Form 20-F
period 2011-03-31
SKY-MOBI Ltd
filed 2011-08-17
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: .

Commission file number: 001-34988

SKY-MOBI LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(Address of principal executive offices)

Carl Yeung, Chief Financial Officer

Tel: +(86) 571-8777-0978

E-mail: ir@sky-mobi.com

Facsimile number: +(86) 571-8775-8616

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing eight common shares of par value US$0.00005 per share	NASDAQ Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

257,389,800 common shares of par value US$0.00005 per share, as of March 31, 2011.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐  Large accelerated filer                ☐  Accelerated filer                ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, unless otherwise indicated, (1) “we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau; (3) “shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts, which evidence our ADSs; (4) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding, and (6) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5483 to US$1.00, the noon buying rate in effect as of March 31, 2011, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2011, or at any other rate.

Mobile application store is a platform that allows users of mobile phones to browse and download applications and content. The mobile application store can either be pre-installed or downloaded over-the-air from a website. Applications and content provided by the mobile application store can be developed either in-house or by third-party developers. The mobile application store generates revenues by selling applications and content to mobile phone users, who pay through mobile network operators or other third-party payment providers for the usage.

Mobile service providers are payment service providers who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators.

The number of user visits to Maopao refers to the number of visits to our servers for browsing content on the menu of the Maopao application store.

The number of downloads of application and content titles on Maopao refers to the number of requests made by our mobile users for downloading a particular application or a content title, or for authorization to access to a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

When calculating number of users of Maopao, we count an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of active members of the Maopao Community refers to the number of registered members who logged on to the Maopao Community at least twice during a month for the relevant quarter.

This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2009, 2010 and 2011, and consolidated balance sheet data as of March 31, 2009, 2010 and 2011.

We completed the initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share, on December 15, 2010. On December 10, 2010, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “MOBI.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have derived our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2009, 2010 and 2011, and the selected consolidated statement of financial position data as of March 31, 2009, 2010 and 2011 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of comprehensive income data for the fiscal year ended March 31, 2008 and the selected consolidated statement of financial position data as of March 31, 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

We have not included financial information for the fiscal year ended March 31, 2007, as such information is not available on a basis that is consistent with the consolidated financial information for the fiscal years ended 2008, 2009, 2010 and 2011, and cannot be provided on the IFRS basis without unreasonable effort or expense.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	18,594	207,239	544,258	675,294	103,126
Cost of revenues from third parties	(9,681)	(134,558)	(353,106)	(461,422)	(70,464)
Cost of revenues from related parties	—	(129)	(1,245)	(3,415)	(522)

Gross profit	8,913	72,552	189,907	210,457	32,140
Research and development expenses	(1,283)	(12,902)	(26,900)	(52,260)	(7,981)
Sales and marketing expenses	(800)	(5,293)	(21,511)	(38,200)	(5,834)
General and administration expenses	(12,123)	(16,725)	(17,507)	(98,938)	(15,109)

Profit (loss) from operations	(5,293)	37,632	123,989	21,059	3,216
Other gains and losses	417	857	3,531	11,179	1,708
Impairment of investment in an associate	—	—	—	(5,760)	(880)

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Finance costs	(1,329)	—	(5,417)	(4,333)	(662)
Share of results of associates	—	(83)	(1,255)	(6,012)	(918)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(4,156)	(134,616)	(290,135)	106,684	16,292
Gain (loss) on changes in fair value of warrants	(239)	(18,423)	(7,548)	7,377	1,127
Gain (loss) on modification of convertible redeemable preferred shares	—	—	(44,439)	—	—

Profit (loss) before tax	(10,600)	(114,633)	(221,274)	130,194	19,883
Income tax benefit (expenses)	—	1,180	(8,528)	5,367	820

Profit (loss) for the year	(10,600)	(113,453)	(229,802)	135,561	20,703

Total comprehensive income (loss) for the year	(10,600)	(113,453)	(229,802)	135,561	20,703

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(10,600)	(113,453)	(229,802)	136,310	20,816
Non-controlling interests	—	—	—	(749)	(113)

	(10,600)	(113,453)	(229,802)	135,561	20,703

Earnings (loss) per share:
Basic	(0.07)	(0.76)	(1.53)	0.74	0.11

Diluted	(0.07)	(0.76)	(1.53)	0.06	0.01

Earnings (loss) per ADS(1):
Basic	(0.56)	(6.08)	(12.24)	5.92	0.88
Diluted	(0.56)	(6.08)	(12.24)	0.48	0.08

(1)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of the Non-IFRS net profit for the year, a non-IFRS financial measure, from loss or profit for the year, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
IFRS Profit (loss) for the period	(10,600)	(113,453)	(229,802)	135,561	20,703
Share-based compensation charges	8,964	5,421	3,606	50,290	7,680
Initial public offering expenses charged into current expenses	—	—	—	3,659	559
Loss (gain) on changes in fair value of warrants	239	18,423	7,548	(7,377)	(1,127)
Loss (gain) on changes in fair value of convertible redeemable preferred shares	4,156	134,616	290,135	(106,684)	(16,292)
Loss on modification of convertible redeemable preferred shares	—	—	44,439	—	—
Foreign exchange loss relating to loss on changes in fair value of convertible redeemable preferred shares and warrants	(1,943)	(755)	(256)	(12,240)	(1,869)
Reversal of withholding tax of shareholding’s dividend (1)	—	—	—	(8,305)	(1,268)

Non-IFRS net profit for the period(2)	816	44,252	115,670	54,904	8,386

(1)	Reversal of withholding tax of shareholding’s dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.
(2)	We define Non-IFRS net profit for the period, a non-IFRS financial measure, as loss (gain) from operations excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in fair value of convertible redeemable preferred shares and warrants, loss on modification of convertible redeemable preferred shares and foreign exchange gain relating thereto, and reversal of withholding tax of shareholding’s dividend. We review Non-IFRS net profit for the period together with profit (loss) for the year/period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in fair value of convertible redeemable preferred shares and warrants, loss on modification of convertible redeemable preferred shares and foreign exchange gain relating thereto, and reversal of withholding tax of shareholding’s dividend. However, the use of Non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit (loss) for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider Non-IFRS net profit for the period in isolation from or as an alternative to total profit (loss) or other financial measures prepared in accordance with IFRS.

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position Data
Cash and cash equivalents	23,825	27,618	75,105	367,214	56,078
Total assets	30,419	102,324	292,491	656,543	100,262
Convertible redeemable preferred shares	27,690	161,584	451,491	—	—
Total liabilities	31,892	211,829	600,003	155,003	23,671
Total equity (deficit)	(1,473)	(109,505)	(307,512)	501,540	76,591
Total equity and liabilities	30,419	102,324	292,491	656,543	100,262
Share capital	57	57	57	92	14
Dividends	—	—	16,250	13,000	1,985
Basic earnings (loss) per share	(0.07)	(0.76)	(1.53)	0.74	0.11
Diluted earnings (loss) per share	(0.07)	(0.76)	(1.53)	0.06	0.01

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on March 31, 2011, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for 2010 at US$1.00: RMB6.5483, which was the noon buying rate in effect as of March 31, 2011. The prevailing rate on August 12, 2011 was US$1.00: RMB6.3892. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year ended March 31, 2007	7.7232	7.8843	8.0300	7.7232
Fiscal Year ended March 31, 2008	7.0120	7.4197	7.7345	7.0105
Fiscal Year ended March 31, 2009	6.8329	6.8532	7.0185	6.7800
Fiscal Year ended March 31, 2010	6.8258	6.8268	6.8371	6.8176
Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483

2011
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May	6.4786	6.4957	6.5073	6.4786
June	6.4635	6.4746	6.4830	6.4628
July	6.4360	6.4575	6.4820	6.4360
August (through August 12, 2011)	6.3892	6.4248	6.4401	6.3892

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a limited operating history and the long-term potential of our business model is unproven, which makes it difficult to evaluate our business.

We commenced our business in 2005 and launched Maopao in December 2006. As such, we have a limited relevant operating history for you to evaluate our business, financial performance and prospects. Our business model is relatively new in China. We may not be able to achieve similar results or growth in future periods. Our business model may become obsolete due to development of other business models or technologies, such as mobile browser technologies. It is also difficult to evaluate our prospects, because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as the mobile application store market. We incurred losses for the fiscal years ended March 31, 2009 and 2010, and we started to generate net profit only in the fiscal year ended March 31, 2011. Our ability to achieve and maintain profitability depends on, among other factors, the growth of the mobile applications industry, the continued acceptance of Maopao and applications and content thereon by our users, our ability to provide new applications and other content to meet the demands of our users, our ability to maintain good relationships with industry participants and our ability to control our costs and expenses. We may not be able to achieve or sustain gross profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practice of mobile network operators with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially and adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may from time to time issue new policies or guidelines or change their business practices, requesting or stating their preferences for certain actions to be taken by all mobile service providers using their networks. Due to our reliance on mobile service providers, who in turn rely on their relationships with mobile network operators, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, mobile service providers are subject to review by mobile network operations from time to time and may lose access to certain mobile network operators’ billing channels. We cannot assure you that our financial condition and results of operations will not be materially adversely affected by policy or guideline changes by PRC mobile network operators.

For example, in November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on PRC-based WAP sites. As a result, China Mobile and other PRC mobile network operators suspended billing for their users for all WAP and G+ mobile gaming platform services, including those services that do not contain offensive or unauthorized content, on behalf of third-party mobile service providers of such services. In January 2010, China Mobile began implementing an additional series of measures targeted at further improving the user experience from mobile handset embedded services. Under these measures, mobile applications and other content that are embedded in handsets will be required to introduce additional notices and confirmations to users during the purchase of such mobile applications and content. In addition, services based on SMS short codes will be required to be more tailored to the specific mobile applications and content offerings or service providers. Such measures make it more burdensome for users to purchase applications and content through our application store. As a result, some users purchased fewer applications and less content through Maopao or even ceased purchasing. In addition, when more SMSs need to be transmitted to effect the same volume of transactions, we face more billing and transmission failures. All these adversely affected our revenues. In addition, in September 2010, China Mobile began implementing another set of new measures which require users to send triple confirmation SMSs before a transaction can be effected.

Furthermore, in the third and fourth quarters of 2010, we noted that users of one mobile network had difficulty in accessing to our servers, which were hosted by a competing telecommunication network operator, which adversely affected our revenues. We moved our servers to a new hosting company in December 2010 to resolve this issue. Primarily due to this issue and the above-mentioned triple-confirmation-SMS measures adopted by China Mobile, our revenues were lower and our non-IFRS net profit for the period were significantly lower in the three months ending December 31, 2010 as compared to the three months ended September 30, 2010. As a result, for the fiscal year ended March 31, 2011, our revenues were only slightly higher and our non-IFRS net profit was significantly lower than the fiscal year ended March 31, 2010. If similar or more stringent measures are imposed by the government or mobile network operators in the future, our results of operations may be materially adversely affected.

We cannot assure you that PRC mobile network operators or the PRC government will not introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of applications and other content offered through Maopao, notifications to users, the billing of users or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell the applications and content on Maopao, any of which could have a material adverse effect on our financial condition and results of operations.

Our failure to maintain cooperation relationships with handset companies to pre-install our application store onto mobile handsets or to establish cooperation with additional handset companies would result in a decrease in our market share.

We rely on handset companies to pre-install our mobile application store onto their mobile phones, which is the primary way to develop our large user base. We have entered into cooperation agreements with over 523 handset companies as of March 31, 2011 to pre-install Maopao onto their products. Our agreements with handset companies are generally for terms of two years and usually contain automatic renewal provisions.

Due to our reliance on handset companies to pre-install Maopao, any loss or deterioration of our existing relationship with handset companies, or our failure to establish cooperation with additional handset companies, particularly those with a substantial market share or growth potential, would result in a decrease in the number of our users and our market share. In addition, the amount paid to handset companies under sales proceeds sharing arrangements constituted a significant portion of our total cost of revenues in recent years. Unfavorable changes to our sharing arrangements with handset companies could adversely affect our results of operations.

Handset companies often pre-install other mobile application stores in addition to Maopao, which could adversely affect purchases of applications and content on Maopao, resulting in a decrease in our revenues. In addition, certain handset companies may consider entering the mobile application store market, and our relationships with such handset companies may be adversely affected as a result.

Our failure to increase the installed base of Maopao among feature phones would adversely affect our market share and results of operations.

Currently Maopao is pre-installed primarily on feature phones. Our ability to increase the installed base of Maopao depends on many factors, some of which are not within our control. Overall China handsets sale has experienced high growth in the past but this trend may change. Feature phones may no longer account for a majority of the installed base of handsets in China. China’s handset market is rapidly evolving, and there are continually new entrants in this market. Sales of handsets, particularly feature phones, are affected by changing consumer tastes, market trend and other factors. Therefore, handset companies and design houses occupying leading market positions in one year may lose a substantial portion of their market share the next year. Although we currently work with feature phone handset companies having a large aggregate market share in China, there is no assurance that these handset companies may continue to maintain such market share. In addition, mobile carrier-subsidized handsets historically had a relatively large market share in China, and they may regain consumer acceptance and a larger market share in China in the future, which may adversely affect our ability to pre-install Maopao onto handsets, particularly feature phones. Our failure to increase the installed base of Maopao among feature phones would adversely affect our market share and results of operations.

We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.

The mobile application store market in China is highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. We compete directly with:

•

other independent application store operators which offer mobile application stores similar to ours, such as Shenzhen Shenxunhe Technology Co., Ltd., Shanghai Snowfish Tech. Co., Ltd. and Shanghai Coolbar Co., Ltd.

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones and other mobile devices from Apple Inc. or the Ovi Store on Nokia handsets;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	emerging mobile operating systems which have their own application stores, such as Android or Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Tencent and Baidu.

We may also face alliances between our existing and new competitors. New competitors may also emerge. For example, mobile service providers, handset companies or other parties may introduce a mobile application store or other business model to compete with us. In addition, some wireless communication chip manufacturers have launched or plan to launch their own application stores. With more entrants into the industry, aggressive price cutting by competitors may result in downward pressure on our gross margins in the future. Some of our existing and potential competitors have significantly greater financial, technological and marketing resources, stronger relationships with industry participants and a larger portfolio of content offerings than we do. Some of our competitors or potential competitors, especially major foreign mobile application store providers, have greater development experience and resources than we have. If there are new entrants in the market or intensified competition among existing competitors, we may have to provide more favorable revenue sharing arrangements to industry participants working with us, which could adversely affect our profitability. If we fail to compete effectively, our market share would reduce and our results of operations would be materially and adversely affected.

We depend on mobile service providers, and ultimately mobile network operators for the collection of a substantial majority of our revenues, and any loss or deterioration of our relationship with mobile service providers or mobile service providers’ relationship with mobile network operators may result in severe disruptions to our business operations and the loss of revenues.

For the three fiscal years ended March 31, 2011, a substantial majority of our revenues were collected through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators. As of March 31, 2011, we have entered into agreements with approximately 110 mobile service providers, such as Tom.com, Kongzhong and Sina. Our agreements with mobile service providers are generally for terms of one to three years and they do not all have automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but on occasion, the renewals or new contracts can be delayed for periods of one month or more.

We rely primarily on mobile service providers for collection of sales proceeds from users and they in turn depend on mobile network operators to provide billing and collection services for them. Three mobile network operators, namely China Mobile, China Unicom and China Telecom, dominate the wireless telecommunication sector in China. As China Mobile has the largest subscriber base in China, a significant majority of our sales proceeds have been collected through China Mobile. Because of these large mobile network operators, particularly China Mobile’s dominant position in China’s mobile market, mobile service providers face significant risks with respect to their arrangements with mobile network operators, and such risks could in turn affect our business and results of operations. For example, in late 2009 and early 2010, these mobile network operators unilaterally terminated services provided by some mobile service providers due to these mobile service providers’ alleged provision of inappropriate content in violation of regulatory requirements or due to their charging users service fees without consent. Although we may switch to another mobile service provider if a service provider’s payment channel becomes unavailable or its collection performance deteriorates, we may experience delays associated with such a switch, which may result in a loss of revenues. Also, due to our reliance on the mobile service providers to collect sales proceeds from our users, any loss or deterioration of our relationships with mobile service providers or disruption of our mobile service providers’ relationship with mobile network operators may result in severe disruptions to our business operations, the loss of our revenues and a material and adverse effect on our financial condition and results of operations.

We depend on the billing and collection systems of mobile network operators and mobile service providers. The inaccuracy of these systems and the financial soundness of mobile network operators and mobile service providers could affect our business and results of operations.

We depend indirectly on mobile network operators to maintain accurate records of payments of sales proceeds by users and collect such payments. Our mobile service providers usually receive periodic statements from the mobile network operators confirming the value of our mobile applications and content that the mobile network operators billed to users. We in turn receive periodic statements from mobile service providers, which indicate the aggregate amount of fees that were charged to users for purchases of applications and content through Maopao. While we conduct independent sampling tests to verify information provided to us, our sampling is on a relatively small scale compared to the total transaction volume and the inaccuracies found are usually resolved through negotiations with mobile service providers. Our business and results of operations could be adversely affected if the mobile network operators or mobile service providers miscalculate the revenues generated from the sales of our mobile applications and content.

We generally offer our mobile service providers credit terms ranging from 60 to 90 days. Receivables from our top ten mobile service providers in terms of accounts receivable balances accounted for approximately 85.3% and 65.4% of our total trade receivable as of March 31, 2010 and March 31, 2011, respectively. Failure to timely collect our receivables from mobile service providers may adversely affect our cash flows. Our mobile service providers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us. Any inability of current or potential mobile service providers to pay us may adversely affect our earnings and cash flow.

Our revenues and cost of revenues are affected by billing and transmission failures which are often beyond our control. If we fail to implement a new system to correctly record billing and transmission failures in a timely manner, the credibility of our system may be harmed and our relationships with industry participants may be adversely affected.

After a mobile user confirms a purchase of mobile applications or other content, the mobile service provider will send the user a confirmation SMS with transaction details and also send a simultaneous message to the mobile network operator, which we refer to as message original, or MO. We also record such transactions on Maopao. Upon receiving the MO data, the mobile network operator will verify if a transaction has finally been effected. If the transaction has been effected, the mobile network operator usually will receive, from the user’s mobile phone, a confirmation message, which we refer to as message received, or MR. Based on MR data, mobile network operators record the transactions and bill the user.

The MR data are usually lower than the MO data due to various reasons, including:

•	the mobile network operator experiences technical problems with its network which prevent the transmission of MR data;

•

the delivery of mobile applications and content through Maopao to a user is prevented because the user’s phone is turned off for an extended period of time, or the user’s prepaid phone card has run out of value; and

•	we experience technical problems with Maopao that prevents the delivery of our applications and content.

These situations are known in the industry as billing and transmission failures. In the fiscal year ended March 31, 2011, the monthly MR amounts we received from mobile network operators were approximately 15% to 25% lower than the monthly MO amounts recorded on Maopao.

We recognize our revenues based on MR data. In line with industry practice, we make payments to content providers and handset companies based on our MO data rather than MR data, because MR data generally does not contain sufficient information to enable us to identify which application or content title is purchased through which handset model. Recognizing the difference between MO and MR data, we apply discount ratios to our MO data to account for billing and transmission failures. Consequently, share of sales proceeds based on MO data may not accurately reflect content providers, and handset companies’ contribution to a particular effected transaction.

These failures may from time to time be augmented by policy changes made by PRC government authorities and mobile network operators. Due to a change in China Mobile’s practices, since January 2010, we have not been able to match the data of an individual download with a particular content and handset model. Therefore, we have since then calculated the sales proceeds payable to individual content providers and handset companies based on the number of application and content downloads recorded by our servers attributable to the relevant content and handset models as a percentage of the aggregate number of downloads recorded by our servers during the relevant periods. Our relationship with a content provider or a handset company may be adversely affected if it takes the view that the amount we pay to it for its products or services during any period since China Mobile’s practice change in January 2010 did not accurately reflect the amount it is entitled to receive from us pursuant to the terms of its contract with us.

We are in the process of implementing a new system, which should provide a more reliable estimate on matching the MO data provided by the mobile service providers and mobile network operators with individual user transactions recorded by our transaction clearing system. However, if we fail to successfully implement such system in a timely manner, we may not be able to accurately reward third-party content providers and handset companies, which could harm the credibility of our system and adversely affect our relationships with them.

We currently focus on the feature phone market and do not have a track record of successfully pre-installing Maopao on smart phones. If we fail to capture opportunities in the expected growth of the smart phone market, our growth prospects may be materially and adversely affected.

We primarily work with handset companies designing and manufacturing feature phones, which currently have a substantially larger market share in China compared with smart phones. Smart phones are already very popular in developed countries and may gain more popularity in China. Smart phones are higher-priced, technologically advanced devices with personal computer-level versatility that operate advanced operating systems such as Android, Apple’s iOS, BlackBerry OS, Linux, Symbian and Windows Phone. Smart phones are usually characterized by more powerful processors, larger screens and higher data storage capacity than feature phones, and are able to easily install and run high performance multimedia applications. We have designed versions of our Maopao application store which can be easily downloaded over the air to smart phones with operating systems such as Symbian. However, downloading and installing these customized versions is not as convenient to users as accessing Maopao pre-installed on their handsets. As smart phones are gaining market share in China and around the world, some of our users may migrate to smart phones, which can operate applications with better functionalities than feature phones. We plan to actively pursue pre-installation of Maopao onto smart phones, in particular Android-based smart phones, which we believe will be one of the major smart phone operating systems in China. However, there is no assurance that we can successfully establish relationships with smart phone companies and enhance or maintain the volume and/or market share of mobile handsets with Maopao pre-installed. In addition, many smart phone companies have developed their own application stores. Even if Maopao is installed on smart phones, we will compete with the application stores operated by these smart phone companies and cannot guarantee that users of smart phones will use the applications and content on Maopao at the same level as feature phone users.

As community-based applications and other content offered through Maopao are expected to account for an increasing portion of our revenues in the future, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that community-based applications with social network functions, such as mobile social games, will generate an increasing percentage of our revenues in the foreseeable future. However, we began operating pilot test mobile social games in 2008 and only have limited experience in this area. In addition, community-based applications require a substantial number of users to reach critical mass and may result in the concentration of users in certain applications or titles. For example, in the fiscal year ended March 31, 2011, we estimate that Fantasy of the Three Kingdoms accounted for a substantial majority of our Maopao Community revenues through K Currency, the primary form of payment allowed for purchases in the Maopao Community. We are also enhancing our efforts in marketing mobile applications and content with social network functions, though our experience in that field is also limited. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the user base of the existing community-based applications and other content provided through Maopao;

•	any decrease in popularity of the existing community-based applications and content in the market or any decrease in their purchases due to intensifying competition or other factors;

•	failure by us or relevant third-party content providers to make quality upgrades, enhancements or improvements to these applications and content in a timely manner in response to user preferences;

•	failure by us or relevant third-party content providers to develop and launch new community-based applications and content appealing to users;

•	our failure to efficiently operate community-based applications and content and provide effective customer service;

•	our failure to comply with regulatory requirements with respect to these applications and content; or

•

any breach of related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to these applications and content.

The laws and regulations regulating mobile social games in China are developing and subject to future changes. If we fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

To operate mobile social games in China, a series of permits and approvals are required. For example, we have obtained a license from the Ministry of Culture with respect to the operation of mobile social games. In addition, the Internet publication of mobile social games should be pre-approved by the General Administration of Press and Publication, or the GAPP. We operate a substantial majority of our mobile social games in collaboration with third parties such as content providers, and such third parties are in charge of obtaining the approvals from the GAPP. For the remaining mobile social games we operate, we are responsible for obtaining the approvals from the GAPP. Because the requirement for GAPP approval of mobile social games was imposed in late 2009 and the approval process is lengthy, none of the mobile social games that we operate has been approved by the GAPP yet. With respect to the games that we operate alone, we have not submitted applications for GAPP approval of any of these games yet as we are required to obtain an online publication license from the GAPP first and we have started the process of obtaining such license. We cannot assure you that we can obtain an online publication license in a timely manner or at all. With respect to the games that we operate in collaboration with third parties, the applications for GAPP approval of some of the games have been submitted by third parties. We have requested other third parties to submit applications to GAPP for approval of the other games as soon as possible. In case we or such third parties cannot obtain the GAPP approval, we may be subject to various penalties, including fines and discontinuation of operation of the relevant games. As mobile social games are at an early stage of development in China, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arise. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the operation of mobile social games. We cannot assure you that we will be able to timely obtain required licenses or any other new license required in the future, or at all. We cannot assure you that we will not be found in violation of any current or future PRC laws and regulations.

The PRC government has introduced various measures aimed at regulating online games, the provision of virtual currency and other related content. If we are deemed to have violated any of the rules and regulations, we may be subject to penalties and our results of operations may be materially and adversely affected.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies which plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. This rule also regulates content review and other aspects of operation of online games as well as virtual currency transaction services. See “Item 4. Information on the Company — B. Business Overview — PRC Regulations.” In addition, the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the Ministry of Culture in February 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

Our mobile games, including both single-player games and mobile social games, may be subject to government approval before placement on Maopao. All of our revenues from mobile social games are collected through the sale of our virtual currency, the K Currency. Our item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations intended to limit the total amount of virtual currency issued by online game operators and the amount of purchase by an individual game player. The restrictions imposed by the above rules may result in lower sales of our virtual currency, and could have an adverse effect on our revenues from games. If our operations or the applications and content on Maopao are deemed to have violated any of these rules and regulations, we may be subject to penalties and our results of operations may be materially and adversely affected.

We may not be successful in effectively promoting or developing our brand.

Enhancing the awareness of our “Maopao” brand among users and establishing it as a consumer brand with high recognition forms an integral part of our growth strategy. We believe our future success therefore depends on, among other things, market recognition and acceptance of our “Maopao” brand. We lack experience in promoting or developing our brand among users. To effectively promote our brand, we would have to be able to build and maintain the brand image by focusing on a variety of promotional and marketing activities to promote brand awareness. There is no assurance that we will be able to effectively promote or develop our brand and if we fail to do so, our growth may be adversely affected. In addition, negative publicity or disputes regarding our brand, offerings, company or management could materially and adversely affect public perception of our brand. Many of the factors that affect our brand may be outside our control, such as industry participants, including handset companies and content providers working with us, tainting our brand because of the concern over the quality of such industry participants’ products and services. Any impact on our ability to effectively promote our brand or any significant damage to our brand’s image could materially and adversely affect our sales, profits and prospects.

Our ability to generate revenues could suffer if the PRC market for mobile application stores and advanced applications and content does not develop as anticipated.

The mobile application store market in China has evolved rapidly in recent years over the last decade, with the introduction of new business models, development of user preferences, launch of new service and product offerings, market entry by new competitors and adaptation of new strategies by existing competitors. We expect each of these trends to continue, and we must continue to adapt our strategy to successfully compete in our market.

In particular, we are currently focused on operating a mobile application store which provides a wide range of applications and other content for feature phone handsets using 2G and 2.5G technologies, through our cooperation with various industry participants, including content providers, mobile service providers and handset companies. There can be no assurance, however, that our technologies, business model and offerings will be accepted by users or sufficiently promoted by us and industry participants working with us. Moreover, there are numerous other technologies and business models in varying stages of development, such as mobile tablets, netbooks or other mobile Internet devices involving fourth generation mobile technologies, which could render certain current technologies or applications obsolete.

Accordingly, it is extremely difficult to accurately predict user acceptance and demand for our various existing and potential new offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that users will be willing to pay for offerings provided through our mobile application store or whether users will have concerns over security, reliability, cost and quality of service associated with our offerings. If acceptance of our mobile application store is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and we may be liable for information displayed on, retrieved from, or linked to our Maopao application store.

China has enacted regulations governing telecommunication mobile service providers, Internet and wireless access and the distribution of news and other information over the Internet and wireless telecommunication networks. Under these regulations, Internet content providers and Internet publishers like us are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. Meanwhile, when Internet content providers and Internet publishers find that information falling within the above scope is transmitted on their website or platform, they shall terminate the transmission of such information or delete such information immediately and keep records and report to relevant authorities. Failure to comply with these requirements could result in the revocation of required licenses and the closure of the concerned websites or platforms. The website or platform operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website or platform. Mobile network operators like China Mobile also have their own policies prohibiting or restricting the distribution of inappropriate content. Since December 2009, Chinese government has been tightening up its efforts on cracking down inappropriate content disseminated over the Internet and wireless networks.

On December 15, 2009, the Ministry of Industry and Information Technology of the PRC, or MIIT, issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business, promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing such obscene materials on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to relevant authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct full daily inspection of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Rule on Online Games, according to which companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations.

As these regulations are relatively new and subject to interpretation by the relevant authorities, it may not be possible for us to determine in all cases the type of content that could result in liability for us as a mobile application store operator. Even though we may determine that the mobile applications and content provided on Maopao complies with regulatory requirements, regulatory authorities may hold a different view. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through Maopao, despite our attempt to monitor such content. For example, many of the industry participants we work with, such as handset companies and content providers, have access to the technology used to develop applications for Maopao. Personnel who have access to our technology may develop malware and other inappropriate content. Although we are able to control the content displayed on Maopao, a distributor of malware or other inappropriate content developed in our proprietary format could disseminate such content directly through the Internet without accessing our Maopao server and such content may be downloaded by individual users onto their mobile handsets. To the extent that regulatory authorities find any portion of the applications and content on Maopao objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail the nature of such content on Maopao, which may reduce our user traffic.

We may be subject to significant penalties for violations of those regulations arising from information displayed on, retrieved from or linked to Maopao, including a suspension or shutdown of our operations. Any violation, or perceived violation, of such regulations may subject us to claims of contractual breaches from the industry participants we work with including mobile service providers and handset companies, and we may face suspensions or termination of the cooperative relationships and/or claims for monetary damage, and our financial condition and results of operations would be materially and adversely affected.

Potential problems encountered when we implement a new system to record user data may lead to user dissatisfaction and loss of revenues, which may adversely affect our results of operations.

In August 2010, we implemented a new system to record user data and match most MO data provided by the mobile service providers and mobile network operators with individual user transactions recorded by our transaction clearing system. The new data record system allows us to verify the accuracy of records provided to us by the mobile service providers and more accurately calculate the fees payable to industry participants such as handset companies and content providers. Since we implemented this new data record system, however, we have noticed that in connection with over approximately 5% of transactions, users may not be able to access the applications or contents they chose after they confirm purchase, which results in a failed purchase and lost revenues to us. We cannot assure that the failed purchase rate will reduce, and our business may suffer from user dissatisfaction and continuous loss of revenues, and our results of operations may be adversely affected.

We rely on third-party content providers for a majority of applications and content available on Maopao. If we are not able to license or otherwise obtain applications or content that meet user interest, it would materially and adversely affect our business.

We contract with third-party content providers to offer their mobile applications and other content through our mobile application store. A majority of our licensing arrangements with these third parties are short-term and do not guarantee the continuation or renewal of these arrangements on reasonable terms, if at all. Most licensing arrangements, particularly those for simple applications and single-player games, only have a short exclusivity period of three to six months, if any. Some third-party content providers currently or in the future may offer competing mobile applications and content, and could take actions to make it more difficult or impossible for us to license their content in the future. Other content owners, providers or distributors may seek to limit our access to, or increase the total cost of, such content. There is no assurance that content providers will continue to develop and maintain applications and other content for our mobile application store on a timely basis or at all. If we are unable to continue to offer a wide variety of mobile content at reasonable prices with acceptable usage rules, our financial condition and operating results may be materially and adversely affected. If content licensed to us is also available to other application store operators or other competitors due to no exclusivity period for our licenses or the expiration of exclusivity period, the popularity of Maopao and our ability to monetize such content may be adversely affected. For example, since the expiration of the three-month exclusivity period for the mobile social game, Fantasy of the Three Kingdoms, we face competition with other application stores that offer the same game.

Furthermore, we develop certain applications and content available on Maopao in-house, for example, we developed our card game center in-house. Such development may negatively affect the decisions of content providers to develop, maintain and upgrade similar or competitive applications for Maopao. If content providers focus their efforts on competing mobile application stores, the availability and quality of applications for Maopao may suffer.

If we are unable to successfully develop, license, launch and/or operate additional mobile applications and other attractive content that grow our user base and increase our revenues, our future results of operations will be adversely affected.

We will need to continually develop, license, launch and operate mobile games and other popular content to replace our existing mobile games and other content as they reach the end of their useful economic lives, and to meet our growth strategy of operating a larger number of diversified content that expands our overall user base and increases our revenues.

We are currently in the process of developing applications and other content in-house as well as licensing new mobile applications and other content from third parties. The success of our mobile application store will largely depend on our ability to anticipate and effectively respond to changing user tastes and preferences and technological advances in a timely manner. We cannot assure you that we can identify and license from third parties appropriate mobile games and other applications and content at reasonable terms or at all, nor can we assure you that the mobile applications and other content we license or develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to users, able to compete with mobile applications and other content offered by our competitors, or commercially successful. In addition, as we introduce content, some of our existing users may switch to the new content. If this transfer of users from our existing mobile applications and other content does not grow our overall user base and revenues, our growth and profitability may be materially and adversely affected. If we are not able to develop, license or acquire mobile applications and other content that are commercially successful and have continuing appeal to users, our future profitability and growth prospects will decline.

Our failure to anticipate or successfully implement new technologies could render Maopao uncompetitive or obsolete, and reduce our revenues and market share.

Our proprietary Maopao application store and related technologies, including standard software development kits and tool suites, are critical to our success. The mobile applications industry is subject to rapid technological change. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our development results. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which mobile application store technology has been and will continue to be developed, we may not be able to timely improve Maopao and related technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and product offerings that we are developing or expect to develop in the future obsolete or uncompetitive, thereby potentially resulting in a decline in our revenues and market share.

Undetected programming errors or flaws in our mobile application store or applications available thereon could harm our reputation or decrease market acceptance of Maopao.

Mobile application store and applications available through our store, such as mobile social games, which are subject to frequent improvement and update, may contain errors or flaws that may only become apparent when the updated application stores and applications are accessed by mobile users, particularly as we launch new features and updates under tight time constraints. We mostly rely on our users to inform us of programming flaws affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming errors or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and market acceptance of Maopao may also be harmed. In addition, Chinese government authorities have promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in Maopao inadvertently charges users without consent, we may be subject to administrative penalties and fines.

Failure to maintain effective customer service could harm our reputation or decrease market acceptance of Maopao, which would materially and adversely affect out results of operations.

Customer service is critical to retaining current users and attracting potential users, and we may not be able to maintain and continuously improve the quality of our customer service to meet mobile users’ expectations. If Maopao or the mobile applications and other content offered through Maopao contains errors or other flaws, or if we otherwise fail to provide effective customer service, our users may be less inclined to use Maopao or recommend Maopao to other potential users, and may switch to our competitors’ mobile application stores. Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our other users. Unsatisfactory customer service can disrupt our operations, adversely affect the user experience, harm our reputation, cause our users to stop using Maopao, and delay market acceptance of Maopao and/or the mobile applications and other content offered through Maopao, any of which could materially and adversely affect our results of operations.

Unexpected network interruptions, data loss, security breaches, computer virus attacks or other risks relating to the operation of applications on Maopao could have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of applications and content available on Maopao may cause significant harm to our reputation and our ability to attract and maintain users. Major risks involved in our operation of these applications include, among others, any breakdowns or system failures of our network infrastructure resulting in a prolonged shutdown of all or a material portion of our servers, including failures which may be attributable to sustained power outages, or efforts to gain unauthorized access to our systems causing loss or corruption of data or malfunctions of software or hardware.

Our critical servers and backup servers are both located in Hangzhou, though not in the same building. As a result, our network systems are vulnerable to damage from natural disasters or accidents affecting the region where these servers or our other network equipment are located, such as fire, flood, power loss, telecommunications failures, computer viruses, hackings and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our offerings or deterioration in the quality of access to our offerings could reduce our user satisfaction and our competitiveness. In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could have a material adverse effect on our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

The growth of our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless business is the secure transmission of confidential information over the wireless network. We have implemented an account management system for users of our community-based applications and content and plan to expand such system to all of our users. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user name and password. While we have not experienced any material breach of our security measures to date, there can be no assurance that advances in technology capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by us to protect user information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile application store in particular. To the extent that our activities involve the storage and transmission of proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches, and failure to prevent such security breaches may have a material adverse effect on our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may have a material adverse effect on our reputation and business.

In addition to collection through mobile service providers, currently a small portion of our revenues is collected through payment processing agents, who help us collect sales proceeds through third-party payment channels such as game cards of third-party companies, other prepaid cards, bank remittance, China Post, and virtual money, among others. Although our payment processing agents have not historically collected a significant volume of sales proceeds, going forward, we plan to increasingly utilize these payment processing agents. In the transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence. We do not have control over the security measures of third-party payment channels and we cannot assure you that their security measures are adequate or will be adequate with the expected increased usage of their payment channels. Security breaches of these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation, ability to attract users and encourage users to pay through these third-party payment channels.

Our business is increasingly subject to the risks of international operations.

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•

difficulty in identifying appropriate local content providers, handset companies, mobile service providers and/or joint venture partners and establishing and maintaining good cooperation relationships with them;

•	difficulty in understanding local market and culture;

•

compliance with foreign laws and regulations that apply to our international operations, including without limitation, import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results also could be significantly affected by these and other risks associated with international activities. Furthermore, we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, but there can be no assurance that our employees, contractors, or agents will not violate such laws and regulations or our policies. Any such violations could individually or in the aggregate materially and adversely affect our financial condition or operating results.

Our business could suffer if we do not successfully manage our current growth and potential future growth.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, strain on our management personnel, systems and resources. To accommodate our growth pursuant to our strategies, we anticipate that we may need to implement and maintain a variety of new and improved operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, and manage our relationships with our users and other industry participants such as content providers, mobile service providers and mobile handset companies. All of these endeavors will require substantial management effort and skill and the incurrence of additional expenditures. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

We may not be able to adequately protect our intellectual property rights, and any failure to protect our intellectual property rights could harm our business and competitive position.

We believe that trademarks, trade secrets, copyrights, and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and our brand. We have invested significant resources to develop our own intellectual property and acquire licenses to use and distribute the intellectual property of others for our business; failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.

We could face claims by others that we are improperly using intellectual property owned by them or otherwise infringing upon their rights in intellectual property. A large portion of content available on Maopao, including most mobile music and book titles, is licensed to us by third parties. Although we take measures to ensure that licensors have the intellectual property rights with respect to the licensed content, there is no assurance that we will not be subject to infringement claims regarding such licensed content. Irrespective of the validity or the successful assertion of such claims, we could incur costs in either defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation against us could potentially force us to, among other things, cease offering the challenged mobile application or content, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. In such case, we may not be successful in developing such alternatives or in obtaining such licenses on reasonable terms or at all and our results of operations, financial performance and business could be materially and adversely affected.

Our business depends substantially on the continuing efforts of our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our future success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Michael Tao Song, our chairman and chief executive officer, Mr. Li Ou, our chief technology officer, and Mr. Carl Yeung, our chief financial officer. If one or more of our senior management or key personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. In addition, Mr. Carl Yeung is currently named as a co-defendant in securities class actions filed against China Natural Gas, Inc., a Delaware corporation whose common shares are listed on the NASDAQ Global Market. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” These actions and any future legal proceedings against any of our management members may divert their attention and harm their reputation regardless of the final results of the legal proceedings and thereby may have an adverse impact on our business and reputation. In addition, Mr. Yeung could potentially be held individually liable for civil damages.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose collaborators, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement and certain confidentiality and non-competition clauses or agreement with us. However, if any dispute arises between our officers and us, the non-competition provisions contained in their confidentiality and non-competition clauses or agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the ground that we have not provided adequate compensation to these executive officers for their non-competition obligations, which is required under the relevant PRC regulations.

We may not be successful in attracting and retaining qualified personnel and our business and results of operations could be negatively impacted.

We will need to hire and retain additional qualified employees to support our existing operations and planned expansion. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel in the future, particularly considering our location in Hangzhou, a region less attractive to some industry talents compared to cities such as Beijing or Shanghai. We cannot assure you that we will be able to attract or retain qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other holders of our common shares and ADSs.

Our principal shareholder, Xplane Ltd., a British Virgin Islands company controlled by Mr. Michael Tao Song, our chairman and chief executive officer, and his wife, holds 58.3% of our outstanding share capital as of March 31, 2011. Accordingly, Xplane Ltd. has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even if it is opposed by our other shareholders.

We have a limited insurance coverage which could expose us to significant costs and business disruption.

Other than insurance for some of our transportation vehicles, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a management report on the company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. Beginning with our annual report on Form 20-F for the fiscal year ending March 31, 2012, we will be required to prepare a management report on our internal controls over financial reporting containing our management’s assessment of the effectiveness of our internal controls over financial reporting. In addition, depending on our market capitalization, our independent registered public accounting firm may be required to attest to and report on our management’s assessment of the effectiveness of our internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Prior to our initial public offering in December 2010, we were a private company with a limited number of accounting personnel and other resources with which to address our internal controls and procedures over financial reporting. In the audit of our consolidated financial statements for the fiscal year ended March 31, 2010, we noted two material weaknesses and two significant deficiencies in our internal control over financial reporting as defined in the standards established by the U.S. Public Company Accounting Oversight Board. The material weaknesses identified were (i) lack of sufficient finance and accounting resources with adequate IFRS knowledge to analyze complex accounting transactions and (ii) design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information. Significant deficiencies identified included those related to (i) lack of established and documented financial accounting policies and procedures, and (ii) lack of audit committee or internal audit function.

Following the identification of these material weaknesses and significant deficiencies, we have been implementing a number of measures to improve our internal control over financing reporting in order to obtain reasonable assurance regarding the reliability of our financial statements. See “Item 15. Controls and Procedures — Changes in Internal Control.” Although we believe that the implementation of these measures have rectified one of the material weaknesses and one of the significant deficiencies, we cannot assure you that any these or other measures will be adequate to remedy or rectify the remaining material weakness or the remaining significant deficiency.

We will continue to implement measures to remedy any significant deficiencies to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. While we have expanded our financial staff after the initial public offering, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could have a material adverse effect on our ability to manage our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable future acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining personnel of the acquired companies;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenues growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize, and the loss of key personnel and users. If we are not able to realize the benefits envisioned for such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may be adversely affected.

We may be unable to secure additional funding in the future or to obtain such funding on favorable terms.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our continued growth or other future developments, including any investments or acquisitions we may decide to pursue. The amount and timing of such additional financing needs will vary principally depending on the timing of new product or service launches, investments and/or acquisitions, and the amount of cash flow from our operations. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or securities convertible into our common shares could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of mobile application store operators in China;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulations of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatilities in the capital markets worldwide.

We may experience fluctuations in quarterly operating results.

Our quarterly operating results have experienced fluctuations and may continue to fluctuate in the future due to a variety of factors, including policy changes, the demand for our offerings and our competitors’ products and services, the launch of new mobile applications and content through Maopao, and our revenue sharing arrangements with industry participants. Although our revenue sharing arrangements with industry participants vary within a small range, such differences may result in fluctuation of gross margin from period to period. For example, our cost of revenues as a percentage of total revenues may increase in a particular period if a handset company that is entitled to a relatively higher percentage of sales proceeds introduces a new handset model through which we generate a substantial amount of revenues in that period. Therefore, our cost of revenues as a percentage of total revenues may be higher compared to other periods when revenues are generated through handsets from handset companies that are entitled to a relatively lower percentage of sales proceeds. Also, changes in policy and practices by network operators, including China Mobile, may affect the availability of mobile service providers and user experience in a particular period, result in increased billing and transmission failure rate, cause delays associated with switching from certain service providers to others, and affect our quarterly results of operations.

Our revenues may be affected by seasonality, e.g., our revenues tend to be higher during holiday periods when users tend to make more purchases of applications and other content through our mobile application store. Such seasonality may appear less prominent in recent periods when we achieve significant revenue growth, but may become more prominent in the future. We believe that period-to-period comparisons of operating results are not necessarily indicative of our future results. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Substantially all of our business operations are conducted in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy also slowed down in the second half of 2008 and early 2009. The effect of the global economic crisis subsided through 2010. There is also uncertainty with respect to the Chinese economy for 2011 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

Although the Chinese economy is no longer a planned economy, the PRC government continues to exercise significant control over China’s economic growth through direct allocation of resources, monetary and tax policies, and a host of other government policies such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies, and regulate the growth of the general or specific market. These government involvements have been instrumental in China’s significant growth in the past 30 years. If the PRC government’s current or future policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate or strategy, our results of operations could be adversely affected as a result.

If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese laws, and our PRC subsidiaries, Hangzhou Dianneng Technologies Co., Ltd., or Dianneng, and Pusida (Beijing) Technologies Co., Ltd., or Pusida, are foreign-invested enterprises. Various regulations in China currently restrict foreign-invested entities from holding certain licenses required to operate mobile application store business, including telecommunications value-added services operation licenses. In light of these restrictions, we rely on our SPEs, Hangzhou Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, and Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, Hangzhou Feineng Technologies Co., Ltd., or Feineng, to hold and maintain the licenses necessary to operate our mobile application store business in China. We do not have any equity interest in Hangzhou Sky, Mijia, Fanyi or Feineng, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements. In addition, we have entered into agreements with Hangzhou Sky, Mijia, Fanyi, Feineng and each of their shareholders which provide us with the ability to control Hangzhou Sky, Mijia, Fanyi and Feineng. For a description of these contractual arrangements, see “Item 4. Information on the Company —C. Organizational Structure — Contractual Arrangements with Hangzhou Sky and its Shareholders, Contractual Arrangements with Mijia and its Shareholders, Contractual Arrangements with Fanyi and its Shareholders, and Contractual Arrangements with Feineng and its Shareholders.”

Under the equity pledge agreements of these contractual arrangements, the shareholders of these SPEs, pledged their respective equity interests in the SPEs to Dianneng. According to PRC law, such pledge has to be registered with the relevant administration for industry and commerce. We are currently in process of applying for registration of the pledge of SPEs’ equity interests with Hangzhou Administration for Industry and Commerce. We cannot assure you that Dianneng will be able to effect the registration of the pledge in the near future.

The Circular regarding Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the MIIT, in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. The Circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice provides, among others, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect ways such as establishing other joint venture companies, or contractual or technical arrangements. As advised by our PRC counsel, Jincheng Tongda & Neal Law Firm, the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our subsidiaries or SPEs, nor does it affect our control over our subsidiaries and SPEs. There are, however, substantial uncertainties regarding the interpretation and application of the GAPP Notice. Accordingly, we cannot assure you that the GAPP will not ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we or any of our PRC operating companies are found to be in violation of the GAPP Notice in connection with the operation of online games, the GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in serious cases where relevant licenses and registrations would be refused or cancelled.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of Hangzhou Sky, Mijia, Fanyi, Feineng and Dianneng are in compliance with all existing PRC laws and regulations, and (ii) each contract under Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and each of their shareholders is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we cannot assure you that we will not be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular. Accordingly, we cannot assure you that the PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Dianneng’s business license or Hangzhou Sky, Mijia, Fanyi or Feineng’s business or operating licenses, requiring us to restructure the relevant ownership structure or operations, and requiring us to discontinue all or any portion of our mobile application store business. Any of these actions could cause significant disruption to our business operations.

Our contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and their respective shareholders may not be as effective in providing control over Hangzhou Sky, Mijia and Fanyi as direct ownership of these companies.

We conduct our mobile application store business in China through Hangzhou Sky, Mijia, Fanyi and Feineng. Our contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and their respective shareholders provide us with effective control over these companies. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Hangzhou Sky and its Shareholders, Contractual Arrangements with Mijia and its Shareholders, Contractual Arrangements with Fanyi and its Shareholders, and Contractual Arrangements with Feineng and its Shareholders.” As a result of these contractual arrangements, we have control over, and we are considered to be the primary beneficiary, of Hangzhou Sky, Mijia, Fanyi and Feineng and accordingly, we consolidate the results of operations, assets and liabilities of Hangzhou Sky, Mijia, Fanyi and Feineng in our financial statements.

Although we have been advised by Jincheng Tongda & Neal Law Firm, our PRC legal counsel, that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Hangzhou Sky, Mijia, Fanyi or Feineng as direct ownership of these companies. In addition, Hangzhou Sky, Mijia, Fanyi, Feineng or their respective shareholders may breach the contractual arrangements. We cannot assure you that when conflicts of interest arise, Hangzhou Sky, Mijia, Fanyi, Feineng and their respective shareholders will act completely in our interests or that these conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

Contractual arrangements we have entered into may be subject to scrutiny by the PRC tax authorities, and a finding that we or our SPEs owe additional taxes could reduce our net income and the value of your investment.

As required by applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and Hangzhou Sky, Mijia, Fanyi and Feineng on the other, do not represent an arm’s-length price and adjust Hangzhou Sky, Mijia, Fanyi, or Feineng’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Hangzhou Sky, Mijia, Fanyi, or Feineng which could in turn increase their respective tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on our SPEs for underpaid taxes. Our net income may be adversely affected if our SPEs’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Hangzhou Sky, as a “software enterprise”, enjoys a full exemption from enterprise income tax, or EIT, in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate of Hangzhou Sky would be 12.5% from 2010 to 2012. If Hangzhou Sky fails to maintain the qualification as a “software enterprise”, its effective EIT rate will increase, which could adversely affect our results of operations.

In addition, pursuant to relevant tax rules, each of Hangzhou Sky, Mijia, Fanyi and Feineng is subject to a 3% business tax rate with respect to its business of the value-added telecommunications services that fall under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Businesses. See “Item 5. Operating and Financial Review and Prospects — Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and thus have a material adverse effect on our operating results.

We principally rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely principally on dividends and other distributions on equity from our subsidiaries in China for our cash requirements. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially and adversely affected. Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the near future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless there is a tax treaty with China that provides for a different withholding arrangement.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside of China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for recognizing the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following applies: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC. The circular explicitly provides that the above standards shall apply to the enterprises which are registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to a 25% PRC income tax on our global income and such 25% PRC enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gain realized on the transfer of our ADSs or common shares.

Under the PRC Enterprise Income Tax Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common shares or ADSs, or the gain you may realize from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment in our common shares or ADSs may be materially and adversely affected.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC resident enterprise within 30 days of execution of the equity transfer agreement for such Indirect Transfer. The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes and in order to avoid PRC tax, they will disregard the existence of the overseas holding company that is used for tax planning purposes and re-characterize the Indirect Transfer and as a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at the rate of up to 10%.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct our business primarily through our subsidiaries and SPEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC operating subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offering as an offshore holding company of our PRC operating subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart. Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may adversely affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income is primarily derived from dividends and other payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, on August 29, 2008, the SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi. Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, the SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without the SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from our initial public offering to our subsidiary in the PRC. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other SPEs in the PRC.

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. As a consequence, the RMB has fluctuated significantly since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar. Substantially all of our revenues and costs are denominated in RMB, and a significant portion of our financial assets are also denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

We may be subject to penalties, including restriction on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE notice.

As of the date of this annual report, all of our shareholders and beneficial owners who are subject to Circular 75 have obtained registration in accordance with its requirements, and they are now filing amendments on their SAFE registration with respect to the restructuring of our offshore holding companies as well as the offering and listing of shares of the Company as required under Circular 75.

We are committed to compliance with Circular 75 and have taken steps to ensure that our shareholders and beneficial owners who are subject to Circular 75 also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with our initial public offering in December 2010 under PRC regulations. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule requires offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the M&A Rule remain unclear, and our initial public offering may ultimately require approval from the CSRC, and if it does, it is uncertain how long it will take us to obtain the approval. If CSRC approval is required for our initial public offering in December 2010, our failure to obtain or delay in obtaining the CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies, and (ii) our contractual arrangements with Hangzhou Sky and Mijia do not constitute the acquisition of Hangzhou Sky and Mijia, we are not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Market.

The M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including approval from Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

If we or our SPEs fail to obtain or maintain all applicable permits and approvals, our business and operations would be materially and adversely affected.

Our SPEs may be required to obtain applicable permits or approvals from relevant regulatory authorities in order to operate. For example, we began to offer mobile video through one of our SPEs in May 2010 but have not generated significant amount of revenues from such content. Pursuant to PRC regulations, to operate mobile video content offerings, the operating entity is required to obtain an online audio-visual broadcasting license. Further, the regulations only allow state-owned or state-controlled entities to apply for such license. One of our SPEs entered into a one-year cooperation agreement with an independent third party with an online audio-video broadcasting license in August 2010 pursuant to which we operate our mobile video content offerings jointly with such third party under such third party’s license. There is no assurance, however, that the cooperation agreement will not be terminated by such third party or that we will be able to renew such agreement on terms acceptable to us after such agreement expires in August 2011. In such case, we may not be able to find another third party with an online audio-video broadcasting license who is willing to enter into a similar cooperation agreement with us and we may not be able to continue operating mobile video content offerings. In addition, if our practice is later challenged by government authorities, we may also be subject to various penalties, including fines and the discontinuation of or restriction on our offering of mobile video subject to the regulations. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

We face risks of health epidemics and other disasters, which could severely disrupt our business operations.

Our business could be materially and adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports on the occurrences of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business operations and adversely affect our results of operations.

Our operations are vulnerable to interruption and damage from man-made or natural disasters, including wars, acts of terrorism, snowstorms, earthquakes, fire, floods, environmental accidents, power loss, communications failures and similar events. If any man-made or natural disaster were to occur in the future, our ability to operate our business could be seriously impaired.

Labor laws in the PRC may adversely affect our results of operations.

China adopted a labor contract law effective on January 1, 2008, that establishes more restrictions and increases costs for employers to dismiss employees. For example, the labor contract law requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce in the PRC, the labor contract law could adversely affect our ability to effect such changes in a manner that is most advantageous to our circumstances or in a timely and cost effective manner, thus our results of operations could be adversely affected. In addition, the labor contract law requires employers pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Risks Related to Our Shares and ADSs

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operate in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations of exchange rates between RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance, and fluctuation in market prices, of other companies with business operations located mainly in China that have listed their securities in the United States may affect the volatility in the price of and trading volumes of our ADSs. Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

The future sales or issuance of a substantial number of our ADSs or common shares could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of common shares, the prevailing market price for our ADSs could be adversely affected.

In addition, we may issue additional common shares or ADSs for future acquisitions. Your ownership interest in our company would be diluted and this, in turn, could have a material adverse effect on the price of our ADSs.

You may not have the same voting rights as the holders of our common shares and must act through the depositary to exercise your rights.

As an ADS holder, you may only exercise voting rights with respect to the underlying common shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying common shares in accordance with these instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the common shares underlying your ADSs.

Pursuant to our amended and restated memorandum and articles of association, we may convene a shareholders’ meeting upon ten clear days’ notice. When a shareholder’s meeting is convened, you may not receive sufficient advance notice to withdraw the common shares underlying your ADSs to allow you to vote with respect to any specific matter. If we give timely notice, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the common shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the common shares underlying your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because we are organized under Cayman Islands law, conduct substantially all of our operations in China and all of our directors and officers reside outside the United States.

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our current operations in China through our subsidiaries and SPEs in China. All of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Securities Exchange Act of 1934 in the United States, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation organized in a jurisdiction in the United States.

Our articles of association contain anti-takeover provisions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including common shares represented by our ADSs, at a premium.

We have adopted amended and restated articles of association effective upon the completion of our initial public offering that contain provisions to limit the ability of others to acquire control of our company. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected. Furthermore, our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board standing for election every year. This means that, with our staggered board, at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short period of time. In addition, our shareholders holding, in aggregate, less than 25% of the paid up capital of our company do not have the ability to call general meetings or to propose special matters for consideration at such meetings.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation — United States Federal Income Taxation”) holds an ADS or common share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Sky-mobi Limited. We commenced operations through Hangzhou Sky, a limited liability company established in China, in 2005. Hangzhou Sky is principally engaged in our cooperation with handset companies and providing mobile applications and content to our users. To enable us to raise capital from international investors, our holding company, Sky-mobi Limited (formerly Profit Star Limited), was incorporated under the laws of the Cayman Islands as an exempted limited liability company in April 2007. In June 2007, we incorporated Pusida, our wholly-owned subsidiary in China.

PRC laws currently restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services through four SPEs, Hangzhou Sky, Mijia, Fanyi and Feineng. In August 2007, through Pusida, we entered into certain contractual arrangements with Hangzhou Sky and its shareholders through which we gained effective control over the operations of Hangzhou Sky.

In January 2007, Mijia was incorporated in China. In August 2007, through Pusida, we entered into certain contractual arrangements with Mijia and its shareholders through which we gained effective control over the operations of Mijia. Mijia focuses primarily on our cooperation with mobile service providers.

On August 2, 2007, we issued in a private placement an aggregate of 50,000,000 Series A preferred shares for an aggregate purchase price of US$3.5 million to Sequoia Capital China II L.P.

In July 2009, Fanyi was incorporated in China. Fanyi focuses primarily on our cooperation with content providers and billing and payment processing. In December 2009, we incorporated Dianneng, our wholly-owned subsidiary in China. In December 2009, through Dianneng, we entered into certain contractual arrangements with Fanyi and its shareholders through which we gained effective control over the operations of Fanyi.

In July 1, 2010, through Dianneng, we entered into contractual arrangements with Hangzhou Sky, Mijia and their respective shareholders to replace their previous contractual arrangements with Pusida.

In May 2010, we incorporated Profit Star Software (HK) Limited, or Profit Star HK, our wholly-owned subsidiary, in Hong Kong. We transferred all of our equity interest in Pusida and Dianneng to Profit Star HK.

In May 2010, we and an independent third party established Shenzhen Heisha Technologies Co., Ltd., or Heisha. We invested RMB3.0 million and obtained a 65% equity interest in Heisha. Heisha cooperates with overseas parties to provide mobile payment processing agent services in overseas markets, such as India, Thailand and the Philippines. In July 2010, Sky Global Network Technologies Limited (Hong Kong), a wholly-owned subsidiary of Fanyi, was incorporated in Hong Kong, primarily engaging in mobile application store services for the overseas market.

In October 2010, Profit Star Limited changed its name to Sky-mobi Limited.

In October 2010, we incorporated Sky Network International Limited, or Sky BVI, our wholly-owned subsidiary, in the British Virgin Islands. We plan to make Sky BVI our intermediary holding company by transferring all of our equity interest in Profit Star HK to Sky BVI.

On November 18, 2010, our shareholders approved a 200-for-1 share split of our common shares and Series A preferred shares which became effective immediately. At the same time, the par value of the shares was changed from US$0.01 per share to US$0.00005 per share. Unless otherwise noted, all share information and per share data included in the annual report and accompanying financial statements has been adjusted to reflect this share split and change in par value.

On December 3, 2010, Feineng was incorporated in China. Feineng focuses primarily on our cooperation with mobile service providers. In February 2011, through Dianneng, we entered into certain contractual arrangements with Feineng and its shareholders through which we gained effective control over the operations of Feineng.

On December 15, 2010, we completed the initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share. We listed our ADSs on the NASDAQ Global Market, or NASDAQ, on December 10, 2010.

On April 13, 2011, Heisha’s management repurchased a portion of our equity interest in Heisha at a cash consideration of RMB2 million, which caused our equity interest in Heisha decreased from 65% to 50%. Subsequently, Heisha issued preferred shares to a third party investor, as a result of which our equity interest in Heisha further decreased to 31%. We lost the control over Heisha.

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. Our telephone number at this address is +86-571-87770978. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman Limited) at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

B.	Business Overview

We operate the leading mobile application store in China, as measured by revenues in 2010, according to a report dated July 2011 commissioned by us and prepared by Analysys International, an independent research and advisory firm, or the Analysys Report. The Analysys Report estimates that our revenues accounted for approximately 50% of all revenues generated from mobile application stores in China in 2010. In our Maopao application store, users can browse, download and purchase a wide range of applications and content such as games, music and books. In addition, we have established a leading mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and content with social network functions to our registered members. Maopao enables mobile applications and content to be downloaded and run on a variety of mobile handsets with different hardware and operating system configurations. We currently target the feature phone market, which is the largest mobile phone segment in China, according to the Analysys Report. We collaborate with handset companies to pre-install Maopao on mobile handsets before shipment, and from January 1, 2007 to March 31, 2011, Maopao had approximately 655 million cumulative users. Over the same period, we offered over 1,080 applications and over 78,100 content titles in our Maopao application store and the cumulative number of downloads reached 5.2 billion. On April 27, 2011, we announced the launch of OPENSKY, a plug-in that enables social functions on standalone mobile phone applications. OPENSKY offers real time user to user combat, rankings, virtual item sales, live chatting and application based social networks on a previously single-user standalone application.

As an innovator of the mobile application business model in China, we are centrally positioned in China’s mobile application ecosystem, which includes:

•

users, especially those of younger age with modest income, who constitute the majority of China’s mobile phone user base. Maopao enables our users, who have a strong desire for social interaction, acceptance and entertainment, to enjoy handsets with more entertainment functions, social networking, mobile social games and a wider selection and higher quality of applications and content at attractive price points, often after a free trial;

•

handset companies, including handset manufacturers and independent design houses. These handset companies pre-install Maopao, which provides users with a standardized interface to download and use mobile applications and content. We work closely with handset companies to optimize the performance of Maopao on each of their handset models and enhance user experience. As of March 31, 2011, we had entered into cooperation agreements with over 523 handset companies to pre-install Maopao;

•

content providers, including application developers and content title owners. Through Maopao, their applications and content can be delivered to thousands of handset models without extensive customization to hundreds of millions of potential users. We had entered into agreements with over 300 content providers as of March 31, 2011 to provide a variety of applications and other content, ranging from single-user applications and popular mobile social games to social network applications that appeal to Chinese users. We provide our standard software development kits free of charge to content providers and provide technological support to simplify their development process and accelerate their time-to-market; and

•

payment service providers, including mobile service providers and other payment processing agents. We primarily collect sales proceeds from mobile service providers who utilize mobile network operators’ billing channels to collect payment for users’ purchases from Maopao. We also work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers, Alipay and others. As of March 31, 2011, we had entered into agreements with approximately 110 mobile service providers in China and overseas and 10 independent payment processing agents.

We share sales proceeds from Maopao with handset companies, content providers and payment service providers, which we believe help align the interest of these industry participants with ours, motivate them to provide better products and services to users and foster a long term mutually beneficial relationship with us.

We have achieved substantial growth since we launched Maopao in 2006. There were approximately 379.6 million, 1,613.9 million and 3,331.8 million downloads of applications and content titles from Maopao in the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

On our Maopao Community, our registered members can create their virtual profiles, befriend others who share similar ideas, interests or activities, and view the profiles or track the status of their friends through blogs, pictures, instant messages and other functions. One of the most popular features of the Maopao Community is mobile social games, where our registered members interact with each other in the wireless game world. We operate these mobile social games on our own server network through advanced cloud computing technology to ensure the best user experience. As of March 31, 2011, our Maopao Community attracted 72.7 million registered members and our peak concurrent users reached approximately 236,070. We offer our own virtual currency, K Currency, for members of our Maopao Community to purchase virtual items in our social network applications and mobile social games.

Maopao Application Store

Maopao is the largest mobile application store in China as measured by revenues in 2010, according to the Analysys Report. Maopao enables:

•

handset companies to pre-install Maopao and applications and content onto mobile handsets to enhance handset features. With Maopao, mobile phones can expand the portfolios of mobile applications and content available to their users, thus enhancing the attractiveness of handsets;

•

content providers to gain access to a large number of users and potential users without extensively customizing content for different handset models. They can focus on developing new content without concerns of compatibility with the hardware, software and operating systems of different mobile handsets;

•	users to conveniently browse, download and purchase mobile applications and content from our mobile application store by wirelessly downloading applications or accessing content on their handsets;

•

us and other industry participants to collect payments from users through payment service providers including mobile service providers and independent payment processing agents. The availability of these user-friendly payment channels allows us to incentivize other industry participants and align their interest with us via sharing of sales proceeds.

We believe our innovative and sustainable business model has fueled our growth. From January 1, 2007 to March 31, 2011, Maopao had approximately 655 million cumulative users. In the period from January 1, 2007 to March 31, 2011, we offered over 1,080 applications and 78,100 content titles on Maopao and the cumulative number of downloads had reached 5.2 billion.

Our Users

Maopao had approximately 655 million cumulative users from January 1, 2007 to March 31, 2011. Most users access our applications and content offerings primarily through the pre-installed Maopao application store on their mobile handsets. Users can also download applications or content available through Maopao over-the-air. We also offer users the option of downloading certain applications from our website, 51mrp.com. Furthermore, we have designed versions of Maopao which can be easily downloaded to mobile handsets that have not pre-installed Maopao.

The number of registered members of our Maopao Community network has grown approximately 48.5 times, from approximately 1.5 million members as of March 31, 2009 to approximately 72.7 million members as of March 31, 2011. In the fiscal year ended March 31, 2010, we had 31,547 average concurrent users on the Maopao Community network, compared to 77,253 average concurrent users in the fiscal year ended March 31, 2011. On the strength of this large user base, we have accumulated valuable statistical usage data. We utilize such data to better understand and predict user demand for our offerings and their price sensitivity, which help us launch and price new applications. We also utilize user feedback to upgrade existing applications and content available on Maopao and improve user experience.

The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three-Month Period Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in millions)
Number of active members	7.7	9.4	10.4	11.0
Number of member log-ins	447.9	622.5	761.2	884.1

Applications and Content Available Through Maopao

The main categories of mobile applications and content available through Maopao include:

•	community-based applications and content, including mobile social games and social network applications; and

•	single-user applications and content, including single-player games, multimedia applications and other single-user content.

We have significantly increased application and content offerings on Maopao. In the fiscal years ended March 31, 2009, 2010 and 2011, our total number of single-user applications and content titles offered on Maopao was 2,433, 30,342 and 79,359, respectively.

We have sole control of the availability and placement of content on Maopao, which we update periodically based on user demand and the availability of newly developed applications and content. For each category of applications and content on Maopao, we offer a certain percentage of free applications to enhance user interest in Maopao as well as user familiarity with and acceptance of applications and content on Maopao. The following table sets forth the categories, number of application and content titles offered and number of downloads for the fiscal year ended March 31, 2011.

	Applications/Content Titles Offered for the Fiscal Year Ended March 31, 2011	Downloads in the Fiscal Year Ended March 31, 2011
	(in millions)
Maopao Community-based Applications
Mobile Social Games and Social Network Applications	61 Applications	119
Single-user Applications and Content Titles
Single-Player Games	826 Applications	1,352.6
Multimedia Applications and Content Titles
Mobile Books	One Application and 40,979 Content Titles	235.9
Mobile Music	Five Applications and 10,390 Content Titles	191.1
Mobile Video	Three Application and 11,558 Content Titles	116.6
Pictures and Wallpapers	One Application and 15,173 Content Titles	43.8
Other Single-User Applications and Content Titles	121 Applications and 241 Content Titles	1,272.8

Total Single-User Application and Content Titles Downloads		3,212.8

Mobile Social Games and Social Network Functions

We offer a variety of mobile social games and social network functions, such as instant messaging, blogging, personal profiling, content sharing and virtual gifting, on our Maopao Community. There were 38.5 million active members and 2,715.7 million member log-ins on the Maopao Community in the fiscal year ended March 31, 2011, compared to 10.4 million active members and 994.4 million member log-ins on the Maopao Community in the fiscal year ended March 31, 2010. Some of our mobile social games, such as Fantasy of the Three Kingdoms, are mobile versions of popular Internet based games, which require players to have game-specific applications installed to enable access to game servers. We also offer mobile social versions of popular card games and strategic games.

Many of our mobile social games adopt an item-based revenue model. Mobile users can download the game and play the basic functions for free. We charge mobile users when they purchase in-game items, such as performance-enhancement skills, weapons and accessories. For example, there are more than a hundred in-game items available for download in the Fantasy of the Three Kingdoms, and each item typically costs RMB1 to RMB10.

We have a wide selection of social network tools on Maopao, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Sina Microblog, as well as our own Maopao Community social network. The Maopao Community had approximately 72.7 million registered members as of March 31, 2011 and offers instant messaging, blogs and other mobile applications and content enabling user interaction on our Maopao Community. We offer most social network tools for free, but may charge for virtual gifts and other items usually at RMB0.2 to RMB6 per item.

Single-Player Games

Single-player games involve a single player and usually relatively simple rules, such as card games, simple strategic games and action games. We offered approximately 826 single-player games through Maopao during the fiscal year ended March 31, 2011 and there were approximately 1,352.6 million downloads of our single-player games in the fiscal year ended March 31, 2011, compared to 230.0 million and 851.0 million in the fiscal years ended March 31, 2009 and 2010, respectively. Our most popular single-player games include Happy Dou Di Zhu, a card game, and the Legend of Sky and Swordsman, a role-playing game.

We offer a number of free single-player games on Maopao. Once users are familiar with our free games and choose to pay for a more sophisticated version of the game, they can download each single-player game usually for approximately RMB 2 to RMB4 per game. In addition, we usually charge users RMB1 to RMB10 for purchasing an in-game item, such as performance-enhancement skills, weapons and accessories. We also offer periodical promotions in which mobile phone users can download a package of single-player games for a special price. For some single-player games, we charge a one-time subscription fee to allow users to play these games for an unlimited number of times over a period of time, typically less than one month. We record revenues from these subscriptions at the time of download given (i) we have no substantive ongoing performance obligation and (ii) the short subscription period.

Multimedia Applications

•

Mobile music players. Our mobile music applications offer access to mainstream music content providers such as Ai Ting Bar. Users can stream music directly to their handsets or download songs to be stored in their handsets or used as ringtones. Users may stream music for free, and pay approximately RMB2 to download a song or lyrics. Users can also choose an unlimited download package for RMB8 per month.

•	Mobile book reader. Users can subscribe to our proprietary e-book application, Kaiyue, and download books for approximately RMB2 per book, or choose an unlimited download package for RMB18 per month.

•	Mobile video players. Users can download video clips to be stored in their mobile phones for approximately RMB2 per clip or choose an unlimited download package for RMB8 per month.

•	Pictures and wallpapers. Users can download images to be stored in their mobile phones or used as wallpapers for approximately RMB2 for a package of two sets of images (each set contains six images).

Other Single-User Mobile Applications

•	E-Commerce. Mobile users can purchase lottery tickets and recharge the balance on their pay-as-you-go mobile phones through applications on Maopao.

•	WAP Internet access. We offer WAP Internet access to websites preapproved by us through the Maopao browser, our proprietary WAP browser.

•

Other Applications. Users can access a broad range of other applications through Maopao. Some of the most popular applications include instant maps, real-time stock quotes and analysis, 139 mailbox, weather, network clock and electronic dictionary. We offer most of these applications for free.

Content Sourcing and Management

The popularity and success of our application store depend on the quality of applications and content on Maopao. We effectively manage the applications and content on Maopao to offer high-quality applications and content, simplify user selection experience and provide value to our users. Leveraging our statistical user behavior data and user feedback, we provide our in-house development team and content providers with suggestions and guidance on applications and content that meet user needs, and periodically set development focus for them.

We strive to maintain close relationships with creative third-party content providers and continuously motivate them to introduce appealing applications through Maopao. Maopao provides content providers with access to a large user base, enabling them to design content that can be delivered to handsets with a myriad of hardware and operation system configurations, without extensive customization work. Furthermore, we believe our extensive mobile user base and our ability and efforts to restrict piracy activities on Maopao enhance the attractiveness of our sales proceeds sharing mechanism compared with that of some of our competitors. We selectively collaborate with content providers and have entered into agreements with over 300 content providers as of March 31, 2011. Our content providers include some of the most popular Internet companies in China, such as Baidu, and also many independent content development companies. Mobile service providers also sell their mobile applications and content to mobile phone users through Maopao. We select content providers based on reputation, track record and the needs of mobile users and handset companies. Therefore, we currently do not work with individual developers. We also have a standardized process to assist content providers’ development and launch of applications and content.

While a substantial majority of the applications and content titles available through Maopao are developed by or sourced from third parties, we also have our in-house programming capability to develop certain popular applications such as mobile book reader, mobile music players, single-player games and social network applications in order to maximize our ability to capture value in the content supply chain.

In our Maopao application store, we update the user interface on a weekly basis to prioritize new and popular content offerings. We usually display nine popular applications on the first page of Maopao. We are able to actively position our content offerings on Maopao based on our analysis of statistical user behavior data and user preference. We try to ensure that our content offerings are not duplicative and eliminate internal competition among the applications and content offered in the Maopao application store.

Contractual Terms with Content Providers

We pay content providers a percentage of the proceeds we receive from payment channels. To incentivize developers’ investment in certain applications that may require more resources and a longer time commitment to develop than simple applications, such as mobile social games, we sometimes pay content developers a minimum guaranteed amount to cover part of their development costs in addition to sharing the sales proceeds generated from such applications from mobile users. For certain simple applications such as card games, we may make a one-time payment to the content developers for all rights associated with a particular application. For mobile social games, we usually negotiate for exclusivity licensing terms of two years with one year automatic renewal.

Support to Content Providers

We emphasize fostering our cooperation with content providers. The Maopao application store offers content providers with ease of development. We license our standard software development kits and related tool suites for free to our selected developers for them to develop content in our proprietary format. Our standard software development kits and related tool suites have been designed with modularized functions to allow content providers to focus on content creation and improvements without being slowed by concerns over compatibility with handset hardware and software as well as network environment. This greatly simplifies content providers’ work process and shortens their time-to-market period.

Our specialized content provider support team helps content providers better utilize our development tools and speed up their development process. Our field engineers, some of whom are stationed at the offices of content providers for a period of time, assist content providers with project management and other technical aspects of developing applications. We also work with developers to test the content before launching it on Maopao. After launching the content, we give suggestions to content providers to improve and upgrade their applications and content based on user feedback available to us. From time to time, we provide training to content providers for them to better understand our technical tools. We believe these efforts help facilitate the development process and enhance content providers’ relationship with us.

Furthermore, we also host events for fostering the content developer community, such as the 3G Application Software Forum we held in Hangzhou in February 2010. We provide guidance and technical support to content providers on developing content designed for 3G network environment, which we believe will help enrich the applications available on Maopao following the popularization of 3G network. We believe that on the strength of our close collaboration with content providers, we are well positioned to offer creative and well-integrated digital lifestyle solutions to our users.

Operation of Maopao

We pre-install certain applications and other content onto Maopao, and the applications and content menu on Maopao is periodically updated. Our operation team consists of approximately 155 employees as of March 31, 2011, and is responsible for managing the operation of applications and other mobile content available on Maopao.

We operate substantially all of the applications and content on Maopao, such as mobile social games, on our network infrastructure comprised of over 410 computer servers. Our network infrastructure automatically reports any detected malfunctioning on a real-time basis to our network control center. This allows us to quickly respond to and resolve network malfunction issues to ensure stability and security of our network.

Our operation team supervises the operation environments of applications available on Maopao, including complex applications such as mobile social games. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation process once bugs or other defects are detected, and provide application updates for users to download.

Our operation team also polices against rampant piracy activities in China, which allow users to bypass the mobile application store, decrease revenues of store operators, content providers and other industry participants, and damage store operators’ reputation and credibility among users and industry participants. We regularly analyze the download and billing records of handsets using Maopao in order to detect piracy activities.

User Account Management

Users of our Maopao Community applications and content need to register an account with Maopao. Once registered, they will have a user name and password for them to log in. Such account management system provides us with each individual user’s behavioral history. With respect to users of our single-user applications and content, we currently only have statistical user information. We are in the process of introducing a unified account management system, similar to our Maopao Community registration system, to all users of Maopao, which will enable us to track and analyze each individual user’s behavior and preferences. Utilizing such information, we can better serve our users by introducing personalized offerings according to each user’s preference and taste. To facilitate users’ transition from the current system, where no log-in is required, to our new account management system, we are introducing a default registration system, under which an existing user will be assigned a default user name and password. Such user is encouraged to customize his or her user name and password, and voluntarily provide us with optional personal information such as his or her gender, age, birthday and location. With each user having his or her own identification, users can better interact with each other. For example, users with similar hobbies may easily locate each other, share information and recommend applications to each other via Maopao. We believe this account management system will enhance users’ stickiness to Maopao and create additional demand for the applications and content on Maopao.

Customer Service

We believe our emphasis on customer service enhances our brand image and user loyalty. We have a call center and a website forum that provide real-time assistance to users of Maopao as well as all of the applications available in our mobile application store. We believe that we are the only independent mobile application store operator in China that provides customer service via an in-house call center 24 hours a day, seven days a week, in addition to an outsourced call center. Maopao also displays the customer service contact number and provides a link to our website. Our customer service representatives are well trained to address user inquires, educate users and potential users about Maopao and applications and promptly resolve user complaints. We also monitor user complaint and give feedback to content providers to identify potential issues that may need to be addressed. We were granted the “China Contact Center Award” by China Electronic Chamber of Commerce in 2009.

We ensure service quality by placing emphasis on personnel selection and regularly monitoring the performance of our representatives. Each representative has to complete monthly mandatory training, conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills, among others.

Cooperation with Handset Companies

Having Maopao and applications embedded in mobile handsets is an important channel to promote Maopao and content. Mobile network operators in China have very limited control over handset sales. End mobile users can choose from hundreds of different brands and thousands of different models of handsets. Against the backdrop of a highly fragmented and competitive handset market in China, the ability to pre-install an application store onto handsets before they reach mobile users is key to a mobile application store’s success.

We have formed strong collaboration relationships with handset companies to embed our mobile application store for different types of mobile baseband, chipsets and reference designs, e.g. MTK, Spreadtrum, Qualcomm and STMicroelectronics. We have cooperated with over 523 handset companies. Our collaborators include branded handset companies such as Aux, Gionee, Haier, K-Touch and Lenovo, as well as independent design houses such as Longcheer, Hua Qin and Tian Long. We select handset companies based on their reputation, market share and the strength of their research and development capabilities. Our agreements with handset companies are generally for terms of two years and usually contain automatic renewal provisions.

Contractual Terms

We generally pay handset companies a percentage of the proceeds we receive from payment channels. In addition to monetary benefits, pre-installing Maopao enhances the features and user experience of mobile handsets and thus helps promote the sales of handset companies. Given our economy of scale, working with us helps reduce handset companies’ cost of negotiating with individual content providers and payment processing agents, whereas such costs may be substantially higher in the case of using their own or a third-party’s mobile application store with a smaller user base. Handset companies also generally trust our content selection based on our analysis of statistical data of an extensive user base and our prediction of market trend and user preference. We work closely with handset companies to develop new handset functions and optimize the operating environment of individual handset models. Our knowledge about their handset design and functions in turn helps us to develop Maopao and applications to better utilize the hardware and software resources of mobile handsets. We believe we have built up a reputation among handset companies on the strength of our value proposition to them and our track record in bringing them tangible benefits.

Payment Channels

Cooperation with Mobile Service Providers

In the three years ended March 31, 2011, most of our revenues were collected through the billing channels of mobile service providers. After a mobile user confirms that he or she is ready to purchase the mobile application or content, Maopao will prompt the user to send an SMS to a specified number. Then a mobile service provider selected by us will send the user a confirmation SMS with transaction details and also send a simultaneous message to the mobile network operator. When selecting mobile service providers, we usually consider mobile service providers’ cooperation history with us, including their service quality or timeliness of payment. After confirming the transactions have been effected based on the SMS, the mobile network operator will record the transactions and bills the user, along with other mobile services.

Our relationships with mobile service providers are critical for us to collect proceeds under the payment process described above. As of March 31, 2011, we had entered into agreements with approximately 110 mobile service providers, who have access to payment channels provided by mobile network operators pursuant to their respective agreements. Key service providers we work with include Tom.com, Kongzhong and Sina. We select mobile service providers based on the coverage of network to which they have access, proceeds sharing arrangements and their track record of revenue collection. Our agreements with mobile service providers are generally for terms of one to three years without automatic renewal provisions. Certain mobile service providers, such as Sina, also provide content to Maopao and rely on our distribution channels to promote such content, which further enhances our relationships with them.

We generally share with mobile service providers a percentage of the proceeds collected by mobile service providers, which are net of the fees mobile service providers pay to mobile network operators. We usually receive settlement statements from mobile service providers, which indicate the aggregate amount of fees that were charged to users for purchases of applications and content through Maopao.

We rely primarily on mobile service providers for revenue collection and they in turn depend on mobile network operators to provide billing and collection services for them. Three mobile network operators, namely China Mobile, China Unicom and China Telecom, dominate the wireless telecommunication sector in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We depend on mobile service providers, and ultimately mobile network operators for the collection of a substantial majority all of our revenues, and any loss or deterioration of our relationship with mobile service providers or mobile service providers’ relationship with mobile network operators may result in severe disruptions to our business operations and the loss of revenues.”

When mobile service providers sell their applications and content through Maopao, we usually charge a commission at a fixed percentage of the sales proceeds that the mobile service providers received from mobile phone users with respect to such applications and content.

K Currency and Third-party Payment Channels

In addition to mobile service providers’ billing channels, we offer our own virtual currency and a variety of third-party payment options to mobile handset users. We launched our own form of virtual payment, K Currency, in April 2009, to enable users to purchase virtual items in our social network applications and mobile social games in Maopao Community. K Currency is the primary form of payment allowed for purchases in the Maopao Community, while purchases of single-user applications and other content are mostly transacted through SMS. Users can purchase K Currency using game cards of third-party companies such as Giant Interactive, Netease, Perfect World and Shanda, other prepaid cards, bank remittance, China Post, and virtual money such as QQ Currency, among others. For these payment channels, we usually collect through independent payment processing agents and pay a percentage of proceeds to such agents, which is usually lower than the percentage we pay mobile service providers. Our agreements with the independent payment processing agents are generally for terms of one year with automatic renewal provisions.

Our Maopao Community revenues generated from K Currency has grown significantly, from RMB3.6 million for the fiscal year 2010 to RMB60.0 million (US$9.2 million) for the fiscal year 2011, accounting for 0.7% and 8.9% of our total revenues, respectively.

Sales and Marketing

Brand Awareness

We plan to launch our new branding program focusing on raising the awareness of Maopao and recognition of our “Maopao” brand by late 2011. We believe our existing track record and cooperation with handset companies, content providers, payment channels and mobile network operators have earned us a good reputation among these industry participants. With our new branding program and our efforts to implement unified account management system to cover all our users, we strive to further enhance market recognition of our image and user experience associated with our brand.

Handset Users

Leveraging our existing large user base, we aim to increase our sales by introducing appealing content to our users, enhancing users’ purchasing frequency and average transaction amount. Our market research team keeps abreast with the latest market trend and user preference by collecting information from handset companies and analyzing our user statistical data. They give, on a real-time basis, suggestions for developing new content to our in-house development team and our third-party content collaborators. We implement innovative marketing and promotion strategies that are specifically designed for our application store and for each of the main applications we provide. We market and promote Maopao and applications and other content to handset users through the following channels.

•

Affiliate marketing. We jointly promote Maopao and content available thereon with several well-known mobile service providers, which is generally more cost-effective and wide reaching than our own promotion through traditional advertising. Mobile service providers with their own Internet-based content may promote the applications on their websites. We have also entered into cooperation agreements with several mobile service providers and provincial subsidiaries of the key mobile network operators to collaboratively promote mobile applications and other content.

•

Cross-selling. We promote the cross-selling of the applications and content on Maopao application store by periodically introducing sales events based on certain themes and group similar applications and content into packages. On Maopao, we also notify users of the applications or content that their friends or contacts use. After users download applications or content, we send information to users about similar applications and content that may interest them.

•

Advertising and promotions. We have implemented a Talented User program, under which some of our users who are familiar with Maopao and applications and content thereon are selected to recommend and promote the applications and content on Maopao to other users in forums that discuss frequently asked questions about Maopao or applications and content thereon.

Prior to launching new applications and content, we usually conduct test marketing by offering the content to selected users on a small scale. We gather and analyze user purchasing results and feedback, focusing on estimated sources of demand, growth potential and acceptable selling prices of the applications and content on Maopao application store. We will adjust our launch and marketing plan based on test marketing results, to enhance our marketing efficiency.

Promotion to Handset Companies

Pre-installing the Maopao application store onto mobile handsets is an important channel for us to increase our user base. We believe we were one of the first companies to provide mobile applications to handset companies for free, which helped establish a critical user mass for Maopao. We continue to emphasize maintaining close relationships with handset companies to increase the number of mobile handsets with Maopao application store pre-installed. We are also developing relationships with additional handset companies to further extend our reach to potential users.

International Expansion

We believe we are well-equipped to expand into overseas markets where there are a large number of users of China-manufactured mobile handsets, such as India, Indonesia and other emerging market countries in Southeast Asia and South America. We have already initiated our expansion efforts in these markets. We have a dedicated sales team covering each of our major overseas market and we have translated the user interface of many of our single-player games and other applications into local languages, including English, Hindi and Thai. In India and Indonesia, we have identified key mobile market participants, including local mobile operators, content providers and handset manufacturers, and will promote our business model to them. We also plan to continue to leverage our relationship with China-based handset companies to have Maopao pre-installed onto their handsets for export.

Our Technologies

Our technologies help us seamlessly connect the various resources of the mobile application ecosystem and deliver superior experience to our users. Our users only need to deal with the standardized and user-friendly interface of Maopao to search, purchase and use the applications and content on Maopao without concerns of complicity during the interaction among telecommunication networks, mobile handsets and mobile content. We believe Maopao and related technologies provide practical solutions to a series of problems facing mobile application stores operating in China.

Compatibility with Mobile Handsets

China’s mobile handset market is characterized by the fragmentation of handset hardware, ranging from low-end handsets designed for basic telecommunication functions to top-of-the-line latest models. A successful mobile application store is required to be compatible with not only such diversified hardware, but also a myriad of operating systems and other software available on handsets in China.

Maopao is designed to be compatible with all mainstream handset development hardware such as MTK, Spreadtrum, Qualcomm and MStar Semiconductor, and software such as Nucleus, Brew, TI and Linux, among others, and facilitates the operation of individual applications on various mobile operating systems. With our knowledge about various handset models in China accumulated from our cooperation with handset design houses and our involvement in the handset design process, we have insight in the advantages and shortcomings of many popular handset models. Maopao and applications and content thereon are designed to better utilize the resources of these popular handset models’ hardware and software and bypass their system bottlenecks, thus enhancing the performance of the applications and content on Maopao in the actual operation environment.

Compared to a typical Java format mobile application, an application in our proprietary MRP format requires much smaller storage space, roughly one-third of the size of a Java based file for a similar game or application, and takes only one-sixth of the handset memory space a Java application would take when playing. This makes Maopao and applications and content thereon more appropriate to run in the operating environment of mobile handsets. In order to run smoothly, many of today’s sophisticated mobile applications, especially mobile social games, generally require expensive top-of-the-line hardware for the high computational power and extensive memory space, the lack of which would render it difficult to achieve satisfactory performance. In contrast, Maopao and applications are designed to be flexible to allow for effective game play and other user experience even on lower-end handsets. We believe such flexible requirement for handset hardware and software provides us with competitive advantage and allows us to access a broad range of users in China.

Connectivity with Mobile Network

China’s network environment also presents challenges to mobile application store operators. Each of the three dominant mobile network operators has dozens of provincial subsidiaries usually running a local network in their respective regions. Therefore, there are effectively scores of different network operating environments that a national mobile application store operator must deal with. Leveraging our core development team’s experience in telecommunication networking area, we have a good grasp of the actual network operating environments in different regions in China, including their actual connectivity, interconnection among different networks as well as their respective effective fee standards. Equipped with such insight, we design Maopao to make best use of network resources, accommodating the actual network operating conditions. For example, when users use the applications and content on Maopao, it can automatically detect local network conditions, list network connection alternatives and select the optimized connection solution. When connecting to a local wireless network that has unique data transmission problems, built-in algorithm on Maopao will be triggered to minimize data error during transmission.

Digital Rights Management

Maopao is designed to tackle piracy activities. Different from other application stores that rely on open source software like Java based programs, our proprietary MRP format has built-in encryption features for content-protection and secured billing. Each mobile handset utilizing Maopao has an individual computing method for its billing records. Thus even if a handset is attacked by hackers, the impact is usually limited to that specific handset.

Scalable Hardware Infrastructure

All the physical servers on our infrastructure network function as a virtualized central server, which supports simultaneous mobile application access by approximately one million mobile users. We utilize this technological foundation for mass computing and operational stability, supporting most sophisticated applications such as mobile social games and complicated social network functions.

Single Socket Solution and Easy Upgrade Process

We implement a single socket solution, which significantly improves wireless data transmission speed and application stability. Different from certain other mobile application stores which require users to open a socket for each application, our single-socket approach saves users the time and resources needed for opening and closing different sockets and switching among sockets. Maopao and the cloud computing at our server end allow the operation of several functions concurrently through one socket on a given handset.

Maopao also shortens the application upgrade process, which is common for mobile social games. Users generally have to reload the entire application for such upgrades, which drastically slows down the application and usually frustrates mobile users. Maopao simplifies the upgrade process by requiring reloading only the upgraded part of the applications, thus cutting down processing time significantly.

Competition

The mobile application store market in China is competitive. The market is characterized by frequent introduction of new products and services, short product life cycles, evolving industry standards, continual improvement in performance characteristics, rapid adoption of technological and product advancements, price sensitivity on the part of users and sometimes aggressive price cutting by competitors with resulting downward pressure on gross margins. We compete directly with:

•

other independent application store operators which offer mobile application stores similar to ours, such as Shenzhen Shenxunhe Technology Co., Ltd., Shanghai Snowfish Tech. Co., Ltd. and Shanghai Coolbar Co., Ltd.;

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones from Apple Inc. or the Ovi Store on Nokia handsets;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	emerging mobile operating systems which have their own application stores, such as Android and Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Tencent and Baidu.

We may also face alliances between our existing and new competitors. New competitors may also emerge. For example, mobile service providers, handset companies or other parties may introduce a mobile application store or other business model to compete with us. In addition, some wireless communication chip manufacturers have launched or plan to launch their own application stores. We compete primarily on the basis of user base, relationships with content developer, handset companies, mobile service providers, key technologies as well as research and development capabilities. For a discussion of risks relating to competition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may face increasing competition, which could reduce our market share and materially and adversely affect our results of operations.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and similar intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. All of our research and development personnel have entered into confidentiality and proprietary information agreements or clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs, and technologies they develop during their employment with us.

Licenses from Third Parties

While we develop original applications, a majority of the applications and content offered by Maopao are developed by third parties and contain intellectual properties, including copyrights and trademarks, owned by third parties. We enter into agreements with intellectual property owners or their authorized sub-licensors to obtain licenses to use such intellectual property in our business, such as applications and content launched on Maopao. Under the license agreements, we usually pay ongoing license fees in the form of sales proceeds sharing arrangements. We sometimes pay content developers a minimum guaranteed amount to cover part of their development costs in addition to sharing the sales proceeds. For certain simple applications such as card games, we may make a one-time payment to the content developers for licensing all rights associated with a particular application.

Trademarks, Trade Name, Copyrights and Domain Names

As of the date of this annual report, we have applied for the registration of “ ” and “ ” trademarks in China. We have obtained 40 copyright registrations for software we developed, including development tools of our MRP format as well as applications offered on Maopao. In addition, we have registered 57 domain names, including sky-mobi.com and 51mrp.com, our primary operation websites.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China where the laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. In addition, many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to continue to take steps to protect these technologies, including seeking patent protection. There may be patents issued or pending that are held by others and that cover significant parts of our technology or business methods. Disputes over rights to these technologies are likely to arise in the future. We cannot be certain that our offerings do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

Seasonality

In the future, our results of operations may be affected by seasonal trends caused by user behavior and demand for our applications and content offerings. We expect our revenues to be higher during holiday periods, when users make more purchases of applications and other content through our mobile application store. Such seasonality may appear less prominent in recent periods when we achieved significant revenue growth, but may become more prominent in the future.

Insurance

We do not maintain any property insurance other than insurance for our transaction vehicles. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have a limited insurance coverage which could expose us to significant costs and business disruption.”

Regulations on Business

Regulation on Telecommunications Industry

Telecommunications Services

On September 25, 2000, the State Council of the PRC, or the State Council, issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which regulate the telecommunications industry and other related activities and services in the PRC. The MIIT (formerly the Ministry of Information Industry, or the MII) regulate the telecommunications industry on a national level and the relevant provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions. The Regulations on Telecommunications classify telecommunications services into two main categories: (1) basic telecommunications services and (2) telecommunications value-added services, and further divide each main category into several sub-categories. According to the Catalog for Classification of Telecommunications Businesses, which became effective on April 1, 2003, our business constitutes provision of information services through mobile networks and the Internet, and is classified in the category of telecommunications value-added services.

The provision of telecommunications value-added services in the PRC is subject to the examination and approval of, and requires a license issued by, the MIIT or the relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business Operations which set forth the basic requirements that an applicant has to satisfy when applying for a license to provide telecommunications value-added services in the PRC, and such requirements mainly include the following:

•	the applicant is a duly incorporated company;

•	the applicant has necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or capability of providing customers with long-term services;

•

to operate telecommunications value-added services business across two or more provinces, autonomous regions or centrally administered municipalities, the applicant should have a minimum registered capital of RMB10,000,000; to operate telecommunications value-added services business within one province, autonomous region or centrally administered municipality only, the applicant should have a minimum registered capital of RMB1,000,000;

•	the applicant has necessary premises, facilities and technical scheme; and

•	the applicant and its major capital contributors and business managers have no record of violating rules on the telecommunication supervision and administration during the past three years.

Provision of telecommunications value-added services across two or more provinces, autonomous regions or centrally administered municipalities requires the approval of the MIIT and a Trans-regional Telecommunications Value-added Services Operation License issued by the MIIT. When the provision of such services is limited to one province, autonomous region or centrally administered municipality, only the approval of the relevant CAB is required and a Telecommunications Value-added Services Operation License will be issued by the relevant CAB. We provide our telecommunications services from Zhejiang province only and we do not have subsidiaries or servers in other parts of China, and as such, we only need the approval of Zhejiang CAB. Each of our controlled SPEs, namely Hangzhou Sky, Mijia and Fanyi has been granted a Telecommunications Value-added Services Operation License by Zhejiang CAB.

On March 13, 2005, the MII issued the Specifications for Telecommunications Services specifying the telecommunications service qualities to which all telecommunications service providers in the PRC should conform. It also requires all telecommunications services providers to establish a sound service quality management system and make periodical reports to the relevant telecommunications authorities.

Foreign Investments in the Telecommunications Value-added Services Industry

Foreign direct investment in the telecommunications services industry in China is regulated by the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the State Council on December 11, 2001 and amended by the State Council on September 10, 2008. According to the FITE Regulations, foreign investors’ ultimate equity interests in any entity providing telecommunications value-added services in the PRC may not exceed 50% and a foreign investor wishing to acquire any equity interest in a telecommunications value-added services business in the PRC must demonstrate a good track record and prior experience in providing telecommunications value-added services outside the PRC.

On July 13, 2006, the MII issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Telecommunications Value-Added Businesses, or the MII Notice, which prohibits holders of telecommunications value-added services operation licenses, including Trans-regional Telecommunications Value-added Services Operation Licenses and Telecommunications Value-added Services Operation Licenses, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services businesses in the PRC. The MII Notice also requires that, (1) holders of telecommunications value-added services operation licenses or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations; (2) each license holder must have necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (3) all value-added telecommunications service providers are required to maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and fails to remedy such non-compliance within a designated period, the MIIT or relevant CABs may take administrative actions against such license holders, including revoking their telecommunications valued-added services operation licenses. We provide our services through our controlled SPEs that own Telecommunications Value-added Services Operation Licenses.

Regulations on Software Development Industry

Software Development

On October 16, 2000, the MII, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation, or SAT, promulgated the Certifying Standards and Administrative Measures for Software Enterprises (Proposed), which specify the certifying standards of software enterprises, including,

•	the applicant shall be an enterprise established in PRC which engages in the business of computer software development and production, system integration, application service, among others;

•

the enterprise develops one or more software products or possesses intellectual property rights of the products, or provides technical services such as computer information system integration that has passed qualification and grade certification;

•	the proportion of technical staff in the work of software development and technical service shall not be lower than 50% of the total staff in the enterprise;

•	the development fund for software technique and products shall be above 8% of the enterprise’s annual income from software; and

•	the annual sale income of software shall be over 35% of the total annual income of the enterprise, with the income of self-developed software above 50% of the software sales income.

Enterprises that are qualified as “software enterprises” are entitled to certain preferential policies in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrate Circuit Industries (No. 25 (2002)) by the Ministry of Finance and the SAT, newly-established software development enterprises (i.e. those established after July 1, 2001) may be exempted from income tax in the first two years of profitability and pay income taxes at half the standard rate for the next three years. On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1 2008, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, the software enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in the Notice No. 1 2008. An enterprise which had made profits in 2007 or in the years preceding 2007 and had started enjoying the EIT reductions and exemptions within specified periods may continue to enjoy the relevant preferential policies from 2008 till the expiry of the specified periods.

The software development enterprise certification is subject to annual examination. Hangzhou Sky was granted a software enterprises certification on December 14, 2007, and passed the annual inspection for 2008 and 2009. It enjoyed the preferential income tax policy, i.e., income tax exemption for the first two profit-making years i.e. 2008 and 2009, and reduced rate for the next three years.

On March 5, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale and import of software products, including computer software, software embedded in information systems and equipment, and computer software provided in conjunction with other information or technology services. The Measures for Software Products forbid the development, production, sale and import of software products which infringe intellectual property rights of third parties, contain computer viruses, harm computer system security or contain contents prohibited by PRC laws. To that end, the Measures for Software Products require registration and filing of software products with provincial level software registration institutions authorized to accept and review software products registration applications. Once accepted for review, the software product registration application will be publicly announced, and if no objection is received within a seven-working-day publication period, a software registration number and a software product registration certificate will be granted. The software registration certificate will be valid for five years and may be renewed upon expiration.

Foreign Investments in Software Development Industry

According to the Catalogue of Industries for Guiding Foreign Investment, amended in 2007, foreign investment is encouraged in the sector of development and production of software. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from business licenses and other permits that every software developer in the PRC must obtain.

Regulations on Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC which came into effect in 1982 and was revised in 1993 and 2001. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce. The protection period for a registered trademark in the PRC is ten years starting from the date of registration and may be renewed if an application for renewal is filed within six months prior to expiration.

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC which was promulgated in 1990 and revised in 2001 and February 2010. Under the revised Copyright Law, copyright protections have been extended to information network and products transmitted on information network. Copyrights are reserved by the author, unless specified by the laws otherwise. According to Article 16 of the Copyright Law, if a work constitutes “work for hire”, the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship. “Works for hire” include, (1) drawings of engineering designs and product designs, maps, computer software and other works for hire, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization; (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.”

A copyright owner may transfer its copyrights to others or permit others to use its copyrighted works. Use of copyrighted works of others generally requires a license contract with the copyright owner. The protection period for copyrights in the PRC varies, with 50 years as the minimum period of protection. The protection period for a “work for hire” where a legal entity or organization owns the copyright (except for the right of authorship) is 50 years, expiring on December 31 of the fiftieth year after the first publication of such work.

Regulation on the Internet

Internet domain name

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which was promulgated by PRC’s domain name registrar, CNNIC, and came into effect on December 1, 2002. Domain name service organizations accept applications for network domain names and domain name registration applicants become holder of the registered domain name after registration. A holder needs to pay operation fees on time to keep its registered domain name and otherwise the domain name registrar may revoke the domain name. In case there is any change to the registration information of a domain name, the holder shall file to the changes with the domain name registrar within 30 days after such changes. The China Internet Network Information Centre, or CNNIC, is responsible for the administration of .cn domain names and Chinese domain names. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names which was issued by CNNIC and revised on February 14, 2006, and such disputes shall be settled by organizations approved by the CNNIC.

Provision of Internet Information Service

Provision of Internet information services in the PRC is regulated by the Administrative Measures on Internet Information Services adopted by the State Council on September 20, 2000. According to these measures, provision of Internet information services regarding news, publication, education, medical and health care, pharmacy and medical appliances is subject to examination, approval and regulation by relevant authorities responsible for regulating these sectors. Electronic bulletin services also require special application and filing in accordance with relevant regulations (as described below). Internet content providers are not allowed to provide services beyond the scope of the content that has been licensed or registered. The measures also provide a list of prohibited content on the Internet. Internet information service providers are required to monitor and censor the information on by their websites, and when prohibited content is found, they should terminate the transmission immediately, keep the relevant record and report immediately to relevant authorities.

According to these measures, commercial Internet information service providers must obtain a License for Internet Content Providers, or ICP license, in order to engage in such business. Moreover, provision of ICP services in multiple provinces, autonomous regions and centrally administered municipalities may require a trans-regional ICP license.

On February 17, 2011, the MOC issued the Provisional Regulations for the Administration of Internet Culture, or the Internet Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Internet Culture which was issued by the MOC on May 10, 2003 and was amended on June 2, 2004. The Internet Culture Regulations apply to entities engaging in activities related to “Internet cultural products,” including music and video files, network games, animation features and audiovisual products, performed plays and artwork converted for dissemination via the internet. Pursuant to these Regulations, commercial entities are required to apply to the relevant local branch of the MOC for an Internet Culture Operating Permit if they engage in any of the following types of activities:

•	the production, duplication, importation, wholesale, retail, leasing or broadcasting of Internet cultural products;

•

the dissemination of Internet cultural products on the Internet or transmission thereof to (i) client end devices such as computers, fixed-line or mobile phones, television sets or gaming consoles, and (ii) places offering internet access services such as internet cafes for the purpose of browsing, reading, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

Online Games

On June 3, 2010, the MOC issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies which plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. Online game operators shall formulate instructions to users and necessary warnings according to content, functions and targeted players of online games, and display them conspicuously on their website and in the games. Online games targeting minors shall not include any content which allures minors to imitate behaviors undermining public morality or instigate crimes, or any content which is harmful to minors’ health, such as content of terror or cruelty. Online game operators shall take technical measures to prevent minors from access to unsuitable games or game functions, restrict minors’ playing time and prevent minors from becoming addicted to online games. Online game operators shall require Internet users to go through a real-name registration process with valid identifications and the online game operators shall keep such registration information. In addition, the Rule on Online Games prohibits providers of virtual currency transaction service to offer service to minors.

Dividend Distribution

The principal regulations governing distribution of dividends of wholly foreign-owned enterprises include the Foreign-invested Enterprise Law promulgated by the Standing Committee of the National People’s Congress, as amended on October 31, 2000, and the Implementation Rules of the Foreign-invested Enterprise Law issued by the State Council, as amended on April 12, 2001.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective net profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Foreign-invested enterprises are not allowed to distribute profits until deficits of previous fiscal years have been made up.

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and its Implementation Rules were issued by the SAFE on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in the employee stock ownership plan, stock option plan and other similar plans, participated by onshore individuals must be transacted upon approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78. Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans by an overseas publicly listed company are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, the SAFE.

Offshore Financing

On October 21, 2005, the SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Circular 75.

We have requested our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 75 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC and the SAFE, jointly adopted the M&A Rule, which became effective on September 8, 2006. The M&A Rule, as amended on June 22, 2009, require offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the M&A Rule remain unclear, and our initial public offering might have required approval from the CSRC, and if it did, it is uncertain how long it will take us to obtain the approval. If CSRC approval was required for our initial public offering, our failure to obtain or delay in obtaining the CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, results of operations and financial condition.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies, and (ii) our contractual arrangements with Hangzhou Sky and Mijia do not constitute the acquisition of Hangzhou Sky and Mijia, we are not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Market. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel.

C.	Organizational Structure

The following diagram illustrates our anticipated shareholding and corporate structure and the place of incorporation of each of our subsidiaries and SPEs as of the date of this annual report. For a listing of all of our significant subsidiaries and SPEs as of the date of this annual report, see Exhibit 8.1 filed herewith.

Direct Ownership

Contractual arrangements: See “— Contractual Arrangements with Hangzhou Sky and its Shareholders,” “— Contractual Arrangements with Mijia and its Shareholders,” “— Contractual Arrangements with Fanyi and its Shareholders,” and “— Contractual Arrangements with Feineng and its Shareholders.”

(1)	Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China Partners Fund II, L.P., together, the Sequoia Funds, collectively own 50,000,000 Series A preferred shares and 5,000,000 common shares.
(2)	Hangzhou Mijia Technologies Co., Ltd., or Mijia, is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, 23.2% owned by Mr. Li Ou, our chief technology officer, 9.28% owned by Mr. Yan Tang, our terminal technology director, 0.87% owned by Mr. Qing Yan, our vice president, and the remaining 20.25% owned by seven of our employees.
(3)	Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, is our SPE in China and is currently 80% owned by Mijia and 20% owned by Ms. Qinyi Zhu, wife of Mr. Michael Tao Song.
(4)	Hangzhou Feineng Technologies Co., Ltd., or Feineng, is our SPE in China and is currently 60% owned by Mr. Michael Tao Song, and 40% owned by Mr. Li Ou.

(5)	Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, is our SPE in China and is currently 75% owned by Mr. Michael Tao Song and 25% owned by Mr. Tao Yang, an employee of an affiliate of the Sequoia Funds.

We have entered into contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and their respective shareholders, through which we exercise effective control over operations of these entities and receive economic benefits generated from shareholders’ equity interests in these entities. As a result of these contractual arrangements, under IFRS, we are considered the primary beneficiary of Hangzhou Sky, Mijia, Fanyi, Feineng and thus consolidate their results in our consolidated financial statements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our business strategy do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Contractual Arrangements with Hangzhou Sky and its Shareholders

Our relationships with Hangzhou Sky and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Hangzhou Sky and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Hangzhou Sky and Dianneng, Hangzhou Sky is not required to transfer any funds generated from its operations to Dianneng.

Service Agreements. Hangzhou Sky and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Hangzhou Sky engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Hangzhou Sky a non-exclusive and non-transferable license to use certain intellectual properties owned by it for Hangzhou Sky’s businesses. Hangzhou Sky shall pay to Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual properties, respectively. Dianneng shall own any intellectual properties created or obtained by Hangzhou Sky under the strategy consulting service agreement.

Equity Pledge Agreement. Hangzhou Sky and its shareholders, namely Mijia and Ms. Qinyi Zhu, have entered into an equity pledge agreement with Dianneng, under which each shareholder of Hangzhou Sky pledged all of its/her equity interest in Hangzhou Sky to Dianneng as collateral for all of Hangzhou Sky’s payments due to Dianneng under the above service agreements. If any event of default as defined under this agreement occurs, Dianneng, as the pledgee, will be entitled to dispose of the pledged equity interests in certain manners, including negotiating with such shareholders for the transfer of the pledged equity interests.

Purchase Option and Cooperation Agreement. Hangzhou Sky and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which each shareholder of Hangzhou Sky irrevocably granted to Dianneng or its designee an exclusive option to purchase its/her equity interest in Hangzhou Sky or all or a part of the assets owned by Hangzhou Sky at the purchase price equal to the amount of the registered capital of Hangzhou Sky or the corresponding part thereof. Dianneng may exercise such option at any time. In addition, Hangzhou Sky and its shareholders agree that without Dianneng’s consent, Hangzhou Sky will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Hangzhou Sky have been transferred to Dianneng through exercising of the option under this agreement.

Powers of Attorney. Each shareholder of Hangzhou Sky has executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of its/her rights as a shareholder of Hangzhou Sky, including the right to appoint and elect board members and senior management members and other voting rights.

Contractual Arrangements with Mijia and its Shareholders

Our relationships with Mijia and its shareholders are governed by a series of contractual arrangements. Under PRC laws, each of Mijia and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Mijia and Dianneng, Mijia is not required to transfer any funds generated from its operations to Dianneng.

Service Agreements. Mijia and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Mijia engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Mijia a non-exclusive and non-transferable license to use certain intellectual properties owned by it for Mijia’s businesses. Mijia shall pay to Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual properties respectively. Dianneng shall own any intellectual properties created or obtained by Mijia under the strategy consulting service agreement.

Equity Pledge Agreement. Mijia and its shareholders, namely Mr. Tao Song, Mr. Li Ou, Mr. Yan Tang, Mr. Zhiyi Xia, Ms. Zi Jin, Mr. Guoping Qu, Mr. Wenjie Wu, Mr. Zhe Wang, Mr. Wanyan Shao, Mr. Qing Yan and Mr. Rui Zeng, have entered into an equity pledge agreement with Dianneng, under which each shareholder of Mijia pledged all of his/her equity interest in Mijia to Dianneng as collateral for all of Mijia’s payments due to Dianneng under the above service agreements. If any event of default as defined under this agreement occurs, Dianneng, as the pledgee, will be entitled to dispose of the pledged equity interests in certain manners including negotiating with such shareholders for the transfer of the pledged equity interests.

Purchase Option and Cooperation Agreement. Mijia and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which each shareholder of Mijia irrevocably granted to Dianneng or its designee an exclusive option to purchase his/her equity interest in Mijia or all or a part of the assets owned by Mijia at the purchase price equal to the amount of the registered capital of Mijia or the corresponding part thereof. Dianneng may exercise such option at any time. In addition, Mijia and its shareholders agree that without Dianneng’s consent, Mijia will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Mijia have been transferred to Dianneng through exercising of the option under this agreement.

Powers of Attorney. Each shareholder of Mijia has executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of his/her rights as a shareholder of Mijia, including the right to appoint and elect board members and senior management members and other voting rights.

Contractual Arrangements with Fanyi and its Shareholders

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Fanyi and Dianneng, Fanyi engages Dianneng as its exclusive provider of technical and business support and consulting services and shall pay to Dianneng service fees equal to the amount of 100% of Fanyi’s net income. Dianneng shall exclusively own any intellectual properties arising from the performance of this agreement. This agreement has a term of 10 years unless earlier terminated by Dianneng with a 30 days’ prior written notice or renewed by it with a written confirmation before the expiration of this agreement.

Equity Pledge Agreement. Fanyi and its shareholders, namely Mr. Tao Song and Mr. Tao Yang, have entered into an equity pledge agreement with Dianneng, under which each shareholder of Fanyi pledged all of his equity interest in Fanyi to Dianneng as collateral for all of Fanyi’s payments due to Dianneng under the above exclusive business cooperation agreement. If any event of default as defined under this agreement occurs, Dianneng, as the pledgee, will be entitled to dispose of the pledged equity interests.

Exclusive Purchase Option Agreement. Fanyi and its shareholders have entered into an exclusive purchase option agreement with Dianneng, under which each shareholder of Fanyi irrevocably granted to Dianneng or its designee an exclusive option to purchase his equity interest in Fanyi at the purchase price equal to the amount of the registered capital of Fanyi actually contributed for the equity interest to be purchased. Dianneng may exercise such option at any time and may choose to pay the above purchase price through cancelling the loan owed to it by Fanyi’s shareholders under the loan agreements and thus will not need to pay any additional amount. In addition, Fanyi and its shareholders agree that without Dianneng’s consent, Fanyi will not engage in certain events including selling, transferring, mortgaging or otherwise disposing of any of its assets, business or beneficial interests or declaring any dividend.

Loan Agreements. Each shareholder of Fanyi has entered into two loan agreements with Dianneng. Under these loan agreements, Dianneng lent loans of RMB7.5 million (US$1.1 million) and RMB2.5 million (US$0.4 million) to these shareholders, respectively, solely for them to provide such funds to Fanyi for the business development and capital increase of Fanyi. Each of these loans has a term of 10 years, which can be extended upon written consent of the parties thereto. One of the shareholders shall, at Dianneng’s discretion, repay the loan by transferring his equity interest in Fanyi to Dianneng or its designated third party according to the above exclusive purchase option agreement. The part of the purchase price under the exclusive purchase option agreement which exceeds the principal under this loan agreement shall be regarded as the interest on this loan and shall be paid to Dianneng by Fanyi. For the other shareholder, Mr. Tao Yang, Dianneng can only request Mr. Yang to repay the loan by transferring his equity interest in Fanyi to Dianneng or Dianneng’s designated third party and the share transfer price shall settle all the principals and interests incurred under the loan.

Powers of Attorney. Each shareholder of Fanyi has executed a power of attorney to irrevocably grant to Dianneng or its assignee the power of attorney to exercise all of his rights as a shareholder of Fanyi, including the right to appoint board members and senior management members, other voting rights and the right to sell, transfer, pledge or otherwise dispose of all or a part of his equity interest in Fanyi.

Contractual Arrangements with Feineng and its Shareholders

Service Agreements. Feineng and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Feineng engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Feineng a non-exclusive and non-transferable license to use certain intellectual properties owned by it for Feineng’s businesses. Feineng shall pay to Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual properties respectively. Dianneng shall own any intellectual properties created or obtained by Feineng under the strategy consulting service agreement.

Equity Pledge Agreement. Feineng and its shareholders, namely Mr. Tao Song and Mr. Li Ou, have entered into an equity pledge agreement with Dianneng, under which each shareholder of Feineng pledged all of his equity interest in Feineng to Dianneng as collateral for all of Feineng’s payments due to Dianneng under the above exclusive business cooperation agreement. If any event of default as defined under this agreement occurs, Dianneng, as the pledgee, will be entitled to dispose of the pledged equity interests.

Purchase Option and Cooperation Agreement. Feineng and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which each shareholder of Feineng irrevocably granted to Dianneng or its designee an exclusive option to purchase his equity interest in Feineng or all or a part of the assets owned by Feineng at the purchase price equal to the amount of the registered capital of Feineng or the corresponding part thereof. Dianneng may exercise such option at any time. In addition, Feineng and its shareholders agree that without Dianneng’s consent, Feineng will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Feineng have been transferred to Dianneng through exercising of the option under this agreement.

Powers of Attorney. Each shareholder of Feineng has executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of his rights as a shareholder of Feineng, including the right to appoint and elect board members and senior management members and other voting rights.

D.	Property, Plant and Equipment

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices at other addresses in Beijing, Shanghai, and Shenzhen under leases with terms ranging from one year to less than three years. In aggregate, we maintained a total of approximately 8,000 square meters for our offices as of March 31, 2011. We lease our facilities from independent third-parties and do not own any real property.

The following table sets forth a summary of the material leased properties as of May 31, 2011:

Location	Space (in square meters)	Usage of Property	Expiration

Hangzhou	3,112	Principal Executive Office	May 2012
	3,112	Office	May 2012
Beijing	600	Office	May 2012
Shanghai	347	Office	August 2011(1)

(1)	We are currently negotiating the renewal of the lease of our Shanghai office.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “ — H. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements that involve risks and uncertainties. In evaluating our business, you should also carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

A.	Operating Results

Overview

We operate the leading mobile application store in China, as measured by revenues in 2010, according to the Analysys Report. On our Maopao application store, users can browse, download and purchase a wide range of applications and content such as single-player games, mobile music and books. In addition, we have established a leading mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and content with social network functions to our registered members. Maopao enables mobile applications and content to be downloaded and run on a variety of mobile handsets with different hardware and operating system configurations. We currently target the feature phone market, which is the largest mobile phone segment in China, according to the Analysys Report. We collaborate with handset companies to pre-install Maopao on mobile handsets before shipment. From January 1, 2007 to March 31, 2011, Maopao had approximately 655 million cumulative users. Over the same period, we offered over 1,080 applications and over 78,100 content titles in our Maopao application store and the cumulative number of downloads reached 5.2 billion.

We generate revenues primarily through users’ purchases of the applications and content offered on the Maopao application store. A majority of these applications and content are developed by third-party content providers, with the remaining developed by us in-house. We collect payments primarily through mobile service providers, which utilize mobile network operators’ billing channels to collect payment for users’ purchases on Maopao. Starting from the fiscal year ended March 31, 2010, we also work with independent payment processing agents to collect user payments through a variety of payment channels, including prepaid cards, bank remittance and online payments. Through such third-party payment channels, our users can deposit funds into accounts they register with us and then use such funds to purchase mobile applications and other content through our virtual currency, the K Currency. Currently only registered members of our Maopao Community purchasing virtual items in mobile social games and social network applications in the Maopao Community can pay through K Currency. Although we have not historically collected a significant portion of our sales proceeds through the K Currency, we aim to significantly increase the use of K Currency among our users in connection with the growth of our registered membership base in the Maopao Community.

We share sales proceeds from Maopao with handset companies, content providers and payment service providers. Costs associated with payments under such sharing arrangements with these industry participants account for most of our cost of revenues.

We have achieved substantial growth since we launched Maopao in 2006. There were approximately 379.6 million, 1,613.9 million and 3,331.8 million downloads of applications and content titles from Maopao in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We have also established an active user base on our own social network community, the Maopao Community, where the number of registered members increased from approximately 1.5 million as of March 31, 2009 to approximately 72.7 million as of March 31, 2011.

Our revenues grew from RMB207.2 million in the fiscal year ended March 31, 2009 to RMB675.3 million (US$103.1 million) in the fiscal year ended March 31, 2011, representing a compound annual growth rate, or CAGR, of 80.5%. We achieved profit from operations of RMB37.6 million, RMB124.0 million and RMB21.1 million (US$3.2 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We incurred a loss of RMB113.5 million and RMB229.8 million in the fiscal years ended March 31, 2009 and 2010, respectively, which included non-cash charges on changes in the fair value of our convertible redeemable preferred shares and warrants to purchase our convertible redeemable preferred shares, and loss on modification of the convertible redeemable preferred shares, in the amounts of RMB153.0 million and RMB342.1 million in the fiscal years ended March 31, 2009 and 2010, respectively. We had a net profit of RMB135.6 million (US$20.7 million) for the year ended March 31, 2011. Our non-IFRS net profit for the year, a non-IFRS financial measure, was RMB44.3 million, RMB115.7 million and RMB54.9 million (US$8.4 million) for fiscal years 2009, 2010 and 2011, respectively. For more information about non-IFRS net profit, a financial measure not in accordance with IFRS, please see “— Summary Consolidated Financial and Operating Data.”

Factors Affecting Our Results of Operations

We have benefited from general conditions affecting the mobile applications industry in China, including overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; government and industry initiatives accelerating the technological advancement and growth of the mobile handset and mobile applications industry; the growing popularity and increasing reliance on mobile handsets not only for communication needs, but also for sourcing information and entertainment; and favorable demographic trends, particularly the growing urbanization of young people who are more inclined to use mobile applications and content. Our results of operations will continue to be affected by such general conditions.

Our results of operations are also directly affected by the following specific factors, including:

The continued growth of China’s mobile handset industry

A primary factor impacting our revenue is the sales volume of mobile handsets in China. At present, the feature phone market has still represented the majority of the Chinese handset market as measured by the Chinese mobile handset installed base, and will continue to dominate the Chinese handset market for the next three years, according to the Analysys Report. Despite the significant growth of smart phone market in recent years, smart phones’ market penetration is still limited due to its original small market share and thus, smart phones have not replaced feature phones’ dominant market position. The Analysys Report forecasts that the market demand of feature phones will continue to be strong, and feature phone units will reach 679 million in 2013, constituting 58.4% of the overall mobile handset market. We believe there are growth opportunities in the feature phone market.

Another factor that may drive the growth of our business is the increasing localization of the mobile handset industry in China. In recent years, domestic mobile handset industry develops rapidly. In the year of 2010, domestic handsets have gained 47% of the overall market share in China in terms of sales volume, according to the Analysys Report. The increasing localization of the mobile handset market makes mobile handsets more affordable to a wider variety of people and enable more low-end mobile handset users to replace their mobile phones at relatively low cost. This specific group of mobile users typically pay greater attention to mobile handsets’ performance-to-price ratio and tend to be attracted to mobile phone’s entertainment functionality. We believe that the mobile entertainment industry will benefit from the localization of the mobile handset market in China.

Our ability to increase the installed base of our application stores

Our revenues and results of operations are significantly affected by the overall size of our user base, which in turn is determined by the size of the installed base of our Maopao application store and demand for handsets manufactured by handset companies that pre-install the Maopao application store. We currently primarily target the feature phone market, which is the largest mobile phone segment in China and is expected to continue to dominate the Chinese handset market in the next three years, according to the Analysys Report. In addition to continuing our focus on the feature phone market, we launched a version of Maopao for smart phones that runs on the Symbian operating system in April 2010 and plan to develop more application stores for other smart phones such as Android phones once the market for such phones reaches a critical mass in China. The fast growth of the Chinese handset market is characterized by fragmentation of and rapid innovation in design and functionality. We believe our continued success depends on the continued growth of the feature phone market, the successful development of our new mobile application stores for smart phones and our ability to maintain and enhance our relationships with handset companies and establish cooperation with additional handset companies, particularly those with substantial market share or high growth potential.

As of March 31, 2011, we had pre-installation arrangements with over 523 handset companies and from January 1, 2007 to March 31, 2011, Maopao had approximately 655 million cumulative users. Our large user base among feature phone users has contributed to our revenue growth and has solidified our central position in the mobile application ecosystem. We are also developing a version of Maopao that can be downloaded over the air to handsets, including some smart phones, so that users with existing handsets without Maopao pre-installed can download and install Maopao to gain access to the applications and content on Maopao. We also intend to pre-install Maopao in smart phones, in particular Android-based smart phones. User acceptance of over-the-air download of Maopao and our ability to pre-install Maopao in smart phones will also affect our user base and results of operations in the future.

Our ability to continue to source and offer popular applications and content and monetarize our large user base

We generate revenues primarily through users’ purchases of mobile applications and other content offered on Maopao, which substantially depends on our ability to source applications and content that appeal to rapidly changing user preferences, mobilize our user base into a community of active members and appropriately price our content offerings. Our ability to identify and offer applications and other content appealing to our target users in China, such as popular local card games, mobile social games, mobile books, dating-related applications and other social network functions, has significantly contributed to our revenue growth. We believe the popularity of our applications and content on Maopao will affect the stickiness of our users and their willingness to spend money on such applications and content. As user preferences for mobile applications and other content can change quickly, our results of operations will significantly depend on our ability to continually source, aggregate and update the applications and content on Maopao to cater to users’ interest and attract users to download and pay for such applications and content. In particular, we believe our users have growing interest in mobile community-based applications and content, and we have been focusing on developing our Maopao Community, which features applications and content with social network functions, such as mobile social games.

We plan to enhance our mobile community content offerings with a focus on mobile social games. Revenues from mobile social games have grown rapidly since February 2010, when we launched Fantasy of the Three Kingdoms, our first major mobile social game, and we intend to further increase our offerings of mobile social games to capture user interest. We expect to introduce several new mobile social games over the next year. We also plan to improve access to the Maopao Community by prioritizing the placement of our community offerings within the Maopao store. Furthermore, we are also in the process of expanding the usage of our unified account management system so that each of our users has a unique passport on Maopao which will facilitate users’ access and use of Maopao Community functions. We expect to incur additional operational costs as the expansion of the Maopao Community will require more resources in terms of personnel, server capacity and customer support. However, we do not expect such additional costs to have a material impact on our total operating expenses. We believe that the expansion of community-based content and applications and the development of the Maopao Community will have a positive effect on our liquidity, capital resources and results of operations going forward. However, we have limited experience in this area and a number of factors could materially and adversely affect our expansion plans. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — As community-based applications and other content offered through Maopao are expected to account for an increasing portion of our revenues in the future, any adverse developments relating to such content may adversely affect our results of operations.”

We usually determine the prices of applications and content on the Maopao application store. In addition to paid applications and content, we usually offer certain applications and content free of charge to generate user interest. We believe our results of operations will be significantly affected by our ability to balance free offerings with paid offerings and set appropriate price points in order to optimize monetarization of our user base.

Our ability to improve efficiency of sales proceeds collection from mobile service providers and increase the use of third-party payment channels

Currently, a substantial majority of our revenues is collected through mobile service providers who utilize mobile network operators’ billing channels to collect sales proceeds from users’ purchases on the Maopao application store. Billing and transmission failures, such as failure to transmit MR data due to technical problems experienced with the network or service providers’ failure to collect all or part of sales proceeds due from network operators, adversely affect such channel’s collection efficiency. Different mobile service providers’ ability to avoid and address such failures vary. When users make a purchase from the Maopao application store, we have the flexibility to direct the purchase to the mobile service provider of our choice. We aim to maximize the results of collecting sales proceeds through mobile service providers that we believe have better collection performance, shorter payment period and lower transmission error rate, and closely monitoring our relationships with mobile service providers to lower collection risk. We share such sales proceeds collected with mobile service providers, who in turn have revenue-sharing arrangements with mobile network operators. Payment channel cost was the largest component of our cost of revenues in the fiscal years ended March 31, 2009, 2010 and 2011.

In addition, to diversify users’ payment options, we have introduced our own form of virtual payment, the K Currency, which users can purchase using a variety of means. Although we have not historically collected a significant portion of sales proceeds through the K Currency, we aim to significantly increase the use of K Currency among our users. We have entered into payment cooperation agreements with ten payment processing agents and are actively promoting the use of third-party payment channels among our users, such as offering promotional K Currency to users making payment through third-party payment channels. Because as a percentage of sales amounts, costs charged by payment processing agents are generally lower than costs charged by mobile service providers, we believe the increasing utilization of third-party payment channels will also help reduce our cost of revenues and can potentially improve our profitability. Furthermore, as currently users can only purchase virtual items in our social network applications and mobile social games in the Maopao Community with the K Currency, the percentage of sales proceeds collected from third-party payment channels is also largely affected by the growth of such community-based applications and content titles. We plan to extend the availability of these third-party payment channels to all our users for all applications and content, in the form of a branded billing gateway, which we named the Easy Mobile Pay System.

Our ability to control costs related to handset companies and content providers

We share sales proceeds with handset companies in pre-installing Maopao application store as well as content providers from whom we license their applications and content. Aggregate amounts paid to handset companies and content providers constituted a significant portion of our total cost of revenues in the three fiscal years ended March 31, 2011. Therefore, any change in our sales proceeds sharing percentage with the handset companies and content providers, due to competition or otherwise, could significantly affect our results of operations. For some third-party applications or content titles, we make a one-time payment to the content provider for all of its rights. If such applications or content titles, or applications or content titles developed by our in-house team, become popular with users, we may achieve a higher profit margin compared to applications or content titles with revenue sharing arrangements with content providers.

In line with industry practice in the PRC, we share sales proceeds with content providers and handset companies based on user transaction data provided by mobile service providers, and exact shared amounts are calculated based on corresponding content or handset model identification information attached with such data. To share such sales proceeds, handset companies need to build in a specific authorization code we designate to identify handset companies, as well as applications or content titles, when pre-installing the Maopao application store.

Historically, when introducing a new handset model in a short time frame, handset companies might have pre-installed our application store to enhance handset features without having obtained the authorized codes from us. In such circumstances, these handsets could still access Maopao, but we would not be able to properly recognize the handset model from which a particular transaction is originated and, as a result, we would not be able to share sales amounts with handset companies for transactions effected through these handsets. Our track record of sharing sales proceeds with handset companies and our reputation in the industry promoted our brand and our capability to generate additional revenue streams for handset companies. As such, an increasing number of handset companies worked with us to pre-install our authorized codes in each of the past years. Therefore, during the same period, the percentage of transactions effected through Maopao for which we need to share sales proceeds with handset companies increased, and our cost of revenues associated with payments to handset companies increased accordingly.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may from time to time issue or revise rules, policies or guidelines, which may affect our results of operations. For example, in January 2010, China Mobile began to implement new measures, under which any party offering mobile applications and content that are embedded in handsets was required to introduce additional notices and confirmations to users during the purchase of such offerings. In addition, previously, a single SMS code could be used for multiple service offerings or partners, while under these measures, users may need to send two confirmation SMSs before a transaction can be effected, which makes it more burdensome for users to purchase applications and content through Maopao. As a result, some users make fewer purchases of applications and content through Maopao. In addition, when more SMSs need to be transmitted to effect the same volume of transactions, we may face incremental billing and transmission failures. As a result, any of these measures may lead to a higher percentage of downloads that fail to result in payments, which would affect our revenues and results of operations. In addition, in September 2010, China Mobile began implementing another set of new measures which require users to send triple confirmation SMSs before a transaction can be effected. We expect this will adversely affect our revenues and results of operations in the quarter ended December 31, 2010. Furthermore, in the third and fourth quarters of 2010, we noted users of one mobile network had difficulty in accessing to our servers which were hosted by a competing telecommunication network operator, which adversely affected our revenues in the third quarter of 2010 and is expected to adversely affect our revenue in the fourth quarter of 2010 as well. In response to this issue, we are in the process of migrating our servers to another hosting service provider that does not have such interconnectivity problem. Primarily due to this issue and the above-mentioned triple-confirmation-SMS measures adopted by China Mobile, our revenues were lower and our non-IFRS net profit for the period were significantly lower in the three months ending December 31, 2010 as compared to the three months ended September 30, 2010. As a result, for the fiscal year ended March 31, 2011, our revenues were only slightly higher and our non-IFRS net profit were significantly lower than the fiscal year ended March 31, 2010. If similar or more stringent measures are imposed by the government or mobile network operators in the future, our results of operations may be materially adversely affected.

In addition, the key mobile network operators enhanced their efforts in policing inappropriate mobile content and other inappropriate activities in late 2009 and early 2010. Consequently, mobile network operators unilaterally terminated the services provided by some mobile service providers due to these mobile service providers’ alleged provision of inappropriate content in violation of regulatory requirements or due to these mobile service providers’ charging users service fees without their consents. We thus directed our users to make payments through other mobile service providers, and we experienced delays associated with such switches, which resulted in a loss of revenues during the switch period. Furthermore, different mobile service providers have different settlement efficiencies and proceeds sharing ratios, therefore, as a result of such switches our revenues and cost may be adversely affected.

Our ability to achieve a high level of operating efficiency

Our operating expenses include research and development expenses, sales and marketing expenses and general and administrative expenses, mainly consisting of salary and benefits expenses, including share-based compensation charges, professional fees, training expenses, overhead and communication expenses. Our total operating expenses increased from RMB34.9 million in fiscal year 2009 to RMB 189.9 million (US$28.9 million) in fiscal year 2011, and our operating expenses excluding share-based compensation increased from RMB29.5 million in fiscal year 2009 to RMB 141.8 million (US$21.7 million) in fiscal year 2011, as our business expanded rapidly in its early years and we hired more personnel and incurred more expenses to support our growth. Operating expenses excluding share-based compensation as a percentage of our total revenues increased from 14.2% to 21.0% from fiscal year 2009 to fiscal year 2011, primarily as a result of our increased headcount and sales and marketing activities. As we have become a public company, our operating expenses increased in absolute amount, and we aim to maintain or enhance our operating efficiency when our business further scales up.

Description of Certain Statement of Operations Items

Revenues

Our revenues amounted to RMB207.2 million, RMB544.3 million and RMB675.3 million (US$103.1 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, as we rapidly expanded our user base, resulting in increased user purchases of mobile application and content offerings on Maopao.

In the three fiscal years ended March 31, 2011, we derived a substantial majority of our revenues from provision of mobile applications and other content through our Maopao application store, which we refer to as application store revenues. A substantial majority of our sales proceeds were collected through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with network operators. Currently, our users can purchase all of our single-user applications and content titles and some social network applications offered in our Maopao application store through mobile service providers’ billing channels. Prior to April 2010, our users could also pay for applications and virtual items offered through Maopao Community through service providers, although revenues from such payment were immaterial in the three fiscal years ended March 31, 2010. Starting from April 2010, we no longer provide such a payment option. We recognize application store revenue on a gross basis and recognize the commissions retained by the mobile service providers and mobile network operators as cost of revenues in the consolidated statements of comprehensive income.

We offer our own virtual currency, K Currency, for members of our Maopao Community to purchase virtual items in our community-based applications including our mobile social games and social network applications. We refer to such revenues as Maopao Community revenues through K Currency. Users can purchase K Currency through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers and Alipay, and we collect sales amounts through payment processing agents. We record Maopao Community revenues through K Currency net of fees charged by payment processing agents.

We also record certain fees and commissions we receive as other revenues. For example, certain mobile service providers sell their mobile applications and other content to mobile phone users through Maopao, for which we charge a commission fee at a percentage of the revenues that the mobile service providers receive from mobile phone users with respect to such applications and content. In addition, we place some of our mobile applications and content, such as some simple card games and mobile music and books we license, on websites or mobile platforms of certain service providers, and charge a commission when such mobile applications and content are sold. We recognize revenue upon receipt of monthly statements from the mobile service providers.

The following table sets forth application store revenues, Maopao Community revenues through K Currency and other revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated.

	For the Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Revenues
Application store revenues	196,308	94.7	515,768	94.8	598,782	91,441	88.7
Maopao Community revenues through K Currency	—	—	3,578	0.6	60,050	9,170	8.9
Other revenues	10,931	5.3	24,912	4.6	16,462	2,515	2.4

Total Revenue	207,239	100.0	544,258	100.0	675,294	103,126	100.0

Our significant revenue growth is primarily due to the growth in user downloads of our applications and content titles, which in turn is driven by an expansion of the installed base of Maopao in mobile handsets, an increase in the diversity and quality of our content portfolio and improvement in our ability to identify and source content that appeals to our users. In the fiscal year ended March 31, 2011, the number of new users added to our Maopao application store increased to approximately 348.3 million from approximately 75.9 million in the fiscal year ended March 31, 2009. For example, in the month of September 2010, we introduced 37 new applications and games and more than 5,600 content titles including mobile music, books and videos. The following table sets forth total user downloads of our single-user applications and content titles for the periods indicated.

	For the Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB
	(in millions)
Single-user application and content downloads
Single-player games	230.0	851.0	1,351.8
Multimedia applications and content titles	84.8	341.7	587.5
Other single-user applications	62.4	397.5	1,272.7

We expect Maopao Community revenues through K Currency to increase in the foreseeable future as we further develop our Maopao Community and increase the use of K Currency among our users. The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three Month Period Ended
	June 30, 2010	September 30, 2010	December 31, 2010	March 31, 2011
	(in millions)
Number of active members	7.7	9.4	10.4	11.0
Number of member log-ins	447.9	622.5	761.2	884.1

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs.

	For the Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Cost of Revenues
Costs associated with payments to industry participants	128,357	95.3	341,542	96.4	425,514	64,981	91.5
Direct cost	6,330	4.7	12,809	3.6	39,323	6,005	8.5

Total cost of revenues	134,687	100.0	354,351	100.0	464,837	70,986	100.0

Costs associated with payments to industry participants represent consideration paid to (i) mobile service providers for collecting application store revenues; (ii) handset companies for pre-installing Maopao onto their handsets before shipment; and (iii) content providers for licensing applications and content that we provide on the Maopao application store.

As consideration for using their payment channels, we generally share with mobile service providers a percentage of our sales proceeds collected through them. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratio and billing rate of mobile network operators. We usually settle our balance with the mobile service providers every month. Revenues generated through our top three mobile service providers, the operating companies of Kongzhong, Changsha Zhangxun and Tom.com, contributed to approximately 20%, 12% and 10% of our total revenues for the fiscal year ended March 31, 2011, respectively. Our contracts with mobile service providers are usually for a term of one or two years. Our contracts with operating companies of Kongzhong and Changsha Zhangxun expired in November 2010, and we have been able to renew the contracts with both of the companies on the same terms as the contracts that expired.

We generally pay handset companies a percentage of the sales proceeds we receive from payment channels that are generated from their handsets. To share such sales proceeds, handset companies need to build in a specific authorization code we designate for each handset when pre-installing Maopao.

We usually pay content providers a percentage of the sales proceeds we receive from payment channels that are derived from their content. For certain applications and content titles, we make a small one-time payment to the content provider to acquire all associated rights, all of which we include in our cost of revenues at the time of such acquisition. We do not capitalize and amortize such payments over the life of the application or content title because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

Direct costs include primarily fees we pay for outsourcing design-related work for pre-installing the Maopao application store on handsets, salaries and benefits for Maopao application store operation employees, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao. We purchased additional servers and other computer equipment used for Maopao application store operation in the three months ended March 31, 2010. Subsequent to such purchase, we expect depreciation under our direct cost to increase due to depreciation relating to such equipment. Direct costs increased primarily as a result of the significant increase in headcount and depreciation related to the higher number of servers deployed to support the growth of the Maopao Community.

Our gross margins were 35.0%, 34.9% and 31.2% in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Our gross margin decreased in the fiscal year ended March 31, 2011, compared to the fiscal year ended March 31, 2010, primarily due to the increase in direct costs related to the growth of the Company’s Maopao Community.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses and general and administration expenses. The following table sets forth a breakdown of our operating expenses in terms of amount and as a percentage of our total operating expenses for the periods indicated.

	For the Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)
Operating Expenses
Research and development expense	12,902	36.9	26,900	40.8	52,260	7,981	27.6
Sales and marketing expenses	5,293	15.2	21,511	32.6	38,200	5,834	20.2
General and administration expenses	16,725	47.9	17,507	26.6	98,938	15,109	52.2

Total operating expenses	34,920	100.0	65,918	100.0	189,398	28,924	100.0

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao and mobile applications and content and communication fees we paid for testing our research and development work. Our share-based compensation charges allocated under research and development expenses amounted to approximately RMB0.5 million and RMB9.5 million (US$1.5 million) in the fiscal years ended March 31, 2010 and 2011. We did not have share-based compensation charge allocated under research and development expenses for the fiscal year ended March 31, 2009.Research and development expenses accounted for 6.2%, 4.9% and 7.7% of our total revenues in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Our research and development expenses increased in recent years primarily due to our hiring additional engineers and researchers and increases in fees we paid for outsourcing research and development work. We expect that our research and development expenses will further increase in the future as we continue to devote resources to improve Maopao and the overall user experience

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, travelling, entertainment and sales office related expenses as well as marketing survey fees. Our share-based compensation charges allocated under sales and marketing expenses amounted to approximately RMB0.6 million (US$86,000) and RMB4.7 million (US$0.7 million) in the fiscal years ended March 31, 2010 and 2011, respectively. We did not have share-based compensation charge allocated under sales and marketing expenses for the fiscal year ended March 31, 2009. Sales and marketing expenses accounted for 2.6%, 4.0% and 5.7% of our total revenues in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. Our sales and marketing expenses increased in the absolute amount in recent years, primarily due to the increase in salaries, bonus and headcount of our sales and marketing team, as well as an expansion of our marketing efforts, such as promotion of our brand among users and marketing activities with handset companies and content providers. We expect that our sales and marketing expenses will increase in absolute amount as we further promote our Maopao brand name in future periods and devote efforts to further expanding the handset installation base of the Maopao application store.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred in connection with general corporate purposes. Our share-based compensation charges allocated under general and administration expenses amounted to RMB5.4 million, RMB2.3 million and RMB 33.4 million (US$5.1 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. The significant increase of the share-based compensation charges in the fiscal year ended March 31, 2011 was due to the fact that most options were granted after the March 1, 2010. General and administration expenses accounted for approximately 8.1%, 3.2% and 14.7% of our total revenues in the fiscal years ended March 31, 2009, 2010 and 2011, respectively. We expect our general and administration expenses to increase in absolute amount as we incur additional expenses in connection with the expansion of our business and our operations as a publicly traded company, which include expenses related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations.

Other Gains and Losses

We had other gains of RMB3.5 million and RMB11.2 million (US$1.7 million) in fiscal years 2010 and 2011, respectively. The gains in fiscal year 2010 were primarily related to income on loan receivable and other investment of RMB1.1 million, interest income RMB1.1 million and a local government grant to us as a high-tech service company of RMB0.6 million. The other gains in fiscal year 2011 were primarily related to exchange gain of RMB7.9 million (US$1.2 million) and interest income of RMB2.7 million (US$0.4 million).

Impairment on Investment in an Associate

We recognized a RMB5,760,000 impairment of our investment in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, during the fiscal year ended March 31, 2011, due to the continuing poor business performance and negative discounted cash flow forecast of the investee.

Finance Costs

We incurred finance costs in the fiscal years ended March 31, 2010 and 2011. The finance cost was related to distribution payable to our Series A convertible redeemable preferred shares.

Share of Results of Associates

We have three associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC. The results and assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan is 15,000,000 shares. As of March 31, 2011, the aggregate number of our common shares underlying our outstanding options under the 2010 Plan was 11,271,050 shares. The option holders are not entitled to dividends nor do they have voting rights.

On March 1, 2010, we granted an aggregate of 6,385,400 share options to executive officers and other employees with exercise prices of US$0.26 per share having various vesting provisions over four years. On April 1, 2010, we granted 1,443,600 share options to our employees. On September 15, 2010, we granted an aggregate of 3,320,400 share options with exercise prices of US$0.26 per share to executive officers and other employees. On January 6, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to executive officers and other employees. On January 9, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to executive officers and other employees.

On August 2, 2007, we entered into a Share Vesting Agreement with Xplane Ltd. and each of the then individual shareholders of Xplane Ltd. Pursuant to this agreement, among the 150,000,000 common shares owned by Xplane Ltd., we have the right to repurchase 75,000,000 shares, or restricted shares, at the par value of US$0.00005 per share from Xplane Ltd., in the event of voluntary or involuntary termination of the individual shareholder’s employment with us. The repurchase right terminates in 36 equal monthly installments. The holders of the restricted shares retain voting and dividend rights but are restricted to sell such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan due to the fact that each of the then individual shareholders of Xplane Ltd. is also our employee. This has resulted in total compensation cost of approximately RMB16.4 million that is amortized on a graded basis over the restricted shares’ vesting period of 36 months.

On April 1, 2010, Xplane Ltd. issued 493,000 of its restricted shares to its shareholders who are also our employees. Of these 493,000 shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth, and fifth anniversaries of the grant date, respectively. We measure the fair value of these restricted shares based on the fair value of our shares, as Xplane Ltd. has no other assets except for its investment in us. The fair value of such restricted shares as of April 1, 2010 was RMB126 (US$19) per share. We recognize the total amount of approximately RMB62.4 million as compensation expense over the five-year deemed service, or vesting period, with a corresponding increase in reserve on the statement of changes in equity.

In the fiscal years ended March 31, 2009, 2010 and 2011, we had share-based compensation charges of RMB5.4 million, RMB3.6 million and RMB50.3 million (US$7.7 million), respectively. The share-based compensation charge recognized during these three fiscal years was as follows:

	For the Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	—	143	2,656	406
Research and development expense	—	539	9,528	1,455
Sales and marketing administration expenses	—	576	4,737	723
General and administration expenses	5,421	2,348	33,369	5,096

Total	5,421	3,606	50,290	7,680

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

China

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, companies established in China were generally subject to a state and local EIT at statutory rates of 30% and 3% respectively. Our SPE, Hangzhou Sky, was established in 2005 and qualified as a “software enterprise” in 2007. Under the PRC tax laws and regulations then-effective, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for the first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years, Hangzhou Sky was thus entitled to a full exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Our PRC subsidiaries and SPEs other than Hangzhou Sky are currently subject to the EIT rate of 25%.

Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On February 22, 2008, the Ministry of Finance and the State Administration of Taxation, or the SAT, promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that, the software enterprises and the integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in Notice No. 1. Therefore, Hangzhou Sky may continue to enjoy an exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate of Hangzhou Sky would be 12.5% from 2010 to 2012. In addition, Hangzhou Sky was qualified as a “high and new technology enterprise” in 2008, which entitled it to a 15% preferential EIT rate from 2008 to 2010. Hangzhou Sky elects to enjoy the preferential tax treatment as a “software enterprise.”

However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and continued qualification as a “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, there is no assurance that Hangzhou Sky will continue to meet the qualifications or that the relevant government authorities will not revoke Hangzhou Sky’s “high and new technology enterprise” or “software enterprise” statuses in the future. Any increase in Hangzhou Sky’s EIT rate may have a material adverse effect on our results of operations.

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% as we are a non-resident enterprise incorporated outside of the PRC, unless there is a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate as to their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We cannot assure you that we will not be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.”

PRC Business Tax

Taxpayers providing taxable services in China are required to pay a business tax at a statutory tax rate of 5% of their revenues. Pursuant to relevant tax rules, a 3% business tax rate is applicable to each of Hangzhou Sky, Mijia and Fanyi with respect to its business of value-added telecommunications services that falls under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Business.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

Application Store Revenues

Revenue is recognized when it is probable that the economic benefits will flow to us, and revenue can be measured reliably and collectability is reasonably assured.

We generate revenue principally from the sale of a wide range of mobile applications and contents, such as single-player games, mobile music and books, mobile social games, social network functions and other contents, to mobile handset users. Customers can download and purchase the mobile applications and contents from our application store, Maopao Platform. We have cooperation agreements with handset companies to pre-install the Maopao Platform on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. We contract with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from our customers on behalf of us. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from our customers by the mobile network operators.

For application store revenues, we recognize revenue on a gross basis and recognize the commissions retained by mobile service providers and mobile network operators as a cost of revenues in the consolidated statements of comprehensive income.

Maopao Community Revenues through K Currency

As an alternative to utilizing mobile service providers, we also contract with independent payment processing agents to process prepaid cards or online payment solutions into customer accounts. Customer accounts are charged up with cash credit, which may be converted into our own virtual currency, or K Currency. K Currency is mainly used to purchase virtual items in mobile social games and pay for other social network functions on our Maopao Community. The majority of Maopao Community revenues are collected through K Currency.

The payment processing agents are entitled to a commission for processing customer prepayments. Maopao Community revenues through K Currency are derived from the purchase of virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized in future periods based on historical customer retention rates, which is the rate users remain active in the Maopao Community, ranging from one to twelve months.

Other Revenues

We also allow mobile service providers to sell their mobile applications to mobile users through our Maopao Platform. We charge the mobile service provider a commission based on a percentage of the revenue earned by the mobile service providers. We recognize revenue upon receipt of monthly statements from the mobile service providers.

Share-Based Compensation

We recognize share-based compensation in the statement of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.

Since our ADSs were listed on the NASDAQ Global Market in December 2010, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

Before our initial public offering in December 2010, there is no ready public market for our shares as we are a closely held private company. We utilized the discounted cash flow method, or DCF, under the income approach for the valuation of our enterprise value. The income approach measures the current value of a business or asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation and risks associated with the particular investment. The discount rate selected is generally based on rates of return available from alternative investments of similar type and quality as of the valuation date.

The DCF methodology views a company as an operating entity, with the principal focus of the analysis on the operating entity’s ability to generate debt-free cash flow in the future. Debt-free cash flow is defined as cash that is available either to invest in new or existing businesses or to distribute to investors. Reasonable projections of revenues, expenses, and working capital and capital expenditures form the basis for estimating the future debt-free cash flows that a company will likely generate from its existing business.

A market derived weighted-average cost of capital, or WACC, was used in determining the appropriate discount rate in the valuation. At different valuation dates, the WACC was calculated to be between 18% and 33%. In relation to the share-based compensation prior to our initial public offering in December 2010, we also applied discounts for lack of marketability, or DLOM, to our equity value. Based on the calculation of the put option and with consideration of timing to our initial public offering, the DLOM was estimated at 5% to 27% as at different valuation dates.

The other assumptions used in the income approach to derive the fair value of the ordinary shares included: no material changes in the existing political, legal and economic conditions in China; no major changes in the tax rates applicable to our subsidiaries and consolidated affiliated entities in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted.

We use the Black-Scholes option pricing model to determine the estimated fair value of share options and restricted shares. Determining the value of our share based compensation expense in future periods requires the input of highly subjective assumptions, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, risk-free interest rate and expected dividends. Our share-based compensation charge may change based on changes to these estimates.

Convertible Redeemable Preferred Shares and Warrants

We have elected to designate our Series A convertible redeemable preferred shares and warrants as financial liabilities carried at fair value through profit or loss.

The convertible redeemable preferred shares and warrants do not have a quoted price in an active market. Determining the fair value of convertible redeemable preferred shares and warrants requires making complex and subjective judgments regarding projected financial and operating results, the unique business risks, the liquidity of the common shares and the operating history and prospects at the time of issuance. Therefore, these fair values are inherently uncertain and highly subjective. Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Changes to these estimates and assumptions could result in significant change in the fair value of the convertible redeemable preferred shares and warrants.

On March 1, 2010, we and shareholders of Series A convertible redeemable preferred shares entered into an amendment agreement (the “Amendment”) pursuant to which we agreed to sell 5,000,000 common shares to Series A shareholders at par value US$0.00005 per share for total cash consideration of US$250 and the Series A shareholders shall waive their certain rights relating to option grants. We recorded the intrinsic value of the 5,000,000 shares or RMB44,439,000 (US$6,519,000), equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares.

We utilized the DCF method under the income approach for the valuation of our enterprise value. Please refer to “— Share-based Compensation” for description of the methodology, assumptions and estimates used in the valuation of enterprise value. We then used the Black-Scholes option pricing model in the valuation of the convertible redeemable preferred shares and warrants. In calculating the fair value of the warrants, we used multiple inputs, including the fair value of the preferred shares, warrant exercise price, expected life, risk free rate, dividend yield and expected volatility.

Taxation

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of March 31, 2009, 2010 and 2011, our deferred tax assets were RMB1.2 million, RMB4.4 million and RMB6.7 million (US$1.0 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, and net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of comprehensive income in the period such determination is made. We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. As of March 31, 2011, we recorded a valuation allowance of RMB29,663,000(US$4.5 million) as it was more likely than not they would not be realized.

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended March 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	207,239	100.0	544,258	100.0	675,294	103,126	100.0
Cost of revenues from third parties	(134,558)	(64.9)	(353,106)	(64.9)	(461,422)	(70,464)	(68.3)
Cost of revenues from related parties	(129)	(0.1)	(1,245)	(0.2)	(3,415)	(522)	(0.5)

Gross profit	72,552	35.0	189,907	34.9	210,457	32,140	31.2

Research and development expenses	(12,902)	(6.2)	(26,900)	(4.9)	(52,260)	(7,981)	(7.7)
Sales and marketing expenses	(5,293)	(2.6)	(21,511)	(4.0)	(38,200)	(5,834)	(5.7)
General and administration expenses	(16,725)	(8.1)	(17,507)	(3.2)	(98,938)	(15,109)	(14.7)

Profit from operations	37,632	18.2	123,989	22.8	21,059	3,216	3.1
Other gains and losses	857	0.4	3,531	0.6	11,179	1,708	1.7
Impairment of investment in an associate	—	—	—	—	(5,760)	(880)	(0.9)
Finance costs	—	—	(5,417)	(1.0)	(4,333)	(662)	(0.6)
Share of results of associates	(83)	*	(1,255)	(0.2)	(6,012)	(918)	(0.9)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(134,616)	(65.0)	(290,135)	(53.3)	106,684	16,292	15.8
Gain (loss) on changes in fair value of warrants	(18,423)	(8.9)	(7,548)	(1.4)	7,377	1,127	1.1
Loss on modification of convertible redeemable preferred shares	—	—	(44,439)	(8.2)	—	—	—
Profit (loss) before tax	(114,633)	(55.3)	(221,274)	(40.7)	130,194	19,883	19.3

Income tax benefit (expense)	1,180	0.6	(8,528)	(1.6)	5,367	820	0.8

Profit (loss) for the year	(113,453)	(54.7)	(229,802)	(42.2)	135,561	20,703	20.1
Total comprehensive income (loss) for the year	(113,453)	(54.7)	(229,802)	(42.2)	135,561	20,703	20.1

*	Less than 0.1%.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Revenues. Our revenues increased by 24.1%, or RMB131.0 million, to RMB675.3 million (US$103.1 million) in fiscal year 2011 from RMB544.3 million in fiscal year 2010, primarily due to the fast growth in application user activity as well as the number of active members and spending per active member of Maopao Community.

Our application store revenues increased by 16.1%, or RMB83.0 million, from RMB515.8 million in fiscal year 2010 to RMB598.8 million (US$91.4 million) in fiscal year 2011, primarily due to the growth in user downloads of our applications and content titles, which in turn is driven by an expansion of the installed base of Maopao in mobile handsets, an increase in the diversity and quality of our content portfolio and improvement in our ability to identify and source content that appeals to our users. Our cumulative number of users from January 1, 2007 increased from 306.6 million as of March 31, 2010 to 655 million as of March 31, 2011. Our average revenue per download decreased from fiscal year 2010 due to the introduction of new measures by China Mobile and other mobile network operators that adversely affected the number of downloads for which we can recognize revenues. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users can download for a flat fee. Our Maopao Community revenues through K Currency increased by 1,578.3%, or RMB56.5 million, from RMB3.6 million in fiscal year 2010 to RMB60.1 million (US$9.2 million) in fiscal year 2011, primarily due to the rapid growth of the number of registered members of the Maopao Community from approximately 20.4 million as of March 31, 2010 to 72.7 million as of March 31, 2011, and the increase in the number of member log-ins from 994.4 million in fiscal year 2010 to 2,715.7 million in fiscal year 2011. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Our other revenues decreased by 33.9%, or RMB8.5 million, from RMB24.9 million in fiscal year 2010 to RMB16.5 million (US$2.5 million) in fiscal year 2011, primarily because of the termination of our WAP billing business.

Cost of Revenues. Our cost of revenues increased by 31.2%, or RMB110.5 million, to RMB464.8 million (US$71.0 million) in fiscal year 2011 from RMB354.4 million in fiscal year 2010, primarily due to the growth of our revenues resulting in increased costs under our revenue-sharing arrangements with industry participants from RMB341.5 million in fiscal year 2010 to RMB425.5 million (US$65.0 million) in fiscal year 2011. To a lesser extent, the increase in cost of revenues was also due to an increase in direct costs as a result of increase in headcount and depreciation of servers and equipments in connection with our expanded operations of the Maopao Community.

Gross Profit. As a result of the foregoing, our gross profit increased by 10.8%, or RMB20.6 million, to RMB210.5 million (US$32.1 million) in fiscal year 2011 from RMB189.9 million in fiscal year 2010, and our gross margin decreased to 31.2% in fiscal year 2011, compared to 34.9% in fiscal year 2010.

Operating Expenses. Our operating expenses increased by 187.3%, or RMB123.5 million, to RMB189.4 million (US$28.9 million) in fiscal year 2011 from RMB65.9 million in fiscal year 2010. The increase in our operating expenses was primarily due to increases in our research and development expenses and sales and marketing expenses, and to a larger extent, an increase in general and administration expenses.

•

Our research and development expenses increased by 94.3%, or RMB25.4 million, to RMB52.3 million (US$8.0 million) in fiscal year 2011 from RMB26.9 million in fiscal year 2010, primarily due to an increase in salaries, bonus and headcount. Our research and development staff increased to 204 as of March 31, 2011 from 163 as of March 31, 2010. The increase is also due to RMB9.5 million (US$1.5 million) in share-based compensation charges allocated under research and development expenses in fiscal year 2011 compared to RMB0.5 million in fiscal year 2010.

•

Our sales and marketing expenses increased by 77.6%, or RMB16.7 million, to RMB38.2 million (US$5.8 million) in fiscal year 2011 from RMB21.5 million in fiscal year 2010 primarily due to an increase in salaries and bonus from increased headcount, as well as expenses in connection with increased marketing activities with handset companies and content providers. Our sales and marketing employees increased to 100 as of March 31, 2011 from 50 as of March 31, 2010. In fiscal year 2011, we had RMB4.7million (US$0.7 million) share-based compensation charges allocated under sales and marketing expenses.

•

Our general and administration expenses increased by 465.1%, or RMB81.4 million, to RMB98.9 million (US$15.1 million) in fiscal year 2011 from RMB17.5 million in fiscal year 2010, primarily due to RMB33.4 million (US$5.1 million) in share-based compensation charges allocated under general and administration expenses in fiscal year 2011 compared to RMB2.3 million in fiscal year 2010. The increase is also due to increase in salaries and bonus from increased headcount, as well as professional fees regarding engagement of consultants to advise on our corporate culture.

Profit from Operations. As a result of the foregoing, our profit from operations decreased by 83.0%, or RMB102.9 million, to RMB21.1 million (US$3.2 million) in fiscal year 2011 from RMB124.0 million in fiscal year 2010.

Other Gains and Losses. We had other gains of RMB11.2 million (US$1.7 million) in fiscal year 2011, compared to other gains of RMB3.5 million in fiscal year 2010. The other gains in fiscal year 2011 were primarily related to exchange gain of RMB7.9 million (US$1.2 million) and interest income of RMB2.7 million (US$0.4 million). The gains in fiscal year 2010 were primarily related to income on loan receivable and other investment of RMB1.1 million, interest income RMB1.1 million and a local government grant to us as a high-tech service company of RMB0.6 million.

Impairment of investment in an associate. We had an impairment of investment in an associate of RMB5.8 million (US$0.9 million) in fiscal year 2011, which was primarily related to our investment in Guanzhun, due to its continuing poor business performance and negative discounted cash flow forecast. We did not have such impairment for the fiscal year ended March 31, 2010.

Finance Costs. Our finance costs were RMB4.3 million (US$0.7 million) in fiscal year 2011 due to a distribution payable to preferred shareholders . Our finance costs were RMB5.4 million in fiscal year 2010 due to a distribution payable to preferred shareholders.

Share of Results of Associates. Our share of results of associates amounted to RMB6.0 million (US$0.9 million) in fiscal year 2011 and RMB1.3 million in fiscal year 2010 related to three of our associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

Gain(Loss) on Changes in Fair Value of Convertible Redeemable Preferred Shares. The gain on changes in fair value of convertible redeemable preferred shares was RMB106.7 million (US$16.3 million) in fiscal year 2011, compared to a loss of RMB290.1 million in fiscal year 2010. We have designated the Series A preferred shares as financial liabilities carried at fair value through profit or loss.

Gain(Loss) on Changes in Fair Value of Warrants. The gain on changes in fair value of warrants was RMB7.4 million (US$1.1 million) in fiscal year 2011, compared to a loss of RMB7.5 million in fiscal year 2010. We have designated the warrants as financial liabilities carried at fair value through profit or loss.

Loss on Modification of Convertible Redeemable Preferred Shares. The loss on modification of convertible redeemable preferred shares was RMB44.4 million in fiscal year 2010. In March 2010, we and the Series A shareholders agreed on certain modifications to the Series A preferred shares and agree to issue to them an additional 5,000,000 common shares. We recorded the intrinsic value of the 5,000,000 shares of RMB44.4 million, equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in equity. We did not incur such loss in fiscal year 2011.

Profit(Loss) before Tax. As a result of the foregoing, we had a profit before tax of RMB130.2 million (US$19.9 million) in fiscal year 2011. We had a loss of RMB221.3 million in fiscal year 2010.

Income Tax Benefit (Expense). We had an income tax benefit of RMB5.4 million (US$0.8million) in fiscal year 2011, compared to an income tax expense of RMB8.5 million in fiscal year 2010. This is primarily due to RMB8.3 million deferred tax liability associated with the expected dividend payment being provided in fiscal year 2010 which was released to profit and loss as the Company paid the aforementioned dividend in a tax-free manner in fiscal year 2011.

Profit (Loss) for the Year. As a result of the foregoing, profit for the fiscal year 2011 was RMB135.6 million (US$20.7 million) from a loss of RMB229.8 million in fiscal year 2010.

Total Comprehensive Income(Loss) for the Year. As a result of the foregoing, our total comprehensive profit for the fiscal year 2011 was RMB135.6 million ($20.7 million) in fiscal year 2011, compared to a loss of RMB229.8 million in fiscal year 2010.

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Revenues. Our revenues increased by 162.6%, or RMB337.0 million, to RMB544.3 million in fiscal year 2010 from RMB207.3 million in fiscal year 2009, primarily due to an increase in our application store revenues, and the addition of Maopao Community revenues through K Currency.

Our application store revenues increased by 162.7%, or RMB319.5 million, from RMB196.3 million in fiscal year 2009 to RMB515.8 million in fiscal year 2010, primarily due to an increase in the number of downloads of applications and content titles from Maopao from 379.6 million in fiscal year 2009 to 1,613.9 million in fiscal year 2010 as we increased the installed base of Maopao and offered more applications and content catering to user demand through our application store. Our cumulative number of users from January 1, 2007 increased from 86.1 million as of March 31, 2009 to 306.6 million as of March 31, 2010. Our average revenue per download decreased from fiscal year 2009 to fiscal year 2010, after the introduction of new measures by China Mobile and other mobile network operators. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users can download for a flat fee.

We launched the K Currency in April 2009 and in the first fiscal year after its introduction, we generated Maopao Community revenues through K Currency of RMB3.6 million, primarily due to the rapid growth of the number of registered members of the Maopao Community from approximately 1.5 million as of March 31, 2009 to approximately 20.4 million as of March 31, 2010, and the increase in the number of member log-ins from 30.9 million in fiscal year 2009 to 994.4 million in fiscal year 2010. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Our other revenues increased by 127.9%, or RMB13.9 million, from RMB10.9 million in fiscal year 2009 to RMB24.9 million in fiscal year 2010, primarily because users accessed more third-party service providers’ applications and content on Maopao after we increased offerings of such applications and content through Maopao.

Cost of Revenues. Our cost of revenues increased by 163.1%, or RMB219.7 million, to RMB354.4 million in fiscal year 2010 from RMB134.7 million in fiscal year 2009, primarily due to the growth of our revenues resulting in increased costs under our revenue-sharing arrangements with industry participants from RMB128.1 million in fiscal year 2009 to RMB324.5 million in fiscal year ended 2010.

Gross Profit. As a result of the foregoing, our gross profit increased by 161.8%, or RMB117.4 million, to RMB189.9 million in fiscal year 2010 from RMB72.6 million in fiscal year 2009, and our gross margin was stable with 34.9% in fiscal year 2010 compared to 35.0% in fiscal year 2009.

Operating Expenses. Our operating expenses increased by 88.8%, or RMB31.0 million, to RMB65.9 million in fiscal year 2010 from RMB34.9 million in fiscal year 2009. The increase in our operating expenses was primarily due to increases in our research and development expenses and sales and marketing expenses, and to a lesser extent, an increase in general and administration expenses.

•

Our research and development expenses increased by 108.5%, or RMB14.0 million, to RMB26.9 million in fiscal year 2010 from RMB12.9 million in fiscal year 2009, primarily due to an RMB11.4 million increase in salaries and benefits for our research and development personnel from RMB10.8 million in fiscal year 2009 to RMB22.1 million in fiscal year 2010, which resulted primarily from additional engineers and developers we hired in fiscal year 2010. Our research and development staff increased to 163 as of March 31, 2010 from 114 as of March 31, 2009. In fiscal year 2010, we had RMB0.5 million share-based compensation charges allocated under research and development expenses.

•

Our sales and marketing expenses increased by 305.7%, or RMB16.2 million, to RMB21.5 million in fiscal year 2010 from RMB5.3 million in fiscal year 2009 primarily due to an RMB12.6 million increase in salaries and benefits for our sales and marketing staff from RMB3.9 million in fiscal year 2009 to RMB16.5 million in fiscal year 2010, which primarily resulted from additional sales and marketing employees we hired in fiscal year 2010. Our sales and marketing employees increased to 50 as of March 31, 2010 from 25 as of March 31, 2009. In fiscal year 2010, we had RMB0.6 million share-based compensation charges allocated under sales and marketing expenses. We also had higher training expenses for our sales and marketing staff, as well as expenses in connection with increased marketing activities with handset companies and content providers.

•

Our general and administration expenses increased by 4.8%, or RMB0.8 million, to RMB17.5 million in fiscal year 2010 from RMB16.7 million in fiscal year 2009, primarily due to an RMB2.0 million increase in office rental from RMB1.7 million in fiscal year 2009 to RMB3.7 million in fiscal year 2010, as we expanded our office space to accommodate our expansion, and an RMB1.9 million increase in depreciation primarily related to our servers and other computer equipment from RMB0.5 million in fiscal year 2009 to RMB2.4 million in fiscal year 2010, primarily due to our business expansion, partly offset by a decrease in share-based compensation charges. In fiscal year 2010, we had RMB2.3 million in share-based compensation charges allocated under general and administration expenses compared to RMB5.4 million in fiscal year 2009. The reduction between these two periods was primarily due to a reduction of amortization charges associated with restricted shares grants relating to the then individual shareholders of Xplane Ltd.

Profit from Operations. As a result of the foregoing, our profit from operations increased by 229.8%, or RMB86.4 million, to RMB124.0 million in fiscal year 2010 from RMB37.6 million in fiscal year 2009.

Other Gains. We had other gains of RMB3.5 million in fiscal year 2010 compared to other gains of RMB0.9 million in fiscal year 2009. The gains in fiscal year 2010 were primarily related to income on loan receivable and other investment of RMB1.1 million and RMB1.1 million in interest income and RMB0.6 million in a local government grant to us as a high-tech service company. The gains in fiscal year 2009 were primarily related to a RMB0.4 million local government grant to us as a high-tech service company and RMB0.3 million in exchange gains and RMB0.2 million in interest income.

Finance Costs. Our finance costs were RMB5.4 million in fiscal year 2010 due to a distribution payable to preferred shareholders. We did not incur any finance cost in fiscal year 2009.

Share of Results of Associates. Our share of results of associates amounted to RMB1.3 million in fiscal year 2010 related to three of our associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC. We invested in the other two associates in February and March 2009, respectively, and our share of results of associates was RMB83,000 in fiscal year 2009.

Loss on Changes in Fair Value of Convertible Redeemable Preferred Shares. The loss on changes in fair value of convertible redeemable preferred shares was RMB290.1 million in fiscal year 2010, compared to RMB134.6 million in fiscal year 2009. We have designated the Series A preferred shares as financial liabilities carried at fair value through profit or loss. The fair value of our Series A preferred shares increased significantly in fiscal year 2010, due to a significant increase of our enterprise value. Our enterprise value increased significantly because of the significant growth of our business operations and the increase in our revenues and operating profit, which lead to significant increase in our expected future cash flow.

Loss on Changes in Fair Value of Warrants. The loss on changes in fair value of warrants was RMB7.5 million in fiscal year 2010, compared to RMB18.4 million in fiscal year 2009. We have designated the warrants as financial liabilities carried at fair value through profit or loss. The decrease in loss on changes in fair value of warrants from fiscal year 2009 to fiscal year 2010 is mainly due to increase in excise price and the resultant decrease in the number of warrant shares as a result of the modification of warrants in fiscal year 2010, partially offset by the increase of our enterprise value.

Loss on Modification of Convertible Redeemable Preferred Shares. The loss on modification of convertible redeemable preferred shares was RMB44.4 million in fiscal year 2010. In March 2010, we and the Series A shareholders agreed on certain modifications to the Series A preferred shares and agree to issue to them an additional 5,000,000 common shares. We recorded the intrinsic value of the 5,000,000 shares of RMB44.4 million, equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in equity. We did not incur such loss in fiscal year 2009.

Loss before Tax. As a result of the foregoing, our loss before tax increased by 93.0%, or RMB106.6 million, to RMB221.3 million in fiscal year 2010 from RMB114.6 million in fiscal year 2009.

Income Tax Benefit (Expense). Our income tax expense was RMB8.5 million in fiscal year 2010 compared to an income tax benefit of RMB1.2 million in fiscal year 2009, primarily due to the increase of Hangzhou Sky’s tax rate from 0% to 12.5% starting January 1, 2010 due to the expiration of its tax exemption holiday and the increase in Mijia and Fanyi’s taxable income.

Loss for the Year. As a result of the foregoing, our loss for the year increased by 102.5% to RMB229.8 million in fiscal year 2010 from RMB113.5 million in fiscal year 2009.

Total Comprehensive Loss for the Year. As a result of the foregoing, our total comprehensive loss for the year increased by 102.5% to RMB229.8 million in fiscal year 2010 from RMB113.5 million in fiscal year 2009.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Fiscal Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)

Net cash provided by operating activities	30,056	160,506	133,285	20,356
Net cash used in investing activities	(25,788)	(96,763)	(97,949)	(14,959)
Net cash provided by (used in) financing activities	—	(16,250)	261,073	39,868
Net increase in cash and cash equivalents	4,268	47,493	296,409	45,265
Cash and cash equivalents at beginning of year	23,825	27,618	75,105	11,470
Effect of foreign exchange rate changes	(475)	(6)	(4,300)	(657)

Cash and cash equivalents at end of year	27,618	75,105	367,214	56,078

We have financed our operations primarily through cash generated from operations and the issuance of Series A preferred shares and from our initial public offering. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2009, 2010 and 2011, we had RMB27.6 million, RMB75.1 million and RMB367.2 million (US$56.1 million) in cash and cash equivalents, respectively.

We are a holding company, and we rely principally on dividends and other distributions from our subsidiaries in China for our cash requirements. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The amount of this statutory reserve of RMB1,000,000 as of March 31, 2011 is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity within our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between the net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China represents amounts that are free of restriction. Such amounts differ from subsidiary or SPE equity less statutory reserve as determined IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserves funding, determined in accordance with PRC GAAP, amounted to RMB262.5 million (US$40.1 million) as of March 31, 2011. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements, and during the process of dividend distribution from our PRC subsidiaries to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not have any present plan to declare and pay in the near future any dividends on our shares or ADSs and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

We receive economic benefits generated from our SPEs through various contractual arrangements entered into by Pusida, our PRC subsidiary, with the SPEs. In July 1, 2010, through Dianneng, our other PRC subsidiary, we entered into contractual arrangements with Hangzhou Sky, Mijia and their respective shareholders to replace their previous contractual arrangements with Pusida. Such contractual arrangements include technical support service agreements, strategy consulting service agreements and intellectual property license agreements with Hangzhou Sky and Mijia, respectively, and an exclusive business cooperation agreement with Fanyi. Under these contractual arrangements, our SPEs will pay to Dianneng their earnings in the form of services fees and royalties. Our PRC subsidiaries will pay their earnings to our offshore intermediate holding company primarily through dividends.

Operating Activities

Our net cash generated from operating activities in the fiscal year ended March 31, 2011 was RMB133.3 million (US$20.4 million). We had a profit before tax of RMB130.2 million (US$19.9 million), including non-cash gain on changes in fair value of convertible redeemable preferred shares and warrants in the amount of RMB114.1 million (US$17.4 million), share-based compensation of RMB50.3 million (US$7.7 million), depreciation and amortization of RMB15.6 million (US$2.4 million), share of results of associates of RMB6.0 million (US$0.9 million), impairment of investment in an associate of RMB5.8 million (US$0.9 million) and finance costs of RMB4.3 million (US$0.7 million). Adjusting for non-cash items, our operating cash flow before movements in working capital was RMB86.9 million (US$13.3 million). Movements in working capital provided an additional net increase in cash of RMB46.5 million (US$7.1 million), including an increase in trade and other payables of RMB49.9 million (US$7.6 million), increase in deferred revenue of RMB6.5 million (US$1 million) and a decrease in amounts due from related parties of RMB0.2 million (US$27,000), partially offset by an increase in trade and other receivables of RMB10.1 million (US$1.5 million).

Our net cash generated from operating activities in the fiscal year ended March 31, 2010 was RMB160.5 million. We had a loss before tax of RMB221.3 million, including non-cash loss on changes in fair value of convertible redeemable preferred shares and warrants and loss on modification of convertible redeemable shares in the amount of RMB342.1 million, non-cash finance costs of RMB5.4 million relating to a distribution payable to Series A preferred shares, share-based compensation of RMB3.6 million, and depreciation and amortization of RMB2.5 million. Adjusting for non-cash items, our operating cash flow before movements in working capital was RMB130.7 million, largely due to the growth in our user base and resulting increase in purchases of applications and content on Maopao. Movements in working capital provided an additional net increase in cash of RMB29.9 million, including an increase in trade and other payables of RMB58.0 million, which is primarily attributable to an increase in accrued commission of RMB27.3 million, which primarily related to our business growth, an increase in trade payables of RMB13.8 million following our business growth, including primarily amounts payable to industry participants, and increases in salaries and benefits payable of RMB9.3 million, partly offset by an increase in trade and other receivables of RMB28.7 million, primarily from mobile service providers, following our business growth.

Our net cash generated from operating activities in fiscal year 2009 was RMB30.1 million. We had a loss before tax of RMB114.6 million, which included non-cash expenses, including non-cash loss on changes in fair value of convertible redeemable preferred shares and warrants of RMB153.0 million and share-based compensation of RMB5.4 million. Adjusting for non-cash items, our operating cash flow before movements in working capital was RMB44.0 million, largely due to the growth in our user base and resulting increase in purchases of applications and content on Maopao application store. Movements in working capital for the period resulted in net reduction in cash of RMB13.9 million, including an increase in trade and other receivables of RMB41.6 million, primarily from mobile service providers, following our business growth, partly offset by an increase in trade and other payables of RMB27.5 million which primarily relates to (i) an increase in trade payables of RMB14.0 million and an increase in accrued commission of RMB8.3 million following our business growth, including primarily amounts payable to industry participants, and (ii) increases in salaries and benefits payable of RMB3.4 million as well as taxes payable of RMB1.1 million following our business growth.

Investing Activities

Net cash used in investing activities was RMB97.9 million (US$15.0 million) in fiscal year 2011, including (i) a RMB102.7 million (US$15.7 million) payment of term deposits, and (ii) RMB42.2 million (US$6.4 million) in purchases of property and equity, partially offset by receipt of loan receivable of RMB25.0 million (US$3.8 million) and redemption of investments at fair value through profit or loss of RMB15.8 million (US$2.4 million).

Net cash used in investing activities was RMB96.8 million in fiscal year 2010, including (i) a RMB35.0 million payment for term deposits, (ii) a RMB15.0 million investment and a RMB25.0 million investment product from a commercial bank in China, both of which matured in May 2010, and (iii) RMB16.0 million used for the purchase of property and equipment, primarily servers and other computer equipment, and (iv) RMB12.5 million used in investment in associates, partially offset by repayment from related parties of RMB7.6 million.

Net cash used in investing activities was RMB25.8 million in fiscal year 2009, including (i) an RMB15.0 million payment for term deposits, (ii) an increase in amount due from related parties of RMB8.1 million relating to our cash advances to related parties, (iii) RMB2.3 million used for the purchase of property and equipment, primarily servers and other computer equipment; and (iv) RMB0.6 million used in investment in associates, offset by net cash of RMB0.2 million we received as interest income.

Financing Activities

Net cash provided by financing activities was RMB261.1 million (US$39.9 million) in fiscal year 2011, due to the receipt of initial public offering proceeds of RMB303.1 million (US$46.3 million), partially offset by the payment of transaction costs attributable to issue of new shares, or RMB20.4 million, and the payment of dividends, or RMB22.8 million.

Net cash used in financing activities was RMB16.3 million in fiscal year 2010, due to the dividends paid to common shareholders.

We did not conduct any financing activities in fiscal year 2009.

Capital Expenditures

We had capital expenditures of RMB2.3 million, RMB16.0 million and RMB42.2 million (US$6.4 million) in the fiscal years ended March 31, 2009, 2010 and 2011, respectively, all of which were mainly used to purchase servers and computers to support the expansion of our business.

We plan to spend approximately RMB32.5 million (US$5.0 million) in capital expenditures in fiscal year 2012, of which approximately RMB28.6 million (US$4.4 million) will be used for the enhancement and expansion of our application store, primarily in connection with deployment of servers and equipment, to support further development of our Maopao Community and community-based applications and other content, with the remainder of approximately RMB3.9 million (US$0.6 million) being used for all other capital expenditures.

We currently anticipate that we will be able to meet our needs to fund operations for at least the next 12 months with operating cash flow and existing cash balances, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Recently Issued Accounting Pronouncements

We have not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

In November 2009, the IASB issued International IFRS 9, “Financial Instruments,” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for the classification and measurement of financial assets and requires all recognized financial assets that are within the scope of IAS 39 to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value. IFRS 9 will be effective from January 1, 2013, with earlier application permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

In November 2009, the IASB issued a revised version of IAS 24, “Related party disclosures”. The amendment clarifies and simplifies the definition of a related party. The amended definition may require entities to provide additional related party disclosures. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. We applied IFRIC 19 effective April 1, 2011. We are currently evaluating the impact of adoption on its consolidated financial statements.

On October 28, 2010, the IASB issued amendments to IFRS 9 “Financial Instruments”. The amendments address the accounting for financial liabilities, specifically volatility in the income statement arising from measuring debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income section of the income statement, rather than within profit or loss. IFRS 9 is effective for financial statements in annual periods beginning on or after January 1, 2013. Early adoption of the amendments is permitted; however, entities that elect early adoption must also apply the financial asset requirements in IFRS 9. We are currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which is a replacement of IAS 27, “Consolidated and Separate Financial Statements,” and SIC-12, “Consolidation – Special Purpose Entities”. Concurrent with the issuances of IFRS 10, the IASB also issued IFRS 11 “Joint Ventures”, IFRS 12 “Disclosures of involvement with Other Entities”,
IAS 27 “Separate Financial Statements (revised 2011)” and IAS 28 “Investment in Associates and Joint Ventures (revised 2011)”. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the situations, and the basis is control. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirely. IFRS 10 is applicable to annual reporting periods beginning on or after 1 January 2013, with earlier application permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 11, “Joint Arrangements,” which supersedes IAS 31, “Interests in Joint Ventures,” and SIC-13 “Joint Controlled Entities – Non-Monetary Contributions by Ventures”. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. Transitional provisions vary depending on how an interest is classified under IAS 31. IFRS 11 is applicable to annual reporting periods beginning on or after January 1, 2013, with early application permitted in certain circumstances. We are currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities,” which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that users of its financial statements evaluate the nature of and risk associated with its interests in other entities and the effect of those interests on its financial statements. IFRS 12 is applicable to annual reporting periods beginning on or after January 1, 2013. Early application is permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 13, “Fair Value Measurement,” which establishes a single source of guidance of fair value measurement under IFRSs. IFRS 13 defines fair values, provides guidance on its determination and introduces consistent requirements for disclosure on fair value measurement. This standard applies to both financial and non-financial items measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the IFRS 13 is adopted. We are currently evaluating the impact of adoption on its consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of March 31, 2011, our research and development staff consisted of 204 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

Our senior management team heads our research and development efforts and sets out strategic directions for the advancement of our offerings. Mr. Li Ou, Mr. Yan Tang and Mr. Wenjie Wu are experienced engineers with a successful track record of developing Maopao. Under their guidance, our research and development plans currently focus on the following areas:

•

Improving our hardware infrastructure and computational capability. As of March 31, 2011, peak concurrent users of our Maopao Community reached approximately 236,070. On average, there are over one billion user visits to the Maopao application store every month in the fiscal year 2011. In order to prevent system malfunction and downtime that may result from our expanding user base, we focus on investing in our hardware infrastructure and computational capability to support more mobile users concurrently accessing more diversified applications and content and interacting with each other through Maopao Community.

•

Development of systematic solutions for community-based applications. We are fine tuning our unified user account management system which will facilitate our efforts to provide personalized experience to individual mobile users and enhance their interaction. Recognizing users’ need to interact on a real-time basis with each other while running other applications and potential market opportunities in this area, we are developing a systematic approach to realize concurrent operations of multiple applications and content on mobile handsets.

•

Develop new versions of Maopao which can be downloaded directly by users and installed on smart phone using the Symbian operating system, which will help expand our user base and facilitate the interaction among users of these handsets and our existing users.

•

Continue to advance the capabilities and functionalities of Maopao while enabling users with older versions of Maopao to easily access newly developed applications. We believe our efforts in this respect will enable us to further enrich the applications available on Maopao and capitalize on the market growth following the popularization of 3G network. We will continue to leverage in-house and third-party development capabilities to diversify our content portfolio, particularly video chat and video streaming related applications.

We believe that the continuous improvement of our technology is vital to maintaining our long-term competitiveness. We established laboratories for advanced mobile user experience testing, mobile applications testing and system simulation.

In each of the three years ended March 31, 2009, 2010 and 2011, our research and development expenses were RMB12.9 million, RMB26.9 million and RMB52.3 million (US$8.0 million), representing 6.2%, 4.9% and 7.7% of our total revenues for the fiscal years ended March 31, 2009, 2010 and 2011, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2010 to March 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2011:

	Payment Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB’000)
Operating lease commitments	9,793	9,038	755	—	—

Total	9,793	9,038	755	—	—

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to: our business strategies and initiatives as well as our business plans; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our expectations with respect to increased revenue growth and our ability to sustain profitability; our products under development or planning; our ability to attract clients and further enhance our brand recognition; and trends and competition in the mobile applications industry.

This annual report also contains data related to the mobile applications industry in China, including projections that are based on a number of assumptions. These market data include market data from the Analysys Report. The mobile applications industry in China may not grow at the rates projected by the market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile applications industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely, review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information — H. Documents on Display.” and with the understanding that our actual future results may be materially different from what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	34	Founder, Chairman and Chief Executive Officer
Li Ou	32	Director and Chief Technology Officer
Kui Zhou	43	Director
Wei Zhou	32	Independent Director
Fan Bao	40	Independent Director
Carl Yeung	31	Chief Financial Officer
Yan Tang	32	Terminal Technology Director
Steven Bin Li	36	Vice President
Xing Fan	34	Vice President
Qing Yan	29	Vice President
Walker Yuangang Wu	33	Vice President

Mr. Michael Tao Song is our founder, chairman and chief executive officer. Mr. Song was appointed as a director by Xplane Ltd., a holder of our common shares. Prior to founding our company, Mr. Song worked as a product director at Eastcom Communications Co., Ltd., a telecommunication technology company listed on the Shanghai Stock Exchange, from 2000 to 2005. Mr. Song received his bachelor’s degree in applied mathematics from Tianjin University in 2000.

Mr. Li Ou has been a director of our company since June 2007 and our chief technology officer since November 2006. Mr. Ou was appointed as a director by Xplane Ltd. Prior to joining us, Mr. Ou worked as a software testing engineer at Eastcom Communications Co., Ltd. from 2001 to 2006. Mr. Ou received his bachelor’s degree in communication engineering from Nanjing University of Posts and Telecommunications in 2001.

Mr. Kui Zhou has been a director of our company since August 2007. Mr. Zhou was appointed as a director by Sequoia Capital China II, L.P., a holder of our Series A preferred shares. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of VanceInfo Technologies Inc., a China-based IT service provider listed on the New York Stock Exchange, and a director of Xiamen Changelight Co.,Ltd., a China-based LED and solar cell research and manufacturing company listed on Growth Enterprises Market of the Shenzhen Stock Exchange. He also serves on the board of several privately held companies, including HDT Holding Technologies Inc., a China-based online advertising and marketing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University in 1989 and his master’s of business administration degree from Tsinghua University in 2000.

Mr. Wei Zhou has served as our independent director since December 2010. Mr. Zhou has served as the chief financial officer of Charm Communications Inc., a leading domestic television advertising agency in China listed on the NASDAQ Global Market, since November 2009. Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates a China-based online recruitment website (www.zhaopin.com), from June 2008 to October 2009. Mr. Zhou also served as Zhaopin Limited’s director of strategic planning from July 2005 to May 2007. Mr. Zhou served as an associate director with Abax Global Capital, a Hong Kong based investment fund focusing on direct investments in private and public-sector Chinese companies, from June 2007 to May 2008. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

Mr. Fan Bao has served as our independent director since February 2011. Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., an IT service and software company in China. Prior to that, Mr. Bao worked at investment banking divisions with Morgan Stanley and Credit Suisse for seven years. Mr. Bao received a bachelor’s degree from Fudan University in Shanghai and a master’s degree from Norwegian School of Management.

Mr. Carl Yeung has been our chief financial officer since February 2010. Prior to joining us, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on the NASDAQ Global Market, from 2006 to 2010. From 2002 to 2006, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc., a NASDAQ-listed integrated natural gas operator in China, from 2008 to November 2010. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

Mr. Yan Tang has been our terminal technology director since June 2006. Prior to joining us, Mr. Tang served as a software manager at Eastcom Communications Tianyu Mobile Technology Co., Ltd., a subsidiary of Eastcom Communications Co., Ltd. from 2004 to 2006. From 2003 to 2004, Mr. Tang worked at the Terminal Research Institute of Eastcom Communications Co., Ltd. with his last role as a manager for telecommunication value-added service. Mr. Tang received his bachelor’s degree in computer software from Xidian University in 2001.

Mr. Steven Bin Li has been our vice president of finance since March 2010. Prior to joining us, Mr. Li was a partner of Beijing Tuowei Business Consulting Co., Ltd., a China-based business consulting company, from 2009 to 2010. Prior to that, Mr. Li served as the financial director of Longtop Financial Technologies Limited, a Chinese software development and solutions provider listed on the New York Stock Exchange, from 2007 to 2009. From 2002 to 2007, Mr. Li served as the financial director of the Beijing Branch of Ogilvy & Mather, an advertising, marketing and public relations agency. Prior to that, Mr. Li worked for nearly six years as an audit manager at PricewaterhouseCoopers Zhong Tian CPAs Limited Company in Beijing and Singapore. Mr. Li received his bachelor’s degree in auditing from Capital University of Economics and Business in 1996 and studied at the Guanghua School of Management of Peking University between 2002 and 2004.

Dr. Xing Fan has been our vice president of development & engineering since August 2008. Prior to joining us, Dr. Fan worked at Net263 Co., Ltd., a Chinese domestic internet service provider and value-added application operator, with his last role as the vice general manager and technology director of voice over internet protocol, or VoIP, and video entertainment society business unit, from 2005 to 2008. From 2003 to 2005, Dr. Fan co-founded Hangzhou AETECO Technology Co., Ltd., a Chinese domestic video communication solution vendor and service provider, and served as the chief technology officer and executive vice president. Prior to that, Dr. Fan served as the technology director and chief engineer of Hangzhou Holley Broadband Information Technology Co., Ltd., a Chinese domestic broadband solution vendor and metropolitan area network operator, from 2001. Dr. Fan received his bachelor’s degree in information and electronic engineering in 1999 and his Ph.D. in communication and information system engineering in 2006, both from Zhejiang University.

Mr. Qing Yan has been our vice president in charge of overseas business since September 2007. From 2005 to 2007, Mr. Yan was a software engineering at Texas Instruments (Shanghai) Co., Ltd., a semiconductor company. From 2001 to 2005, Mr. Yan worked at Eastcom Communications Co., Ltd. with his last role as a software manager. Mr. Yan received his bachelor’s degree in computer science and technology from Huazhong University of Science and Technology in 2001.

Mr. Walker Yuangang Wu has been our vice president in charge of our channel management since February 2011. Mr. Wu has been general manager of channel business of the Company since January 2010, responsible for channel marketing, business development, and channel products management as well as R&D management of channel products. Mr. Wu was first the head of Huanan district (Shenzhen representative office) and then the director of channel department at Sky-Mobi. Prior to joining Sky-Mobi, from 2002 to 2005, Mr. Wu worked as product department manager at Eastcom Communications Co., Ltd, a telecommunication technology company listed on the Shanghai Stock Exchange. From 2005 to 2007, Mr. Wu served as the product director at Eastcom Baifeng Technology Co., Ltd, a subsidiary of Eastcom Communications Co., Ltd. Mr. Wu received his bachelor’s degree in international trade from Hangzhou Business School (later renamed “Hangzhou University of Commerce”) in 2002.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2011, we paid an aggregate of approximately RMB2.2 million (US$0.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive director. For options granted to our executive officers, see “— Share Incentive Plan.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefit. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB11,000 (US$1,680) for retirement and similar benefits for our officers and directors in fiscal year 2011.

Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants, and promote the success of our business. The maximum number of common shares which may be issued pursuant to all awards under the 2010 Plan is 15,000,000, and an annual increase to be added on the first business day of each calendar year beginning in 2011 equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of March 31, 2011, the aggregate number of our common shares underlying our outstanding options under the 2010 Plan is 11,271,050.

Types of Awards. The types of awards we may grant under the 2010 Plan include, among others, options, restricted shares and restricted share units.

Plan Administration. The compensation committee of our board of directors will administer the 2010 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. The compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and terms and conditions of each award grant, including, but not limited to, the exercise price, grant price or purchase price, any reload provision, any restrictions or limitations on the award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements. Options and other awards granted under the 2010 Plan are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to the employees, consultants of a service recipient, which includes our subsidiaries or any affiliated entities designated by our board for purposes of the 2010 Plan, as well as our non-employee directors.

Acceleration of Awards upon Corporate Transactions. The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the compensation committee determines, or the relevant award agreement specifies the vesting schedules.

Amendment and Termination. The compensation committee may at any time amend, modify or terminate the 2010 Plan. Amendments to the 2010 Plan are subject to shareholder approval to the extent required by law, or security exchange rules. Additionally, shareholder approval will be specifically required to increase the number of shares available under the 2010 Plan, or to permit the compensation committee to extend the term or the exercise period of an option beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2010 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2010 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2010 Plan.

The following table summarizes, as of the date of this annual report, the outstanding options that we granted to several of our executive officers and other individuals as a group under the 2010 Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date

Carl Yeung	*	0.26	March 1, 2010	**
	*	0.26	September 15, 2010	**
Steven Bin Li	*	0.26	March 1, 2010	**
	*	0.26	September 15, 2010	**
Xinyong Hu	*	0.26	March 1, 2010	**
Xing Fan	*	0.26	March 1, 2010	**
Directors and Executive officers as a group	2,800,000	0.26	March 1, 2010	**
	500,000	0.26	September 15, 2010	**
	100,000	1.00	January 6, 2011	**
	100,000	1.00	January 9, 2011	**
Other individuals as a group	3,585,400	0.26	March 1, 2010	**
	1,443,600	0.26	April 1, 2010	**
	2,820,400	0.26	September 15, 2010	**

*	Less than 1% of our outstanding common shares.
**	Expiration date for the options will be the earlier of the tenth anniversary of the grant date of such options or upon the termination of the optionholder’s services by reason of cause, or two years following the termination of the optionholder’s services by reason of death or disability, or 90 days following the termination of the optionholder’s services for any reason other than death or disability and not for cause.

C.	Board Practices

Board of Directors

Our board of directors currently consists of five members. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of the company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Wei Zhou, Kui Zhou and Fan Bao. Wei Zhou and Fan Bao satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Kui Zhou, Wei Zhou, and Fan Bao. Wei Zhou and Fan Bao satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Michael Tao Song, Wei Zhou and Kui Zhou. Wei Zhou satisfies the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time.

Terms of Directors and Officers

Pursuant to our currently effective amended and restated memorandum and articles of incorporation, our board of directors are divided into three classes, namely Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting, respectively. Mr. Michael Tao Song and Mr. Li Ou have been designated as Class A directors. Mr. Kui Zhou and Mr. Wei Zhou have been designated as Class B directors. Mr. Fan Bao has been designated as a Class C director. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into a three-year employment agreement with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, conviction of a crime, material violation of our rules and regulations, or other misconduct that cause material damage to us. Furthermore, an executive officer may terminate the employment at any time upon prior written notice to us. Each executive officer is entitled to severance pay equal to a certain specified number of months of his base salary, if we terminate his employment without any of the causes specified above.

Each of our executive officers has agreed to hold in strict confidence any trade secrets or confidential information of our company or trade secrets of any third-party received by us. Each executive officer has agreed that the intellectual property rights related to all work products, inventions, computer software, or other technological information which he has developed while performing his duties at our company or through mainly using our resources shall belong to us. Each executive officer has agreed to assist us to obtain and exercise all such intellectual property rights.

D.	Employees

We had 187, 331 and 534 full-time employees as of March 31, 2009, 2010 and 2011, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2011.

Function	Number of Employees	Percentage
Research and development	204	38.2
Sales and marketing (including customer service)	100	18.7
Operations	155	29.0
General and administration	75	14.1

Total	534	100.0

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages, and we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. For a description of the employment agreement we signed with some members of our senior management, see “Item 6. Director, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Substantially all of our employees are based in the PRC. In accordance with PRC laws, our full-time employees in China participate in various employee benefit plans including pension, medical benefit plans, unemployment insurance, work-related injury insurance and childbirth insurance.

Compensation for our full-time employees typically consists of base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion. Our employees are also eligible for equity incentives. For more information on the terms of our share incentive plan, see “Item 6. Director, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

We hire a portion of our employees through on-campus recruiting programs at various universities, including Zhejiang University, Zhejiang Sci-Tech University, Nanjing University, Nanjing University of Science and Technology, Huazhong University of Science and Technology, Wuhan University of Zhejiang University of Technology, Northwest Hangzhou Electronics University, and Xi’an Jiaotong University.

E.	Share Ownership

As of July 31, 2011, there were 257,389,800 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2011, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our common shares.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song(2)	150,000,000	58.3
Li Ou(3)	26,530,962	10.3
Yan Tang(4)	10,612,385	4.1
Kui Zhou(5)	49,389,800	19.2
Wei Zhou(6)	—	—
Carl Yeung	—	—
Steven Bin Li	—	—
Xinyong Hu(7)	*	*
Xing Fan(8)	*	*
Qing Yan(9)	2,901,824	1.1
All Directors and Executive Officers as a Group(10)	199,389,800	77.5

Principal Shareholders:
Xplane Ltd.(11)	150,000,000	58.3
Sequoia Capital China II, L.P.(12)	41,403,496	16.1
Sequoia Capital China Principals Fund II, L.P.(13)	6,954,184	2.7
Sequoia Capital China Partners Fund II, L.P.(14)	1,032,120	0.4

*	Less than 1% of our total outstanding shares.
(1)	Assumes that the underwriters do not exercise the over-allotment option.
(2)	Represents 150,000,000 common shares held by Xplane Ltd., a British Virgin Islands company controlled by Mr. Song and his wife.

(3)	Represents 26,530,962 common shares of the 150,000,000 common shares held by Xplane Ltd. Mr. Ou holds a 17.687% interest in Xplane Ltd. Mr. Ou disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(4)	Represents 10,612,385 common shares of the 150,000,000 common shares held by Xplane Ltd. Mr. Tang holds a 7.075% interest in Xplane Ltd. Mr. Tang disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(5)	Represents 49,389,800 common shares held by the Sequoia Funds. Mr. Zhou disclaims beneficial ownership with respect to the shares held by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.
(6)	The business address for Mr. Zhou is 26/F, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.
(7)	Represents certain common shares of the 150,000,000 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Hu. Mr. Hu disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(8)	Represents certain common shares of the 150,000,000 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Fan. Mr. Fan disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(9)	Represents 2,901,824 common shares of the 150,000,000 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Yan. Mr. Yan disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(10)	Represents common shares and common shares issuable upon conversion of all preferred shares held by all of our directors and executive officers as a group.
(11)	Represents 150,000,000 common shares held by Xplane Ltd. The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.
(12)	Represents 41,403,496 common shares held by Sequoia Capital China II, L.P. Each of the Sequoia Funds is a limited partnership incorporated in Cayman Islands. The general partner of each of the Sequoia Funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a British Virgin Islands company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by each of the Sequoia Funds except to the extent of his pecuniary interest therein. Mr. Shen has voting and dispositive control over the shares being offered by the Sequoia Funds. The address of each of the Sequoia Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.
(13)	Represents 6,954,184 common shares held by Sequoia Capital China Principals Fund II, L.P.
(14)	Represents 1,032,120 common shares held by Sequoia Capital China Partners Fund II, L.P.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC laws currently restrict foreign ownership of businesses providing telecommunications value-added services. To comply with PRC laws, we operate our mobile application store through Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and their respective shareholders. See “Item 4. Information on the Company – C. Organizational Structure” for a description of these contractual arrangements.

Private Placement and Warrants

In July 2007, we entered into a share and warrant purchase agreement, which was amended in March 2010. Pursuant to the purchase agreement and its amendment, we issued and sold to Sequoia Capital China II, L.P. an aggregate of 50,000,000 Series A preferred shares at a price of US$0.07 per share for a consideration of US$3.5 million. In March 2010, we further agreed to issue and sell 4,191,600, 704,000 and 104,400 common shares to Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital China Partners Fund II, L.P., respectively in consideration of their agreement on modification of the Series A preferred shares’ rights relating to our option issuance. We subsequently issued these shares to them in July 2010. All of the then issued and outstanding Series A preferred shares were converted into 50,000,000 common shares automatically upon the completion of our initial public offering in December 2010.

In July 2007, we issued a warrant to purchase Series A preferred shares and it was later amended in September 2008 and further amended and restated in June 29, 2009. Under the warrant to purchase Series A preferred shares and its amendments, we granted each of Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital China Partners Fund II, L.P., warrants to purchase 2,841,600, 477,400 and 70,800 of our Series A preferred shares, respectively, at a price of US$0.1475 per share, subject to adjustment based on, among others, dividends declaration, subdivision, combination, or reclassification of the Series A preferred share. All the warrants expired and became unexercisable upon completion of our initial public offering in December 2010.

Shareholders Agreement

Pursuant to our shareholders agreement entered into in August 2007, as amended and restated, we have granted certain registration rights to holders of our registrable securities, which include our common shares issued or issuable upon conversion of our preferred shares, including preferred shares issuable upon exercise of our warrants. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 50% of the registrable securities then outstanding have the right to demand that we file a registration statement for at least 20% of the registrable securities then held by such holders (or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5,000,000). We, however, are not obliged to effect a demand registration if we have already effected two registrations.

Form F-3 or Form S-3 Registration Rights. At any time when we are eligible for registration on Form F-3 or Form S-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. We, however, are not obliged to effect any such registration if we have already effected two registrations on Form F-3 or Form S-3 for the holders within the 12-month period preceding the date of request.

Deferral of Registration. We are not obligated to effect the above demand registration or Form F-3 or Form S-3 registration (i) if we intend to effect the filing for our own account of a registration statement of common shares within 60 days of receipt of a request, and we are actively employing in good faith our reasonable best efforts to cause such registration statement to become effective within 60 days of initial filing, or (ii) during the period starting with the date of filing by us of, and ending six months following the effective date of, any registration statement pertaining to our common shares, provided that in either case, the holders of registrable securities are entitled to join such registration under the piggyback registration rights described below. Furthermore, we have the right to defer filing of a registration statement for up to 90 days under demand registration rights or up to 60 days under Form F-3 or Form S-3 registration rights, if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to a demand registration right or an F-3 or S-3 registration statement, or relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in this registration all or any part of their registrable securities.

Expenses of Registration. All registration expenses incurred in connection with any demand, piggyback or F-3 or S-3 registration, other than any underwriting discounts and selling commissions, shall be borne by us.

Share Vesting Agreement

In August 2007, we entered into a Share Vesting Agreement with Xplane Ltd. and each of the then individual shareholders of Xplane Ltd., pursuant to which we have the right to repurchase, from Xplane Ltd., up to 75,000,000 restricted shares, at the par value of US$0.00005 per share, in the event of voluntary or involuntary termination of the individual shareholder’s respective employment with us. These restricted shares shall be released from the restriction over a period of thirty-six months, with one thirty-sixth (1/36) of the restricted shares being released from the restriction at the end of each calendar month period on a pro-rata basis.

Non-competition and Non-solicitation Agreement

In August 2007, we entered into a non-competition and non-solicitation agreement with all of the then individual shareholders of Xplane Ltd. in connection with the issuance of our Series A preferred shares. Under the non-competition and non-solicitation agreement, each of the then individual shareholders of Xplane Ltd., for a period until two years after the last day such individual shareholder holds any equity interest of us, shall not engage or participate in, or induce any of our members to engage or participate in any business activities anywhere in the world, directly or indirectly in competition with us.

Confidential Information Agreement

In August 2007, we entered into a confidential information agreement with all of the then individual shareholders of Xplane Ltd. in connection with the issuance of our Series A preferred shares. Under the confidential information agreement, each of the then individual shareholder of Xplane Ltd., for a period until two years after the ending or termination of employment or shareholding relationship with us, shall not use or exploit, disclose, publish or otherwise disseminate any confidential information.

Employment Agreement

We have entered into employment agreements with each of our management member and each of the individual shareholders of Xplane Ltd. For the description of the employment agreement with our management, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

In 2009 and 2010, we obtained licenses for certain mobile contents from Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, and Hangzhou Sibi Technologies Co., Ltd., or Sibi, two content providers. We hold 37% and 33% equity interest in Zhang Xing and Sibi, respectively. The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Year Ended March 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	21	468	1,559	238
Sibi	108	777	1,856	283

In addition, we have certain amounts due from the related parties, namely Zhang Xing, Sibi, Mr. Michael Tao Song, our chairman and chief executive officer, Shenzhen Feidong Technologies Co., Ltd., a PRC company controlled by a family member of Mr. Michael Tao Song, and the Sequoia Funds, our preferred shareholders. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,
		2009	2010	2011
		RMB	RMB	RMB		US$
		(In thousands)
Amounts Due from Related Parties	Nature of Advances or Payment
Zhang Xing	Non-trading in nature, unsecured, interest-free advances and repayable on demand	124	153	489		75
Mr. Michael Tao Song	Non-trade cash advance for his temporary liquidity needs	2,941	300	—	(1)	—
The Sequoia Funds	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	2,250	—		—
Shenzhen Feidong Technologies Co., Ltd	Non-trading in nature, unsecured, interest-free advances and repayable on demand	5,067	81	—		—

Amounts Due to Related Parties
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	300	239		37
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	108	420	656		100
The Sequoia Funds	Non-trading in nature, unsecured, non-interest bearing and repayable on demand	—	5,417	—		—
Lu Shi Lin	Non-trading in nature, unsecured and non-interest bearing	—	—	—		—

(1)	Mr. Song repaid the outstanding amount in September 2010.

The amounts due from the Sequoia Funds represent a capital injection made by Fanyi on behalf of the Sequoia Funds for their 15% equity interest in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, one of our associates. The amounts due to the Sequoia Funds represent the approved distribution payable to the Sequoia Funds which has been recorded as finance cost.

From time to time, Beijing Speedpay Technology Co., Ltd., in which our director Mr. Kui Zhou also serves as a board member, provides payment processing service to us. The terms and pricing of the transaction was determined on an arms’ length basis between the contractual parties and we believe the terms are comparable to terms that could have been obtained from independent third parties. In the three fiscal years ended March 31, 2011, we paid a total of RMB128,000, RMB173,900 and RMB510,400(US$77,944), respectively, to Beijing Speedpay Technology Co., Ltd.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive

Officers — Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

Mr. Carl Yeung, our chief financial officer, served as an independent director and the chairman of the audit committee of China Natural Gas, Inc., or CNS, a Delaware corporation whose shares of common stock are listed on the NASDAQ Global Market from 2008 to November 2010. CNS and certain of its officers and directors, including Mr. Carl Yeung, have been named as defendants in a putative class action lawsuit alleging violations of the federal securities laws. The first action, captioned Vandevelde v. China Natural Gas, Inc., et al., No. 10-cv-00728, was filed in the United States District Court for the District of Delaware on August 26, 2010. The plaintiffs in Vandevelde alleged that CNS failed to disclose and properly account for a bank loan in the amount of US$17.7 million in its annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended March 31, 2010 and that the pledge to secure the bank loan violated an indenture for senior notes and warrants of CNS, giving the holder of those notes and warrants the right to declare a default under that indenture. The complaints further alleged that on August 20, 2010, CNS amended its annual report on Form 10-K for the year ended December 31, 2009 and quarterly report on Form 10-Q for the quarter ended March 31, 2010 to disclose the bank loan and restate its financial statements in light of the note and warrant holder’s right to declare a default under the indenture. According to the plaintiffs, the price of CNS’s shares declined by approximately 20% in response to this news. Mr. Yeung could potentially be held individually liable for civil damages in these actions.

Two putative class members in the Vandevelde action have moved for appointment as lead plaintiff. After the Court decides those motions, the putative class member who is appointed lead plaintiff will have an opportunity to file an amended complaint. The defendants will not be required to answer or otherwise respond to the complaint until after the lead plaintiff either decides to proceed on the basis of the original complaint or files an amended complaint.

A second action, captioned Baranowski v. China Natural Gas, Inc., et al., Case No. 10-6572, was filed on September 3, 2010 in the United States District Court for the Southern District of New York. The plaintiff in that action, which was based on the same claims as those asserted by the plaintiff in Vandevelde and on substantially similar allegations, voluntarily dismissed the action without prejudice on November 23, 2010.

Other than the foregoing, we are not currently a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may have a material adverse impact on our business or operations.

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In March 2010, we declared and paid dividends in the amount of RMB16.3 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB5.4 million, which has been recorded as finance cost. In May 2010, we declared and paid dividends in the amount of RMB13.0 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB4.3 million. However, we do not have any present plan to declare and pay in the near future any dividends on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

On April 13, 2011, Heisha’s management repurchased a portion of our equity interest in Heisha at a cash consideration of RMB2 million, which caused our equity interest in Heisha decreased from 65% to 50%. Subsequently, Heisha issued preferred shares to a third party investor, as a result of which our equity interest in Heisha further decreased to 31%. We lost the control over Heisha.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing eight common shares, have been listed on the NASDAQ Global Market since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2010 (from December 10, 2010)	13.14	4.98

Quarterly Highs and Lows
Third Quarter ended December 31, 2010 (from December 10, 2010)	7.00	5.14
Fourth Quarter ended March 31, 2011	13.14	4.98
First Quarter ended June 30, 2011	23.25	5.12

Monthly Highs and Lows
February 2011	10.89	6.86
March 2011	13.14	8.75
April 2011	23.25	12.13
May 2011	22.40	8.10
June 2011	9.02	5.12
July 2011	11.87	7.05
August 2011 (through August 12, 2011)	8.40	4.25

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing eight common shares, have been listed on the NASDAQ Global Market since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below.

All share and per share data have been adjusted to reflect a 100-for-1 share split that became effective on August 2, 2007 and a further 200-for-1 share split that became effective on November 18, 2010. As of the date of this annual report, our authorized share capital is US$1,000,000 consisting of 20,000,000,000 shares with par value of US$0.00005 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. This summary is not complete, and you should read our currently effective amended and restated memorandum and articles of association.

Common shares

General. All of our outstanding common shares are fully paid and non-assessable. Certificates representing the common shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our common shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and to the amended and restated articles of association.

Voting Rights. Each common share is entitled to one vote on all matters upon which the common shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or any shareholder, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. An annual general meeting shall be held in each year other than the year in which the amended and restated articles of association was adopted. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative. Advance notice of at least 10 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as a change of name. Holders of the common shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares. Subject to the restrictions of our amended and restated memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of common shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as the NASDAQ Global Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of common shares shall be distributed among the holders of the common shares on a pro rata basis.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner, including out of capital, as may, before the issue of such shares, be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records. Holders of our common shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital. We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount; and

•

cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Companies Law and our amended and restated memorandum and articles of association with respect to matters to be dealt with by ordinary resolution, we may, by special resolution, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares. Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional common shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	designation of the series;

•	the number of shares of the series;

•	the dividend rights, conversion rights and voting rights; and

•	the rights and terms of redemption and liquidation preferences.

The issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of common shares.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing seventy-five percent (75%) in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud which may attach to such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Similarly, our amended and restated articles of association provide that any action required or permitted to be taken at any annual or extraordinary general meetings of the Company may be taken only upon the vote of the members at an annual or extraordinary general meeting duly noticed and convened in accordance with our amended and restated articles of association and the law and may not be taken by a written resolution of members without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Our amended and restated articles of association allow any shareholder holding 25% or more of our paid up capital to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended by special resolution.

Inspection of Books and Records. Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in Our Memorandum and Articles of Association. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially and adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation on Foreign Currency Exchange” and “— Regulation on Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws not addressed herein.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from August 10, 2010.

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for PRC enterprise income tax purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.”

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or common shares. This discussion applies only to U.S. Holders that hold the ADSs or common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or common shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR COMMON SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of our ADSs or common shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds common shares, your tax treatment will depend on your status and the activities of the partnership. If you are a partner in such a partnership, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying common shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any PRC taxes and the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying common shares.

Taxation of Dividends and Other Distributions on the ADSs or Common Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to our ADSs or common shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of common shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or common shares.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or common shares, the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

Taxation of Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2011. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities should be treated as ownership of stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, fluctuations in the market price of our ADSs and common shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or common shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or common shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or common shares. If such election is made, you will be deemed to have sold ADSs or common shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or common shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our ADSs or common shares cannot be treated as capital, even if you hold the ADSs or common shares as capital assets.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or common shares you own bears to the value of all of our ADSs or common shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or common shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You will be allowed an ordinary deduction for the excess, if any, of the adjusted basis of the ADSs or common shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or common shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or common shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or common shares. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Common Shares,” except that the lower tax rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADS are listed on the NASDAQ Global Market, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the NASDAQ Global Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or common shares and proceeds from the sale, exchange or redemption of ADSs or common shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ADSs or common shares, subject to certain exceptions (including an exception for ADSs or common shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ADSs and common shares.

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our common shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 with respect to the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All documents filed by us with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We intend to furnish Citibank, N.A., the depositary of our ADSs, with all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this annual report on Form 20-F on our website at http://ir.sky-mobi.com/sec.cfm. In addition, we will provide hard copies of our annual report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4 — Information on the Company — C. Organizational Structure,” as well as Exhibit 8.1 filed herewith.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB2.8 million and RMB74.8 million as of March 31, 2010 and March 31, 2011, respectively, and U.S. dollar denominated convertible redeemable preferred shares which are subject to redemption at the greater of the purchase price or the fair value of the preferred shares on and after August 2011. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. Such fluctuations will also affect us with respect to the translation of the net proceeds that we will receive from our initial public offering into Renminbi. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following five years. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility and since that time the Renminbi has gradually appreciated against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

To the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of March 31, 2011, we had RMB-denominated cash balances of RMB 394.1million. Assuming we had converted the RMB 394.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.5483 as of March 31, 2011, this cash balance would have been $60.2 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to $57.3 million as of March 31, 2011 resulting in $2.9 million of foreign exchange loss.

Interest Rate Risk

We do not have any outstanding long-term or short-term loans. Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in bank deposits with original maturities of three months or less and time deposits with maturity terms of three months or more but less than one year. If we borrow money in future periods, we may be exposed to interest rate risk related to interest expenses incurred by any short-term or long-term bank borrowings. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 5.9%, -0.7% and 3.3% in calendar year 2008, 2009 and 2010, respectively. If inflation rises, it may materially and adversely affect our business.

Credit risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivable, trade and other receivable, amounts due from related parties, cash and cash equivalents, term deposits and investments at FVTPL in the aggregate amount of RMB97.7 million, RMB242.0 million and RMB604.1 million (US$92.3 million) as of March 31, 2009, 2010 and 2011, respectively.

Collection of our revenues is substantially done through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB46.1 million, RMB71.8 million and RMB81.4 million (US$12.4 million), respectively as of March 31, 2009, 2010 and 2011. In order to minimize the credit risk, we assess the credit worthiness of the mobile service providers prior to contracting with them. In addition, we allocate revenue payments among mobile service providers based on their payment history and the assessment of their relationship with the mobile network operators, which will impact the mobile service providers’ ability to pay. We further monitor the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, we review the recoverable amount of each individual trade receivable at the end of each reporting period to determine if a provision should be made for uncollectible amounts.

We have concentration of credit risk with exposure limited to certain mobile service providers. As of March 31, 2009, 2010 and 2011, our ten mobile service providers in terms of accounts receivable balances accounted for approximately RMB21.9 million, RMB61.8 million and RMB53.3 million (US$8.1 million), or 48%, 86% and 65% of our trade receivable, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2009, 2010 and 2011, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service	Fee

• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

• Transfer of ADSs	US$1.50 per certificate presented for transfer

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•

fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary and by the brokers (on behalf of their clients) delivering the ADSs to the depositary for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividends and rights distributions), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges that ADS holders may be required to pay may vary over time and may be changed by us and by the depositary.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of ordinary shares and may sell for the account of a holder any or all of the ordinary shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Fees and Other Payments Made by the Depositary to Us

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E. Use of Proceeds

The following “Use of Proceeds” information relates to our initial public offering, at US$8.00 per ADS, of 7,250,000 ADSs, each representing eight common shares, of which 6,125,000 ADSs were offered by our company and 1,125,000 ADSs were offered by a selling shareholder. The aggregate offering price was US$58,000,000, with US$49,000,000 for the ADSs offered by us and US$9,000,000 for the ADSs offered by the selling shareholder. The registration statement on Form F-1 (File No. 333-170707) for our initial public offering was declared effective by the SEC on December 9, 2010. On December 15, 2010, we completed our initial public offering after all of the registered securities were sold. Citigroup Global Markets Inc., Piper Jaffray & Co., Inc. Oppenheimer & Co. Inc. and Rodman & Renshaw, LLC were the underwriters for our initial public offering.

The total expenses incurred for our company’s account in connection with our initial public offering were approximately US$8.3 million, including underwriting discounts and commissions of approximately US$4.1 million, SEC registration fees of US$6,000, FINRA filing fees of US$15,500, NASDAQ Global Market listing fees of US$125,000, printing expenses of approximately US$350,000, legal fees of approximately US$2.1 million, audit and audit-related fees of approximately US$570,000 and other professional fees of approximately US$1 million. None of the above expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

We received net proceeds of approximately US$41.4 million from our initial public offering. From December 9, 2010, the effective date of our registration statement on Form F-1 for the offering, to March 31, 2011, we used the net proceeds as follows:

•	approximately US$20 million for the enhancement and expansion of the Maopao application store to support further development of our Maopao Community and community-based applications and other content;

•	approximately US$5 million for sales and marketing activities, including the promotion of our brand among users; and

•	the balance for general corporate purposes, including overseas expansion and research and development activities.

None of the net proceeds from our initial public offering were paid directly or indirectly to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the audit of our financial statements for the year ended March 31, 2010, we identified two material weakness and two significant deficiencies in our internal control over financial reporting. The material weaknesses identified were (i) lack of sufficient finance and accounting resources with adequate IFRS knowledge to analyze complex accounting transactions and (ii) design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information. Significant deficiencies identified included those related to (i) lack of established and documented financial accounting policies and procedures, and (ii) lack of audit committee or internal audit function.

In order to remediate the aforesaid material weakness related to lack of sufficient finance and accounting resources with adequate IFRS knowledge to analyze complex accounting transactions, during the fiscal year ended March 31, 2011, we have hired a new accounting manager who have extensive accounting experience with IFRS and a reporting manager who hold appropriate level of accounting knowledge, experience and expertise in review and preparing financial statements and disclosures under IFRS. We plan to continue to hire accounting personnel with knowledge of IFRS to improve the quality of our accounting team. In addition, we have organized and plan to continue to organize our accounting personnel to participate in training and seminars provided by third-party specialists on IFRS and SEC reporting requirement updates. We believe that the implementation of these measures have addressed the material weakness related to lack of sufficient finance and accounting resources with adequate IFRS knowledge to analyze complex accounting transactions and therefore conclude that this material weakness has been fully remediated as of March 31, 2011.

In order to remediate the significant deficiency related to the lack of audit committee or internal audit function, we have established an independent audit committee in December 2010 to oversee our accounting and financial reporting processes and the audits of our financial statements. We therefore conclude that the significant deficiency related to the lack of audit committee or internal audit function has been fully remediated as of March 31, 2011.

In order to remediate the material weakness related to design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information, we hired a new internal IT control manager in May 2010 to upgrade our computer systems and monitor the performance of our system. We believe that the key aspect of design deficiencies identified with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information will be fully addressed in the fiscal year ended March 31, 2012.

In order to remediate the significant deficiency related to lack of established and documented financial accounting policies and procedures, we have engaged an independent internal control advisor to review the appropriateness and sufficiency of our financial accounting policies and procedures. Although we have not completely remediated the significant deficiency of lack of established and documented financial accounting policies and procedures, we have established or are in the process of establishing formal financial reporting policies and procedures.

Upon the changes in our internal controls over financial reporting during the year ended March 31, 2011, we have remediated one of the material weaknesses and one of the significant deficiencies identified during the audit of the previous year. We will continue to improve our computer systems in order to remediate the material weakness related to design deficiencies with respect to our internal control over computer systems that could affect our financial reporting, and continue to formalize our financial accounting policies and procedures in order to remediate the design deficiency related to lack of established and documented financial accounting policies and procedures.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Mr. Wei Zhou qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. Zhou satisfies the independence requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules and Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees. We have filed our code of business conduct and ethics as an exhibit to Exhibit 99.1 of our registration statement on Form F-1 (file No. 333-170707) filed with the Securities and Exchange Commission on November 26, 2010 and posted a copy of our code of business conduct and ethics on our investor relations website at http://ir.sky-mobi.com/governance.cfm. We hereby undertake to provide to any person without charge, upon a written request, a copy of our code of business conduct and ethics.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu CPA Ltd., our principal external auditors, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2010	2011
	RMB	RMB	US$
		(in thousands)
Audit fees(1)	—	3,876	592
Audit-related fees(2)	—	—	—
Tax fees(3)	—	106	16

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd, including audit services, audit-related services, tax services and other services as described above, and the services provided by Ernst & Young related to the internal controls over financial reporting for the fiscal year ended March 31, 2012, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to the initial public offering of the Company, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the NASDAQ Global Market, we are subject to corporate governance requirements of the NASDAQ. However, NASDAQ Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow the “home country practice” on a case-by-case basis. We are committed to a high standard of corporate governance. As such, we endeavor to comply with most of the NASDAQ corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-Mobi Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	Share Vesting Agreement, dated as of August 2, 2007, among Profit Star Limited, Xplane Ltd. and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Shareholders Non-competition and Non-solicitation Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	Confidential Information Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.9	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.11	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.12	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.13	English translation of Exclusive Business Cooperation Agreement, dated as of December 24, 2009, between Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.14	English translation of Exclusive Purchase Option Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.15	English translation of Equity Pledge Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.16	English translation of Form of Power of Attorney, issued by Tao Song and Tao Yang (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.17	English translation of Form of Loan Agreement, dated as of December 24, 2009, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.18	English translation of Form of Loan Agreement, dated as of February 1, 2010, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.19	English translation of Confirmation Letter regarding the Repayment Method under Loan Agreement, dated February 1, 2010, between Hangzhou Dianneng Technologies Co., Ltd. and Tao Yang (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.20	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.21	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.22	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.23	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.24	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.25	English translation of Form of Power of Attorney, issued by Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.26	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Qinyi Zhu, Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.27	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.28	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.29	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.30	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.31	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.32	English translation of Form of Power of Attorney, issued by shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.33	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.34	English translation of Lease Contract, dated as of August 31, 2009, and its supplementary agreement, undated, among Yunian Huang, Qiulong Zhu and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.35	English translation of Lease Contract, dated as of April 17, 2010, among Xiaoming Wu, Yuhong Wang and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.36†	English Translation of the Mobile Phone Built-in Wireless Value-Added Business Cooperation Agreement between Hangzhou Fanyi Technologies Co. and Beijing Lei Ting Wan Jun Network Technologies Co., Ltd., dated March 11, 2010, and its amendment dated June 10, 2010 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.37†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 16, 2009, and its amendment dated June 1, 2010 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.38†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Chongqing Renneng Software Co., Ltd., dated November 20, 2009 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.39	English Translation of the Extension Agreement Between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 1, 2010 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.40	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.3*	Consent of Beijing Analysys Asia - Pacific Technologies Ltd, a subsidiary of Analysys International

*	Filed with this annual report on Form 20-F.
†	Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: August 17, 2011

SKY-MOBI LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2009, 2010 and 2011, and the related consolidated statements of comprehensive income, equity, and cash flows for each of the three years in the period ended March 31, 2011. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2009, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

August 17, 2011

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended March 31,
	NOTES	2009	2010	2011	2011
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)

Revenues	6	207,239	544,258	675,294	103,126
Cost of revenues from third parties		(134,558)	(353,106)	(461,422)	(70,464)
Cost of revenues from related parties		(129)	(1,245)	(3,415)	(522)

Gross profit		72,552	189,907	210,457	32,140
Research and development expenses		(12,902)	(26,900)	(52,260)	(7,981)
Sales and marketing expenses		(5,293)	(21,511)	(38,200)	(5,834)
General and administration expenses		(16,725)	(17,507)	(98,938)	(15,109)

Profit from operations		37,632	123,989	21,059	3,216
Other gains and losses	7	857	3,531	11,179	1,708
Impairment of investment in an associate	17	—	—	(5,760)	(880)
Finance costs	11 & 19	—	(5,417)	(4,333)	(662)
Share of results of associates	17	(83)	(1,255)	(6,012)	(918)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	19	(134,616)	(290,135)	106,684	16,292
Gain (loss) on changes in fair value of warrants	19	(18,423)	(7,548)	7,377	1,127
Loss on modification of convertible redeemable preferred shares	19	—	(44,439)	—	—

Profit (loss) before tax	8	(114,633)	(221,274)	130,194	19,883
Income tax benefit (expense)	9	1,180	(8,528)	5,367	820

Profit (loss) for the year		(113,453)	(229,802)	135,561	20,703

Total comprehensive income (loss) for the year		(113,453)	(229,802)	135,561	20,703

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		(113,453)	(229,802)	136,310	20,816
Non-controlling interests		—	—	(749)	(113)

		(113,453)	(229,802)	135,561	20,703

Earnings (loss) per share:
Basic	10	(0.76)	(1.53)	0.74	0.11

Diluted	10	(0.76)	(1.53)	0.06	0.01

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		At March 31,
	NOTES	2009	2010	2011	2011
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)

ASSETS

Current assets
Cash and cash equivalents	12	27,618	75,105	367,214	56,078
Term deposits	12	15,000	50,000	152,718	23,322
Investment at fair value through profit or loss	13	—	15,442	—	—
Loan receivable	14	—	25,785	—	—
Trade and other receivables	15	47,421	76,110	86,181	13,161
Amounts due from related parties	22	8,132	2,784	489	75

Total current assets		98,171	245,226	606,602	92,636

Non-current assets
Property and equipment	16	2,447	31,046	43,285	6,610
Investments in associates	17	517	11,772	—	—
Deferred tax assets	9	1,189	4,447	6,656	1,016

Total non-current assets		4,153	47,265	49,941	7,626

Total assets		102,324	292,491	656,543	100,262

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	18	30,469	103,564	135,779	20,734
Income tax liabilities		—	3,318	11,797	1,802
Amounts due to related parties	22	108	6,137	895	137
Deferred revenue		—	—	6,532	998
Warrants	19	19,668	27,188	—	—

Total current liabilities		50,245	140,207	155,003	23,671

Non-current liabilities

Convertible redeemable preferred shares (liquidation value: RMB23,892,000 (US$3,500,000) and nil as of March 31, 2010 and 2011, respectively)	19	161,584	451,491	—	—
Deferred tax liabilities	9	—	8,305	—	—

Total non-current liabilities		161,584	459,796	—	—

Total liabilities		211,829	600,003	155,003	23,671

Equity (deficit)
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 150,000,000, 150,000,000 and 257,389,800 shares issued and outstanding as of March 31, 2009, 2010 and 2011, respectively)	20	57	57	92	14
Reserves		14,603	63,148	749,054	114,389
Accumulated deficit		(124,165)	(370,717)	(247,907)	(37,858)

Equity (deficit) attributable to owners of the Company		(109,505)	(307,512)	501,239	76,545
Non-controlling interests		—	—	301	46

Total equity (deficit)		(109,505)	(307,512)	501,540	76,591

Total equity (deficit) and liabilities		102,324	292,491	656,543	100,262

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reserves	Statutory reserve	Accumulated deficit	Total equity attributable to owners of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2008	57	—	9,182	—	(10,712)	(1,473)	—	(1,473)
Loss and total comprehensive loss for the year	—	—	—	—	(113,453)	(113,453)	—	(113,453)
Share-based compensation	—	—	5,421	—	—	5,421	—	5,421

Balance at March 31, 2009	57	—	14,603	—	(124,165)	(109,505)	—	(109,505)
Loss and total comprehensive loss for the year	—	—	—	—	(229,802)	(229,802)	—	(229,802)
Modification of convertible redeemable preferred shares	—	—	44,439	—	—	44,439	—	44,439
Dividends	—	—	—	—	(16,250)	(16,250)	—	(16,250)
Transfer to statutory reserves	—	—	—	500	(500)	—	—	—
Share-based compensation	—	—	3,606	—	—	3,606	—	3,606

Balance at March 31, 2010	57	—	62,648	500	(370,717)	(307,512)	—	(307,512)
Capital injection from non-controlling interests	—	—	—	—	—	—	1,050	1,050
Issue of new shares upon modification of convertible redeemable preferred shares	2	—	—	—	—	2	—	2
Issuance of shares upon initial public offering	15	303,133	—	—	—	303,148	—	303,148
Transaction costs attributable to issue of new shares	—	(20,377)	—	—	—	(20,377)	—	(20,377)
Conversion of convertible redeemable preferred shares and warrants	18	352,360	—	—	—	352,378	—	352,378
Transfer to statutory reserves	—	—	—	500	(500)	—	—	—
Profit and total comprehensive profit for the year	—	—	—	—	136,310	136,310	(749)	135,561
Dividends					(13,000)	(13,000)	—	(13,000)
Share-based compensation	—	—	50,290	—	—	50,290	—	50,290

Balance at March 31, 2011	92	635,116	112,938	1,000	(247,907)	501,239	301	501,540

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2)

Operating activities
Profit (loss) before tax	(114,633)	(221,274)	130,194	19,883
Adjustments for:
Share of results of associates	83	1,255	6,012	918
Net foreign exchange gain	(281)	(250)	(7,941)	(1,213)
Interest income	(221)	(1,060)	(2,726)	(416)
Loss on disposal of property and equipment	—	56	44	7
Depreciation and amortization	597	2,452	15,601	2,382
Change in fair value of investment at FVTPL	—	(442)	(404)	(62)
Income on loan receivable and other investment	—	(1,148)	(193)	(29)
Loss (gain) on changes in fair value of convertible redeemable preferred shares	134,616	290,135	(106,684)	(16,292)
Loss (gain) on changes in fair value of warrants	18,423	7,548	(7,377)	(1,127)
Loss on modification of convertible redeemable preferred shares	—	44,439	—	—
Share-based compensation	5,421	3,606	50,290	7,680
Finance costs	—	5,417	4,333	662
Impairment of investment in an associate	—	—	5,760	880
Changes in working capital:
Increase in trade and other receivables	(41,594)	(28,689)	(10,071)	(1,538)
Increase in trade and other payables	27,545	58,012	49,863	7,615
Increase in amounts due to related parties	108	612	175	27
Increase in deferred revenue	—	—	6,532	998

Cash generated from operations	30,064	160,669	133,408	20,375
Income tax paid	(8)	(163)	(123)	(19)

Net cash from operating activities	30,056	160,506	133,285	20,356

Investing activities
Interest income received	221	1,060	2,726	416
Payment for term deposits	(15,000)	(35,000)	(102,718)	(15,686)
Purchases of property and equipment	(2,327)	(16,024)	(42,181)	(6,442)
Proceeds from disposal of property and equipment	—	—	105	16
Investments in associates	(600)	(12,510)	—	—
Purchase of investment at FVTPL	—	(15,000)	—	—
Payment for loan receivable	—	(25,000)	—	—
Redemption of investments at FVTPL	—	—	15,846	2,420
Receipt of loan receivable	—	—	25,000	3,818
Advance to related parties	(8,082)	(2,279)	—	—
Repayment from related parties	—	7,627	2,295	350
Investment income received	—	363	978	149

Net cash used in investing activities	(25,788)	(96,763)	(97,949)	(14,959)

Financing activities
Capital contribution from non-controlling interests	—	—	1,050	160
Proceeds from issue of new shares upon modification of convertible redeemable preferred shares	—	—	2	1
Proceeds from issue of shares upon initial public offering	—	—	303,148	46,293
Payments of transaction costs attributable to issue of new shares	—	—	(20,377)	(3,112)
Dividends paid to preference shareholders (note 11)	—	—	(9,750)	(1,489)
Dividends paid	—	(16,250)	(13,000)	(1,985)

Net cash (used in) from financing activities	—	(16,250)	261,073	39,868

	Years Ended March 31,
	2009	2010	2011	2011
	RMB’000	RMB’000	RMB’000	US$’000

Net increase in cash and cash equivalents	4,268	47,493	296,409	45,265
Cash and cash equivalents at beginning of year	23,825	27,618	75,105	11,470
Effect of foreign exchange rate changes	(475)	(6)	(4,300)	(657)

Cash and cash equivalents at end of year	27,618	75,105	367,214	56,078

Supplemental information of non-cash transaction:

During the year ended March 31, 2009, 2010 and 2011, acquisition of property and equipment amounted to approximately nil, RMB15,083,000 and RMB891,000, respectively, were unsettled and included in other payables.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sky-mobi Limited (the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on April 20, 2007. The Company through its subsidiaries (collectively referred to as the “Group”) is principally engaged in the operation of a mobile application platform embedded on mobile phones to provide mobile application store and services in the People’s Republic of China (the “PRC”). Its parent is Xplane Ltd. which is incorporated in the British Virgin Islands. The address of the principle place of the Group’s business is 10/F, Building B, United Building, No. 2 Zijinghua Road, Hangzhou, Zhejiang Province, PRC. The Company’s registered office is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”), which is the functional currency of the Company.

The Company holds its interests in its operating subsidiaries through Pusida (Beijing) Technologies Co., Ltd. (“Pusida”) and Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) which were established in the PRC on June 12, 2007 and December 24, 2009, respectively. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), and Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”) (collectively “the PRC Operational Entities”), which are controlled by Pusida and Dianneng through certain contractual arrangements.

Through a series of contemplated transactions between June and August 2007, including (i) the acquisition of Sky by Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), (ii) the establishment of Pusida and (iii) the contractual arrangements entered into between Pusida, Mijia and Sky, as described below, Sky was acquired by the Company. As Mr. Song Tao controlled both Sky and the Company, the acquisition was accounted for as described in the Reorganization discussion below.

On November 3, 2009, Mr. Song Tao acquired the equity interest of Fanyi from its original owner at a price equal to its net asset value of RMB100,000. Prior to this transaction, Fanyi was a shell company and had not yet commenced its business operations. On December 3, 2010, Mr. Song Tao established Hangzhou Feineng Technologies Co., Ltd. (“Feineng”).

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi and Feineng on December 24, 2009 and December 3, 2010, respectively. The exclusive agreements, namely, Exclusive Technical Consulting and Services Agreements, Exclusive Purchase Option Agreements, Equity Pledge Agreements and Exclusive Business Cooperation Agreements, taken as a whole, permit the financial results of the PRC Operational Entities and economic benefits of their businesses to flow to the Company. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to ensure and facilitate the implementation of these exclusive agreements. In addition, through such agreements, the Company is able to acquire the shareholding in the PRC Operational Entities when permitted by PRC law.

Effective control over the PRC Operational Entities’ businesses was transferred to the Company through the series of contractual arrangements without transferring legal ownership in the PRC Operational Entities (“Reorganization”). As a result of these contractual arrangements, the Company has the ability to approve decisions made by the PRC Operational Entities and is entitled to substantially all of the associated economic benefits. Accordingly, the Company consolidates the PRC Operational Entities. Immediately before and after the Reorganization, Mr. Song Tao controlled the PRC Operational Entities. As such, the consolidated financial statements are prepared as if the current group structure had been in existence throughout the years, or since the respective date of incorporation / establishment of the relevant entity, where this is a shorter period. The net assets of the combining entities were consolidated using the existing book values.

In November 2010, the Company approved a 200-for-1 share split on both its common and preferred shares. Subsequent to the split, the Company had authorized 937,857,200 common shares with a par value of US$0.00005 per share and 62,142,800 Series A Shares with a par value of US$0.00005 per share. All share and per share data has been retroactively restated to reflect this split.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At March 31, 2011, the Company had direct and indirect interests in the following subsidiaries:

Company name	Place and date of establishment and operation	Portion of ownership interest and voting power held at March 31,			Principal activities
		2009	2010	2011

Hangzhou Sky Network Technologies Co., Ltd. (“Sky”)	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Hangzhou Mijia Technologies Co., Ltd. (“Mijia”)	PRC January 12, 2007	100%	100%	100%	Provision of mobile application services
Pusida (Beijing) Technologies Co., Ltd. (“Pusida”)	PRC June 12, 2007	100%	100%	100%	Provision of management consultancy and technical services
Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”)	PRC July 13, 2009	Nil	100%	100%	Provision of mobile application services
Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”)	PRC December 24, 2009	Nil	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	Nil	Nil	100%	Intermediary investment holding
Shenzhen Heisha Technologies Co., Ltd. (“Heisha”)	PRC May 27, 2010	Nil	Nil	65%	Provision of mobile application services
Sky Global Network Technologies Limited Hong Kong (“Sky Global”)	Hong Kong July 13, 2010	Nil	Nil	100%	Provision of mobile application services
Hangzhou Feineng Technologies Co., Ltd. (“Feineng”)	PRC December 3, 2010	Nil	Nil	100%	Provision of mobile application services

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value as explained in the accounting policies set out below.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its entities, including special purpose entities, controlled by the Company (collectively the “subsidiaries”). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in consolidation.

Investments in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the net assets of the associate, less any impairment in the value of the investment. When the Group’s share of the loss of an associate equals or exceeds its interest in that associate, the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

The difference between the cost of the investment in associates and the amount of underlying equity in net assets of the associates is included in the carrying amount of the investment. The entire carrying amount of the investment is tested for impairment as a whole. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss.

When a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group’s interest in the relevant associate.

Revenue recognition

Application Store Revenues

Revenue is recognized when it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group generates revenue principally from the sale of a wide range of mobile applications and contents, such as single-player games, mobile music and books, mobile social games, social network functions and other contents, to mobile handset users. Customers can download and purchase the mobile applications and contents from the Group’s application store, Maopao Platform. The Group has cooperation agreements with handset companies to pre-install the Maopao Platform on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. The Group contracts with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from the Group’s customers on behalf of the Group. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from the Group’s customers by the mobile network operators.

For application store revenues, the Group recognizes revenue on a gross basis and recognizes the commissions retained by mobile service providers and mobile network operators as a cost of revenues in the consolidated statements of comprehensive income.

Maopao Community Revenues through K Currency

As an alternative to utilizing mobile service providers, the Group also contracts with independent payment processing agents to process prepaid cards or online payment solutions into customer accounts. Customer accounts are charged up with cash credit, which may be converted into the Group’s own virtual currency, or K Currency. K Currency is mainly used to purchase virtual items in mobile social games and pay for other social network functions on the Group’s Maopao Community. The majority of Maopao Community revenues are collected through K Currency.

The payment processing agents are entitled to a commission for processing customer prepayments. Maopao Community revenues through K Currency are derived from the purchase of virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized in future periods based on historical customer retention rates, which is the rate users remain active in the Maopao Community, ranging from one to 12 months.

Other Revenue

The Group also allows mobile service providers to sell their mobile applications to mobile users through the Group’s Maopao Platform. The Group charges the mobile service provider a commission based on a percentage of the revenue earned by the mobile service providers. The Group recognizes revenue upon receipt of monthly statements from the mobile service providers.

Cost of revenues

Cost of revenues primarily includes commissions paid to mobile service providers, content providers, handset companies and independent payment processing agents. Cost of revenues also includes staff salaries, utilities, depreciation of equipment and office expenses directly related to the operation of the Maopao Platform. The Group usually pays content providers a percentage of the proceeds that are derived from their content. For certain applications and content titles, the Group makes a small one-time payment to the content provider to acquire all associated rights, all of which are recorded as cost of revenues at the time of payment because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessee

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

Foreign currencies

In preparing the financial statements of each group entity, transactions in currencies other than the functional currency, which is the currency of the primary economic environment in which the entity operates, of that entity, or foreign currency, are recorded in the entities’ functional currency at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising from the settlement of monetary items, and the retranslation of monetary items and non-monetary items carried at fair value are recognized in profit or loss in the period in which they arise.

Government grants

Government grants include cash subsidies received by the Group’s entities in the PRC from local governments for general corporate purposes. Such subsidies allow the Group full discretion in utilizing the funds and are generally provided as incentives to local high-tech service companies. Cash subsidies are recognized in profit or loss in the period when received and when all conditions for their receipt have been satisfied.

Share-based payments

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a graded basis over the vesting period with a corresponding increase in equity.

The Group reviews its estimate of the number of options that are expected to ultimately vest. The impact of the revision of the estimates, if any, is recognized in profit or loss, with a corresponding adjustment to reserves.

At the time when the share options are exercised, the amount previously recognized in reserves will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in reserve will be transferred to accumulated deficit.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated statements of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and development expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development, or from the development phase of an internal project, is recognized if all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for an internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.

Subsequent to initial recognition, an internally-generated intangible asset is measured at cost less accumulated amortization and accumulated impairment losses (if any), on the same basis as intangible assets acquired separately.

The Group currently expenses internal and external development costs when incurred as the Group is unable to identify the time and expenses associated with its individual development projects.

Property and equipment

Property and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Electronic equipment	3 years
Furniture	5 years
Office equipment	3 years
Leasehold improvements	the shorter of the lease term or 3 years
Motor vehicles	5 years

The useful lives of the property and equipment are evaluated annually. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset is included in profit or loss in the period in which the item is derecognized.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of tangible assets

The Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value, less cost to sell, and its value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. A reversal of an impairment loss is recognized as income immediately.

Cash and cash equivalents/Term deposits

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments with original maturities of three months or less which are not restricted as to use. Term deposits represent bank deposits with original maturities of over three months but less than one year when purchased.

Financial instruments

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss, are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables and financial assets at fair value through profit or loss (“FVTPL”). Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including cash and cash equivalents, term deposits, loan receivable, trade and other receivables and amounts due from related parties, are carried at amortized cost using the effective interest method, less any identified impairment, unless the effect of discounting is not material, in which case they are carried at cost, less any identified impairment.

A financial asset may be designated as FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•

the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as FVTPL.

Financial assets at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss. The net gain or loss recognized in profit or loss excludes any dividend or interest earned on the financial assets which is included in other gains and losses in the consolidated statements of comprehensive income.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of the reporting period or when there is objective evidence that an impairment may exist. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected. Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty,

•	default or delinquency in interest or principal payments, or

•	it becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, such as trade receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 90 days and observable changes in national or local economic conditions that correlate with default on receivables.

For financial assets other than those at FVTPL, an impairment loss is recognized in profit or loss and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. The Group’s financial liabilities are generally classified into financial liabilities at FVTPL and other financial liabilities.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Financial liabilities and equity instruments - continued

Effective interest method

Interest expense is recognized on an effective interest basis other than those financial liabilities classified at FVTPL, of which the interest expense is included in change in fair value of financial liabilities designated at FVTPL.

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability, or, where appropriate, a shorter period.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are comprised of convertible redeemable preferred shares and warrants, which are measured at fair value, with changes in fair value recognized directly in profit or loss.

Convertible redeemable preferred shares are redeemable and convertible into common shares at the option of the holder or automatically upon an initial public offering (see note 19). The conversion option that will be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments are considered as embedded derivatives not closely related to the host contract. The Group has elected to designate its convertible redeemable preferred shares with embedded derivatives as financial liabilities at FVTPL on initial recognition as the convertible redeemable preferred shares contain one or more embedded derivatives.

Other financial liabilities

Other financial liabilities, including trade and other payables and amounts due to related parties, are subsequently measured at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities are derecognized when the obligation is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5483, on March 31, 2011, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2011, or at any other rate.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted the following new and revised standards, amendments or interpretations:

The Group applies IFRS 3 (Revised), “Business Combinations,” prospectively to business combinations for which the acquisition date is on or after April 1, 2010. The requirements in IAS 27 (Revised), “Consolidated and Separate Financial Statements,” in relation to accounting for changes in ownership interests in a subsidiary after control is obtained and for loss of control of a subsidiary are also applied prospectively by the Group on or after April 1, 2010.

As there was no transaction during the current year in which IFRS 3 (Revised) and IAS 27 (Revised) are applicable, the application of IFRS 3 (Revised), IAS 27 (Revised) and the consequential amendments to other IFRSs had no effect on the consolidated financial statements of the Group for the current or prior accounting periods.

Results of the Group in future periods may be affected by future transactions for which IFRS 3 (Revised), IAS 27 (Revised) and the consequential amendments to the other IFRSs are applicable.

The application of the other new and revised IFRSs had no effect on the consolidated financial statements of the Group for the current or prior accounting periods.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for the classification and measurement of financial assets and requires all recognized financial assets that are within the scope of IAS 39 to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value. IFRS 9 will be effective from January 1, 2013, with earlier application permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

In November 2009, the IASB issued a revised version of IAS 24, “Related party disclosures”. The amendment clarifies and simplifies the definition of a related party. The amended definition may require entities to provide additional related party disclosures. The revised standard is effective for annual periods beginning on or after January 1, 2011, with earlier application permitted. The Group will apply IFRIC 19 effective April 1, 2011. We are currently evaluating the impact of adoption on its consolidated financial statements.

On October 28, 2010, the IASB issued amendments to IFRS 9 “Financial Instruments”. The amendments address the accounting for financial liabilities, specifically volatility in the income statement arising from measuring debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income section of the income statement, rather than within profit or loss. IFRS 9 is effective for financial statements in annual periods beginning on or after January 1, 2013. Early adoption of the amendments is permitted; however, entities that elect early adoption must also apply the financial asset requirements in IFRS 9. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which is a replacement of IAS 27, “Consolidated and Separate Financial Statements,” and SIC-12, “Consolidation – Special Purpose Entities”. Concurrent with the issuances of IFRS 10, the IASB also issued IFRS 11 “Joint Ventures”, IFRS 12 “Disclosures of involvement with Other Entities”, IAS 27 “Separate Financial Statements (revised 2011)” and IAS 28 “Investment in Associates and Joint Ventures (revised 2011)”. The objective of IFRS 10 is to have a single basis for consolidation for all entities, regardless of the nature of the situations, and the basis is control. IFRS 10 provides detailed guidance on how to apply the control principle in a number of situations, including agency relationships and holdings of potential voting rights. IFRS 10 replaces those parts of IAS 27 that address when and how an investor should prepare consolidated financial statements and replaces SIC-12 in its entirely. IFRS 10 is applicable to annual reporting periods beginning on or after 1 January 2013, with earlier application permitted. We are currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 11, “Joint Arrangements,” which supersedes IAS 31, “Interests in Joint Ventures,” and SIC-13 “Joint Controlled Entities – Non-Monetary Contributions by Ventures”. IFRS 11 classifies joint arrangements as either joint operations (combining the existing concepts of jointly controlled assets and jointly controlled operations) or joint ventures (equivalent to the existing concept of a jointly controlled entity). IFRS 11 requires the use of the equity method of accounting for interests in joint ventures thereby eliminating the proportionate consolidation method. The determination of as to whether a joint arrangement is a joint operation or a joint venture is based on the parties’ rights and obligations under the arrangement, with the existence of a separate legal vehicle no longer being the key factor. Transitional provisions vary depending on how an interest is classified under IAS 31. IFRS 11 is applicable to annual reporting periods beginning on or after January 1, 2013, with early application permitted in certain circumstances. We are currently evaluating the impact of adoption on its consolidated financial statements. On May 12, 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities,” which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that users of its financial statements evaluate the nature of and risk associated with its interests in other entities and the effect of those interests on its financial statements. IFRS 12 is applicable to annual reporting periods beginning on or after January 1, 2013. Early application is permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

On May 12, 2011, the IASB issued IFRS 13, “Fair Value Measurement,” which establishes a single source of guidance of fair value measurement under IFRSs. IFRS 13 defines fair values, provides guidance on its determination and introduces consistent requirements for disclosure on fair value measurement. This standard applies to both financial and non-financial items measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and applies prospectively from the beginning of the annual period in which the IFRS 13 is adopted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Group’s accounting policies, which are described in note 2, the Company is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Recognition of deferred tax assets

As at March 31, 2009, 2010 and 2011, the carrying amount of deferred tax assets of the Group are approximately RMB1,189,000, RMB4,447,000 and RMB6,656,000, respectively. No deferred tax asset has been recognized in respect of tax losses of RMB29,663,000 as at March 31, 2011 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Fair value of convertible redeemable preferred shares and warrants

The convertible redeemable preferred shares and warrants did not have a quoted price in an active market. Determining the fair value of common shares and convertible redeemable preferred shares requires making complex and subjective judgments regarding projected financial and operating results, the unique business risks, the liquidity of the common shares and the operating history and prospects at the time of issuance. Therefore, these fair values are inherently uncertain and highly subjective.

The Black-Scholes option pricing model was used in the valuation of the warrants. In calculating the fair value of the warrants, the Group uses multiple inputs, including the fair value of the preferred shares, warrant exercise price, expected life, risk-free rate, dividend yield and expected volatility.

Management estimates and assumptions are reviewed periodically and are adjusted if necessary. Changes to these estimates and assumptions could result in significant change in the fair value of the convertible redeemable preferred shares and warrants.

Share-based compensation

The Group records share-based compensation based on the grant date fair value of the option awards which is computed using the Black-Scholes option pricing model. The Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility, expected option terms, risk-free interest rate and dividend yield. Management also estimates and reviews the forfeiture rates periodically, which may also affect the expense recognized in profit or loss.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	FINANCIAL INSTRUMENTS

Capital risk management

The primary objective of the Group’s capital management is to safeguard the Group’s ability to continue as a going concern, so that it can provide an adequate return to shareholders by pricing its services commensurately with the level of risk. The Group’s overall strategy remains unchanged during the reporting periods.

The capital structure of the Group consists of convertible redeemable preferred shares, cash and cash equivalents and equity, which includes registered capital or share capital and reserves.

The Group reviews the capital structure regularly and considers the cost of capital and the risks associated with each class of capital and, to the extent necessary, balances its overall capital structure through the payment of dividends and issuance of new shares.

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	97,744	226,549	604,083

FVTPL
Investment at fair value through profit or loss	—	15,442	—

Financial liabilities
Amortized cost	16,326	52,138	69,386

FVTPL
Convertible redeemable preferred shares	161,584	451,491	—
Warrants	19,668	27,188	—

	181,252	478,679	—

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances and US$ denominated convertible redeemable preferred shares which are subject to redemption at the greater of the purchase price or the fair value of the preferred shares on or after August 2, 2011. The carrying amount of the US$ bank account balances was approximately RMB2,816,000 and RMB2,812,000 and RMB74,789,000 as of March 31, 2009, 2010 and 2011, respectively. The carrying amount of the convertible redeemable preferred shares were RMB161,584,000, RMB451,491,000 and nil as of March 31, 2009, 2010 and 2011, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB140,000, RMB141,000 and RMB3,739,000 as of March 31, 2009, 2010 and 2011, respectively, with a corresponding decrease or increase in net income (loss) for the respective years. If the RMB exchange rate against the US$ had strengthened or weakened by 5%, with all other variables held constant, the carrying value of the convertible redeemable preferred shares, denominated in US$, would have decreased or increased by RMB8,079,000, RMB22,575,000 and nil as of March 31, 2009, 2010 and 2011, respectively with a corresponding decrease or increase in net loss for the respective years. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in the foreign currency, US$, against RMB. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents and loan receivable which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as at March 31, 2009, 2010 and 2011 as the interest rates have not fluctuated significantly in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of loan receivable, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits and investments at FVTPL of RMB97,744,000, RMB241,991,000 and RMB604,083,000 as of March 31, 2009, 2010 and 2011, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB46,149,000, RMB71,774,000 and RMB81,398,000, respectively, as of March 31, 2009, 2010 and 2011. In order to minimize the credit risk, the Group assesses the credit worthiness of the mobile service providers prior to contracting with them. In addition, the Group allocates revenue payments among mobile service providers based on their payment history and the assessment of their relationship with the wireless carriers which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers. As at March 31, 2009, 2010 and 2011, four, ten and ten mobile service providers accounted for approximately RMB21,947,000, RMB61,803,000 and RMB53,253,000, or 48%, 86% and 65% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents and term deposits are held by large banks established in the PRC and Hong Kong Special Administrative Region. In addition, the Group’s investment at FVTPL was also with a large bank in China. The Group does not expect any losses arising from non-performance of these financial institutions.

Liquidity risk

The Group monitors and attempts to maintain a level of cash and cash equivalents adequate to finance the Group’s operations and mitigate the effects of fluctuations in cash flows.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables present the maturities of the Group’s financial liabilities based upon the undiscounted cash flows of financial liabilities assuming payment on the earliest date on which the Group can be required to pay. The table includes both interest, if any, and principal cash flows.

	On demand or less than 1 month	1-3 months	3 months to 1 year	over 1 year	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
March 31, 2009
Trade and other payables	16,218	—	—	—	16,218
Amounts due to related parties	108	—	—	—	108
Convertible redeemable preferred shares	—	—	—	161,584	161,584

	16,326	—	—	161,584	177,910

March 31, 2010
Trade and other payables	46,001	—	—	—	46,001
Amounts due to related companies	6,137	—	—	—	6,137
Convertible redeemable preferred shares	—	—	—	451,491	451,491

	52,138	—	—	451,491	503,629

March 31, 2011
Trade and other payables	68,491	—	—	—	68,491
Amounts due to related companies	895	—	—	—	895

	69,386	—	—	—	69,386

Fair value

Convertible redeemable preferred shares (“Series A Shares”) and common shares

The Group uses generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies, projected financial results and growth trends of the Company, weighted average cost of capital (“WACC”), terminal growth rate to derive the total equity value of the Company.

The fair value of the convertible redeemable preferred shares as of March 31, 2009 and 2010 is determined using an option pricing model. The residual value is then allocated to the common shares. The option pricing model considers the convertible redeemable preferred shares as call options on the Company’s equity value, with strike prices based on the liquidation preference of the convertible redeemable preferred shares. The main inputs to this model include equity value of the Company, probability of occurrence of a redemption, Qualified Initial Public Offering (“QIPO”) or liquidation event, expected volatility, expected time to expiration and risk free interest rate. Since issuance, the probability of occurrence of a redemption or Initial Public Offering (“IPO”) event has increased with a corresponding decrease in the probability of a liquidation event occurring. The expected option life is determined as the time between the valuation date and the redemption date. The risk free interest rate is based on the yield of U.S. treasury bond with a duration approximating the expected time to expiration of the option. Volatility is based on the daily trading price of comparable companies for a period corresponding to the expected term of the option. The fair value of the convertible redeemable preferred shares at the date before conversion is determined by reference to the offering price of the Company.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company used a WACC of 23% and 19% as of March 31, 2009, and 2010, respectively. If WACC was 1% higher, assuming all the other variables were held constant, the fair value of the Series A Shares would decrease by approximately RMB7,844,000, and RMB27,083,000 as at March 31, 2009,and 2010, respectively.

Upon completion of the IPO in December 2010, the Series A Shares were converted into common shares.

Warrants

The Black-Scholes option pricing model was used in the valuation of the warrants. In calculating the fair value of the warrants, the Group uses multiple inputs, including the fair value of the preferred shares, warrant exercise price, expected life, risk free rate, dividend yield and expected volatility. The following assumptions were used to estimate the fair value of the warrants:

	At March 31,
	2009	2010	at the time before conversion
Risk free rate	0.2%	0.3%	0.1%
Dividend yield	0%	0%	0%
Expected term	0.29	0.59	0.21
Expected volatility	75%	61%	51%

The risk free rate is based on the yield to maturity of US treasury bond yield curve as of the valuation date, while the expected volatility is calculated based on the daily trading price of comparable companies for a period corresponding to the expected term of the warrants.

Warrants were exercised upon completion of the IPO in December 2010.

Investment at FVTPL

The fair value of the investment at FVTPL was derived from discounted cash flows based on the terms of the contract and certain inputs, such as forward and spot exchange rates of US$ and Euro and interest rates.

The carrying amounts of all other financial assets and financial liabilities are recorded at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost. Such amounts approximate their fair value.

Fair value measurement recognized in the statements of financial position

Financial instrument that are measured at fair value are grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The convertible redeemable preferred shares and warrants of the Group are measured at fair value at the end of each reporting period and are categorized as Level 3 based on the degree to which the fair value is observable. There were no transfers between Level 1 and 2 in the period presented. A reconciliation from the beginning balance to the ending balance of Level 3 fair value measurements of financial liabilities is presented in Note 19.

In addition, the investment at FVTPL is also measured at fair value at the end of each reporting period and is categorized as Level 3. A reconciliation of Level 3 fair value measurements of financial assets is as follows:

Investments
RMB’000

At April 1, 2009	—
Purchase	15,000
Total gain included in profit or loss	442

At March 31, 2010	15,442
Total gain included in profit or loss	404
Redemption	(15,846)

At March 31, 2011	—

6.	REVENUES AND SEGMENT INFORMATION

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Application store revenues	196,308	515,768	598,782
Maopao Community revenues through K currency	—	3,578	60,050
Other revenues	10,931	24,912	16,462

Total	207,239	544,258	675,294

Segment information

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the revenue analysis by application store revenues, Maopao Community revenue through K currency and other revenues and the profit before fair value changes and income tax of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

Geographical information

All of the Group’s revenue is derived from customers based in the PRC and all of the Group’s non-current assets are also located in the PRC.

Information about major customers

During the three years ended March 31, 2009, 2010 and 2011, there was no customer that individually accounts for over 10% of the Group’s total revenue.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	OTHER GAINS AND LOSSES

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Interest income	221	1,060	2,726
Change in fair value of investment at FVTPL	—	442	404
Income on loan receivable and other investment	—	1,148	193
Government grant	355	631	652
Exchange gain	281	250	7,941
Other expense	—	—	(737)

Total	857	3,531	11,179

8.	PROFIT (LOSS) BEFORE TAX

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Profit (loss) before tax has been arrived at after charging:
Staff salary and other benefits	18,608	48,739	96,882
Retirement benefit scheme contributions	402	892	1,511
Share-based compensation (Note 21)	5,421	3,606	50,290

Total staff costs	24,431	53,237	148,683

Depreciation of property and equipment	597	2,452	15,601
Loss on disposal of property and equipment	—	56	44
Operating lease rentals in respect of rented premises	1,463	3,106	8,325
Bad debt written off	—	—	2,041

9.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income tax.

PRC

On January 1, 2008, a new Enterprise Income Tax Law (the “New EIT Law”) in China took effect. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises.

Pusida, Dianneng and Fanyi were subject to a tax rate of 25% for calendar year 2009, 2010 and 2011. Heisha and Feineng were established in 2010 and were subject to a tax rate of 25% in both calendar year 2010 and 2011.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2007, Sky was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. On April 24, 2009, the PRC government promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on EIT which allows Software Enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law. The first profit-making year of Sky was 2008. As a result, Sky’s EIT rates are 0%, 12.5%, 12.5% for calendar year 2009, 2010 and 2011, respectively.

In 2009, Mijia was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mijia was 2010. As a result, Mijia’s EIT rates are 25%, 0%, 0% for calendar year 2009, 2010 and 2011, respectively.

According to the Notice of the State Administration of Taxation on Printing and Issuing the Measures for the Administration of Tax Deduction or Exemption (for Trial Implementation) (Guo Shui Fa [2005] No. 129), enterprises must meet several requirements in order to obtain Software Enterprise status, such as requirements regarding the percentage of the number of technical personnel that engage in the development of software products and technical services in the total number of employees, the percentage of the expense incurred for the research and development of software techniques and products in the total income generated from software and the percentage of annual sales revenue derived from software in the annual total revenue.

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Current tax expense:
PRC enterprise income tax	9	3,481	5,147
Deferred tax	(1,189)	5,047	(10,514)

Total	(1,180)	8,528	(5,367)

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax charge (credit) can be reconciled to the profit (loss) per the consolidated statements of comprehensive income as follows:

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Profit (loss) before tax	(114,633)	(221,274)	130,194

Income tax expense at PRC tax rate of 25% (i)	(28,658)	(55,319)	32,549
Tax effect of:
Loss (gain) on changes in fair value of convertible redeemable preferred shares and warrants that are not deductible for tax purpose	38,071	74,357	(31,575)
Loss on modification of convertible redeemable preferred shares	—	11,110	—
Non-deductible share-based compensation	1,355	902	12,573
Non-deductible finance cost	—	1,354	1,083
Other non-deductible expenses	129	1,029	1,507
Tax exemption to PRC subsidiaries	(12,212)	(33,141)	(23,236)
Tax effect of deductible temporary difference not recognized	—	—	2,621
Tax effect of tax loss not recognized	100	—	7,416
Withholding income tax provision on dividend from PRC subsidiaries	—	8,305	(8,305)
Others	35	(69)	—

Tax expense (credit) for the year	(1,180)	8,528	(5,367)

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

As of March 31, 2011, the Group has unused tax losses of RMB29,663,000 available for offset against future profits that may be carried forward until calendar year 2015. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reflects the movements in deferred tax assets (liabilities):

	Withholding tax on undistributed earnings	Accrued expenses	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2008	—	—	—	—
Credit to profit or loss during the year	—	1,032	157	1,189

Balance at March 31, 2009	—	1,032	157	1,189
Credit (charge) to profit or loss during the year	(8,305)	3,415	(157)	(5,047)

Balance at March 31, 2010	(8,305)	4,447	—	(3,858)
Credit to profit or loss during the year	8,305	2,209	—	10,514

Balance at March 31, 2011	—	6,656	—	6,656

The following is the analysis of the deferred tax balances for financial reporting purposes

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Deferred tax assets	1,189	4,447	6,656
Deferred tax liabilities	—	(8,305)	—

Total	1,189	(3,858)	6,656

Under the New EIT Law and implementation rules, PRC withholding income tax at the rate of 10% is applicable to dividends payable from the profits generated after calendar year 2007 to investors that are “non-PRC tax resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a more favorable withholding arrangement. Therefore, dividends distributed from the subsidiaries to the Company are subject to the withholding tax of 10%, or a lower treaty rate, if applicable.

The Group declared dividends in March 2010 and May 2010, however, the Group has no plan to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries of approximately RMB27,018,000, RMB125,296,000 and RMB204,262,000 at March 31, 2009, 2010 and 2011, respectively. Other than deferred tax liability associated with the expected dividend payment of RMB8,305,000 being provided as at March 31, 2010, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

During the year ended March 31, 2011, the Group paid the aforementioned dividend in a tax-free manner and, therefore, the related deferred tax liability was released to profit and loss.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	EARNINGS (LOSS) PER SHARE

Holders of the Group’s Restricted Shares (Note 21) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use, the Restricted Shares are considered participating and basic earnings (loss) per share has been computed using the two-class method as follows:

	Years Ended March 31,
	2009	2010	2011
Profit (loss) for the year (RMB’000)	(113,453)	(229,802)	136,310
Less: amount allocated to restricted shares (RMB’000)	34,666	31,917	(1,032)

Profit (loss) for the year - basic	(78,787)	(197,885)	135,278
Gains on changes in fair value of convertible redeemable preferred shares	—	—	(106,684)
Finance cost	—	—	4,333
Gains on changes in fair value of warrants	—	—	(7,377)
Foreign exchange gains related to preferred shares and warrants	—	—	(12,240)

Profit (loss) for the year - diluted	(78,787)	(197,885)	13,310

Weighted average common shares outstanding - basic	104,166,600	129,166,600	182,010,313
Share options	—	—	324,570
Convertible redeemable preferred shares	—	—	35,342,466
Warrants	—	—	2,119,714

Weighted average common shares outstanding - diluted	104,166,600	129,166,600	219,797,063

Basic earnings (loss) per share	(0.76)	(1.53)	0.74

Diluted earnings (loss) per share	(0.76)	(1.53)	0.06

For the years ended March 31, 2009 and 2010, the computation of diluted loss per share did not include the potential common shares arising from the company’s share option, warrants and convertible redeemable preferred shares, as it would result in a decrease in loss per share.

11.	DIVIDENDS

In March 2010 and May 2010, the Company declared dividends of RMB16,250,000 (RMB0.11 per share) and RMB13,000,000 (RMB0.11 per share) to its common shareholders, respectively. The Company also approved a payment to its preferred shareholders, who has participating rights, in the amount of RMB5,417,000 and RMB4,333,000 for the year ended March 31, 2010 and 2011, respectively, which has been recorded as a finance cost in the consolidated statements of comprehensive income. Such amounts were paid during the year ended March 31, 2011.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	CASH AND CASH EQUIVALENTS / TERM DEPOSITS

Cash and cash equivalents of the Group are mainly denominated in RMB and US$. The cash balances carried an average interest rate of 1.17% per annum as of March 31, 2009, 2010 and 2011, respectively.

Term deposits had an average stated interest rate of 3.30%, 2.25% and 3.30% per annum at March 31, 2009, 2010 and 2011, respectively.

13.	INVESTMENT AT FVTPL

In May 2009, the Group invested RMB15,000,000 in a principal-protected deposit with a commercial bank in China having a one-year term expiring in May 2010. The investment guarantees a rate of return ranging from 2.25% to 6%, which varies based on an exchange rate of US$ against Euro during the contract period. This investment was designated as FVTPL upon initial recognition as the contract contains foreign currency embedded derivative and was stated at fair value at March 31, 2010 (Note 5). The principal and related returns were collected upon the expiration in May 2010.

14.	LOAN RECEIVABLE

Under the existing PRC law, loans between legal entities, including both profit and not-for-profit entities, must be arranged through a PRC registered financial institution. As such, in May 2009, the Group entered into a loan agreement with a PRC bank under which the Group paid a principal amount of RMB25,000,000 to the bank who then loaned the money to the Traffic Bureau of the Province of Heilongjiang, a government agency. The loan has a one-year term expiring in May 2010 with a stated rate of return equivalent to the current market interest rate for current deposits. The loan principal and rate of return were not guaranteed by the bank. The carrying amount approximates the fair value of the financial asset due to its short term nature and the variable interest rate. The principal and the related interest were collected upon the expiration of the loan agreement in May 2010.

15.	TRADE AND OTHER RECEIVABLES

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade receivables	46,149	71,774	81,398
Deposits and other receivables	845	1,101	2,264
Prepaid expenses	427	3,235	2,519

Total	47,421	76,110	86,181

The Group normally grants credit for a period of 90 days to its mobile service providers. The trade receivables balance past due but not impaired is nil, RMB2,282,000 and RMB783,000 as of March 31, 2009, 2010 and 2011, respectively. The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off RMB2,041,000 in trade receivables during the year ended March 31, 2011 due to the termination of cooperation with one of its service providers.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
At April 1, 2008	692	32	95	—	—	819
Additions	2,122	18	38	149	—	2,327

At March 31, 2009	2,814	50	133	149	—	3,146
Additions	27,545	733	587	1,968	274	31,107
Disposals	(80)	(18)	(37)	—	—	(135)

At March 31, 2010	30,279	765	683	2,117	274	34,118
Additions	23,824	1,173	—	2,390	602	27,989
Disposals	(356)	—	(31)	—	—	(387)

At March 31, 2011	53,747	1,938	652	4,507	876	61,720

Depreciation:
At April 1, 2008	(84)	(4)	(14)	—	—	(102)
Charge for the year	(538)	(10)	(37)	(12)	—	(597)

At March 31, 2009	(622)	(14)	(51)	(12)	—	(699)
Charge for the year	(2,097)	(13)	(62)	(204)	(76)	(2,452)
Eliminated on disposals	50	7	22	—	—	79

At March 31, 2010	(2,669)	(20)	(91)	(216)	(76)	(3,072)
Charge for the year	(13,688)	(317)	(192)	(1,241)	(163)	(15,601)
Eliminated on disposals	216	—	22	—	—	238

At March 31, 2011	(16,141)	(337)	(261)	(1,457)	(239)	(18,435)

Carrying values

At March 31, 2009	2,192	36	82	137	—	2,447

At March 31, 2010	27,610	745	592	1,901	198	31,046

At March 31, 2011	37,606	1,601	391	3,050	637	43,285

17.	INVESTMENTS IN ASSOCIATES

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Cumulative cost of investments in associates	600	13,110	13,110
Cumulative share of results of associates	(83)	(1,338)	(7,350)
Impairment of investment in an associate (i)	—	—	(5,760)

	517	11,772	—

(i)	The Group recognized a RMB5,760,000 impairment of its investment in Hangzhou Guanzhun Technologies Co., Ltd. (“Guanzhun”) during the year ended March 31, 2011, due to the continuing poor business performance and negative discounted cash flow forecast of the investee.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of registered capital held by the Group			Principal activities
		March 31,
Name of associates	RMB	2009	2010	2011
		%	%	%

Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd (a)	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd (b)	300,000	33%	33%	33%	Mobile application and content provider
Guanzhun (c)	15,000,000	Nil	45%	45%	Development of mobile application software

(a)	In March 2009, the Group acquired 37% of the equity interest in Zhang Xing Wu Xian Technologies (Beijing) Co. Ltd for cash consideration of RMB500,000.
(b)	In February 2009, Mijia, together with another two individuals independent from the entities within the Group, established Hangzhou Sibi Technologies Co., Ltd (“Sibi”). Mijia invested RMB100,000 and obtained a 33.3% equity interest in Sibi.
(c)	In September 2009, Sky, together with the holder of the convertible redeemable preferred shares and a group of individuals independent from the entities within the Group, established Guanzhun. Sky contributed RMB12,510,000 and obtained a 45% equity interest in Guanzhun.

A summary of financial information in respect of the Group’s associates is set out below:

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Total assets	687	14,058	8,692
Total liabilities	321	1,427	9,565

Net assets	366	12,631	(873)

Group’s share of net assets of associates	118	5,901	—

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Total revenue	191	1,587	3,495
Loss for the year	347	3,375	15,423
Group’s share of loss of associates	83	1,255	6,012

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	TRADE AND OTHER PAYABLES

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Trade payable	16,046	29,832	53,249
Accrued payroll and employee welfare	3,719	13,011	19,662
Other taxes payable	1,451	7,997	8,428
Payable for acquisition of property and equipment	—	15,083	891
Accrued commission	8,255	35,576	27,320
Accrued expenses	826	979	11,878
Other payables	172	1,086	14,351

Total	30,469	103,564	135,779

19.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

Series A Convertible Redeemable Preferred Shares

In August 2007, the Company issued 50,000,000 Series A Convertible Redeemable Preferred Shares (“Series A Shares”), with a par value of US$0.00005 per share, at an initial price of US$0.07 per share for gross proceeds of approximately RMB26,516,000 (US$3,500,000). The Company paid RMB1,329,000 in issuance costs that have been recorded as finance cost. Upon completion of the Company’s IPO in December 2010, all Series A Shares were converted into 50,000,000 ordinary shares.

The key terms of the Series A Shares were as follows:

Purchase price adjustment:

The arrangement provided that the total purchase price would increase to US$5 million if the Group’s audited revenues for the year ended June 30, 2008 reach RMB70 million (the “Triggering Event”). The Triggering Event was not met.

Dividends:

Subject to the provisions of Cayman Law, no cash dividends shall be declared or paid on the common shares, unless and until a dividend-in-like amount is declared or paid on each outstanding Series A Share on an as-if-converted basis.

Each Series A Shares shareholder shall be entitled to receive, annually and when, as and if declared by the board, preferential, non-cumulative dividends at the rate equal to the greater of (1) 8% of its total investment amount and (2) the dividend that would be paid on an as-converted basis. All accrued but unpaid dividends shall be paid in cash upon the closing of a qualified initial public offering resulting in gross proceeds to the Company of at least US$50 million (prior to any underwriters’ commissions and expenses) that reflects a market valuation of the Company of not less than US$200 million (“Qualified IPO”).

Conversion:

Each Series A Share is convertible at the option of the holder into common share on a one-for-one basis at any time. The conversion ratios of the Series A Shares are subject to anti-dilution adjustments in the event of issuances by the Company of additional securities at a price per share lower than the respective issuance price of the Series A Shares.

The Series A Shares will automatically convert into common shares upon (i) a Qualified IPO; or (ii) the vote of at least 75% of the then-outstanding Series A Shares.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Voting:

The Series A Shares shareholders are entitled to vote on an as-converted basis.

Liquidation:

The holders of Series A Shares have preference over holders of common shares with respect to distributions in the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary.

Before any distribution shall be made to the common shareholders, each Series A shareholder shall be entitled to receive a pro rata amount equal to 150% of the total actual Series A Shares purchase price per share then held (adjusted for share splits, share dividends, recapitalizations, and similar transactions), plus all dividends accrued and unpaid thereon, as adjusted. If upon any such liquidation, distribution, or winding up, the assets of the Company shall be insufficient to permit payment to the Series A shareholders the full amount to which they shall be entitled, such assets shall be distributed solely among the Series A shareholders ratably in proportion to the full amounts to which they would otherwise be entitled.

After paying in full the amounts due to the Series A shareholders, the remaining assets available for distribution to the common shareholders shall be distributed pro rata among the Series A shareholders and the common shareholders on an as-converted basis.

Redemption:

Beginning on or after August 2, 2011, the Series A shareholders may require, upon written notice, that the Company redeem in cash all or a portion of the then-outstanding Series A Shares at a price that is equal to the greater of (i) the actual Series A Shares purchase price, plus all accrued and unpaid dividends, and (ii) the fair market value of the Series A Shares (the “Redemption Price”).

ESOP anti-dilutive clause:

With respect to any share options granted under the Group’s ESOP plan within one year after the closing of Series A Shares financing, the Company is required to repurchase 25% of the common shares issued from the stock option plan at the market price and issue an equivalent number of Series A Shares to the Series A shareholders at the same price that the Company paid to repurchase the shares

On March 1, 2010, the Company and the Series A shareholders entered into an amendment agreement (the “Amendment”), whereby (i) the Company shall sell 5,000,000 common shares to the Series A shareholders at par value of US$0.00005 per share for total cash consideration of US$250 and (ii) the Series A shareholders shall waive their right to the share option anti-dilution clause. The Group recorded the intrinsic value of the 5,000,000 shares of RMB44,439,000 (US$6,519,000), equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in share-settled reserves.

Warrants

In conjunction with the issuance of Series A Shares, the Company also issued warrants to purchase up to (i) 7,142,800 Series A Shares at an exercise price of US$0.07 per share if the Triggering Event does not occur, or (ii) 5,000,000 Series A Shares at an exercise price of US$0.1 per share if the Triggering Event occurs. The warrants may be exercised at any time within 24 months after the closing date. If the warrants are exercised before the occurrence of the Triggering Event, (i) the holders of the warrants shall be entitled to purchase up to a total of 5,000,000 Series A Shares at an exercise price of US$0.1 per share, and (ii) if the Triggering Event does not occur, the exercise price shall be adjusted to US$0.07 per share, and the Company shall issue an additional 2,142,800 Series A Shares at no additional cost.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In June 2009, the terms of the warrants were modified to extend the exercise period to the date of a Qualified IPO and to reduce the number of outstanding warrants to 3,389,800 at an exercise price of US$0.15 per share.

Upon completion of the Company’s IPO in December 2010, all the warrants were exercised and 3,389,800 Series A shares were issued which were immediately converted into ordinary shares.

The Company has designated the Series A Shares and warrants as financial liabilities carried at FVTPL (Note 5). The change in fair value of the Series A Shares and warrants is charged to profit or loss. The movement of the Series A Shares and warrants is set out below:

	Series A Shares	Warrants
	RMB’000	RMB’000

At April 1, 2008	27,690	1,278
Change of fair value included in profit or loss	134,616	18,423
Exchange gain	(722)	(33)

At March 31, 2009	161,584	19,668
Change of fair value included in profit or loss	290,135	7,548
Exchange gain	(228)	(28)

At March 31, 2010	451,491	27,188
Change of fair value included in profit or loss	(106,684)	(7,377)
Exchange gain	(11,682)	(558)
Converted and exercised	(333,125)	(19,253)

At March 31, 2011	—	—

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	SHARE CAPITAL

			Legal
	Accounting number of shares		Number of shares	Amount	Amount
				US$	RMB’000
Common shares
Authorized:
Designated and classified at March 31, 2009 and 2010 of US$0.01 each	937,857,200	(i)	4,689,286	46,893	338

Share split	—	(iv)	933,167,914	—	—

As of March 31, 2011	937,857,200		937,857,200	46,893	338

Issued and fully paid:
At April 1, 2008	91,666,600		750,000	7,500	57
Restricted share vested	25,000,000		—	—	—

At March 31, 2009	116,666,600		750,000	7,500	57
Restricted share vested	25,000,000		—	—	—

At March 31, 2010 (of US$0.01 each)	141,666,600		750,000	7,500	57
Restricted share vested	8,333,400		—	—	—
Issue of new shares upon modification of convertible redeemable preferred shares	5,000,000	(ii)	25,000	250	2
Share split	—	(iv)	154,225,000	—	—

	155,000,000		155,000,000	7,750	59
Issue of new shares upon IPO	49,000,000	(iii)	49,000,000	2,450	15
Conversion of Series A Shares upon IPO	50,000,000	(iii)	50,000,000	2,500	17
Exercise of warrants upon IPO	3,389,800	(iii)	3,389,800	169	1

At March 31, 2011 (of US$0.00005 each)	257,389,800		257,389,800	12,869	92

Series A Shares of US$0.01 each
Authorized:
At April 1, 2008, March 31, 2009 and 2010	62,142,800	(i)	310,714	3,107	22
Share Split	—	(iv)	61,832,086	—	—

At March 31, 2011	62,142,800		62,142,800	3,107	22

Issued and fully paid:
At April 1, 2008, March 31, 2009 and 2010 At March 31, 2008, 2009 and 2010	50,000,000		250,000	2,500	19
Share Split	—	(iv)	49,750,000	—	—
Conversion of Series A Shares upon IPO	(50,000,000)		(50,000,000)	(2,500)	(19)

At March 31, 2011	—		—	—	—

(i)	Sky-mobi Limited was incorporated on April 20, 2007. The authorized share capital of Sky-mobi is approximately RMB360,000 (US$50,000) divided into 50,000 shares (par value of US$1 per share). On July 20, 2007, the issued and unissued share of US$1 each in the capital of Sky-mobi is sub-divided into 100 shares of par value of US$0.01, and designate the shares into 310,714 Series A Shares and 4,689,286 common shares.
(ii)	In March 2010, the Group recorded the intrinsic value of the 5,000,000 shares of RMB44,439,000 (US$6,519,000), equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in share-settled reserves. During the year ended March 31, 2011, the Company issued the 5,000,000 shares and received the cash consideration of RMB2,000 (US$250).
(iii)	In December 2010, the Group had a successful IPO launch in NASDAQ. 49,000,000 shares of US$0.00005 each were issued at an aggregate amount of US$45,570,000. Upon completion of the IPO, the Series A Shares were converted and the warrants were exercised.
(iv)	In November 2010, the Company approved a 200-for-1 share split on both its common and preferred shares. Subsequent to the split, the Company had authorized 937,857,200 (155,000,000 issued and fully paid) common shares with a par value of US$0.00005 per share and 62,142,800 Series A Shares with a par value of US$0.00005 per share.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	SHARE-BASED PAYMENTS

Employee Share Option Plan (the “Plan”)

On March 1, 2010, the Company approved an ownership-based compensation scheme for executives and senior employees under which the Company could grant up to 15,000,000 options to purchase its shares. In accordance with the terms of the Plan, executives and senior employees may be granted options to purchase common shares at an exercise price approved by the shareholders that should be no less than US$0.07 per common share of the Company. The option holders are not entitled to dividends nor do they have voting rights. The number of options granted is calculated and approved by shareholders. Options have a life of 10 years from the date of grant.

During the years ended March 31, 2009, 2010 and 2011 the Company granted nil, 6,385,400 and 4,964,000 share options under the Plan to executives and senior employees. These options have an exercise price ranging from RMB1.775 (US$0.26) to RMB 6.548 (US$1.00) and vest ratably over the four-years following the grant date.

The fair value of the common shares underlying the options was determined as described in Note 5 for options granted prior to the Company’s IPO or on current market value subsequent to the Company’s IPO.

The Group used the Black-Scholes option pricing model to estimate the fair value of the aforementioned share options using the following assumptions:

	Year ended March 31, 2010	Year ended March 31, 2011
Average risk-free interest rate	1.34% - 2.69%	1.13% - 3.69%
Average expected volatility	62% - 67%	61% - 65%
Average dividend yield	0%	0%
Average expected life	3-6 years	4-6 years

The risk-free interest rate was based on the US treasury bond yield curve as of the valuation date for a period commensurate with the expected life. The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the expected life of the options. The Group does not expect to declare dividends in the future except for the dividend declared in March 2010 and May 2010. The expected life is estimated based on the Group’s estimates of the exercise period.

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB
Outstanding on April 1, 2009	—	—	—
Granted on March 1, 2010	6,385,400	1.775	8.9 years

Outstanding on March 31, 2010	6,385,400	1.775	8.9 years
Granted on April 1, 2010	1,443,600	1.775	9.0 years
Granted on September 15, 2010	3,320,400	1.775	9.5 years
Granted on January 6, 2011	100,000	6.548	9.8 years
Granted on January 9, 2011	100,000	6.548	9.8 years
Forfeited	(78,350)	1.775

Outstanding on March 31, 2011	11,271,050	1.865	9.1 years

No share options were exercisable as of March 31, 2011.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Total grant date fair value of options granted on March 1, 2010, April, 2010, September 15, 2010, January 6, 2011 and January 9, 2011 was approximately RMB47,581,000, RMB10,796,000, RMB28,306,000, RMB259,000 and RMB259,000, respectively.

The Company recorded compensation expense of nil, RMB1,702,000 and RMB27,922,000 for the years ended March 31, 2009 and 2010 and 2011, respectively.

Restricted Shares

On August 2, 2007, concurrent with the issuance of the Series A Shares, certain founders of the Company, who are also employees of the Group, entered into an arrangement whereby 75,000,000 of their 150,000,000 common shares became subject to repurchase (“Restricted Shares”). The Restricted Shares may be repurchased by the Company in the event of the voluntary or involuntary termination of the employment at a purchase price equal to the par value of the Restricted Shares. The repurchase right terminates in 36 equal monthly installments. The founders retain the voting and dividend rights of, but are restricted to sell, such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan as the founders are employees of the Group. Accordingly, the Group measured the fair value of the Restricted Shares as of August 2, 2007, or RMB0.22 (US$0.03) per share, and is recognizing the total amount of approximately RMB16,420,000 as compensation expense over the three year deemed service, or vesting, period. During the years ended March 31, 2009, 2010 and 2011, the Group recognized RMB5,421,000, RMB1,904,000 and RMB130,000 as compensation expense, respectively.

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognizes the total amount of approximately RMB62,351,000 as compensation expense over the five year deemed service, or vesting, period with a corresponding increase in reserve on the statement of changes in equity. During the years ended March 31, 2009, 2010 and 2011, the Group recognized nil, nil, and RMB22,238,000 as compensation expense, respectively.

22.	RELATED PARTY TRANSACTIONS

(a) Related party balances

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Amounts due from related parties
Non-trade balances
Amount due from an associate
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	124	153	489
Amounts due from shareholders
— Song Tao	2,941	300	—
— Series A Shares shareholders	—	2,250	—
Amount due from company controlled by close family member of shareholders
— Shenzhen Feidong Technologies Co., Ltd	5,067	81	—

	8,132	2,784	489

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amounts due from related parties represent payments to fund operations, except for the amount receivable from Series A Shares shareholders, which represents a capital injection made by Fanyi on behalf of the Series A Shares shareholders for their 15% equity interest in Guanzhun. The balances are unsecured, non-interest bearing and repayable on demand.

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Amounts due to related parties
Trade balances
Amounts due to associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	—	300	239
— Hangzhou Sibi Technologies Co., Ltd	108	420	656
Non-trade balance
— Series A Shares shareholders (Note 11)	—	5,417	—

	108	6,137	895

The amounts due to associates are trading in nature. The related party balances are unsecured, non-interest bearing and repayable on demand.

(b) Related party transactions

During the years ended March 31, 2009, 2010 and 2011, respectively, significant related party transactions were as follows:

	Years Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Cost of revenues (for content)
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	21	468	1,559
— Hangzhou Sibi Technologies Co., Ltd	108	777	1,856

	129	1,245	3,415

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Salary and other benefits	862	1,608	2,226
Retirement benefit contribution	15	89	11
Share-based compensation	5,421	3,606	15,114

Total	6,298	5,303	17,351

23.	OPERATING LEASES

The Group has operating lease agreements principally for its office properties in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	At March 31,
	2009	2010	2011
	RMB’000	RMB’000	RMB’000

Within one year	1,261	7,278	9,038
In the second to fifth years, inclusive	137	6,080	755

Total	1,398	13,358	9,793

24.	PROFIT APPROPRIATION

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations, the Group’s PRC subsidiaries are required to maintain a statutory reserve which is non-distributable. They are required to transfer 10% of their profit after taxation, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to the statutory reserve until the balance reaches 50% of their registered capital. The amount of this statutory reserve is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity. These reserves are not distributable as cash dividends. The difference between the net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of PRC subsidiaries represents amounts that are free of restriction. Such amounts differ from subsidiary equity less statutory reserve as determined IFRS due to accounting differences between PRC GAAP and IFRS.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to nil, RMB500,000 and RMB1,000,000 as of March 31, 2009, 2010 and 2011, respectively. During the fiscal year ended March 31, 2011, one of the Company’s PRC subsidiaries, Hangzhou Mijia, set aside RMB500,000 to the statutory reserve, reflecting 10% of its earnings for calendar year 2010, with a cap of RMB500,000 representing 50% of its registered capital of RMB1,000,000. Hangzhou Sky, another of the Company’s PRC subsidiaries, had already set aside RMB500,000 to the statutory reserve, up to 50% of its registered capital of RMB1,000,000 and did not need to provide any additional amounts to statutory reserve. The Company’s other PRC subsidiaries had not generated profit under PRC GAAP as of December 31, 2010 and therefore they did not need to set aside for statutory reserve. The Group’s PRC subsidiaries have not allocated any of its after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB105,371,000 as of March 31, 2011 was considered restricted due to restrictions on the distribution of registered share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB23,954,000, RMB35,254,000 and RMB106,371,000 as of March 31, 2009, 2010 and 2011, respectively.

25.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on August 17, 2011.

* * * * *