Form 20-F/A
period 2011-03-31
SKY-MOBI Ltd
filed 2011-11-17
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(AMENDMENT NO. 1)

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

☐  Large accelerated filer                ☐  Accelerated filer                ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other by the International Accounting Standards Board

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 to our Annual Report on Form 20-F for the year ended March 31, 2011 originally filed with the Securities and Exchange Commission on August 17, 2011 (the “Original Report”), is being filed solely to amend the disclosure regarding Mr. Kui Zhou’s status as an independent director of Sky-mobi Limited (the “Company”) in “Item 6. Directors, Senior Management and Employees” of the Original Report. The Company has amended the relevant disclosure to clarify that Mr. Kui Zhou has been an independent director of the Company since August 2007. We hereby replace the subsections titled Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” and “Item 6. Directors, Senior Management and Employees — C. Board Practices” of the Original Report in their entirety with the amended subsections included in this Amendment No. 1.

We are including in this Amendment No. 1 to the Original Report currently-dated certifications by our principal executive officer and our principal financial officer. Other than as expressly set forth above, this Amendment No. 1 does not modify or update the Original Report in any way. As a result, this Amendment No. 1 continues to speak as of the initial filing date of the Original Report, except for the certifications referenced above, which speak as of the filing date of this Amendment No.1.

1

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	34	Founder, Chairman and Chief Executive Officer
Li Ou	32	Director and Chief Technology Officer
Kui Zhou	43	Independent Director
Wei Zhou	32	Independent Director
Fan Bao	40	Independent Director
Carl Yeung	31	Chief Financial Officer
Yan Tang	32	Terminal Technology Director
Steven Bin Li	36	Vice President
Xing Fan	34	Vice President
Qing Yan	29	Vice President
Walker Yuangang Wu	33	Vice President

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

Mr. Kui Zhou has been an independent director of our company since August 2007. Mr. Zhou was appointed as a director by Sequoia Capital China II, L.P., a holder of our Series A preferred shares. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of VanceInfo Technologies Inc., a China-based IT service provider listed on the New York Stock Exchange, and a director of Xiamen Changelight Co.,Ltd., a China-based LED and solar cell research and manufacturing company listed on Growth Enterprises Market of the Shenzhen Stock Exchange. He also serves on the board of several privately held companies, including HDT Holding Technologies Inc., a China-based online advertising and marketing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University in 1989 and his master’s of business administration degree from Tsinghua University in 2000.

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

Compensation Committee

Our compensation committee consists of Kui Zhou, Wei Zhou, and Fan Bao. Kui Zhou, Wei Zhou and Fan Bao satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Michael Tao Song, Wei Zhou and Kui Zhou. Wei Zhou and Kui Zhou satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	Share Vesting Agreement, dated as of August 2, 2007, among Profit Star Limited, Xplane Ltd. and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Shareholders Non-competition and Non-solicitation Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	Confidential Information Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.9	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.11	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.12	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.13	English translation of Exclusive Business Cooperation Agreement, dated as of December 24, 2009, between Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.14	English translation of Exclusive Purchase Option Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.15	English translation of Equity Pledge Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.16	English translation of Form of Power of Attorney, issued by Tao Song and Tao Yang (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.17	English translation of Form of Loan Agreement, dated as of December 24, 2009, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.18	English translation of Form of Loan Agreement, dated as of February 1, 2010, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.19	English translation of Confirmation Letter regarding the Repayment Method under Loan Agreement, dated February 1, 2010, between Hangzhou Dianneng Technologies Co., Ltd. and Tao Yang (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.20	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.21	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.22	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.23	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.24	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.25	English translation of Form of Power of Attorney, issued by Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.26	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Qinyi Zhu, Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.27	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

Exhibit Number	Description of Document

4.28	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.29	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.30	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.31	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.32	English translation of Form of Power of Attorney, issued by shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.33	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.34	English translation of Lease Contract, dated as of August 31, 2009, and its supplementary agreement, undated, among Yunian Huang, Qiulong Zhu and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.35	English translation of Lease Contract, dated as of April 17, 2010, among Xiaoming Wu, Yuhong Wang and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.36†	English Translation of the Mobile Phone Built-in Wireless Value-Added Business Cooperation Agreement between Hangzhou Fanyi Technologies Co. and Beijing Lei Ting Wan Jun Network Technologies Co., Ltd., dated March 11, 2010, and its amendment dated June 10, 2010 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.37†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 16, 2009, and its amendment dated June 1, 2010 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.38†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Chongqing Renneng Software Co., Ltd., dated November 20, 2009 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.39	English Translation of the Extension Agreement Between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 1, 2010 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

Exhibit Number	Description of Document

4.40	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.3*	Consent of Analysys International

*	Previously filed with the Original Report.
**	Filed with this Amendment No. 1 to Annual Report on Form 20-F.
†	Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song
Name:	Michael Tao Song
Title:	Chairman and Chief Executive Officer

Date: November 17, 2011