Form 20-F
period 2012-03-31
SKY-MOBI Ltd
filed 2012-06-29
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-34988

SKY-MOBI LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10/F, Building B, United Mansion

No. 2 Zijinghua Road, Hangzhou

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

261,389,800 common shares of par value US$0.00005 per share, as of March 31, 2012.

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

☐  Large accelerated filer            ☐  Accelerated filer            ☒  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☒	International Financial Reporting Standards as issued by the International Accounting Standards Board

☐	Other

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

In this annual report, unless otherwise indicated, (1) “we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (3) “shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts which evidence our ADSs; (4) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (6) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2975 to US$1.00, the noon buying rate in effect as of March 30, 2012, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2012, or at any other rate.

The mobile application store is a platform that allows users of mobile phones to browse and download applications and content. The mobile application store can either be pre-installed or downloaded over-the-air from a website. Applications and content provided by the mobile application store can be developed either in-house or by third-party developers. The mobile application store generates revenues by selling applications and content to mobile phone users, who pay through mobile network operators or other third-party payment providers.

Mobile service providers are payment service providers who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators.

The number of user visits to Maopao refers to the number of visits to our servers for browsing content on the menu of the Maopao application store.

The number of downloads of applications and content titles on Maopao refers to the number of requests made by our mobile users for downloading a particular application or a content title, or for authorization to access a specified feature of a particular application or a content title from Maopao. There may be multiple download requests made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

When calculating the number of Maopao users, we count an individual who uses a particular handset with a particular SIM card to access Maopao as one user. Therefore, an individual who accesses Maopao through one handset with two SIM cards separately will be counted as two users, while an individual who accesses Maopao through two handsets using the same SIM card will also be counted as two users.

The number of active Maopao Community members refers to the number of registered members who logged on to the Maopao Community at least twice a month for the relevant quarter.

This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2010, 2011 and 2012, and consolidated balance sheet data as of March 31, 2010, 2011 and 2012.

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

We have derived our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2010, 2011 and 2012 and the selected consolidated statement of financial position data as of March 31, 2010, 2011 and 2012 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2008 and 2009 and the selected consolidated statement of financial position data as of March 31, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	18,594	207,239	544,258	675,294	685,563	108,863
Cost of revenues from third parties	(9,681)	(134,558)	(353,106)	(461,422)	(465,479)	(73,915)
Cost of revenues from related parties	—	(129)	(1,245)	(3,415)	(5,546)	(881)

Gross profit	8,913	72,552	189,907	210,457	214,538	34,067
Research and development expenses	(1,283)	(12,902)	(26,900)	(52,260)	(71,088)	(11,289)
Sales and marketing expenses	(800)	(5,293)	(21,511)	(38,200)	(37,361)	(5,933)
General and administration expenses	(12,123)	(16,725)	(17,507)	(98,938)	(83,996)	(13,338)
Other operating income, net	—	—	—	—	3,675	584

Profit (loss) from operations	(5,293)	37,632	123,989	21,059	25,768	4,091
Other gains and losses	417	857	3,531	11,179	11,649	1,850
Impairment of investment in an associate	—	—	—	(5,760)	—	—
Finance costs	(1,329)	—	(5,417)	(4,333)	—	—
Share of results of associates	—	(83)	(1,255)	(6,012)	(886)	(141)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(4,156)	(134,616)	(290,135)	106,684	—	—
Gain (loss) on changes in fair value of warrants	(239)	(18,423)	(7,548)	7,377	—	—
Loss on modification of convertible redeemable preferred shares	—	—	(44,439)	—	—	—

Profit (loss) before tax	(10,600)	(114,633)	(221,274)	130,194	36,531	5,800
Income tax benefit (expense)	—	1,180	(8,528)	5,367	(3,602)	(572)

Profit (loss) for the year	(10,600)	(113,453)	(229,802)	135,561	32,929	5,228

Total comprehensive income (loss) for the year	(10,600)	(113,453)	(229,802)	135,561	32,929	5,228

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(10,600)	(113,453)	(229,802)	136,310	32,969	5,234
Non-controlling interests	—	—	—	(749)	(40)	(6)

	(10,600)	(113,453)	(229,802)	135,561	32,929	5,228

Earnings (loss) per share:
Basic	(0.07)	(0.76)	(1.53)	0.74	0.13	0.02

Diluted	(0.07)	(0.76)	(1.53)	0.06	0.13	0.02

Earnings (loss) per ADS(1):
Basic	(0.56)	(6.08)	(12.24)	5.92	1.01	0.16
Diluted	(0.56)	(6.08)	(12.24)	0.48	1.00	0.16

(1)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of non-IFRS net profit for the year, a non-IFRS financial measure, from loss or profit for the year, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
IFRS Profit (loss) for the period	(10,600)	(113,453)	(229,802)	135,561	32,929	5,228
Share-based compensation charges	8,964	5,421	3,606	50,290	45,683	7,254
Initial public offering expenses charged into current expenses	—	—	—	3,659	—	—
Loss (gain) on changes in fair value of warrants	239	18,423	7,548	(7,377)	—	—
Loss (gain) on changes in fair value of convertible redeemable preferred shares	4,156	134,616	290,135	(106,684)	—	—
Loss on modification of convertible redeemable preferred shares	—	—	44,439	—	—	—
Foreign exchange gain relating to gain on changes in fair value of convertible redeemable preferred shares and warrants	(1,943)	(755)	(256)	(12,240)	—	—
Reversal of withholding tax on shareholding dividend (1)	—	—	—	(8,305)	—	—

Non-IFRS net profit for the period(2)	816	44,252	115,670	54,904	78,612	12,482

(1)	Reversal of withholding tax on shareholding dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.
(2)	We define non-IFRS net profit for the period, a non-IFRS financial measure, as profit (loss) for the period excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. We review non-IFRS net profit for the period together with profit (loss) for the period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. However, the use of non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit (loss) for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS net profit for the period in isolation from or as an alternative to total profit (loss) or other financial measures prepared in accordance with IFRS.

	For the Fiscal Year Ended March 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	23,825	27,618	75,105	367,214	137,538	21,840
Term deposits	—	15,000	50,000	152,718	438,393	69,614
Total assets	30,419	102,324	292,491	656,543	718,751	114,133
Convertible redeemable preferred shares	27,690	161,584	451,491	—	—	—
Total liabilities	31,892	211,829	600,003	155,003	138,516	21,995
Total equity (deficit)	(1,473)	(109,505)	(307,512)	501,540	580,235	92,138
Total equity and liabilities	30,419	102,324	292,491	656,543	718,751	114,133
Share capital	57	57	57	92	92	15
Dividends	—	—	16,250	13,000	—	—
Basic earnings (loss) per share	(0.07)	(0.76)	(1.53)	0.74	0.13	0.02
Diluted earnings (loss) per share	(0.07)	(0.76)	(1.53)	0.06	0.13	0.02

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on March 30, 2012, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for the fiscal year ended March 31, 2012 at US$1.00: RMB6.2975, which was the noon buying rate in effect as of March 30, 2012. The prevailing rate on June 22, 2012 was US$1.00: RMB6.3644. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High

Fiscal Year ended March 31, 2008	7.0120	7.4197	7.7345	7.0105
Fiscal Year ended March 31, 2009	6.8329	6.8532	7.0185	6.7800
Fiscal Year ended March 31, 2010	6.8258	6.8268	6.8371	6.8176
Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483
Fiscal Year ended March 31, 2012	6.2975	6.3980	6.5477	6.2935
2011
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3310	6.3122	6.3330	6.2940
February	6.2935	6.2997	6.3120	6.2935
March	6.2975	6.3125	6.3315	6.2975
April	6.2790	6.3043	6.3150	6.2790
May	6.3684	6.3242	6.3684	6.3052
June (through June 22, 2012)	6.3644	6.3648	6.3703	6.3539

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a limited operating history and the long-term potential of our business model is unproven, which makes it difficult to evaluate our business.

We commenced our business in 2005 and launched Maopao for feature phones and smart phones in December 2006 and May 2012, respectively. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. Our business model is relatively new in China. We may not be able to maintain our past results or growth in future periods. Our business model may become obsolete due to the development of other business models or technologies, such as mobile browser technologies. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as the mobile application store market.

We incurred a loss for the fiscal year ended March 31, 2010, and generated net profit in the fiscal years ended March 31, 2011 and 2012. Our ability to maintain profitability depends on, among other factors, the growth of the mobile applications industry, the continued acceptance of Maopao and the applications and content available on Maopao by our users, our ability to provide new applications and other content to meet the demands of our users, our ability to maintain good relationships with industry participants and our ability to control our costs and expenses. We may not be able to sustain profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practices of mobile network operators with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may issue new policies or guidelines or change business practices that affect mobile service providers and companies using their networks. Because we rely on mobile service providers, who in turn rely on their relationships with mobile network operators, and our direct cooperative relationship with a certain mobile network operator, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, mobile service providers and our company are subject to review by mobile network operators from time to time and may lose access to certain mobile network operators’ billing channels. Our financial condition and results of operations may be materially adversely affected by policy or guideline changes by PRC mobile network operators.

For example, in November 2009, China Mobile implemented a series of measures targeted at eliminating offensive or unauthorized content, including pornographic content, on PRC-based WAP sites. As a result, China Mobile and other PRC mobile network operators suspended billing for their users for all WAP and G+ mobile gaming platform services, including services that do not contain offensive or unauthorized content, on behalf of third-party mobile service providers of such services. In January 2010, China Mobile began implementing a series of additional measures targeted at improving the user experience for mobile handset embedded services. Under these measures, mobile applications and other content that are embedded in handsets are required to contain additional notices and confirmations to users during the purchase of such mobile applications and content.

In addition, services based on SMS short codes are required to be more tailored to the specific mobile applications and content offerings or service providers. Such measures make it more burdensome for users to purchase applications and content through our application store. As a result, some users have purchased fewer applications and less content through Maopao or even ceased purchasing through Maopao entirely. Furthermore, since September 2010, China Mobile has applied a set of new measures that require users to send triple confirmation SMSs before a transaction can be effected. When more SMSs need to be transmitted to effect the same volume of transactions, we face more billing and transmission failures. The foregoing developments adversely affected our revenues.

In the third and fourth quarters of 2010, users of one mobile network operator who wanted to download applications or play games had difficulty accessing our servers hosted by a competing telecommunication network operator, which adversely affected our revenues in those periods. We moved our servers to a new hosting company in December 2010 to resolve this issue. Since then we have not experienced the same problems. However, a similar problem could occur in the future, which could materially reduce our revenues. Partly due to the triple-confirmation-SMS measures adopted by China Mobile, our revenue growth has been declining since September 2010. If the government or mobile network operators impose similar or more stringent measures, our results of operations may be materially adversely affected.

PRC mobile network operators or the PRC government could introduce additional requirements with respect to the procedures for ordering monthly subscriptions or single-transaction downloads of applications and other content offered through Maopao, notifications to users, the billing of users or other consumer-protection measures or adopt other policies that may require significant changes in the way we promote and sell the applications and content on Maopao, any of which could materially adversely affect our financial condition and results of operations.

Our failure to maintain cooperative relationships with handset companies to pre-install our application store onto mobile handsets or to cooperate with additional handset companies would decrease in our market share.

We rely on handset companies to pre-install our mobile application store onto their mobile phones, which is the primary way we have developed our large user base. We had entered into cooperation agreements with over 860 handset companies as of March 31, 2012 to pre-install Maopao on their products. Our agreements with handset companies are generally for two year terms and usually contain automatic renewal provisions.

Due to our reliance on handset companies to pre-install Maopao, any loss of or deterioration in our existing relationships with handset companies, or our failure to cooperate with additional handset companies, particularly those with a substantial market share or growth potential, would decrease the number of our users and our market share. In addition, our handset company partners face fierce competition in an industry characterized by evolving technological standards. If our partners lose their market share, our revenues would decrease. Furthermore, the amount paid to handset companies under sales proceeds sharing arrangements have constituted a significant portion of our total cost of revenues in recent years. Unfavorable changes to our sharing arrangements with handset companies could adversely affect our results of operations.

Handset companies often pre-install other mobile application stores in addition to Maopao, which could adversely affect purchases of applications and content on Maopao, decreasing our revenues. In addition, certain handset companies may consider entering the mobile application store market, adversely affecting our relationships with such handset companies.

Our failure to increase the installed base of Maopao among feature phones would adversely affect our market share and results of operations.

Maopao is pre-installed primarily on feature phones. Our ability to increase the installed base of Maopao depends on many factors, some of which are outside our control. Overall, China handset sales have experienced high growth in the past, but this trend may change. Feature phones may no longer account for a majority of the handsets in China. China’s handset market is rapidly evolving, and new entrants in this market often emerge. Sales of handsets, particularly feature phones, are affected by changing consumer tastes, market trends and other factors. Therefore, handset companies and design houses occupying leading market positions in one year may lose a substantial portion of their market share the next year.

Although we work with feature phone handset companies holding a large aggregate market share in China, these handset companies may not maintain their market share. In addition, mobile carrier-subsidized handsets, most of which have other mobile application stores pre-installed, historically have had a relatively large market share in China, and their market share in China is growing due to increasing customer acceptance, which may adversely affect our ability to pre-install Maopao onto handsets, particularly feature phones. Our failure to increase the installed base of Maopao among feature phones would adversely affect our market share and results of operations.

We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.

The mobile application store market in China is highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, improved performance characteristics, rapid adoption of technological and product advancement, and price sensitivity on the part of users. We compete directly with:

•

other independent application store operators that offer mobile application stores similar to ours, such as NetDragon Websoft Inc., Shenzhen Shenxunhe Technology Co., Ltd., Shanghai Snowfish Tech. Co., Ltd. and Shanghai Coolbar Co., Ltd.;

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones and other mobile devices from Apple Inc. or the Ovi Store on Nokia handsets;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	emerging mobile operating systems which have their own application stores, such as Android or Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Qihoo 360, Alibaba, Tencent and Baidu.

We may also face alliances between our existing and new competitors and new competitors may emerge. For example, mobile service providers, handset companies or other parties may introduce a mobile application store or other business model to compete with us. In addition, some wireless communication chip manufacturers have launched or plan to launch their own application stores. With more industry entrants, aggressive price cutting by competitors may reduce our gross margins.

Some of our competitors have significantly greater financial, technological and marketing resources, stronger relationships with industry participants and a larger portfolio of content offerings than we do. Some of our competitors, especially major foreign mobile application store providers, have greater development experience and resources than we have. If new competitors enter the market or competition among existing competitors intensifies, we may have to provide more favorable revenue sharing arrangements to industry participants working with us, which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would suffer.

We depend on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of our revenues, and any loss of or deterioration in our relationships with mobile service providers, or a disruption in our mobile service providers’ relationships with mobile network operators, may result in severe disruptions to our operations and loss of revenues.

For the three fiscal years ended March 31, 2012, we collected a substantial majority of our revenues through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators. As of March 31, 2012, we had entered into agreements with over 90 mobile service providers, such as Tom.com, Kongzhong and Sina. Our agreements with mobile service providers are generally for one to three year terms and many include automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but, on occasion, the renewals or new contracts can be delayed for periods of one month or more.

We rely primarily on mobile service providers for collection of sales proceeds from users and they in turn depend on mobile network operators to provide billing and collection services. Three mobile network operators, namely China Mobile, China Unicom and China Telecom, dominate the wireless telecommunications sector in China. As China Mobile has the largest subscriber base in China, we have collected a significant majority of our sales proceeds through China Mobile. Because these large mobile network operators, particularly China Mobile, hold a dominant position in China’s mobile market, mobile service providers face significant risks with respect to their arrangements with mobile network operators, and which could affect our business and results of operations.

For example, since late 2009, these mobile network operators have increased their monitoring of inappropriate mobile content and activities through quality control procedures on services provided by mobile service providers. They unilaterally terminated services provided by some mobile service providers due to these mobile service providers’ alleged provision of inappropriate content in violation of regulatory requirements or due to their charging users service fees without consent.

Although we may switch to another mobile service provider if a service provider’s payment channel becomes unavailable or its collection performance deteriorates, such a change could result in delays and lower revenues. In addition, because we rely on mobile service providers to collect sales proceeds from our users, any loss of or deterioration in our relationships with mobile service providers or a disruption in our mobile service providers’ relationships with mobile network operators may severely disrupt our operations, decrease revenues, potential credit risk of our trade receivables and materialy adversely affect our financial condition and results of operations.

If we fail to maintain cooperative relationships with mobile network operators, our revenues and growth prospects may be adversely affected.

In late 2011, we began to cooperate with China Mobile to enhance our market presence. We have entered into a promotion agreement with China Mobile pursuant to which China Mobile’s reading application software became available as a downloadable application via Maopao’s browser, the Maopao application store and technical plug-ins to our Maopao Community. In addition, we have entered into a partnership agreement with China Mobile. Pursuant to the partnership agreement, we provide certain content and applications on China Mobile’s gaming platform and China Mobile provides billing and collection services to us. Both agreements have a one-year term and contain automatic renewal provisions. For fiscal 2012, our relationship with China Mobile accounted for approximately 1.7% of our revenues.

We plan to strengthen our cooperation with China Mobile and expect to establish similar cooperative relationships with other mobile network operators. However, we may not be able to establish such cooperative relationships with other mobile network operators. If we fail to maintain such relationships, we may not be able to find appropriate replacement operators and our business and prospects may be adversely affected. Furthermore, mobile network operators monitor our operations and if we fail to comply with their policies or guidelines, they may impose sanctions, including denying us access to their billing channels, adversely affecting our financial condition and results of operations.

We depend on the billing and collection systems of mobile network operators and mobile service providers. The inaccuracy of these systems or deterioration in the financial condition of mobile network operators and mobile service providers could affect our business and results of operations.

We depend indirectly on mobile network operators to maintain accurate records of payments by users and collect such payments. Our mobile service providers typically receive periodic statements from mobile network operators confirming the value of our mobile applications and content that the mobile network operators billed to users. We in turn receive periodic statements from mobile service providers, which indicate the aggregate amount of fees charged to users for purchases of applications and content through Maopao. While we conduct independent sampling tests to verify information provided to us, our sampling is on a relatively small scale compared to total transaction volume and the inaccuracies found are usually resolved through negotiations with mobile service providers. Our business and results of operations could be adversely affected if the mobile network operators or mobile service providers miscalculate the revenues generated from the sales of our mobile applications and content.

We generally offer our mobile service providers credit terms ranging from 60 to 90 days. Receivables from our top ten mobile service providers accounted for approximately 65.4% and 68.5% of our total trade receivables as of March 31, 2011 and March 31, 2012, respectively. Failure to timely collect our receivables from mobile service providers may adversely affect our cash flows. Our mobile service providers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us. Any inability of mobile service providers to pay us may adversely affect our earnings and cash flow.

Our revenues and cost of revenues are affected by billing and transmission failures that are often beyond our control. Failure to implement a new system to correctly record billing and transmission failures in a timely manner could harm the credibility of our system and our relationships with industry participants.

After a mobile user confirms a purchase of mobile applications or other content, the mobile service provider will send the user a confirmation SMS with transaction details and send a simultaneous message to the mobile network operator, which we refer to as a message original, or MO. We also record such transactions on Maopao. Upon receiving the MO data, the mobile network operator will verify the execution of a transaction. If the transaction has been effected, the mobile network operator usually will receive, from the user’s mobile phone, a confirmation message, which we refer to as a message received, or MR. Based on MR data, mobile network operators record the transactions and bill the user.

The MR data are usually lower than the MO data for various reasons, including:

•	the mobile network operator experiences technical problems with its network that prevent the transmission of MR data;

•

the delivery of mobile applications and content through Maopao to a user is prevented because the user’s phone is turned off for an extended period of time, or the user’s prepaid phone card has run out of value; and

•	we experience technical problems with Maopao that prevents the delivery of our applications and content.

These situations are known in the industry as billing and transmission failures. In the fiscal year ended March 31, 2012, the monthly MR amounts we received from mobile network operators were approximately 10% to 20% lower than the monthly MO amounts recorded on Maopao.

We recognize our revenues based on MR data. In line with industry practice, we make payments to content providers and handset companies based on our MO data rather than MR data, because MR data generally does not contain sufficient information to enable us to identify which application or content title is purchased through which handset model. Consequently, share of sales proceeds based on MO data may not accurately reflect content providers’ and handset companies’ contribution to transactions. Recognizing the difference between MO and MR data, we apply discount ratios to our MO data to account for billing and transmission failures.

Policy changes by PRC government authorities and mobile network operators may augment billing and transmission failures. Due to a change in China Mobile’s practices, since January 2010 we have not been able to match the data of an individual download with a particular content and handset model. Since that time, we have calculated the sales proceeds payable to individual content providers and handset companies based on the number of application and content downloads recorded by our servers attributable to the relevant content and handset models as a percentage of the aggregate number of downloads recorded by our servers during the relevant periods. Our relationship with a content provider or a handset company may suffer if that company believes that the amount we have paid for its products or services since China Mobile’s practice change in January 2010 did not accurately reflect the amount it is entitled to receive pursuant to the terms of its contract.

In August 2010, we implemented a new system that provides a more reliable estimate matching the MO data provided by the mobile service providers and mobile network operators with individual user transactions recorded by our transaction clearing system. However, if we fail to verify the accuracy of data provided by this system in a timely manner, we may not be able to accurately reward third-party content providers and handset companies, which could harm the credibility of our system and adversely affect our relationships with them.

We focus on the feature phone market and are new entrants to the smart phone market. Failure to capture opportunities in the expected growth of the smart phone market could materially adversely affect our prospects.

We primarily work with handset companies designing and manufacturing feature phones, which currently have a larger market share in China than smart phones. Smart phones are already popular in developed countries and are gaining popularity in China, which challenges feature phones’ dominant market position in the Chinese handset market. Smart phones are technologically advanced devices with personal computer-level versatility that operate advanced operating systems such as Android, Apple’s iOS, BlackBerry OS, Linux, Symbian and Windows Phone. Smart phones are becoming more affordable in China because of PRC government-subsidized programs.

Smart phones are usually characterized by more powerful processors, larger screens and higher data storage capacity than feature phones, and are able to easily install and run high performance multimedia applications. We have designed versions of our Maopao application store which can be downloaded over the air to smart phones with operating systems such as Symbian and Android. However, downloading and installing these customized versions is not as convenient to users as accessing Maopao pre-installed on their handsets. As smart phones gain market share in China and around the world, some of our users may migrate to smart phones, which can operate applications with better functionalities than feature phones.

As smart phones increase market share in China, some of our users may migrate to smart phones, which can operate applications with better functionalities than feature phones. Primarily as a result of the declining share of the feature phone market in China, our application store revenues in fiscal 2012 decreased by 8.8% compared to fiscal 2011. If the feature phone market continues to decline, and we fail to capture the opportunities in the growing smart phone market, our results of operations and financial position could be materially adversely affected.

If our smart phone series of products do not achieve wide market acceptance or if we fail to generate profits with respect to such products, our results of operations may be adversely affected.

In May 2012, we launched a new version of our Maopao application store for smart phones, in particular Android-based smart phones, which we believe will be one of the major smart phone operating systems in China. We are new entrants to the smart phone market, a fast-growing market with different characteristics than the feature phone market. For example, the smart phone market employs open-source technologies by which our users can freely download our applications through alternative sources and without accessing our application store.

We cannot assure you that we can keep up with the technical developments of the smart phone market or that we can successfully establish relationships with smart phone companies and increase or maintain the volume or market share of mobile handsets with Maopao pre-installed. In addition, many smart phone companies have developed their own application stores. Even if Maopao is installed on smart phones, we will compete with the application stores operated by these smart phone companies and smart phone users may not use the applications and content on Maopao at the same level as they use feature phones.

As community-based applications and other content offered through Maopao are expected to account for an increasing portion of our future revenues, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that community-based applications with social network functions, such as mobile social games, will generate an increasing percentage of our revenues in the foreseeable future. However, we began operating pilot mobile social games in 2008 and have limited experience in this area. In addition, community-based applications require a substantial number of users to reach critical mass and may result in the concentration of users in certain applications or titles. For example, in the fiscal year ended March 31, 2012, we estimate that Fantasy of the Three Kingdoms accounted for a substantial majority of our Maopao Community revenues through K Currency, the primary form of payment allowed for purchases in the Maopao Community. We are also enhancing our efforts in marketing mobile applications and content with social network functions, though our experience in that field is limited. Accordingly, any of the following could materially adversely affect our business, financial condition and results of operations:

•	any reduction in or failure to grow the user base of our community-based applications and other content provided through Maopao;

•	any decrease in the popularity of our community-based applications and content or any decrease in their purchases due to intensifying competition or other factors;

•	failure by us or third-party content providers to make quality upgrades, enhancements or improvements to these applications and content in a timely manner in response to user preferences;

•	failure by us or third-party content providers to develop and launch new community-based applications and content appealing to users;

•	our failure to efficiently operate community-based applications and content and provide effective customer service;

•	our failure to comply with regulatory requirements with respect to these applications and content; or

•

any breach of related software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to these applications and content.

Laws and regulations regulating mobile social games in China are developing and may change. If we fail to obtain or maintain all applicable permits and approvals, our business and results of operations would be materially adversely affected.

Operating mobile social games in China requires a series of permits and approvals. For example, we have obtained a license from the Ministry of Culture with respect to the operation of mobile social games. In addition, the Internet publication of mobile social games requires pre-approval from the General Administration of Press and Publication, or GAPP. We operate a substantial majority of our mobile social games in collaboration with third parties such as content providers, and such third parties are in charge of obtaining the approvals from GAPP.

For the remaining mobile social games we operate, we are responsible for obtaining approvals from GAPP. Because the requirement for GAPP approval of mobile social games was imposed in late 2009 and the approval process is lengthy, GAPP has not yet approved any mobile social games that we operate. With respect to the games that we operate alone, we have not submitted applications for GAPP approval as we are first required to obtain an online publication license from GAPP. We have started the process of obtaining such a license. We cannot assure you that we can obtain an online publication license in a timely manner or at all.

With respect to the games that we operate in collaboration with third parties, third parties have submitted applications for GAPP approval for some of the games. We have requested other third parties to submit applications to GAPP for approval of the other games as soon as possible. In case we or such third parties cannot obtain GAPP approval, we may be subject to various penalties, including fines and discontinuation of operation of the relevant games. As mobile social games are at an early stage of development in China, new laws and regulations may require additional licenses and permits. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to the operation of mobile social games. We cannot assure you that we will be able to timely obtain required licenses or any other new license required, and we may be found in violation of PRC laws and regulations.

The PRC government has introduced measures aimed at regulating online games, the provision of virtual currency and other related content. If we are deemed to have violated any of the rules and regulations, we may be subject to penalties and our results of operations may be materially adversely affected.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies which plan to engage in the operation of online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. This rule also regulates content review and other aspects of the operation of online games as well as virtual currency transaction services. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

In addition, the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the MOC in February 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out through electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game items.

Our mobile games, including both single-player games and mobile social games, may be subject to government approval before placement on Maopao. All of our revenues from mobile social games are collected through the sale of our virtual currency, the K Currency. Our item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. The restrictions imposed by the above rules may result in lower sales of our virtual currency, and could adversely affect our game revenues. If our operations or the applications and content on Maopao are deemed to have violated any of these rules and regulations, we may be subject to penalties and our results of operations may be materially adversely affected.

We may not be successful in effectively promoting or developing our brand.

Enhancing the awareness of our “Maopao” brand among users and establishing it as a consumer brand with high recognition forms an integral part of our growth strategy. We believe our future success depends on, among other things, market recognition and acceptance of our “Maopao” brand. We lack experience in promoting or developing our brand among users. To effectively promote our brand, we must build and maintain our brand image by focusing on a variety of promotional and marketing activities to promote brand awareness. We may not be able to effectively promote or develop our brands and if we fail to do so our growth may be adversely affected.

In addition, negative publicity or disputes regarding our brand, offerings, company or management could materially adversely affect public perception of our brand. Many of the factors that affect our brand may be outside our control. Industry participants, including handset companies and content providers working with us could taint our brand because of concerns over the quality of their products and services. Any impact on our ability to effectively promote our brand or any significant damage to our brand’s image could materially adversely affect our sales, profits and prospects.

Our ability to generate revenues could suffer if the PRC market for mobile application stores and advanced applications and content does not develop as anticipated.

The mobile application store market in China has evolved rapidly in recent years, with the introduction of new business models, changing user preferences, new service and product offerings, new competitors and evolving strategies by existing competitors. We expect these trends to continue, and we must adapt our strategy to successfully compete in our market.

In particular, we are focused on operating a mobile application store that provides a wide range of applications and other content for feature phone handsets using 2G and 2.5G technologies by cooperating with industry participants, including content providers, mobile service providers and handset companies. However, mobile phone users and industry participants may not accept or promote our technologies, business model and offerings. In addition, numerous other technologies and business models in varying stages of development, such as mobile tablets, netbooks and other mobile Internet devices involving fourth generation mobile technologies, could render certain current technologies or applications obsolete.

Accordingly, it is difficult to predict user demand for offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that users will be willing to pay for offerings provided through our mobile application store or whether users will have concerns over security, reliability, cost and quality of service associated with our offerings. If acceptance of our mobile application store is different than anticipated, our ability to maintain or increase our revenues and profits could be materially adversely affected.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our Maopao application store.

China has enacted regulations governing telecommunication mobile service providers, Internet and wireless access and the distribution of news and other information over the Internet and wireless telecommunication networks. Under these regulations, Internet content providers and Internet publishers, such as our company, are prohibited from posting or displaying over the Internet or wireless networks content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is obscene, superstitious, fraudulent or defamatory. When Internet content providers and Internet publishers find that information falling within the categories above is transmitted on their websites or platforms, they must terminate the transmission or delete such information immediately, maintain records of the violations and report the violations to the authorities.

Failure to comply with these requirements could result in the revocation of required licenses and the closure of the websites or platforms involved. The website or platform operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website or platform. Mobile network operators like China Mobile also have their own policies prohibiting or restricting the distribution of inappropriate content. Since December 2009, the Chinese government has been increasing its efforts to crack down on inappropriate content disseminated over the Internet and wireless networks.

On December 15, 2009, the Ministry of Industry and Information Technology of the PRC, or MIIT, issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business and promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing obscene material on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to the authorities.

Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct daily inspections of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities. On June 3, 2010, the MOC issued the Rule on Online Games, according to which companies that plan to operate online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations.

As these regulations are relatively new and subject to interpretation by the authorities, we may not be able to determine the type of content that could result in liability as a mobile application store operator. Although we may determine that the mobile applications and content provided on Maopao comply with regulatory requirements, regulatory authorities may hold a different view. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through Maopao, despite our attempt to monitor such content. For example, many of the industry participants with which we work, such as handset companies and content providers, have access to the technology used to develop applications for Maopao. Personnel who have access to our technology may develop malware and other inappropriate content.

Although we control the content displayed on Maopao, a distributor of malware or other inappropriate content developed in our proprietary format could disseminate such content directly through the Internet without accessing our Maopao server and users may download such content onto their mobile handsets. To the extent that regulatory authorities find any portion of the applications and content on Maopao objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail such content on Maopao, which may reduce our user traffic.

We may be subject to significant penalties for violations of regulations arising from information displayed on, retrieved from or linked to Maopao, including a suspension or shutdown of our operations. Any violation, or perceived violation, of such regulations may subject us to claims of contractual breaches from the industry participants we work with, including mobile service providers and handset companies. In addition, we may face suspensions or termination of our cooperative relationships with other industry participants and/or claims for monetary damages, and our financial condition and results of operations would be materially adversely affected.

Potential problems encountered when we implement a new system to record user data may lead to user dissatisfaction and loss of revenues, which may adversely affect our results of operations.

In August 2010, we implemented a new system to record user data and match most MO data provided by the mobile service providers and mobile network operators with individual user transactions recorded by our transaction clearing system. The new data record system allows us to verify the accuracy of records provided to us by mobile service providers and more accurately calculate the fees payable to industry participants such as handset companies and content providers. Since we implemented this new data record system, however, we have determined that in approximately 5% to 8% of transactions, users may not be able to access the applications or content they chose after they confirm a purchase, which results in a failed purchase and lost revenues. We cannot assure you that the rate of failed purchases will decrease, resulting in user dissatisfaction and loss of revenues, and adversely affecting our results of operations.

We rely on third-party content providers for a majority of the applications and content available on Maopao. Our failure to license or otherwise obtain applications or content that meet user demand would materially adversely affect our business.

We contract with third-party content providers to offer their mobile applications and other content through our mobile application store. A majority of our licensing arrangements with these third parties are short-term and do not guarantee the continuation or renewal of these arrangements on reasonable terms, or at all. Most licensing arrangements, particularly those for simple applications and single-player games, have an exclusivity period of only three to six months, if any. Some third-party content providers may offer competing mobile applications and content, and could make it more difficult or impossible for us to license their content in the future. Other content owners, providers or distributors may seek to limit our access to, or increase the total cost of, such content.

There is no assurance that content providers will continue to develop and maintain applications and other content for our mobile application store on a timely basis or at all. If we cannot offer a wide variety of mobile content at reasonable prices with acceptable usage rules, our financial condition and operating results may be materially adversely affected. If content licensed to us is also available to other application store operators or other competitors because our licenses are not exclusive or the exclusivity period has expired, the popularity of Maopao and our ability to generate profits may be adversely affected. For example, since the expiration of the three-month exclusivity period for the mobile social game Fantasy of the Three Kingdoms, we have faced competition from other application stores that offer the same game.

Furthermore, we develop certain applications and content available on Maopao in-house. For example, we developed our card game center in-house. Such development may negatively affect the decisions of content providers to develop, maintain and upgrade similar or competitive applications for Maopao. If content providers focus their efforts on competing mobile application stores, the availability and quality of applications for Maopao may suffer.

If we are unable to successfully develop, license, launch and operate additional mobile applications and other attractive content that grows our user base and increases our revenues, our results of operations will be adversely affected.

We will need to develop, license, launch and operate mobile games and other popular content to replace our mobile games and other content as they reach the end of their useful economic lives to meet our strategy of offering content that expands our user base and increases our revenues.

We are developing applications and other content in-house as well as licensing new mobile applications and other content from third parties. The success of our mobile application store will largely depend on our ability to anticipate and effectively respond to changing user tastes and preferences and technological advances in a timely manner. We cannot assure you that we can identify and license from third parties appropriate mobile games and other applications and content on reasonable terms or at all, nor can we assure you that the mobile applications and other content we license or develop will be launched as scheduled, viewed by the regulatory authorities as complying with content restrictions, attractive to users, able to compete with mobile applications and other content offered by our competitors, or commercially successful.

In addition, as we introduce content, some of our existing users may switch to new content. If this transfer of users from our existing mobile applications and other content does not grow our overall user base and revenues, our growth and profitability may be materially adversely affected. If we are not able to develop, license or acquire mobile applications and other content that are commercially successful and appeal to users, our future profitability and growth prospects will decline.

Our failure to anticipate or successfully implement new technologies could render Maopao uncompetitive or obsolete and reduce our revenues and market share.

Our proprietary Maopao application store and related technologies, including standard software development kits and tool suites, are critical to our success. The mobile applications industry is changing rapidly. We need to anticipate the emergence of new technologies and assess their market acceptance. We also need to invest significant financial resources in research and development to keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market.

However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our products. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace with which mobile application store technology has developed, we may not be able to timely improve Maopao and related technologies in an efficient and cost-effective manner, or at all. New technologies in our industry could render the technologies and product offerings that we are developing or expect to develop obsolete or uncompetitive, decreasing our revenues and market share.

Undetected programming errors or flaws in our mobile application store or applications could harm our reputation or decrease market acceptance of Maopao.

Our mobile application store and applications available through our store, such as mobile social games, which are subject to frequent improvement and update, may contain errors or flaws that may only become apparent when mobile users access the updated application store and applications, particularly as we launch new features and updates under tight time constraints. We mostly rely on our users to inform us of programming flaws affecting their experience, and we are generally able to resolve such flaws promptly.

However, if we do not promptly resolve programming errors or flaws, we may lose users and our revenues, our reputation and the market acceptance of Maopao may suffer. In addition, Chinese government authorities have promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If a programming error or flaw in Maopao inadvertently charges users without consent, we may be subject to administrative penalties and fines.

Failure to maintain effective customer service could harm our reputation or decrease market acceptance of Maopao, which would materially adversely affect out results of operations.

Customer service is critical to retaining current users and attracting potential users, and we may not be able to maintain and improve the quality of our customer service to meet mobile users’ expectations. If Maopao or the mobile applications and other content offered through Maopao contains errors or other flaws, or if we otherwise fail to provide effective customer service, our users may be less inclined to use Maopao or recommend Maopao to other potential users, and may switch to our competitors’ mobile application stores.

Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our other users. Unsatisfactory customer service can disrupt our operations, adversely affect the user experience, harm our reputation, cause our users to stop using Maopao and delay market acceptance of Maopao or the mobile applications and other content offered through Maopao, any of which could materially adversely affect our results of operations.

Unexpected network interruptions, data loss, security breaches, computer virus attacks or other risks relating to the operation of applications on Maopao could materially adversely affect our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of applications and content available on Maopao may harm our reputation and ability to attract and maintain users. Major risks involved in these applications include, among others, any breakdowns or system failures in our network infrastructure resulting in a prolonged shutdown of all or a material portion of our servers, including failures attributable to sustained power outages or efforts to gain unauthorized access to our systems.

Our critical servers and backup servers are located in Hangzhou, though not in the same building. As a result, our network systems are vulnerable to damage from natural disasters or accidents affecting the region where these servers or our other network equipment are located, such as fire, flood, power loss, telecommunications failures, computer viruses, hacking and other similar events. Any network interruption or inadequacy that causes interruptions in the availability of our offerings or a deterioration in the quality of access to our offerings could reduce user satisfaction and our competitiveness.

In addition, any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could materially adversely affect our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems and we do not have business interruption insurance.

The growth of our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless businesses is the secure transmission of confidential information over the wireless network. We have implemented an account management system for users of our community-based applications and content and plan to expand this system to all of our users. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user names and passwords. While we have not experienced any material breach of our security measures to date, advances in technology, new discoveries in the field of cryptography, or other events or developments could result in a compromise or breach of the algorithms we use to protect user information.

A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security and privacy of user information may inhibit the wireless business generally, and our mobile application store in particular. To the extent that our activities involve storing and transmitting proprietary information, security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. There can be no assurance that our security measures will prevent security breaches, and failure to prevent such security breaches may materially adversely affect our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may materially adversely affect our reputation and business.

In addition to collection through mobile service providers, we collect a small portion of our revenues through payment processing agents, who help us collect sales proceeds through third-party payment channels such as the game cards of third-party companies, other prepaid cards, bank remittances, China Post and virtual money, among other methods. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence.

We do not control the security measures of third-party payment channels and we cannot assure you that their security measures will be adequate in light of our expected increased usage of their payment channels. Security breaches in these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation and ability to attract users and discourage users to pay through these third-party payment channels.

Our business is increasingly subject to the risks of international operations.

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate local content providers, handset companies, mobile service providers or joint venture partners and establishing and maintaining good relationships with them;

•	difficulty in understanding local markets and cultures;

•

compliance with foreign laws and regulations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

Our financial condition and operating results could be significantly affected by these and other risks associated with international activities. Although we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, our employees, contractors or agents could violate such laws and regulations or our policies. Any such violations could materially adversely affect our financial condition and operating results.

Our business could suffer if we do not successfully manage our growth.

We have experienced a period of rapid growth and expansion that has placed a strain on our management personnel, systems and resources. To accommodate our growth, we may need to implement and maintain a variety of new and improved operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts.

We will also need to expand, train, manage and motivate our workforce, and manage our relationships with our users and other industry participants, such as content providers, mobile service providers and mobile handset companies. These endeavors will require substantial management effort and skill and additional costs. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may limit our growth and hamper our business strategy.

We may not be able to adequately protect our intellectual property rights, which could harm our business and competitive position.

Trademarks, trade secrets, copyrights and other intellectual property we use are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have invested significant resources to develop our intellectual property and acquire licenses to use and distribute the intellectual property of others for our business. Our failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and reputation.

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other western countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our patents or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and divert resources and management attention, which could harm our business and competitive position.

Our results of operations, financial performance and business may suffer from intellectual property rights infringement claims against us.

We could face claims that we are improperly using intellectual property owned by others or otherwise infringing their intellectual property rights. Third parties license a large portion of the content available on Maopao, including most mobile music and book titles. Although we take measures to ensure that licensors have intellectual property rights with respect to the licensed content, we may be subject to infringement claims regarding such licensed content.

Regardless of the validity of such claims, we could incur costs defending or settling any intellectual property disputes alleging infringement. Intellectual property litigation could force us to, among other things, stop offering certain mobile applications or content, develop non-infringing alternatives or obtain licenses from the owners of the infringed intellectual property. We may not be successful in developing alternatives or in obtaining licenses on reasonable terms or at all, materially adversely affecting our results of operations, financial performance and business.

We substantially depend on our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Michael Tao Song, our chairman and chief executive officer, Mr. Li Ou, our chief technology officer, Mr. Carl Yeung, our chief financial officer and Mr. Qing Yan, our chief operating officer. If one or more of our senior management or other key personnel were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. Our business, financial condition and results of operations may suffer, and we may incur additional expenses to recruit, train and retain personnel.

In addition, Mr. Carl Yeung is a co-defendant in a securities class action filed against China Natural Gas, Inc., a Delaware corporation whose common shares were listed on the NASDAQ Global Market. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” These actions and any future legal proceedings against any of our management members may divert their attention and harm their reputation regardless of the results of litigation, and may adversely impact our business and reputation. Mr. Yeung could also be held individually liable for civil damages.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose collaborators, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement and certain confidentiality and non-competition clauses or agreements with us. However, if any dispute arises with our officers, the non-competition provisions contained in their confidentiality and non-competition clauses or agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the grounds that we have not provided adequate compensation to these executive officers for their non-competition obligations as required under PRC law.

We may not be successful in attracting and retaining qualified personnel.

We need to hire and retain additional qualified employees to support our operations and planned expansion. Since our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to retain key personnel, particularly considering our location in Hangzhou, a region less attractive to some potential employees than cities such as Beijing or Shanghai. We cannot assure you that we will be able to attract or retain the qualified key personnel that we will need to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholder has substantial influence over our company and its interests may not be aligned with the interests of our other holders of our common shares and ADSs.

Our principal shareholder, Xplane Ltd., a British Virgin Islands company controlled by Mr. Michael Tao Song, our chairman and chief executive officer, and his wife, held 57.1% of our outstanding share capital as of March 31, 2012. Accordingly, Xplane Ltd. has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even our other shareholders oppose such a transaction.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Other than insurance for some of our transportation vehicles, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosion, flood or a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially adversely affected.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection

Our independent registered public accounting firm that issued the audit report included in this annual report filed with the US Securities and Exchange Commission, as the auditors of a company that is traded publicly in the United States and a firm registered with the US Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, where the PCAOB may not conduct inspections without the approval of Chinese authorities, the PCAOB has not inspected our auditors.

Inspections of other firms conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to this lack of PCAOB inspections.

If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, adversely affecting investor confidence and the market price of our ADSs.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules, or Section 404, require us to include a management report which contains management’s assessment of the effectiveness of our internal controls over financial reporting in our annual report.

Prior to our initial public offering in December 2010, we were a private company and had limited accounting personnel and other resources with which to address our internal control over financial reporting. During the audit of our financial statements for the fiscal years ended March 31, 2010 and 2011, we identified one material weakness and one significant deficiency in our internal control over financial reporting. The material weakness was related to design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information. The significant deficiency identified was related to lack of established and documented financial accounting policies and procedures.

To remedy the material weakness and significant deficiency identified, we have hired two new internal IT control managers and a new internal control manager who have extensive experience with internal control design, implementation and review. We have also engaged a third-party accounting firm to help us with the design of internal control over computer systems and financial accounting policies and procedures. In addition, we have organized our accounting and internal control personnel to participate in various training and seminars provided by third-party specialists on internal control, IFRS and SEC reporting requirements updates. We believe that the implementation of these measures have addressed the material weakness and significant deficiency in our internal control over financial reporting and therefore conclude that the material weakness and significant deficiency have been remediated as of March 31, 2012.

Our management has concluded that our internal control over financial reporting is effective. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our management’s assessment of our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects.

If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to conclude that we have effective internal control over financial reporting and our financial statements could become unreliable, which could result in material misstatements in our financial statements. In addition, if we fail to meet our reporting obligations, investors may lose confidence in our reported financial information. Any of these events could limit our access to capital markets, harm our results of operations, and decrease the trading price of our ADSs.

Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which could materially adversely affect our business. In addition, such undertakings may not be successful.

Our strategy includes plans to grow both organically and through acquisitions, joint ventures or other strategic alliances. Acquisitions, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. We may not be able to identify suitable acquisition candidates or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors. These factors include:

•	diversion of management’s attention;

•	difficulties in retaining personnel of the acquired companies;

•	unanticipated problems or legal liabilities; and

•	tax and accounting issues.

If we fail to integrate acquired companies efficiently, our earnings, revenue growth and business could be negatively affected.

Furthermore, the acquired companies may not perform to our expectations for various reasons, including legislative or regulatory changes that affect the products in which the acquired companies specialize and the loss of key personnel and users. If we do not realize the benefits envisioned from such acquisitions, joint ventures or other strategic alliances, our overall profitability and growth plans may suffer.

We may be unable to secure additional funding or to obtain such funding on favorable terms.

We believe that our current cash and cash equivalents and the anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the next 12 months. We may, however, require additional cash resources to finance our growth or other future developments, including investments or acquisitions. The amount and timing of such additional financing needs will vary principally depending on the timing of new product or service launches, investments or acquisitions, and cash flow from our operations.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of mobile application store operators in China;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if a recession occurs or other events cause volatility in capital markets worldwide.

We may experience fluctuations in quarterly operating results.

Our quarterly operating results have experienced fluctuations due to a variety of factors, including policy changes, the demand for our offerings and our competitors’ products and services, the launch of new mobile applications and content through Maopao and our revenue sharing arrangements with industry participants. Although our revenue sharing arrangements with industry participants vary within a small range, such differences may result in fluctuations in gross margin from period to period.

Our cost of revenues as a percentage of total revenues may be higher in a particular period if a handset company that is entitled to a relatively higher percentage of sales proceeds introduces a new handset model through which we generate a substantial amount of revenues compared to other periods when revenues are generated through handsets from handset companies that are entitled to a relatively lower percentage of sales proceeds. In addition, changes in policy and practices by network operators, including China Mobile, may affect the availability of mobile service providers and user experience in a particular period, result in increased billing and transmission failure rates, cause delays associated with switching from certain service providers to others, and affect our quarterly results of operations.

Our revenues may be affected by seasonality. For example, our revenues tend to be higher during holiday periods when users tend to purchase more applications and other content through our mobile application store. Such seasonality was less prominent in recent periods in which we achieved significant revenue growth, but may become more prominent in the future. We believe that period-to-period comparisons of operating results are not necessarily indicative of our future results. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the economic growth of China, negatively impacting our business.

We conduct substantially all of our business operations in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy slowed in the second half of 2008 and early 2009. There is also uncertainty with respect to the Chinese economy for 2012 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could negatively impact our business, operating results and financial condition. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base to offset the impact of decreased spending by our existing users.

The PRC government exercises significant control over China’s economic growth through direct allocation of resources, monetary and tax policies and a host of other government policies, such as those that encourage or restrict investment in certain industries by foreign investors, control the exchange between RMB and foreign currencies and regulate the growth of the economy or specific markets. Government involvement has been instrumental in China’s significant growth in the past 30 years. If the PRC government’s policies fail to help the Chinese economy achieve further growth or otherwise negatively affect our business, our growth rate, strategy and results of operations could be adversely affected.

If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.

We are a Cayman Islands company and, as such, we are classified as a foreign enterprise under Chinese law, and our PRC subsidiaries, Hangzhou Dianneng Technologies Co., Ltd., or Dianneng, Pusida (Beijing) Technologies Co., Ltd., or Pusida, and Hangzhou Tiandian Investment Consulting Co., Ltd., or Tiandian, are foreign-invested enterprises. Various regulations in China restrict foreign-invested entities from holding certain licenses required to operate mobile application store business, including telecommunications value-added services operation licenses, and from making certain strategic investments in China. In light of these restrictions, we rely on our SPEs, Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, and Hangzhou Feineng Technologies Co., Ltd., or Feineng, to hold and maintain the licenses necessary to operate our mobile application store business in China and Hangzhou Sky Investment Co., Ltd., or Hangzhou Investment, to make strategic investments in China. We do not have any equity interest in Hangzhou Sky, Mijia, Fanyi, Feineng or Hangzhou Investment, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements.

In addition, we have entered into agreements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and each of their shareholders that provide us with the ability to control Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Hangzhou Sky and its Shareholders, Contractual Arrangements with Mijia and its Shareholders, Contractual Arrangements with Fanyi and its Shareholders, Contractual Arrangements with Feineng and its Shareholders and Contractual Arrangements with Hangzhou Investment and its Shareholder.”

Under the equity pledge agreements included in these contractual arrangements, the shareholders of Hangzhou Sky, Mijia, Fanyi and Feineng pledged their respective equity interests in these SPEs to Dianneng and the shareholder of Hangzhou Investment pledged its equity interests in Hangzhou Investment to Tiandian. According to PRC law, such a pledge must be registered with the relevant administration for industry and commerce. We have registered the pledge of our SPEs’ equity interests with the local Administration for Industry and Commerce. However, we cannot assure you that Dianneng and Tiandian will be able to enforce these pledges if PRC laws and regulations applicable to the equity pledge change in the future.

The circular Regarding Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under the Circular, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

The local license holder must own the relevant trademarks and domain names that are used in the value-added telecommunications business. The Circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile service providers must maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of interpretative materials from the regulator, it is unclear what impact the Circular will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

On September 28, 2009, the General Administration of Press and Publication, or GAPP, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice provides that foreign investors may not invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect measures such as establishing joint venture companies or contractual or technical arrangements.

As advised by our PRC counsel, Jincheng Tongda & Neal Law Firm, the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our subsidiaries or SPEs, nor does it affect our control over our subsidiaries and SPEs. However, substantial uncertainties remain regarding the interpretation and application of the GAPP Notice. Accordingly, GAPP may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we or any of our PRC operating companies violate the GAPP Notice in connection with the operation of online games, GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in serious cases by refusing or cancelling relevant licenses and registrations.

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of Hangzhou Sky, Mijia, Fanyi, Feineng, Dianneng, Hangzhou Investment and Tiandian are in compliance with all existing PRC laws and regulations and (ii) each contract under Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng and each of their shareholders and each contract under Tiandian’s contractual arrangements with Hangzhou Investment and its shareholder is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we still could be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular and the GAPP Notice. Accordingly, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular and the GAPP Notice, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking Dianneng or Tiandian’s business license or Hangzhou Sky, Mijia, Fanyi, Feineng or Hangzhou Investment’s business or operating licenses, requiring us to restructure the ownership structure or operations, and requiring us to discontinue all or any portion of our mobile application store business. Any of these actions could significantly disrupt our business.

Our contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and their respective shareholders may not be as effective in providing control over Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment as direct ownership of these companies.

We conduct our mobile application store business in China through Hangzhou Sky, Mijia, Fanyi and Feineng. In addition, we pursue strategic investment opportunities in China through Hangzhou Investment. Our contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and their respective shareholders provide us with effective control over these companies. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Hangzhou Sky and its Shareholders, Contractual Arrangements with Mijia and its Shareholders, Contractual Arrangements with Fanyi and its Shareholders, Contractual Arrangements with Feineng and its Shareholders and Contractual Arrangements with Hangzhou Investment and its Shareholder.” As a result of these contractual arrangements, we have control over, and we are considered to be the primary beneficiary, of Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment and, accordingly, we consolidate the results of operations, assets and liabilities of Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment in our financial statements.

Although Jincheng Tongda & Neal Law Firm, our PRC legal counsel, has advised us that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over Hangzhou Sky, Mijia, Fanyi, Feineng or Hangzhou Investment as direct ownership of these companies. In addition, Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment or their respective shareholders may breach the contractual arrangements.

We cannot assure you that when conflicts of interest arise, Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and their respective shareholders will act completely in our interests or that these conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “ — Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could materially adversely affect us.”

Contractual arrangements we have entered into may be subject to scrutiny by PRC tax authorities, and a finding that we or our SPEs owe additional taxes could reduce our net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment on the other, do not represent an arm’s-length price and adjust Hangzhou Sky, Mijia, Fanyi, Feineng or Hangzhou Investment’s income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Hangzhou Sky, Mijia, Fanyi, Feineng or Hangzhou Investment, which could in turn increase their respective tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on our SPEs for underpaid taxes. Our net income may be adversely affected if our SPEs’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Hangzhou Sky, as a “software enterprise,” is entitled to a full exemption from enterprise income tax, or EIT, in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 is 12.5%. In addition, an enterprise qualified as a “high and new technology” is entitled to a preferential EIT rate of 15%. Government authorities approved Hangzhou Sky’s qualification as a “high and new technology enterprise” in 2011, entitling Hangzhou Sky to a 15% preferential EIT rate from 2012 to 2014.

After Hangzhou Sky’s qualification as a “software enterprise” expires at the end of 2012, it will be entitled to a 15% tax rate as long as it continues to qualify as a “high and new technology enterprise.” In addition, Mijia, as a “software enterprise,” is entitled to a full exemption from EIT in 2010 and 2011 and a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%. After Mijia’s qualification as a “software enterprise” expires, its applicable enterprise income tax rate may increase to up to 25%, which could adversely affect our results of operations.

Furthermore, pursuant to relevant tax rules, each of Hangzhou Sky, Mijia, Fanyi and Feineng is subject to a 3% business tax rate with respect to value-added telecommunications services that fall under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Businesses. See “Item 5. Operating and Financial Review and Prospects — Taxation.”

Various local governments in China have provided discretionary preferential tax treatments to us. However, these local governments may decide to reduce or eliminate these preferential tax treatments at any time. Furthermore, these local implementations of tax laws may be found to violate national laws or regulations and we may be subject to retroactive imposition of higher taxes as a result. Any expiration, reduction or discontinuation of, or changes to, these tax incentives will increase our tax burden and reduce our net income and materially adversely affect our operating results.

We may rely on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us, or the tax implications of making payments to us, could materially adversely affect our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity from our subsidiaries in China for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, if our subsidiaries in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected.

Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries. As a result, our ability to distribute dividends largely depends on earnings from our PRC subsidiaries and their ability to pay dividends out of those earnings. We cannot assure you that our PRC subsidiaries will generate sufficient earnings and cash flows in the future to make up the historical accumulated losses and pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends generated from our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax rate of 10% if the PRC tax authorities subsequently determine that we are a non-resident enterprise, unless a tax treaty with China provides for a different withholding arrangement.

We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside of China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate on global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

In April 2009, the State Administration of Taxation released a circular that sets out the standards and procedures for determining the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following apply: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC and (iv) directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

The circular provides that the above standards shall apply to enterprises registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to 25% PRC income tax on our global income, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC enterprise income tax purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gains realized on the transfer of our ADSs or common shares.

Under the PRC Enterprise Income Tax Law and related implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their source within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides.

If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our common shares or ADSs, or the gain you may realize from the transfer of our common shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the PRC Enterprise Income Tax Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our common shares or ADSs, the value of your investment in our common shares or ADSs may be materially adversely affected.

We face uncertainty regarding PRC tax reporting obligations and consequences for certain indirect transfers of the stock of our operating company.

Pursuant to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by the PRC State Administration of Taxation on December 10, 2009, where a foreign investor transfers the equity interests of a PRC resident enterprise indirectly by way of the sale of equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor should report such Indirect Transfer to the competent tax authority of the PRC within 30 days of execution of the equity transfer agreement for such Indirect Transfer.

The PRC tax authority will examine the true nature of the Indirect Transfer, and if the tax authority considers that the foreign investor has adopted an abusive arrangement without reasonable commercial purposes in order to avoid PRC tax, it will disregard the existence of the overseas holding company used for tax planning purposes and re-characterize the Indirect Transfer. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%.

Uncertainties with respect to the PRC legal system could materially adversely affect us.

We conduct our business primarily through our subsidiaries and SPEs in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China may be protracted and result in substantial costs and divert resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making additional loans or capital contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries, we may make additional loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

Capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

In addition, on August 29, 2008, SAFE promulgated Circular 142 to regulate the conversion of foreign currency into Renminbi by a foreign-invested company by restricting the use of the converted Renminbi. Circular 142 requires that the registered capital of a foreign-invested company that has been settled in Renminbi converted from foreign currencies may only be used for purposes within its business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies.

The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of Circular 142 will result in severe penalties, such as heavy fines. As a result, Circular 142 may significantly limit our ability to transfer the net proceeds from any offering of our securities to our subsidiaries in the PRC. We may not be able to convert the net proceeds into Renminbi to invest in or acquire any other PRC companies, or establish other SPEs in the PRC.

Fluctuations in the value of the RMB may materially adversely affect the value of your investment.

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

In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. From June 2010 to March 2012, the RMB appreciated by 7.8% against the U.S. dollar. However, it remains unclear how this flexibility might be implemented. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Substantially all of our revenues, and a significant portion of our financial assets, are denominated in RMB. We principally rely on dividends and other distributions paid to us by our subsidiaries in China. Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

We may be subject to penalties, including restrictions on our ability to inject capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute profits to us, if our PRC resident shareholders or beneficial owners fail to comply with relevant PRC foreign exchange rules.

SAFE issued a public notice in October 2005 requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, or an “offshore special purpose vehicle.” PRC residents that are shareholders and/or beneficial owners of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the process for SAFE registration, which standardized more specific and stringent supervision of the registration relating to the SAFE notice.

As of the date of this annual report, all of our shareholders and beneficial owners who are subject to the SAFE notice have obtained registration in accordance with its requirements. They are filing amendments on their SAFE registration with respect to the restructuring of our offshore holding companies as well as the offering and listing of shares of the Company as required under the SAFE notice.

We are committed to comply with the SAFE notice and have taken steps to ensure that our shareholders and beneficial owners who are subject to the SAFE notice also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may have been required in connection with our initial public offering in December 2010 under PRC regulations. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule requires offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the M&A Rule remain unclear, and our initial public offering may have required approval from the CSRC. If CSRC approval had been required for our initial public offering in December 2010, our failure to obtain or delay in obtaining such approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially adversely affect our business, results of operations and financial condition.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies and (ii) our contractual arrangements with Hangzhou Sky and Mijia do not constitute the acquisition of Hangzhou Sky and Mijia, we were not required to apply with the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Market.

The M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. We may grow our business in part by acquiring other companies operating in our industry. Complying with the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including approval from Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to obtain or maintain all applicable permits and approvals would materially adversely affect our business.

Our SPEs may be required to obtain applicable permits or approvals from relevant regulatory authorities in order to operate. For example, we began to offer mobile video through one of our SPEs in May 2010 but have not generated significant revenues from such content. Pursuant to PRC regulations, to offer mobile video content, the operating entity is required to obtain an online audio-visual broadcasting license. Further, the regulations only allow state-owned or state-controlled entities to apply for such license.

One of our SPEs entered into a one-year cooperation agreement with an independent third party with an online audio-visual broadcasting license in August 2010 pursuant to which we provide our mobile video content jointly with such third party under such third party’s license. Upon the expiration of the initial term, we renewed this agreement for an additional one-year term in August 2011. However, the third party could terminate the cooperation agreement and we may not be able to renew such agreement on terms acceptable to us after such agreement expires in August 2012. In such case, we may not be able to find another third party with an online audio-video broadcasting license who is willing to enter into a similar cooperation agreement with us and we may not be able to continue providing mobile video content.

In addition, if government authorities challenge our practice, we may be subject to various penalties, including fines and the discontinuation of or restriction on our offering of mobile video subject to the regulations. Any such disruption in operations would materially adversely affect our financial condition and results of operations.

We face risks of health epidemics and other disasters, which could severely disrupt our operations.

Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports of avian influenza in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business and adversely affect our results of operations.

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

China adopted a labor contract law effective on January 1, 2008 that establishes more restrictions and increases costs for employers to dismiss employees. For example, the labor contract law requires certain terminations to be based upon seniority and not merit. If we significantly change or decrease our workforce in the PRC, the labor contract law could adversely affect our ability to effect such changes in a timely and cost effective manner, and our results of operations could be adversely affected. In addition, the labor contract law requires employers to pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses.

Risks Related to Our Shares and ADSs

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operating in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations in exchange rates between the RMB and the U.S. dollar, intellectual property litigation, release of lock-up or other transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance and fluctuation in market prices of other companies with operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs.

Volatility in global capital markets, as was experienced during the global financial crisis, could also have an adverse effect on the market price of our ADSs. Furthermore, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially adversely affect the market price of our ADSs.

Future sales or issuances of a substantial number of our ADSs or common shares could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ADSs, including those issued upon the exercise of outstanding options, in the public market, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of common shares, the prevailing market price for our ADSs could decline.

In addition, we may issue additional common shares or ADSs to fund future acquisitions or our operations. Your ownership interest in our company would be diluted and this, in turn, could materially adversely affect the price of our ADSs.

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

We cannot assure you that you will receive the voting materials in time to instruct the depositary to vote the common shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and the common shares underlying your ADSs may not be voted as you requested.

Your right to participate in any future rights offerings may be limited, which may dilute your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our common shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of common shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to the such property and you will not receive such distribution.

You may be subject to limitations on the transfer of your ADSs.

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

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our subsidiaries and SPEs in China. All of our officers and directors reside outside the United States and a substantial portion of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. In addition, it is uncertain whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state, and it is uncertain whether Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

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

Our amended and restated articles of association contain provisions to limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.

If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially adversely affected. Furthermore, our amended and restated articles of association provide for a staggered board, which means that our directors are divided into three classes, with one-third of our board standing for election every year. This means that at least two annual shareholders’ meetings, instead of one, are generally required in order to effect a change in a majority of our directors. Our staggered board can discourage proxy contests for the election of our directors and purchases of substantial blocks of our shares by making it more difficult for a potential acquirer to take control of our board in a relatively short time. In addition, our shareholders holding, in aggregate, less than 25% of the paid up capital of our company do not have the ability to call general meetings or to propose special matters for consideration at such meetings.

We believe we may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or common shares.

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2012. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of our ADSs and common shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended March 31, 2012, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or common shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or common shares. See “Item 10. Additional Information — E.Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

PRC laws restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services through four SPEs, Hangzhou Sky, Mijia, Fanyi and Feineng. In August 2007, through Pusida, we entered into certain contractual arrangements with Hangzhou Sky and its shareholders through which we gained effective control over the operations of Hangzhou Sky.

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

In May 2010, we and an independent third party established Shenzhen Heisha Technologies Co., Ltd., or Heisha. We invested RMB3.0 million and obtained a 65% equity interest in Heisha. Heisha cooperates with overseas parties to provide mobile payment processing agent services in overseas markets, such as India, Thailand and the Philippines. In July 2010, Sky Global Network Technologies Limited (Hong Kong), a wholly-owned subsidiary of Fanyi, was incorporated in Hong Kong, primarily engaging in mobile application store services for overseas markets.

In October 2010, Profit Star Limited changed its name to Sky-mobi Limited.

In October 2010, we incorporated Sky Network International Limited, or Sky BVI, our wholly-owned subsidiary, in the British Virgin Islands. We made Sky BVI our intermediary holding company by transferring all of our equity interest in Profit Star HK to Sky BVI.

On November 18, 2010, our shareholders approved a 200-for-1 share split of our common shares and Series A preferred shares, which became effective immediately. At the same time, the par value of the shares changed from US$0.01 per share to US$0.00005 per share. Unless otherwise noted, all share information and per share data included in the annual report and accompanying financial statements has been adjusted to reflect this share split and change in par value.

On December 3, 2010, Feineng was incorporated in China. Feineng focuses primarily on our cooperation with mobile service providers. In February 2011, through Dianneng, we entered into certain contractual arrangements with Feineng and its shareholders through which we gained effective control over the operations of Feineng.

On December 15, 2010, we completed our initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share. We listed our ADSs on the NASDAQ Global Market, or NASDAQ, on December 10, 2010.

On April 13, 2011, we sold a portion of our equity interests in Heisha to its minority shareholder for cash consideration of RMB1,152,000. Further, Heisha issued additional preferred shares to a third party partner, which further diluted our shareholding percentage in Heisha to 31%. As a result, we no longer control Heisha.

In August 2011, we, through Profit Star HK, our wholly-owned subsidiary, established JSky Technology Limited, or JSky Cayman, in the Cayman Islands, with iaSolution Investment (BVI) Limited, an independent third party. We invested US$90,000 and obtained a 60% equity interest in JSky Cayman. JSky Cayman primarily engages in mobile application store services for overseas markets.

In September 2011, we incorporated Me Share Limited in Hong Kong, which was 100% held by Sky BVI. Me Share Limited primarily engages in mobile application store services for overseas markets, with a majority of its R&D support from Shanghai Texuan Information Technologies Co., Ltd., Me Share Limited’s wholly owned subsidiary in China.

In October 2011, Hangzhou Investment was incorporated in China. Hangzhou Investment focuses primarily on pursuing strategic investment opportunities in China. In December 2011, we incorporated Tiandian, our wholly-owned subsidiary in China, and entered into certain contractual arrangements with Hangzhou Investment and its shareholder through which we gained effective control over the operations of Hangzhou Investment.

In December 2011, we incorporated Sky Technologies International Limited, or Sky Technologies BVI, our wholly-owned subsidiary, in the British Virgin Islands. We then transferred all of our equity interest in Me Share Limited to Sky Technologies BVI.

In April 2012, Me Share Limited changed its name to Powerplay Technologies Limited.

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

We operate the leading mobile application store in China measured by revenues in 2010, according to a report commissioned by us and prepared by Analysys International in July 2011, an independent research and advisory firm, or the 2011 Analysys Report. The 2011 Analysys Report estimates that our revenues accounted for approximately 50% of all revenues generated from mobile application stores in China in 2010.

In our Maopao application store, users can browse, download and purchase a wide range of applications and content, such as games, music and books. In addition, we have established a leading mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and content with social network functions to our registered members. Maopao enables mobile applications and content to be downloaded and run on a variety of mobile handsets with different hardware and operating system configurations. Through Maopao, we have captured a large market share in the feature phone market, the largest mobile phone segment in China.

On April 27, 2011, we announced the launch of OPENSKY, a plug-in that enables social functions on standalone mobile phone applications. OPENSKY offers real time user-to-user combat, rankings, virtual item sales, live chatting and application based social networks on a previously single-user standalone application.

In May 2012, we launched a new Maopao application store and OPENSKY platform in response to the growing smart phone market. We have also established physical stores to help customers who do not have readily available computer access or high speed mobile network connections to install our Maopao application store and download our applications and content.

We collaborate with handset companies to pre-install Maopao on mobile handsets before shipment, and from January 1, 2007 to March 31, 2012, Maopao had approximately 977 million cumulative users. Over the same period, we offered over 2,070 applications and over 133,400 content titles in our Maopao application store, and the cumulative number of downloads reached 8.4 billion.

As an innovator of the mobile application business model in China, we are centrally positioned in China’s mobile application sector, which includes:

•

users, especially younger users with modest income, who constitute the majority of China’s mobile phone user base. Maopao enables our users, who have a strong desire for social interaction, acceptance and entertainment, to enjoy handsets with more entertainment functions, social networking, mobile social games and a wide selection of high quality applications and content at attractive price points, often after a free trial;

•

handset companies, including handset manufacturers and independent design houses. These handset companies pre-install Maopao, which provides users with a standardized interface to download and use mobile applications and content. We work closely with handset companies to optimize the performance of Maopao on each of their handset models and enhance user experience. As of March 31, 2012, we had entered into cooperation agreements with over 860 handset companies to pre-install Maopao;

•

content providers, including application developers and content title owners. Through Maopao, their applications and content can be delivered to thousands of handset models without extensive customization to hundreds of millions of potential users. We had entered into agreements with over 300 content providers as of March 31, 2012 to provide a variety of applications and other content, ranging from single-user applications and popular mobile social games to social network applications that appeal to Chinese users. We provide our standard software development kits free of charge to content providers and provide technological support to simplify their development process and accelerate their time-to-market; and

•

payment service providers, including mobile service providers and other payment processing agents. We primarily collect sales proceeds from mobile service providers who utilize mobile network operators’ billing channels to collect payments when users purchase products from Maopao. We also work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers, Alipay and others. As of March 31, 2012, we had entered into agreements with over 90 mobile service providers in China and overseas and 6 independent payment processing agents.

We share sales proceeds from Maopao with handset companies, content providers and payment service providers, which we believe helps align the interests of these industry participants with ours, motivates them to provide better products and services and fosters a long-term mutually beneficial relationship with us.

We have grown substantially since we launched Maopao in 2006. Approximately 1,613.9 million, 3,331.8 million and 3,448.7 million downloads of applications and content titles from Maopao occurred in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

On our Maopao Community, our registered members can create virtual profiles, befriend others who share similar ideas, interests or activities and view the profiles or track the status of their friends through blogs, pictures, instant messages and other functions. One of the most popular features of the Maopao Community is mobile social games, where our registered members interact with each other in the wireless game world. We operate these mobile social games on our own server network through advanced cloud computing technology to try to ensure the best user experience. As of March 31, 2012, our Maopao Community attracted 170.6 million registered members and our peak concurrent users reached approximately 333,370. We offer our own virtual currency, K Currency, for members of our Maopao Community to purchase virtual items in our social network applications and mobile social games.

Maopao Application Store

Maopao is the largest mobile application store in China measured by revenues in 2010, according to the 2011 Analysys Report. Maopao enables:

•

handset companies to pre-install Maopao and applications and content onto mobile handsets to enhance handset features. With Maopao, mobile phones can expand the portfolios of mobile applications and content available to their users, enhancing the attractiveness of handsets;

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

•

us and other industry participants to collect payments from users through payment service providers, including mobile service providers and independent payment processing agents. The availability of these user-friendly payment channels allows us to incentivize other industry participants and align their interest with ours via sharing of sales proceeds.

We believe our innovative and sustainable business model has fueled our growth. From January 1, 2007 to March 31, 2012, Maopao had approximately 977 million cumulative users. In the period from January 1, 2007 to March 31, 2012, we offered over 2,070 applications and 133,400 content titles on Maopao and the cumulative number of downloads had reached 8.4 billion.

Our Users

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

The number of registered members of our Maopao Community network has grown approximately 8.4 times, from approximately 20.4 million members as of March 31, 2010 to approximately 170.6 million members as of March 31, 2012. In the fiscal year ended March 31, 2011, we had 77,253 average concurrent users on the Maopao Community network, compared to 136,321 average concurrent users in the fiscal year ended March 31, 2012.

On the strength of this large user base, we have accumulated valuable statistical usage data. We utilize such data to better understand and predict user demand for our offerings and their price sensitivity, which help us launch and price new applications. We also utilize user feedback to upgrade existing applications and content available on Maopao and improve user experience.

The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three-Month Period Ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(in millions)
Number of active members	14.7	16.7	16.9	17.3
Number of member log-ins	1,360.6	1,440.4	1,101.5	775.1

Applications and Content Available Through Maopao

The main categories of mobile applications and content available through Maopao include:

•	community-based applications and content, including mobile social games and social network applications; and

•	single-user applications and content, including single-player games, multimedia applications and other single-user content.

We have significantly increased application and content offerings on Maopao. In the fiscal years ended March 31, 2010, 2011 and 2012, the total number of single-user applications and content titles offered on Maopao totalled 30,342, 79,359 and 135,392, respectively.

We control the availability and placement of content on Maopao, which we update periodically based on user demand and the availability of newly developed applications and content. For each category of applications and content on Maopao, we offer a certain percentage of free applications to enhance user interest in Maopao as well as user familiarity with and acceptances of applications and content on Maopao. The following table sets forth the categories, number of applications and content titles offered and number of downloads for the fiscal year ended March 31, 2012:

	Applications/Content Titles Offered for the Fiscal Year Ended March 31, 2012	Downloads in the Fiscal Year Ended March 31, 2012
	(in millions)
Maopao Community-based Applications
Mobile Social Games and Social Network Applications	68 Applications	226.0
Single-user Applications and Content Titles
Single-Player Games	1,591 Applications	1,279.7
Multimedia Applications and Content Titles
Mobile Books	One Application and 82,961 Content Titles	207.0
Mobile Music	Six Applications and 11,954 Content Titles	153.5
Mobile Video	Three Applications and 21,365 Content Titles	125.2
Pictures and Wallpapers	One Application and 17,134 Content Titles	40.3
Other Single-User Applications and Content Titles	396 Applications and 446 Content Titles	1,417.0

Total Single-User Application and Content Titles Downloads		3,222.7

Mobile Social Games and Social Network Functions

We offer a variety of mobile social games and social network functions, such as instant messaging, blogging, personal profiling, content sharing and virtual gifting, on our Maopao Community. The Maopao Community had 65.6 million active members and 4,677.6 million member log-ins in the fiscal year ended March 31, 2012, compared to 38.5 million active members and 2,715.7 million member log-ins in the fiscal year ended March 31, 2011. Some of our mobile social games, such as Fantasy of the Three Kingdoms, are mobile versions of popular Internet based games, which require players to have game-specific applications installed to enable access to game servers. We also offer mobile social versions of popular card games and strategic games.

Many of our mobile social games adopt an item-based revenue model. Mobile users can download a game and play the basic functions for free. We charge mobile users when they purchase in-game items, such as performance-enhancement skills, weapons and accessories. For example, there are more than a hundred in-game items available for download in the Fantasy of the Three Kingdoms, and each item typically costs RMB0.1 to RMB10.

We have a wide selection of social network tools on Maopao, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Sina Microblog, as well as our own Maopao Community social network.

In October 2011, we entered into a strategic agreement with SINA Corporation, a leading online media company and mobile value-added service provider in China, pursuant to which Weibo.com has been made available as a downloadable application via our Maopao application store and via technical plug-ins to our Maopao mobile social network. Our users can use their existing Maopao Community access to directly log on to Weibo.com.

The Maopao Community had approximately 170.6 million registered members as of March 31, 2012 and offers instant messaging, blogs and other mobile applications and content enabling user interaction on our Maopao Community. We offer most social network tools for free, but may charge for virtual gifts and other items, usually at RMB0.1 to RMB8 per item.

Single-Player Games

Single-player games involve a single player and usually relatively simple rules, such as card games, simple strategic games and action games. We offered approximately 1,591 single-player games through Maopao during the fiscal year ended March 31, 2012 and approximately 1,279.7 million downloads of our single-player games occurred in the fiscal year ended March 31, 2012, compared to 851.0 million and 1,352.6 million in the fiscal years ended March 31, 2010 and 2011, respectively. Our most popular single-player games include Happy Dou Di Zhu, a card game, and Super Spy, a role-playing and action game.

We offer a number of free single-player games on Maopao. Once users are familiar with our free games and choose to pay for a more sophisticated version of the game, they can download the game, usually for approximately RMB2 to RMB4 per game. In addition, we usually charge users RMB0.1 to RMB10 for purchasing an in-game item, such as performance-enhancement skills, weapons and accessories. We also offer periodic promotions in which mobile phone users can download a package of single-player games for a special price. For some single-player games, we charge a one-time subscription fee to allow users to play these games an unlimited number of times over a period, typically less than one month. We record revenues from these subscriptions at the time of download given (i) we have no substantive ongoing performance obligations and (ii) the subscription period is relatively short. Such one-time subscription revenue is not material.

Multimedia Applications

•

Mobile music players. Our mobile music applications offer access to mainstream music content providers such as Ai Ting Bar. Users can stream music directly to their handsets or download songs to be stored in their handsets or used as ringtones. Users may stream music for free, and pay approximately RMB2 to download a song or lyrics. Users can also choose an unlimited download package for RMB10 per month, or RMB6 to RMB8 per half month.

•

Mobile book reader. Users can subscribe to our proprietary e-book application, Kaiyue, and download books for approximately RMB2 to RMB4 per book, or choose an unlimited download package for RMB18 per month.

•	Mobile video players. Users can download video clips to be stored in their mobile phones for RMB8 to RMB10 per month for an unlimited download package.

•

Pictures and wallpapers. Users can download images to be stored in their mobile phones or used as wallpapers for approximately RMB2 for one set of images, or RMB8 for fifteen sets of images (each set contains six images).

Revenues from unlimited download package of multimedia applications are not material.

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

Content Sourcing and Management

The popularity and success of our application store depend on the quality of applications and content on Maopao. We effectively manage the applications and content on Maopao to offer high-quality applications and content, simplify user selection experience and provide value to our users. Using our statistical user behavior data and user feedback, we provide our in-house development team and content providers with suggestions and guidance on applications and content that meet user needs, and periodically set development focus for them.

We strive to maintain close relationships with creative third-party content providers and motivate them to introduce appealing applications through Maopao. Maopao provides content providers with access to a large user base, enabling them to design content that can be delivered to handsets with a myriad of hardware and operation system configurations, without extensive customization work. Furthermore, we believe our extensive mobile user base and our ability and efforts to restrict piracy on Maopao enhance the attractiveness of our sales proceeds sharing mechanism compared with that of some of our competitors.

We selectively collaborate with content providers and had entered into agreements with over 300 content providers as of March 31, 2012. Our content providers include some of the most popular Internet companies in China, such as Baidu, and also many independent content development companies. Mobile service providers also sell their mobile applications and content to mobile phone users through Maopao. We select content providers based on reputation, track record and the needs of mobile users and handset companies. We currently do not work with individual developers. We also have a standardized process to assist content providers to develop and launch applications and content.

While third parties developed a substantial majority of the applications and content titles available through Maopao, we also have in-house programming capability to develop certain popular applications, such as our mobile book reader, mobile music players, single-player games and social network applications, in order to maximize our ability to capture value in the content supply chain.

In our Maopao application store, we update the user interface weekly to prioritize new and popular content offerings. We usually display over ten popular applications on the first page of Maopao. We actively position our content offerings on Maopao based on our analysis of statistical user behavior data and user preferences. We try to ensure that our content offerings are not duplicative and eliminate internal competition among the applications and content offered in the Maopao application store.

Contract Terms with Content Providers

We pay content providers a percentage of the proceeds we receive from our payment channels. To incentivize developers’ investment in certain applications that may require more resources and a longer time to develop than simple applications, such as mobile social games, we sometimes pay content developers a minimum guaranteed amount to cover part of their development costs in addition to sharing the sales proceeds generated from such applications. For certain simple applications such as card games, we may make a one-time payment to the content developers for all rights associated with a particular application. For mobile social games, we usually negotiate for exclusive licensing terms of two years with one year automatic renewal.

Support to Content Providers

We emphasize cooperating with content providers. We license our standard software development kits and related tool suites for free to our selected developers for them to develop content in our proprietary format. We have designed our standard software development kits and related tool suites with modularized functions to allow content providers to focus on content creation and improvements without being slowed by concerns over compatibility with handset hardware, software or network environments. This simplifies our content providers’ development work and shortens their time-to-market.

Our specialized content provider support team helps content providers better utilize our development tools and speed up their development process. Our field engineers, some of whom are temporarily stationed at the offices of content providers, assist content providers with project management and other technical aspects of developing applications. We also work with developers to test content before launching it on Maopao. After launching content, we give suggestions to content providers to improve and upgrade their applications and content based on user feedback. We also provide training to content providers for them to better understand our technical tools. We believe these efforts facilitate the development process and enhance our relationship with content providers.

We also host events and sponsor large industry conferences for the content developer community, such as the 3G Application Software Forum we held in Hangzhou in February 2010 and the Global Mobile Internet Conference we sponsored in May 2012. We provide guidance and technical support to content providers developing content for the 3G network environment, which we believe will help enrich the applications available on Maopao following popularization of the 3G network. We believe our close collaboration with content providers has positioned us to offer creative and well-integrated digital lifestyle solutions to our users.

Operation of Maopao

We pre-install certain applications and other content on Maopao, and periodically update the applications and content menu. Our operation team, which consisted of approximately 169 employees as of March 31, 2012, is responsible for managing the operation of applications and other mobile content available on Maopao.

We operate substantially all of the applications and content on Maopao, such as mobile social games, on our network infrastructure of over 520 computer servers. Our network infrastructure automatically reports any detected malfunctions on a real-time basis to our network control center. This allows us to quickly respond to and resolve issues to ensure the stability and security of our network.

Our operation team supervises the operation of applications available on Maopao, including complex applications such as mobile social games. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation processes once bugs or other defects are detected and provide application updates for users to download.

Our operation team also polices against rampant piracy in China, which allows users to bypass mobile application stores, decrease revenues of store operators, content providers and other industry participants, and damage store operators’ reputation and credibility among users and industry participants. We regularly analyze the download and billing records of handsets using Maopao in order to detect piracy.

User Account Management

Users of our Maopao Community applications and content need to register an account with Maopao. Once registered, they have a user name and password to log in. Our account management system provides us with each individual user’s log-in, download and other history. With respect to users of our single-user applications and content, we only have statistical user information. We have also developed a unified account management system for all users of Maopao, which allows our users to access different Maopao products through one account and enables us to track and analyze each individual user’s behavior and preferences.

Utilizing such information, we can better serve our users by introducing personalized offerings according to each user’s preference and taste. To facilitate users’ transition from the current system, where no log-in is required, to our new account management system, we are introducing a default registration system under which an existing user will be assigned a default user name and password. Users are encouraged to customize their user names and passwords, and voluntarily provide us with optional personal information such as gender, age, birthday and location.

With each user having his or her own identification, users can better interact with each other. For example, users with similar hobbies may easily locate each other, share information and recommend applications to each other via Maopao. We believe this account management system will enhance loyalty and create additional demand for applications and content on Maopao.

Customer Service

We believe our emphasis on customer service enhances our brand image and user loyalty. We have a call center and a website forum that provide real-time assistance to users of Maopao and the applications available in our mobile application store. We believe that we are the only independent mobile application store operator in China that provides customer service via an in-house call center 24 hours a day, seven days a week, in addition to an outsourced call center. Maopao also displays our customer service contact number and provides a link to our website.

Our customer service representatives are trained to address user inquires, educate users and potential users about Maopao and our applications and promptly resolve user complaints. We also monitor user complaint and give feedback to content providers to identify potential issues that may need to be addressed. We were granted the “China Contact Center Award” by China Electronic Chamber of Commerce in 2009 and the “Golden Ear Microphone Award” by Customer Care & Management World Group in 2011 for the contact center with the best customer experience.

We ensure service quality by emphasizing personnel selection and regularly monitoring the performance of our representatives. Each representative completes monthly mandatory training, conducted by experienced managers, on product knowledge, service attitude, complaint handling and communication skills.

Cooperation with Handset Companies

Having Maopao and our applications embedded in mobile handsets is an important channel to promote Maopao and our content. Mobile network operators in China have limited control over handset sales. End mobile users can choose from hundreds of different brands and thousands of different models of handsets. In the highly fragmented and competitive handset market in China, the ability to pre-install an application store onto handsets before they reach mobile users is key to a mobile application store’s success.

We have formed strong collaborative relationships with handset companies to embed our mobile application store for different types of mobile baseband, chipsets and reference designs, e.g. MTK, Spreadtrum, Qualcomm and MStar. We have cooperated with over 860 handset companies as of March 31, 2012. Our collaborators include branded handset companies such as Aux, Gionee, Chang Hong, K-Touch and Lenovo, as well as independent design houses such as Dewav, Hua Qin and Tian Long. We select handset companies based on their reputation, market share and the strength of their research and development capabilities. Our agreements with handset companies are generally for two year terms and usually contain automatic renewal provisions.

Contract Terms with Handset Companies

We generally pay handset companies a percentage of the proceeds we receive from payment channels. In addition to monetary benefits, pre-installing Maopao enhances the features and user experience of mobile handsets and helps promote handset sales. Given our economies of scale, working with us helps reduce handset companies’ cost of negotiating with individual content providers and payment processing agents. Such costs may be substantially higher if handset companies use their own or a third-party’s mobile application store with a smaller user base.

Handset companies also generally trust our content selection based on our analysis of statistical data obtained from an extensive user base and our prediction of market trends and user preferences. We work closely with handset companies to develop new handset functions and optimize the operating environment of individual handset models. Our knowledge of their handset designs and functions in turn helps us to develop Maopao and our applications to better utilize the hardware and software resources of mobile handsets. We believe we have built a reputation among handset companies on the strength of our value proposition and our track record in delivering tangible benefits.

Payment Channels

Cooperation with Mobile Service Providers

In the three years ended March 31, 2012, we collected most of our revenues through the billing channels of mobile service providers. After a mobile user confirms that he or she is ready to purchase a mobile application or content, Maopao will prompt the user to send an SMS to a specified number. A mobile service provider selected by us will send the user a confirmation SMS with transaction details and also send a simultaneous message to the mobile network operator. When selecting mobile service providers, we usually consider mobile service providers’ history with us, including their service quality and timeliness of payments. After confirming the transactions have been effected based on the SMS, the mobile network operator records the transactions and bills the user.

Our relationships with mobile service providers are critical for us to collect proceeds under the payment process described above. As of March 31, 2012, we had entered into agreements with over 90 mobile service providers, who have access to payment channels provided by mobile network operators pursuant to their respective agreements. Key service providers we work with include Shenzhen Xunhong, Tom.com, Kongzhong, Sina and Phoenix New Media. We select mobile service providers based on the coverage of the networks to which they have access, proceeds sharing arrangements and their track record of revenue collection. Our agreements with mobile service providers are generally for one to three year terms without automatic renewal provisions. Certain mobile service providers, such as Sina, also provide content to Maopao and rely on our distribution channels to promote such content, which further enhances our relationships with them. We generally share with mobile service providers a percentage of the proceeds they collect, which are net of the fees they pay to mobile network operators. We usually receive settlement statements from mobile service providers, which indicate the aggregate amount of fees that were charged to users for purchases of applications and content through Maopao.

We rely primarily on mobile service providers for revenue collection and they in turn depend on mobile network operators to provide billing and collection services for them. Three mobile network operators, China Mobile, China Unicom and China Telecom, dominate the wireless telecommunication sector in China. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We depend on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of our revenues, and any loss of or deterioration in our relationships with mobile service providers, or a disruption in our mobile service providers’ relationships with mobile network operators, may result in severe disruptions to our operations and loss of revenues.”

When mobile service providers sell their applications and content through Maopao, we usually charge a commission at a fixed percentage of the sales proceeds that the mobile service providers receive.

Cooperation with Mobile Network Operators

In late 2011, we began to cooperate with China Mobile, the largest Chinese mobile telecommunications company by market capitalization. Under our cooperation agreements, China Mobile provides billing and collection services to us and we help China Mobile promote its applications, such as its reading application software, through our mobile application store. Our agreements with China Mobile generally have a one-year term with automatic renewal provisions.

We share a percentage of proceeds collected from our users with China Mobile. When China Mobile sells its applications and content through Maopao, we charge a commission at a fixed percentage of the sales proceeds that China Mobile receives. For more details, please see “Item 3. Key Information — D. Risk Factors — If we fail to maintain cooperative relationships with mobile network operators, our revenues and growth prospects may be adversely affected.”

K Currency and Third-party Payment Channels

In addition to mobile service providers’ billing channels, we offer our own virtual currency and a variety of third-party payment options to mobile handset users. In April 2009, we launched our own form of virtual payment, K Currency, to enable users to purchase virtual items in our social network applications and mobile social games in the Maopao Community. K Currency is the primary form of payment allowed for purchases in the Maopao Community, while purchases of single-user applications and other content are mostly transacted through SMS.

Users can purchase K Currency using game cards of third-party companies such as Giant Interactive, Netease, Perfect World and Shanda, other prepaid cards, bank remittance, China Post and virtual money such as QQ Currency, among others. For these payment channels, we usually collect through independent payment processing agents and pay a percentage of proceeds to such agents, which is usually lower than the percentage we pay mobile service providers. Our agreements with the independent payment processing agents are generally for terms of one year with automatic renewal provisions.

Our Maopao Community revenues generated from K Currency have grown significantly, from RMB60.0 million for the fiscal year 2011 to RMB110.5 million (US$17.6 million) for the fiscal year 2012, accounting for 8.9% and 16.1% of our total revenues, respectively.

Sales and Marketing

Brand Awareness

We have established a branding program, which focuses on raising the awareness of our “Maopao” brand which appears on all of our products and services. We believe our existing track record and cooperation with handset companies, content providers, payment channels and mobile network operators have earned us a good reputation among these industry participants. With our branding program and our efforts to implement a unified account management system to cover all our users, we strive to further enhance market recognition of our brand and user experience associated with our brand.

Handset Users

We aim to increase sales by introducing appealing content to our users, enhancing users’ purchasing frequency and average transaction amount. Our market research team keeps abreast of the latest market trends and user preferences by collecting information from handset companies and analyzing user statistical data. On a real-time basis, they provide suggestions for developing new content to our in-house development team and our third-party content collaborators. We implement innovative marketing and promotion strategies specifically designed for our application store and for each of the main applications we provide. We market and promote Maopao and our applications and other content to handset users through the following channels.

•

Affiliate marketing. We jointly promote Maopao and content available thereon with several well-known mobile service providers, which is generally more cost-effective and wide reaching than our own promotion through traditional advertising. Mobile service providers with their own Internet-based content may promote applications on their respective websites. We have also entered into cooperation agreements with several mobile service providers and provincial subsidiaries of key mobile network operators to promote mobile applications and other content.

•

Cross-selling. We promote the cross-selling of the applications and content on the Maopao application store by introducing sales events based on certain themes and grouping similar applications and content into packages. On Maopao, we also notify users of the applications or content that their friends or contacts use. After users download applications or content, we send information to users about similar applications and content that may interest them.

•

Advertising and promotions. We have implemented a Talented User program, under which some of our users who are familiar with Maopao and its applications and content recommend and promote applications and content to other users in forums that discuss frequently asked questions about Maopao.

Prior to launching new applications and content, we usually conduct test marketing by offering the content to selected users on a small scale. We gather and analyze user purchasing results and feedback, focusing on estimated sources of demand, growth potential and acceptable selling prices of the applications and content on the Maopao application store. We adjust our launch and marketing plan based on test marketing results to enhance our marketing efficiency.

Promotion to Handset Companies

Pre-installing the Maopao application store on mobile handsets is an important channel for us to increase our user base. We were one of the first companies to provide mobile applications to handset companies for free, which helped establish a critical user mass for Maopao. We emphasize maintaining close relationships with handset companies to increase the number of mobile handsets with the Maopao application store pre-installed. We are also developing relationships with additional handset companies to extend our reach to potential users.

International Expansion

We are well-equipped to expand into overseas markets with a large number of users of China-manufactured mobile handsets, such as India, Indonesia and other emerging market countries in Southeast Asia and South America. We have already initiated our expansion efforts in these markets.

We have a dedicated sales team covering each of our major overseas markets and we have translated the user interface of many of our single-player games and other applications into local languages, including English, Hindi and Thai. In India and Indonesia, we have identified key mobile market participants, including local mobile operators, content providers and handset manufacturers, and will promote our business model to them. We will continue to leverage our relationships with China-based handset companies to pre-install Maopao onto their handsets for export.

Our Technologies

Our technologies help us connect the various resources of the mobile application sector and deliver a superior experience to our users. Our users only need to deal with the standardized and user-friendly interface of Maopao to search, purchase and use the applications and content on Maopao without regard to complications during the interaction among telecommunication networks, mobile handsets and mobile content. We believe Maopao and related technologies provide practical solutions to problems typically faced by mobile application stores operating in China.

Compatibility with Mobile Handsets

China’s mobile handset market is characterized by the fragmentation of handset hardware, ranging from low-end handsets designed for basic telecommunication functions to top-of-the-line models. A successful mobile application store must be compatible with such diversified hardware, as well as a myriad of operating systems and other software available on handsets in China.

Maopao is designed to be compatible with all mainstream handset development hardware such as MTK, Spreadtrum, Qualcomm and MStar Semiconductor, and software such as Android, Flash, Nucleus, Brew, TI and Linux, among others, and facilitates the operation of individual applications on various mobile operating systems. With our knowledge of various handset models in China, obtained through our cooperation with handset design houses and involvement in the handset design process, we are familiar with the advantages and shortcomings of many popular handset models. Maopao and its applications and content are designed to better utilize the resources of popular handset models’ hardware and software and bypass system bottlenecks, enhancing the performance of the applications and content.

Compared to a typical Java format mobile application, an application in our proprietary MRP format requires less storage space, roughly one-third of the size of a Java based file for a similar game or application, and takes only one-sixth of the handset memory space a Java application would take when playing. This makes Maopao and our applications and content more appropriate to run in the operating environment of mobile handsets.

In order to run smoothly, many of today’s sophisticated mobile applications, especially mobile social games, generally require expensive top-of-the-line hardware for its high computational power and extensive memory space to achieve satisfactory performance. In contrast, Maopao and our applications are designed to be flexible to allow for effective game play and other user experience even on lower-end handsets. We believe such flexible requirements for handset hardware and software provides us with a competitive advantage and allows us to access a broad range of users in China.

Connectivity with Mobile Networks

China’s network environment also presents challenges to mobile application store operators. Each of the three dominant mobile network operators has dozens of provincial subsidiaries usually running local networks in its respective region. As a result, a national mobile application store operator must deal with scores of different network operating environments. Leveraging our core development team’s experience in telecommunications networking, we have a good grasp of the actual network operating environments in different regions in China, including their actual connectivity, interconnection among different networks and their respective effective fee standards.

We have designed Maopao to make best use of network resources, accommodating actual network operating conditions. For example, when users use the applications and content on Maopao, it can automatically detect local network conditions, list network connection alternatives and select the optimized connection solution. When connecting to a local wireless network that has unique data transmission problems, built-in algorithms on Maopao will minimize data errors during transmission.

Digital Rights Management

Maopao is designed to protect against piracy. Unlike other application stores that rely on open source software like Java based programs, our proprietary MRP format has built-in encryption features for content-protection and secured billing. Each mobile handset utilizing Maopao has an individual computing method for its billing records. Even if hackers attack a handset, the impact is usually limited to that specific handset.

Scalable Hardware Infrastructure

Each physical server in our infrastructure network functions as a virtualized central server, which supports simultaneous mobile application access by approximately one million mobile users. We utilize this technological foundation for mass computing and operational stability, supporting most sophisticated applications such as mobile social games and complicated social network functions.

Single Socket Solution and Easy Upgrade Process

We implement a single socket solution, which significantly improves wireless data transmission speed and application stability. Unlike certain other mobile application stores that require users to open a socket for each application, our single-socket approach saves users the time and resources needed for opening and closing different sockets and switching among sockets. Maopao and the cloud computing at our servers allow the operation of several functions concurrently through one socket on a given handset.

Maopao also shortens the application upgrade process, which is common for mobile social games. Users generally have to reload the entire application for such upgrades, which drastically slows down the application and usually frustrates mobile users. Maopao simplifies the upgrade process by requiring reloading only the upgraded part of the applications, cutting down processing time significantly.

Competition

The mobile application store market in China is competitive. The market is characterized by frequent introduction of new products and services, short product life cycles, evolving industry standards, regular improvement in performance characteristics, rapid adoption of technological and product advancements, user price sensitivity and aggressive price cutting by competitors with resulting downward pressure on gross margins. We compete directly with:

•

other independent application store operators which offer mobile application stores similar to ours, such as NetDragon Websoft Inc., Shenzhen Shenxunhe Technology Co., Ltd., Shanghai Snowfish Tech. Co., Ltd. and Shanghai Coolbar Co., Ltd.;

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones from Apple Inc. or the Ovi Store on Nokia handsets;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	emerging mobile operating systems which have their own application stores, such as Android and Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Qihoo 360, Alibaba, Tencent and Baidu.

We may also face alliances between our existing and new competitors. New competitors may also emerge. For example, mobile service providers, handset companies or other parties may introduce a mobile application store or other business model to compete with us. In addition, some wireless communication chip manufacturers have launched or plan to launch their own application stores.

We compete primarily on the basis of user base, relationships with content developers, handset companies and mobile service providers, key technologies as well as research and development capabilities. For a discussion of risks relating to competition, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and other intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, suppliers and others to protect our proprietary rights. Our research and development personnel have entered into confidentiality and proprietary information agreements or clauses with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during their employment.

Licenses from Third Parties

While we develop original applications, a majority of the applications and content offered by Maopao are developed by third parties and contain intellectual property owned by third parties, including copyrights and trademarks. We enter into agreements with intellectual property owners or their authorized sub-licensors to obtain licenses to use such intellectual property in our business, such as applications and content launched on Maopao.

Under the license agreements, we usually pay ongoing license fees through sales proceeds sharing arrangements. We sometimes pay content developers a minimum guaranteed amount to cover part of their development costs in addition to sharing the sales proceeds. For certain simple applications such as card games, we may make a one-time payment to content developers for licensing all rights associated with a particular application.

Trademarks, Trade Name, Copyrights and Domain Names

As of the date of this annual report, we have applied for the registration of the “ ,” “ ,” “ ,” “ ,” and “ ” trademarks in China. We have obtained 58 copyright registrations for software we developed, including development tools for our MRP format, as well as applications offered on Maopao. In addition, we have registered 62 domain names, including sky-mobi.com and 51mrp.com, our primary operation websites.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China, where laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business. In addition, many parties are actively developing and seeking patent protection for wireless services-related technologies. We expect these parties to take steps to protect these technologies, including seeking patent protection.

Patents issued or pending that are held by others may cover significant parts of our technology or business methods. Disputes over rights to these technologies are likely to arise in the future. Our offerings could infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

Seasonality

Our results of operations may be affected by seasonal trends caused by user behavior and demand for our applications and content offerings. We expect our revenues to be higher during holiday periods, when users purchase more applications and other content through our mobile application store. Such seasonality has appeared less prominent in recent periods when we achieved significant revenue growth, but may become more prominent in the future.

Insurance

We maintain directors and officers liability insurance and do not maintain any property insurance other than insurance for our transportation vehicles. Consistent with customary industry practice in China, we do not maintain business interruption insurance. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulations

Regulation of the Telecommunications Industry

Telecommunications Services

On September 25, 2000, the State Council of the PRC, or the State Council, issued the Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, which regulate the telecommunications industry and related activities and services in the PRC. The MIIT (formerly the Ministry of Information Industry, or the MII) regulates the telecommunications industry on a national level and the relevant provincial-level communications administrative bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions.

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

The provision of telecommunications value-added services in the PRC is subject to the examination and approval of, and requires a license issued by, the MIIT or the relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business Operations, which set forth the basic requirements that an applicant must satisfy when applying for a license to provide telecommunications value-added services in the PRC. Such requirements include the following:

•	the applicant is a duly incorporated company;

•	the applicant has the necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or ability to provide customers with long-term services;

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

•	the applicant has the necessary premises, facilities and technical scheme; and

•	the applicant and its major capital contributors and business managers have no record of violating rules of the telecommunication supervision and administration during the past three years.

Provision of telecommunications value-added services across two or more provinces, autonomous regions or centrally administered municipalities requires the approval of the MIIT and a Trans-regional Telecommunications Value-added Services Operation License issued by the MIIT. Provision of such services to one province, autonomous region or centrally administered municipality requires only the approval of the relevant CAB, which will issue a Telecommunications Value-added Services Operation License. We provide our telecommunications services from Zhejiang province only and we do not have subsidiaries or servers in other parts of China. As such, we only need the approval of the Zhejiang CAB. Each of our controlled SPEs, namely Hangzhou Sky, Mijia and Fanyi has been granted a Telecommunications Value-added Services Operation License by Zhejiang CAB.

On March 13, 2005, the MII issued the Specifications for Telecommunications Services, which specify the telecommunications service standards to which telecommunications service providers in the PRC should conform. It also requires telecommunications services providers to establish a sound service quality management system and make periodic reports to the relevant telecommunications authorities.

Foreign Investments in the Telecommunications Value-added Services Industry

Foreign direct investment in the telecommunications services industry in China is regulated by the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the State Council on December 11, 2001 and amended by the State Council on September 10, 2008. According to the FITE Regulations, a foreign investor’s ultimate equity interests in any entity providing telecommunications value-added services in the PRC may not exceed 50% and a foreign investor wishing to acquire any equity interest in a telecommunications value-added services business in the PRC must demonstrate a good track record and prior experience in providing telecommunications value-added services outside the PRC.

On July 13, 2006, the MII issued the Notice Regarding Strengthening Administration of Foreign Investment in Operating Telecommunications Value-Added Businesses, or the MII Notice, which prohibits holders of telecommunications value-added services operating licenses, including Trans-regional Telecommunications Value-added Services Operation Licenses and Telecommunications Value-added Services Operation Licenses, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services businesses in the PRC.

The MII Notice also requires that (1) holders of telecommunications value-added services operation licenses or their shareholders must directly own the domain names and trademarks used by such license holders in their daily operations; (2) each license holder must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license and (3) all value-added telecommunications service providers maintain network and Internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the MII Notice and fails to remedy such non-compliance within a designated period, the MIIT or relevant CABs may take administrative actions against such license holders, including revoking their telecommunications valued-added services operation licenses. We provide our services through our controlled SPEs that own Telecommunications Value-added Services Operation Licenses.

Regulation of the Software Development Industry

Software Development

On October 16, 2000, the MII, Ministry of Education, Ministry of Science and Technology and the State Administration of Taxation, or SAT, promulgated the Certifying Standards and Administrative Measures for Software Enterprises (Proposed), which specify the certifying standards of software enterprises, including:

•

the applicant must be an enterprise established in the PRC that engages in the business of computer software development and production, system integration or application service, or similar activities;

•

the enterprise develops one or more software products or possesses intellectual property rights for such products, or provides technical services such as computer information system integration that has passed qualification and grade certification;

•	the proportion of technical staff working in software development and technical service must not be less than 50% of the total staff in the enterprise;

•	the development fund for software techniques and products must be over 8% of the enterprise’s annual income from software; and

•	the annual sale income from software sales must be over 35% of the total annual income of the enterprise, with the income of self-developed software over 50% of the software sales income.

Enterprises qualified as “software enterprises” are entitled to certain preferential policies in the PRC. According to the Circular on Relevant Policies for Encouraging the Development of the Software and Integrated Circuit Industries, or Circular No. 25, issued by the Ministry of Finance and SAT, newly-established software development enterprises (i.e., those established after July 1, 2001) may be exempted from income tax in the first two years of profitability and pay income taxes at half the standard rate for the next three years. According to the Circular on Relevant Policies for Further Encouraging the Development of the Software and Integrated Circuit Industries (No. 27 (2012)), issued by the Ministry of Finance, a revised and updated version of Circular No. 25, enterprises which enjoyed preferential treatment under Circular No. 25 before December 31, 2010 may continue to enjoy preferential treatment until the expiration of the original five-year period.

On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice 2008 No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and will be subject to income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on EIT reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise which made profits in 2007 or in the years preceding 2007 and started enjoying the EIT reductions and exemptions within specified periods may enjoy the relevant preferential policies from 2008 until the expiration of the specified periods.

The software development enterprise certification is subject to annual examination. Hangzhou Sky was granted a software enterprise certification on December 14, 2007, and passed the annual inspection for 2008 and 2009. It enjoyed the preferential income tax policy, i.e., income tax exemption for the first two profit-making years (i.e., 2008 and 2009), and a reduced rate for the next three years.

On March 5, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale and import of software products, including computer software, software embedded in information systems and equipment, and computer software provided in conjunction with other information or technology services. The Measures for Software Products forbid the development, production, sale and import of software products that infringe intellectual property rights of third parties, contain computer viruses, harm computer system security or contain content prohibited by PRC law.

The Measures for Software Products require registration and filing of software products with provincial level software registration institutions authorized to accept and review software products registration applications. Once accepted for review, the software product registration application will be publicly announced, and if no objection is received within a seven-working-day publication period, a software registration number and a software product registration certificate will be granted. A software registration certificate is valid for five years and may be renewed upon expiration.

Foreign Investments in the Software Development Industry

According to the Catalogue of Industries for Guiding Foreign Investment, amended in 2007, foreign investment is encouraged in the sector of software development and production. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from requirements to obtain business licenses and other permits that every software developer in the PRC must obtain.

Regulation of Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC, which came into effect in 1982 and was revised in 1993 and 2001. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce. The protection period for a registered trademark in the PRC is ten years starting from the registration date and may be renewed if an application for renewal is filed within six months prior to expiration.

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC, which was promulgated in 1990 and revised in 2001 and 2010. Under the revised Copyright Law, copyright protection extends to information networks and products transmitted on information networks. Copyrights are reserved by the author, unless otherwise specified by law. According to Article 16 of the Copyright Law, if a work constitutes “work for hire,” the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship.

“Works for hire” include (1) drawings of engineering designs and product designs, maps, computer software and other works for hire, which are created mainly with the materials and technical resources of the legal entity or organization with responsibilities being assumed by such legal entity or organization and (2) those works the copyrights of which are, in accordance with the laws or administrative regulations or under contractual arrangements, enjoyed by a legal entity or organization. The actual creator may enjoy the rights of authorship of such “work for hire.”

A copyright owner may transfer its copyrights to others or permit others to use its copyrighted works. Use of copyrighted works of others generally requires a license from the copyright owner. The protection period for copyrights in the PRC varies, with 50 years as the minimum period of protection. The protection period for a “work for hire” for which a legal entity or organization owns the copyright (except for the right of authorship) is 50 years, expiring on December 31 of the fiftieth year after the first publication of such work.

In China, computer software copyrights are protected by the Copyright Law. The State Council and the State Copyright Administration of the PRC have promulgated various regulations relating to the protection of software copyrights in China. Under these regulations, computer software that is independently developed and exists in a physical form is protected, and a software copyright owner may license or transfer its software copyrights to others. Registration of software copyrights, exclusive licenses and transfer contracts with the Copyright Protection Center of China (previously, the State Copyright Administration) or its local branches is encouraged. Although such registration is not mandatory under PRC law, it provides owners with more protection.

Regulation of the Internet

Internet domain names

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which was promulgated by PRC’s domain name registrar, CNNIC, and came into effect on December 1, 2002.

Domain name service organizations accept applications for network domain names and domain name registration applicants become holders of the registered domain or name after registration. A holder must pay operation fees on time to keep its registered domain name or the domain name registrar may revoke the domain name. In case any registration information of a domain name changes, the holder must file the change with the domain name registrar within 30 days after such change.

The China Internet Network Information Centre, or CNNIC, is responsible for the administration of .cn domain names and Chinese domain names. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names, which was issued by CNNIC and revised on February 14, 2006. Such disputes are settled by organizations approved by the CNNIC.

Provision of Internet Information Services

Provision of Internet information services in the PRC is regulated by the Administrative Measures on Internet Information Services, adopted by the State Council on September 20, 2000. According to these measures, provision of Internet information services regarding news, publication, education, medicine and health care, pharmacies and medical appliances is subject to examination, approval and regulation by relevant authorities responsible for regulating these sectors. Electronic bulletin services also require special applications and filings in accordance with relevant regulations (as described below).

Internet content providers are not allowed to provide services beyond the scope of the content that has been licensed or registered. The measures also provide a list of prohibited content on the Internet. Internet information service providers are required to monitor and censor the information on their websites, and when prohibited content is found, they should terminate the transmission immediately, keep relevant records and report the prohibited content immediately to relevant authorities.

According to these measures, commercial Internet information service providers must obtain a License for Internet Content Providers, or ICP license. Moreover, provision of ICP services in multiple provinces, autonomous regions and centrally administered municipalities may require a trans-regional ICP license.

On February 17, 2011, the MOC issued the Provisional Regulations for the Administration of Internet Culture, or the Internet Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Internet Culture, which were issued by the MOC on May 10, 2003 and were amended on June 2, 2004.

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

•

the dissemination of Internet cultural products on the Internet or transmission thereof to (i) client end devices such as computers, fixed-line or mobile phones, television sets or gaming consoles and (ii) places offering internet access services, such as internet cafes, for the purpose of browsing, reading, using or downloading such products; or

•	the exhibition or holding of contests related to Internet cultural products.

Online Games

On June 3, 2010, the MOC issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies that plan to operate online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. The MOC is responsible for reviewing the content of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations.

Online game operators must provide instructions to users and necessary warnings regarding content, functions and targeted players of online games, and display them conspicuously on their website and in the games. Online games targeting minors must not include any content which allures minors to imitate behavior undermining public morality or instigate crimes, or any content which is harmful to minors’ health, such as content depicting terror or cruelty.

Online game operators must take technical measures to prevent minors from accessing unsuitable games or game functions, restrict minors’ playing time and prevent minors from becoming addicted to online games. Online game operators must require Internet users to go through an identity registration process with valid identification and online game operators must keep such registration information. In addition, the Rule on Online Games prohibits providers of virtual currency transaction services from offering these services to minors.

On July 1, 2011, GAPP, the Central Civilization Office, Ministry of Education, Ministry of Public Security, MIIT, the Central Committee of the Communist Youth League, All-China Women’s Federation and China National Committee for the Wellbeing of the Youth issued the Notice on the Initiation of the Real-name Verification of the Anti-addiction System for Online Games, or the Notice on Online Games, effective as of October 1, 2011. According to the Notice on Online Games, the Identity Inquiry Center of the Ministry of Public Security, or the Identity Inquiry Center, is responsible for the verification of online users’ identities and all online games companies must cooperate with the Identity Inquiry Center and satisfy all applicable requirements.

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

Foreign Currency Exchange

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, RMB are freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfers, direct investments, loans, repatriation of investments and investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or SAFE, is obtained and prior registration with SAFE is made.

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and SAFE issued its Implementation Rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans, stock option plans and other similar plans participated in by onshore individuals must be transacted upon approval from SAFE or its authorized branch.

On March 28, 2007, SAFE promulgated the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Option Plan or Stock Option Plan of An Overseas Listed Company, or Circular 78. Under Circular 78, PRC citizens who participate in stock incentive plans or equity compensation plans of an overseas publicly listed company are required, through a PRC agent or PRC subsidiaries of such overseas publicly-listed company, to complete certain foreign exchange registration procedures with respect to the plans upon the examination by, and approval of, SAFE.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142. Pursuant to SAFE Circular No. 142, RMB-converted capital invested by a foreign-invested enterprise must be used within the enterprise’s business scope as approved by the examination and approval authority, and cannot be used to make equity investments in China unless otherwise provided for in the enterprise’s business scope. Documents certifying the purposes of RMB converted from foreign capital, including a business contract, must be submitted for such conversion.

In addition, SAFE strengthened its oversight of the flow and use of RMB-converted capital invested by a foreign-invested enterprise. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay an existing RMB loan if the proceeds of such loan have not been used. Furthermore, on November 19, 2010, SAFE issued the Notice on Strengthening the Administration of Foreign Exchange, or Notice No. 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be used in the manner described in the offering documents. Violations of SAFE Circular No. 142 and Notice No. 59 could result in severe monetary or other penalties.

Offshore Financing

On October 21, 2005, SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or Circular 75, which became effective as of November 1, 2005. Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, or an “offshore special purpose vehicle.”

PRC residents that are shareholders or beneficial owners of offshore special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital.

In May 2007, SAFE issued guidance to its local branches with respect to the process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to Circular 75. SAFE issued a series of subsequent rules, including the Notice on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. Circular 75 and these implementing rules require PRC residents and PRC enterprises to register or file with relevant PRC government authorities their direct or indirect offshore investment activities, round-trip investments in the PRC conducted through an offshore entity and subsequent changes in their share capital.

We have requested our shareholders and beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 75 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restrictions on our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which may adversely affect our business.

Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the Ministry of Commerce, SAT, the State Administration for Industry and Commerce, the CSRC and SAFE, jointly adopted the M&A Rule, which became effective on September 8, 2006. The M&A Rule, as amended by the Ministry of Commerce on June 22, 2009, requires offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that special purpose vehicles are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the M&A Rule remain unclear, and our initial public offering might have required approval from the CSRC. If it did, it is uncertain how long it will take us to obtain the approval. If CSRC approval was required for our initial public offering, our failure to obtain or delay in obtaining the CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially adversely affect our business, results of operations and financial condition.

Our PRC counsel, Jincheng Tongda & Neal Law Firm, has advised us that, based on their understanding of current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies, and (ii) there is no provision in the M&A Rule that classifies our contractual arrangements with Hangzhou Sky and Mijia as the acquisition of Hangzhou Sky and Mijia, we were not required to apply to the CSRC for the approval of the listing and trading of our ADSs on the NASDAQ Global Market. However, following the State Council’s decision to establish the security review system for mergers and acquisitions of domestic enterprises by foreign investors on February 3, 2011, the Ministry of Commerce promulgated the Regulations on Implementing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors on August 25, 2011, or the Security Review System Regulations, which specifically prohibits foreign investors from using contractual control to circumvent the aforesaid security review.

Although at present the Security Review System Regulations cannot be regarded as a valid basis for the interpretation of the M&A Rule, substantial uncertainties exist regarding how to interpret and implement the M&A Rule and the opinions of our PRC counsel summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rule. We cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel.

C.	Organizational Structure

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our subsidiaries and SPEs as of the date of this annual report. For a listing of all of our significant subsidiaries and SPEs as of the date of this annual report, see Exhibit 8.1 filed herewith.

        Direct Ownership

        Contractual arrangements: See “ — Contractual Arrangements with Hangzhou Sky and its Shareholders,” “ — Contractual Arrangements with Mijia and its Shareholders,” “ — Contractual Arrangements with Fanyi and its Shareholders,” “ — Contractual Arrangements with Feineng and its Shareholders” and “ — Contractual Arrangements with Hangzhou Investment and its Shareholder.”

(1)	Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China Partners Fund II, L.P., together, the Sequoia Funds, collectively own 33,389,800 common shares.
(2)	Feineng is our SPE in China and is currently 60% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, and 40% owned by Mr. Li Ou, our chief technology officer.
(3)	Mijia is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, 23.2% owned by Mr. Li Ou, 9.28% owned by Mr. Yan Tang, our terminal technology director, 0.87% owned by Mr. Qing Yan, our chief operating officer, and the remaining 20.25% owned by seven of our employees.
(4)	Hangzhou Sky is our SPE in China and is currently 80% owned by Mijia and 20% owned by Ms. Qinyi Zhu, wife of Mr. Michael Tao Song.
(5)	Fanyi is our SPE in China and is currently 75% owned by Mr. Michael Tao Song and 25% owned by Mr. Tao Yang, an employee of an affiliate of the Sequoia Funds.
(6)	Hangzhou Investment is our SPE in China and is currently 100% owned by Mr. Michael Tao Song.

We have entered into contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and their respective shareholders through which we exercise effective control over the operations of these entities and receive the economic benefits of the shareholders’ equity interests in these entities. As a result of these contractual arrangements, under IFRS, we are considered the primary beneficiary of Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment and thus consolidate their results in our consolidated financial statements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Contractual Arrangements with Hangzhou Sky and its Shareholders

Our relationships with Hangzhou Sky and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Hangzhou Sky and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Hangzhou Sky and Dianneng, Hangzhou Sky is not required to transfer any funds generated from its operations to Dianneng.

Service Agreements. Hangzhou Sky and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Hangzhou Sky engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Hangzhou Sky a non-exclusive and non-transferable license to use certain intellectual property owned by it for Hangzhou Sky’s businesses. Hangzhou Sky pays Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual property, respectively. Dianneng owns any intellectual property created or obtained by Hangzhou Sky under the strategy consulting service agreement. Each service agreement has a term of 10 years or 20 years and will be automatically renewed unless earlier terminated by Dianneng upon 30 days prior notice to Hangzhou Sky, except that the intellectual property license agreement is renewable upon the written consent of both parties.

Equity Pledge Agreement. Hangzhou Sky and its shareholders, Mijia and Ms. Qinyi Zhu, have entered into an equity pledge agreement with Dianneng, under which the shareholders of Hangzhou Sky pledged all of their equity interests in Hangzhou Sky to Dianneng as collateral for all of Hangzhou Sky’s payments due to Dianneng under the above service agreements. If any event of default as defined under this agreement occurs, Dianneng, as pledgee, will be entitled to dispose of the pledged equity interests in certain ways, including by negotiating with such shareholders for the transfer of the pledged equity interests. This agreement will terminate when all the amounts payable by Hangzhou Sky to Dianneng under the service agreements have been fully paid and Hangzhou Sky has fulfilled its obligations under the service agreements.

Purchase Option and Cooperation Agreement. Hangzhou Sky and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which the shareholders of Hangzhou Sky irrevocably granted to Dianneng or its designee an exclusive option to purchase their equity interests in Hangzhou Sky or all or a part of the assets owned by Hangzhou Sky at a purchase price equal to their respective initial contributions to the registered capital of Hangzhou Sky.

Dianneng may exercise such option at any time. In addition, Hangzhou Sky and its shareholders agree that without Dianneng’s consent, Hangzhou Sky will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Hangzhou Sky have been transferred to Dianneng pursuant to the option under this agreement. This agreement remains effective until terminated by Dianneng upon 30 days prior notice to the other parties.

Powers of Attorney. The shareholders of Hangzhou Sky have executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of their rights as shareholders of Hangzhou Sky, including the right to appoint and elect board members and senior management members and other voting rights. Each power of attorney has a term of 20 years.

Contractual Arrangements with Mijia and its Shareholders

Our relationships with Mijia and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Mijia and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Mijia and Dianneng, Mijia is not required to transfer any funds generated from its operations to Dianneng.

Service Agreements. Mijia and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Mijia engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Mijia a non-exclusive and non-transferable license to use certain intellectual property owned by it for Mijia’s businesses. Mijia pays Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual property, respectively. Dianneng owns any intellectual property created or obtained by Mijia under the strategy consulting service agreement. Each service agreement has a term of 10 years or 20 years and will be automatically renewed unless earlier terminated by Dianneng upon 30 days prior notice to Mijia, except that the intellectual property license agreement is renewable upon the written consent of both parties.

Equity Pledge Agreement. Mijia and its shareholders, Mr. Tao Song, Mr. Li Ou, Mr. Yan Tang, Mr. Zhiyi Xia, Ms. Zi Jin, Mr. Guoping Qu, Mr. Wenjie Wu, Mr. Zhe Wang, Mr. Wanyan Shao, Mr. Qing Yan and Mr. Rui Zeng, have entered into an equity pledge agreement with Dianneng, under which the shareholders of Mijia pledged all of their equity interests in Mijia to Dianneng as collateral for all of Mijia’s payments due to Dianneng under the above service agreements. If any event of default as defined under this agreement occurs, Dianneng, as pledgee, will be entitled to dispose of the pledged equity interests in certain ways including by negotiating with such shareholders for the transfer of the pledged equity interests. This agreement will terminate when all the amounts payable by Mijia to Dianneng under the service agreements have been fully paid and Mijia has fulfilled its obligations under the service agreements.

Purchase Option and Cooperation Agreement. Mijia and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which the shareholders of Mijia irrevocably granted to Dianneng or its designee an exclusive option to purchase their equity interests in Mijia or all or a part of the assets owned by Mijia at a purchase price equal to equal to their respective initial contributions to the registered capital of Mijia.

Dianneng may exercise such option at any time. In addition, Mijia and its shareholders agree that without Dianneng’s consent, Mijia will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Mijia have been transferred to Dianneng pursuant to the option under this agreement. This agreement remains effective until terminated by Dianneng upon 30 days prior notice to the other parties.

Powers of Attorney. The shareholders of Mijia have executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of their rights as shareholders of Mijia, including the right to appoint and elect board members and senior management members and other voting rights. Each power of attorney has a term of 20 years.

Contractual Arrangements with Fanyi and its Shareholders

Our relationships with Fanyi and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Fanyi and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Fanyi and Dianneng, Fanyi is not required to transfer any funds generated from its operations to Dianneng.

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Fanyi and Dianneng, Fanyi engages Dianneng as its exclusive provider of technical and business support and consulting services and pays Dianneng service fees. Dianneng exclusively owns any intellectual property arising from the performance of this agreement. This agreement has a term of 10 years unless earlier terminated by Dianneng upon 30 days prior written notice or renewed by Dianneng before the expiration of this agreement.

Equity Pledge Agreement. Fanyi and its shareholders, Mr. Tao Song and Mr. Tao Yang, have entered into an equity pledge agreement with Dianneng, under which the shareholders of Fanyi pledged all of their equity interests in Fanyi to Dianneng as collateral for all of Fanyi’s payments due to Dianneng under the above exclusive business cooperation agreement. If any event of default as defined under this agreement occurs, Dianneng, as pledgee, will be entitled to dispose of the pledged equity interests. This agreement will terminate after the consulting and service fees and other expenses under the business cooperation agreements have been fully paid and Fanyi has fulfilled its obligations thereunder.

Exclusive Purchase Option Agreement. Fanyi and its shareholders have entered into an exclusive purchase option agreement with Dianneng, under which the shareholders of Fanyi irrevocably granted to Dianneng or its designee an exclusive option to purchase their equity interests in Fanyi at a purchase price equal to the amount of the registered capital of Fanyi actually contributed for the equity interest to be purchased.

Dianneng may exercise such option at any time and may choose to pay the above purchase price through cancelling the loan owed to it by Fanyi’s shareholders under the loan agreements described below and thus will not need to pay any additional amount. In addition, Fanyi and its shareholders agree that without Dianneng’s consent, Fanyi will not engage in certain transactions including selling, transferring, mortgaging or otherwise disposing of any of its assets, businesses or beneficial interests or declaring any dividend. This agreement has a term of 10 years and is renewable at Dianneng’s sole discretion.

Loan Agreements. Each shareholder of Fanyi has entered into two loan agreements with Dianneng. Under these loan agreements, Dianneng lent RMB7.5 million (US$1.1 million) and RMB2.5 million (US$0.4 million) to Mr. Tao Song, one of Fanyi’s shareholders, solely for him to provide such funds to Fanyi for business development and a capital increase. Each loan has a term of 10 years, which can be extended upon written consent of the parties thereto. Mr. Song shall, at Dianneng’s discretion, repay the loan by transferring his equity interests in Fanyi to Dianneng or its designated third party according to the above exclusive purchase option agreement.

The part of the purchase price under the exclusive purchase option agreement which exceeds the principal under this loan agreement shall be regarded as interest on this loan and shall be paid to Dianneng by Fanyi. Dianneng can only request Mr. Tao Yang, the other shareholder of Fanyi, to repay the loan by transferring his equity interest in Fanyi to Dianneng or Dianneng’s designated third party and the share transfer price shall settle the principal and interest incurred under the loan.

Powers of Attorney. The shareholders of Fanyi have executed a power of attorney to irrevocably grant to Dianneng or its assignee the power of attorney to exercise all of their rights as shareholders of Fanyi, including the right to appoint board members and senior management members, other voting rights and the right to sell, transfer, pledge or otherwise dispose of all or a part of their equity interests in Fanyi.

Contractual Arrangements with Feineng and its Shareholders

Our relationships with Feineng and its shareholders are governed by a series of contractual arrangements. Under PRC law, each of Feineng and Dianneng is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Feineng and Dianneng, Feineng is not required to transfer any funds generated from its operations to Dianneng.

Service Agreements. Feineng and Dianneng have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Feineng engages Dianneng as its exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to Feineng a non-exclusive and non-transferable license to use certain intellectual property owned by it for Feineng’s businesses. Feineng pays Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual property, respectively. Dianneng owns any intellectual property created or obtained by Feineng under the strategy consulting service agreement. Each service agreement has a term of 10 years or 20 years and will be automatically renewed unless terminated by Dianneng upon 30 days prior notice to Feineng, except that the intellectual property license agreement is renewable upon the written consent of both parties.

Equity Pledge Agreement. Feineng and its shareholders, Mr. Tao Song and Mr. Li Ou, have entered into an equity pledge agreement with Dianneng, under which the shareholders of Feineng pledged all of their equity interests in Feineng to Dianneng as collateral for all of Feineng’s payments due to Dianneng under the above exclusive business cooperation agreement. If any event of default as defined under this agreement occurs, Dianneng, as pledgee, will be entitled to dispose of the pledged equity interests. This agreement will terminate when all the amounts payable by Feineng to Dianneng under the service agreements have been fully paid and Feineng has fulfilled its obligations under the service agreements.

Purchase Option and Cooperation Agreement. Feineng and its shareholders have entered into a purchase option and cooperation agreement with Dianneng, under which the shareholders of Feineng irrevocably granted to Dianneng or its designee an exclusive option to purchase their equity interests in Feineng or all or a part of the assets owned by Feineng at a purchase price equal to their initial contribution of the registered capital of Feineng.

Dianneng may exercise such option at any time. In addition, Feineng and its shareholders agree that without Dianneng’s consent, Feineng will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Feineng have been transferred to Dianneng pursuant to the option under this agreement. This agreement remains effective until terminated by Dianneng upon 30 days prior notice to the other parties.

Powers of Attorney. The shareholders of Feineng have executed a power of attorney to irrevocably grant to Dianneng or its designee the power of attorney to exercise all of their rights as shareholders of Feineng, including the right to appoint and elect board members and senior management members and other voting rights. Each power of attorney has a term of 20 years.

Contractual Arrangements with Hangzhou Investment and its Shareholder

Our relationships with Hangzhou Investment and its shareholder are governed by a series of contractual arrangements. Under PRC law, each of Hangzhou Investment and Tiandian is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements between Hangzhou Investment and Tiandian, Hangzhou Investment is not required to transfer any funds generated from its operations to Tiandian.

Service Agreements. Hangzhou Investment and Tiandian have entered into the following service agreements: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which Hangzhou Investment engages Tiandian as its exclusive provider of technical support and strategy consulting services and Tiandian agrees to grant to Hangzhou Investment a non-exclusive and non-transferable license to use certain intellectual property owned by it for Hangzhou Investment’s businesses. Hangzhou Investment shall pay to Tiandian service fees and royalties as determined by Tiandian based on the services provided and the actual use of the intellectual property, respectively. Tiandian shall own any intellectual property created or obtained by Hangzhou Investment under the strategy consulting service agreement. Each service agreement has a term of 10 years or 20 years and will be automatically renewed unless terminated by Tiandian upon 30 days prior notice to Hangzhou Investment, except that the intellectual property license agreement is renewable upon the written consent of both parties.

Equity Pledge Agreement. Hangzhou Investment and its shareholder, Mr. Tao Song, have entered into an equity pledge agreement with Tiandian, under which Mr. Song pledged all of his equity interests in Hangzhou Investment to Tiandian as collateral for all of Hangzhou Investment’s payments due to Tiandian under the above service agreements. If any event of default as defined under this agreement occurs, Tiandian, as pledgee, will be entitled to dispose of the pledged equity interests. This agreement will terminate when all the amounts payable by Hangzhou Investment to Tiandian under the service agreements have been fully paid and Hangzhou Investment has fulfilled its obligations under the service agreements.

Purchase Option and Cooperation Agreement. Hangzhou Investment and its shareholder, Mr. Tao Song, have entered into a purchase option and cooperation agreement with Tiandian, under which Mr. Song irrevocably granted to Tiandian or its designee an exclusive option to purchase his equity interests in Hangzhou Investment or all or a part of the assets owned by Hangzhou Investment at the purchase price equal to the amount of the registered capital of Hangzhou Investment or the corresponding part thereof.

Tiandian may exercise such option at any time. In addition, Hangzhou Investment and Mr. Song agree that without Tiandian’s consent, Hangzhou Investment will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of Hangzhou Investment have been transferred to Tiandian through exercising of the option under this agreement. This agreement remains effective until terminated by Tiandian upon 30 days prior notice to the other parties.

Powers of Attorney. Mr. Tao Song, the shareholder of Hangzhou Investment, has executed a power of attorney to irrevocably grant to Tiandian or its designee the power of attorney to exercise all of his rights as a shareholder of Hangzhou Investment, including the right to appoint and elect board members and senior management members and other voting rights. This power of attorney has a term of 10 years.

D.	Property, Plant and Equipment

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices at other addresses in Beijing, Shanghai and Shenzhen under leases with terms ranging from one year to less than three years. In aggregate, we maintained a total of approximately 8,000 square meters of office space as of March 31, 2012. We lease our facilities from independent third-parties and do not own any real property.

The following table sets forth a summary of our material leases as of March 31, 2012:

Location	Space (in square meters)	Usage of Property	Expiration
Hangzhou	3,112	Principal Executive Office	May 2015
	3,112	Office	May 2015
Beijing	600	Office	May 2012*
Shanghai	248	Office	June 2014
	347	Office	August 2013

*	We have renewed the lease agreement for an additional one-year term ending May 2013.

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This report contains forward-looking statements. See “— H. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, which involve risks and uncertainties. In evaluating our business, you should also carefully consider the information provided under the caption “Item 3. Key Information — D. Risk Factors” in this annual report.

A.	Operating Results

Overview

We operate the leading mobile application store in China, measured by revenues in 2010, according to the 2011 Analysys Report. On our Maopao application store, users can browse, download and purchase a wide range of applications and content, such as single-player games, mobile music and books. In addition, we have established a leading mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and content with social network functions to our registered members. We target the feature phone market, the largest mobile phone segment in China, according to the 2011 Analysys Report. We collaborate with handset companies to pre-install Maopao on mobile handsets before shipment. From January 1, 2007 to March 31, 2012, Maopao had approximately 977 million cumulative users. Over the same period, we offered over 2,070 applications and over 133,400 content titles in our Maopao application store and the cumulative number of downloads reached 8.4 billion.

We generate revenues primarily through users’ purchases of the applications and content offered on the Maopao application store. Third-party content providers develop a majority of these applications and content, with the remainder developed by us in-house. We collect payments primarily through mobile service providers, which utilize mobile network operators’ billing channels to collect payment for users’ purchases on Maopao. Since March 2010, we have also been working with independent payment processing agents to collect user payments through a variety of payment channels, including prepaid cards, bank remittance and online payments.

Through these third-party payment channels, our users can deposit funds into accounts they register with us and then use such funds to purchase mobile applications and other content through our virtual currency, the K Currency. Currently only registered members of our Maopao Community purchasing virtual items in mobile social games and social network applications in the Maopao Community can pay through K Currency. Although we have not historically collected a significant portion of our sales proceeds through K Currency, the use of K Currency among our users has increased in connection with the growth of our registered membership base in the Maopao Community.

We share sales proceeds from Maopao with handset companies, content providers and payment service providers. Costs associated with payments under such sharing arrangements with these industry participants account for most of our cost of revenues.

We have grown substantially since we launched Maopao in 2006. Approximately 1,613.9 million, 3,331.8 million and 3,448.7 million downloads of applications and content titles from Maopao occurred in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. We have also established an active user base in the Maopao Community, where the number of registered members increased from approximately 20.4 million as of March 31, 2010 to approximately 170.6 million as of March 31, 2012.

Factors Affecting Our Results of Operations

We have benefited from general conditions affecting the mobile applications industry in China, including overall economic growth, which has resulted in increases in disposable income and discretionary consumer spending; government and industry initiatives accelerating the technological advancement and growth of the mobile handset and mobile applications industry; the growing popularity of and increasing reliance on mobile handsets for communication needs, sourcing of information and entertainment; and favorable demographic trends, particularly increasing urbanization of young people, who are more inclined to use mobile applications and content. These general conditions will continue to affect our results of operations.

The following specific factors also affect our results of operations:

The continued growth of China’s mobile handset industry

A primary factor impacting our revenues is the sales volume of mobile handsets in China. While smart phones are gaining popularity in China due to their declining retail prices, which challenges feature phones’ dominant market position in the Chinese handset market, feature phones maintain their appeal in the low-price handset market. Feature phones still represent the majority of the Chinese handset market measured by the Chinese mobile handset installed base. According to the 2011 Analysys Report, feature phones are expected to continue to dominate the Chinese handset market for the next two years.

The 2011 Analysys Report forecasts that market demand for feature phones will continue to be strong, and feature phones will reach 679 million units in 2013, representing 58.4% of the overall mobile handset market in China. We believe the feature phone market presents a number of opportunities, particularly in the low-price market sector.

Another factor that may drive the growth of our business is the growth of the domestic mobile handset industry in China, which has developed rapidly in recent years. In 2010, domestic handsets had 47% of the overall market in China in terms of sales volumes, according to the 2011 Analysys Report. The growth of the domestic mobile handset market makes mobile handsets more affordable to a wider variety of people and enables more low-end mobile handset users to replace their mobile phones at relatively low costs. This group of mobile users typically pays greater attention to mobile handsets’ performance-to-price ratio and tends to be attracted to the entertainment functions of mobile phones. We believe that the mobile entertainment industry will benefit from the increase in the number of low-cost domestic mobile handsets in China.

Our ability to increase the installed base of our application stores

Our results of operations significantly depend on the overall size of our user base, which in turn depend on the size of the installed base of our Maopao application store and demand for handsets manufactured by handset companies that pre-install the Maopao application store. In addition to focusing on the feature phone market, in April 2010 and May 2012, we launched new versions of Maopao for smart phones that run on the Symbian operating system and Android’s operating system, respectively.

The fast growth of the Chinese handset market is characterized by fragmentation and rapid innovation in design and functionality. We believe our success depends on the growth of the feature phone market, the successful development of our new mobile application stores for smart phones and our ability to maintain and enhance our relationships with handset companies and establish cooperation with additional handset companies, particularly those with substantial market share or high growth potential.

As of March 31, 2012, we had pre-installation arrangements with over 860 handset companies and from January 1, 2007 to March 31, 2012, Maopao had approximately 977 million cumulative users. Our large user base among feature phone users has contributed to our revenue growth and has solidified our position in the mobile application sector. We are also developing a version of Maopao that can be downloaded over the air to handsets, including some smart phones, so that users with existing handsets without Maopao pre-installed can download and install Maopao to access applications and content on Maopao. User acceptance of over-the-air download of Maopao and our ability to pre-install Maopao in smart phones will also affect our user base and results of operations.

Our ability to continue to source and offer popular applications and content and generate revenues from our large user base

We generate revenues primarily through users’ purchases of mobile applications and other content offered on Maopao. These purchases substantially depend on our ability to source applications and content that appeal to rapidly changing user preferences, mobilize our user base into a community of active members and appropriately price our content offerings. Our ability to identify and offer applications and other content appealing to our target users in China, such as popular local card games, mobile social games, mobile books, dating-related applications and other social network functions, has significantly contributed to our revenue growth.

We believe the popularity of our applications and content on Maopao will affect the loyalty of our users and their willingness to spend money on such applications and content. As user preferences for mobile applications and other content can change quickly, our results of operations significantly depend on our ability to source, aggregate and update applications and content on Maopao to cater to users’ interests and attract users to download and pay for such applications and content. In particular, we believe our users have a growing interest in mobile community-based applications and content, and we have been focusing on developing our Maopao Community, which features applications and content with social network functions.

We plan to enhance our mobile community content with a focus on mobile social games. Revenues from mobile social games have grown rapidly since February 2010, when we launched Fantasy of the Three Kingdoms, our first major mobile social game, and we intend to increase our offerings of mobile social games to capture user interest. We expect to introduce several new mobile social games over the next year. We also plan to improve access to the Maopao Community by prioritizing the placement of our community offerings within the Maopao store. Furthermore, we are expanding the use of our unified account management system so that each of our users has a unique account on Maopao, which will facilitate users’ access and use of Maopao Community functions.

We expect to incur additional operational costs, as the expansion of the Maopao Community will require more resources in terms of personnel, server capacity and customer support. However, we do not expect such additional costs to materially impact our total operating expenses. We believe that the expansion of community-based content and applications and the development of the Maopao Community will positively impact our liquidity, capital resources and results of operations. However, we have limited experience in this area and a number of factors could materially adversely affect our expansion plans. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — As community-based applications and other content offered through Maopao are expected to account for an increasing portion of our future revenues, any adverse developments relating to such content may adversely affect our results of operations.”

We typically determine the prices of applications and content on the Maopao application store. In addition to paid applications and content, we offer certain applications and content free of charge to generate user interest. We believe our results of operations will be significantly depend on our ability to balance free offerings with paid offerings and set appropriate price points to optimize monetization of our user base.

Our ability to more efficiently collect sales proceeds from mobile service providers and increase the use of third-party payment channels

We collect a substantial majority of our revenues through mobile service providers who utilize mobile network operators’ billing channels to collect sales proceeds from users’ purchases on the Maopao application store. Billing and transmission failures, such as failures to transmit MR data due to technical problems with the network or service providers’ failure to collect all or part of sales proceeds due from network operators, adversely affect collection efficiency. The ability of mobile service providers to avoid and address such failures varies. When users make a purchase from the Maopao application store, we have the flexibility to direct the purchase to the mobile service provider of our choice.

We aim to maximize collection of sales proceeds by using mobile service providers that we believe have better collection performance, shorter payment periods and lower transmission error rates, and closely monitoring our relationships with mobile service providers to lower collection risk. We share sales proceeds with mobile service providers, who in turn have revenue-sharing arrangements with mobile network operators. Payment channel cost constituted the largest component of our cost of revenues in each of the three fiscal years ended March 31, 2012.

In addition, to diversify users’ payment options, we have introduced our own form of virtual payment, K Currency, which users can purchase using a variety of means. Although we have not historically collected a significant portion of sales proceeds through K Currency, we aim to significantly increase the use of K Currency among our users. We have entered into payment cooperation agreements with six payment processing agents and are actively promoting the use of third-party payment channels among our users, such as by offering promotional K Currency to users making payment through third-party payment channels.

Because as a percentage of sales amounts, costs charged by payment processing agents are generally lower than costs charged by mobile service providers, we believe the increasing utilization of third-party payment channels will also help reduce our cost of revenues and potentially improve our profitability. Furthermore, as currently users can only purchase virtual items in our social network applications and mobile social games in the Maopao Community with the K Currency, the percentage of sales proceeds collected from third-party payment channels is also largely affected by the growth of such community-based applications and content titles. We plan to extend the availability of these third-party payment channels to all our users for all applications and content, in the form of a branded billing gateway, which we named the Easy Mobile Pay System.

Our ability to control costs related to handset companies and content providers

We share sales proceeds with handset companies that pre-install the Maopao application store as well as content providers from whom we license applications and content. Aggregate amounts paid to handset companies and content providers constituted a significant portion of our total cost of revenues in each of the three fiscal years ended March 31, 2012. Therefore, any change in our sales proceeds sharing percentage with handset companies and content providers, due to competition or otherwise, could significantly affect our results of operations. For some third-party applications or content titles, we make a one-time payment to the content provider for all of its rights. If such applications or content titles, or applications or content titles developed by our in-house team, become popular with users, we may achieve higher profit margins.

In line with industry practice in the PRC, we share sales proceeds with content providers and handset companies based on user transaction data provided by mobile service providers, and calculate exact shared amounts based on corresponding content or handset model identification information included in such data. To share such sales proceeds, handset companies need to build in a specific authorization code we designate to identify handset companies, as well as applications or content titles, when pre-installing the Maopao application store.

Historically, when introducing a new handset model in a short time, handset companies might have pre-installed our application store to enhance handset features without having obtained the authorized codes from us. In such circumstances, these handsets could still access Maopao, but we would not be able to properly recognize the handset model from which a particular transaction is originated and, as a result, we would not be able to share sales amounts with handset companies for transactions effected through these handsets. Our track record of sharing sales proceeds with handset companies and our reputation in the industry promoted our brand and our ability to generate additional revenue streams for handset companies. As such, an increasing number of handset companies worked with us to pre-install our authorized codes in each of the past three years. Therefore, during the same period, the percentage of transactions effected through Maopao for which we need to share sales proceeds with handset companies increased, and our cost of revenues associated with payments to handset companies, increased accordingly.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may issue or revise rules, policies or guidelines that may affect our results of operations. For example, in January 2010, China Mobile began to implement measures under which any party offering mobile applications and content that are embedded in handsets was required to introduce additional notices and confirmations to users during the purchase of such offerings. Previously a single SMS code could be used for multiple service offerings or partners, while under these measures users may need to send two confirmation SMSs before effecting a transaction, which makes it more burdensome for users to purchase applications and content through Maopao. As a result, some users purchase fewer applications and content through Maopao.

In addition, when more SMSs need to be transmitted to effect the same volume of transactions, we may face incremental billing and transmission failures. As a result, any of these measures may lead to a higher percentage of downloads that fail to result in payments, which would affect our revenues and results of operations. Since September 2010, China Mobile has applied new measures that require users to send triple confirmation SMSs before a transaction can be effected.

When more SMSs need to be transmitted to effect the same volume of transactions, we face more billing and transmission failures. These developments adversely affected our revenues. Partly due to the triple-confirmation-SMS measures adopted by China Mobile, our revenue growth has been declining since September 2010. Similar or more stringent measures imposed by the government or mobile network operators could materially adversely affect our results of operations.

In addition, since late 2009, key mobile network operators have increased their monitoring of inappropriate mobile content and activities through quality control procedures on services provided by mobile service providers. They unilaterally terminated the services provided by some mobile service providers because these mobile service providers allegedly provided inappropriate content in violation of regulatory requirements or charged users service fees without their consent. After directing users to make payments through other mobile service providers, we experienced delays associated with such changes, resulting in a loss of revenue during the change over period. Furthermore, mobile service providers have different settlement efficiencies and proceeds sharing ratios. As a result of such changes, our revenues and costs may be adversely affected.

Our ability to achieve high operating efficiency

Our operating expenses include research and development expenses, sales and marketing expenses, general and administrative expenses and other operating income, net, mainly consisting of salary and benefits expenses, including share-based compensation charges, professional fees, training expenses, overhead and communication expenses.

Our total operating expenses increased from RMB65.9 million in fiscal 2010 to RMB188.8 million (US$30.0 million) in fiscal 2012, and our operating expenses excluding share-based compensation increased from RMB62.5 million in fiscal 2010 to RMB146.0 million (US$23.2 million) in fiscal 2012, as we hired more personnel to facilitate our expansion and incurred more expenses to support our growth.

Operating expenses excluding share-based compensation as a percentage of our total revenues increased from 11.5% to 21.3% from fiscal 2010 to fiscal 2012, primarily as a result of our increased headcount and sales and marketing activities, partially offset by cost savings resulting from improvements in labor efficiency. As we have become a public company, our operating expenses increased in absolute amount, and we aim to maintain or enhance our operating efficiency as our business expands.

Description of Certain Statement of Operations Items

Revenues

Our revenues amounted to RMB544.3 million, RMB675.3 million and RMB685.6 million (US$108.9 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, as we rapidly expanded our user base, resulting in increased user purchases of mobile application and content offerings on Maopao.

In the three fiscal years ended March 31, 2012, we derived a substantial majority of our revenues from sales of mobile applications and other content through our Maopao application store, which we refer to as application store revenues. We collected a substantial majority of our sales proceeds through mobile service providers, who utilize mobile network operators’ billing channels pursuant to agreements with network operators. Our users can purchase our single-user applications and content titles and some social network applications offered in our Maopao application store through mobile service providers’ billing channels.

Prior to April 2010, our users could also pay for applications and virtual items offered through Maopao Community through service providers, although revenues from such payments were immaterial in the three fiscal years ended March 31, 2010. Starting from April 2010, we no longer provided this payment option. We recognize application store revenue on a gross basis and recognize the commissions retained by the mobile service providers and mobile network operators as cost of revenues in our consolidated statements of comprehensive income.

We offer our own virtual currency, K Currency, allowing members of our Maopao Community to purchase virtual items in our community-based applications, including our mobile social games and social network applications. We refer to such revenues as Maopao Community revenues through K Currency. Users can purchase K Currency through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers and Alipay, and we collect sales amounts through payment processing agents. We record Maopao Community revenues through K Currency net of fees charged by payment processing agents.

We also record certain fees and commissions we receive as other revenues. For example, certain mobile service providers and one mobile network operator sell mobile applications and other content to mobile phone users through Maopao, for which we charge a commission equal to a percentage of the revenues that the mobile service providers and the mobile network operator receive from mobile phone users with respect to such applications and content. In addition, we place some of our mobile applications and content, such as some simple card games and mobile music and books we license, on websites or mobile platforms of certain service providers, and charge a commission on the sale of such mobile applications and content. We recognize revenue upon receipt of monthly statements from the mobile service providers.

The following table sets forth application store revenues, Maopao Community revenues through K Currency and other revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Revenues
Application store revenues(1)	515,768	94.8	598,782	88.7	546,117	86,720	79.7
Maopao Community revenues through K Currency(2)	3,578	0.6	60,050	8.9	110,536	17,553	16.1
Other revenues	24,912	4.6	16,462	2.4	28,910	4,590	4.2

Total Revenue	544,258	100.0	675,294	100.0	685,563	108,863	100.0

(1)	Application store revenues represent revenues collected through carrier channels.
(2)	Maopao Community revenues through K Currency represent revenues collected through third party channels.

Our revenue growth is primarily due to the growth in user downloads of our applications and content titles, which in turn is driven by an expansion of the installed base of Maopao in mobile handsets, an increase in the diversity and quality of our content portfolio and improvements in our ability to identify and source content that appeals to our users. In the fiscal year ended March 31, 2012, the number of new users added to our Maopao application store increased to approximately 321.7 million from approximately 220.5 million in the fiscal year ended March 31, 2010. However, the increase in user activity has slowed due to the declining feature phone market in China. The following table sets forth total user downloads of our single-user applications and content titles for the periods indicated:

	For the Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB
	(in millions)
Single-user application and content downloads
Single-player games	851.0	1,351.8	1,279.7
Multimedia applications and content titles	341.7	587.5	526.0
Other single-user applications	397.5	1,272.7	1,417.0

We expect Maopao Community revenues through K Currency to increase in the foreseeable future as we further develop our Maopao Community and increase the use of K Currency among our users. The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three Month Period Ended
	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012
	(in millions)
Number of active members	14.7	16.7	16.9	17.3
Number of member log-ins	1,360.6	1,440.4	1,101.5	775.1

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs.

	For the Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Cost of Revenues
Costs associated with payments to industry participants	341,542	96.4	425,514	91.5	429,385	68,183	91.2
Direct costs	12,809	3.6	39,323	8.5	41,640	6,613	8.8

Total cost of revenues	354,351	100.0	464,837	100.0	471,025	74,796	100.0

Costs associated with payments to industry participants represent consideration paid to (i) mobile service providers for collecting application store revenues; (ii) handset companies for pre-installing Maopao onto their handsets before shipment and (iii) content providers for licensing applications and content that we provide on the Maopao application store.

As consideration for using their payment channels, we generally share with mobile service providers a percentage of our sales proceeds collected through them. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates of mobile network operators. We usually settle our balances with mobile service providers every month. Revenues generated through our top three mobile service providers, the operating companies of Shenzhen Xunhong, Phoenix New Media, and Kongzhong, contributed approximately 14%, 12% and 8%, respectively, of our total revenues for the fiscal year ended March 31, 2012. Our contracts with mobile service providers are usually for one or two year terms. Our contracts with the operating companies of Shengzhen Xunhong, Phoenix New Media and Kongzhong will expire in November 2012, June 2013, and November 2012, respectively, and we expect to renew the contracts with these three companies on the same or similar terms.

We generally pay handset companies a percentage of the sales proceeds we receive from payment channels that are generated from their handsets. To share such sales proceeds, handset companies need to build in a specific authorization code we designate for each handset when pre-installing Maopao.

We typically pay content providers a percentage of the sales proceeds we receive from payment channels that are derived from their content. For certain applications and content titles, we make a one-time payment to the content provider to acquire all associated rights, all of which we include in our cost of revenues at the time of such acquisition. We do not capitalize and amortize such payments over the life of the application or content title because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

Direct costs include primarily fees we pay for outsourcing design-related work for pre-installing the Maopao application store on handsets, salaries and benefits for Maopao application store operation employees, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao. Following our purchase of additional servers and other computer equipment used to operate the Maopao application store in the fiscal years ended March 31, 2011 and 2012, depreciation under our direct cost increased due to depreciation relating to such equipment. Direct costs increased primarily as a result of the increase in headcount and promotion activities for the operation of some Maopao social games, such as our Chinese Poker Game.

Approximately RMB8.3 million and RMB27.3 million accrued costs payable for content and handset software design were reversed into cost of sales upon the expiration of the statute of limitations in the fiscal years ended March 31, 2011 and 2012, respectively. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010. Due to the incompleteness of the data, we were unable to identify the content sources or handset models for the relevant transactions. We did not have such a reversion in fiscal 2010.

Our gross margins were 34.9%, 31.2% and 31.3% in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Our gross margin remained stable in fiscal years 2011 and 2012 primarily because the increase in our costs was in line with our revenue growth.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, general and administration expenses and other operating income. The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of our total operating expenses for the periods indicated:

	For the Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Operating Expenses
Research and development expenses	26,900	40.8	52,260	27.6	71,088	11,289	37.7
Sales and marketing expenses	21,511	32.6	38,200	20.2	37,361	5,933	19.8
General and administration expenses	17,507	26.6	98,938	52.2	83,996	13,338	44.5
Other operating income, net	—	—	—	—	(3,675)	(584)	(2.0)

Total operating expenses	65,918	100.0	189,398	100.0	188,770	29,976	100.0

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao, mobile applications and content and communication fees we paid for testing our research and development work. Our share-based compensation charges allocated under research and development expenses amounted to approximately RMB0.5 million, RMB9.5 million and RMB8.5 million (US$1.4 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Research and development expenses accounted for 4.9%, 7.7% and 10.4% of our total revenues in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Our research and development expenses have been increasing in recent years primarily because we hired additional engineers and researchers and increased the fees we paid for outsourcing research and development work. We expect that our research and development expenses will increase in the future as we devote resources to improve Maopao’s user experience both on feature phones and smart phones.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, traveling, entertainment and sales office related expenses and market survey fees. Our share-based compensation charges allocated under sales and marketing expenses amounted to approximately RMB0.6 million, RMB4.7 million and RMB3.6 million (US$0.6 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Sales and marketing expenses accounted for 4.0%, 5.7% and 5.4% of our total revenues in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Our sales and marketing expenses decreased slightly in the fiscal year ended March 31, 2012, primarily due to our efforts to enhance labor efficiency. We expect that our sales and marketing expenses will increase as we promote our Maopao brand name, devote efforts to expand the handset installation base of the Maopao application store in the feature phone market and promote our Application Store II in the smart phone market.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred in connection with general corporate purposes. Our share-based compensation charges allocated under general and administration expenses amounted to RMB2.3 million, RMB33.4 million and RMB30.7 million (US$4.9 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. General and administration expenses accounted for approximately 3.2%, 14.7% and 12.3% of our total revenues in the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

Our general and administration expenses in the fiscal year ended March 31, 2012 decreased compared to the fiscal year ended March 31, 2011, primarily due to lower management bonuses and our efforts to enhance labor efficiency. We expect our general and administration expenses to increase in absolute amount as we expand our business and incur additional expenses as a publicly traded company, which include expenses related to maintaining our internal control over financial reporting and complying with our reporting obligations.

Other operating income, net

Our other operating income in fiscal 2012 was RMB3.7 million (US$0.6 million), and primarily related to local government grants of RMB2.1 million (US$0.3 million) for certain research and development projects and gains of 1.9 million (US$0.3 million) as a result of the sale of a portion of our equity interests in Heisha to Heisha’s management in fiscal 2012.

Other Gains and Losses

We had other gains of RMB3.5 million, RMB11.2 million and RMB11.6 million (US$1.9 million) in fiscal 2010, 2011 and 2012, respectively. The gains in fiscal 2010 were primarily related to income on loan receivables and other investments of RMB1.1 million and interest income of RMB1.1 million. The other gains in fiscal 2011 were primarily related to an exchange gain of RMB7.9 million and interest income of RMB2.7 million. The other gains in fiscal 2012 were primarily related to interest income of RMB12.1 million (US$1.9 million) and a government grant of RMB2.3 million (US$0.4 million) for our successful public offering in December 2010, partially offset by an exchange loss of RMB3.3 million (US$0.5 million).

Impairment on Investment in an Associate

We recognized a RMB5.8 million impairment of our investment in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, during the fiscal year ended March 31, 2011, due to the continuing poor business performance and negative discounted cash flow forecast of the investee.

Finance Costs

We incurred finance costs of RMB5.4 million and RMB4.3 million in the fiscal years ended March 31, 2010 and 2011, respectively. The finance cost was related to distributions payable to our Series A convertible redeemable preferred shares. We did not incur finance costs in the fiscal year ended March 31, 2012.

Share of Results of Associates

We had four associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC as of March 31, 2012. The results, assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan is 15,000,000 shares. As of March 31, 2012, the aggregate number of common shares underlying our outstanding options under the 2010 Plan was 8,521,650 shares. The option holders are not entitled to dividends nor do they have voting rights.

On March 1, 2010, we granted an aggregate of 6,385,400 share options to executive officers and other employees with exercise prices of US$0.26 per share and various vesting provisions over four years. On April 1, 2010, we granted 1,443,600 share options to our employees. On September 15, 2010, we granted an aggregate of 3,320,400 share options with exercise prices of US$0.26 per share to executive officers and other employees. On January 6, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to executive officers and other employees. On January 9, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to executive officers and other employees.

On August 2, 2007, we entered into a Share Vesting Agreement with Xplane Ltd. and each of the then individual shareholders of Xplane Ltd. Pursuant to this agreement, of the 150,000,000 common shares owned by Xplane Ltd., we have the right to repurchase 75,000,000 restricted shares, at their par value of US$0.00005 per share, from Xplane Ltd. in the event of the voluntary or involuntary termination of the individual shareholder’s employment with us. These restricted shares shall be released from the restriction over a period of thirty-six months, with one thirty-sixth (1/36) of the restricted shares being released from the restriction at the end of each calendar month. The holders of the restricted shares retain voting and dividend rights but are restricted from selling such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan due to the fact that each of the individual shareholders of Xplane Ltd. is also our employee. This has resulted in total compensation cost of approximately RMB16.4 million amortized on a graded basis over the restricted shares’ vesting period of 36 months.

On April 1, 2010, Xplane Ltd. issued 493,400 of its restricted shares to its shareholders who are also our employees. Of these 493,400 shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth, and fifth anniversaries of the grant date. We measured the fair value of these restricted shares based on the fair value of our shares, as Xplane Ltd. has no other assets except for its investment in us. The fair value of such restricted shares as of April 1, 2010 was RMB126 (US$19) per share. We recognize the total amount of approximately RMB62.4 million as compensation expense over the five-year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity.

On March 7, 2012, we issued 4,038,176 of our restricted shares to our employees. At the same time, Xplane Ltd. granted 3,340,400 of our restricted shares to employees of our company. The holders of these shares retain the voting and dividends rights of, but are restricted from selling, such non-vested restricted shares. The 7,378,576 shares vest 25% on each anniversary of the grant date. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB2.88 (US$0.46). We recognize the total amount of approximately RMB21.3 million as compensation expense over the four-year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity.

In the fiscal years ended March 31, 2010, 2011 and 2012, we had share-based compensation charges of RMB3.6 million, RMB50.3 million and RMB45.7 million (US$7.3 million), respectively. The allocation of the share-based compensation charges recognized during these three fiscal years was as follows:

	For the Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	143	2,656	2,939	467
Research and development expense	539	9,528	8,536	1,356
Sales and marketing administration expenses	576	4,737	3,552	564
General and administration expenses	2,348	33,369	30,656	4,868

Total	3,606	50,290	45,683	7,255

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

China

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, companies established in China were generally subject to a state tax and local EIT at statutory rates of 30% and 3% respectively. Our SPE, Hangzhou Sky, was established in 2005 and qualified as a “software enterprise” in 2007. Under PRC tax laws and regulations, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Hangzhou Sky was thus entitled to a full exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012.

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Our PRC subsidiaries and SPEs other than Hangzhou Sky and Mijia are currently subject to the EIT rate of 25%.

Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises” strongly supported by the State or that conduct business in encouraged sectors, whether FIEs or domestic companies. On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years.

On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in Notice No. 1. As a “software enterprise,” Hangzhou Sky is entitled to an exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 is 12.5%. In addition, Hangzhou Sky qualified as a “high and new technology enterprise” in 2008 and its qualification was reviewed and approved in 2011, which entitles it to a 15% preferential EIT rate from 2012 to 2014.

After Hangzhou Sky’s qualification as a “software enterprise” expires at the end of 2012, it will be entitled to the 15% preferential tax treatment as long as it continues to qualify as a “high and new technology enterprise.” In addition, Mijia, as a “software enterprise,” is entitled to a full exemption from EIT in 2010 and 2011 and a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%.

However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and continued qualification as a “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, Hangzhou Sky or Mijia may not meet the qualifications and the relevant government authorities may revoke Hangzhou Sky’s “high and new technology enterprise” or Mijia’s “software enterprise” status in the future. Any increase in Hangzhou Sky or Mijia’s EIT rate may materially adversely affect our results of operations.

In addition, under the PRC Enterprise Income Tax Law and the Implementing Rules, dividends generated from the business of our PRC subsidiaries after January 1, 2008 and payable to us may be subject to a withholding tax of 10% as we are a non-resident enterprise incorporated outside of the PRC and the Cayman Islands does not have a tax treaty with China that provides for a different withholding arrangement. Distributions of earnings generated before January 1, 2008 are exempt from PRC withholding tax.

The PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate on their global income. Under the implementation regulations, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and we may be subject to PRC enterprise income tax at the rate of 25% on our worldwide income. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a “resident enterprise” for PRC enterprise income tax purposes, which could result in our global income becoming subject to 25% PRC enterprise income tax.”

PRC Business Tax

According to the Notice on Implementing the Pilot Program for Replacing Business Tax with Value-added Tax in the Transportation Industry and Some Modern Service Industries in Shanghai, or the Shanghai Implementing Measures, promulgated by the Ministry of Finance and the State Administration of Taxation on November 16, 2011, which became effective on January 1, 2012, entities and individuals that provide transportation services and some modern services within the territory of Shanghai shall pay value-added tax, or VAT, instead of the business tax. Taxable services refer to land transportation services, water transportation services, air transport services, pipeline transportation services, research and development and technical services, information technology services, cultural and creative services, logistics support services, tangible personal property lease services and consulting services.

Pursuant to relevant tax rules, a 3% business tax rate applies to Hangzhou Sky, Mijia and Fanyi with respect to their business of value-added telecommunications services that fall under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Business.

Critical Accounting Policies and Estimates

We prepare our financial statements in conformity with IFRS, which requires us to make judgments, estimates and assumptions. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

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

We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

Application Store Revenues

We recognize revenue when it is probable that the economic benefits will flow to us, revenue can be measured reliably and collectability is reasonably assured.

We generate revenue principally from the sale of a wide range of mobile applications and content, such as single-player games, mobile music and books, mobile social games, social network functions and other content, to mobile handset users. Customers can download and purchase the mobile applications and content from our application store, the Maopao platform. The mobile application store is a platform that allows users of mobile phones to browse and download applications and content. We have cooperation agreements with handset companies to pre-install the Maopao platform on mobile handsets before they reach users.

We deliver applications and content to customers primarily through mobile network operators in China. We contract with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from our customers on our behalf. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from our customers by the mobile network operators.

For application store revenues from the sale of applications and content, we recognize revenue on a gross basis at the time when each application or content is successfully downloaded and collectability is reasonably assured. We recognize the commissions retained by mobile service providers and mobile network operators as a cost of revenues in our consolidated statements of comprehensive income.

Users purchase in-game virtual premium items in certain single-player games. As the virtual items are immediately consumed, we recognize revenue upon consumption.

Maopao Community Revenues through K Currency

We offer our own virtual currency, or K Currency, for members of Maopao Community to purchase in-game virtual items in our community-based applications, including mobile social games and social network applications. Such revenues are called Maopao Community revenues through K Currency.

As an alternative to utilizing mobile service providers, we also contract with independent payment processing agents to process prepaid cards or online payment solutions into customer accounts. Customer accounts are charged up with cash credit, which may be converted into K Currency. We collect a majority of Maopao Community revenues through K Currency. The payment processing agents are entitled to a commission for processing customer prepayments.

Maopao Community revenues through K Currency are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. We estimate the user retention pattern and consumption period based on historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. We assess these estimates at the end of each reporting period.

Other Revenues

We allow mobile service providers and one mobile network operator to sell their mobile applications to mobile users through our Maopao platform. We charge the mobile service providers and the mobile network operator a commission based on a percentage of the revenue earned by the mobile service providers and mobile network operator. We recognize revenue upon receipt of monthly statements from the mobile service providers and the mobile network operator.

We also generate minimal application store revenues from overseas countries through local mobile service providers. We recognize such revenues upon receipt of acknowledgement of successful downloads from these local mobile service providers.

We record revenues net of sales discounts paid to end users.

Share-Based Compensation

We recognize share-based compensation in our statement of comprehensive income based on the fair value of equity awards on the date of the grant, with compensation expense recognized over the period in which the recipient is required to provide service to us in exchange for the equity award.

Since our ADSs were listed on the NASDAQ Global Market in December 2010, we have determined the estimated fair value of our ordinary shares underlying the options based on the closing trading price of our ADSs as of the option grant date.

We use the Black-Scholes option pricing model to determine the estimated fair value of share options and restricted shares. Determining the value of our share based compensation expense in future periods will require the input of highly subjective assumptions, including our expected stock price volatility over the term of the awards, actual and projected employee share option exercise behaviors, the risk-free interest rate and expected dividends. Our share-based compensation charges may change based on changes to these estimates.

We also periodically review the estimate of forfeiture rates, which may also affect the expenses recognized in profit or loss.

Taxation

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of March 31, 2010, 2011 and 2012, our deferred tax assets were RMB4.4 million, RMB6.7 million and RMB2.2 million (US$0.4 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. If we determined that we could realize our deferred tax assets in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period in which we made such determination. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of comprehensive income in the period in which we made such determination.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. As of March 31, 2012, no deferred tax assets had been recognized in respect of tax losses of RMB38.0 million (US$6.0 million).

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

	For the Year Ended March 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	544,258	100.0	675,294	100.0	685,563	108,863	100.0
Cost of revenues from third parties	(353,106)	(64.9)	(461,422)	(68.3)	(465,479)	(73,915)	(67.9)
Cost of revenues from related parties	(1,245)	(0.2)	(3,415)	(0.5)	(5,546)	(881)	(0.8)

Gross profit	189,907	34.9	210,457	31.2	214,538	34,067	31.3

Research and development expenses	(26,900)	(4.9)	(52,260)	(7.7)	(71,088)	(11,289)	(10.4)
Sales and marketing expenses	(21,511)	(4.0)	(38,200)	(5.7)	(37,361)	(5,933)	(5.4)
General and administration expenses	(17,507)	(3.2)	(98,938)	(14.7)	(83,996)	(13,338)	(12.3)
Other operating income, net	—	—	—	—	3,675	584	0.5

Profit from operations	123,989	22.8	21,059	3.1	25,768	4,091	3.8
Other gains and losses	3,531	0.6	11,179	1.7	11,649	1,850	1.7
Impairment of investment in an associate	—	—	(5,760)	(0.9)	—	—	—
Finance costs	(5,417)	(1.0)	(4,333)	(0.6)	—	—	—
Share of results of associates	(1,255)	(0.2)	(6,012)	(0.9)	(886)	(141)	(0.1)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(290,135)	(53.3)	106,684	15.8	—	—	—
Gain (loss) on changes in fair value of warrants	(7,548)	(1.4)	7,377	1.1	—	—	—
Loss on modification of convertible redeemable preferred shares	(44,439)	(8.2)	—	—	—	—	—
Profit (loss) before tax	(221,274)	(40.7)	130,194	19.3	36,531	5,800	5.3

Income tax benefit (expense)	(8,528)	(1.6)	5,367	0.8	(3,602)	(572)	(0.5)

Profit (loss) for the year	(229,802)	(42.2)	135,561	20.1	32,929	5,228	4.8
Total comprehensive income (loss) for the year	(229,802)	(42.2)	135,561	20.1	32,929	5,228	4.8

*	Less than 0.1%.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Revenues. Revenues increased by 1.5%, or RMB10.3 million, to RMB685.6 million (US$108.9 million) in fiscal 2012 from RMB675.3 million in fiscal 2011, primarily due to an increase in our Maopao Community revenues through K Currency.

Application store revenues decreased by 8.8%, or RMB52.7 million, from RMB598.8 million in fiscal 2011 to RMB546.1 million (US$86.7 million) in fiscal 2012, primarily due to a decrease in application store user activities and a deceleration of growth in downloads as a result of the shrinking feature phone market in China. Our cumulative number of users from January 1, 2007 increased from 655 million as of March 31, 2011 to 977 million as of March 31, 2012. Average revenue per download decreased due to the introduction of new measures by China Mobile and other mobile network operators that adversely affected the number of downloads from which we can recognize revenues. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we typically charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users can download for a flat fee.

Our Maopao Community revenues through K Currency increased by 84.1%, or RMB50.5 million, from RMB60.1 million in fiscal 2011 to RMB110.5 million (US$17.6 million) in fiscal 2012, primarily due to rapid growth in the number of active members and the increased spending per active member resulting from our two most popular mobile social games, “Fantasy of Three Kindoms” and “Fairy Magic World.” We expect that our Maopao Community revenues through K Currency will contribute an increasing percentage of total revenues in future quarters as we focus on growing our active mobile community member base and diversifying revenue collection methods away from the traditional carrier-based payment channels. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Other revenues increased by 75.6%, or RMB12.4 million, from RMB16.5 million in fiscal 2011 to RMB28.9 million (US$4.6 million) in fiscal 2012, primarily because of an increase in our promotion revenues as a result of our cooperation with China Mobile’s reading platform.

Cost of Revenues. Cost of revenues increased by 1.3%, or RMB6.2 million, to RMB471.0 million (US$74.8 million) in fiscal 2012 from RMB464.8 million in fiscal 2011, primarily due to our increased spending on better quality mobile content to improve customer retention in the Maopao Community.

Gross Profit. As a result of the foregoing, gross profit increased by 1.9%, or RMB4.1 million, to RMB214.5 million (US$34.1 million) in fiscal 2012 from RMB210.5 million in fiscal 2011. Our gross margin was substantially unchanged at 31.3% in fiscal 2012, compared to 31.2% in fiscal 2011, as our costs grew in line with our revenue.

Operating Expenses. Operating expenses decreased by 0.3%, or RMB0.6 million, to RMB188.8 million (US$30.0 million) in fiscal 2012 from RMB189.4 million in fiscal 2011. The decrease in our operating expenses was primarily due to a decrease in our sales and marketing expenses and general and administration expenses, which was partially offset by an increase in our research and development expenses.

•

Sales and marketing expenses decreased by 2.2%, or RMB0.8 million, to RMB37.4 million (US$5.9 million) in fiscal 2012 from RMB38.2 million in fiscal 2011, primarily due to a decrease in personnel expenses resulting from decreased headcount. Our sales and marketing employees decreased to 80 as of March 31, 2012 from 100 as of March 31, 2011. In fiscal 2012, we allocated RMB3.6 million (US$0.6 million) in share-based compensation under sales and marketing expenses, decreased by RMB1.1 million from RMB4.7 million in fiscal 2011.

•

General and administration expenses decreased by 15.1%, or RMB14.9 million, to RMB84.0 million (US$13.3 million) in fiscal 2012 from RMB98.9 million in fiscal 2011, primarily due to a decrease in management bonuses and our efforts to enhance labor efficiency. In fiscal 2012, we allocated RMB30.7 million (US$4.9 million) in share-based compensation under general and administration expenses, which decreased by RMB2.7 million from RMB33.4 million in fiscal 2011.

•

Research and development expenses increased by 36.0%, or RMB18.8 million, to RMB71.1 million (US$11.3 million) in fiscal 2012 from RMB52.3 million in fiscal 2011, primarily due to an increase in salaries and bonuses resulting from increased headcount. Our research and development staff increased to 239 as of March 31, 2012 from 204 as of March 31, 2011. In fiscal 2012, we allocated RMB8.5 million (US$1.4 million) in share-based compensation under research and development expenses, which decreased by RMB1.0 million from RMB9.5 million in fiscal 2011.

Profit from Operations. As a result of the foregoing, profit from operations increased by 22.4%, or RMB4.7 million, to RMB25.8 million (US$4.1 million) in fiscal 2012 from RMB21.1 million in fiscal 2011.

Other Gains and Losses. We had other gains of RMB11.6 million (US$1.9 million) in fiscal 2012, compared to other gains of RMB11.2 million in fiscal 2011. The other gains in fiscal 2012 were primarily related to interest income of RMB12.1 million (US$1.9 million) and a government grant of RMB2.3 million (US$0.4 million) for our successful public offering in December 2010, partially offset by an exchange loss of RMB3.3 million (US$0.5 million). The other gains in fiscal 2011 were primarily related to an exchange gain of RMB7.9 million (US$1.2 million) and interest income of RMB2.7 million (US$0.4 million).

Impairment of investment in an associate. Impairment of investment in an associate in fiscal 2011 primarily related to our investment in Guanzhun, due to its continuing poor business performance and negative discounted cash flow forecast. We did not incur such impairment for the fiscal year ended March 31, 2012.

Finance Costs. Finance costs were RMB4.3 million in fiscal 2011 due to distributions payable to our preferred shareholders. We did not incur finance costs for the fiscal year ended March 31, 2012.

Share of Results of Associates. Our share of results of associates amounted to RMB0.9 million (US$0.1 million) in fiscal 2012 and RMB6.0 million in fiscal 2011 and related to four and three of our associates, respectively, that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

Gain on Changes in Fair Value of Convertible Redeemable Preferred Shares. The gain on changes in fair value of convertible redeemable preferred shares was RMB106.7 million in fiscal 2011. We have designated the Series A preferred shares as financial liabilities carried at fair value through profit or loss. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010.

Gain on Changes in Fair Value of Warrants. The gain on changes in fair value of warrants was RMB7.4 million in fiscal 2011. We have designated the warrants as financial liabilities carried at fair value through profit or loss. All the warrants were exercised upon the completion of our initial public offering in December 2010.

Profit(Loss) before Tax. As a result of the foregoing, we had profit before tax of RMB36.5 million (US$5.8 million) in fiscal 2012. We had profit before tax of RMB130.2 million in fiscal 2011.

Income Tax Benefit (Expense). We had an income tax expense of RMB3.6 million (US$0.6 million) in fiscal 2012, compared to an income tax benefit of RMB5.4 million in fiscal 2011. The income tax benefit in fiscal 2011 was primarily due to a RMB8.3 million deferred tax liability associated with the dividend payment provided in fiscal 2010 which was released to profit and loss as we paid the aforementioned dividend in a tax-free manner in fiscal 2011. There was no such reversal in fiscal 2012.

Profit (Loss) for the Year. As a result of the foregoing, profit for the fiscal year 2012 was RMB32.9 million (US$5.2 million), compared to a profit of RMB135.6 million in fiscal 2011.

Total Comprehensive Income (Loss) for the Year. As a result of the foregoing, our total comprehensive income for the fiscal year 2012 was RMB32.9 million (US$5.2 million) in fiscal 2012, compared to total comprehensive income of RMB135.6 million in fiscal 2011.

Fiscal Year Ended March 31, 2011 Compared to Fiscal Year Ended March 31, 2010

Revenues. Revenues increased by 24.1%, or RMB131.0 million, to RMB675.3 million in fiscal 2011 from RMB544.3 million in fiscal 2010, primarily due to fast growth in application user activity, the number of active members and spending per active member of Maopao Community.

Application store revenues increased by 16.1%, or RMB83.0 million, from RMB515.8 million in fiscal 2010 to RMB598.8 million in fiscal 2011, primarily due to the growth in user downloads of our applications and content titles, which in turn is driven by an expansion of the installed base of Maopao in mobile handsets, an increase in the diversity and quality of our content portfolio and improvements in our ability to identify and source content that appeals to our users. Our cumulative number of users from January 1, 2007 increased from 306.6 million as of March 31, 2010 to 655 million as of March 31, 2011. Average revenue per download decreased from fiscal year 2010 due to the introduction of new measures by China Mobile and other mobile network operators that adversely affected the number of downloads for which we can recognize revenues. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users can download for a flat fee.

Our Maopao Community revenues through K Currency increased by 1,578.3%, or RMB56.5 million, from RMB3.6 million in fiscal 2010 to RMB60.1 million in fiscal 2011, primarily due to the rapid growth in the number of registered members of the Maopao Community, from approximately 20.4 million as of March 31, 2010 to 72.7 million as of March 31, 2011, and the increase in the number of member log-ins, from 994.4 million in fiscal 2010 to 2,715.7 million in fiscal 2011. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Other revenues decreased by 33.9%, or RMB8.5 million, from RMB24.9 million in fiscal 2010 to RMB16.5 million in fiscal 2011, primarily because of the termination of our WAP billing business.

Cost of Revenues. Cost of revenues increased by 31.2%, or RMB110.5 million, to RMB464.8 million in fiscal 2011 from RMB354.4 million in fiscal 2010, primarily due to an increase in costs under our revenue-sharing arrangements with industry participants, from RMB341.5 million in fiscal 2010 to RMB425.5 million in fiscal 2011, as a result of our increased revenues. To a lesser extent, the increase in cost of revenues was also due to an increase in direct costs as a result of increased headcount and depreciation of servers and equipments in connection with our expanded operations of the Maopao Community.

Gross Profit. As a result of the foregoing, gross profit increased by 10.8%, or RMB20.6 million, to RMB210.5 million in fiscal 2011 from RMB189.9 million in fiscal 2010, and our gross margin decreased to 31.2% in fiscal 2011, compared to 34.9% in fiscal 2010.

Operating Expenses. Operating expenses increased by 187.3%, or RMB123.5 million, to RMB189.4 million in fiscal 2011 from RMB65.9 million in fiscal 2010. The increase in our operating expenses was primarily due to an increase in general and administration expenses and, to a lesser extent, increases in our research and development expenses and sales and marketing expenses.

•

General and administration expenses increased by 465.1%, or RMB81.4 million, to RMB98.9 million in fiscal 2011 from RMB17.5 million in fiscal 2010, primarily due to RMB33.4 million in share-based compensation charges allocated under general and administration expenses in fiscal 2011 compared to RMB2.3 million in fiscal 2010. The increase was also due to increases in salaries and bonuses from increased headcount, as well as professional fees regarding engagement of consultants to advise on our corporate culture.

•

Research and development expenses increased by 94.3%, or RMB25.4 million, to RMB52.3 million in fiscal 2011 from RMB26.9 million in fiscal 2010, primarily due to increases in salaries, bonuses and headcount. Our research and development staff increased to 204 as of March 31, 2011 from 163 as of March 31, 2010. The increase was also due to RMB9.5 million in share-based compensation charges allocated under research and development expenses in fiscal 2011 compared to RMB0.5 million in fiscal 2010.

•

Sales and marketing expenses increased by 77.6%, or RMB16.7 million, to RMB38.2 million in fiscal 2011 from RMB21.5 million in fiscal 2010, primarily due to an increase in salaries and bonus from increased headcount, as well as expenses in connection with increased marketing activities with handset companies and content providers. Our sales and marketing employees increased to 100 as of March 31, 2011 from 50 as of March 31, 2010. In fiscal 2011, we recorded RMB4.7 million in share-based compensation charges allocated under sales and marketing expenses compared to RMB0.6 million in fiscal 2010.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 83.0%, or RMB102.9 million, to RMB21.1 million in fiscal 2011 from RMB124.0 million in fiscal 2010.

Other Gains and Losses. We had other gains of RMB11.2 million in fiscal 2011, compared to other gains of RMB3.5 million in fiscal 2010. The other gains in fiscal 2011 were primarily related to an exchange gain of RMB7.9 million and interest income of RMB2.7 million. The gains in fiscal 2010 were primarily related to income on loan receivable and other investment of RMB1.1 million, interest income of RMB1.1 million and a local government grant to us as a high-tech service company of RMB0.6 million.

Impairment of investment in an associate. We had an impairment of investment in an associate of RMB5.8 million in fiscal 2011, which was primarily related to our investment in Guanzhun, due to its continuing poor business performance and negative discounted cash flow forecast. We did not incur such impairment in the fiscal year ended March 31, 2010.

Finance Costs. Finance costs were RMB4.3 million in fiscal 2011 due to a distribution payable to preferred shareholders. Our finance costs were RMB5.4 million in fiscal 2010 due to a distribution payable to preferred shareholders.

Share of Results of Associates. Our share of results of associates amounted to RMB6.0 million in fiscal 2011 and RMB1.3 million in fiscal 2010 and related to three of our associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

Gain(Loss) on Changes in Fair Value of Convertible Redeemable Preferred Shares. The gain on changes in the fair value of convertible redeemable preferred shares was RMB106.7 million in fiscal 2011, compared to a loss of RMB290.1 million in fiscal 2010. We have designated the Series A preferred shares as financial liabilities carried at fair value through profit or loss.

Gain(Loss) on Changes in Fair Value of Warrants. The gain on changes in fair value of warrants was RMB7.4 million in fiscal 2011, compared to a loss of RMB7.5 million in fiscal 2010. We have designated the warrants as financial liabilities carried at fair value through profit or loss.

Loss on Modification of Convertible Redeemable Preferred Shares. The loss on modification of convertible redeemable preferred shares was RMB44.4 million in fiscal 2010. In March 2010, we and the Series A shareholders agreed on certain modifications to the Series A preferred shares and agreed to issue to them an additional 5,000,000 common shares. We recorded the intrinsic value of the 5,000,000 shares of RMB44.4 million, equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in our consolidated statements of comprehensive income with a corresponding increase in equity. We did not incur such a loss in fiscal 2011.

Profit(Loss) before Tax. As a result of the foregoing, we had a profit before tax of RMB130.2 million in fiscal 2011. We had a loss of RMB221.3 million in fiscal 2010.

Income Tax Benefit (Expense). We had an income tax benefit of RMB5.4 million in fiscal 2011, compared to an income tax expense of RMB8.5 million in fiscal 2010. This is primarily due to RMB8.3 million of deferred tax liability associated with the expected dividend payment being provided in fiscal 2010 which was released to profit and loss as we paid the aforementioned dividend in a tax-free manner in fiscal 2011.

Profit (Loss) for the Year. As a result of the foregoing, profit for the fiscal year 2011 was RMB135.6 million, compared to a loss of RMB229.8 million in fiscal 2010.

Total Comprehensive Income(Loss) for the Year. As a result of the foregoing, our total comprehensive income for the fiscal year 2011 was RMB135.6 million, compared to a loss of RMB229.8 million in fiscal 2010.

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering. All of our Series A preferred shares automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2010, 2011 and 2012, we had RMB75.1 million, RMB367.2 million and RMB137.5 million (US$21.8 million) in cash and cash equivalents, respectively.

As a holding company, we rely on dividends and other distributions from our subsidiaries in China for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with PRC GAAP, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The statutory reserve, equal to RMB1,000,000 as of March 31, 2012, is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity within our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China, represents amounts that are free of restriction.

Such amounts differ from subsidiary or SPE equity less statutory reserve as determined under IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserve funding, determined in accordance with PRC GAAP, amounted to RMB292.1 million (US$46.4 million) as of March 31, 2012. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements and when our PRC subsidiaries distribute dividends to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not plan to declare and pay any dividends on our shares or ADSs in the near future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our subsidiaries in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Prior to July 1, 2010, we received economic benefits generated from our SPEs through various contractual arrangements entered into by Pusida, our PRC subsidiary, with the SPEs. On July 1, 2010, through Dianneng, our other PRC subsidiary, we entered into contractual arrangements with Hangzhou Sky, Mijia and their respective shareholders to replace their previous contractual arrangements with Pusida. Such contractual arrangements include technical support service agreements, strategy consulting service agreements and intellectual property license agreements with Hangzhou Sky and Mijia, respectively, and an exclusive business cooperation agreement with Fanyi.

In addition, in February 2011, through Dianneng, we entered into similar contractual arrangements with Feineng and its shareholders, which include a technical support service agreement, strategy consulting service agreement and intellectual property license agreement with Feineng. In December 2011, through Tiandian, our PRC subsidiary, we entered into contractual arrangements with Hangzhou Investment and its shareholder. Such contractual arrangements include a technical support service agreement, strategy consulting service agreement and intellectual property license agreement with Hangzhou Investment. Under these contractual arrangements, our SPEs pay to Dianneng or Tiandian their earnings in the form of services fees and royalties. Our PRC subsidiaries pay their earnings to our offshore intermediate holding company primarily through dividends.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	160,506	133,285	57,095	9,067
Net cash used in investing activities	(96,763)	(97,949)	(283,889)	(45,080)
Net cash provided by (used in) financing activities	(16,250)	261,073	384	61
Net increase (decrease) in cash and cash equivalents	47,493	296,409	(226,410)	(35,952)
Cash and cash equivalents at beginning of year	27,618	75,105	367,214	58,311
Effect of foreign exchange rate changes	(6)	(4,300)	(3,266)	(519)

Cash and cash equivalents at end of year	75,105	367,214	137,538	21,840

Cash provided by operating activities was RMB160.5 million, RMB133.3 million and RMB57.1 million in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. This decrease was primarily attributable to a lower gross margin resulting from increased revenue sharing percentages with industry participants and a faster payable payment process because of the abundant cash-on-hand. The turnover days of trade receivables remained the same during all years. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in ITEM 18.

We had RMB283.9 million net cash used in investing activities for the fiscal year ended March 31, 2012 primarily due to RMB285.7 million increase of term deposits and RMB11.3 million purchases of property and equipment, partially offset by RMB12.1 million in interest income. We had RMB97.9 million net cash used in investing activities for the fiscal year ended March 31, 2011, primarily due to a RMB102.7 million increase of term deposits and RMB42.2 million purchases of property and equipment, partially offset by RMB25.0 million and RMB15.8 million proceeds from receipt of loan receivable and redemption of investments at FVTPL, respectively. We had RMB96.8 million net cash used in investing activities for the fiscal year ended March 31, 2010 primarily consisting of (i) a RMB35.0 million increase of term deposits, (ii) RMB25.0 million in payments for loan receivable, (iii) RMB16.0 million purchases of property and equipment and (iv) RMB15.0 million in purchase of investment at FVTPL.

We had RMB0.4 million net cash provided by financing activities for the fiscal year ended March 31, 2012 due to the capital contribution from non-controlling interests. We had RMB261.1 million net cash provided by financing activities for the fiscal year ended March 31, 2011, primarily consisting of (i) RMB303.1 million proceeds from our initial public offering in December 2010, partially offset by RMB20.4 million of transaction costs and (ii) RMB13.0 million and RMB9.8 million in dividends paid to our common shareholders and preferred shareholders, respectively. We had RMB16.3 million net cash used in financing activities in the fiscal year ended March 31, 2010 due to the dividends paid to our common shareholders.

Capital Expenditures

We had capital expenditures of RMB16.0 million, RMB42.2 million and RMB11.3 million (US$1.8 million) in the fiscal years ended March 31, 2010, 2011 and 2012, respectively, principally used to purchase servers and computers to support the expansion of our business.

We estimate that we will incur approximately RMB6.0 million (US$1.0 million) in capital expenditures in fiscal 2013, primarily for the deployment and maintenance of servers and equipment to support further development of our Maopao Community and community-based applications and other content.

We anticipate that we will be able to meet our needs to fund operations for at least the next 12 months with operating cash flow and existing cash balances, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Recently Issued Accounting Pronouncements

We have not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for the classification and measurement of financial assets and requires all recognized financial assets that are within the scope of IAS 39 to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value. IFRS 9 will be effective from January 1, 2015, with earlier application permitted.

In October 2010, the IASB issued amendments to IFRS 9 “Financial Instruments.” The amendments address the accounting for financial liabilities, specifically volatility in the income statement arising from measuring debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income section of the income statement, rather than within profit or loss. IFRS 9 is effective for financial statements in annual periods beginning on or after January 1, 2015. Early adoption of the amendments is permitted; however, entities that elect early adoption must also apply the financial asset requirements in IFRS 9.

We anticipate that the adoption of IFRS 9 may impact the amounts reported in respect of our classification and measurement of available-for-sale investments that are measured at cost less impairment at the end of the reporting period. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed. Currently, we do not have financial liabilities designated at fair value through profit or loss and, and accordingly IFRS 9 is not expected to have an impact on our financial liabilities.

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements,” which is a replacement of IAS 27, “Consolidated and Separate Financial Statements,” and SIC-12, “Consolidation — Special Purpose Entities.” Concurrent with the issuances of IFRS 10, the IASB also issued IFRS 11 “Joint Ventures,” IFRS 12 “Disclosures of Interests in Other Entities,” IAS 27 “Separate Financial Statements (revised 2011)” and IAS 28 “Investment in Associates and Joint Ventures (revised 2011).” IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee and (c) the ability to use its power over the investee to affect the amount of the investor’s returns.

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities,” which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. An entity is required to disclose information that users of its financial statements evaluate the nature of and risk associated with its interests in other entities and the effect of those interests on its financial statements.

The above standards are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that all of these standards are applied early at the same time.

We anticipate adopting these standards in our consolidated financial statements for the annual period beginning April 1, 2013. However, we have not yet performed a detailed analysis of the impact of the application of these standards and hence have not yet quantified the extent of the impact.

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement,” which establishes a single source of guidance of fair value measurement under IFRSs. IFRS 13 defines fair values, provides guidance on its determination and introduces consistent requirements for disclosure on fair value measurement. This standard applies to both financial and non-financial items measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. We are currently evaluating the impact of adoption on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of March 31, 2012, our research and development staff consisted of 239 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

Our senior management team heads our research and development efforts and sets out strategic directions for the advancement of our offerings. Mr. Li Ou, Mr. Yan Tang, Mr. Wenjie Wu and Mr. Qing Yan are experienced engineers with a successful track record of developing Maopao. Under their guidance, our research and development plans currently focus on the following areas:

•

Improving our hardware infrastructure and computational capability. As of March 31, 2012, peak concurrent users of our Maopao Community reached approximately 333,370. On average, over 1 billion user visits to the Maopao application store occurred every month in fiscal 2012. In order to prevent system malfunctions and downtime that may result from our expanding user base, we focus on investing in our hardware infrastructure and computational capability to support more mobile users concurrently accessing more diversified applications and content and interacting with each other through Maopao Community.

•

Developing systematic solutions for community-based applications. We are fine tuning our unified user account management system, which will facilitate our efforts to provide personalized experience to individual mobile users and enhance their interaction. Recognizing users’ need to interact on a real-time basis with each other while running other applications, we are developing a systematic approach to enable concurrent operations of multiple applications and content on mobile handsets.

•

Developing new versions of Maopao which can be downloaded directly by users and installed on smart phones using the Symbian and Android operating systems, which will help expand our user base and facilitate interaction among users of these handsets and our existing users.

•

Improving the capabilities and functionalities of Maopao while enabling users with older versions of Maopao to easily access newly developed applications. We believe this will enable us to further enrich the applications available on Maopao and capitalize on market growth following the popularization of 3G networks. We will utilize in-house and third-party development capabilities to diversify our content portfolio, particularly video chat and video streaming related applications.

We believe that the improvement of our technology is vital to maintaining our long-term competitiveness. We have established laboratories for advanced mobile user experience testing, mobile applications testing and system simulation.

In each of the three years ended March 31, 2010, 2011 and 2012, our research and development expenses were RMB26.9 million, RMB52.3 million and RMB71.1 million (US$11.3 million), representing 4.9%, 7.7% and 10.4% of our total revenues for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2011 to March 31, 2012 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of our future operating results or financial condition.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2012:

	Payment Due by Period
	total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB’ 000)
Operating lease commitments	24,253	8,211	15,118	924	—
Capital commitments	1,100	1,100	—	—	—

Total	25,353	9,311	15,118	924	—

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our prospects, our future operating results and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among others, statements relating to: our business strategies and initiatives as well as our business plans; our future business development, results of operations and financial condition; expected changes in our revenues and certain cost or expense items; our expectations with respect to increased revenue growth and our ability to sustain profitability; our products under development or planning; our ability to attract clients and further enhance our brand recognition; and trends and competition in the mobile applications industry.

This annual report also contains data related to the mobile applications industry in China, including projections that are based on a number of assumptions. These market data include market data from the 2011 Analysys Report. The mobile applications industry in China may not grow at projected rates, or at all. The failure of the market to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile applications industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market projections turns out to be incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F in its entirety and review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this annual report. See “Item 10. Additional Information — H. Documents on Display.” with the understanding that our actual future results may be materially different from what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	35	Founder, Chairman and Chief Executive Officer
Li Ou	33	Director and Chief Technology Officer
Kui Zhou	44	Independent Director
Wei Zhou	33	Independent Director
Fan Bao	41	Independent Director
Carl Yeung	32	Chief Financial Officer
Qing Yan	30	Chief Operating Officer
Yan Tang	33	Terminal Technology Director
Steven Bin Li	37	Vice President
Xing Fan	35	Vice President
Walker Yuangang Wu	34	Vice President

Mr. Michael Tao Song is our founder, chairman and chief executive officer. Mr. Song was appointed as a director by Xplane Ltd., a holder of our common shares. Prior to founding our company, Mr. Song worked as a product director at Eastcom Communications Co., Ltd., a telecommunications technology company listed on the Shanghai Stock Exchange, from 2000 to 2005. Mr. Song received his bachelor’s degree in applied mathematics from Tianjin University in 2000.

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

Mr. Kui Zhou has been an independent director of our company since August 2007. Mr. Zhou was appointed as a director by Sequoia Capital China II, L.P., Sequoia Capital China Partners II, L.P. and Sequoia Capital China Principals II, L.P., our shareholders. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of VanceInfo Technologies Inc., a China-based IT service provider listed on the New York Stock Exchange, and a director of Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on the Growth Enterprises Market of the Shenzhen Stock Exchange. He also serves on the board of several privately held companies, including HDT Holding Technologies Inc., a China-based online advertising and marketing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of the corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University in 1989 and his master’s of business administration degree from Tsinghua University in 2000.

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

Mr. Fan Bao has served as our independent director since February 2011. Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., an IT service and software company in China. Prior to that, Mr. Bao worked at the investment banking divisions of Morgan Stanley and Credit Suisse for seven years. Mr. Bao received a bachelor’s degree from Fudan University in Shanghai and a master’s degree from Norwegian School of Management.

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

Mr. Qing Yan has been our chief operating officer, responsible for oversight of the operation and management of our application store and online games businesses, since February 2012. Mr. Yan was our vice president in charge of overseas business from September 2007 until becoming our chief operating officer. From 2005 to 2007, Mr. Yan was a software engineering at Texas Instruments (Shanghai) Co., Ltd., a semiconductor company. From 2001 to 2005, Mr. Yan worked at Eastcom Communications Co., Ltd. with his last role as a software manager. Mr. Yan received his bachelor’s degree in computer science and technology from Huazhong University of Science and Technology in 2001.

Mr. Yan Tang has been our terminal technology director since June 2006. Prior to joining us, Mr. Tang served as a software manager at Eastcom Communications Tianyu Mobile Technology Co., Ltd., a subsidiary of Eastcom Communications Co., Ltd., from 2004 to 2006. From 2003 to 2004, Mr. Tang worked at the Terminal Research Institute of Eastcom Communications Co., Ltd., with his last role as a manager of telecommunication value-added service. Mr. Tang received his bachelor’s degree in computer software from Xidian University in 2001.

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

Mr. Walker Yuangang Wu has been our vice president in charge of our channel management since February 2011. Mr. Wu has been our general manager of channel business since January 2010, responsible for channel marketing, business development, and channel products management as well as R&D management of channel products. Mr. Wu was first the head of Huanan district (Shenzhen representative office) and then the director of channel department at Sky-mobi. Prior to joining Sky-mobi, from 2002 to 2005, Mr. Wu worked as product department manager at Eastcom Communications Co., Ltd, a telecommunication technology company listed on the Shanghai Stock Exchange. From 2005 to 2007, Mr. Wu served as the product director at Eastcom Baifeng Technology Co., Ltd, a subsidiary of Eastcom Communications Co., Ltd. Mr. Wu received his bachelor’s degree in international trade from Hangzhou Business School (later renamed “Hangzhou University of Commerce”) in 2002.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2012, we paid an aggregate of approximately RMB6.5 million (US$1.0 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. For options granted to our executive officers, see “— Share Incentive Plan.”

We have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB20,000 (US$3,176) for retirement and similar benefits for our officers and directors in fiscal 2012.

Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants, and promote the success of our business. The maximum number of common shares which could originally be issued pursuant to all awards under the 2010 Plan was 15,000,000. The amount increases annually on the first business day of each calendar year by an amount equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of March 31, 2012, the aggregate number of common shares underlying our outstanding options under the 2010 Plan was 8,521,650.

Types of Awards. The types of awards we may grant under the 2010 Plan include, among others, options, restricted shares and restricted share units.

Plan Administration. The compensation committee of our board of directors administers the 2010 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. The compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and the terms and conditions of each award grant, including, but not limited to, the exercise price, grant price or purchase price, any reload provision, any restrictions or limitations on the award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an award and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements. Options and other awards granted under the 2010 Plan are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to employees, consultants of a service recipient, which includes our subsidiaries or any affiliated entities designated by our board for purposes of the 2010 Plan, as well as our non-employee directors.

Acceleration of Awards upon Corporate Transactions. The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the compensation committee determines, or the relevant award agreement specifies, the vesting schedules.

Amendment and Termination. The compensation committee may at any time amend, modify or terminate the 2010 Plan. Amendments to the 2010 Plan are subject to shareholder approval to the extent required by law or security exchange rules. In addition, shareholder approval is specifically required to increase the number of shares available under the 2010 Plan, or to permit the compensation committee to extend the term or the exercise period of an option beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2010 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2010 Plan will expire and no further awards may be granted after the tenth anniversary of the shareholders’ approval of the 2010 Plan.

The following table summarizes, as of the date of this annual report, the outstanding options that we have granted our executive officers and other individuals as a group under the 2010 Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date

Carl Yeung	*	0.26	March 1, 2010	**
	*	0.26	September 15, 2010	**
Steven Bin Li	*	0.26	March 1, 2010	**
	*	0.26	September 15, 2010	**
Xing Fan	*	0.26	March 1, 2010	**
Directors and Executive officers as a group	2,040,000	0.26	March 1, 2010	**
	500,000	0.26	September 15, 2010	**
	100,000	1.00	January 6, 2011	**
	100,000	1.00	January 9, 2011	**
Other individuals as a group	2,968,600	0.26	March 1, 2010	**
	926,800	0.26	April 1, 2010	**
	1,886,250	0.26	September 15, 2010	**

*	Less than 1% of our outstanding common shares.
**	The expiration date for the options is the earlier of the tenth anniversary of the grant date of such options or upon the termination of the optionholder’s services by reason of cause, or two years following the termination of the optionholder’s services by reason of death or disability, or 90 days following the termination of the optionholder’s services for any reason other than death or disability and not for cause.

C.	Board Practices

Board of Directors

Our board of directors consists of five members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract or transaction in which he or she is materially interested provided the nature of the interest is disclosed prior to its consideration and any vote on such contract or transaction. The directors may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whether outright or as security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of employment.

Committees of the Board of Directors

We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee

Our audit committee consists of Wei Zhou and Fan Bao. Wei Zhou and Fan Bao satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and our independent registered public accounting firms;

•	reporting regularly to the full board of directors; and

•	performing such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Kui Zhou, Wei Zhou, and Fan Bao. Kui Zhou, Wei Zhou and Fan Bao satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and making recommendations to the board with respect to the total compensation package for our four most senior executives;

•	approving and overseeing the total compensation package for our executives other than the four most senior executives;

•	reviewing and making recommendations to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Wei Zhou, Kui Zhou and Fan Bao. All of them satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, amended from time to time.

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of incorporation, our board of directors are divided into three classes, Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting, respectively. Mr. Michael Tao Song and Mr. Li Ou have been designated as Class A directors. Mr. Kui Zhou and Mr. Wei Zhou have been designated as Class B directors. Mr. Fan Bao has been designated as a Class C director. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

Employment Agreements

We have entered into a three-year employment agreement with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without prior notice or remuneration, for certain acts of the officer, including, but not limited to, conviction of a crime, material violation of our rules and regulations, or other misconduct that causes material damage to us. Furthermore, an executive officer may terminate the employment at any time upon prior written notice to us. Each executive officer is entitled to severance pay equal to a certain specified number of months of his base salary if we terminate his employment without any of the causes specified above.

Each of our executive officers has agreed to hold in strict confidence any trade secrets or confidential information of our company or trade secrets of any third-party received by us. Each executive officer has agreed that the intellectual property rights related to all work products, inventions, computer software or other technological information which he has developed while performing his duties at our company or through mainly using our resources shall belong to us. Each executive officer has agreed to assist us to obtain and exercise all such intellectual property rights.

D.	Employees

We had 331, 534 and 583 full-time employees as of March 31, 2010, 2011 and 2012, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2012:

Function	Number of Employees	Percentage

Research and development	239	41.0
Sales and marketing (including customer service)	80	13.7
Operations	169	29.0
General and administration	95	16.3

Total	583	100.0

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

Compensation for our full-time employees typically consists of a base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion. Our employees are also eligible for equity incentives. For more information on the terms of our share incentive plan, see “Item 6. Director, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

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

As of June 29, 2012, there were 261,389,800 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2012, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our common shares.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song(1)	149,200,000	57.1
Li Ou(2)	26,463,604	10.1
Yan Tang(3)	9,829,296	3.8
Kui Zhou(4)	33,389,800	12.8
Wei Zhou(5)	—	—
Carl Yeung	—	—
Steven Bin Li	—	—
Xing Fan(6)	*	*
Qing Yan(7)	*	*
All Directors and Executive Officers as a Group(8)	222,347,124	69.9%

Principal Shareholders:
Xplane Ltd.(9)	149,200,000	57.1
Sequoia Capital China II, L.P.(10)	27,990,688	10.7
Sequoia Capital China Principals Fund II, L.P.(10)	4,701,352	1.8
Sequoia Capital China Partners Fund II, L.P.(10)	697,760	0.3

*	Less than 1% of our total outstanding shares.
(1)	Represents 149,200,000 common shares held by Xplane Ltd., a British Virgin Islands company controlled by Mr. Song and his wife.
(2)	Represents 26,463,604 common shares of the 149,200,000 common shares held by Xplane Ltd. Mr. Ou holds a 17.737% interest in Xplane Ltd. Mr. Ou disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(3)	Represents 9,829,296 common shares of the 149,200,000 common shares held by Xplane Ltd. Mr. Tang holds a 6.588% interest in Xplane Ltd. Mr. Tang disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(4)	Represents 33,389,800 common shares held by the Sequoia Funds. Mr. Zhou disclaims beneficial ownership with respect to the shares held by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.
(5)	The business address for Mr. Zhou is 26/F, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.
(6)	Represents certain common shares of the 149,200,000 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Fan. Mr. Fan disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(7)	Represents certain common shares of the 149,200,000 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Yan. Mr. Yan disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(8)	Represents common shares held by all of our directors and executive officers as a group.
(9)	The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.
(10)	Each of the Sequoia Funds is a limited partnership incorporated in Cayman Islands. The general partner of each of the Sequoia Funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a British Virgin Islands company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by each of the Sequoia Funds except to the extent of his pecuniary interest therein. Mr. Shen has voting and dispositive control over the shares being offered by the Sequoia Funds. The address of each of the Sequoia Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC law restricts foreign ownership of businesses providing telecommunications value-added services. To comply with PRC law, we operate our mobile application store through Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment and their respective shareholders. See “Item 4. Information on the Company — C. Organizational Structure” for a description of these contractual arrangements.

Private Placement and Warrants

In July 2007, we entered into a share and warrant purchase agreement, which was amended in March 2010. Pursuant to the purchase agreement and its amendment in March 2010, we issued and sold to Sequoia Capital China II, L.P. an aggregate of 50,000,000 Series A preferred shares at a price of US$0.07 per share for a consideration of US$3.5 million. In March 2010, we further agreed to issue and sell 4,191,600, 704,000 and 104,400 common shares to Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital China Partners Fund II, L.P., respectively, in consideration of their agreement on modification of the Series A preferred shares’ rights relating to our option issuance. We subsequently issued these shares to them in July 2010. All of the then issued and outstanding Series A preferred shares were converted into 50,000,000 common shares automatically upon the completion of our initial public offering in December 2010.

In July 2007, we issued a warrant to purchase Series A preferred shares, which was amended in September 2008 and further amended and restated in June 29, 2009. Under the warrant to purchase Series A preferred shares, as amended, we granted each of Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital China Partners Fund II, L.P. warrants to purchase 2,841,600, 477,400 and 70,800 of our Series A preferred shares, respectively, at a price of US$0.1475 per share, subject to adjustment based on, among other things, dividends declared on, and subdivisions, combinations, or reclassifications of, the Series A preferred shares. All the warrants expired and became unexercisable upon completion of our initial public offering in December 2010.

Shareholders Agreement

Pursuant to our shareholders agreement entered into in August 2007, as amended and restated, we have granted certain registration rights to holders of our registrable securities, which include our common shares issued upon conversion of our preferred shares, including preferred shares issued upon exercise of our warrants. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 50% of the registrable securities then outstanding have the right to demand that we file a registration statement for at least 20% of the registrable securities then held by such holders (or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5,000,000). However, we are not obliged to effect a demand registration if we have already effected two demand registrations.

Form F-3 or Form S-3 Registration Rights. At any time when we are eligible for registration on Form F-3 or Form S-3, holders of our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or Form S-3. However, we are not obliged to effect any such registration if we have already effected two registrations on Form F-3 or Form S-3 for the holders within the 12-month period preceding the date of request.

Deferral of Registration. We are not obligated to effect the above demand registration or Form F-3 or Form S-3 registration (i) if we intend to effect the filing for our own account of a registration statement of common shares within 60 days of receipt of a request, and we are actively employing in good faith our reasonable best efforts to cause such registration statement to become effective within 60 days of initial filing, or (ii) during the period starting with the date of filing by us of, and ending six months following the effective date of, any registration statement pertaining to our common shares, provided that in either case, the holders of registrable securities are entitled to join such registration under the piggyback registration rights described below. Furthermore, we have the right to defer filing a registration statement for up to 90 days under demand registration rights or up to 60 days under Form F-3 or Form S-3 registration rights if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors filing a registration statement will be detrimental to us and our shareholders, but we cannot exercise the deferral right more than once in any 12-month period.

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

Share Vesting Agreement

In August 2007, we entered into a Share Vesting Agreement with Xplane Ltd. and each of the individual shareholders of Xplane Ltd., pursuant to which we have the right to repurchase, from Xplane Ltd., up to 75,000,000 restricted shares, at the par value of US$0.00005 per share, in the event of a voluntary or involuntary termination of the individual shareholder’s respective employment with us. These restricted shares shall be released from the restriction over a period of thirty-six months, with one thirty-sixth (1/36) of the restricted shares being released from the restriction at the end of each calendar month period on a pro-rata basis.

Non-competition and Non-solicitation Agreement

In August 2007, we entered into a non-competition and non-solicitation agreement with all of the then individual shareholders of Xplane Ltd. in connection with the issuance of our Series A preferred shares. Under the non-competition and non-solicitation agreement, each of the then individual shareholders of Xplane Ltd., for a period until two years after the last day such individual shareholder holds any equity interest of us, shall not engage or participate in, or induce any of our employees to engage or participate in, any business activities anywhere in the world, directly or indirectly in competition with us.

Confidential Information Agreement

In August 2007, we entered into a confidential information agreement with all of the then individual shareholders of Xplane Ltd. in connection with the issuance of our Series A preferred shares. Under the confidential information agreement, each of the individual shareholder of Xplane Ltd., for a period until two years after termination of such shareholder’s employment or shareholding relationship with us, shall not use or exploit, disclose, publish or otherwise disseminate any confidential information.

Employment Agreement

We have entered into employment agreements with each of our management members and each of the individual shareholders of Xplane Ltd. For a description of the employment agreement with our management, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

In 2009 and 2010, we obtained licenses for certain mobile content from Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, and Hangzhou Sibi Technologies Co., Ltd., or Sibi, two content providers. We hold a 37% and 33% equity interest in Zhang Xing and Sibi, respectively. The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Year Ended March 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	468	1,559	1,822	289
Sibi	777	1,856	3,724	591

In addition, we have certain amounts due to and from the related parties, namely Zhang Xing, Sibi, Mr. Michael Tao Song, our chairman and chief executive officer, Shenzhen Feidong Technologies Co., Ltd., a PRC company controlled by a family member of Mr. Michael Tao Song, the Sequoia Funds, our shareholder and Xplane Ltd., our principle shareholder. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,
		2010	2011		2012
		RMB	RMB		RMB	US$
		(In thousands)

Amounts Due from Related Parties	Nature of Advances or Payment
Zhang Xing	Non-trading in nature, unsecured, interest-free advances and repayable on demand	153	489		—	—
Mr. Michael Tao Song	Non-trading in nature, unsecured, interest-free advances and repayable on demand	300	—	(1)	—	—
The Sequoia Funds	Non-trading in nature, unsecured, interest-free advances and repayable on demand	2,250	—		—	—
Xplane Ltd.	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	—		126	20
Shenzhen Feidong Technologies Co., Ltd	Non-trading in nature, unsecured, interest-free advances and repayable on demand	81	—		—	—
Amounts Due to Related Parties
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	300	239		274	44
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	420	656		597	95
The Sequoia Funds	Trading in nature, unsecured, non-interest bearing and repayable on demand	5,417	—		—	—

(1)	Mr. Song repaid the outstanding amount in September 2010.

The amounts due from the Sequoia Funds represent a capital injection made by Fanyi on behalf of the Sequoia Funds for their 15% equity interest in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, one of our associates. The amounts due to the Sequoia Funds represent the approved distribution payable to the Sequoia Funds which has been recorded as finance cost.

Beijing Speedpay Technology Co., Ltd., over which our director, Mr. Kui Zhou, has significant influence, provides payment processing service to us. In the three fiscal years ended March 31, 2010, 2011 and 2012, we paid a total of RMB173,900, RMB510,400 and RMB1,373,200 (US$218,055), respectively, to Beijing Speedpay Technology Co., Ltd.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements as part of this annual report.

Legal Proceedings

Mr. Carl Yeung, our chief financial officer, served as an independent director and the chairman of the audit committee of China Natural Gas, Inc., or CHNG, a Delaware corporation whose shares of common stock were listed on the NASDAQ Global Market from 2008 to November 2010. CHNG and certain of its officers and directors, including Mr. Yeung, have been named as defendants in a putative class action lawsuit alleging violations of the federal securities laws. The action, captioned Vandevelde v. China Natural Gas, Inc., et al., No. 10-cv-00728, was filed in the United States District Court for the District of Delaware on August 26, 2010. On August 12, 2011, the Court entered an order appointing Robert Skeway, an individual investor, as lead plaintiff and approving his selection of lead counsel. Lead plaintiff and Raimundo Jo-Fung, another individual investor, who together seek to represent a class of all persons who purchased CHNG common stock between March 10, 2010 and September 21, 2011, filed an amended complaint on October 11, 2011. Plaintiffs assert claims for violations of Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 thereunder. The amended complaint alleges the defendants made false or misleading statements in CHNG’s Annual Reports on Form 10-K for the years ended December 31, 2009, and December 31, 2010, and in various quarterly reports, by purportedly failing to disclose a series of loans and related party transactions. The amended complaint also asserts claims against certain of CHNG’s current and former officers and directors for violations of Section 20(a) of the Securities Exchange Act of 1934, including Mr. Yeung. The suit seeks unspecified monetary damages. Mr. Yeung could potentially be held individually liable for civil damages in these actions.

On December 12, 2011 CHNG filed a motion to dismiss and the motion is now fully briefed. Mr. Yeung has not been served with a copy of the summons and complaint.

Other than the foregoing, we are not a party to any material litigation or other legal proceeding and are not aware of any pending or threatened litigation or other legal proceeding that may materially adversely affect our business or operations.

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

In March 2010, we declared and paid dividends in the amount of RMB16.3 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB5.4 million, which has been recorded as finance cost. In May 2010, we declared and paid dividends in the amount of RMB13.0 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB4.3 million. However, we do not plan to declare and pay any dividends on our shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing eight common shares, have been listed on the NASDAQ Global Market since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2011 (from December 10, 2010)	13.14	4.98
Fiscal Year ended March 31, 2012	23.25	2.75

Quarterly Highs and Lows
Third Quarter ended December 31, 2010 (from December 10, 2010)	7.00	5.14
Fourth Quarter ended March 31, 2011	13.14	4.98
First Quarter ended June 30, 2011	23.25	5.12
Second Quarter ended September 30, 2011	11.87	2.96
Third Quarter ended December 31, 2011	6.13	2.75
Fourth Quarter ended March 31, 2012	5.55	3.36

Monthly Highs and Lows
February 2012	5.55	3.72
March 2012	4.95	3.36
April 2012	3.64	2.82
May 2012	3.49	2.00
June 2012 (through June 28, 2012)	2.53	1.85

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Registered Office

The registered office of our company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other place as the Directors may from time to time decide.

Board of Directors

See “Item 6.C. Board Practices — Board of Directors.”

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

A quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold not less than one-third of our voting share capital. An annual general meeting shall be held in each year other than the year in which the amended and restated articles of association was adopted. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative. Also, any one or more shareholders holding not less than 25% of our voting share capital may require an extraordinary general meeting to be called by the board of directors by written requisition to our board of directors or secretary. Advance notice of at least 10 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as amendments to the memorandum and articles of association, a change of name or voluntary liquidation. Holders of the common shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

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

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

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

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution and (b) such other authorization, if any, as may be specified in its articles of association.

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

Except in certain circumstances, a shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors representing 75% in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Our amended and restated articles of association allow any shareholder holding 25% or more of our paid up capital carrying the right of voting at general meetings to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed by ordinary resolution at any time before the expiration of their period of office.

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

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, such transactions must be entered into bona fide in the best interests of the company for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

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

Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by a special resolution.

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

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ADSs may fall and the voting and other rights of the holders of our common shares and ADSs may be materially adversely affected.

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

See “Item 4. Information on the Company — B. Business Overview — Regulations — Dividend Distribution” and “— Foreign Currency Exchange.”

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision) of the Cayman Islands.

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

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S.expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or common shares through such entities.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2012. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or equity shares, our PFIC status will depend in large part on the market price of the ADSs or common shares, which may fluctuate significantly.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2012. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or common shares.

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

Taxation of Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2012. Any gain or loss you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

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

We previously filed with the SEC our registration statement on Form F-1, as amended, and related prospectus under the Securities Act of 1933, with respect to our common shares represented by the ADSs. We also filed with the SEC a related registration statement on Form F-6 with respect to the ADSs.

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

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB74.8 million and RMB89.5 million as of March 31, 2011 and March 31, 2012, respectively. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

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

To the extent that we need to convert U.S. dollars into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of March 31, 2012, we had RMB-denominated cash balances of RMB484.8 million. Assuming we had converted the RMB484.8 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2975 as of March 30, 2012, this cash balance would have been $77.0 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$73.3 million as of March 31, 2012 resulting in US$3.7 million of foreign exchange loss.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -0.7%, 3.3% and 5.4% in calendar year 2009, 2010 and 2011, respectively. If inflation rises, it may materially adversely affect our business.

Credit Risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivable, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, investments at FVTPL and available-for-sale investments in the aggregate amount of RMB242.0 million, RMB604.1 million and RMB673.9 million (US$107.0 million) as of March 31, 2010, 2011 and 2012, respectively.

Collection of our revenues is substantially done through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB71.8 million, RMB81.4 million and RMB81.7 million (US$13.0 million), respectively as of March 31, 2010, 2011 and 2012. We also had RMB7.2 million trade receivables from one mobile service operator as of March 31, 2012. In order to minimize credit risk, we assess the credit worthiness of the mobile service providers prior to contracting with them.

In addition, we allocate revenue payments among mobile service providers based on their payment history and our assessment of their relationship with the mobile network operators, which will impact the mobile service providers’ ability to pay. We monitor the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, we review the recoverable amount of each individual trade receivable at the end of each reporting period to determine if a provision should be made for uncollectible amounts.

We have concentration of credit risk with exposure limited to certain mobile service providers and one mobile network operator. As of March 31, 2010, 2011 and 2012, our ten mobile service providers and the mobile network operator accounted for approximately RMB61.8 million, RMB53.3 million and RMB64.8 million (US$10.3 million), or 86%, 65% and 73%, of our trade receivables, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2010, 2011 and 2012, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

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

Not applicable.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2012 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu CPA Ltd., has audited the effectiveness of our internal control over financial reporting as of March 31, 2012, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the audit of our financial statements for the fiscal year ended March 31, 2011, we identified one material weakness and one significant deficiency in our internal control over financial reporting. The material weakness was related to design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information. The significant deficiency identified was related to lack of established and documented financial accounting policies and procedures.

In order to remediate the material weakness related to design deficiencies with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information, we hired two new internal IT control managers in May 2010 and June 2011 to upgrade our computer systems and monitor the performance of our system. We believe that the key aspect of the design deficiencies identified with respect to our internal control over computer systems that could affect the integrity of transaction data and financial information had been fully addressed as of March 31, 2012.

In order to remediate the significant deficiency related to lack of established and documented financial accounting policies and procedures, we engaged an independent internal control advisor and hired a new internal control manager, who has extensive working experience in internal control, in May 2011 to develop the appropriate financial accounting policies and procedures and monitor the operating effectiveness of these updated policies. We believe that this significant deficiency had been remediated as of March 31, 2012.

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

	2011	2012
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,876	7,172	1,139
Audit-related fees(2)	—	1,202	191
Tax fees(3)	106	212	34

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu CPA Ltd, including audit services, audit-related services, tax services and other services as described above, and the services provided by Ernst & Young related to the internal controls over financial reporting for the fiscal year ended March 31, 2012, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on the NASDAQ Global Market, we are subject to the corporate governance requirements of NASDAQ. However, NASDAQ Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow “home country practice” on a case-by-case basis. In particular, we have elected to follow “home country practice” with respect to the composition of our audit committee. Under Cayman Islands law, our audit committee may comprise two directors rather than three as required under NASDAQ Marketplace Rule 5605(c)(2). We are committed to a high standard of corporate governance. Accordingly, we endeavor to comply with most NASDAQ corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices applicable to foreign private issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-mobi Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	Share Vesting Agreement, dated as of August 2, 2007, among Profit Star Limited, Xplane Ltd. and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Shareholders Non-competition and Non-solicitation Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	Confidential Information Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.9	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.11	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.12	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.13	English translation of Exclusive Business Cooperation Agreement, dated as of December 24, 2009, between Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.14	English translation of Exclusive Purchase Option Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.15	English translation of Equity Pledge Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.16	English translation of Form of Power of Attorney, issued by Tao Song and Tao Yang (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.17	English translation of Form of Loan Agreement, dated as of December 24, 2009, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.18	English translation of Form of Loan Agreement, dated as of February 1, 2010, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.19	English translation of Confirmation Letter regarding the Repayment Method under Loan Agreement, dated February 1, 2010, between Hangzhou Dianneng Technologies Co., Ltd. and Tao Yang (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.20	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.21	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.22	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.23	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.24	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.25	English translation of Form of Power of Attorney, issued by Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.26	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Qinyi Zhu, Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.27	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.28	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.29	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.30	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.31	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.32	English translation of Form of Power of Attorney, issued by shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.33	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.34	English translation of Lease Contract, dated as of August 31, 2009, and its supplementary agreement, undated, among Yunian Huang, Qiulong Zhu and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.35	English translation of Lease Contract, dated as of April 17, 2010, among Xiaoming Wu, Yuhong Wang and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.36†	English Translation of the Mobile Phone Built-in Wireless Value-Added Business Cooperation Agreement between Hangzhou Fanyi Technologies Co. and Beijing Lei Ting Wan Jun Network Technologies Co., Ltd., dated March 11, 2010, and its amendment dated June 10, 2010 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.37†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 16, 2009, and its amendment dated June 1, 2010 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.38†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Chongqing Renneng Software Co., Ltd., dated November 20, 2009 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.39	English Translation of the Extension Agreement Between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 1, 2010 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.40	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu CPA Ltd.

15.3*	Consent of Conyers Dill and Pearman (Cayman) Limited

*	Filed with this annual report on Form 20-F.
†	Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: June 29, 2012

SKY-MOBI LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2010, 2011 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2010, 2011 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2012 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 29, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the internal control over financial reporting of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2012 of the Group and our report dated June 29, 2012 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu CPA Ltd.

Shanghai, China

June 29, 2012

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended March 31,
	NOTES	2010	2011	2012	2012
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Revenues	6	544,258	675,294	685,563	108,863
Cost of revenues from third parties		(353,106)	(461,422)	(465,479)	(73,915)
Cost of revenues from related parties		(1,245)	(3,415)	(5,546)	(881)

Gross profit		189,907	210,457	214,538	34,067
Research and development expenses		(26,900)	(52,260)	(71,088)	(11,289)
Sales and marketing expenses		(21,511)	(38,200)	(37,361)	(5,933)
General and administration expenses		(17,507)	(98,938)	(83,996)	(13,338)
Other operating income, net	7	—	—	3,675	584

Profit from operations		123,989	21,059	25,768	4,091
Other gains and losses	8	3,531	11,179	11,649	1,850
Impairment of investment in an associate	18	—	(5,760)	—	—
Finance costs	12 & 20	(5,417)	(4,333)	—	—
Share of results of associates	18	(1,255)	(6,012)	(886)	(141)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	20	(290,135)	106,684	—	—
Gain (loss) on changes in fair value of warrants	20	(7,548)	7,377	—	—
Loss on modification of convertible redeemable preferred shares	20	(44,439)	—	—	—

Profit (loss) before tax	9	(221,274)	130,194	36,531	5,800
Income tax benefit (expense)	10	(8,528)	5,367	(3,602)	(572)

Profit (loss) for the year		(229,802)	135,561	32,929	5,228

Total comprehensive income (loss) for the year		(229,802)	135,561	32,929	5,228

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company		(229,802)	136,310	32,969	5,234
Non-controlling interests		—	(749)	(40)	(6)

		(229,802)	135,561	32,929	5,228

Earnings (loss) per share:
Basic	11	(1.53)	0.74	0.13	0.02

Diluted	11	(1.53)	0.06	0.13	0.02

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		At March 31,
	NOTES	2010	2011	2012	2012
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents	13	75,105	367,214	137,538	21,840
Term deposits	13	50,000	152,718	438,393	69,614
Investment at fair value through profit or loss	14	15,442	—	—	—
Loan receivable	15	25,785	—	—	—
Trade and other receivables	16	76,110	86,181	103,372	16,415
Amounts due from related parties	23	2,784	489	126	20

Total current assets		245,226	606,602	679,429	107,889

Non-current assets
Property and equipment	17	31,046	43,285	32,856	5,217
Investments in associates	18	11,772	—	714	113
Other non-current assets		—	—	3,542	563
Deferred tax assets	10	4,447	6,656	2,210	351

Total non-current assets		47,265	49,941	39,322	6,244

Total assets		292,491	656,543	718,751	114,133

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	103,564	135,779	121,932	19,362
Income tax liabilities		3,318	11,797	5,675	901
Amounts due to related parties	23	6,137	895	871	138
Deferred revenue		—	6,532	10,038	1,594
Warrants	20	27,188	—	—	—

Total current liabilities		140,207	155,003	138,516	21,995

Non-current liabilities
Convertible redeemable preferred shares (liquidation value: RMB23,892,000 (US$3,500,000) nil, and nil as of March 31, 2010, 2011 and 2012, respectively)	20	451,491	—	—	—
Deferred tax liabilities	10	8,305	—	—	—

Total non-current liabilities		459,796	—	—	—

Total liabilities		600,003	155,003	138,516	21,995

Equity (deficit)
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 150,000,000, 257,389,800 and 258,174,600 shares issued and outstanding as of March 31, 2010, 2011 and 2012, respectively)	21	57	92	92	15
Share premium		—	635,116	642,495	102,024
Reserves		62,648	112,938	152,526	24,220
Statutory reserve		500	1,000	1,000	159
Accumulated deficit		(370,717)	(247,907)	(214,938)	(34,131)
Subscription receivables		—	—	(1,284)	(204)

Equity (deficit) attributable to owners of the Company		(307,512)	501,239	579,891	92,083
Non-controlling interests		—	301	344	55

Total equity (deficit)		(307,512)	501,540	580,235	92,138

Total equity (deficit) and liabilities		292,491	656,543	718,751	114,133

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Reserves *	Statutory reserve	Subscription Receivables	Accumulated deficit	Total equity attributable to owners of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2009	57	—	14,603	—	—	(124,165)	(109,505)	—	(109,505)
Loss and total comprehensive loss for the year	—	—	—	—	—	(229,802)	(229,802)	—	(229,802)
Modification of convertible redeemable preferred shares	—	—	44,439	—	—	—	44,439	—	44,439
Dividends	—	—	—	—	—	(16,250)	(16,250)	—	(16,250)
Transfer to statutory reserves	—	—	—	500	—	(500)	—	—	—
Share-based compensation	—	—	3,606	—	—	—	3,606	—	3,606

Balance at March 31, 2010	57	—	62,648	500	—	(370,717)	(307,512)	—	(307,512)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	1,050	1,050
Issue of new shares upon modification of convertible redeemable preferred shares	2	—	—	—	—	—	2	—	2
Issuance of shares upon initial public offering	15	303,133	—	—	—	—	303,148	—	303,148
Transaction costs attributable to issue of new shares	—	(20,377)	—	—	—	—	(20,377)	—	(20,377)
Conversion of convertible redeemable preferred shares and warrants	18	352,360	—	—	—	—	352,378	—	352,378
Transfer to statutory reserves	—	—	—	500	—	(500)	—	—	—
Profit and total comprehensive profit for the year	—	—	—	—	—	136,310	136,310	(749)	135,561
Dividends						(13,000)	(13,000)	—	(13,000)
Share-based compensation	—	—	50,290	—	—	—	50,290	—	50,290

Balance at March 31, 2011	92	635,116	112,938	1,000	—	(247,907)	501,239	301	501,540
Profit and total comprehensive profit for the year	—	—	—	—	—	32,969	32,969	(40)	32,929
Share-based compensation	—	—	45,683	—	—	—	45,683	—	45,683
Derecognition of a subsidiary	—	—	—	—	—	—	—	(301)	(301)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	384	384
Exercise of share options	—	7,379	(6,095)	—	(1,284)	—	—	—	—

Balance at March 31, 2012	92	642,495	152,526	1,000	(1,284)	(214,938)	579,891	344	580,235

*	Reserves include share option reserves and reserve from the modification of convertible redeemable preferred shares (note 20). At the time when the share options are exercised, the amount previously recognized in reserves will be transferred to share premium.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2010	2011	2012	2012
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2)
Operating activities
Profit (loss) before tax	(221,274)	130,194	36,531	5,800
Adjustments for:
Share of results of associates	1,255	6,012	886	141
Gain on derecognition of a subsidiary	—	—	(1,930)	(306)
Net foreign exchange gain (loss)	(250)	(7,941)	3,266	519
Interest income	(1,060)	(2,726)	(12,110)	(1,923)
Amortization of government grant related to property and equipment	—	—	(1,468)	(233)
Loss on disposal of property and equipment	56	44	—	—
Depreciation and amortization	2,452	15,601	21,082	3,348
Change in fair value of investment at FVTPL	(442)	(404)	—	—
Income on loan receivable	(1,148)	(193)	(450)	(71)
Loss (gain) on changes in fair value of convertible redeemable preferred shares	290,135	(106,684)	—	—
Loss (gain) on changes in fair value of warrants	7,548	(7,377)	—	—
Loss on modification of convertible redeemable preferred shares	44,439	—	—	—
Share-based compensation	3,606	50,290	45,683	7,254
Finance costs	5,417	4,333	—	—
Impairment of investment in an associate	—	5,760	—	—
Changes in working capital:
Increase in trade and other receivables	(28,689)	(10,071)	(18,856)	(2,994)
Increase (decrease) in trade and other payables	58,012	49,863	(11,981)	(1,903)
Increase (decrease) in amounts due to related parties	612	175	(24)	(4)
Increase in deferred revenue	—	6,532	3,017	479

Cash generated from operations	160,669	133,408	63,646	10,107
Income tax paid	(163)	(123)	(6,551)	(1,040)

Net cash from operating activities	160,506	133,285	57,095	9,067

Investing activities
Interest income received	1,060	2,726	12,110	1,923
Proceeds from disposal of a subsidiary	—	—	205	33
Increase of term deposits	(35,000)	(102,718)	(285,675)	(45,363)
Purchases of property and equipment	(16,024)	(42,181)	(11,339)	(1,801)
Receipt of government grant related to acquisition of property and equipment	—	—	1,957	311
Proceeds from disposal of property and equipment	—	105	40	6
Investments in associates (including down payment)	(12,510)	—	(1,100)	(175)
Investments in available-for-sale investment	—	—	(900)	(143)
Purchase of investment at FVTPL	(15,000)	—	—	—
Payment for loan receivable	(25,000)	—	(19,550)	(3,104)
Redemption of investments at FVTPL	—	15,846	—	—
Receipt of loan receivable	—	25,000	19,550	3,104
Advance to related parties	(2,279)	—	—	—
Repayment from related parties	7,627	2,295	363	58
Investment income received	363	978	450	71

Net cash used in investing activities	(96,763)	(97,949)	(283,889)	(45,080)

Financing activities
Capital contribution from non-controlling shareholder	—	1,050	384	61
Proceeds from issue of new shares upon modification of convertible redeemable preferred shares	—	2	—	—
Proceeds from issue of shares upon initial public offering	—	303,148	—	—
Payments of transaction costs attributable to issue of new shares	—	(20,377)	—	—
Dividends paid to preference shareholders (note 12)	—	(9,750)	—	—
Dividends paid	(16,250)	(13,000)	—	—

Net cash (used in) from financing activities	(16,250)	261,073	384	61

Net increase (decrease) in cash and cash equivalents	47,493	296,409	(226,410)	(35,952)
Cash and cash equivalents at beginning of year	27,618	75,105	367,214	58,311
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies	(6)	(4,300)	(3,266)	(519)

Cash and cash equivalents at end of year	75,105	367,214	137,538	21,840

Supplemental information of non-cash transaction:

During the years ended March 31, 2010, 2011 and 2012, acquisitions of property and equipment amounted to approximately RMB15,083,000, RMB891,000 and RMB398,000, respectively, were unsettled and included in other payables.

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Sky-mobi Limited (the “Company”) was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on April 20, 2007. The Company through its subsidiaries (collectively referred to as the “Group”) is principally engaged in the operation of a mobile application platform embedded on mobile phones to provide mobile application store and services in the People’s Republic of China (the “PRC”). The address of the principal place of the Group’s business is 10/F, Building B, United Building, No. 2 Zijinghua Road, Hangzhou, Zhejiang Province, PRC. The Company’s registered office is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”), which is the functional currency of the Company.

The Company holds its interests in its operating subsidiaries through Pusida (Beijing) Technologies Co., Ltd. (“Pusida”), Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) and Hangzhou Tiandian Investment Consulting Co., Ltd. (“Tiandian”) (collectively “the PRC holding entities”), which were established in the PRC on June 12, 2007, December 24, 2009 and December 6, 2011, respectively. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”), Hangzhou Feineng Technologies Co., Ltd. (“Feineng”) and Hangzhou Sky Investment Co., Ltd. (“Sky Investment”) (collectively “the PRC Operational Entities”, or “the special purpose entities”), which are controlled by Dianneng and Tiandian through certain contractual arrangements as of March 31, 2012.

On November 3, 2009, Mr. Song Tao, chairman and chief executive officer of the Company, acquired the equity interest of Fanyi from its original owner at a price equal to its net asset value of RMB100,000. Prior to this transaction, Fanyi was a shell company and had not yet commenced its business operations. On December 3, 2010 and October 31, 2011, Mr. Song Tao established Feineng and Sky Investment, respectively.

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi and Feineng on December 24, 2009 and December 3, 2010, respectively. Tiandian entered into certain exclusive agreements with the equity holders of Sky Investment on December 6, 2011. The exclusive agreements, namely, Exclusive Business Cooperation or Services Agreements, Purchase Option Agreements, Equity Pledge Agreements and Power of Attorney Agreements, taken as a whole, permit the financial results of the PRC Operational Entities and economic benefits of their businesses to flow to the Company. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to ensure and facilitate the implementation of these exclusive agreements. In addition, through such agreements, the Company is able to acquire the shareholding in the PRC Operational Entities when permitted by PRC law.

Following is a summary of the material provisions of the aforementioned agreements:

Exclusive Business Cooperation or Services Agreements. The equity owners of the special purpose entities (“SPEs”) have entered into exclusive business cooperation or services agreements with the PRC holding entities under which SPEs engage the relevant PRC holding entities as their exclusive providers of technical and business support and strategy consulting services. SPEs shall pay to the relevant PRC holding entities service fees and royalties. Each agreement has a term of 10 years or 20 years and is renewable at the PRC holding entities’ sole discretion.

Purchase Option Agreements. The equity owners of the relevant SPEs have granted the relevant PRC holding entities or their designees an option to purchase all or part of their equity interests in the relevant SPEs, or all or part of the assets of the relevant SPEs, for a purchase price equal to the registered capital of the relevant SPEs or such higher price as required under PRC law at the time of purchase, at any time determined by the relevant PRC holding entities and to the extent permitted by PRC law. Also each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant SPE without the prior written consent of the relevant PRC holding entities. The agreement of Fanyi has a term of 10 years and is renewable at Dianneng’s sole discretion. The purchase option agreement of the remaining SPEs will terminate when the equity interests in the SPEs are legally transferred to the relevant PRC holding entities.

Equity Pledge Agreements. The equity owners of the SPEs pledge their respective equity interest in the relevant SPEs, to certain of the PRC holding entities to secure their obligations under the respective exclusive business cooperation or services agreements. The equity pledge agreements are continuously effective until the full performance of the contractual obligations and the full repayment of the liabilities under the exclusive cooperation or services agreements.

Power of Attorney. The equity owners of the SPEs have executed a power of attorney to irrevocably grant to certain PRC holding entities or their designees the power of attorney to exercise all of their rights as shareholders of SPEs, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights. The agreement of Fanyi does not contain any expiration provision. Each power of attorney of the remaining SPEs has a term of 10 years or 20 years.

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

Risks in relation to the SPE structure are disclosed in Note 4.

In November 2010, the Company approved a 200-for-1 share split on both its common and preferred shares. Subsequent to the split, the Company had authorized 937,857,200 common shares with a par value of US$0.00005 per share and 62,142,800 Series A Shares with a par value of US$0.00005 per share. All share and per share data has been retroactively restated to reflect this split.

At March 31, 2012, the Company had direct and indirect interests in the following major subsidiaries and consolidated SPEs:

Company name	Place and date of establishment and operation	Portion of ownership interest and voting power held at March 31,			Principal activities
		2010	2011	2012

Subsidiaries:
Pusida (Beijing) Technologies Co., Ltd. (“Pusida”)	PRC June 12, 2007	100%	100%	100%	Provision of management consultancy and technical services
Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”)	PRC December 24, 2009	100%	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	Nil	100%	100%	Intermediary investment holding
JSky Technology Limited (“JSky”)	Cayman August 9, 2011	Nil	Nil	60%	Provision of mobile application services
Powerplay Technology Limited (“Powerplay”)	Hong Kong September 14, 2011	Nil	Nil	100%	Provision of mobile application services
Hangzhou Tiandian Investment Consulting Co., Ltd. (“Tiandian”)	PRC December 6, 2011	Nil	Nil	100%	Investment and consulting
Consolidated SPEs:
Hangzhou Sky Network Technologies Co., Ltd. (“Sky”)	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Hangzhou Mijia Technologies Co., Ltd. (“Mijia”)	PRC January 12, 2007	100%	100%	100%	Development of mobile application software and provision of mobile application services
Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”)	PRC July 13, 2009	100%	100%	100%	Provision of mobile application services
Hangzhou Feineng Technologies Co., Ltd. (“Feineng”)	PRC December 3, 2010	Nil	100%	100%	Provision of mobile application services

The above table lists the subsidiaries of the Group which, in the opinion of the Directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value as explained in the accounting policies set out below. Historical cost is generally based on fair value of the consideration given in exchange of assets, goods or services.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its entities, including SPEs, controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity.

Investments in associates

An associate is an entity over which the investor has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the profit or loss and other comprehensive income of the associate, less any impairment in the value of the investment. When the Group’s share of the loss of an associate equals or exceeds its interest in that associate, the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

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

The Group generates revenue principally from the sale of a wide range of mobile applications and contents, such as single-player games, mobile music and books, mobile social games, social network functions and other contents, to mobile handset users. Customers can download and purchase the mobile applications and contents from the Group’s application store, Maopao Platform. The mobile application store is a platform that allows users of mobile phones to browse and download applications and content. The Group has cooperation agreements with handset companies to pre-install the Maopao Platform on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. The Group contracts with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from the Group’s customers on behalf of the Group. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from the Group’s customers by the mobile network operators.

For application store revenues from the sale of applications and contents, the Group recognizes revenue on a gross basis at the time when each application or content is successfully downloaded and the collectability is reasonably assured. The Group recognizes the commissions retained by mobile service providers and mobile network operators as a cost of revenues in the consolidated statements of comprehensive income.

Users purchase in-game virtual premium items in certain single-player games. As the virtual items are immediately consumed, revenue is recognized upon consumption.

Maopao Community Revenues through K Currency

The Group offers its own virtual currency, or K Currency, for members of its Maopao Community to purchase in-game virtual items in its community-based applications, including mobile social games and social network applications. Such revenues are called Maopao Community revenues through K Currency.

As an alternative to utilizing mobile service providers, the Group also contracts with independent payment processing agents to process prepaid cards or online payment solutions into customer accounts. Customer accounts are charged up with cash credit, which may be converted into K Currency. The majority of Maopao Community revenues are collected through K Currency. The payment processing agents are entitled to a commission for processing customer prepayments.

Maopao Community revenues through K Currency are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. The Group assesses these estimates at the end of every reporting period.

Other Revenue

The Group allows mobile service providers and mobile network operators to sell their mobile applications to mobile users through the Group’s Maopao Platform. The Group charges the mobile service providers and mobile network operators a commission based on a percentage of the revenue earned by them. The Group recognizes revenue upon receipt of monthly statements from the mobile service providers and mobile network operators.

The Group also generates minimal application store revenues from overseas countries through overseas mobile service providers in the same way disclosed above. The Group recognizes such revenue upon receipt of acknowledgement of successful downloads from these mobile service providers.

Revenues are recorded net of sales discounts to end users.

Cost of revenues

Cost of revenues primarily includes commissions paid to mobile service providers, mobile network operators, content providers, handset companies and independent payment processing agents. Cost of revenues also includes staff salaries, utilities, depreciation of equipment, and office expenses directly related to the operation of the Maopao Platform. The Group usually pays content providers a percentage of the proceeds that are derived from their content. For certain applications and content titles, the Group makes a small one-time payment to the content provider to acquire all associated rights, all of which are recorded as cost of revenues at the time of payment because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

Approximately nil, RMB8.3 million and RMB27.3 million accrued costs payable for content and handset software design were reversed into cost of revenues upon the expiration of the statute of limitations in the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010.

Leases

Leases are classified as operating leases unless the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, which would be classified as finance leases.

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

Government grants

Government grants are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognized as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognized in profit or loss in the period in which they become receivable.

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

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

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

The Group currently expenses internal and external development costs incurred as all current development costs do not fulfill the above conditions.

Property and equipment

Property and equipment are stated at cost less subsequent accumulated depreciation and accumulated impairment losses.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Electronic equipment	2-10 years
Furniture	5 years
Office equipment	3 years
Leasehold improvements	the shorter of the lease term or 3 years
Motor vehicles	5 years

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

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including cash and cash equivalents, term deposits, loan receivable, trade and other receivables and amounts due from related parties, are carried at amortized cost using the effective interest method, less any identified impairment, unless the effect of discounting is not material, in which case they are carried at cost, less any identified impairment.

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

Available-for-sale financial assets (AFS financial assets)

As at March 31, 2012, the Group’s AFS financial assets are equity investments in two unlisted companies, established in the PRC, with 5% (RMB800,000) and 1% (RMB100,000) interests in them, respectively.

Dividends on AFS equity instruments are recognized in profit or loss when the Group’s right to receive the dividends is established.

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of the reporting period or when there is objective evidence that an impairment may exist. Financial assets are considered to be impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected. Objective evidence of impairment could include:

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

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset’s original effective interest rate.

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

For financial assets carried at cost, the amount of impairment loss is measured as the difference between the assets’ carrying amount and the present value of the estimated future cash flow, discounted at the current market rate of return for similar financial assets. Such impairment loss will not be reversed in subsequent period.

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

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial liabilities at FVTPL

Financial liabilities at FVTPL are comprised of convertible redeemable preferred shares and warrants, which are measured at fair value, with changes in fair value recognized directly in profit or loss.

Convertible redeemable preferred shares are redeemable and convertible into common shares at the option of the holder or automatically upon an initial public offering (see note 20). The conversion option that will be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments are considered as embedded derivatives not closely related to the host contract. The Group has elected to designate its convertible redeemable preferred shares with embedded derivatives as financial liabilities at FVTPL on initial recognition as the convertible redeemable preferred shares contain one or more embedded derivatives.

Other financial liabilities

Other financial liabilities, including trade and other payables and amounts due to related parties, are subsequently measured at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

Financial liabilities are derecognized when the obligation is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2975, on March 30, 2012, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 30, 2012, or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following new and revised standards, amendments and interpretations issued by the IASB.

Amendments to IFRSs	Improvements to IFRSs issued in 2010
IAS 24 (Revised 2009)	Related Party Disclosures
Amendments to IAS 32	Classifications of Rights Issues
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments

The application of the new and revised standards, amendments and interpretations in the year ended March 31, 2012 did not have a material effect on the amounts reported in these consolidated financial statements and/or disclosures set out in these consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In November 2009, the IASB issued IFRS 9, “Financial Instruments,” as the first step in its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” IFRS 9 introduces new requirements for the classification and measurement of financial assets and requires all recognized financial assets that are within the scope of IAS 39 to be measured at either amortized cost or fair value. Specifically, debt investments that (i) are held within a business model whose objective is to collect the contractual cash flows and (ii) have contractual cash flows that are solely payments of principal and interest on the principal outstanding, are generally measured at amortized cost. All other debt investments and equity investments are measured at fair value. IFRS 9 will be effective from January 1, 2015, with earlier application permitted.

In October 2010, the IASB issued amendments to IFRS 9 “Financial Instruments”. The amendments address the accounting for financial liabilities, specifically volatility in the income statement arising from measuring debt at fair value. With the new requirements, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income section of the income statement, rather than within profit or loss. IFRS 9 is effective for financial statements in annual periods beginning on or after January 1, 2015. Early adoption of the amendments is permitted; however, entities that elect early adoption must also apply the financial asset requirements in IFRS 9.

The Group anticipates that the adoption of IFRS 9 in the future may have an impact on amounts reported in respect of the Group’s classification and measurement of available-for-sale investments that are measured at cost less impairment at the end of the reporting period. However, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed. Currently, the Group does not have financial liabilities designated as FVTPL and, accordingly, IFRS 9 is not expected to have an impact on the Group’s financial liabilities.

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which is a replacement of IAS 27, “Consolidated and Separate Financial Statements,” and SIC-12, “Consolidation – Special Purpose Entities”. Concurrent with the issuances of IFRS 10, the IASB also issued IFRS 11 “Joint Ventures”, IFRS 12 “Disclosures of Interests in Other Entities”, IAS 27 “Separate Financial Statements (revised 2011)” and IAS 28 “Investment in Associates and Joint Ventures (revised 2011)”. IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns.

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities,” which requires extensive disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. An entity is required to disclose information that users of its financial statements evaluate the nature of and risk associated with its interests in other entities and the effect of those interests on its financial statements.

These five standards are effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The Group anticipates that these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning April 1, 2013. However, the Group has not yet performed a detailed analysis of the impact of the application of these Standards and hence has not yet quantified the extent of the impact.

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement,” which establishes a single source of guidance of fair value measurement under IFRSs. IFRS 13 defines fair values, provides guidance on its determination and introduces consistent requirements for disclosure on fair value measurement. This standard applies to both financial and non-financial items measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Group is currently evaluating the impact of adoption on its consolidated financial statements.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

Critical judgments in applying the entity’s accounting policies

The following are the critical judgments that the directors have made in the process of applying the entity’s accounting policies and that have the most significant effect in the amounts recognized in financial statements.

Contractual arrangements with SPEs

The Group believes that its contractual arrangements with Sky, Mijia, Fanyi, Feineng and Sky Investment are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated SPEs are also shareholders or senior managements of the Group and therefore the Group believes that they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated SPEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the SPEs or their shareholders do not act in the best interests of the Group under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Group will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Group’s consolidated SPEs, and its ability to conduct the Group’s business may be adversely affected.

Key sources of estimation uncertainty

Following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Maopao Community Revenues through K Currency

Maopao Community revenues through K Currency are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. Future paying user usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods are assessed at the end of every reporting period and may change in the future.

Recognition of deferred tax assets

As at March 31, 2010, 2011 and 2012, the carrying amount of deferred tax assets of the Group are approximately RMB4,447,000, RMB6,656,000 and RMB2,210,000, respectively. No deferred tax asset has been recognized in respect of tax losses of RMB1,187,000, RMB29,663,000 and RMB37,998,000 as at March 31, 2010, 2011 and 2012 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient taxable profit will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. In cases where the actual future profits generated are less or more than expected, a material reversal or recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or recognition takes place.

Fair value of convertible redeemable preferred shares and warrants

The convertible redeemable preferred shares and warrants, which were outstanding at March 31, 2010 and up to the Company’s IPO in December 2010, did not have a quoted price in an active market. Determining the fair value of common shares and convertible redeemable preferred shares required making complex and subjective judgments regarding projected financial and operating results, the unique business risks, the liquidity of the common shares and the operating history and prospects at the time of issuance. Therefore, these fair values were inherently uncertain and highly subjective.

The Black-Scholes option pricing model was used in the valuation of the warrants. In calculating the fair value of the warrants, the Group used multiple inputs, including the fair value of the preferred shares, warrant exercise price, expected life, risk-free rate, dividend yield and expected volatility. Changes to these estimates and assumptions could result in significant change in the fair value of the convertible redeemable preferred shares and warrants.

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

The capital structure of the Group consists of convertible redeemable preferred shares, cash and cash equivalents and equity, which includes share capital and reserves.

The Group reviews the capital structure regularly and considers the cost of capital and the risks associated with each class of capital and, to the extent necessary, balances its overall capital structure through the payment of dividends and issuance of new shares.

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	226,549	604,083	673,046

Available-for-sale investments	—	—	900

FVTPL
Investment at fair value through profit or loss	15,442	—	—

Financial liabilities
Amortized cost	52,138	69,386	76,905

FVTPL
Convertible redeemable preferred shares	451,491	—	—
Warrants	27,188	—	—

	478,679	—	—

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances and US$ denominated convertible redeemable preferred shares which are subject to redemption at the greater of the purchase price or the fair value of the preferred shares on or after August 2, 2011. The carrying amount of the US$ bank account balances was approximately RMB2,812,000 and RMB74,789,000 and RMB89,465,000 as of March 31, 2010, 2011 and 2012, respectively. The carrying amount of the convertible redeemable preferred shares were RMB451,491,000, nil and nil as of March 31, 2010, 2011 and 2012, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB141,000, RMB3,739,000 and RMB4,473,000 as of March 31, 2010, 2011 and 2012, respectively, with a corresponding decrease or increase in net income (loss) for the respective years. If the RMB exchange rate against the US$ had strengthened or weakened by 5%, with all other variables held constant, the carrying value of the convertible redeemable preferred shares, denominated in US$, would have decreased or increased by RMB22,575,000 as of March 31, 2010 with a corresponding decrease in net loss for the respective year. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in the foreign currency, US$, against RMB. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents and loan receivable which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as at March 31, 2010, 2011 and 2012 as the interest rates have not fluctuated significantly in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of loan receivable, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, available-for-sale investments and investments at FVTPL of RMB241,991,000, RMB604,083,000 and RMB673,946,000 as of March 31, 2010, 2011 and 2012, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB71,774,000, RMB81,398,000 and RMB81,681,000, respectively, as of March 31, 2010, 2011 and 2012. The Group also had RMB7,157,000 trade receivables from mobile service operators as of March 31, 2012 and the credit risk of these receivables were very low. In order to minimize the credit risk of trade receivables from mobile service providers, the Group assesses the credit worthiness of the mobile service providers prior to contracting with them. In addition, the Group allocates revenue payments among mobile service providers based on their payment history and the assessment of their relationship with the wireless carriers which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers and mobile network operators. As at March 31, 2010, 2011 and 2012, ten mobile service providers or mobile network operators accounted for approximately RMB61,803,000, RMB53,253,000 and RMB64,812,000, or 86%, 65% and 73% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents and term deposits are held by large banks established in the PRC and Hong Kong Special Administrative Region. In addition, the Group’s investment at FVTPL was also with a large bank in the PRC. The Group does not expect any losses arising from non-performance of these financial institutions.

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

	On demand or less than 1 month	1-3 months	3 months to 1 year	over 1 year	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

March 31, 2010
Trade and other payables	46,001	—	—	—	46,001
Amounts due to related parties	6,137	—	—	—	6,137
Convertible redeemable preferred shares	—	—	—	451,491	451,491

	52,138	—	—	451,491	503,629

March 31, 2011
Trade and other payables	68,491	—	—	—	68,491
Amounts due to related parties	895	—	—	—	895

	69,386	—	—	—	69,386

March 31, 2012
Trade and other payables	76,034	—	—	—	76,034
Amounts due to related parties	871	—	—	—	871

	76,905	—	—	—	76,905

Fair value

Convertible redeemable preferred shares (“Series A Shares”) and common shares

The Group used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies, projected financial results and growth trends of the Company, weighted average cost of capital (“WACC”), terminal growth rate to derive the total equity value of the Company.

The fair value of the convertible redeemable preferred shares as of March 31, 2010 was determined using an option pricing model. The residual value was then allocated to the common shares. The option pricing model considered the convertible redeemable preferred shares as call options on the Company’s equity value, with strike prices based on the liquidation preference of the convertible redeemable preferred shares. The main inputs to this model included equity value of the Company, probability of occurrence of a redemption, Qualified Initial Public Offering (“QIPO”) or liquidation event, expected volatility, expected time to expiration and risk free interest rate. Since issuance, the probability of occurrence of a redemption or Initial Public Offering (“IPO”) event has increased with a corresponding decrease in the probability of a liquidation event occurring. The expected option life was determined as the time between the valuation date and the redemption date. The risk free interest rate was based on the yield of U.S. treasury bond with a duration approximating the expected time to expiration of the option. Volatility was based on the daily trading price of comparable companies for a period corresponding to the expected term of the option. The fair value of the convertible redeemable preferred shares at the date before conversion was determined by reference to the offering price of the Company.

The Company used a WACC of 19% as of March 31, 2010. If WACC was 1% higher, assuming all the other variables were held constant, the fair value of the Series A Shares would decrease by approximately RMB27,083,000 as at March 31, 2010.

Upon completion of the IPO in December 2010, the Series A Shares were converted into common shares.

Warrants

The Black-Scholes option pricing model was used in the valuation of the warrants. In calculating the fair value of the warrants, the Group used multiple inputs, including the fair value of the preferred shares, warrant exercise price, expected life, risk free rate, dividend yield and expected volatility. The following assumptions were used to estimate the fair value of the warrants:

	At March 31,
	2010	at the time before conversion
Risk free rate	0.3%	0.1%
Dividend yield	0%	0%
Expected term	0.59	0.21
Expected volatility	61%	51%

The risk free rate was based on the yield to maturity of US treasury bond yield curve as of the valuation date, while the expected volatility was calculated based on the daily trading price of comparable companies for a period corresponding to the expected term of the warrants.

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

The convertible redeemable preferred shares and warrants of the Group were measured at fair value as at March 31, 2011 and were categorized as Level 3 based on the degree to which the fair value is observable. There were no transfers between Level 1 and 2 in the period presented. A reconciliation from the beginning balance to the ending balance of Level 3 fair value measurements of financial liabilities is presented in Note 20.

In addition, the investment at FVTPL was also measured at fair value at the end of each reporting period and is categorized as Level 3. A reconciliation of Level 3 fair value measurements of financial assets is as follows:

Investments
RMB’000

At April 1, 2010	15,442
Total gain included in profit or loss	404
Redemption	(15,846)

At March 31, 2011 and 2012	—

6.	REVENUES AND SEGMENT INFORMATION

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Application store revenues	515,768	598,782	546,117
Maopao Community revenues through K currency	3,578	60,050	110,536
Other revenues	24,912	16,462	28,910

Total	544,258	675,294	685,563

Segment information

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the revenue analysis by application store revenues, Maopao Community revenue through K currency and other revenues and the profit from operation of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Indonesia and other countries. The following table sets forth revenues by geographic area:

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

PRC	544,258	672,649	672,195
Non-PRC	—	2,645	13,368

Total	544,258	675,294	685,563

Information about major customers

During the three years ended March 31, 2010, 2011 and 2012, there was no customer that individually accounted for over 10% of the Group’s total revenue.

7.	OTHER OPERATING INCOME, NET

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Government grant	—	—	2,091
Gain on derecognition of a subsidiary	—	—	1,930
Others	—	—	(346)

Total	—	—	3,675

8.	OTHER GAINS AND LOSSES

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Interest income	1,060	2,726	12,110
Change in fair value of investment at FVTPL	442	404	—
Income on loan receivable	1,148	193	450
Exchange gain (loss)	250	7,941	(3,266)
Others	631	(85)	2,355

Total	3,531	11,179	11,649

9.	PROFIT (LOSS) BEFORE TAX

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Profit (loss) before tax has been arrived at after charging:
Staff salary and other benefits	48,739	96,882	112,416
Retirement benefit scheme contributions	892	1,511	1,843
Share-based compensation (Note 22)	3,606	50,290	45,683

Total staff costs	53,237	148,683	159,942

Depreciation of property and equipment	2,452	15,601	21,082
Loss on disposal of property and equipment	56	44	—
Operating lease rentals in respect of rented premises	3,106	8,325	8,582
Bad debt written off	—	2,041	2,361

10.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income tax.

PRC

On January 1, 2008, a new Enterprise Income Tax Law (the “New EIT Law”) in China took effect. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises.

In 2007, Sky was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. On April 24, 2009, the PRC government promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on EIT which allows Software Enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law. The first profit-making year of Sky was 2008. As a result, Sky was subject to a tax rate of 12.5% for calendar year 2010, 2011 and 2012.

In 2009, Mijia was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mijia was 2010. As a result, Mijia’s EIT rates are 0%, 0%, 12.5% for calendar year 2010, 2011 and 2012, respectively.

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Current tax expense:
PRC enterprise income tax	3,481	5,147	—
Over provision in prior years	—	—	(844)
Deferred tax	5,047	(10,514)	4,446

Total	8,528	(5,367)	3,602

The tax expense (credit) can be reconciled to the profit (loss) per the consolidated statements of comprehensive income as follows:

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Profit (loss) before tax	(221,274)	130,194	36,531

Income tax expense at PRC tax rate of 25% (i)	(55,319)	32,549	9,133
Tax effect of:
Loss (gain) on changes in fair value of convertible redeemable preferred shares and warrants that are not deductible for tax purpose	74,357	(31,575)	—
Loss on modification of convertible redeemable preferred shares	11,110	—	—
Non-deductible share-based compensation	902	12,573	11,421
Non-deductible finance cost	1,354	1,083	—
Other non-deductible expenses	1,029	4,296	1,640
Tax incentives relating to R&D expenditures	—	(2,789)	(2,898)
Tax exemption and concession to PRC subsidiaries	(33,141)	(23,236)	(14,897)
Tax effect of deferred tax assets not recognized from deductible temporary differences	—	2,621	(2,037)
Tax effect of tax loss not recognized	—	7,416	2,084
Withholding income tax provision on dividend from PRC subsidiaries	8,305	(8,305)	—
Others	(69)	—	(844)

Tax expense (credit) for the year	8,528	(5,367)	3,602

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

As of March 31, 2010, 2011 and 2012, the Group has unused tax losses of RMB1,189,000, RMB29,663,000 and RMB37,998,000 available for offset against future profits that may be carried forward until calendar year 2016. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

The following table reflects the movements in deferred tax assets (liabilities):

	Withholding tax on undistributed earnings	Accrued expenses	Tax losses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Balance at April 1, 2009	—	1,032	157	1,189
Credit (charge) to profit or loss during the year	(8,305)	3,415	(157)	(5,047)

Balance at March 31, 2010	(8,305)	4,447	—	(3,858)
Credit to profit or loss during the year	8,305	2,209	—	10,514

Balance at March 31, 2011	—	6,656	—	6,656
Charge to profit or loss during the year	—	(4,446)	—	(4,446)

Balance at March 31, 2012	—	2,210	—	2,210

The following is the analysis of the deferred tax balances for financial reporting purposes

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Deferred tax assets	4,447	6,656	2,210
Deferred tax liabilities	(8,305)	—	—

Total	(3,858)	6,656	2,210

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

The Group declared dividends in March 2010 and May 2010, however, the Group has no plan to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries and consolidated SPEs of approximately RMB125,296,000, RMB204,262,000 and RMB230,009,000 at March 31, 2010, 2011 and 2012, respectively. Other than deferred tax liability associated with the expected dividend payment of RMB8,305,000 being provided as at March 31, 2010, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

During the year ended March 31, 2011, the Group paid the aforementioned dividend in a tax-free manner and, therefore, the related deferred tax liability was released to profit and loss.

11.	EARNINGS (LOSS) PER SHARE

Holders of the Group’s Restricted Shares (Note 22) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use, the Restricted Shares are considered participating and basic earnings (loss) per share has been computed using the two-class method as follows:

	Years Ended March 31,
	2010	2011	2012
Profit (loss) for the year attributable to the owners of the Company (RMB’000)	(229,802)	136,310	32,969
Less: amount allocated to restricted shares (RMB’000)	31,917	(1,032)	(602)

Profit (loss) for the year - basic	(197,885)	135,278	32,367
Gains on changes in fair value of convertible redeemable preferred shares	—	(106,684)	—
Finance cost	—	4,333	—
Gains on changes in fair value of warrants	—	(7,377)	—
Foreign exchange gains related to preferred shares and warrants	—	(12,240)	—

Profit (loss) for the year - diluted	(197,885)	13,310	32,367

Weighted average common shares outstanding - basic	129,166,600	182,010,313	257,428,502
Share options	—	324,570	841,857
Convertible redeemable preferred shares	—	35,342,466	—
Warrants	—	2,119,714	—

Weighted average common shares outstanding - diluted	129,166,600	219,797,063	258,270,359

Basic earnings (loss) per share	(1.53)	0.74	0.13

Diluted earnings (loss) per share	(1.53)	0.06	0.13

For the year ended March 31, 2010, the computation of diluted loss per share did not include the potential common shares arising from the company’s share option, warrants and convertible redeemable preferred shares, as it would result in a decrease in loss per share.

12.	DIVIDENDS

In March 2010 and May 2010, the Company declared dividends of RMB16,250,000 (RMB0.11 per share) and RMB13,000,000 (RMB0.11 per share) to its common shareholders, respectively. The Company also approved a payment to its preferred shareholders, who had participating rights, in the amount of RMB5,417,000 and RMB4,333,000 for the year ended March 31, 2010 and 2011, respectively, which was recorded as a finance cost in the consolidated statements of comprehensive income. Such amounts were paid during the year ended March 31, 2011.

13.	CASH AND CASH EQUIVALENTS / TERM DEPOSITS

Cash and cash equivalents of the Group are mainly denominated in RMB and US$. The cash balances carried an average interest rate of 1.17%, 1.17% and 1.20% per annum as of March 31, 2010, 2011 and 2012, respectively.

Term deposits had an average interest rate of 2.25%, 3.30% and 3.30% per annum at March 31, 2010, 2011 and 2012, respectively.

14.	INVESTMENT AT FVTPL

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

15.	LOAN RECEIVABLE

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

In December 2011, to achieve higher investment return than the bank term deposits and keep the principal intact, the Group entered into a loan agreement with another PRC bank under which the Group paid a principal amount of RMB19,550,000 to the bank who then loaned the money to a manufacturing company in Zhejiang province, Zhejiang Xie’he Group. The loan had a four-month term expiring in March 2012 with a stated interest amount of RMB450,000. The loan principal and interest were guaranteed by the bank. The principal and the related interest were collected upon the expiration of the loan agreement in March 2012.

16.	TRADE AND OTHER RECEIVABLES

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Trade receivables	71,774	81,398	88,838
Deposits and other receivables	1,101	2,264	6,609
Prepayments	3,235	2,519	7,925

Total	76,110	86,181	103,372

The Group normally grants credit for a period of 90 days to its mobile service providers. The trade receivables balance past due but not impaired is RMB2,282,000, RMB783,000 and RMB1,910,000 as of March 31, 2010, 2011 and 2012, respectively. The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off nil, RMB2,041,000 and RMB2,361,000 in trade and other receivables during the year ended March 31, 2010, 2011 and 2012 due to mobile network operators unilaterally terminating services provided by certain mobile service providers. The Group does not believe such termination of services provided by mobile service providers is foreseeable.

17.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At April 1, 2009	2,814	50	133	149	—	3,146
Additions	27,545	733	587	1,968	274	31,107
Disposals	(80)	(18)	(37)	—	—	(135)

At March 31, 2010	30,279	765	683	2,117	274	34,118
Additions	23,824	1,173	—	2,390	602	27,989
Disposals	(356)	—	(31)	—	—	(387)

At March 31, 2011	53,747	1,938	652	4,507	876	61,720
Additions	10,809	—	37	—	—	10,846
Derecognition of a subsidiary	(148)	(42)	—	—	—	(190)
Disposals	(341)	—	(7)	—	—	(348)

At March 31, 2012	64,067	1,896	682	4,507	876	72,028

Depreciation:
At April 1, 2009	(622)	(14)	(51)	(12)	—	(699)
Charge for the year	(2,097)	(13)	(62)	(204)	(76)	(2,452)
Eliminated on disposals	50	7	22	—	—	79

At March 31, 2010	(2,669)	(20)	(91)	(216)	(76)	(3,072)
Charge for the year	(13,688)	(317)	(192)	(1,241)	(163)	(15,601)
Eliminated on disposals	216	—	22	—	—	238

At March 31, 2011	(16,141)	(337)	(261)	(1,457)	(239)	(18,435)
Charge for the year	(18,833)	(379)	(203)	(1,492)	(175)	(21,082)
Derecognition of a subsidiary	33	4	—	—	—	37
Eliminated on disposals	301	—	7	—	—	308

At March 31, 2012	(34,640)	(712)	(457)	(2,949)	(414)	(39,172)

Carrying values
At March 31, 2010	27,610	745	592	1,901	198	31,046

At March 31, 2011	37,606	1,601	391	3,050	637	43,285

At March 31, 2012	29,427	1,184	225	1,558	462	32,856

18.	INVESTMENTS IN ASSOCIATES

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000

Cumulative cost of investments in associates	13,110	13,110	14,710
Cumulative share of results of associates	(1,338)	(7,350)	(8,236)
Impairment of investment in an associate (i)	—	(5,760)	(5,760)

	11,772	—	714

(i)	The Group recognized a RMB5,760,000 impairment of its investment in Hangzhou Guanzhun Technologies Co., Ltd. (“Guanzhun”) during the year ended March 31, 2011, due to the continuing poor business performance and negative discounted cash flow forecast of the investee.

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of registered capital held by the Group			Principal activities
		March 31,
Name of associates	RMB	2010	2011	2012
		%	%	%
Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd. (a)	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd. (b)	300,000	33%	33%	33%	Mobile application and content provider
Guanzhun (c)	15,000,000	45%	45%	45%	Development of mobile application software
Shenzhen Heisha Technologies Co., Ltd. (d)	11,445,878	Nil	Nil	31%	Provision of mobile application service

(a)	In March 2009, the Group acquired 37% of the equity interest in Zhang Xing Wu Xian Technologies (Beijing) Co. Ltd for cash consideration of RMB500,000.
(b)	In February 2009, Mijia, together with another two individuals independent from the entities within the Group, established Hangzhou Sibi Technologies Co., Ltd (“Sibi”). Mijia invested RMB100,000 and obtained a 33.3% equity interest in Sibi.
(c)	In September 2009, Sky, together with the holder of the convertible redeemable preferred shares and a group of individuals independent from the entities within the Group, established Guanzhun. Sky contributed RMB12,510,000 and obtained a 45% equity interest in Guanzhun.
(d)	The Group held 65% interest of Shenzhen Heisha Technologies Co., Ltd. (“Heisha”) and consolidated it before April 2011. In April 2011, the Group partially disposed its interests in Heisha and retained 31% equity interest, the fair value of the remaining 31% interest of Heisha was approximately RMB 1,600,000 (Note 24).

A summary of financial information in respect of the Group’s associates is set out below:

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Total assets	14,058	8,692	17,208
Total liabilities	1,427	9,565	13,918

Net assets	12,631	(873)	3,290

Group’s share of net assets of associates	5,901	—	714

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Total revenue	1,587	3,495	14,869
Loss for the year	3,375	15,423	7,760
Group’s share of loss of associates	1,255	6,012	886

19.	TRADE AND OTHER PAYABLES

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Trade payable	29,832	53,249	71,608
Accrued payroll and employee welfare	13,011	19,662	19,927
Other taxes payable	7,997	8,428	6,239
Payable for acquisition of property and equipment	15,083	891	398
Accrued commission	35,576	27,320	—
Accrued expenses	979	11,878	6,793
Advance from customers	—	7,659	12,939
Other payables	1,086	6,692	4,028

Total	103,564	135,779	121,932

20.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

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

The Company had designated the Series A Shares and warrants as financial liabilities carried at FVTPL (Note 5). The change in fair value of the Series A Shares and warrants was charged to profit or loss. The movement of the Series A Shares and warrants was set out below:

	Series A Shares	Warrants
	RMB’000	RMB’000
At April 1, 2009	161,584	19,668
Change of fair value included in profit or loss	290,135	7,548
Exchange gain	(228)	(28)

At March 31, 2010	451,491	27,188
Change of fair value included in profit or loss	(106,684)	(7,377)
Exchange gain	(11,682)	(558)
Converted and exercised	(333,125)	(19,253)

At March 31, 2011 and 2012	—	—

21.	SHARE CAPITAL

			Legal
	Accounting number of shares		Number of shares	Amount	Amount
				US$	RMB’000
Common shares
Authorized:
At April 1, 2009 and March 31, 2010 of US$0.01 each	937,857,200	(i)	4,689,286	46,893	338

Share split	—	(iv)	933,167,914	—	—

As of March 31, 2011 and 2012	937,857,200		937,857,200	46,893	338

Issued and fully paid:
At April 1, 2009	116,666,600		750,000	7,500	57
Restricted share vested	25,000,000		—	—	—

At March 31, 2010 (of US$0.01 each)	141,666,600		750,000	7,500	57
Restricted share vested	8,333,400		—	—	—
Issue of new shares upon modification of convertible redeemable preferred shares	5,000,000	(ii)	25,000	250	2
Share split	—	(iv)	154,225,000	—	—

	155,000,000		155,000,000	7,750	59
Issue of new shares upon IPO	49,000,000	(iii)	49,000,000	2,450	15
Conversion of Series A Shares upon IPO	50,000,000	(iii)	50,000,000	2,500	17
Exercise of warrants upon IPO	3,389,800	(iii)	3,389,800	169	1

At March 31, 2011 (of US$0.00005 each)	257,389,800		257,389,800	12,869	92
Exercise of share options	784,800	(v)	784,800	39	—
At March 31, 2012 (of US$0.00005 each)	258,174,600		258,174,600	12,908	92

Series A Shares of US$0.01 each
Authorized:
At April 1, 2009 and March 31, 2010	62,142,800	(i)	310,714	3,107	22
Share Split	—	(iv)	61,832,086	—	—

At March 31, 2011 and 2012	62,142,800		62,142,800	3,107	22

Issued and fully paid:
At April 1, 2009 and March 31, 2010	50,000,000		250,000	2,500	19
Share Split	—	(iv)	49,750,000	—	—
Conversion of Series A Shares upon IPO	(50,000,000)		(50,000,000)	(2,500)	(19)

At March 31, 2011 and 2012	—		—	—	—

(i)	Sky-mobi Limited was incorporated on April 20, 2007. The authorized share capital of Sky-mobi is approximately RMB360,000 (US$50,000) divided into 50,000 shares (par value of US$1 per share). On July 20, 2007, the issued and unissued share of US$1 each in the capital of Sky-mobi is sub-divided into 100 shares of par value of US$0.01, and designate the shares into 310,714 Series A Shares and 4,689,286 common shares.
(ii)	In March 2010, the Group recorded the intrinsic value of the 5,000,000 shares of RMB44,439,000 (US$6,519,000), equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in share-settled reserves. During the year ended March 31, 2011, the Company issued the 5,000,000 shares and received the cash consideration of RMB2,000 (US$250).
(iii)	In December 2010, the Group had a successful IPO launch in NASDAQ. 49,000,000 shares of US$0.00005 each were issued at an aggregate amount of US$45,570,000. Upon completion of the IPO, the Series A Shares were converted and the warrants were exercised.
(iv)	In November 2010, the Company approved a 200-for-1 share split on both its common and preferred shares. Subsequent to the split, the Company had authorized 937,857,200 (155,000,000 issued and fully paid) common shares with a par value of US$0.00005 per share and 62,142,800 Series A Shares with a par value of US$0.00005 per share.
(v)	In March 2012, 784,800 fully vested options were exercised and converted into 784,800 common shares with a par value of US$0.00005 per share. The RMB1,284,000 exercise price which was not received by the end of March 31, 2012 was recorded as a subscription receivable.

22.	SHARE-BASED PAYMENTS

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

During the years ended March 31, 2010, 2011 and 2012 the Company granted 6,385,400, 4,964,000 and nil share options under the Plan to executives and senior employees. These options have an exercise price ranging from RMB1.775 (US$0.26) to RMB 6.548 (US$1.00) and vest ratably over the four-years following the grant date.

The fair value of the common shares underlying the options was determined as described in Note 5 for options granted prior to the Company’s IPO or based on current market value for options granted subsequent to the Company’s IPO.

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

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB
Outstanding on April 1, 2009	—	—	—
Granted on March 1, 2010	6,385,400	1.775	7.9 years

Outstanding on March 31, 2010	6,385,400	1.775	7.9 years
Granted on April 1, 2010	1,443,600	1.775	8.0 years
Granted on September 15, 2010	3,320,400	1.775	8.5 years
Granted on January 6, 2011	100,000	6.548	8.8 years
Granted on January 9, 2011	100,000	6.548	8.8 years
Forfeited	(78,350)	1.775

Outstanding on March 31, 2011	11,271,050	1.865	8.1 years
Forfeited	(1,964,600)	1.775
Exercised	(784,800)	1.775

Outstanding on March 31, 2012	8,521,650	1.907	7.5 years

Total grant date fair value of options granted on March 1, 2010, April, 2010, September 15, 2010, January 6, 2011 and January 9, 2011 was approximately RMB47,581,000, RMB10,796,000, RMB28,306,000, RMB259,000 and RMB259,000, respectively.

The Company recorded compensation expense of RMB1,702,000, RMB27,922,000 and RMB22,853,000 for the years ended March 31, 2010, 2011 and 2012, respectively.

Options exercisable were nil, 500,000 and 2,123,900 as of March 31, 2010, 2011 and 2012, respectively.

In respect of the share options exercised during the year ended March 31, 2012, the weighted average share price at the dates of exercise was RMB3.057 per share.

Restricted Shares

On August 2, 2007, concurrent with the issuance of the Series A Shares, certain founders of the Company, who are also employees of the Group, entered into an arrangement whereby 75,000,000 of their 150,000,000 common shares became subject to repurchase (“Restricted Shares”). The Restricted Shares may be repurchased by the Company in the event of the voluntary or involuntary termination of the employment at a purchase price equal to the par value of the Restricted Shares. The repurchase right terminates in 36 equal monthly installments. The founders retain the voting and dividend rights of, but are restricted to sell, such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan as the founders are employees of the Group. Accordingly, the Group measured the fair value of the Restricted Shares as of August 2, 2007, or RMB0.22 (US$0.03) per share, and is recognizing the total amount of approximately RMB16,420,000 as compensation expense over the three year deemed service, or vesting, period. During the years ended March 31, 2010, 2011 and 2012, the Group recognized RMB1,904,000, RMB130,000 and nil as compensation expense, respectively.

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognizes the total amount of approximately RMB62,351,000 as compensation expense over the five year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2010, 2011 and 2012, the Group recognized nil, RMB22,238,000, and RMB22,238,000 as compensation expense, respectively.

On March 7, 2012, the Group issued 4,038,176 of its restrict shares to its employees. At the same time, Xplane also granted 3,340,400 of Sky-mobi’s restricted shares to employees of the Group. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. The 7,378,576 shares vest 25% on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB2.88 (US$0.46). The Group will recognize the total amount of RMB21,327,000 as compensation expense over the four year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2012, the Group recognized RMB592,000 as compensation expense.

23.	RELATED PARTY TRANSACTIONS

(a) Related party balances

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Amounts due from related parties
Non-trade balances
Amount due from an associate
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	153	489	—
Amounts due from shareholders
— Song Tao	300	—	—
— Series A Shares shareholders	2,250	—	—
— Xplane Ltd.	—	—	126
Amount due from company controlled by close family member of a director and a shareholder of the Company
— Shenzhen Feidong Technologies Co., Ltd	81	—	—

	2,784	489	126

The amounts due from related parties represent payments to fund operations, except for the amount receivable from Series A Shares shareholders, which represents a capital injection made by Fanyi on behalf of the Series A Shares shareholders for their 15% equity interest in Guanzhun. The balances are unsecured, non-interest bearing and repayable on demand.

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Amounts due to related parties
Trade balances
Amounts due to associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	300	239	274
— Hangzhou Sibi Technologies Co., Ltd	420	656	597
Non-trade balance
— Series A Shares shareholders (Note 12)	5,417	—	—

	6,137	895	871

The amounts due to associates are trading in nature. The related party balances are unsecured, non-interest bearing and repayable on demand.

(b) Related party transactions

During the years ended March 31, 2010, 2011 and 2012, respectively, significant related party transactions were as follows:

	Years Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Cost of revenues (for content)
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd	468	1,559	1,822
— Hangzhou Sibi Technologies Co., Ltd	777	1,856	3,724

	1,245	3,415	5,546

Beijing Speedpay Technology Co., Ltd., over which the Company’s director, Mr. Kui Zhou, has significant influence, provides payment processing services to the Group. During the years ended March 31, 2010, 2011 and 2012, the Group paid a total of RMB173,900, RMB510,400 and RMB1,373,200, respectively, to Beijing Speedpay Technology Co., Ltd.

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Salary and other benefits	1,608	2,226	6,548
Retirement benefit contribution	89	11	20
Share-based compensation	3,606	15,114	18,472

Total	5,303	17,351	25,040

24.	DERECOGNITION OF A SUBSIDIARY

In April 2011, the Group sold a 15% interest in Heisha, a 65% owned and consolidated subsidiary, to the minority shareholder of Heisha for RMB1,152,000. Further, Heisha issued additional preferred shares to a third party partner, MediaTek Inc. (“MTK”), which further diluted the Group’s ownership percentage to 31%. The Group lost control of Heisha as a result of these transactions. The Group’s net assets relative to Heisha were derecognized upon loss of control and were comprised of the following:

RMB’000
Net Assets derecognized

Cash and cash equivalents	947
Trade and other receivables	123
Property, plant and equipment	153
Trade and other payables	(100)

Net amount derecognized before capital injection	1,123
Capital injection by MTK	6,446

Net amount derecognized including capital injection	7,569

The gain recognized in profit or loss upon deconsolidation of Heisha was calculated as follows:

RMB’000

Consideration received	1,152
Net assets derecognized	(1,123)
Non-controlling interest	301
Fair value of the retained interests classified as associate	1,600

Gain on derecognition of Heisha	1,930

RMB’000
Net Cash inflow arising on derecognition:

Cash consideration received	1,152
Less: cash and cash equivalents disposed of	947

205

The fair value of the residual interests of the Group in Heisha was calculated based on the price invested in Heisha by MTK, using the backsolve method under the Option Pricing Model. The key assumption used in backsolve method included probability of scenarios, exercise values, expected time to liquidity, expected volatility, risk free interest rate and discount for lack of marketability.

25.	OPERATING LEASES

The Group has operating lease agreements principally for its office properties in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Within one year	7,278	9,038	8,211
In the second to fifth years, inclusive	6,080	755	16,042

Total	13,358	9,793	24,253

26.	PROFIT APPROPRIATION

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

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to 500,000, RMB1,000,000 and RMB1,000,000 as of March 31, 2010, 2011 and 2012, respectively. The Group’s PRC subsidiaries have not allocated any of their after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB102,542,000 as of March 31, 2012 was considered restricted due to restrictions on the distribution of registered share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB35,254,000, RMB106,371,000 and RMB108,042,000 as of March 31, 2010, 2011 and 2012, respectively.

27.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on June 29, 2012.

* * * * *