Form 20-F
period 2013-03-31
SKY-MOBI Ltd
filed 2013-06-28
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2013.

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

252,196,984 common shares of par value US$0.00005 per share, as of March 31, 2013.

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

In this annual report, unless otherwise indicated, (1) “we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (3) “shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts which evidence our ADSs; (4) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (5) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (6) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2108 to US$1.00, the noon buying rate in effect as of March 29, 2013, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2013, or at any other rate.

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

“Fiscal 2011”, “fiscal 2012” and “fiscal 2013” represent the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2011, 2012 and 2013, and consolidated balance sheet data as of March 31, 2011, 2012 and 2013.

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

We have derived our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2011, 2012 and 2013 and the selected consolidated statement of financial position data as of March 31, 2011, 2012 and 2013 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of comprehensive income data for the fiscal years ended March 31, 2009 and 2010 and the selected consolidated statement of financial position data as of March 31, 2009 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	207,239	544,258	675,294	685,563	601,107	96,784
Cost of revenues from third parties	(134,558)	(353,106)	(461,422)	(465,479)	(412,246)	(66,376)
Cost of revenues from related parties	(129)	(1,245)	(3,415)	(5,546)	(6,534)	(1,052)

Gross profit	72,552	189,907	210,457	214,538	182,327	29,356
Research and development expenses	(12,902)	(26,900)	(52,260)	(71,088)	(73,027)	(11,758)
Sales and marketing expenses	(5,293)	(21,511)	(38,200)	(37,361)	(35,369)	(5,695)
General and administration expenses	(16,725)	(17,507)	(98,938)	(83,996)	(69,491)	(11,189)
Other operating income, net	—	—	—	3,675	2,320	374

Profit from operations	37,632	123,989	21,059	25,768	6,760	1,088
Other gains and losses	857	3,531	11,179	11,649	15,531	2,502
Impairment of investment in an associate	—	—	(5,760)	—	(1,367)	(221)
Finance costs	—	(5,417)	(4,333)	—	—	—
Share of results of associates	(83)	(1,255)	(6,012)	(886)	(935)	(151)
Gain (loss) on changes in fair value of convertible redeemable preferred shares	(134,616)	(290,135)	106,684	—	—	—
Gain (loss) on changes in fair value of warrants	(18,423)	(7,548)	7,377	—	—	—
Loss on modification of convertible redeemable preferred shares	—	(44,439)	—	—	—	—

Profit (loss) before tax	(114,633)	(221,274)	130,194	36,531	19,989	3,218
Income tax benefit (expense)	1,180	(8,528)	5,367	(3,602)	(2,733)	(440)

Profit (loss) for the year	(113,453)	(229,802)	135,561	32,929	17,256	2,778

Total comprehensive income (loss) for the year	(113,453)	(229,802)	135,561	32,929	17,256	2,778

Profit (loss) and total comprehensive income (loss) attributable to:
Owners of the Company	(113,453)	(229,802)	136,310	32,969	17,112	2,755
Non-controlling interests	—	—	(749)	(40)	144	23

	(113,453)	(229,802)	135,561	32,929	17,256	2,778

Earnings (loss) per share:
Basic	(0.76)	(1.53)	0.74	0.13	0.07	0.01

Diluted	(0.76)	(1.53)	0.06	0.13	0.07	0.01

Earnings (loss) per ADS(1):
Basic	(6.08)	(12.24)	5.92	1.01	0.53	0.08
Diluted	(6.08)	(12.24)	0.48	1.00	0.53	0.08

(1)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of non-IFRS net profit for the year, a non-IFRS financial measure, from loss or profit for the year, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
IFRS Profit (loss) for the period	(113,453)	(229,802)	135,561	32,929	17,256	2,778
Share-based compensation charges	5,421	3,606	50,290	45,683	24,457	3,938
Initial public offering expenses charged into current expenses	—	—	3,659	—	—	—
Loss (gain) on changes in fair value of warrants	18,423	7,548	(7,377)	—	—	—
Loss (gain) on changes in fair value of convertible redeemable preferred shares	134,616	290,135	(106,684)	—	—	—
Loss on modification of convertible redeemable preferred shares	—	44,439	—	—	—	—
Foreign exchange gain relating to gain on changes in fair value of convertible redeemable preferred shares and warrants	(755)	(256)	(12,240)	—	—	—
Reversal of withholding tax on shareholding dividend (1)	—	—	(8,305)	—	—	—

Non-IFRS net profit for the period(2)	44,252	115,670	54,904	78,612	41,713	6,716

(1)	Reversal of withholding tax on shareholding dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.
(2)	We define non-IFRS net profit for the period, a non-IFRS financial measure, as profit (loss) for the period excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. We review non-IFRS net profit for the period together with profit (loss) for the period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. However, the use of non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit (loss) for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS net profit for the period in isolation from or as an alternative to total profit (loss) or other financial measures prepared in accordance with IFRS.

	As of March 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	27,618	75,105	367,214	137,538	135,025	21,740
Term deposits	15,000	50,000	152,718	438,393	473,277	76,202
Total assets	102,324	292,491	656,543	718,751	741,140	119,330
Convertible redeemable preferred shares	161,584	451,491	—	—	—	—
Total liabilities	211,829	600,003	155,003	138,516	140,022	22,545
Total equity (deficit)	(109,505)	(307,512)	501,540	580,235	601,118	96,785
Total equity and liabilities	102,324	292,491	656,543	718,751	741,140	119,330
Share capital	57	57	92	92	89	14
Dividends	—	16,250	13,000	—	—	—
Basic earnings (loss) per share	(0.76)	(1.53)	0.74	0.13	0.07	0.01
Diluted earnings (loss) per share	(0.76)	(1.53)	0.06	0.13	0.07	0.01

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on March 29, 2013, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for the fiscal year ended March 31, 2013 at US$1.00: RMB6.2108, which was the noon buying rate in effect as of March 29, 2013. The prevailing rate on June 21, 2013 was US$1.00: RMB6.1328. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High

Fiscal Year ended March 31, 2009	6.8329	6.8532	7.0185	6.7800
Fiscal Year ended March 31, 2010	6.8258	6.8268	6.8371	6.8176
Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483
Fiscal Year ended March 31, 2012	6.2975	6.3980	6.5477	6.2935
Fiscal Year ended March 31, 2013	6.2108	6.2783	6.3684	6.2108
2012
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1861	6.2078	6.1647
May	6.1340	6.1416	6.1665	6.1213
June (through June 21, 2013)	6.1328	6.1307	6.1359	6.1248

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a limited operating history and the long-term potential of our business model is unproven, which makes it difficult to evaluate our business.

We commenced our business in 2005 and launched Maopao for feature phones and smartphones in December 2006 and May 2012, respectively. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects. Our business model is relatively new in China.

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

We generated net profit in the fiscal years ended March 31, 2011, 2012 and 2013. Our ability to maintain profitability depends on, among other factors, the growth of the mobile applications industry, the continued acceptance of Maopao and the applications and content available on Maopao by our users, our ability to provide new applications and other content to meet the demands of our users, our ability to maintain good relationships with industry participants and our ability to control our costs and expenses. We may not be able to sustain profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may issue new policies or guidelines or change business practices that affect all mobile service providers and companies using their networks. Because we rely on mobile service providers, who in turn rely on their relationships with mobile network operators, and our direct cooperative relationship with a certain mobile network operator, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, mobile service providers and our company are subject to review by mobile network operators from time to time and may lose access to certain mobile network operators’ billing channels. Our financial condition and results of operations may be materially adversely affected by policy or guideline changes by PRC mobile network operators.

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

In the third and fourth quarters of 2010, users of one mobile network operator who wanted to download applications or play games had difficulty accessing our servers hosted by a competing telecommunication network operator, which adversely affected our revenues in those periods. We moved our servers to a new hosting company in December 2010 to resolve this issue. Since then we have not experienced the same problems. However, a similar problem could occur in the future, which could materially reduce our revenues. Partly due to the triple-confirmation-SMS measures adopted by China Mobile, our application store revenue has been declining since September 2010. If the government or mobile network operators impose similar or more stringent measures, our results of operations may be materially adversely affected.

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

Our failure to maintain cooperative relationships with handset companies to pre-install our application store onto mobile handsets or to cooperate with additional handset companies would result in a decrease in our market share.

We rely on handset companies to pre-install our mobile application store onto their mobile phones, which is the primary way we have developed our large user base. We had entered into cooperation agreements with over 1,170 feature phone and 106 smartphone handset companies as of March 31, 2013 to pre-install Maopao on their products. Our agreements with handset companies are generally for one or two year terms and usually contain automatic renewal provisions.

Due to our reliance on handset companies to pre-install Maopao on mobile phones, any loss of or deterioration in our existing relationships with handset companies, or our failure to cooperate with additional handset companies, particularly those with a substantial market share or growth potential, would decrease the number of our users and our market share. In addition, our handset company partners face fierce competition in an industry characterized by evolving technological standards.

Our handset company partners that traditionally produced feature phones have experienced market share declines and their low-cost smartphone products remain new to the market. If our partners lose their market share, our revenues would decrease. Furthermore, the amount paid to handset companies under sales proceeds sharing arrangements has constituted a significant portion of our total cost of revenues in recent years. Unfavorable changes to our sharing arrangements with handset companies could adversely affect our results of operations.

Handset companies often pre-install other mobile application stores in addition to Maopao, which could adversely affect purchases of applications and content on Maopao, decreasing our revenues. In addition, certain handset companies may consider entering the mobile application store market, adversely affecting our relationships with handset companies.

Our failure to increase the installed base of Maopao among low-cost handsets would adversely affect our market share and results of operations.

Maopao is pre-installed primarily on low-cost handsets such as feature phones and low-cost smartphones. Our ability to increase the installed base of Maopao depends on many factors, some of which are beyond our control. Feature phone handset sales in China experienced high growth in the past, but this trend has changed. The feature phone handset market has declined since the second half of 2012. With the transition from feature phones to smartphones in China’s mobile phone industry, smartphones are becoming more affordable and the number of Chinese smartphone users has increased, making low-cost smartphone products competitive. On one hand, China’s handset market is rapidly evolving, and new entrants in this market often emerge. On the other hand, sales of handsets, particularly low-cost handsets, are affected by changing consumer tastes, market trends and other factors. Therefore, handset companies and design houses occupying leading market positions in one year may lose a substantial portion of their market share the next year.

Although we work with low-cost handset manufacturers and brands that hold a large aggregate market share in China, these handset companies may not maintain their market share. In addition, mobile carrier-subsidized handsets, most of which have other mobile application stores pre-installed, historically have had a relatively large market share in China, and their market share in China is growing due to increasing customer acceptance, which may adversely affect our ability to pre-install Maopao onto handsets, particularly low-cost handsets. Our failure to increase the installed base of Maopao among low-cost handsets would adversely affect our market share and results of operations.

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

The mobile application store market in China is highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, improved performance characteristics, rapid adoption of technological and product advancement, and price sensitivity on the part of users. We compete directly with:

•	other independent application store operators that offer mobile application stores similar to ours, such as NetDragon Websoft Inc. and Shanghai Coolbar Co., Ltd.;

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones and other mobile devices from Apple Inc.;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	mobile operating systems that have their own application stores, such as Android or Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Qihoo 360, Alibaba, Tencent and Baidu.

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

For the three fiscal years ended March 31, 2013, we collected a substantial majority of our revenues through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators. As of March 31, 2013, we had entered into agreements with over 50 mobile service providers, such as Kongzhong, Rock.com and Sohu.com. Our agreements with mobile service providers are generally for one to three year terms and many include automatic renewal provisions. We usually renew these agreements or enter into new ones when the prior agreements expire, but, on occasion, the renewals or new contracts can be delayed for periods of one month or more.

Although we collect payments directly from China Mobile for a significant portion of our revenues, we rely primarily on mobile service providers for collection of sales proceeds from users and they in turn depend on mobile network operators to provide billing and collection services. Three mobile network operators, namely China Mobile, China Unicom and China Telecom, dominate the wireless telecommunications sector in China. As China Mobile has the largest subscriber base in China, we have collected a significant majority of our sales proceeds through China Mobile. Because these large mobile network operators, particularly China Mobile, hold a dominant position in China’s mobile market, mobile service providers face significant risks with respect to their arrangements with mobile network operators, which could affect our business and results of operations.

For example, since late 2009, these mobile network operators have increased their monitoring of inappropriate mobile content and activities through quality control procedures on services provided by mobile service providers. They unilaterally terminated services provided by some mobile service providers due to these mobile service providers’ alleged provision of inappropriate content in violation of regulatory requirements or due to their charging users service fees without consent. Although we may switch to another mobile service provider if a service provider’s payment channel becomes unavailable or its collection performance deteriorates, such a change could result in delays and lower revenues. In addition, because we rely on mobile service providers to collect sales proceeds from our users, any loss of or deterioration in our relationships with mobile service providers or a disruption in our mobile service providers’ relationships with mobile network operators may severely disrupt our operations, decrease revenues, potential credit risk of our trade receivables and materially adversely affect our financial condition and results of operations.

If we fail to maintain cooperative relationships with mobile network operators, our revenues and growth prospects may be adversely affected.

We have a strategic cooperative relationship with China Mobile, the largest mobile network operator in China. From fiscal 2013, we strengthened our cooperative relationship with China Mobile to allow us to offer mobile content and applications to mobile phone users through its gaming platform. China Mobile has granted us access to their fee collection codes, allowing us to collect proceeds without using mobile service providers as intermediaries. For the fiscal year ended March 31, 2013, our relationship with China Mobile accounted for approximately 19.5% of our revenues.

We plan to maximize our cooperation with China Mobile and expect to establish similar cooperative relationships with other mobile network operators. However, we may not be able to establish such cooperative relationships with other mobile network operators. If we fail to maintain such relationships, we may not be able to find appropriate replacement operators and our business and prospects may be adversely affected. Furthermore, mobile network operators monitor our operations and if we fail to comply with their policies or guidelines, they may impose sanctions, including denying us access to their billing channels, adversely affecting our financial condition and results of operations.

We depend on the billing and collection systems of mobile network operators and mobile service providers. The inaccuracy of these systems or deterioration in the financial condition of mobile network operators and mobile service providers could affect our business and results of operations.

We depend directly and indirectly on mobile network operators to maintain accurate records of payments by users and collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees charged to users for purchases of our mobile applications and content. While we conduct independent sampling tests to verify information provided to us, our sampling is on a relatively small scale compared to total transaction volume and the inaccuracies found are usually resolved through negotiations with mobile service providers. Our business and results of operations could be adversely affected if the mobile network operators or mobile service providers miscalculate the revenues generated from the sales of our mobile applications and content.

We generally offer our mobile service providers and mobile network operators credit terms ranging from 60 to 90 days. Receivables from our top ten mobile service providers accounted for approximately 68.5% and 38.4% of our total trade receivables as of March 31, 2012 and March 31, 2013, respectively. Receivables from China Mobile accounted for 43.3% of our total trade receivables as of March 31, 2013. Failure to timely collect our receivables from mobile service providers or mobile network operators may adversely affect our cash flows. Our mobile service providers may from time to time experience cash flow difficulties. Consequently, they may delay their payments to us. Any inability of mobile service providers to pay us may adversely affect our earnings and cash flows.

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

•	we experience technical problems with Maopao that prevent the delivery of our applications and content.

These situations are known in the industry as billing and transmission failures. In the fiscal year ended March 31, 2013, the monthly MR amounts we received from mobile network operators were approximately 10% to 20% lower than the monthly MO amounts recorded on Maopao.

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

Policy changes by PRC government authorities and mobile network operators may augment billing and transmission failures. Due to a change in China Mobile’s practices, since January 2010 we have not been able to match the data of an individual download with a particular content and handset model. Since that time, we have calculated the sales proceeds payable to individual content providers and handset companies based on the number of application and content downloads recorded by our servers attributable to the relevant content and handset models as a percentage of the aggregate number of downloads recorded by our servers during the relevant periods. Our relationship with a content provider or a handset company may suffer if the company believes that the amount we have paid for its products or services since China Mobile’s practice change in January 2010 did not accurately reflect the amount it is entitled to receive pursuant to the terms of its contract.

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

We depend on China Mobile for the billing and collection of our revenues from China Mobile’s gaming platform. China Mobile’s billing and collection policies or practices may result in lower revenues and may adversely affect our results of operations.

We have collected a significant portion of our revenues directly through China Mobile’s gaming platform since we entered into our cooperation agreement with China Mobile in late 2012. For the fiscal year ended March 31, 2013, our relationship with China Mobile accounted for approximately 19.5% of our revenues. We depend on China Mobile to maintain accurate records of payments by users and collect payments. Since China Mobile collects revenues directly without the use of intermediaries, we have lower billing and transmission failure rates, resulting in higher profit margins.

However, China Mobile may issue new policies or change business practices that may affect our results of operations. For example, in 2012, China Mobile decided to implement more stringent measures with respect to its billing and collection practices. Under these measures, if China Mobile detects abnormal data transmissions in billing, the underlying transaction will be considered suspicious and the proceeds associated with such transaction will be written off.

China Mobile may implement new policies or change existing policies with respect to its billing and collection practices. New policies may cause our revenues to decrease, which could materially adversely affect our financial condition and results of operations.

We focus on the feature phone market and are new entrants to the smartphone market, but the market share of feature phones has been declining with the growth of smartphones in China. If the feature phone market continues to shrink and we fail to capture opportunities in the expected growth of the smartphone market, our growth prospects could be materially adversely affected.

We primarily work with handset companies designing and manufacturing feature phones, which are losing market share to smartphones. Primarily as a result of the declining share of the feature phone market in China, our application store revenues in the fiscal year ended March 31, 2013 decreased by 30.1% compared to the fiscal year ended March 31, 2012.

Smartphones are already popular in developed countries and are gaining popularity in China, which challenges feature phones’ market position in the Chinese handset market. Smartphones are technologically advanced devices with personal computer-level versatility that operate advanced operating systems such as Android, Apple’s iOS, BlackBerry OS, Linux, Symbian and Windows Phone. Smartphones are becoming more affordable in China partly because of PRC government-subsidized programs. Smartphones are usually characterized by more powerful processors, larger screens and higher data storage capacity than feature phones, and are able to easily install and run high performance multimedia applications.

We expect that smartphones will gain popularity in China and that feature phone users will migrate to smartphones. We are in the process of transitioning the focus of our mobile application business to expand our smartphones user base and pursue monetization opportunities in the low-cost handset sector.

We have designed versions of our Maopao application store which can be downloaded over the air to smartphones with operating systems such as Symbian and Android. However, downloading and installing these customized versions is not as convenient to users as accessing Maopao pre-installed on their handsets. The Smartphone platform is an open platform, which is more competitive than the feature phone platform. If an application or content takes too long to be installed or downloaded, the user may stop installing that application.

If we do not provide downloadable and installable applications and content for our customers, our smartphone user base may not grow as expected. In addition, although we are actively pursuing opportunities to pre-install our Maopao on smartphones, we cannot assure you that we will be able to successfully enhance or maintain our sales volumes and market share as smartphones become increasingly popular. If the feature phone market continues to decline, and we fail to capture the opportunities in the growing smartphone market, our results of operations and financial position could be materially adversely affected.

Our smartphone products operate mainly on Android-based operating systems. If Android fails to maintain market share in the smartphone segment, our smartphone business may be adversely affected.

As of June 2013, Android is the dominant smartphone operating system in China, especially in the low cost smartphone market. Our current smartphone products are developed for and operate solely on Android-based operating systems. Android may face competition from existing operating systems such as Apple’s iOS, Microsoft’s Windows Phone, Blackberry OS and Symbian, and the mobile device operating system market may see new entrants. We cannot assure you that Android-based operating systems will continue to maintain or grow their market shares. If non Android-based smartphones capture significant market share, we will need to redevelop our products and services. If we are unable to develop products and services successfully on new and emerging operating systems, our smartphone user base may decline and our growth prospects could be adversely affected.

If our smartphone series of products do not achieve wide market acceptance or if we fail to generate profits with respect to such products, our results of operations may be adversely affected.

In May 2012, we launched a new version of our Maopao application store for smartphones, in particular Android-based smartphones, which we believe will be one of the major smartphone operating systems in China. We have accumulated 18.5 million smartphone users through our smartphone application store. We also launched a series of smartphone products, including Maopao browser and Maopao assistant, a hardware tool designed to facilitate installation of Maopao on smartphones. However, we are new entrants to the smartphone market and we have limited development and operating experience in this emerging market, which has different characteristics than the feature phone market.

For example, the smartphone market employs open-source technologies by which our users can freely download our applications through alternative sources and without accessing our application store. We cannot assure you that we can keep up with the technical developments of the smartphone market to provide quality smartphone products or that we can successfully establish relationships with smartphone companies and increase or maintain the volume or market share of mobile handsets with Maopao pre-installed. In addition, many smartphone companies have developed their own application stores. Even if Maopao is installed on smartphones, we will compete with the application stores operated by these smartphone companies and smartphone users may not use the applications and content on Maopao at the same level as they use feature phones.

As community-based applications and other content offered through Maopao among feature phones are expected to account for an increasing portion of our future revenues, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that community-based applications with social network functions, such as mobile social games, will generate an increasing percentage of our revenues in the foreseeable future. However, we began operating pilot mobile social games in 2008 and have limited experience in this area. In addition, community-based applications require a substantial number of users to reach critical mass and may result in the concentration of users in certain applications or titles. For example, in the fiscal year ended March 31, 2013, we estimate that Fantasy of the Three Kingdoms, our top-selling mobile game, accounted for a substantial majority of our Maopao Community revenues through K Currency, the primary form of payment allowed for purchases in the Maopao Community.

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

As mobile social games are expected to account for a substantial portion of our revenues generated from smartphone products, any adverse developments relating to such content may adversely affect our results of operations.

We anticipate that revenue generated from our mobile social games will account for a substantial portion of the revenues from our smartphone products in the foreseeable future. Social games require a substantial number of users to reach critical mass and may result in the concentration of users in certain titles. We are enhancing our efforts in developing and marketing social games because of the expected growth of the social game market. Accordingly, any of the following could materially and adversely affect our business, financial condition and results of operations:

•	we fail to grow the user base of the existing social games;

•	our existing social games decline in popularity due to intensifying competition or other factors;

•	we fail to make quality upgrades, enhancements or improvements to social games in a timely manner in response to user preferences;

•	we fail to develop and launch new social games that appeal to users;

•	we fail to efficiently operate social games and provide effective customer service;

•	we fail to comply with regulatory requirements with respect to social games; or

•	breaches of software security, prolonged server interruption due to network failures, hacking activities or other factors or any other adverse developments relating to social games.

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

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies that plan to engage in the operation of online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. This rule also regulates content review and other aspects of the operation of online games as well as virtual currency transaction services. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

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

Enhancing the awareness of our “Maopao” brand among users and establishing it as a consumer brand with high recognition forms an integral part of our growth strategy. We believe our future success depends on, among other things, market recognition and acceptance of our “Maopao” brand. We lack experience in promoting or developing our brand among users. To effectively promote our brand, we must build and maintain our brand image by focusing on a variety of promotional and marketing activities to promote brand awareness. If we cannot effectively promote or develop our brands, our growth may be adversely affected.

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

The mobile application store market in China has evolved rapidly in recent years, with the introduction of new business models, changing user preferences, the increasing popularity of smartphones over feature phones, new service and product offerings, new competitors and evolving strategies by existing competitors. We expect these trends to continue, and we must adapt our strategy to successfully compete in our market.

In particular, we are focused on offering a wide range of applications and other content via our mobile application store for handsets using wireless technologies by cooperating with industry participants, including content providers, mobile service providers, Chinese handset companies and mobile network operators. As smartphones are increasingly popular in China, we are in the process of transitioning the focus of our mobile application business to expand our smartphones user base and pursue monetization opportunities in the low-cost handset sector.

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

Accordingly, it is extremely difficult to accurately predict user demand for offerings, and the future size, composition and growth of this market. Furthermore, given the limited history and rapidly evolving nature of our market, we cannot predict the price that users will be willing to pay for offerings provided through our mobile application store or whether users will have concerns over security, reliability, cost and quality of service associated with our offerings. If acceptance of our mobile application store is different than anticipated, our ability to maintain or increase our revenues and profits could be materially adversely affected.

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

Failure to comply with these requirements could result in the revocation of required licenses and the closure of the websites or platforms involved. The website or platform operator may also be held liable for such prohibited information displayed on, retrieved from or linked to such website or platform. Mobile network operators such as China Mobile also have their own policies prohibiting or restricting the distribution of inappropriate content. Since December 2009, the Chinese government has been increasing its efforts to crack down on inappropriate content disseminated over the Internet and wireless networks.

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

On June 3, 2010, the MOC issued the Rule on Online Games, according to which companies that plan to operate online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. On January 30, 2013, the State Council issued the Decision of the State Council on Revising the “Regulations on the Protection of Right of Dissemination via Information Network” (“Order No. 634”). Order No. 634 became effective on March 1, 2013. According to Order No. 632, the fines against several infringement acts of right of dissemination via information network have been increased. A fine of five times of the illegal business revenue or RMB 250,000 may be imposed.

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

We may be subject to significant penalties for violations of regulations arising from information displayed on, retrieved from or linked to Maopao, including a suspension or shutdown of our operations. Any violation, or perceived violation, of such regulations may subject us to claims of contractual breaches from the industry participants we work with, including mobile service providers and handset companies, and we may face suspensions or termination of our cooperative relationships with other industry participants and/or claims for monetary damages, and our financial condition and results of operations would be materially adversely affected.

Potential problems encountered when we implement a new system to record user data may lead to user dissatisfaction and loss of revenues, which may adversely affect our results of operations.

In August 2010, we implemented a new system to record user data and match most MO data provided by the mobile service providers and mobile network operators with individual user transactions recorded by our transaction clearing system. This data record system allows us to verify the accuracy of records provided to us by mobile service providers and more accurately calculate the fees payable to industry participants such as handset companies and content providers. In the fiscal year ended March 31, 2013, we determined that in approximately 5% to 10% of transactions, users may not be able to access the applications or content they chose after they confirm a purchase, which results in a failed purchase and lost revenues. We cannot assure you that the rate of failed purchases will decrease, resulting in user dissatisfaction and loss of revenues, and adversely affecting our results of operations.

We rely on third-party content providers for a majority of the applications and content available on Maopao on feature phones and smartphones. Our failure to license or otherwise obtain applications or content that meet user demand would materially adversely affect our business.

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

In addition, as we introduce content, some of our existing users may switch to new content. If this transfer of users from our existing mobile applications and other content does not grow our overall user base and revenues, our growth and profitability may be materially adversely affected. If we are not able to develop, license or acquire mobile applications and other content that are commercially successful and appeal to users, our profitability and growth prospects will decline.

Our failure to anticipate or successfully implement new technologies could render Maopao platform uncompetitive or obsolete and reduce our revenues and market share.

The mobile applications industry is developing rapidly. We invest in our proprietary feature phone Maopao application store and related technologies, including standard software development kits and tool suites that are critical to our success. We need to anticipate the emergence of new technologies to assess their market acceptance and keep pace with technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. We also need to invest significant financial resources in research, development and operations to penetrate the emerging smartphone market.

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

Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. If we face similar group complaints in a short time frame, we may not be able to effectively handle customer service requests from our other users. Unsatisfactory customer service can disrupt our operations, adversely affect the user experience, harm our reputation, cause our users to stop using Maopao, and delay market acceptance of Maopao or the mobile applications and other content offered through Maopao, any of which could materially adversely affect our results of operations.

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

In addition to collection through mobile service providers, we collect a small portion of our revenues through payment processing agents, which help us collect sales proceeds through third-party payment channels such as the game cards of third-party companies, other prepaid cards, bank remittances, China Post and virtual money, among other methods. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over wireless networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence.

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

We have experienced a period of rapid growth and expansion that has placed and strain on our management personnel, systems and resources. To accommodate our growth, we may need to implement and maintain a variety of new and improved operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts.

We will also need to expand, train, manage and motivate our workforce, and manage our relationships with our users and other industry participants, such as content providers, mobile service providers and mobile handset companies. All of these endeavors will require substantial management effort and skill and additional costs. We cannot assure you that we will be able to efficiently or effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may hamper our business strategy.

We may not be able to adequately protect our intellectual property rights, which could harm our business and competitive position.

Trademarks, trade secrets, copyrights and other intellectual property are important to our business. We rely on a combination of trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have invested significant resources to develop our intellectual property and acquire licenses to use and distribute the intellectual property of others for our business. Our failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our revenues and reputation.

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

Mr. Carl Yeung was previously named as a co-defendant in a securities class action filed against China Natural Gas, Inc., a Delaware corporation whose common shares were listed on the NASDAQ Global Market. Since July 27, 2012, Mr. Carl Yeung has no longer been named as a co-defendant in this action. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” Any legal proceedings against any of our management members may divert their attention and harm their reputation regardless of the results of litigation, and may adversely impact our business and reputation.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose collaborators, suppliers, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement and certain confidentiality and non-competition clauses or agreements with us. However, if any dispute arises with our officers, the non-competition provisions contained in their confidentiality and non-competition clauses or agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the grounds that we have not provided adequate compensation to these executive officers for their non-competition obligations as required under PRC law.

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

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our common shares and ADSs.

Our principal shareholders, Xplane Ltd., a British Virgin Islands company, and Mr. Tao Song, our chief executive officer and chairman, held 36.7% and 20% of our outstanding share capital as of June 28, 2013, respectively. Accordingly, Xplane Ltd. and Mr. Song have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even our other shareholders oppose such a transaction.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Other than insurance for some of our transportation vehicles, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosion, flood or a wide range of other natural disasters or accidents or business interruption, our financial condition and results of operations could be materially adversely affected.

The audit report included in this annual report was prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and, as a result, you are deprived of the benefits of such inspection.

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

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements due to this lack of PCAOB inspections.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms, including our auditors, and also against BDO China Dahua CPA Co., Ltd. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation, or the MOU, with CSRC and the PRC Ministry of Finance, or MOF, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. The PCAOB continues to be in discussions with the CSRC and MOF to permit joint inspections in China of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

However, the SEC administrative proceedings are ongoing and it is impossible to determine their outcome or the consequences thereof to us. It is also uncertain what effect the MOU will have on the proceedings. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceeding, then, depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, United States listed companies and the market price of the ADSs may be adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of March 31, 2013. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects.

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

We may not realize gains from our equity investments.

We have made capital investments in a number of emerging companies in the mobile network and mobile games industry. As of March 31, 2013, our equity investments included RMB 22.4 million (US$3.6 million) in 13 companies. We have also invested in one private equity fund targeting the mobile and technology space to achieve long term returns. Our equity investments may fail to appreciate or decline in value and our ability to recover our investments will depend on the success of the companies in which we invest.

Equity investments involve significant risks. Any equity investment we make in a company could be subject to dilution as a result of the issuance of additional equity interests. In addition, equity interests are subordinate to indebtedness in the event that the issuer cannot meet its obligations or files for bankruptcy. In addition, if a company in which we invest requires additional capital and is unable to obtain it, we may not recover our investment.

We may not recover our equity investments if the companies in which we invest do not perform well and we could incur impairment losses, which could materially and adversely affect our results of operations. For example, we recognized a RMB5.8 million impairment of our investment in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, during the fiscal year ended March 31, 2011, and a RMB1.4 million (US $0.2 million) impairment of our investment in Beijing DigiMobi Studio Co., Ltd., or DigiMobi, during the fiscal year ended March 31, 2013, due to the continuing poor business performance and negative cash flow forecast of the two entities.

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

Financing may not be available in amounts or on terms acceptable to us, if at all, especially if there is a recession or other events causing volatility in capital markets worldwide.

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

Our revenues may be affected by seasonality. For example, our revenues tend to be higher during holiday periods when users tend to purchase more applications and other content through our mobile application store. Such seasonality was less prominent in recent periods during which we achieved significant revenue growth, but may become more prominent in the future. We believe that period-to-period comparisons of operating results are not necessarily indicative of our future results. If our operating results for any quarterly period fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the economic growth of China, negatively impacting our business.

We conduct substantially all of our operations in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy slowed in the second half of 2008 and early 2009. There is also uncertainty with respect to the Chinese economy for 2013 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could negatively impact our business, operating results and financial condition. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base to offset the impact of decreased spending by our existing users.

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

In light of these restrictions, we rely on our SPEs, Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, Hangzhou Feineng Technologies Co., Ltd., or Feineng, Hangzhou Miyi Technologies Co., Ltd., or Miyi, Hangzhou Najia Technologies Co., Ltd., or Najia, and Shanghai Tianchu Technologies Co., Ltd., or Tianchu, to hold and maintain the licenses necessary to operate our mobile application store business in China and Hangzhou Sky Investment Co., Ltd., or Hangzhou Investment, to make strategic investments in China. We do not have any equity interest in Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu or Hangzhou Investment, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements.

In addition, we have entered into agreements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Hangzhou Investment and each of their shareholders that provide us with the ability to control Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

Under the equity pledge agreements included in these contractual arrangements, the shareholders of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Tianchu pledged their respective equity interests in these SPEs to Dianneng and the shareholder of Hangzhou Investment pledged its equity interests in Hangzhou Investment to Tiandian. According to PRC law, such a pledge must be registered with the relevant administration for industry and commerce. We have registered the pledge of our SPEs’ equity interests with the local Administration for Industry and Commerce. However, we cannot assure you that Dianneng and Tiandian will be able to enforce these pledges if PRC laws and regulations applicable to the equity pledge change in the future.

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

In the opinion of Jincheng Tongda & Neal Law Firm, our PRC counsel, (i) the ownership structure and the business and operation model of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Dianneng, Hangzhou Investment and Tiandian are in compliance with all existing PRC laws and regulations and (ii) each contract under Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and each of their shareholders and each contract under Tiandian’s contractual arrangements with Hangzhou Investment and its shareholder is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, we still could be found in violation of any current or future PRC laws and regulations. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular and the GAPP Notice. Accordingly, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the Circular and the GAPP Notice, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation:

•	revoking the business and operating licenses of our wholly owned subsidiaries, consolidated SPEs and subsidiaries incorporated in the PRC;

•	discontinuing or restricting any related party transactions among our wholly-owned subsidiaries, consolidated SPEs and subsidiaries incorporated in the PRC;

•	levying fines or imposing other requirements on our wholly owned subsidiaries, consolidated SPEs and subsidiaries incorporated in the PRC;

•	requiring us to change our ownership structure or restructure our operations; or

•	restricting or prohibiting us from using the proceeds from public offerings to finance our operations in the PRC.

Any of these or similar actions could significantly disrupt our business and materially reduce our revenues, profitability and cash flows.

If any of these penalties results in our inability to direct the activities of any of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu or Hangzhou Investment that significantly impacts our economic performance, and/or our failure to receive the economic benefits from any of them, we may not be able to consolidate the financial results of these SPEs into our consolidated financial statements in accordance with IFRS.

Our contractual arrangements with the SPEs and their respective shareholders may not provide control over the SPEs as effectively as direct ownership of these companies.

We conduct our mobile application store business in China through Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Tianchu. In addition, we pursue strategic investment opportunities in China through Hangzhou Investment. We enter into contractual arrangements with these eight SPEs and their respective shareholders in order to provide us with effective control over these companies. See “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

As a result of these contractual arrangements, we have control over our SPEs. Accordingly, we consolidate the results of operations, assets and liabilities of the SPEs in our financial statements.

Although Jincheng Tongda & Neal Law Firm, our PRC legal counsel, has advised us that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over the SPEs as direct ownership of these companies. In addition, the SPEs or their respective shareholders may breach the contractual arrangements.

We cannot assure you that when conflicts of interest arise, the SPEs and their respective shareholders will act completely in our interests or that these conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could materially adversely affect us.”

In the fiscal years ended March 31, 2011, 2012 and 2013, our SPEs contributed in aggregate 99.5%, 98.9% and 95.8%, respectively, of our total revenues. In the event that we are unable to enforce the contractual arrangements, we may not be able to direct the activities of our SPEs, and as a result, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the SPEs into our consolidated financial statements in accordance with IFRS.

We believe that we have the ability to renew the contractual arrangements with our consolidated SPEs when necessary based on (i) our exclusive option to purchase all or part of the equity interests in our consolidated SPEs, when and to the extent permitted by PRC law, or to request any existing shareholders of our consolidated SPEs to transfer all or part of their equity interests in our consolidated SPEs to another PRC person or entity designated by us at any time at our discretion, and (ii) the powers of attorney that shareholders of our consolidated SPEs’ have granted to us.

Our ability to enforce the equity pledge agreements between us and the shareholders of our consolidated SPEs may be subject to limitations imposed by PRC laws, rules and regulations.

Under our equity pledge agreements with our consolidated SPEs and their respective shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated SPEs to us. These pledges secure the performance of our consolidated SPEs’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of March 31, 2013, the pledges of equity interests by shareholders of our consolidated SPEs were registered with the relevant local branch of the State Administration for Industry & Commerce.

According to applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. If our consolidated SPEs or their shareholders fail to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly owned subsidiaries in the PRC, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our consolidated SPEs.

In addition, the registration forms of the local branch of the State Administration for Industry & Commerce, indicate that, the amounts of registered equity interests pledged to our wholly owned subsidiaries, Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment, were RMB10,000,000, RMB10,000,000, RMB10,100,000, RMB1,000,000, RMB1,000,000, RMB1,000,000, RMB1,000,000 and RMB15,000,000, respectively, which in aggregate represent 100% of the registered capital of our consolidated SPEs.

A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, a PRC court could deem the obligations secured under the equity pledge agreements in excess of the amounts listed on the equity pledge registration forms to be unsecured debt, materially adversely affecting our ability to be repaid.

The shareholders of our consolidated SPEs may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated SPEs are our current or former directors, officers or employees and their relatives. For example, Mr. Michael Tao Song, our founder, chairman and chief executive officer, is one of the registered shareholders of Mijia, a consolidated SPE incorporated in 2007. In addition, Mr. Song owned approximately 20% of our outstanding ordinary shares as of the date of this annual report on Form 20-F. See “Item 4. Information on the Company — B. Organizational Structure” for a list of the registered shareholders of our consolidated SPEs and their respective shareholdings.

Conflicts of interest may arise with respect to such shareholders’ duties to us and our consolidated SPEs. If any conflicts arise, these shareholders may not act in our best interests and such conflicts of interest may not be resolved in our favor. In addition, these shareholders may breach or cause our consolidated SPEs to breach or refuse to renew their existing contractual arrangements that allow us to exercise effective control over them and to receive economic benefits from them.

The laws of the Cayman Islands provide that directors of a company owe a fiduciary duty to the company, which requires them to act in good faith and in the best interests of the company and not to use their positions for personal gain. If certain shareholders of our consolidated SPEs do not comply with their fiduciary duties to us as our designated directors, or if we cannot resolve any conflicts of interest or disputes between us and any current or future registered shareholders of our consolidated SPEs, we would have to rely on legal proceedings to remedy the situation, the outcome of which would be uncertain and which could substantially disrupt our business.

Contractual arrangements we have entered into may be subject to scrutiny by PRC tax authorities, and a finding that we or our SPEs owe additional taxes could reduce our net income and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determine that the contractual arrangements between our subsidiaries in China on the one hand, and Hangzhou Sky, Mijia, Fanyi, Feineng and Hangzhou Investment on the other, do not represent an arm’s-length price and adjust Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu or Hangzhou Investment’s income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu or Hangzhou Investment, which could in turn increase their respective tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on our SPEs for underpaid taxes. Our net income may be adversely affected if our SPEs’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

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

Furthermore, pursuant to relevant tax rules, each of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Tianchu is subject to a 3% business tax rate with respect to value-added telecommunications services that fall under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Businesses. See “Item 5. Operating and Financial Review and Prospects — Taxation.”

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

The circular provides that the above standards shall apply to enterprises registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiary such as income from our international operations, we will be subject to a 25% PRC income tax on our global income, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

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

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our income primarily comes from dividends and other payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations.

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

On November 16, 2011, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Issues Relating to Further Clarification and Regulation of Certain Capital Account Items under Foreign Exchange Control (“Circular 45”) to further strengthen and clarify its existing regulations on foreign exchange control under SAFE Circular 142. Circular 45 expressly prohibits foreign invested entities, including wholly foreign owned enterprises, from converting registered capital in foreign exchange into RMB for the purpose of equity investment, granting certain loans, repayment of intercompany loans, and repayment of bank loans which have been transferred to a third party.

Further, Circular 45 generally prohibits a foreign invested entity, such as our PRC subsidiary, from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our PRC subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We are committed to comply with the SAFE notice and have taken steps to help ensure that our shareholders and beneficial owners who are subject to the SAFE notice also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

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

One of our SPEs entered into a one-year cooperation agreement with an independent third party with an online audio-visual broadcasting license in August 2010 pursuant to which we provide our mobile video content jointly with such third party under such third party’s license. We renewed this agreement in August 2012. However, the third party could terminate the cooperation agreement and we may not be able to renew such agreement on terms acceptable to us after such agreement expires in August 2013. In such case, we may not be able to find another third party with an online audio-video broadcasting license who is willing to enter into a similar cooperation agreement with us and we may not be able to continue providing mobile video content.

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

Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, influenza A virus subtype H7N9, or another epidemic. In 2009 and early 2010, there were outbreaks of swine influenza in certain regions of the world, including China. In 2006 and 2007, there were reports of avian influenza in various parts of China, including a few confirmed human cases and deaths. In early 2013, there were outbreaks of influenza A virus subtype H7N9 in nine provinces of China. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business and adversely affect our results of operations.

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

In addition, the labor contract law requires employers to pay compensation to their employees who agree to bear non-competition obligations on a monthly basis after the employees’ employments expire or terminate, which will increase employers’ operating expenses. According to Interpretation (IV) of the Supreme People’s Court of Several Issues on the Application of Law in the Trial of Labor Dispute Cases, promulgated on January 18, 2013, a court will sustain an employees’ claim of three months’ compensation even when the employer requests to terminate the non-competition obligations.

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against five accounting firms in China.

Recently, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the ‘‘big four’’ accounting firms, including our auditors, and also against BDO China Dahua CPA Co., Ltd. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit workpapers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission.

As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences thereof to us. The issues raised by the proceedings are not specific to our auditors. or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States. However, if the administrative judge were to find in favor of the SEC under the proceedings and depending upon the remedies sought by the SEC, these audit firms could be barred from practicing before the SEC. As a result, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in their delisting. Moreover, any negative news about the proceedings against these audit firms may erode investor confidence in China-based companies listed in the United States and the market price of our ADSs may be adversely affected.

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

From time to time, we may distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2013. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of our ADSs and common shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended March 31, 2013, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or common shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or common shares. See “Item 10. Additional Information — E.Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

PRC laws restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services through seven SPEs, Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Tianchu. In August 2007, through Pusida, we entered into certain contractual arrangements with Hangzhou Sky and its shareholders through which we gained effective control over the operations of Hangzhou Sky.

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

In December 2011, we incorporated Sky Technologies International Limited, or Sky Technologies BVI, our subsidiary, in the British Virgin Islands. We then transferred all of our equity interest in Me Share Limited to Sky Technologies BVI.

In April 2012, Me Share Limited changed its name to Powerplay Technologies Limited.

On August 24, 2012, Miyi and Najia were incorporated in China, which focus primarily on our cooperation with mobile network operators. In November 2012, through Dianneng, we entered into certain contractual arrangements with Miyi, Najia and their respective shareholders through which we gained effective control over the operations of Miyi and Najia.

In September 2012, we incorporated a wholly-owned subsidiary, Hangzhou Kaimi Technologies Co., Ltd., in China, which focuses primarily on promotion of our application store.

On October 15, 2012, Tianchu was incorporated in China. Tianchu focuses primarily on our cooperation with mobile network operators. In December 2012, through Dianneng, we entered into certain contractual arrangements with Tianchu and its shareholders through which we gained effective control over the operations of Tianchu.

In June 2013, we established Hangzhou Mopin Technologies Co., Ltd. to carry out our Maopao application store related business. We held 95.9% interest in this subsidiary and the remaining 4.1% interest is held by Mr. Zhiguo Zhou, one of our officers. We also formed a joint venture, Hangzhou Qianlong Technologies Co., Ltd., with Mr. Li Ou, a director and the chief technology officer of the Company, to carry out the mobile games development and operation related business. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions.”

In June 2013, we sold a 30% interest on a fully diluted basis in Sky Technologies BVI to two of the Company’s officers, Mr. Qing Yan and Mr. Wenjie Wu. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions.”

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. Our telephone number at this address is +86-571-87770978. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman Limited), our registered agent, at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

A.	Business Overview

We operate the leading mobile application store in China in terms of our user visits to our mobile application store. From January 1, 2007 to March 31, 2013, Maopao had approximately 1.2 billion total users.

In our Maopao application store, users can browse, download and purchase a wide range of applications and content, such as games, music and books. In addition, we have established a mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and social network content to our registered members. Maopao enables mobile applications and content to be downloaded and run on a variety of mobile handsets with different hardware and operating system configurations. Through Maopao, we have captured a large market share in the feature phone market, a significant, though declining mobile phone segment in China.

On April 27, 2011, we announced the launch of OPENSKY, a plug-in that enables social functions on standalone mobile phone applications. The launch of OPENSKY was one of the first steps in transitioning the focus of our business to smartphones. OPENSKY offers real time user-to-user combat, rankings, virtual item sales, live chatting and application-based social networks on a previously single-user standalone application.

In May 2012, we launched a smartphone version for Maopao, our first smartphone product, and the OPENSKY platform in response to the growing smartphone market. Maopao for smartphones serves the growing needs of users that seek applications, games and other multimedia content to compliment more powerful smartphone hardware. We target Chinese handset manufacturers that do not have the resources to design and operate their own application store but wish to offer this service to mobile handset users.

In December 2012, we released a series of smartphone products including Maopao browser, Maopao assistant, and new mobile games designed for smartphone users, a critical gateway to access to our smartphone users. In order to help customers who do not have readily available computer access or high speed mobile network connections to install our Maopao application store and download our applications and content, we established an offline presence through physical stores in a partnership with Suning Electronics, one of China’s largest consumer electronics and appliance retailers, as well as other provincial carrier stores.

We collaborate with handset companies to pre-install Maopao on mobile handsets before shipment, and from January 1, 2007 to March 31, 2013, Maopao had approximately 1.2 billion cumulative users. Over the same period, we offered over 347,684 applications and over 191,810 content titles in our Maopao application store, and the cumulative number of downloads reached 11.0 billion.

As an innovator of the mobile application business model in China, we are centrally positioned in China’s mobile application sector, which includes:

•

users, especially younger users with modest income, who constitute the majority of China’s mobile phone user base. Maopao enables our feature phone and smartphone users, who have a strong desire for social interaction, acceptance and entertainment, to enjoy handsets with more entertainment functions, social networking, mobile social games and a wide selection of high quality applications and content at attractive price points, often after a free trial;

•

handset companies, including handset manufacturers and independent design houses. These handset companies pre-install Maopao on feature phones and smartphones, providing users with a standardized interface to download and use mobile applications and content. We work closely with handset companies to optimize the performance of Maopao on each of their handset models and enhance user experience. As of March 31, 2013, we had entered into cooperation agreements with over 1,170 feature phone and 106 smartphone handset companies to pre-install Maopao on their products:

•

handset retailers, including mobile operators’ retail locations, large consumer electronics retailers and small self-employed handset retail shops. We work closely with these retailers to help customers who do not have readily available computer access or high speed mobile network connections to install our Maopao application store and download our applications and content;

•

content providers, including application developers and content title owners. Through Maopao, their applications and content can be delivered to thousands of handset models without extensive customization to hundreds of millions of potential users. We had entered into agreements with over 120 content providers as of March 31, 2013 to provide a variety of applications and other content, ranging from single-user applications and popular mobile social games to social network applications that appeal to Chinese users. We provide our standard software development kits free of charge to content providers and provide technological support to simplify their development process and accelerate their time-to-market;

•

payment service providers, including mobile service providers and other payment processing agents. We primarily collect sales proceeds from mobile service providers who utilize mobile network operators’ billing channels to collect payments when users purchase products from Maopao. We also work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers, Alipay and others. As of March 31, 2013, we had entered into agreements with over 50 mobile service providers in China and overseas and 6 independent payment processing agents; and

•

mobile network operators. We cooperate with mobile network operators without using intermediaries such as service providers to collect the sales proceeds from users to enhance channel efficiency and ultimately improve our gross margin. For example, we cooperate directly with China Mobile through its gaming platform and reading platform nationwide by offering our applications, games and other content to users on Maopao. For fiscal 2013, our relationship with China Mobile accounted for approximately 19.5% of our revenues.

We share sales proceeds from Maopao with handset manufacturers, handset retailers, content providers and payment service providers, as well as mobile network operators with which we directly cooperate. We believe that our approach aligns the interests of industry participants with ours, motivates them to provide better products and services and fosters a long-term mutually beneficial relationship with us.

We have grown substantially since we launched Maopao in 2006. We experienced approximately 3,331.8 million, 3,448.7 million and 2,619.1 million downloads of applications and content titles from Maopao in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

On our Maopao Community, our registered members can create virtual profiles, befriend others who share similar ideas, interests or activities and view the profiles or track the status of their friends through blogs, pictures, instant messages and other functions. One of the most popular features of the Maopao Community is mobile social games, where our registered members interact with each other in the wireless game world. We operate these mobile social games on our own server network through advanced cloud computing technology to help ensure optional user experience. As of March 31, 2013, our Maopao Community attracted 248.3 million registered members and our peak concurrent users reached approximately 333,370. We offer our own virtual currency, K Currency, to members of our Maopao Community to purchase virtual items in our social network applications and mobile social games.

Maopao Application Store

Maopao is a leading mobile application store in China in terms of user visits to the Maopao application store. Maopao enables:

•

handset companies to pre-install Maopao and applications and content onto feature phones and smartphones to enhance handset features. With Maopao, mobile phones can expand the portfolios of mobile applications and content available to their users, enhancing the attractiveness of handsets;

•

content providers to gain access to a large number of users and potential users without extensively customizing content for different handset models. They can focus on developing new content without concerns of compatibility with the hardware, software and operating systems of different feature phones and smartphones;

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

We believe our innovative and sustainable business model has fueled our growth. From January 1, 2007 to March 31, 2013, Maopao had approximately 1.2 billion cumulative users. In the period from January 1, 2007 to March 31, 2013, we offered over 347,684 applications and 191,810 content titles on Maopao and the cumulative number of downloads had reached 11.0 billion.

Our Users

Maopao had approximately 1.2 billion cumulative users from January 1, 2007 to March 31, 2013. Most users access our applications and content offerings primarily through the pre-installed Maopao application store on their mobile handsets. Users can also download applications or content available through Maopao over-the-air. We also offer users the option of downloading certain applications from our website, 51mrp.com. In addition, we have designed customized versions of Maopao that can be easily downloaded through alternative sources to low-cost mobile handsets that have not pre-installed Maopao.

The number of registered members of our Maopao Community network has grown approximately 12.2 times, from approximately 20.4 million members as of March 31, 2010 to approximately 248.3 million members as of March 31, 2013. In the fiscal year ended March 31, 2013, we had 127,992 average concurrent users on the Maopao Community network, compared to 136,321 average concurrent users in the fiscal year ended March 31, 2012.

On the strength of this large user base, we have accumulated valuable statistical usage data. We utilize such data to better understand and predict user demand for our offerings and their price sensitivity, which help us launch and price new applications. We also utilize user feedback to upgrade existing applications and content available on Maopao and improve user experience.

The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated.The decreasing of numbers of active users and member log-ins are in line with the declining nature of the feature phone market:

	For the Three-Month Period Ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(in millions)
Number of active members	15.9	15.0	13.0	10.6
Number of member log-ins	810.3	778.4	726.2	608.2

Applications and Content Available Through Maopao

The main categories of mobile applications and content available through Maopao include:

•	community-based applications and content, including mobile social games and social network applications; and

•	single-user applications and content, including single-player games, multimedia applications and other single-user content.

We have significantly increased our application and content offerings on Maopao. In the fiscal years ended March 31, 2011, 2012 and 2013, our total number of single-user applications and content titles offered on Maopao was 79,359, 135,392 and 469,256, respectively.

We control the availability and placement of content on Maopao, which we update periodically based on user demand and the availability of newly developed applications and content. For each category of applications and content on Maopao, we offer a certain percentage of free applications to enhance user interest in Maopao as well as user familiarity with and acceptance of applications and content on Maopao. The following table sets forth the categories, number of applications and content titles offered and number of downloads for the fiscal year ended March 31, 2013:

	Applications/Content Titles Offered for the Fiscal Year Ended March 31, 2013	Downloads in the Fiscal Year Ended March 31, 2013
	(in millions)
Feature phone:
Maopao Community-based Applications
Mobile Social Games and Social Network Applications	63 Applications	157.3
Single-user Applications and Content Titles
Single-Player Games	1,721 Applications	861.2
Multimedia Applications and Content Titles
Mobile Books	1 Application and 74,085 Content Titles	107.0
Mobile Music	6 Applications and 11,778 Content Titles	67.3
Mobile Video	3 Applications and 20,642 Content Titles	140.7
Pictures and Wallpapers	1 Application and 15,997 Content Titles	36.3
Other Single-User Applications and Content Titles	1,106 Applications and 10 Content Titles	1,116.9

Total Single-User Application and Content Titles Downloads		2,329.4

Smartphone:
Multiplayer Games	535 Applications	0.7

Single-user Applications
Single-player games	61,651 Applications	45.7
Other Single-user applications	282,255 Applications	86.0
Total Single-User Application and Content Titles Downloads		131.7

Mobile Social Games and Social Network Functions

We offer a variety of social games and social network functions, such as instant messaging, blogging, personal profiling, content sharing and virtual gifting, on our Maopao Community. The Maopao Community had 54.5 million active members and 2,923.1 million member log-ins in the fiscal year ended March 31, 2013, compared to 65.6 million active members and 4,677.6 million member log-ins in the fiscal year ended March 31, 2012. Some of our mobile social games, such as Fantasy of the Three Kingdoms, are mobile versions of popular Internet based games, which require players to have game-specific applications installed to enable access to game servers. We also offer mobile social versions of popular card games and strategic games.

Many of our mobile social games adopt an item-based revenue model. Mobile users can download a game and play the basic functions for free. We charge mobile users when they purchase in-game items, such as performance-enhancement skills, weapons and accessories. For example, more than a hundred in-game items are available for download in the Fantasy of the Three Kingdoms, and each item typically costs RMB0.1 to RMB10.

We have a wide selection of social network tools on Maopao, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Sina Microblog, as well as our own Maopao Community social network.

We have a strategic cooperative relationship with SINA Corporation, a leading online media company and mobile value-added service provider in China. Since October 2011, we have entered into a number of agreements with SINA to promote its Weibo.com through our smartphone application store using both our online and offline channels.

The Maopao Community had approximately 248.3 million registered members as of March 31, 2013 and offers instant messaging, blogs and other mobile applications and content enabling user interaction on our Maopao Community. We offer most social network tools for free, but may charge for virtual gifts and other items, usually at RMB0.1 to RMB8 per item.

Single-Player Games

Single-player games involve a single player and usually relatively simple rules, such as card games, simple strategic games and action games. We offered approximately 63,372 single-player games through Maopao during the fiscal year ended March 31, 2013 and approximately 906.9 million downloads of our single-player games occurred in the fiscal year ended March 31, 2013, compared to 1,352.6 million downloads and 1,279.7 million downloads in the fiscal years ended March 31, 2011 and 2012, respectively. Our most popular single-player games include Beauty Dou Di Zhu, a card game, and Maple Story, a role-playing and action game.

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

We selectively collaborate with content providers and had entered into agreements with over 120 content providers as of March 31, 2013. Our content providers include some of the most popular Internet companies in China, such as Baidu, many independent content development companies, as well as individual developers. Mobile service providers also sell their mobile applications and content to mobile phone users through Maopao. We select content providers based on reputation, track record and the needs of mobile users and handset companies. Therefore, we currently do not work with individual developers. We also have a standardized process to assist content providers to develop and launch applications and content.

In order to increase our mobile games offerings, we have launched a plan to build a light mobile gaming platform designed for low-cost handsets. We expect the light mobile gaming platform to enable us to develop relationships with small and mid-size mobile game developers, which account for a large percentage of our content providers.

While third parties developed a substantial majority of the applications and content titles available through Maopao, we also have in-house programming capability to develop certain popular applications, such as our mobile book reader, mobile music players, single-player games and social network applications, in order to help maximize our ability to capture value in the content supply chain.

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

Contract Terms with Content Providers

We pay content providers a percentage of the proceeds we receive from our payment channels. To incentivize developers’ investment in certain applications that may require more resources and a longer time to develop than simple applications, such as mobile social games, we sometimes pay content developers a minimum guaranteed amount to cover part of their development costs in addition to sharing the sales proceeds generated from such applications. For certain simple applications such as card games, we may make a one-time payment to content developers for all rights associated with a particular application. For mobile social games, we usually negotiate for exclusive licensing terms of two years with one year automatic renewal.

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

Our specialized content provider support team helps content providers better utilize our development tools and speed up their development process. Our field engineers, some of whom are stationed at the offices of content providers for a time, assist content providers with project management and other technical aspects of developing applications. We also work with developers to test content before launching it on Maopao. After launching content, we give suggestions to content providers to improve and upgrade their applications and content based on user feedback. We also provide training to content providers for them to better understand our technical tools. We believe these efforts help facilitate the development process and enhance our relationship with content providers.

We also host events and sponsor large industry conferences for the content developer community, such as the 3G Application Software Forum we held in Hangzhou in February 2010 and the Global Mobile Internet Conference we sponsored in both May 2012 and May 2013. We provide guidance and technical support to content providers developing content for the 3G network environment, which we believe will help enrich the applications available on Maopao following popularization of the 3G network. We believe the strength of our close collaboration with content providers has positioned us to offer creative and well-integrated digital lifestyle solutions to our users.

Operation of Maopao

We pre-install certain applications and other content onto Maopao, and periodically update the applications and content menu. Our operations team, which consisted of approximately 78 employees as of March 31, 2013, is responsible for managing the operation of applications and other mobile content available on Maopao.

We operate substantially all of the applications and content on Maopao, such as mobile social games, on our network infrastructure of over 570 computer servers. Our network infrastructure automatically reports any detected malfunctions on a real-time basis to our network control center. This allows us to quickly respond to and resolve issues to ensure the stability and security of our network.

Our operations team supervises the operation of applications available on Maopao, including complex applications such as mobile social games. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation processes once bugs or other defects are detected and provide application updates for users to download.

Our operations team also polices against rampant piracy in China, which allows users to bypass mobile application stores, decrease revenues of store operators, content providers and other industry participants, and damage store operators’ reputation and credibility among users and industry participants. We regularly analyze the download and billing records of handsets using Maopao in order to detect piracy.

User Account Management

Users of our Maopao Community applications and content need to register an account with Maopao. Once registered, they will have a user name and password to log in. Our account management system provides us with each individual user’s log-in, download and other history. With respect to users of our single-user applications and content, we only have statistical user information. We have also developed a unified account management system for all users of Maopao, which allows our users to access different Maopao products through one account and enables us to track and analyze each individual user’s behavior and preferences.

Utilizing such information, we can better serve our users by introducing personalized offerings according to each user’s preferences and tastes. To facilitate users’ transition from the current system, where no log-in is required, to our new account management system, we are introducing a default registration system under which an existing user will be assigned a default user name and password. Users are encouraged to customize their user names and passwords, and voluntarily provide us with optional personal information such as their gender, age, birthday and location.

With each user having his or her own identification, users can better interact with each other. For example, users with similar hobbies may easily locate each other, share information and recommend applications to each other via Maopao. We believe this account management system will enhance loyalty and create additional demand for the applications and content on Maopao.

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

Our customer service representatives are trained to address user inquires, educate users and potential users about Maopao and our applications and promptly resolve user complaints. We also monitor user complaint and give feedback to content providers to identify potential issues that may need to be addressed. We were granted the “China Contact Center Award” by China Electronic Chamber of Commerce in 2009 and the “Golden Ear Microphone Award” by Customer Care & Management World Group in 2011 for the contact center providing the best customer experience.

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

We have formed strong collaborative relationships with handset companies to embed our mobile application store for different types of mobile baseband, chipsets and reference designs, e.g. MTK, Spreadtrum, Qualcomm and MStar. We have cooperated with over 1,170 feature phone and 106 smartphone handset companies as of March 31, 2013. Our collaborators include branded handset companies such as Aux, Gionee, Chang Hong, K-Touch and Lenovo, as well as independent design houses such as Dewav, Hua Qin and Tian Long. We select handset companies based on their reputation, market share and the strength of their research and development capabilities. Our agreements with handset companies are generally for two year terms and usually contain automatic renewal provisions.

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

Payment Channels

Cooperation with Mobile Service Providers

In the three years ended March 31, 2013, we collected most of our revenues through the billing channels of mobile service providers. After a mobile user confirms that he or she is ready to purchase a mobile application or content, Maopao will prompt the user to send an SMS to a specified number. A mobile service provider selected by us will send the user a confirmation SMS with transaction details and also send a simultaneous message to the mobile network operator. When selecting mobile service providers, we usually consider mobile service providers’ history with us, including their service quality and timeliness of payments. After confirming the transactions have been effected based on the SMS, the mobile network operator records the transactions and bills the user.

Our relationships with mobile service providers are critical for us to collect proceeds under the payment process described above. As of March 31, 2013, we had entered into agreements with over 50 mobile service providers, who have access to payment channels provided by mobile network operators pursuant to their respective agreements. Key service providers we work with include Shenzhen Xunhong, Kongzhong and Rock.com. We select mobile service providers based on the coverage of the networks to which they have access, proceeds sharing arrangements and their track record of revenue collection. Our agreements with mobile service providers are generally for terms of one to three years without automatic renewal provisions. Certain mobile service providers, such as Sina, also provide content to Maopao and rely on our distribution channels to promote such content, which further enhances our relationships with them. We generally share with mobile service providers a percentage of the proceeds they collect, which are net of the fees they pay to mobile network operators. We usually receive settlement statements from mobile service providers, which indicate the aggregate amount of fees that were charged to users for purchases of applications and content through Maopao.

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

Cooperation with Mobile Network Operators

We have a strategic cooperative relationship with China Mobile, the largest mobile network operator in China. In fiscal 2013, China Mobile granted us access to fee collection codes from, which enable us to collect proceeds without having to use service providers as intermediaries. We will try to maximize our cooperation with China Mobile directly, as long as the data volume resources granted by China Mobile are not exceeded, to benefit from lower channel costs and faster collection of the proceeds. For the fiscal year ended March 31, 2013, our relationship with China Mobile accounted for approximately 19.5% of our revenues. For more details, please see “Item 3. Key Information — D. Risk Factors — If we fail to maintain cooperative relationships with mobile network operators, our revenues and growth prospects may be adversely affected.”

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

Our Maopao Community revenues generated from K Currency have grown significantly, from RMB110.5 million for the fiscal year 2012 to RMB177.7 million (US$28.6 million) for the fiscal year 2013, accounting for 16.1% and 29.6% of our total revenues, respectively.

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

•

Affiliate marketing. We jointly promote Maopao and content available on Maopao with several well-known mobile service providers, which is generally more cost-effective and wide reaching than our own promotion through traditional advertising. Mobile service providers with their own Internet-based content may promote applications on their websites. We have also entered into cooperation agreements with several mobile service providers and provincial subsidiaries of key mobile network operators to promote mobile applications and other content.

•

Cross-selling. We promote the cross-selling of the applications and content on the Maopao application store by periodically introducing sales events based on certain themes and grouping similar applications and content into packages. On Maopao, we also notify users of the applications or content that their friends or contacts use. After users download applications or content, we send information to users about similar applications and content that may interest them.

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

International Expansion

We believe we are well-equipped to expand into overseas markets with a large number of users of China-manufactured mobile handsets, such as India, Indonesia and other emerging market countries in Southeast Asia and South America. We have already initiated our expansion efforts in these markets.

We have a dedicated sales team covering each of our major overseas markets and we have translated the user interface of many of our single-player games and other applications into local languages, including English, Hindi and Thai. In India and Indonesia, we have identified key mobile market participants, including local mobile operators, content providers and handset manufacturers, and plan to promote our business model to them. We will utilize our relationships with China-based handset companies to have Maopao pre-installed onto their handsets for export.

Our Technologies

Our technologies help us connect the various resources of the mobile application ecosystem and deliver an excellent experience to our users. Our users only need to deal with the standardized and user-friendly interface of Maopao to search, purchase and use the applications and content on Maopao without regard to complications during the interaction among telecommunication networks, mobile handsets and mobile content. We believe Maopao and related technologies provide practical solutions to the problems facing mobile application stores operating in China described below.

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

Maopao is designed to be compatible with all mainstream handset development hardware such as MTK, Spreadtrum, Qualcomm and MStar Semiconductor, and software such as Android, Flash, Nucleus, Brew, TI and Linux, among others, and facilitates the operation of individual applications on various mobile operating systems. With our knowledge of various handset models in China, obtained through our cooperation with handset design houses and involvement in the handset design process, we are familiar with the advantages and shortcomings of many popular handset models. Maopao and its applications and content are designed to better utilize the resources of popular handset models’ hardware and software and bypass their system bottlenecks, enhancing the performance of the applications and content in the actual operative environment.

Compared to a typical Java format mobile application, an application in our proprietary MRP format requires much less storage space, roughly one-third of the size of a Java based file for a similar game or application, and takes only one-sixth of the handset memory space a Java application would take when playing. This makes Maopao and our applications and content more appropriate to run in the operating environment of mobile handsets.

In order to run smoothly, many of today’s sophisticated mobile applications, especially mobile social games, generally require expensive top-of-the-line hardware for its high computational power and extensive memory space to achieve satisfactory performance. In contrast, Maopao and our applications are designed to be flexible to allow for effective game play and good user experience even on lower-end handsets. We believe such flexible requirements for handset hardware and software provide us with a competitive advantage and allows us to access a broad range of users in China.

Connectivity with Mobile Networks

China’s network environment also presents challenges to mobile application store operators. Each of the three dominant mobile network operators has dozens of provincial subsidiaries usually running local networks in their respective regions. Therefore, a national mobile application store operator must deal with many different network operating environments. Utilizing our core development team’s experience in telecommunications networking, we have a good grasp of the actual network operating environments in different regions in China, including their actual connectivity, interconnection among different networks and their respective effective fee standards.

We design Maopao to make best use of network resources, accommodating actual network operating conditions. For example, when users use the applications and content on Maopao, it can automatically detect local network conditions, list network connection alternatives and select the optimized connection solution. When connecting to a local wireless network that has unique data transmission problems, built-in algorithms on Maopao will minimize data error during transmission.

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

Maopao also shortens the application upgrade process, which is common for mobile social games. Users generally have to reload the entire application for such upgrades, which drastically slows down the application and usually frustrates mobile users. Maopao simplifies the upgrade process by requiring reloading only the upgraded part of the applications, significantly reducing processing time.

Competition

The mobile application store market in China is competitive. The market is characterized by frequent introduction of new products and services, short product life cycles, evolving industry standards, regular improvement in performance characteristics, rapid adoption of technological and product advancements, user price sensitivity and aggressive price cutting by competitors with resulting downward pressure on gross margins. We compete directly with:

•	other independent application store operators which offer mobile application stores similar to ours, such as NetDragon Websoft Inc., and Shanghai Coolbar Co., Ltd.;

•	handset companies that have developed their own proprietary application stores, such as iTunes App Store on iPhones from Apple Inc.;

•	mobile software providers, such as Guangzhou Ucfly Company, which has developed UCWeb, a mobile handset browser;

•	mobile operating systems that have their own application stores, such as Android and Windows Phone;

•	mobile network operators that provide their own application stores, such as Monternet Mobile Market from China Mobile and the UNI-Info Platform from China Unicom; and

•	large Chinese Internet companies that may develop and operate their own mobile application stores, such as Qihoo 360, Alibaba, Tencent and Baidu.

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

Trademarks, Trade Name, Copyrights and Domain Names

As of the date of this annual report, we have applied for the registration of the trademarks in China. We have obtained 84 copyright registrations for software we developed, including development tools for our MRP format, as well as applications offered on Maopao. In addition, we have registered 70 domain names, including sky-mobi.com and 51mrp.com, our primary operation websites.

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

Patents issued or pending that are held by others may cover significant parts of our technology or business methods. Disputes over rights to these technologies are likely to arise in the future. Our offerings may infringe valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

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

The provision of telecommunications value-added services in the PRC is subject to the examination and approval of, and requires a license issued by, the MIIT or the relevant CABs. On March 1, 2009, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business Operations, which set forth the basic requirements that an applicant must satisfy when applying for a license to provide telecommunications value-added services in the PRC. Such requirements include the following:

•	the applicant is a duly incorporated company;

•	the applicant has the necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or capability to provide customers with long-term services;

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

On February 22, 2008, the Ministry of Finance and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice 2008 No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and will be subject to income tax at half the standard rate for the next three years. On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on EIT reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise that made profits in 2007 or in the years preceding 2007 and started enjoying the EIT reductions and exemptions within specified periods may enjoy the relevant preferential policies from 2008 until the expiration of the specified periods.

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

Foreign Investments in the Software Development Industry

According to the Catalogue of Industries for Guiding Foreign Investment, amended in 2011, foreign investment is encouraged in the sector of software development and production. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from requirements to obtain business licenses and other permits that every software developer in the PRC must obtain.

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

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC, which was promulgated in 1990 and revised in 2001 and 2010. Under the revised Copyright Law, copyright protection has been extended to information networks and products transmitted on information networks. Copyrights are reserved by the author, unless otherwise specified by law. According to Article 16 of the Copyright Law, if a work constitutes “work for hire,” the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship.

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

Although such registration is not mandatory under PRC law, it provides owners with more protection. On January 16, 2013, the State Council issued the Decision of the State Council on Revising the “Regulations for the Protection of Computer Software” (“Order No. 632”), which became effective on March 1, 2013. Order No. 632 increases fines for the following actions.

(1)	Reproducing in full or in part a copyright owner’s software;

(2)	Distributing, renting, or disseminating via an information network a copyright owner’s software to the public;

(3)	Intentionally evading or disabling a copyright owner’s technical measures for protecting the software copyright thereof;

(4)	Intentionally deleting or modifying electronic information on software rights management; or

(5)	Transferring, or granting license, to others the right to exercise a copyright owner’s software copyright.

Under the circumstances specified in Item (1) or Item (2) of the previous paragraph, a fine of RMB 100 per item or a fine of between one and five times the value of the goods may be imposed (in addition to the sanctions initially imposed by the original regulations); under the circumstances specified in Item (3), Item (4) or Item (5) of the previous paragraph, a fine of less than RMB 200,000 may be imposed (in addition to the sanctions initially imposed by the original regulations).

Regulation of the Internet

Internet domain names

Internet domain names in the PRC are regulated by the Administrative Measures on the PRC Internet Domain Name, which were promulgated by the MII and came into effect on December 20, 2004, and the Implementation Rules of Registration of Domain Name, which was promulgated by PRC’s domain name registrar, the China Internet Network Information Centre, and came into effect on December 1, 2002.

Domain name service organizations accept applications for network domain names and domain name registration applicants become holders of the registered domain or name after registration. A holder needs to pay operation fees on time to keep its registered domain name or the domain name registrar may revoke the domain name. In case any registration information of a domain name changes, the holder must file the change with the domain name registrar within 30 days after such change.

CNNIC is responsible for the administration of .cn domain names and Chinese domain names. Disputes in respect of domain names are regulated by the Measures on Resolution of Disputes regarding Domain Names, which was issued by CNNIC and revised on February 14, 2006. Organizations approved by the CNNIC settle such disputes.

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

Online game operators must provide instructions to users and necessary warnings regarding content, functions and targeted players of online games, and display them conspicuously on their website and in the games. Online games targeting minors must not include any content that allures minors to imitate behavior undermining public morality or instigate crimes, or any content which is harmful to minors’ health, such as content depicting terror or cruelty.

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

Network Information Protection

On December 28, 2012, the Standing Committee of the National People’s Congress issued the Decision on Strengthening Network Information Protection.

According to the Decision on Strengthening Network Information Protection, organizations and individuals shall neither steal nor otherwise unlawfully obtain the personal electronic information of citizens, nor sell or illegally provide others with such electronic information. To collect and use the personal electronic information of citizens during business activities, network service providers and other enterprises and public institutions shall follow the principles of lawful, righteous and necessary collection and use, specify the purposes, ways and scope of information collection and use, obtain the consent of the persons whose information is collected, and shall not collect and use such information in violation of laws or regulations, or in breach of mutual agreements.

Network service providers and other enterprises and public institutions shall make public the rules on collecting and using the personal electronic information of citizens. No organization and individual may send commercial electronic information to the landline number, mobile phone number or personal e-mail address of an electronic information recipient without his/her consent or request, or after he/she has given an explicit refusal.

Punishments against violations of this decision includes giving a warning, imposing fines, confiscating illegal gains, revoking licenses or cancelling record-filing, shutting down the websites concerned, and prohibiting the persons subject to liability from engaging in network services business. In addition, the violations shall be recorded in the social credit files of the parties concerned, and be made public. Violations that constitute violations of public security administration shall be given public security administration punishments in accordance with PRC law. Criminal liabilities shall be investigated in accordance with the law against violations hereof that constitute criminal offenses. Whoever infringes upon the civil rights and interests of others shall bear civil liabilities in accordance with the law.

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

On December 25, 2006, the People’s Bank of China issued the Administration Measures on Individual Foreign Exchange Control and SAFE issued its Implementation Rules on January 5, 2007, both of which became effective on February 1, 2007. Under these regulations, all foreign exchange matters involved in employee stock ownership plans, stock option plans and similar plans participated in by onshore individuals must be transacted upon approval from SAFE or its authorized branch.

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

B.	Organizational Structure

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our subsidiaries and SPEs as of the date of this annual report. For a listing of all of our significant subsidiaries and SPEs as of the date of this annual report, see Exhibit 8.1 filed herewith.

Xplane Ltd.
37%
Sequoia Funds(1)
13%
Mobi Joy (Michael Song Tao)
20%
Publica Shareholders
30%
Sky-mobi Limited (Cayman Islands)
100%
Sky Network International Ltd. (British Virgin Islands)
100%
Sky-Mobi Venture Limited (Cayman Islands)
100%
Profit Star Software (HK) Limited (Hong Kong)
60%
Sky Technologies International Ltd. (2)
100%
Sky Global Network Technologies Limited (Hong Kong)
60%
Jsky Technology Limited (Cayman Islands)
100%
Powerplay Limited (Hongkong)
100%
Offshore
Onshore
100%
Pusida (Beijing) Technologies Co., Ltd (PRC)
100%
Hangzhou Dianneng Technologies Co., Ltd. (PRC)
100%
Shanghai Texuan Information Technologies Co., Ltd (PRC)
Sky Hangzhou Tiandian Investment Consulting Co., Ltd. (PRC)
Hangzhou Mijia Technologies Co., Ltd. (PRC)(4)
80%
Hangzhou Sky Network Technologies Co., Ltd. (PRC)(5)
Hangzhou Feineng Technologies Co.,Ltd (PRC)(3)
Hangzhou Fanyi Technologies Co., Ltd. (PRC)(6)
Hangzhou Miyi Technologies Co., Ltd., (PRC)(8)
Hangzhou Najia Technologies Co., Ltd (PRC)(9)
Shanghai Tianchu Technologies Co., Ltd (PRC)(10)
Hangzhou Sky Investment Co., Ltd. (PRC)(7)
5.88%
90%
100%
Hangzhou Mopin Technologies Co.,Ltd. (PRC)(11)
Hangzhou Kaimi Technologies Co.,Ltd. (PRC)

Direct Ownership

SPE Contractual arrangements: See "Corporate History and Structure - Contractual Arrangements with the SPEs and their Shareholders."

(1)	Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China Partners Fund II, L.P., together, the Sequoia Funds, collectively own 33,389,800 common shares.
(2)	Sky Technologies International Ltd is 60% owned by Sky Network International Ltd, 30% owned by Mr. Qing Yan and Mr. Wenjie Wu, and the remaining 10% is owned by a minority investor.
(3)	Feineng is our SPE in China and is currently 60% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, and 40% owned by Mr. Li Ou, our chief technology officer.
(4)	Mijia is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, 23.2% owned by Mr. Li Ou, 9.28% owned by Mr. Yan Tang, our terminal technology director, 0.87% owned by Mr. Qing Yan, our chief operating officer, and the remaining 20.25% owned by seven of our employees.
(5)	Hangzhou Sky is one of our SPEs in China and is currently 80% owned by Mijia and 20% owned by Ms. Qinyi Zhu, wife of Mr. Michael Tao Song.
(6)	Fanyi is our SPE in China and is currently 75% owned by Mr. Michael Tao Song and 25% owned by Mr. Tao Yang, an employee of an affiliate of the Sequoia Funds.
(7)	Hangzhou Investment is our SPE in China and is currently 100% owned by Mr. Michael Tao Song.
(8)	Miyi is one of our SPEs in China and is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Yan Tang.
(9)	Najia is one of our SPEs in China and is currently 60% owned by Mr. Li Ou and 40% owned by Mr. Yan Tang.
(10)	Tianchu is one of our SPEs in China and is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Li Ou.
(11)	Hangzhou Mopin Technologies Co.,Ltd. is one of our subsidiaries in China and is currently 95.88% owned by us and 4.12% owned by Mr. Zhiguo Zhou, an employee of the Company.

We have entered into contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment, Miyi, Najia, Tianchu and their respective shareholders through which we exercise effective control over the operations of these entities and receive the economic benefits of the shareholders’ equity interests in these entities. As a result of these contractual arrangements, under IFRS, we are considered to have control over Hangzhou Sky, Mijia, Fanyi, Feineng, Hangzhou Investment, Miyi, Najia and Tianchu, and thus consolidate their results in our consolidated financial statements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Unless terminated at Dianneng or Tiandian’s sole discretion, each agreement with the SPEs has a term of ten years or 20 years and is renewable at Dianneng or Tiandian’s sole discretion.

Contractual Arrangements with the SPEs and their Shareholders

Our relationships with our SPEs and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of our SPEs, Dianneng and Tiandian is an independent legal person and neither of them is exposed to liabilities incurred by the other party. Other than pursuant to the contractual arrangements SPEs and Dianneng and Tiandian, our SPEs are not required to transfer any funds generated from their operations to Dianneng or Tiandian.

Exclusive Business Cooperation or Service Agreements. Our SPEs have entered into the following service agreements with Dianneng or Tiandian: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which our SPEs engage Dianneng or Tiandian as their exclusive provider of technical support and strategy consulting services and Dianneng or Tiandian agrees to grant to our SPEs a non-exclusive and non-transferable license to use certain intellectual property owned by it. Our SPEs pay Dianneng or Tiandian service fees and royalties as determined by Dianneng or Tiandian based on the services provided and the actual use of the intellectual property, respectively. Dianneng and Tiandian own any intellectual property created or obtained by SPEs under the strategy consulting service agreement.

Equity Pledge Agreements. Our SPEs and their respective shareholders have entered into equity pledge agreements with Dianneng and Tiandian, under which the shareholders of our SPEs pledged all of their equity interests in the SPEs to Dianneng or Tiandian as collateral for all of payments from the SPEs due to Dianneng or Tiandian under the above service agreements. If any event of default as defined under these agreements occurs, Dianneng or Tiandian, as pledgee, will be entitled to dispose of the pledged equity interests in certain ways, including by negotiating with such shareholders for the transfer of the pledged equity interests.

Purchase Option Agreements. Our SPEs and their shareholders have entered into a purchase option agreements with Dianneng and Tiandian, under which the shareholders of the SPEs irrevocably granted to Dianneng or Tiandian or their designee an exclusive option to purchase equity interests in the SPEs or all or a part of the assets owned by the SPEs at a purchase price equal to their respective initial contributions to the registered capital of the SPEs.

Dianneng and Tiandian may exercise such options at any time. In addition, the SPEs and their shareholders agree that without Dianneng or Tiandian’s consent, the SPEs will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of the SPEs have been transferred to Dianneng or Tiandian pursuant to the option under this agreement.

Powers of Attorney. The shareholders of the SPEs have executed a power of attorney to irrevocably grant to Dianneng or Tiandian or their designees the power of attorney to exercise all of their rights as shareholders of the SPEs, including the right to appoint and elect board members and senior management members and other voting rights.

C.	Property, Plant and Equipment

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices at other addresses in Beijing, Shanghai, and Shenzhen under leases with terms ranging from one year to less than three years. In aggregate, we maintained a total of approximately 7,500 square meters of office space as of March 31, 2013. We lease our facilities from independent third-parties and do not own any real property.

The following table sets forth a summary of our material leases as of June 28, 2013:

Location	Space (in square meters)	Usage of Property	Expiration
Hangzhou	3,112	Principal Executive Office	May 2015
	3,112	Office	May 2015
Beijing	176	Office	May 2014
Shanghai	248	Office	June 2014
	347	Office	August 2013

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

Overview

We operate the leading mobile application store in China in terms of the user visits to our Maopao application store. On our Maopao application store, users can browse, download and purchase a wide range of applications and content, such as single-player games, mobile music and books. In addition, we have established a leading mobile social network community in China, the Maopao Community, where we operate mobile social games and provide applications and content with social network functions to our registered members. Since inception, we have focused on building a large and engaged user base. We collaborate with over 1,170 feature phone and 106 smartphone handset companies to pre-install Maopao on mobile phones. From January 1, 2007 to March 31, 2013, Maopao had approximately 1.2 billion cumulative users, including 18.5 million smartphone users.

We currently derive all our revenues through our feature phone business. We generate revenues primarily through users’ purchases of the applications and content offered on our Maopao application store. Third Party content providers develop the majority of these applications and content while we develope the remainder of the applications and content in-house. We collect payments primarily through mobile service providers, which utilize mobile network operators’ billing channels to collect payment for users’ purchases on Maopao. Since March 2010, we have also been working with independent payment processing agents to collect user payments through a variety of payment channels, including prepaid cards, bank remittance and online payments. From January 1, 2007 to March 31, 2013, we offered over 347,680 applications and over 191,810 content titles in our Maopao application store and experienced 11 billion cumulative downloads.

Through these third-party payment channels, our users can deposit funds into accounts they register with us and then use such funds to purchase mobile applications and other content through our virtual currency, the K Currency. Currently only registered members of our Maopao Community purchasing virtual items in mobile social games and social network applications in the Maopao Community can pay through K Currency. Although we have not historically collected a significant portion of our sales proceeds through K Currency, the use of K Currency among our users in connection with our registered membership base in the Maopao Community has been growing.

We share sales proceeds from Maopao with handset companies, content providers and payment service providers. Costs associated with payments under such sharing arrangements with these industry participants account for most of our cost of revenues.

We have grown substantially since we launched Maopao in 2006. The feature phone handset market has declined since the second half of 2011. We expect that smartphones will gain popularity in China and that feature phone users will migrate to smartphones. As China’s smartphone market is increasingly driven by the adoption of low-end smartphones, we are focused on the monetization opportunities available in this segment.

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

Our results of operations are also directly affected by the following specific factors:

The continued growth of China’s mobile handset industry

We currently generate revenues from our feature phone business. A primary factor impacting our revenues is the sales volume of mobile handsets in China. While smartphones are gaining popularity in China due to their declining retail prices, feature phones maintain their appeal in the low-price handset market, and represent a significant portion of the Chinese handset market.

Another factor that may drive the growth of our business is the growth of the domestic mobile handset industry in China, which has developed rapidly in recent years. The growth of the domestic mobile handset market makes mobile handsets more affordable to a wider variety of people and enables more low-end mobile handset users to replace their mobile phones at relatively low cost. This group of mobile users typically pays greater attention to mobile handsets’ performance-to-price ratio and tends to be attracted to mobile phones’ entertainment functionality. We believe that the mobile entertainment industry will benefit from the increase in the number of low-cost domestic mobile handsets in China.

Our ability to increase the installed base of our application stores

Our results of operations significantly depend on the overall size of our user base, which in turn depends on the size of the installed base of our Maopao application store and demand for handsets manufactured by handset companies that pre-install the Maopao application store. Maopao is pre-installed primarily on low-cost handsets such as feature phones and low-cost smartphones. Our ability to increase the installed base of Maopao depends on many factors, some of which are not within our control. The fast growth of the Chinese handset market is characterized by fragmentation and rapid innovation in design and functionality. We believe our success depends on the growth of China’s low-cost handset market, the successful development of our new mobile application stores for smartphones and our ability to maintain and enhance our relationships with handset companies and establish cooperation with additional handset companies, particularly those with substantial market share or high growth potential.

As of March 31, 2013, we had pre-installation arrangements with over 1,170 feature phone and 106 smartphone handset companies. From January 1, 2007 to March 31, 2013, Maopao had approximately 1.2 billion cumulative users. Our large user base among feature phone users has contributed to our revenue growth and has solidified our central position in the mobile application sector. We have also launched Maopao for smartphones and developed a series of smartphone products including Maopao browser and Maopao assistant for our smartphone users. As of March 31, 2013, we had over 140,000 daily smartphone user additions. User acceptance of over-the-air download of Maopao and our ability to pre-install Maopao in smartphones will also affect our user base and results of operations.

Our ability to continue to source and offer popular applications and content and monetize our large user base

We generate revenues primarily through users’ purchases of mobile applications and other content offered on Maopao. This substantially depends on our ability to source applications and content that appeal to rapidly changing user preferences, mobilize our user base into a community of active members and appropriately price our content offerings. Our ability to identify and offer applications and other content appealing to our target users in China, such as popular local card games, mobile social games, mobile books, dating-related applications and other social network functions, has significantly contributed to our revenue growth.

We believe the popularity of our applications and content on Maopao will affect the loyalty of our users and their willingness to spend money on such applications and content. As user preferences for mobile applications and other content can change quickly, our results of operations will significantly depend on our ability to source, aggregate and update applications and content on Maopao to cater to users’ interests and attract users to download and pay for such applications and content. In particular, we believe our users have a growing interest in mobile community-based applications and content, and we have been focusing on developing our Maopao Community, which features applications and content with social network functions.

We have enhanced our mobile community content with a focus on mobile social games. Revenues from mobile social games have grown rapidly since February 2010, when we launched Fantasy of the Three Kingdoms, our first major top-selling mobile social game, and we continue to increase our offerings of mobile social games to capture user interest. During the fiscal year ended March 31, 2013, we launched over ten social games, among which Journey to the West, Proud Sword in Shushan, and Conquer OL ranked in the top of our best-selling games. We expect to introduce more new mobile social games over the next year. We also plan to improve access to the Maopao Community by prioritizing the placement of our community offerings within the Maopao store. Furthermore, we are expanding the use of our unified account management system so that each of our users has a unique passport on Maopao, which will facilitate users’ access and use of Maopao Community functions.

As we transition from the feature phone business to the smartphone business, we do not expect the transition will require additional resources in terms of personnel, server capacity and customer support other than promotional expenses. In addition, we do not expect promotional costs to materially impact our total operating expenses. We believe that the expansion of community-based content and applications and the development of the Maopao Community will positively impact our liquidity, capital resources and results of operations. However, we have limited experience in this area and a number of factors could materially adversely affect our expansion plans. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — As community-based applications and other content offered through Maopao are expected to account for an increasing portion of our future revenues, any adverse developments relating to such content may adversely affect our results of operations.”

We typically determine the prices of applications and content on our Maopao application store. In addition to paid applications and content, we offer certain applications and content free of charge to generate user interest. We believe our results of operations significantly depend on our ability to balance free offerings with paid offerings and set appropriate price points to optimize monetization of our user base.

From an industry perspective, the mobile games sector, which accounts for over 30% of customers’ total time spent on mobile devices, represents the most popular mobile applications and one of the fastest growing mobile application sectors in China. In order to enhance our monetization opportunities, we announced a plan to establish a light mobile game platform designed specifically for low-priced devices. The platform provides distribution, billing and data analysis functions for small and mid-sized game developers and provides for easy downloads of mobile games for low-cost mobile handset users. We believe that the light mobile game platform makes it easy for game developers to develop and promote products and can expand our user base.

Our ability to more efficiently collect sales proceeds from mobile service providers and increase the use of third-party payment channels

We collect a substantial majority of our revenues through mobile service providers who utilize mobile network operators’ billing channels to collect sales proceeds from users’ purchases on the Maopao application store. Billing and transmission failures, such as failures to transmit MR data due to technical problems with the network or service providers’ failure to collect all or part of sales proceeds due from network operators, adversely affect collection efficiency. Mobile service providers’ ability to avoid and address such failures varies. When users make a purchase from the Maopao application store, we have the flexibility to direct the purchase to the mobile service provider of our choice.

We aim to maximize collection of sales proceeds by using mobile service providers that we believe have better collection performance, shorter payment periods and lower transmission error rates, and closely monitoring our relationships with mobile service providers to lower collection risk. We share sales proceeds with mobile service providers, who in turn have revenue-sharing arrangements with mobile network operators. Payment channel cost was the largest component of our cost of revenues in each of the three fiscal years ended March 31, 2013.

In addition, to diversify users’ payment options, we have introduced our own form of virtual payment, K Currency, which users can purchase through variety of means. Although we have not historically collected a significant portion of sales proceeds through K Currency, we aim to significantly increase the use of K Currency among our users. We have entered into payment cooperation agreements with six payment processing agents and are actively promoting the use of third-party payment channels among our users, such as by offering promotional K Currency to users making payment through third-party payment channels.

Because as a percentage of sales amounts, costs charged by payment processing agents are generally lower than costs charged by mobile service providers, we believe the increasing utilization of third-party payment channels will also help reduce our cost of revenues and can potentially improve our profitability. Furthermore, as currently users can only purchase virtual items in our social network applications and mobile social games in Maopao Community with K Currency, the percentage of sales proceeds collected from third-party payment channels also depends on the growth of community-based applications and content titles. We plan to extend the availability of these third-party payment channels to all our users for all applications and content, in the form of a branded billing gateway, which we have named the Easy Mobile Pay System.

Our ability to control costs related to handset companies and content providers

We share sales proceeds with handset companies that pre-install the Maopao application store as well as content providers from whom we license applications and content. Aggregate amounts paid to handset companies and content providers constituted a significant portion of our total cost of revenues in each of the three fiscal years ended March 31, 2013. Therefore, any change in our sales proceeds sharing percentage with handset companies and content providers, could significantly affect our results of operations. For some third-party applications or content titles, we make a one-time payment to the content provider for all of its rights. If such applications or content titles, or applications or content titles developed by our in-house team, become popular with users, we may achieve higher profit margins.

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

Historically, when introducing a new handset model in a short time, handset companies might have pre-installed our application store to enhance handset features without having obtained the authorized codes from us. In such circumstances, these handsets could still access Maopao, but we would not be able to properly recognize the handset model from which a particular transaction originated and, as a result, we would not be able to share sales amounts with handset companies for transactions effected through these handsets.

Our track record of sharing sales proceeds with handset companies and our reputation in the industry has promoted our brand and our capability to generate additional revenue streams for handset companies. As such, an increasing number of handset companies worked with us to pre-install our authorized codes in each of the past three years. Therefore, during the same period, the percentage of transactions effected through Maopao for which we need to share sales proceeds with handset companies increased, and our cost of revenues associated with payments to handset companies increased accordingly.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may issue or revise rules, policies or guidelines that may affect our results of operations. For example, in January 2010, China Mobile began to implement new measures under which any party offering mobile applications and content that are embedded in handsets was required to introduce additional notices and confirmations to users during the purchase of such offerings. In addition, previously a single SMS code could be used for multiple service offerings or partners, while under these measures users may need to send two confirmation SMSs before a transaction can be effected, which makes it more burdensome for users to purchase applications and content through Maopao. As a result, some users purchase fewer applications and content through Maopao.

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

The foregoing developments have adversely affected our revenues. Partly due to the triple-confirmation-SMS measures adopted by China Mobile, our revenue growth has been declining since September 2010. If similar or more stringent measures are imposed by the government or mobile network operators, our results of operations may be materially adversely affected.

In addition, since late 2009, the key mobile network operators have increased their monitoring of inappropriate mobile content and activities through quality control procedures on services provided by all mobile service providers. They unilaterally terminated the services provided by some mobile service providers because these mobile service providers allegedly provided inappropriate content in violation of regulatory requirements or charged users service fees without their consent. After directing users to make payments through other mobile service providers, we experienced delays associated with such changes, which resulted in a loss of revenue during the change over period. Furthermore, different mobile service providers have different settlement efficiencies and proceeds sharing ratios. Therefore, as a result of such changes our revenues and costs may be adversely affected.

Our ability to achieve high operating efficiency

Our operating expenses include research and development expenses, sales and marketing expenses, general and administrative expenses and other operating income, net, mainly consisting of salary and benefits expenses, including share-based compensation charges, professional fees, training expenses, overhead and communication expenses. Our total operating expenses decreased from RMB189.4 million in fiscal year ended March 31, 2011 to RMB175.6 million (US$28.3 million) in fiscal year ended March 31, 2013, primarily due to our efforts to facilitate our business expansion and incurred more expenses to support our growth.

As we have become a public company, our operating expenses increased in absolute amount, and we aim to maintain or enhance our operating efficiency as our business expands.

Description of Certain Statement of Operations Items

Revenues

We derive all our revenues from our feature phone business. Our revenues amounted to RMB675.3 million, RMB685.6 million and RMB601.1 million (US$96.8 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

In the three fiscal years ended March 31, 2013, we derived a substantial majority of our revenues from sales of mobile applications and other content through our Maopao application store, which we refer to as application store revenues. We collected a majority of our sales proceeds through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with network operators. Our users can purchase our single-user applications and content titles and some social network applications offered in our Maopao application store through our mobile service providers’ billing channels. We recognize application store revenue on a gross basis and recognize the commissions retained by the mobile service providers and mobile network operators as cost of revenues in our consolidated statements of comprehensive income.

We offer our own virtual currency, K Currency, for members of our Maopao Community to purchase virtual items in our community-based applications, including our mobile social games and social network applications. We refer to such revenues as Maopao Community revenues through K Currency. Users can purchase K Currency through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers and Alipay, and we collect sales amounts through payment processing agents or service providers.

We also record certain fees and commissions we receive as other revenues. For example, certain mobile service providers and one mobile network operator sell their mobile applications and other content to mobile phone users through Maopao, for which we charge a commission at a percentage of the revenues that the mobile service providers and the mobile network operator receive from mobile phone users with respect to such applications and content. In addition, we place some of our mobile applications and content, such as some simple card games and mobile music and books we license, on websites or mobile platforms of certain service providers, and charge a commission when such mobile applications and content are sold. We recognize revenue upon receipt of monthly statements from the mobile service providers.

The following table sets forth application store revenues, Maopao Community revenues through K Currency and other revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Revenues
Application store revenues	598,782	88.7	546,117	70.7	381,573	61,437	63.5
Maopao Community revenues through K Currency	60,050	8.9	110,536	16.1	177,658	28,605	29.6
Other revenues	16,462	2.4	28,910	4.2	41,876	6,742	6.9

Total Revenue	675,294	100.0	685,563	100.0	601,107	96,784	100.0

In the fiscal year ended March 31, 2013, the number of new users added to our Maopao application store decreased to approximately 222.9 million from approximately 348.3 million in the fiscal year ended March 31, 2011. The decrease in user activity was primarily due to fewer user visits and downloads as a result of the declining feature phone market in China. The following table sets forth total user downloads of our single-user applications and content titles offered in our feature phone application store for the periods indicated:

	For the Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB
	(in millions)
Single-user application and content downloads
Single-player games	1,351.8	1,279.7	861.2
Other single-user applications and content titles	1,860.2	1,943.0	1,468.2

We expect Maopao Community revenues through K Currency to increase in the foreseeable future due to our efforts to improve average revenue per user on our social games, despite a decrease in the number of active members and log-ins. We are developing our Maopao Community, growing our active mobile community member base, and increasing the use of K Currency among our users. The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three Month Period Ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013
	(in millions)
Number of active members	15.9	15.0	13.0	10.6
Number of member log-ins	810.3	778.4	726.2	608.2

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs.

	For the Year Ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Cost of Revenues
Costs associated with payments to industry participants	425,514	91.5	429,385	91.2	375,987	60,538	89.8
Direct costs	39,323	8.5	41,640	8.8	42,793	6,890	10.2

Total cost of revenues	464,837	100.0	471,025	100.0	418,780	67,428	100.0

Costs associated with payments to industry participants represent consideration paid to (i) mobile service providers for collecting application store revenues; (ii) handset companies for pre-installing Maopao onto their handsets before shipment; and (iii) content providers for licensing applications and content that we provide on our Maopao application store.

As consideration for using their payment channels, we generally share with mobile service providers a percentage of our sales proceeds collected through them. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates of mobile network operators. We usually settle our balances with mobile service providers every month. Revenues generated through our top three mobile service providers, the operating companies of Rock.com, Union Mobile Pay and Phoenix New Media, contributed approximately 7%, 6% and 5%, respectively, of our total revenues for the fiscal year ended March 31, 2013. Our contracts with mobile service providers are usually for a one or two years terms. Our contracts with the operating companies of Rock.com, Union Mobile Pay and Phoenix New Media will expire in Jun 2014, September 2014, and August 2014, respectively, and we expect to renew the contracts with these three companies on the same or similar terms.

We have a strategic cooperative relationship with China Mobile, the largest mobile network operator in China. In fiscal 2013, China Mobile granted us access to their fee collection codes, which enable us to collect proceeds without having to use service providers as intermediaries. We will try to maximize our cooperation with China Mobile directly, as long as the data volume resources granted by China Mobile are not exceeded, to benefit from lower channel costs and faster collection of the proceeds.

We generally pay handset companies a percentage of the sales proceeds we receive from payment channels that are generated from their handsets. To share such sales proceeds, handset companies need to build in a specific authorization code we designate for each handset when pre-installing Maopao.

We typically pay content providers a percentage of the sales proceeds we receive from payment channels derived from their content. For certain applications and content titles, we make a small one-time payment to the content provider to acquire all associated rights, which we include in our cost of revenues at the time of such acquisition. We do not capitalize and amortize such payments over the life of the application or content title because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

Direct costs include primarily fees we pay for outsourcing design-related work for pre-installing our Maopao application store on handsets, salaries and benefits for Maopao application store operation employees, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao. Following our purchase of additional servers and other computer equipment used to operate the Maopao application store in the fiscal years ended March 31, 2011, 2012 and 2013, the amount of depreciation relating to such equipment increased our direct costs. Direct costs increased primarily as a result of the increase in headcount and promotion activities for the operation of some Maopao social games, such as our Chinese Poker Game.

Approximately RMB8.3 million and RMB27.3 million accrued costs payable for content and handset software design were reversed into cost of sales upon the expiration of the statute of limitations in the fiscal years ended March 31, 2011 and 2012, respectively. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010. Due to the incompleteness of the data, we were unable to identify the content sources or handset models for the relevant transactions. We did not have such a reversal in fiscal year ended March 31, 2013.

Our gross margins were 31.2%, 31.3% and 30.3% in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Our gross margin slightly decreased mainly due to the reversal of the above mentioned accrued cost in fiscal years ended March 31, 2011 and 2012, which was partially offset by our direct cooperation with mobile operators.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, general and administration expenses and other operating income. The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of our total operating expenses for the periods indicated:

	For the Year Ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Operating Expenses
Research and development expenses	52,260	27.6	71,088	37.7	73,027	11,758	41.6
Sales and marketing expenses	38,200	20.2	37,361	19.8	35,369	5,695	20.1
General and administration expenses	98,938	52.2	83,996	44.5	69,491	11,189	39.6
Other operating income, net	—	—	(3,675)	(2.0)	(2,320)	(374)	(1.3)

Total operating expenses	189,398	100.0	188,770	100.0	175,567	28,268	100.0

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao, mobile applications and content and communication fees we paid for testing our research and development work. Our share-based compensation charges allocated under research and development expenses amounted to approximately RMB9.5 million, RMB8.5 million and RMB5.9 million (US$0.9 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Research and development expenses accounted for 7.7%, 10.4% and 12.1% of our total revenues in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

Our research and development expenses have been increasing in recent years primarily because we hired additional engineers and researchers and increased the fees we paid for outsourcing research and development work. We expect that our research and development expenses will decrease in the future as we reduce resources allocated to the feature phone group.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, traveling, entertainment and sales office related expenses and market survey fees. Our share-based compensation charges allocated under sales and marketing expenses amounted to approximately RMB4.7 million, RMB3.6 million and RMB2.1 million (US$0.3 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Sales and marketing expenses accounted for 5.7%, 5.4% and 5.9% of our total revenues in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

Our sales and marketing expenses in the fiscal year ended March 31, 2013 slightly decreased in absolute amount compared to the fiscal year ended March 31, 2012, primarily due to our efforts to enhance labor efficiency from reduced headcount. We expect that our sales and marketing expenses will increase as we promote our Maopao brand name and devote efforts to expand the handset installation base of our smartphone Application Store in the smartphone market.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred for general corporate purposes. Our share-based compensation charges allocated under general and administration expenses amounted to RMB33.4 million, RMB30.7 million and RMB14.0 million (US$2.3 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. General and administration expenses accounted for approximately 14.7%, 12.3% and 11.6% of our total revenues in the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

Our general and administration expenses in the fiscal year ended March 31, 2013 decreased compared to the fiscal year ended March 31, 2012, primarily due to lower management bonuses and our efforts to enhance labor efficiency. We expect to incur increased general and administration expenses due to our status as a publicly traded company, including expenses related to maintaining our internal control over financial reporting and complying with our reporting obligations. We also expect to incur additional expenses t when we expand our business.

Other operating income, net

Our other operating income in the fiscal year ended March 31, 2013 was RMB2.3 million (US$0.4 million), and primarily related to local government grants of RMB2.9 million (US$0.5 million) for certain research and development projects. Other operating income in the fiscal year ended March 31, 2012 primarily included a RMB2.1 million government subsidy and gains on disposal of a subsidiary of RMB1.9 million.

Other Gains and Losses

We had other gains of RMB11.2 million, RMB11.6 million and RMB15.5 million (US$2.5 million) in fiscal 2011, 2012 and 2013, respectively The other gains in the fiscal year ended March 31, 2011 were primarily related to an exchange gain of RMB7.9 million and interest income of RMB2.7 million. The other gains in the fiscal year ended March 31, 2012 were primarily related to interest income of RMB12.1 million and a one-off government grant of RMB2.3 million for our successful public offering in December 2010, partially offset by an exchange loss of RMB3.3 million. The other gains in the fiscal year ended March 31, 2013 were primarily related to interest income of RMB16.2 million (US$2.6 million), partially offset by an exchange loss of RMB0.4 million (US$0.1 million).

Impairment on Investment in an Associate

We recognized a RMB5.8 million impairment of our investment in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, during the fiscal year ended March 31, 2011, and a RMB1.4 million impairment of our investment in Beijing DigiMobi Studio Co., Ltd., or DigiMobi, during the fiscal year ended March 31, 2013, due to the continuing poor business performance and the negative discounted cash flow forecasts of the investees.

Finance Costs

We incurred finance costs of RMB4.3 million in the fiscal years ended March 31, 2011. The finance cost was related to distributions payable to our Series A convertible redeemable preferred shares. We did not incur finance costs in the fiscal year ended March 31, 2012 and 2013.

Share of Results of Associates

We had thirteen associates that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC as of March 31, 2013. The results, assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan is 15,000,000 shares. As of March 31, 2013, the aggregate number of common shares underlying our outstanding options under the 2010 Plan was 6,687,435 shares. The option holders are not entitled to dividends nor do they have voting rights.

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

On August 2, 2007, we entered into a Share Vesting Agreement with Xplane Ltd. and each of the then individual shareholders of Xplane Ltd. Pursuant to this agreement, of the 150,000,000 common shares owned by Xplane Ltd., we have the right to repurchase 75,000,000 restricted shares, at their par value of US$0.00005 per share, from Xplane Ltd. in the event of the voluntary or involuntary termination of the individual shareholder’s employment with us. These restricted shares shall be released from the restriction over thirty-six months, with one thirty-sixth (1/36) of the restricted shares being released from the restriction at the end of each calendar month. The holders of the restricted shares retain voting and dividend rights but are restricted from selling such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan because each of the individual shareholders of Xplane Ltd. is also our employee. This has resulted in total compensation cost of approximately RMB16.4 million amortized on a graded basis over the restricted shares’ vesting period of 36 months.

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

In the fiscal years ended March 31, 2011, 2012 and 2013, we had share-based compensation charges of RMB50.3 million, RMB45.7 million and RMB24.5 million (US$3.9 million), respectively. The allocation of the share-based compensation charges recognized during these three fiscal years was as follows:

	For the Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,656	2,939	2,473	398
Research and development expense	9,528	8,536	5,900	950
Sales and marketing administration expenses	4,737	3,552	2,067	333
General and administration expenses	33,369	30,656	14,017	2,257

Total	50,290	45,683	24,457	3,938

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

On April 24, 2009, the Ministry of Finance and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in Notice No. 1. Therefore, as a “software enterprise,” Hangzhou Sky was entitled to an exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 was 12.5%. In addition, Hangzhou Sky qualified as a “high and new technology enterprise” in 2008 and its qualification was reviewed and approved in 2011, which entitles it to a 15% preferential EIT rate from 2012 to 2014.

After Hangzhou Sky’s qualification as a “software enterprise” expired at the end of 2012, it became entitled to the 15% preferential tax treatment as long as it continues to qualify as a “high and new technology enterprise.” In addition, Mijia, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and is entitled to a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%.

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

Pursuant to relevant tax rules, a 3% business tax rate is applicable to each of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Tianchu with respect to its business of value-added telecommunications services that fall under the definition of value-added telecommunications services under the Catalog for Classifications of Telecommunications Business.

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

We generate revenue principally from the sale of a wide range of mobile applications and content, such as single-player games, mobile music and books, mobile social games, social network functions and other content, to mobile handset users. Customers can download and purchase mobile applications and content from our application store, Maopao platform. The mobile application store is a platform that allows users of mobile phones to browse and download applications and content. We have cooperation agreements with handset companies to pre-install the Maopao platform on mobile handsets before they reach users.

The applications and content are predominantly delivered to customers through mobile network operators in China. We contract with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from our customers on our behalf. In the year ended March 31, 2013, we started to contract directly with a mobile network operator in China. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from our customers by the mobile network operators.

For application store revenues from the sale of applications and content, we recognize revenue on a gross basis at the time each application or content is successfully downloaded and collectability is reasonably assured. We recognize the commissions retained by mobile service providers and mobile network operators as a cost of revenues in our consolidated statements of comprehensive income.

Users purchase in-game virtual premium items in certain single-player games. As the virtual items are immediately consumed, we recognize revenue upon consumption.

Maopao Community Revenues through K Currency

We offer our own virtual currency, or K Currency, to members of Maopao Community to purchase in-game virtual items in our community-based applications, including mobile social games and social network applications. Such revenues are called Maopao Community revenues through K Currency.

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

Maopao Community revenues through K Currency are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to twelve months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. We assess these estimates at the end of every reporting period.

Other Revenues

We allow mobile service providers and one mobile network operator to sell their mobile applications to mobile users through our Maopao platform. We charge the mobile service provider and the mobile network operator a commission based on a percentage of the revenue earned. We recognize revenue upon receipt of monthly statements from the mobile service providers and the mobile network operator.

We also generate application store revenues from overseas countries through local mobile service providers. We recognize such revenues upon receipt of acknowledgement of successful downloads from these local mobile service providers.

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

As of March 31, 2011, 2012 and 2013, our deferred tax assets were RMB6.7 million, RMB2.2 million and RMB1.8 million (US$0.3 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, as net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period in which such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of comprehensive income in the period in which such determination is made.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carryforward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carryforward periods provided for in the tax law. As of March 31, 2013, no deferred tax assets had been recognized in respect of tax losses of RMB37.0 million (US$6.0 million).

Impairment of investments in associates

We assess the impairment of our equity investments accounted for under the equity method by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models remain unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If any impairment exists, we will write down the investment to its fair value and take a corresponding charge to our consolidated statements of comprehensive income (loss). Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Consolidation of special purpose entities (“SPEs”)

PRC laws restrict foreign ownership of telecommunication businesses. To comply with the PRC laws, we conduct substantially all of our telecommunication business through Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment, our SPEs, and their subsidiaries. Through two of our subsidiaries in the PRC, we have entered into contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment and their shareholders, such that Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment are considered special purpose entities that we control. We believe we have substantive termination rights pursuant to the purchase option agreements, which allow us to control the shareholders of these special purpose entities. We believe that the purchase option agreements are currently exercisable and legally enforceable under PRC law.

We also believe that the amount of consideration to exercise the option under PRC law does not represent a financial barrier or disincentive for us to exercise our rights under the purchase option agreements. Under our shareholder voting right proxy agreements with the SPEs and their shareholders, each of the shareholders of the variable interest entities irrevocably grants any person designated by us the power to exercise all voting rights of the shareholders of the SPEs. We believe this gives us the power to direct the activities that most significantly impact the SPEs’ economic performance. We believe that our ability to exercise effective control, together with the exclusive business cooperation agreements or service agreements and equity pledge agreements, give us the right to receive substantially all of the economic benefits from the SPEs in consideration for the services provided by our subsidiaries in China. Accordingly, in accordance with IFRS, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

We believe that our contractual arrangements with the SPEs could limit our ability to enforce these contractual arrangements and the interests of the shareholders of the SPEs may diverge from those of our company. This may potentially increase the risk that they would seek to act contrary to the contractual terms of these agreements, for example by influencing the SPEs not to pay the service fees when required to do so. Risks Relating to Doing Business in China – Our Contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Hangzhou Investment and their respective shareholders may not be as effective in providing control over Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu and Hangzhou Investment as direct ownership of these companies.

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

	For the Year Ended March 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except number of shares and per share data)
Consolidated Statements of Comprehensive Income Data
Revenues	675,294	100.0	685,563	100.0	601,107	96,784	100.0
Cost of revenues from third parties	(461,422)	(68.3)	(465,479)	(67.9)	(412,246)	(66,376)	(68.6)
Cost of revenues from related parties	(3,415)	(0.5)	(5,546)	(0.8)	(6,534)	(1,052)	(1.1)

Gross profit	210,457	31.2	214,538	31.3	182,327	29,356	30.3

Research and development expenses	(52,260)	(7.7)	(71,088)	(10.4)	(73,027)	(11,758)	(12.1)
Sales and marketing expenses	(38,200)	(5.7)	(37,361)	(5.4)	(35,369)	(5,695)	(5.9)
General and administration expenses	(98,938)	(14.7)	(83,996)	(12.3)	(69,491)	(11,189)	(11.6)
Other operating income, net	—	—	3,675	0.5	2,320	374	0.4

Profit from operations	21,059	3.1	25,768	3.8	6,760	1,088	1.1
Other gains and losses	11,179	1.7	11,649	1.7	15,531	2,502	2.6
Impairment of investment in an associate	(5,760)	(0.9)	—	—	(1,367)	(221)	(0.2)
Finance costs	(4,333)	(0.6)	—	—	—	—	—
Share of results of associates	(6,012)	(0.9)	(886)	(0.1)	(935)	(151)	(0.2)
Gain on changes in fair value of convertible redeemable preferred shares	106,684	15.8	—	—	—	—	—
Gain on changes in fair value of warrants	7,377	1.1	—	—	—	—	—
Loss on modification of convertible redeemable preferred shares	—	—	—	—	—	—	—
Profit before tax	130,194	19.3	36,531	5.3	19,989	3,218	3.3

Income tax benefit (expense)	5,367	0.8	(3,602)	(0.5)	(2,733)	(440)	(0.4)

Profit for the year	135,561	20.1	32,929	4.8	17,256	2,778	2.9

*	Less than 0.1%.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Revenues. Revenues decreased by 12.3%, or RMB84.5 million, to RMB601.1 million (US$96.8 million) in fiscal 2013 from RMB685.6 million in fiscal 2012, primarily due to a decrease in application store revenues.

Application store revenues decreased by 30.1%, or RMB164.5 million, from RMB546.1 million in fiscal 2012 to RMB381.6 million (US$61.4 million) in fiscal 2013, primarily due to fewer user visits and downloads as a result of the anticipated ongoing decline in the feature phone market. Our cumulative number of users from January 1, 2007 increased from 655 million as of March 31, 2011 to 1.2 billion as of March 31, 2013. Average revenue per download in feature phone application store increased due to improved content installations. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we typically charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users were able to download for a flat fee.

Our Maopao Community revenues through K Currency increased by 60.7%, or RMB67.1 million, from RMB110.5 million in fiscal 2012 to RMB177.7 million (US$28.6 million) in fiscal 2013, primarily due to the increased spending per active member resulting from our two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”, despite a decrease in the number of active members and log-ins. We expect that our Maopao Community revenues through K Currency will contribute an increasing percentage of total revenues in future quarters as we focus on growing our active mobile community member base and diversifying revenue collection methods away from the traditional carrier-based payment channels. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Other revenues increased by 44.8%, or RMB13.0 million, from RMB28.9 million in fiscal 2012 to RMB41.9 million (US$6.7 million) in fiscal 2013, primarily because of our strengthened efforts in developing our promotional services on the Maopao Platform as well as the growth of our application store and related services outside of China.

Cost of Revenues. Cost of revenues decreased by 11.1%, or RMB52.2 million, to RMB418.8 million (US$67.4 million) in fiscal 2013 from RMB471.0 million in fiscal 2012, primarily due to reduced channel costs, which were in line with the decline in revenues.

Gross Profit. As a result of the foregoing, gross profit decreased by 15.0%, or RMB32.2 million, to RMB182.3 million (US$29.4 million) in fiscal 2013 from RMB214.5 million in fiscal 2012. Our gross margin was 30.3% in fiscal 2013, compared to 31.3% in fiscal 2012, primarily due to RMB27.3 million accrued costs payable for content and handset software design being reversed into cost of sales upon the expiration of the statute of limitations in fiscal years ended March 31, 2012, partially offset by our direct cooperation with mobile operators.

Operating Expenses. Operating expenses decreased by 7.0%, or RMB13.2 million, to RMB175.6 million (US$28.3 million) in fiscal 2013 from RMB188.8 million in fiscal 2012. The decrease in our operating expenses was primarily due to the decrease in headcount.

•

Sales and marketing expenses decreased by 5.3%, or RMB2.0 million, to RMB35.4 million (US$5.7 million) in fiscal 2013 from RMB37.4 million in fiscal 2012, primarily due to our efforts to enhance labor efficiency. Our sales and marketing employees increased to 111 as of March 31, 2013 from 80 as of March 31, 2012. In fiscal 2013, we allocated RMB2.1 million (US$0.3 million) in share-based compensation under sales and marketing expenses, which decreased by RMB1.5 million from RMB3.6 million in fiscal 2012.

•

General and administration expenses decreased by 17.3%, or RMB14.5 million, to RMB69.5 million (US$11.2 million) in fiscal 2013 from RMB84.0 million in fiscal 2012, primarily due to lower management bonuses and our efforts to enhance labor efficiency. In fiscal 2013, we allocated RMB14.0 million (US$2.3 million) in share-based compensation under general and administration expenses, which decreased by RMB16.7 million from RMB30.7 million in fiscal 2013.

•

Research and development expenses increased by 2.7%, or RMB1.9 million, to RMB73.0 million (US$11.8 million) in fiscal 2012 from RMB71.1 million in fiscal 2012, primarily due to more resources devoted to research and development of our smartphone business. Our research and development staff decreased to 218 as of March 31, 2013 from 239 as of March 31, 2012. In fiscal 2013, we allocated RMB5.9 million (US$1.0 million) in share-based compensation under research and development expenses, which decreased by RMB2.6 million from RMB8.5 million in fiscal 2012.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 73.8%, or RMB19.0 million, to RMB6.8 million (US$1.1 million) in fiscal 2013 from RMB25.8 million in fiscal 2012.

Other Gains and Losses. We had other gains of RMB15.5 million (US$2.5 million) in fiscal 2013, compared to other gains of RMB11.6 million in fiscal 2012. The other gains in fiscal 2013 were primarily related to interest income of RMB16.2 million (US$2.6 million), partially offset by an exchange loss of RMB0.4 million (US$0.1 million). The other gains in fiscal 2012 primarily related to interest income of RMB12.1 million and a government grant of RMB2.3 million for our successful public offering in December 2010, partially offset by an exchange loss of RMB3.3 million.

Impairment of investment in an associate. Impairment of investment in an associate in fiscal 2011 primarily related to our investment in Guanzhun, due to its continuing poor business performance and negative discounted cash flow forecast. Impairment of investment in an associate in fiscal 2013 primarily related to our investment in DigiMobi, due to its poor business performance and negative discounted cash flow forecast. We did not incur such impairment for the fiscal year ended March 31, 2012.

Finance Costs. Finance costs were RMB4.3 million in fiscal 2011 due to distributions payable to our preferred shareholders. We did not incur finance costs for the fiscal years ended March 31, 2012 and 2013.

Share of Results of Associates. Our share of results of associates amounted to RMB0.9 million (US$ 0.2 million) in fiscal 2013 and RMB0.9 million in fiscal 2012 and related to thirteen and four of our associates, respectively, that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, we had profit before tax of RMB20.0 million (US$3.2 million) in fiscal 2013. We had profit before tax of RMB36.5 million in fiscal 2012.

Income Tax Benefit (Expense). We had an income tax expense of RMB2.7 million (US$0.4 million) in fiscal 2013, compared to an income tax expense of RMB3.6 million in fiscal 2012.

Profit for the Year. As a result of the foregoing, profit for the fiscal year 2013 was RMB17.3 million (US$2.8 million), compared to a profit of RMB32.9 million in fiscal 2012.

Fiscal Year Ended March 31, 2012 Compared to Fiscal Year Ended March 31, 2011

Revenues. Revenues increased by 1.5%, or RMB10.3 million, to RMB685.6 million (US$108.9 million) in fiscal 2012 from RMB675.3 million in fiscal 2011, primarily due to an increase in our Maopao Community revenues through K Currency.

Application store revenues decreased by 8.8%, or RMB52.7 million, from RMB598.8 million in fiscal 2011 to RMB546.1 million (US$86.7 million) in fiscal 2012, primarily due to a decrease in application store user activities and a deceleration of growth in downloads as a result of the shrinking feature phone market in China. Our cumulative number of users from January 1, 2007 increased from 655 million as of March 31, 2011 to 977 million as of March 31, 2012. Average revenue per download decreased due to the introduction of new measures by China Mobile and other mobile network operators that adversely affected the number of downloads from which we can recognize revenues. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we typically charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users were able to download for a flat fee.

Our Maopao Community revenues through K Currency increased by 84.1%, or RMB50.5 million, from RMB60.1 million in fiscal 2011 to RMB110.5 million (US$17.6 million) in fiscal 2012, primarily due to rapid growth in the number of active members and the increased spending per active member resulting from our two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World.” We expect that our Maopao Community revenues through K Currency will contribute an increasing percentage of total revenues in future quarters as we focus on growing our active mobile community member base and diversifying revenue collection methods away from traditional carrier-based payment channels. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

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

Gross Profit. As a result of the foregoing, gross profit increased by 1.9%, or RMB4.1 million, to RMB214.5 million (US$34.1 million) in fiscal 2012 from RMB210.5 million in fiscal 2011. Our gross margin remained generally unchanged at 31.3% in fiscal 2012, compared to 31.2% in fiscal 2011, as our costs grew in line with our revenue.

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

•

Sales and marketing expenses decreased by 2.2%, or RMB0.8 million, to RMB37.4 million (US$5.9 million) in fiscal 2012 from RMB38.2 million in fiscal 2011, primarily due to a decrease in personnel expenses resulting from decreased headcount. Our sales and marketing employees decreased to 80 as of March 31, 2012 from 100 as of March 31, 2011. In fiscal 2012, we allocated RMB3.6 million (US$0.6 million) in share-based compensation under sales and marketing expenses, which decreased by RMB1.1 million from RMB4.7 million in fiscal 2011.

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

Share of Results of Associates. Our share of results of associates amounted to RMB0.9 million (US$0.1 million) in fiscal 2012 and RMB6.0 million in fiscal 2011 and related to four and three of our associates, respectively, that were non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

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

Income Tax Benefit (Expense). We had an income tax expense of RMB3.6 million (US$0.6 million) in fiscal 2012, compared to an income tax benefit of RMB5.4 million in fiscal 2011. The income tax benefit in fiscal 2011 was primarily due to a RMB8.3 million deferred tax liability associated with the dividend payment provided in fiscal 2010 which was released to profit and loss as the Company paid the aforementioned dividend in a tax-free manner in fiscal 2011. There was no such reversal in fiscal 2012.

Profit (Loss) for the Year. As a result of the foregoing, profit for the fiscal year 2012 was RMB32.9 million (US$5.2 million), compared to a profit of RMB135.6 million in fiscal 2011.

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2011, 2012 and 2013, we had RMB367.2 million, RMB137.5 million and RMB135.0 million (US$21.7 million) in cash and cash equivalents, respectively.

As a holding company, we may rely on dividends and other distributions from our subsidiaries in China for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with relevant accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”), if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The statutory reserve, equal to RMB1,000,000 as of March 31, 2012, is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity in our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China, represents amounts that are free of restriction.

Such amounts differ from subsidiary or SPE equity less statutory reserve as determined under IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserve funding, determined in accordance with PRC GAAP, amounted to RMB240.2 million (US$38.7 million) as of March 31, 2013. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements and when our PRC subsidiaries distribute dividends to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not plan to declare and pay any dividends on our shares or ADSs in the near future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our subsidiaries in China incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

In addition, in February 2011, through Dianneng, we entered into similar contractual arrangements with Feineng and its shareholders, which include a technical support service agreement, strategy consulting service agreement and intellectual property license agreement with Feineng. In December 2011, through Tiandian, our PRC subsidiary, we entered into contractual arrangements with Hangzhou Investment and its shareholder. Such contractual arrangements include a technical support service agreement, strategy consulting service agreement and intellectual property license agreement with Hangzhou Investment. In December 2012, we entered into similar contractual arrangements with Najia, Miyi and Tianchu and their respective shareholders, which include a technical support service agreement, strategy consulting service agreement and intellectual property license agreement with each of Najia, Miyi and Tianchu. Under these contractual arrangements, our SPEs pay to Dianneng or Tiandian their earnings in the form of services fees and royalties. Our PRC subsidiaries pay their earnings to our offshore intermediate holding company primarily through dividends.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	133,285	57,095	73,289	11,801
Net cash used in investing activities	(97,949)	(283,889)	(54,543)	(8,782)
Net cash provided by (used in) financing activities	261,073	384	(20,830)	(3,354)
Net increase (decrease) in cash and cash equivalents	296,409	(226,410)	(2,084)	(335)
Cash and cash equivalents at beginning of year	75,105	367,214	137,538	21,144
Effect of foreign exchange rate changes	(4,300)	(3,266)	(429)	(69)

Cash and cash equivalents at end of year	367,214	137,538	135,025	21,740

Cash provided by operating activities was RMB133.3 million, RMB57.1 million and RMB73.3 million in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. The increase in the fiscal year ended March 31, 2013 was primarily attributable to cost savings from direct cooperation with China Mobile on the game platform. The turnover days of trade receivables remained the same during all years. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in this annual report.

We had RMB54.5 million net cash used in investing activities for the fiscal year ended March 31, 2013 primarily due to a RMB34.9 million increase in term deposits, a RMB32.1 million increase in investment in payment of investment in associates and available-for-sale investments, and RMB3.4 million in purchases of property and equipment, partially offset by a RMB16.2 million interest income received. We had RMB283.9 million net cash used in investing activities for the fiscal year ended March 31, 2012 primarily due to RMB285.7 million increase of term deposits and RMB11.3 million purchases of property and equipment, partially offset by RMB12.1 million in interest income. We had RMB97.9 million net cash used in investing activities for the fiscal year ended March 31, 2011, primarily due to a RMB102.7 million increase of term deposits and RMB42.2 million purchases of property and equipment, partially offset by RMB25.0 million and RMB15.8 million proceeds from receipt of loan receivable and redemption of investments at FVTPL, respectively.

We had RMB20.8 million net cash used in financing activities for the fiscal year ended March 31, 2013, primarily consisting of RMB25.3 million in payments for repurchase of ordinary shares, partially offset by RMB2.5 million from the exercise of share options and RMB2.0 million of capital contributions from non-controlling interests. We had RMB0.4 million net cash provided by financing activities for the fiscal year ended March 31, 2012 due to the capital contribution from non-controlling interests. We had RMB261.1 million net cash provided by financing activities for the fiscal year ended March 31, 2011, primarily consisting of (i) RMB303.1 million proceeds from our initial public offering in December 2010, partially offset by RMB20.4 million of transaction costs and (ii) RMB13.0 million and RMB9.8 million in dividends paid to our common shareholders and preferred shareholders, respectively.

Capital Expenditures

We had capital expenditures of RMB42.2 million, RMB11.3 million and RMB3.4 (US$0.6 million) in the fiscal years ended March 31, 2011, 2012 and 2013, respectively, which were mainly used to purchase servers and computers to support the expansion of our business.

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

Recently Issued Accounting Pronouncements

We have not early adopted any of the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statement (as revised in 2011) and IAS 28 Investments in Associates and Joint Ventures (as revised in 2011).

IFRS 10 replaces the parts of IAS 27 that deal with consolidated financial statements and “SIC 12 Consolidation — Special Purpose Entities” will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In July 2012, amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards, together with the amendments relating to the transitional guidance, are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted provided that all of these five standards are applied at the same time. We have adopted these five standards in our consolidated financial statements for the annual period beginning April 1, 2013. We anticipate that application of these five standards will not materially affect our consolidated financial statements.

IFRS 13 Fair Value Measurement establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. We anticipate that the application of IFRS 13 will have not materially affect our consolidated financial statements.

The amendments to IAS 1 Presentation of Items of Other Comprehensive Income introduce new terminology for the statement of comprehensive income. Under the amendments to IAS 1, a ‘statement of comprehensive income’ is renamed as a ‘statement of profit or loss and other comprehensive income’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. We anticipate that the application of the amendments to IAS 1 will not materially affect our consolidated financial statements.

IFRS 9 Financial Instruments (as issued in November 2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that consist solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

With regard to the measurement of financial liabilities designated as fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. Based on the our financial assets and financial liabilities as at 31 March 2013, we anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of our available-for-sale investments and is not likely to have significant impact on the amounts of our other financial assets and liabilities. Regarding our available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed. We have not yet performed a detailed analysis of the impact of the application of IFRS 9 and hence have not yet quantified the extent of the impact.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of March 31, 2013, our research and development staff consisted of 218 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

Our senior management team heads our research and development efforts and sets out strategic directions for the advancement of our offerings. Mr. Li Ou, Mr. Yan Tang, Mr. Wenjie Wu and Mr. Qing Yan are experienced engineers with a successful track record of developing Maopao. Under their guidance, our research and development plans currently focus on the following areas:

•

Improving our hardware infrastructure and computational capability. As of March 31, 2013, peak concurrent users of our Maopao Community reached approximately 333,370. On average, there were over 950 million user visits to the Maopao application store every month in fiscal 2013. In order to prevent system malfunctions and downtime that may result from our expanding user base, we focus on investing in our hardware infrastructure and computational capability to support more mobile users concurrently accessing more diversified applications and content and interacting with each other through Maopao Community.

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

•

Developing new versions of Maopao which can be downloaded directly by users and installed on smartphones using the Symbian and Android operating systems, which will help expand our user base and facilitate interaction among users of these handsets and our existing users.

•

Improving the capabilities and functionalities of Maopao while enabling users with older versions of Maopao to easily access newly developed applications. We believe this will enable us to further enrich the applications available on Maopao and capitalize on market growth following the popularization of 3G networks. We will continue to utilize in-house and third-party development capabilities to diversify our content portfolio, particularly video chat and video streaming related applications.

We believe that the improvement of our technology is vital to maintaining our long-term competitiveness. We have established laboratories for advanced mobile user experience testing, mobile applications testing and system simulation.

In each of the three years ended March 31, 2011, 2012 and 2013, our research and development expenses were RMB52.3 million, RMB71.1 million and RMB73.0 million (US$11.8 million), representing 7.7%, 10.4% and 12.1% of our total revenues for the fiscal years ended March 31, 2011, 2012 and 2013, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2012 to March 31, 2013 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2013:

	Payment Due by Period
	total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in RMB’ 000)
Operating lease commitments	24,971	15,849	9,122	—	—
Capital commitments	6,211	6,211	—	—	—

Total	31,182	22,060	9,122	—	—

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our prospects, future operating results and future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

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

This annual report also contains data related to the mobile applications industry in China, including projections that are based on a number of assumptions. The mobile applications industry in China may not grow at projected rates, or at all. The failure of the market to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile applications industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market projections is incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	36	Founder, Chairman and Chief Executive Officer
Li Ou	34	Director and Chief Technology Officer
Kui Zhou	45	Independent Director
Wei Zhou	34	Independent Director
Fan Bao(1)	42	Independent Director
Jimmy Lai	56	Independent Director
Carl Yeung	33	Chief Financial Officer
Qing Yan	31	Chief Operating Officer
Yan Tang	34	Terminal Technology Director
Wayne Wei Luan	36	Vice President

(1)	Mr. Fan Bao, has resigned his position as independent director of the Company for personal reasons. Mr. Jimmy Lai was appointed by the board as the Company’s new independent director to fill the vacancy arising from Mr. Bao’s resignation, effective as of April 15, 2013.

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

Mr. Kui Zhou has been an independent director of our company since August 2007. Mr. Zhou was appointed as a director by Sequoia Capital China II, L.P., our shareholder. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of VanceInfo Technologies Inc., a China-based IT service provider listed on the New York Stock Exchange, and a director of Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on the Growth Enterprises Market of the Shenzhen Stock Exchange. He also serves on the board of several privately held companies, including HDT Holding Technologies Inc., a China-based online advertising and marketing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of the corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University in 1989 and his master’s of business administration degree from Tsinghua University in 2000.

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

Mr. Fan Bao joined the Board of Directors as an independent director in February 2011. Mr. Bao has resigned from the Board effective April 15, 2012 for personal reasons. Mr. Bao is the founder and chief executive officer of China Renaissance Partners, a leading boutique investment bank in China. Prior to founding China Renaissance Partners in 2004, Mr. Bao was the chief strategy officer of AsiaInfo Holdings, Inc., an IT service and software company in China. Prior to that, Mr. Bao worked at the investment banking divisions of Morgan Stanley and Credit Suisse for seven years. Mr. Bao received a bachelor’s degree from Fudan University in Shanghai and a master’s degree from Norwegian School of Management.

Mr. Jimmy Lai became our independent director since April 2013. Mr. Lai was appointed by the board to fill the vacancy arising from Mr. Bao’s resignation. Mr. Lai recently served as the CFO of Gamewave Group Ltd, the largest web game provider and the leading provider of interactive entertainment services in China. Previously, he served as the CFO for several US-listed and private companies, including Daqo New Energy Corp, a leading polysilicon manufacturer based in China, and Linktone Ltd, a leading provider of interactive entertainment products and services in China. Earlier in his career, he worked in various financial roles at Semiconductor Manufacturing International Corp, one of the leading semiconductor foundries in the world, and AMX Corp, a leading system control company. Mr. Lai received a MBA degree from the University of Texas at Dallas, and a bachelor’s degree in statistics from the National Cheng Kung University in Taiwan.

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

Mr. Wayne Wei Luan has been our vice president in charge of our strategic investments since February 2013. Mr. Wu has been our general manager of investment and strategy and operations director and products operations general manager since 2009. Prior to joining Sky-mobi, Mr. Luan served successively as the director of the SK China Internet business unit, the vice president of InfoMax, Inc., the vice president of Fone network Info Tech Ltd and a member of the mobile internet product design and development team at Sohu Inc. Mr. Luan received his bachelor’s degree from Beijing Union University and is currently an EMBA candidate at Cheung Kong Graduate School of Business.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2013, we paid an aggregate of approximately RMB6.2 million (US$1.0 million) in cash to our executive officers. For options granted to our executive officers, see “— Share Incentive Plan.”

Other than the below-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB21,520 (US$3,465) for retirement and similar benefits for our officers and directors in fiscal 2013.

Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants, and promote the success of our business. The maximum number of common shares which could originally be issued pursuant to all awards under the 2010 Plan was 15,000,000. The amount increases annually on the first business day of each calendar year by an amount equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of March 31, 2013, the aggregate number of common shares underlying our outstanding options under the 2010 Plan was 6,687,435.

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

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date

Carl Yeung	*	0.26	March 1, 2010	**
	*	0.26	September 15, 2010	**
	*	0.26	September 15, 2010	**
Directors and Executive officers as a group	1,640,040	0.26	March 1, 2010	**
	500,000	0.26	September 15, 2010	**
	100,000	1.00	January 6, 2011	**
	100,000	1.00	January 9, 2011	**
Other individuals as a group	2,325,453	0.26	March 1, 2010	**
	680,760	0.26	April 1, 2010	**
	1,341,182	0.26	September 15, 2010	**

*	Less than 1% of our outstanding common shares.
**	The expiration date for the options is the earlier of the tenth anniversary of the grant date of such options or upon the termination of the optionholder’s services by reason of cause, or two years following the termination of the optionholder’s services by reason of death or disability, or 90 days following the termination of the optionholder’s services for any reason other than death or disability and not for cause.

C.	Board Practices

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

Audit Committee

Our audit committee consists of Wei Zhou and Jimmy Lai. Wei Zhou and Jimmy Lai satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Kui Zhou, Wei Zhou, and Jimmy Lai. Kui Zhou, Wei Zhou and Jimmy Lai satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Wei Zhou, Kui Zhou and Jimmy Lai. All of them satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of incorporation, our board of directors are divided into three classes, Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting, respectively. Mr. Michael Tao Song and Mr. Li Ou have been designated as Class A directors. Mr. Kui Zhou and Mr. Wei Zhou have been designated as Class B directors. Mr. Jimmy Lai has been designated as a Class C director. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

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

We had 534, 583 and 489 full-time employees as of March 31, 2011, 2012 and 2013, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2013:

Function	Number of Employees	Percentage

Research and development	218	44.6
Sales and marketing (including customer service)	111	22.7
Operations	78	16.0
General and administration	82	16.7

Total	489	100.0

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

As of June 28, 2013, we had 252,196,984 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2013, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our common shares.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song(1)	50,647,288	20
Li Ou(2)	26,234,196	10.4
Yan Tang(3)	9,744,130	3.9
Kui Zhou(4)	33,389,800	13.2
Wei Zhou(5)	—	—
Carl Yeung	—	—
Qing Yan(6)	*	*
Wayne Wei Luan	*	*
All Directors and Executive Officers as a Group(7)	120,015,414	47.6

Principal Shareholders:
Mobi Joy Limited(8)	50,647,288	20
Xplane Ltd.(9)	92,536,848	36.7
Sequoia Capital China II, L.P.(10)	27,990,688	11
Sequoia Capital China Principals Fund II, L.P.(10)	4,701,352	1.8
Sequoia Capital China Partners Fund II, L.P.(10)	697,760	0.3

*	Less than 1% of our total outstanding shares.
(1)	Represents 50,647,288 common shares held by Mobi Joy Limited., a British Virgin Islands company controlled by Mr. Song. Mr. Song previously indirectly owned 50, 647, 288 common shares of the Company, through his 35.1811% ownership of shares of XPlane Ltd., which held an aggregate of 143,961,648 common shares of the Company. As part of an internal restructuring in 2013, Mr. Song exchanged all of his shares of Xplane for 50, 647, 288 Common Shares of the Company, which Xplane distributed to Mobi Joy, a company wholly owned by Mr. Song. Xplane distributed the 50, 647, 288 Common Shares of the Company to Mobi Joy on a pro rata basis in accordance with Mr. Song’s ownership interest in Xplane and for no additional consideration.
(2)	Represents approximately 26,234,196 common shares of the 92,536,848 common shares held by Xplane Ltd. Mr. Ou holds an approximately 28.35% interest in Xplane Ltd. Mr. Ou disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(3)	Represents approximately 9,744,130 common shares of the 92,536,848 common shares held by Xplane Ltd. Mr. Tang holds an approximately 10.53% interest in Xplane Ltd. Mr. Tang disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(4)	Represents 33,389,800 common shares held by the Sequoia Funds. Mr. Zhou disclaims beneficial ownership with respect to the shares held by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.
(5)	The business address for Mr. Zhou is 26/F, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.
(6)	Represents certain common shares of the 92,536,848 common shares held by Xplane Ltd. and corresponds to the ownership held in Xplane Ltd. by Mr. Yan. Mr. Yan disclaims beneficial ownership with respect to the shares held by Xplane Ltd. except to the extent of his pecuniary interest therein.
(7)	Represents common shares held by all of our directors and executive officers as a group.
(8)	The registered address for Mobi Joy Limited is Romasco place, Wickhams Cay 1, P.O.Box 3140, Road Town, Tortola. British Virgin Islands, VG1110. Mr. Song is the sole shareholder of Mobi Joy Limited.
(9)	XPlane previously held 143,961,648 common shares of the Company. In connection with an internal restructuring in 2013, XPlane transferred the common shares previously indirectly owned by Mr. Song to Mobi Joy Limited, a company wholly owned by Mr. Song. The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.
(10)	Each of the Sequoia Funds is a limited partnership incorporated in Cayman Islands. The general partner of each of the Sequoia Funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a British Virgin Islands company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by each of the Sequoia Funds except to the extent of his pecuniary interest therein. Mr. Shen has voting and dispositive control over the shares being offered by the Sequoia Funds. The address of each of the Sequoia Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC law restricts foreign ownership of businesses providing telecommunications value-added services. To comply with PRC law, we operate our mobile application store through Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, and their respective shareholders, and we operate our strategic investment business through Tiandian’s contractual arrangements with Hangzhou Investment and its Shareholders. See “Item 4. Information on the Company — B. Organizational Structure” for a description of these contractual arrangements.

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

In July 2007, we issued a warrant to purchase Series A preferred shares, which was amended in September 2008 and further amended and restated in June 29, 2009. Under the warrant to purchase Series A preferred shares, as amended, we granted each of Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., and Sequoia Capital China Partners Fund II, L.P. warrants to purchase 2,841,600, 477,400 and 70,800 of our Series A preferred shares, respectively, at a price of US$0.1475 per share, subject to adjustment based on, among other things, dividends declared on, and subdivisions, combinations or reclassifications of, the Series A preferred shares. All the warrants expired and became unexercisable upon completion of our initial public offering in December 2010.

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

Expenses of Registration. We will bear all registration expenses incurred in connection with any demand, piggyback or F-3 or S-3 registration, other than any underwriting discounts and selling commissions.

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

Confidential Information Agreement

In August 2007, we entered into a confidential information agreement with all of the then individual shareholders of Xplane Ltd. in connection with the issuance of our Series A preferred shares. Under the confidential information agreement, each of the individual shareholders of Xplane Ltd., for a period until two years after termination of such shareholder’s employment or shareholding relationship with us, shall not use or exploit, disclose, publish or otherwise disseminate any confidential information.

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

We obtained licenses for certain mobile content from four of our associates, Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, Hangzhou Sibi Technologies Co., Ltd., or Sibi, Beijing Brtech Co., Ltd., or Brtech, and Hangzhou Breaking Dawn Network Technologies Co. Ltd., or Breaking Dawn. The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Year Ended March 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	1,559	1,822	357	58
Sibi	1,856	3,724	2,271	366
Brtech	—	—	982	158
Breaking Dawn	—	—	2,924	471

In addition, we have certain amounts due to and from the related parties, namely Zhang Xing, Sibi, Brtech, Breaking Dawn, Hangzhou TaiKu Technologies Co. Ltd., or TaiKu, five of our associates, and Xplane Ltd., our principle shareholder. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,
		2011	2012	2013
		RMB	RMB	RMB	US$
		(In thousands)

Amounts Due from Related Parties	Nature of Advances or Payment
Zhang Xing	Non-trading in nature, unsecured, interest-free advances and repayable on demand	489	—	—	—
Xplane Ltd.	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	126	125	20
TaiKu	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	—	306	49
Breaking Dawn	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	—	92	15
Amounts Due to Related Parties
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	239	274	577	93
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	656	597	426	69
Brtech	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	127	20
Breaking Dawn	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	2,924	471

The amounts due from the Sequoia Funds represent a capital injection made by Fanyi on behalf of the Sequoia Funds for their 15% equity interest in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, one of our associates. The amounts due to the Sequoia Funds represent the approved distribution payable to the Sequoia Funds which has been recorded as finance cost.

Beijing Speedpay Technology Co., Ltd., over which our director, Mr. Kui Zhou, has significant influence, provides payment processing service to us. In the three fiscal years ended March 31, 2011, 2012 and 2013, we paid a total of RMB510,400, RMB1,373,200 and RMB1,279,500 (US$206,012), respectively, to Beijing Speedpay Technology Co., Ltd.

Pursuant to a Subscription Agreement dated October 2, 2012, we hold a limited partnership interest representing an aggregate capital commitment of US$2 million in K2 Partners II, L.P., a private equity fund over which our independent director, Mr. Fan Bao, has significant influence. As of April 15, 2013, Mr. Bao no longer served as our director.

Other Related Party Transactions

In June 2013, we established Hangzhou Qianlong Technology Limited, or Qianlong, with Li Ou, the director and chief technology officer of the Company, to carry out mobile games development and operation related business. We and Li Ou signed definitive agreements to contribute RMB 10,000,000 and RMB 15,000,000 into Qianlong, and hold a 40% equity interest and a 60% equity interest in Qianlong, respectively. We also expect to enter into a RMB 25,000,000 loan agreement with Qianlong to fund its future operations. The loan will bear a 3% annual interest rate and can only be used to develop Qianlong’s business. In order to focus on the management of Qianlong, Li Ou is in the process of resigning from the role of director and chief technology officer of the Company, as well as from other similar roles in our consolidated subsidiaries.

In June 2013, we subscribed for additional shares in our subsidiary, Sky Technologies International Limited, or Sky Technologies BVI, at par value. Following the share issuance, we sold a 30% equity interest in Sky Technologies BVI to Qing Yan, our chief operating officer, and Wenjie Wu, another officer of the Company for cash consideration of RMB 6,000,000. Following the sale, we own 60% of the shares of Sky Technologies BVI and retain control over it. Sky Technologies BVI, through its wholly-owned subsidiary, Powerplay Technology Limited, primarily engages in mobile application store services for overseas markets.

The two above-mentioned related party transactions have been unanimously approved by the Board, the audit committee and a special independent committee formed by the Board.

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

Since July 27, 2012, Mr. Yeung has no longer been named as a co-defendant in this case.

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

In May 2010, we declared and paid dividends in the amount of RMB13.0 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB4.3 million. However, we do not plan to declare and pay any dividends on our shares or ADSs in the near future. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our common shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our common shares, if any, will be paid in U.S. dollars.

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

The following table provides the high and low trading prices for our ADSs on the NASDAQ Global Market for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2012	23.25	2.75
Fiscal Year ended March 31, 2013	3.45	1.61

Quarterly Highs and Lows
Third Quarter ended December 31, 2011	5.53	3.1
Fourth Quarter ended March 31, 2012	5.31	3.12
First Quarter ended June 30, 2012	3.45	1.91
Second Quarter ended September 30, 2012	2.47	1.8
Third Quarter ended December 31, 2012	2.65	1.68
Fourth Quarter ended March 31, 2013	2.49	1.70

Monthly Highs and Lows
February 2013	2.41	1.76
March 2013	2.38	1.70
April 2013	1.88	1.54
May 2013	3.49	1.71
June 2013 (through June 24, 2013)	3.48	2.48

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2013. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Taxation of Dividends and Other Distributions on the ADSs or Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to our ADSs or common shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of common shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2013. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Corporate Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or common shares.

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

Taxation of Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2013. Any gain or loss you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

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

For a listing of our subsidiaries, see “Item 4. Information on the Company — B. Organizational Structure,” as well as Exhibit 8.1 filed herewith.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB89.5 million and RMB87.2 million as of March 31, 2012 and March 31, 2013, respectively. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

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

To the extent that we need to convert U.S. dollars into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of March 31, 2013, we had RMB-denominated cash balances of RMB521.1 million. Assuming we had converted the RMB521.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2108 as of March 29, 2013, this cash balance would have been $83.9 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$79.9 million as of March 31, 2013 resulting in US$4.0 million of foreign exchange loss.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -3.3%, 5.4% and 2.6% in calendar year 2010, 2011 and 2012, respectively. If inflation rises, it may materially adversely affect our business.

Credit Risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivables, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, investments at FVTPL and available-for-sale investments in the aggregate amount of RMB604.1 million, RMB673.9 million and RMB693.0 million (US$111.6 million) as of March 31, 2011, 2012 and 2013, respectively.

Collection of our revenues is substantially done through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB81.4 million, RMB81.7 million and RMB36.9 million (US$5.9 million), respectively as of March 31, 2011, 2012 and 2013. We also had RMB28.2 million trade receivables from one mobile service operator as of March 31, 2013. In order to minimize credit risk, we assess the credit worthiness of the mobile service providers prior to contracting with them.

In addition, we allocate revenue payments among mobile service providers based on their payment history and our assessment of their relationship with mobile network operators, which will impact the mobile service providers’ ability to pay. We monitor the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, we review the recoverable amount of each individual trade receivable at the end of each reporting period to determine if a provision should be made for uncollectible amounts.

We have concentration of credit risk with exposure limited to certain mobile service providers and one mobile network operator. As of March 31, 2011, 2012 and 2013, our ten mobile service providers and the mobile network operator accounted for approximately RMB53.3 million, RMB64.8 million and RMB51.9 million (US$8.4 million), or 65%, 73% and 80%, of our trade receivables, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2011, 2012 and 2013, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2013, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2013 based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of March 31, 2013, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

There were no changes in our internal control over financial reporting during fiscal year 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu Certified Public Accountant LLP, our principal external auditors, for the periods indicated.

	2012	2013
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	7,172	5,640	908
Audit-related fees(2)	1,202	1,024	165
Tax fees(3)	212	174	28

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, and the services provided by Ernst & Young related to the internal controls over financial reporting for the fiscal year ended March 31, 2013, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

At the discretion of the government of the PRC in accordance with the Scheme for the Localization Restructuring of Chinese-Foreign Cooperative Accounting firms, Deloitte Touche Tohmatsu CPA Ltd. has been restructured to a new partnership and changed its name to Deloitte Touche Tohmatsu Certified Public Accountants LLP, effective from January 1, 2013. Deloitte Touche Tohmatsu Certified Public Accountants LLP has succeeded Deloitte Touche Tohmatsu CPA Ltd. for all purposes and assumed all of the obligations and rights of Deloitte Touche Tohmatsu CPA Ltd. with effect from January 1, 2013. Our board of directors and audit committee acknowledged this change in entity of the external auditors.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Below is a table containing information about purchases made by us or by affiliated purchasers.

Period	(a) Total Number of Common Shares Purchased(1)		(b) Average Price Paid Per Common Share	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plans or Programs
August 1, 2012 – August 31, 2012	519,680		$0.246	519,680	$9,872,108.1
September 1, 2012 – September 30, 2012	2,857,136		$0.2564	2,857,136	$9,133,781.0
October 1, 2012 – October 31, 2012	2,467,760		$0.3026	2,467,760	$8,386,960.9
November 1, 2012 – November 30, 2012	1,053,920		$0.2420	1,053,920	$8,131,514.9
December 1, 2012 – December 31, 2012	2,662,224		$0.2511	2,662,224	$7,463,752.3
January 1, 2013 – January 31, 2013	2,361,344		$0.2600	2,361,344	$6,849,904.9
February 1, 2013 – February 28, 2013	2,174,576	(2)	$0.2599	816,520	$6,634,417.3
March 1, 2013 – March 31, 2013	2,435,336		$0.2538	2,435,336	$6,015,098
April 1, 2013 – April 30, 2013	2,508,600		$0.2202	2,508,600	$5,462,343.2
May 1, 2013 – May 31, 2013	843,408		$0.2434	843,408	$5,252,158.7
June 1, 2013 – June 14, 2013	522,224		$0.4035	522,224	$5,041,454.4

(1)	On August 13, 2012, we announced a share repurchase program to repurchase up to an aggregate of $10 million of Sky-mobi’s common shares from August 13, 2012 to August 12, 2013. The Company’s share repurchase program complied with the conditions of Rule 10b-18 under the Exchange Act. All purchases reflected in this table were made pursuant to this share repurchase program.
(2)	In February 2013, XPlane purchased 1,358,056 common shares of the Company other than through a publicly announced plan.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

In particular, we have elected to follow “home country practice” with respect to the composition of our audit committee. In the opinion of Conyers Dill & Pearman (Cayman) Limited, under Cayman Islands law, our audit committee may comprise two directors rather than three as required under NASDAQ Marketplace Rule 5605(c)(2). We are committed to a high standard of corporate governance. Accordingly, we endeavor to comply with most NASDAQ corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices applicable to foreign private issuers.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-mobi Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	Share Vesting Agreement, dated as of August 2, 2007, among Profit Star Limited, Xplane Ltd. and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Shareholders Non-competition and Non-solicitation Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	Confidential Information Agreement, dated as of August 1, 2007, among Profit Star Limited and shareholders of Xplane Ltd. (incorporated by reference to Exhibit 4.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.9	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.11	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.12	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.13	English translation of Exclusive Business Cooperation Agreement, dated as of December 24, 2009, between Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.14	English translation of Exclusive Purchase Option Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.15	English translation of Equity Pledge Agreement, dated as of February 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Tao Song, Tao Yang, and Hangzhou Fanyi Technologies Co., Ltd. (incorporated by reference to Exhibit 10.8 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.16	English translation of Form of Power of Attorney, issued by Tao Song and Tao Yang (incorporated by reference to Exhibit 10.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.17	English translation of Form of Loan Agreement, dated as of December 24, 2009, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.10 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.18	English translation of Form of Loan Agreement, dated as of February 1, 2010, between Tao Song/Tao Yang and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.11 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.19	English translation of Confirmation Letter regarding the Repayment Method under Loan Agreement, dated February 1, 2010, between Hangzhou Dianneng Technologies Co., Ltd. and Tao Yang (incorporated by reference to Exhibit 10.12 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.20	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.13 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.21	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.14 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.22	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.15 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.23	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Sky Network Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.16 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.24	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Sky Network Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.17 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.25	English translation of Form of Power of Attorney, issued by Hangzhou Mijia Technologies Co., Ltd. and Qinyi Zhu (incorporated by reference to Exhibit 10.18 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.26	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Qinyi Zhu, Hangzhou Dianneng Technologies Co., Ltd. and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.19 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.27	English translation of Framework Agreement on Re-structuring, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Pusida (Beijing) Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.20 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.28	English translation of Technical Support Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.21 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.29	English translation of Strategy Consulting Service Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.22 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.30	English translation of Intellectual Property License Agreement, dated as of July 1, 2010, between Hangzhou Mijia Technologies Co., Ltd. and Hangzhou Dianneng Technologies Co., Ltd. (incorporated by reference to Exhibit 10.23 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.31	English translation of Purchase Option and Cooperation Agreement, dated as of July 1, 2010, among Hangzhou Mijia Technologies Co., Ltd., Hangzhou Dianneng Technologies Co., Ltd., and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.24 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.32	English translation of Form of Power of Attorney, issued by shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.25 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.33	English translation of Equity Pledge Agreement, dated as of July 1, 2010, among Hangzhou Dianneng Technologies Co., Ltd., Hangzhou Mijia Technologies Co., Ltd. and shareholders of Hangzhou Mijia Technologies Co., Ltd. (incorporated by reference to Exhibit 10.26 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.34	English translation of Lease Contract, dated as of August 31, 2009, and its supplementary agreement, undated, among Yunian Huang, Qiulong Zhu and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.27 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.35	English translation of Lease Contract, dated as of April 17, 2010, among Xiaoming Wu, Yuhong Wang and Hangzhou Sky Network Technologies Co., Ltd. (incorporated by reference to Exhibit 10.28 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.36†	English Translation of the Mobile Phone Built-in Wireless Value-Added Business Cooperation Agreement between Hangzhou Fanyi Technologies Co. and Beijing Lei Ting Wan Jun Network Technologies Co., Ltd., dated March 11, 2010, and its amendment dated June 10, 2010 (incorporated by reference to Exhibit 10.29 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.37†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 16, 2009, and its amendment dated June 1, 2010 (incorporated by reference to Exhibit 10.30 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.38†	English Translation of the Cooperation Agreement between Hangzhou Fanyi Technologies Co., Ltd. and Chongqing Renneng Software Co., Ltd., dated November 20, 2009 (incorporated by reference to Exhibit 10.31 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.39	English Translation of the Extension Agreement Between Hangzhou Fanyi Technologies Co., Ltd. and Beijing Kongzhong Xinshi Information Technology Co., Ltd., dated November 1, 2010 (incorporated by reference to Exhibit 10.32 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.40	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Jincheng Tongda & Neal Law Firm

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Conyers Dill and Pearman (Cayman) Limited

*	Filed with this annual report on Form 20-F.
†	Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name: Michael Tao Song Title: Chairman and Chief Executive Officer

Date: June 28, 2013

SKY-MOBI LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2011, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2013. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2011, 2012 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 28, 2013 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the internal control over financial reporting of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2013 of the Group and our report dated June 28, 2013 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 28, 2013

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended March 31,
	NOTES	2011	2012	2013	2013
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Revenues	6	675,294	685,563	601,107	96,784
Cost of revenues from third parties		(461,422)	(465,479)	(412,246)	(66,376)
Cost of revenues from related parties		(3,415)	(5,546)	(6,534)	(1,052)

Gross profit		210,457	214,538	182,327	29,356
Research and development expenses		(52,260)	(71,088)	(73,027)	(11,758)
Sales and marketing expenses		(38,200)	(37,361)	(35,369)	(5,695)
General and administration expenses		(98,938)	(83,996)	(69,491)	(11,189)
Other operating income, net	7	—	3,675	2,320	374

Profit from operations		21,059	25,768	6,760	1,088
Other gains and losses	8	11,179	11,649	15,531	2,502
Impairment of investment in an associate	18	(5,760)	—	(1,367)	(221)
Finance costs	12 & 20	(4,333)	—	—	—
Share of results of associates	18	(6,012)	(886)	(935)	(151)
Gain on changes in fair value of convertible redeemable preferred shares	20	106,684	—	—	—
Gain on changes in fair value of warrants	20	7,377	—	—	—

Profit before tax	9	130,194	36,531	19,989	3,218
Income tax benefit (expense)	10	5,367	(3,602)	(2,733)	(440)

Profit for the year		135,561	32,929	17,256	2,778

Total comprehensive income for the year		135,561	32,929	17,256	2,778

Profit (loss) and total comprehensive income attributable to:
Owners of the Company		136,310	32,969	17,112	2,755
Non-controlling interests		(749)	(40)	144	23

		135,561	32,929	17,256	2,778

Earnings per share:
Basic	11	0.74	0.13	0.07	0.01

Diluted	11	0.06	0.13	0.07	0.01

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		At March 31,
	NOTES	2011	2012	2013	2013
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents	13	367,214	137,538	135,025	21,740
Term deposits	13	152,718	438,393	473,277	76,202
Trade and other receivables	16	86,181	103,372	80,274	12,924
Amounts due from related parties	23	489	126	523	84

Total current assets		606,602	679,429	689,099	110,950

Non-current assets
Property and equipment	17	43,285	32,856	15,170	2,443
Interest in associates	18	—	714	22,371	3,602
Available-for-sale investment		—	900	7,167	1,154
Other non-current assets		—	2,642	5,568	897
Deferred tax assets	10	6,656	2,210	1,765	284

Total non-current assets		49,941	39,322	52,041	8,380

Total assets		656,543	718,751	741,140	119,330

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	19	135,779	121,932	122,119	19,662
Income tax liabilities		11,797	5,675	4,787	771
Amounts due to related parties	23	895	871	4,054	653
Deferred revenue		6,532	10,038	9,062	1,459

Total current liabilities		155,003	138,516	140,022	22,545

Total liabilities		155,003	138,516	140,022	22,545

Equity
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 257,389,800, 258,174,600 and 250,411,948 shares issued and outstanding as of March 31, 2011, 2012 and 2013, respectively)	21	92	92	89	14
Share premium		635,116	642,495	625,651	100,736
Reserves		112,938	152,526	171,718	27,648
Statutory reserve		1,000	1,000	1,000	161
Accumulated deficit		(247,907)	(214,938)	(197,826)	(31,852)
Subscription receivables		—	(1,284)	—	—
Treasury stock		—	—	(2)	(0)

Equity attributable to owners of the Company		501,239	579,891	600,630	96,707
Non-controlling interests		301	344	488	78

Total equity		501,540	580,235	601,118	96,785

Total equity and liabilities		656,543	718,751	741,140	119,330

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Treasury shares	Share premium	Reserves *	Statutory reserve	Subscription Receivables	Accumulated deficit	Total equity attributable to owners of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2010	57	—	—	62,648	500	—	(370,717)	(307,512)	—	(307,512)
Capital injection from non-controlling interests	—	—	—	—	—	—	—	—	1,050	1,050
Issue of new shares upon modification of convertible redeemable preferred shares	2	—	—	—	—	—	—	2	—	2
Issuance of shares upon initial public offering	15	—	303,133	—	—	—	—	303,148	—	303,148
Transaction costs attributable to issue of new shares	—	—	(20,377)	—	—	—	—	(20,377)	—	(20,377)
Conversion of convertible redeemable preferred shares and warrants	18	—	352,360	—	—	—	—	352,378	—	352,378
Transfer to statutory reserves	—	—	—	—	500	—	(500)	—	—	—
Profit and total comprehensive profit for the year	—	—	—	—	—	—	136,310	136,310	(749)	135,561
Dividends							(13,000)	(13,000)	—	(13,000)
Share-based compensation	—	—	—	50,290	—	—	—	50,290	—	50,290
Balance at March 31, 2011	92	—	635,116	112,938	1,000	—	(247,907)	501,239	301	501,540
Profit and total comprehensive profit for the year	—	—	—	—	—	—	32,969	32,969	(40)	32,929
Share-based compensation	—	—	—	45,683	—	—	—	45,683	—	45,683
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	(301)	(301)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	—	384	384
Exercise of share options	—	—	7,379	(6,095)	—	(1,284)	—	—	—	—

Balance at March 31, 2012	92	—	642,495	152,526	1,000	(1,284)	(214,938)	579,891	344	580,235
Profit and total comprehensive profit for the year	—	—	—	—	—	—	17,112	17,112	144	17,256
Share-based compensation	—	—	—	24,457	—	—	—	24,457	—	24,457
Partial disposal of subsidiaries	—	—	—	2,001	—	—	—	2,001	—	2,001
Exercise of share options	—	—	6,384	(5,191)	—	1,284	—	2,477	—	2,477
Restricted share vested	—	—	2,075	(2,075)	—	—	—	—	—	—
Repurchase of ordinary shares	(3)	(2)	(25,303)	—	—	—	—	(25,308)	—	(25,308)

Balance at March 31, 2013	89	(2)	625,651	171,718	1,000	—	(197,826)	600,630	488	601,118

*	Reserves include share-based compensation reserves, reserve from the modification of convertible redeemable preferred shares (note 20), and reserve from partial disposal of subsidiaries that do not result in the Group losing control. At the time when the share options are exercised, the amount previously recognized in reserves will be transferred to share premium.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2011	2012	2013	2013
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2)
Operating activities
Profit before tax	130,194	36,531	19,989	3,218
Adjustments for:
Share of results of associates	6,012	886	935	151
Gain on derecognition of a subsidiary	—	(1,930)	—	—
Net foreign exchange loss (gain)	(7,941)	3,266	429	69
Interest income	(2,726)	(12,110)	(16,209)	(2,610)
Amortization of government grant related to property and equipment	—	(1,468)	(489)	(79)
Loss on disposal of property and equipment	44	—	68	11
Depreciation and amortization	15,601	21,082	21,596	3,477
Change in fair value of investment at FVTPL	(404)	—	—	—
Income on loan receivable	(193)	(450)	—	—
Gain on changes in fair value of convertible redeemable preferred shares	(106,684)	—	—	—
Gain on changes in fair value of warrants	(7,377)	—	—	—
Share-based compensation	50,290	45,683	24,457	3,938
Finance costs	4,333	—	—	—
Impairment of investment in an associate	5,760	—	1,367	221
Changes in working capital:
Decrease (increase) in trade and other receivables	(10,071)	(18,856)	22,072	3,554
Increase (decrease) in trade and other payables	49,863	(11,981)	(446)	(72)
Increase (decrease) in amounts due to related parties	175	(24)	3,183	512
Increase (decrease) in deferred revenue	6,532	3,017	(487)	(78)

Cash generated from operations	133,408	63,646	76,465	12,312
Income tax paid	(123)	(6,551)	(3,176)	(511)

Net cash from operating activities	133,285	57,095	73,289	11,801

Investing activities
Interest income received	2,726	12,110	16,209	2,610
Proceeds from disposal of a subsidiary	—	205	—	—
Increase of term deposits	(102,718)	(285,675)	(34,884)	(5,617)
Purchases of property and equipment	(42,181)	(11,339)	(3,424)	(551)
Receipt of government grant related to acquisition of property and equipment	—	1,957	—	—
Proceeds from disposal of property and equipment	105	40	79	13
Investments in associates (including down payment)	—	(1,100)	(25,859)	(4,164)
Investments in available-for-sale investment	—	(900)	(6,267)	(1,009)
Payment for loan receivable	—	(19,550)	—	—
Redemption of investments at FVTPL	15,846	—	—	—
Receipt of loan receivable	25,000	19,550	—	—
Decrease (increase) in amounts due from related parties	2,295	363	(397)	(64)
Investment income received	978	450	—	—

Net cash used in investing activities	(97,949)	(283,889)	(54,543)	(8,782)

Financing activities
Capital contribution from non-controlling shareholder	1,050	384	—	—
Proceeds from partial disposal of subsidiaries	—	—	2,001	322
Proceeds from issue of new shares upon modification of convertible redeemable preferred shares	2	—	—	—
Proceeds from issue of shares upon initial public offering	303,148	—	—	—
Payments of transaction costs attributable to issue of new shares	(20,377)	—	—	—
Payments for share repurchase	—	—	(25,308)	(4,075)
Proceeds from exercise of share options	—	—	2,477	399
Dividends paid to preference shareholders (note 12)	(9,750)	—	—	—
Dividends paid	(13,000)	—	—	—

Net cash (used in) from financing activities	261,073	384	(20,830)	(3,354)

Net increase (decrease) in cash and cash equivalents	296,409	(226,410)	(2,084)	(335)
Cash and cash equivalents at beginning of year	75,105	367,214	137,538	22,144
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies	(4,300)	(3,266)	(429)	(69)

Cash and cash equivalents at end of year	367,214	137,538	135,025	21,740

Supplemental information of non-cash transaction:

During the years ended March 31, 2011, 2012 and 2013, acquisitions of property and equipment amounted to approximately RMB891,000, RMB398,000 and RMB1,031,000, respectively, were unsettled and included in other payables.

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

The Company holds its interests in its operating subsidiaries through Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) and Hangzhou Tiandian Investment Consulting Co., Ltd. (“Tiandian”) (collectively the “PRC holding entities”), which were established in the PRC on December 24, 2009 and December 6, 2011, respectively. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”), Hangzhou Feineng Technologies Co., Ltd. (“Feineng”), Hangzhou Miyi Technologies Co., Ltd. (“Miyi”), Hangzhou Najia Technologies Co., Ltd. (“Najia”), Hangzhou Tianchu Technologies Co., Ltd. (“Tianchu”) and Hangzhou Sky Investment Co., Ltd. (“Sky Investment”) (collectively the “PRC Operational Entities”, or the “special purpose entities”), which are controlled by Dianneng or Tiandian through certain contractual arrangements as of March 31, 2013. These special purpose entities (“SPEs”) hold the requisite licenses and permits necessary to conduct the telecommunication business.

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida (Beijing) Technologies Co., Ltd. (“Pusida”) entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi, Feineng, Miyi, Najia and Tianchu on December 24, 2009, December 3, 2010, November 30, 2012, November 30, 2012 and December 6, 2012, respectively. Tiandian entered into certain exclusive agreements with the equity holders of Sky Investment on December 6, 2011. The exclusive agreements, namely, Exclusive Business Cooperation or Services Agreements, Purchase Option Agreements, Equity Pledge Agreements and Power of Attorney Agreements, taken as a whole, provide the Company with the rights to receive substantially all of the economic benefits from each of the PRC Operational Entities. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to use its power to affect the amount of returns to the Company. In addition, through such agreements, the Company is able to acquire the equity interests in the PRC Operational Entities when permitted by PRC law.

In determining whether the Group has the control over the SPEs, the Group believes the Group’s rights under the terms of the purchase option agreements provide it with a substantive kick out right. More specifically, the Group believes the terms of the purchase option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Group’s board of directors is required to pass a resolution to exercise the Group’s rights under the purchase option agreements, for which consent of the shareholders of the SPEs is not required. The Group’s rights under the purchase option agreements give the Group the power to control the shareholders of the SPEs and thus the power to direct the activities that most significantly impact the SPEs’ economic performance. In addition, the Group’s rights under the powers of attorney also reinforce the Group’s abilities to direct the activities that most significantly impact the SPEs’ economic performance. The Group also believes that this ability to exercise control ensures that the SPEs will continue to execute and renew exclusive business cooperation or services agreements and pay service fees to the Group. The exclusive business cooperation or services agreements can be renewed and may only be terminated at the Group’s sole discretion. The Group has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Group believes that it has the rights to receive substantially all of the economic benefits from the SPEs.

Following is a summary of the material provisions of the aforementioned agreements:

Exclusive Business Cooperation or Services Agreements. The equity owners of the SPEs have entered into service agreements with the PRC holding entities under which SPEs engage the relevant PRC holding entities as their exclusive providers of technical and business support and strategy consulting services. SPEs shall pay to the relevant PRC holding entities service fees and royalties. The PRC holding entities have the sole discretion to determine the amounts of the service fee. Each agreement has a term of 10 years or 20 years and is renewable at the PRC holding entities’ sole discretion.

Purchase Option Agreements. The equity owners of the relevant SPEs have granted the relevant PRC holding entities or their designees an exclusive option to purchase all or part of their equity interests in the relevant SPEs, or all or part of the assets of the relevant SPEs, for a purchase price equal to the registered capital of the relevant SPEs or such higher price as required under PRC law at the time of purchase, at any time determined by the relevant PRC holding entities and to the extent permitted by PRC law. Also each relevant shareholder has agreed not to transfer, assign, pledge or otherwise dispose of their interest in the relevant SPE without the prior written consent of the relevant PRC holding entities. Except for the purchase option agreement for Fanyi which has a term of 10 years and is renewable at Dianneng’s sole discretion, the purchase option agreements for other SPEs will terminate when the equity interests in those SPEs are legally transferred to the relevant PRC holding entities or their designees.

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

Power of Attorney. The equity owners of the SPEs have executed a power of attorney to irrevocably grant to PRC holding entities or their designees the power of attorney to exercise all of their rights as shareholders of SPEs, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights. The power of attorney for Fanyi does not contain any expiration provision. Each power of attorney of the remaining SPEs has a term of 10 years or 20 years and is renewable at the PRC holding entities’ sole discretion.

Effective control over the PRC Operational Entities’ businesses was transferred to the Company through the series of contractual arrangements without transferring legal ownership in the PRC Operational Entities. As a result of these contractual arrangements, the Company has the ability to approve decisions made by the PRC Operational Entities and is entitled to substantially all of the associated economic benefits. Accordingly, the Company consolidates the PRC Operational Entities.

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

The Company had direct and indirect interests in the following major subsidiaries and consolidated SPEs:

Company name	Place and date of establishment/ incorporation	Portion of economic ownership interest and voting power held at March 31,			Principal activities
		2011	2012	2013

Subsidiaries:
Pusida	PRC June 12, 2007	100%	100%	100%	Provision of management consultancy and technical services. Dormant since July 1, 2010.
Dianneng	PRC December 24, 2009	100%	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	100%	100%	100%	Intermediary investment holding
JSky Technology Limited (“JSky”)	Cayman August 9, 2011	Nil	60%	60%	Provision of mobile application services
Powerplay Technology Limited (“Powerplay”)	Hong Kong September 14, 2011	Nil	100%	100%	Provision of mobile application services
Tiandian	PRC December 6, 2011	Nil	100%	100%	Investment and consulting
Shanghai Texuan Information Technologies Co., Ltd. (“Texuan”)	PRC March 6, 2012	Nil	100%	100%	Development of mobile application software
Consolidated SPEs:
Sky	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Mijia	PRC January 12, 2007	100%	100%	100%	Provision of mobile application services
Fanyi	PRC July 13, 2009	100%	100%	100%	Provision of mobile application services
Feineng	PRC December 3, 2010	100%	100%	100%	Provision of mobile application services
Sky Investment	PRC December 6, 2011	Nil	100%	100%	Investment and consulting
Miyi	PRC August 24, 2012	Nil	Nil	100%	Provision of mobile application services
Najia	PRC August 24, 2012	Nil	Nil	100%	Provision of mobile application services
Tianchu	PRC October 15, 2012	Nil	Nil	100%	Provision of mobile application services

The above table lists the subsidiaries and consolidated SPEs of the Group which, in the opinion of the Directors, principally affected the results or assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”).

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value as explained in the accounting policies set out below. Historical cost is generally based on fair value of the consideration given in exchange of assets, goods or services.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities, including SPEs, controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statements of comprehensive income from the effective date of acquisition and up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

Non-controlling interests in subsidiaries are presented separately from the Group’s equity.

Changes in the Group’s ownership interests in existing subsidiaries

Changes in the Group’s ownership interests in existing subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, it (i) derecognizes the assets (including any goodwill) and liabilities of the subsidiary at their carrying amounts at the date when control is lost, (ii) derecognizes the carrying amount of any non-controlling interests in the former subsidiary at the date when control is lost (including any components of other comprehensive income attributable to them), and (iii) recognizes the aggregate of the fair value of the consideration received and the fair value of any retained interest, with any resulting difference being recognize as a gain or loss in profit or loss attributable to the Group. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the related assets. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a jointly controlled entity.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

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

Any excess of the cost of the investment in associates over the amount of the Group’s share of net fair value of the net assets of the associates at the date of acquisition is included in the carrying amount of the investment. The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. The Group assesses the impairment of the investments in associates by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associates are recognized in the Group’s consolidated financial statements only to the extent of the Group’s interest in the relevant associate that are not related to the Group.

Revenue recognition

Application Store Revenues

Revenue is recognized when it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

The Group generates revenue principally from the sale of a wide range of mobile applications and contents, such as single-player games, mobile music and books, mobile social games, social network functions and other contents, to mobile handset users. Customers can download and purchase the mobile applications and contents from the Group’s application store, Maopao Platform. The mobile application store is a platform that allows users of mobile phones to browse and download applications and content. The Group has cooperation agreements with handset companies to pre-install the Maopao Platform on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. The Group contracts with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from the Group’s customers on behalf of the Group. In the year ended March 31, 2013, the Company started to contract directly with a mobile network operator in China. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from the Group’s customers by the mobile network operators.

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

Other Revenue

The Group allows mobile service providers and mobile network operators to sell their mobile applications to mobile users through the Group’s Maopao Platform. The Group charges the mobile service providers and mobile network operators a commission based on a percentage of the revenue earned from those applications. The Group recognizes revenue upon receipt of monthly statements from the mobile service providers and mobile network operators.

The Group also generates application store revenues from overseas countries through overseas mobile service providers in the same way disclosed above. The Group recognizes such revenue upon receipt of acknowledgement of successful downloads from these mobile service providers.

Cost of revenues

Cost of revenues primarily includes commissions paid to mobile service providers, mobile network operators, content providers, handset companies and independent payment processing agents. Cost of revenues also includes staff salaries, utilities, depreciation of equipment, and office expenses directly related to the operation of the Maopao Platform. The Group usually pays content providers a percentage of the proceeds that are derived from their content. For certain applications and content titles, the Group makes an insignificant one-time payment to the content provider to acquire all associated rights, all of which are recorded as cost of revenues at the time of payment because such applications and content titles usually have short life cycles and the acquisition cost for each application or content title is relatively low.

Approximately RMB8.3 million, RMB27.3 million and nil accrued costs payable for content and handset software design were reversed into cost of revenues upon the expiration of the statute of limitations in the fiscal years ended March 31, 2011, 2012 and 2013, respectively. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010.

Leases

Leases are classified as operating leases unless the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, which would be classified as finance leases.

The Group as lessee

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

Foreign currencies

In preparing the financial statements of each group entity, transactions in currencies other than the functional currency, which is the currency of the primary economic environment in which the entity operates, of that entity, or foreign currency, are recorded in the respective entities’ functional currency at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising from the settlement of monetary items, and the retranslation of monetary items are recognized in profit or loss in the period in which they arise.

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

The Group reviews its estimate of the number of options that are expected to ultimately vest. The impact of the revision of the estimates during the vesting period, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

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

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Current and deferred tax are recognized in profit or loss.

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

Property and equipment

Property and equipment are stated in the consolidated statements of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

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

Impairment of tangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value, less cost to sell, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

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

Available-for-sale financial assets (AFS financial assets)

As at March 31, 2013, the Group’s AFS financial assets are equity investments in two unlisted companies, established in the PRC, with 5% (RMB800,000) and 1% (RMB100,000) interests in them, respectively; and an investment in a limited partnership of venture capital fund with investment amount of RMB6,267,000 (US$1,000,000).

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

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments. The Group’s financial liabilities are generally classified into financial liabilities at FVTPL and other financial liabilities.

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

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition

Interest expense is recognized on an effective interest basis other than those financial liabilities classified at FVTPL, of which the interest expense is included in change in fair value of financial liabilities designated at FVTPL.

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

Translation into United States Dollars

The financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2108, on March 29, 2013, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 29, 2013, or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following amendments issued by the IASB.

Amendments to IAS 12	Deferred Tax: Recovery of Underlying Assets; and
Amendments to IFRS 7	Financial Instruments: Disclosures-Transfers of Financial Assets

The application of the amendments in the current year did not have a material effect on the amounts reported in these consolidated financial statements and/or disclosures set out in these consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

In May 2011, a package of five standards on consolidation, joint arrangements, associates and disclosures was issued, including IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statement (as revised in 2011) and IAS 28 Investments in Associates and Joint Ventures (as revised in 2011).

IFRS 10 replaces the parts of IAS 27 that deal with consolidated financial statements and SIC 12 Consolidation – Special Purpose Entities will be withdrawn upon the effective date of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is, control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor’s returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

In July 2012, the amendments to IFRS 10, IFRS 11 and IFRS 12 were issued to clarify certain transitional guidance on the application of these IFRSs for the first time.

These five standards, together with the amendments relating to the transitional guidance, are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted provided that all of these five standards are applied at the same time. The directors anticipate that the application of these five standards will be adopted in the Group’s consolidated financial statements for the annual period beginning April 1, 2013. The directors anticipate that the application of these five standards will have no material effect on the Group’s consolidated financial statements.

IFRS 13 Fair Value Measurement establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The directors anticipate that the application of IFRS 13 will have no material effect on the Group’s consolidated financial statements.

The amendments to IAS 1 Presentation of Items of Other Comprehensive Income introduce new terminology for the statement of comprehensive income. Under the amendments to IAS 1, a ‘statement of comprehensive income’ is renamed as a ‘statement of profit or loss and other comprehensive income’. The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require items of other comprehensive income to be grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that may be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis - the amendments do not change the option to present items of other comprehensive income either before tax or net of tax.

The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The directors anticipate that the application of the amendments to IAS 1 will have no material effect on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments (as issued in November 2009) introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Under IFRS 9, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to changes in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. Based on the Group’s financial assets and financial liabilities as at 31 March 2013, the directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of the Group’s available-for-sale investments and is not likely to have significant impact on the amounts of the Group’s other financial assets and liabilities. Regarding the Group’s available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed. The directors have not yet performed a detailed analysis of the impact of the application of IFRS 9 and hence have not yet quantified the extent of the impact.

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

Contractual arrangements with SPEs

The Group believes that its contractual arrangements with Sky, Mijia, Fanyi, Feineng, Sky Investment, Miyi, Najia and Tianchu are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated SPEs are also shareholders or senior managements of the Group and therefore the Group believes that they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated SPEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the SPEs or their shareholders do not act in the best interests of the Group under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Group will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Group’s consolidated SPEs, and its ability to conduct the Group’s business may be adversely affected.

If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•	Revoke the business and operating licenses of the PRC holding entities, SPEs and their subsidiaries;

•	Discontinue or restrict the operations of any related-party transactions among the PRC holding entities, SPEs and their subsidiaries;

•	Impose fines or other requirements on the PRC holding entities, SPEs and their subsidiaries;

•	Require the Company or PRC holding entities, SPEs and their subsidiaries to revise the relevant ownership structure or restructure operations; and/or

•	Restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate the SPEs in its consolidated financial statements as it may lose the ability to exert effective control over the SPEs and their shareholders, and it may lose the ability to receive economic benefits from the SPEs.

Certain equity holders of the SPEs are also shareholders of the Company. The interests of the equity holders of the SPEs may diverge from shareholders of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the SPEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, equity holders of the SPEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the equity holders of the SPEs may encounter in their capacity as beneficial owners and directors of the SPEs. The Company believes the equity holders of the SPEs will not act contrary to any of the contractual arrangements which provide the Company with a mechanism to remove the current equity holders of the SPEs as beneficial shareholders of the SPEs should they act to the detriment of the Company. The Company relies on the current equity holders of SPEs, as directors and executive officers of the Company, to fulfill their fiduciary duties and abide by laws of the PRC and Cayman Islands and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the equity holders of the SPEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

The Company’s ability to control the SPEs also depends on the power of attorney that the PRC holding entities have to vote on all matters requiring shareholder approval in the SPEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

The following is the summarized financial information of the Group’s SPEs which was included in the Company’s consolidated financial statements:

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Total current assets	298,006	391,235	442,741
Total assets	380,924	466,316	522,704

Total current liabilities	90,832	83,726	119,532
Total liabilities	97,364	93,764	128,594

	For the years ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Revenues	672,136	678,228	576,060
Net income	47,685	27,829	13,538

The SPEs contributed an aggregate of 99.5%, 98.9% and 95.8% of the consolidated revenues for the years ended March 31, 2011, 2012 and 2013, respectively. The Company’s operations not conducted through contractual arrangements with the SPEs primarily consist of its overseas business. As of March 31, 2011, 2012 and 2013, the SPEs accounted for an aggregate of 58.0%, 64.9% and 70.5%, respectively, of the consolidated total assets, and 62.8%, 67.7% and 91.8%, respectively, of the consolidated total liabilities. The assets not associated with the SPEs primarily consist of the cash and cash equivalents held by the offshore companies and PRC holding entities.

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

Recognition of deferred tax assets

As at March 31, 2011, 2012 and 2013, the carrying amount of deferred tax assets of the Group are approximately RMB6,656,000, RMB2,210,000 and RMB1,765,000, respectively. No deferred tax asset has been recognized in respect of tax losses of RMB29,663,000, RMB37,998,000 and RMB37,008,000 as at March 31, 2011, 2012 and 2013 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient taxable profit will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. In cases where the actual future profits generated are less or more than expected, a material reversal or recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or recognition takes place.

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

The capital structure of the Group consists of equity attributable to owners of the Company, which includes share capital and reserves.

The Group reviews the capital structure regularly and considers the cost of capital and the risks associated with each class of capital and, to the extent necessary, balances its overall capital structure through the payment of dividends, repurchase of share and issuance of new shares.

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	604,083	673,046	685,824

Available-for-sale investments	—	900	7,167

Financial liabilities
Amortized cost	69,386	76,905	82,289

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances. The carrying amount of the US$ bank account balances was approximately RMB74,789,000 and RMB89,465,000 and RMB87,220,000 as of March 31, 2011, 2012 and 2013, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB3,739,000, RMB4,473,000 and RMB4,361,000 as of March 31, 2011, 2012 and 2013, respectively, with a corresponding decrease or increase in net profit for the respective years. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in RMB, against the foreign currency, US$. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents and loan receivable which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as at March 31, 2011, 2012 and 2013 as the interest rates have not fluctuated significantly in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits and available-for-sale investments of RMB604,083,000, RMB673,946,000 and RMB692,991,000 as of March 31, 2011, 2012 and 2013, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB81,398,000, RMB81,681,000 and RMB36,828,000, respectively, as of March 31, 2011, 2012 and 2013. The Group also had nil, RMB7,157,000 and RMB28,196,000 trade receivables from mobile network operators as of March 31, 2011, 2012 and 2013, respectively, and the credit risk of these receivables were very low. In order to minimize the credit risk of trade receivables from mobile service providers, the Group assesses the credit worthiness of the mobile service providers prior to contracting with them. In addition, the Group allocates revenue payments among mobile service providers based on their payment history and the assessment of their relationship with the mobile network operators which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers and mobile network operators. As at March 31, 2011, 2012 and 2013, ten mobile service providers or mobile network operators accounted for approximately RMB53,253,000, RMB64,812,000 and RMB51,892,000, or 65%, 73% and 80% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

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

	On demand or less than 1 month	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000

March 31, 2011
Trade and other payables	68,491	68,491
Amounts due to related parties	895	895

	69,386	69,386

March 31, 2012
Trade and other payables	76,034	76,034
Amounts due to related parties	871	871

	76,905	76,905

March 31, 2013
Trade and other payables	78,235	78,235
Amounts due to related parties	4,054	4,054

	82,289	82,289

Fair value

The carrying amounts of all financial assets (except for the AFS equity investments) and financial liabilities as at March 31, 2011, 2012 and 2013 are recorded at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost. Such amounts approximate their fair value.

Fair value measurement recognized in the consolidated statements of financial position

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

The convertible redeemable preferred shares and warrants of the Group were measured at fair value as at April 1, 2010 and were categorized as Level 3 based on the degree to which the fair value is observable. There were no transfers between Level 1 and 2 in the period presented. A reconciliation from the beginning balance to the ending balance of Level 3 fair value measurements of financial liabilities is presented in Note 20.

In addition, the investment at FVTPL was also measured at fair value at the end of each reporting period and is categorized as Level 3. A reconciliation of Level 3 fair value measurements of financial assets is as follows:

Investments
RMB’000

At April 1, 2010	15,442
Total gain included in profit or loss	404
Redemption	(15,846)

At March 31, 2011, 2012 and 2013	—

6.	REVENUES AND SEGMENT INFORMATION

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Application store revenues	598,782	546,117	381,573
Maopao Community revenues through K currency	60,050	110,536	177,658
Other revenues	16,462	28,910	41,876

Total	675,294	685,563	601,107

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

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Indonesia and other countries. The following table sets forth revenues by geographic area:

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

PRC	672,649	672,195	581,442
Non-PRC	2,645	13,368	19,665

Total	675,294	685,563	601,107

Information about major customers

During the three years ended March 31, 2011, 2012 and 2013, there was no customer that individually accounted for over 10% of the Group’s total revenue.

7.	OTHER OPERATIING INCOME, NET

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Government grant	—	2,091	2,931
Gain on derecognition of a subsidiary	—	1,930	—
Others	—	(346)	(611)

Total	—	3,675	2,320

8.	OTHER GAINS AND LOSSES

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Interest income	2,726	12,110	16,209
Change in fair value of investment at FVTPL	404	—	—
Income on loan receivable	193	450	—
Exchange gain (loss)	7,941	(3,266)	(429)
Others	(85)	2,355	(249)

Total	11,179	11,649	15,531

9.	PROFIT BEFORE TAX

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Profit before tax has been arrived at after charging:
Staff salary and other benefits	96,882	112,416	100,106
Retirement benefit scheme contributions	1,511	1,843	2,095
Share-based compensation (Note 22)	50,290	45,683	24,457

Total staff costs	148,683	159,942	126,658

Depreciation of property and equipment	15,601	21,082	21,596
Loss on disposal of property and equipment	44	—	68
Operating lease rentals in respect of rented premises	8,325	8,582	10,192
Bad debt written off	2,041	2,361	3,693

10.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income tax.

PRC

On January 1, 2008, a new Enterprise Income Tax Law (the “New EIT Law”) in China took effect. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises.

In 2007, Sky was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. On April 24, 2009, the PRC government promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on EIT which allows Software Enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law. The first profit-making year of Sky was 2008. As a result, Sky was subject to a tax rate of 12.5% for calendar year 2011 and 2012. In 2011, Sky obtained the “high and new technology enterprise” (“HNTE”) status under the New EIT Law. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. As a result, Sky was subject to a tax rate of 15% for calendar year 2013.

In 2009, Mijia was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mijia was 2010. As a result, Mijia’s EIT rates are 0%, 12.5%, 12.5% for calendar year 2011, 2012 and 2013, respectively.

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Current tax expense:
PRC enterprise income tax	5,147	—	2,288
Over provision in prior years	—	(844)	—
Deferred tax	(10,514)	4,446	445

Total	(5,367)	3,602	2,733

The tax expense (credit) can be reconciled to the profit per the consolidated statements of comprehensive income as follows:

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Profit before tax	130,194	36,531	19,989

Income tax expense at PRC tax rate of 25% (i)	32,549	9,133	4,997
Tax effect of:
Gain on changes in fair value of convertible redeemable preferred shares and warrants that are not deductible for tax purpose	(31,575)	—	—
Non-deductible share-based compensation	12,573	11,421	6,114
Non-deductible finance cost	1,083	—	—
Other non-deductible expenses	4,296	1,640	1,957
Tax incentives relating to research and development expenditures	(2,789)	(2,898)	(6,470)
Tax exemption and concession to PRC subsidiaries	(23,236)	(14,897)	(2,747)
Tax effect of deferred tax assets not recognized from deductible temporary differences	2,621	(2,037)	(831)
Tax effect of utilization of tax loss not recognized previously and unused tax loss not recognized	7,416	2,084	(247)
Withholding income tax provision on dividend from PRC subsidiaries	(8,305)	—	—
Others	—	(844)	(40)

Tax expense (credit) for the year	(5,367)	3,602	2,733

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

Without tax exemption and tax concession, PRC enterprise income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Increase in PRC income tax	23,236	14,897	2, 747

Increase (decrease) in deferred tax	(2,804)	5,042	445

Decrease in basic and diluted earnings per share	RMB0.11	RMB0.08	RMB0.01

As of March 31, 2011, 2012 and 2013, the Group has unused tax losses of RMB29,663,000, RMB37,998,000 and RMB37,008,000 available for offset against future profits that may be carried forward until calendar year 2017. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

The following table reflects the movements in deferred tax assets (liabilities):

	Withholding tax on undistributed earnings	Accrued expenses	Total
	RMB’000	RMB’000	RMB’000
Balance at April 1, 2010	(8,305)	4,447	(3,858)
Credit to profit or loss during the year	8,305	2,209	10,514

Balance at March 31, 2011	—	6,656	6,656
Charge to profit or loss during the year	—	(4,446)	(4,446)

Balance at March 31, 2012	—	2,210	2,210
Charge to profit or loss during the year	—	(445)	(445)

Balance at March 31, 2013	—	1,765	1,765

The following is the analysis of the deferred tax balances for financial reporting purposes

	At March 31,
	2010	2011	2012
	RMB’000	RMB’000	RMB’000
Deferred tax assets	6,656	2,210	1,765

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

The Group declared dividends in March 2010 and May 2010, however, the Group has no plan to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries and consolidated SPEs of approximately RMB204,262,000, RMB230,009,000 and RMB240,163,000 at March 31, 2011, 2012 and 2013, respectively. As at March 31, 2011, 2012 and 2013, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

During the year ended March 31, 2011, the Group paid the aforementioned dividend in a tax-free manner and, therefore, the related deferred tax liability balance as at March 31, 2010 was released to profit and loss.

11.	EARNINGS PER SHARE

Holders of the Group’s Restricted Shares (Note 22) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use, the Restricted Shares are considered participating and basic earnings per share has been computed using the two-class method as follows:

	Years Ended March 31,
	2011	2012	2013
Profit for the year attributable to the owners of the Company (RMB’000)	136,310	32,969	17,112
Less: amount allocated to restricted shares (RMB’000)	(1,032)	(602)	(221)

Profit for the year for the purpose of basic earnings per share	135,278	32,367	16,891
Gains on changes in fair value of convertible redeemable preferred shares	(106,684)	—	—
Finance cost	4,333	—	—
Gains on changes in fair value of warrants	(7,377)	—	—
Foreign exchange gains related to preferred shares and warrants	(12,240)	—	—

Profit for the year for the purpose of diluted earnings per share	13,310	32,367	16,891

Weighted average common shares outstanding - basic	182,010,313	257,428,502	255,983,883
Share options	324,570	841,857	—
Convertible redeemable preferred shares	35,342,466	—	—
Warrants	2,119,714	—	—

Weighted average common shares outstanding - diluted	219,797,063	258,270,359	255,983,883

Basic earnings per share	0.74	0.13	0.07

Diluted earnings per share	0.06	0.13	0.07

The computation of diluted earnings per share for the year ended March 31, 2013 does not assume the exercise of the Company’s options because the exercise price of those options was higher than the average market price for shares.

12.	DIVIDENDS

In May 2010, the Company declared dividends of RMB13,000,000 (RMB0.11 per share) to its common shareholders. The Company also approved a payment to its preferred shareholders, who had participating rights, in the amount of RMB4,333,000 for the year ended March 31, 2011, which has been recorded as a finance cost in the consolidated statements of comprehensive income. Such amounts were paid during the year ended March 31, 2011.

13.	CASH AND CASH EQUIVALENTS / TERM DEPOSITS

Cash and cash equivalents of the Group are mainly denominated in RMB and US$. The cash balances carried an average interest rate of 1.17%, 1.20% and 1.06% per annum as of March 31, 2011, 2012 and 2013, respectively.

Term deposits had an average interest rate of 3.30%, 3.30% and 3.12% per annum at March 31, 2011, 2012 and 2013, respectively.

14.	INVESTMENT AT FVTPL

In May 2009, the Group invested RMB15,000,000 in a principal-protected deposit with a commercial bank in China having a one-year term expiring in May 2010. The investment guarantees a rate of return ranging from 2.25% to 6%, which varies based on an exchange rate of US$ against Euro during the contract period. This investment was designated as FVTPL upon initial recognition as the contract contains foreign currency embedded derivative and was stated at fair value. The principal and related returns were collected upon the expiration in May 2010.

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

16.	TRADE AND OTHER RECEIVABLES

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Trade receivables	81,398	88,838	65,024
Deposits and other receivables	2,264	6,609	9,406
Prepayments	2,519	7,925	5,844

Total	86,181	103,372	80,274

The Group normally grants credit for a period of 90 days to its mobile service providers and mobile network operators.

Aging of trade receivables which are past due but not impaired:

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
91 – 120 days	783	1,910	4,996

The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off RMB2,041,000, RMB2,361,000 and RMB3,693,000 trade and other receivables during the year ended March 31, 2011, 2012 and 2013, respectively, due to mobile network operators unilaterally terminating services provided by certain mobile service providers. The Group does not believe such termination of services provided by mobile service providers is foreseeable.

17.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At April 1, 2010	30,279	765	683	2,117	274	34,118
Additions	23,824	1,173	—	2,390	602	27,989
Disposals	(356)	—	(31)	—	—	(387)

At March 31, 2011	53,747	1,938	652	4,507	876	61,720
Additions	10,809	—	37	—	—	10,846
Derecognition of a subsidiary	(148)	(42)	—	—	—	(190)
Disposals	(341)	—	(7)	—	—	(348)

At March 31, 2012	64,067	1,896	682	4,507	876	72,028
Additions	3,833	39	146	39	—	4,057
Disposals	(1,107)	(48)	(26)	—	—	(1,181)

At March 31, 2013	66,793	1,887	802	4,546	876	74,904

Depreciation:
At April 1, 2010	(2,669)	(20)	(91)	(216)	(76)	(3,072)
Charge for the year	(13,688)	(317)	(192)	(1,241)	(163)	(15,601)
Eliminated on disposals	216	—	22	—	—	238

At March 31, 2011	(16,141)	(337)	(261)	(1,457)	(239)	(18,435)
Charge for the year	(18,833)	(379)	(203)	(1,492)	(175)	(21,082)
Derecognition of a subsidiary	33	4	—	—	—	37
Eliminated on disposals	301	—	7	—	—	308

At March 31, 2012	(34,640)	(712)	(457)	(2,949)	(414)	(39,172)
Charge for the year	(19,386)	(376)	(199)	(1,460)	(175)	(21,596)
Eliminated on disposals	994	18	22	—	—	1,034

At March 31, 2013	(53,032)	(1,070)	(634)	(4,409)	(589)	(59,734)

Carrying values
At March 31, 2011	37,606	1,601	391	3,050	637	43,285

At March 31, 2012	29,427	1,184	225	1,558	462	32,856

At March 31, 2013	13,761	817	168	137	287	15,170

18.	INTEREST IN ASSOCIATES

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000

Cumulative cost of investments in associates	13,110	14,710	38,669
Cumulative share of results of associates	(7,350)	(8,236)	(9,171)
Impairment of investment in an associate (i)	(5,760)	(5,760)	(7,127)

	—	714	22,371

(i)	The Group recognized impairment of RMB5,760,000 in respect of its investment in Hangzhou Guanzhun Technologies Co., Ltd. (“Guanzhun”) during the year ended March 31, 2011, and impairment of RMB1,367,000 in respect of its investment in Beijing DigiMobi Studio Co., Ltd. (“DigiMobi”) during the year ended March 31, 2013, respectively, due to the poor business performance and negative discounted cash flow forecast of the two investees. The investment balances for these associates have been fully written off after the impairment charges.

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of registered capital held by the Group			Principal activities
		March 31,
Name of associates	RMB	2011	2012	2013
		%	%	%
Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd. (a)	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd. (b)	300,000	33%	33%	33%	Mobile application and content provider
Guanzhun (c)	15,000,000	45%	45%	45%	Development of mobile application software
Shenzhen Heisha Technologies Co., Ltd. (d)	11,445,878	Nil	31%	31%	Provision of mobile application service
Beijing Brtech Co., Ltd. (e)	1,176,500	Nil	Nil	15%	Development of mobile application software
Shanghai Mihoyo Network Technology Co., Ltd. (f)	1,070,000	Nil	Nil	15%	Development of mobile application software
DigiMobi (g)	117,647	Nil	Nil	15%	Development of mobile application software
Shanghai Fangcun Information Technology Co., Ltd. (h)	1,250,000	Nil	Nil	20%	Development of mobile application software
Shanghai Gameba Co., Ltd. (i)	375,000	Nil	Nil	15%	Development of mobile application software
Hangzhou Mr. Glee Tech. Co., Ltd. (j)	1,430,600	Nil	Nil	10%	Development of mobile application software
Beijing Dream Sky Technology Ltd. (k)	125,000	Nil	Nil	20%	Development of mobile application software
Hangzhou Taiku Technologies Co., Ltd. (l)	8,500,000	Nil	Nil	65%	Operation of mobile video services
Hangzhou Breaking Dawn Network Technologies Co. Ltd. (m)	2,300,000	Nil	Nil	70%	Operation of mobile leisure games

(a)	In March 2009, the Group acquired 37% of the equity interest in Zhang Xing Wu Xian Technologies (Beijing) Co. Ltd for cash consideration of RMB500,000.
(b)	In February 2009, Mijia, together with another two individuals independent from the entities within the Group, established Hangzhou Sibi Technologies Co., Ltd (“Sibi”). Mijia invested RMB100,000 and obtained a 33.3% equity interest in Sibi.
(c)	In September 2009, Sky, together with the holder of the convertible redeemable preferred shares and a group of individuals independent from the entities within the Group, established Guanzhun. Sky contributed RMB12,510,000 and obtained a 45% equity interest in Guanzhun.
(d)	The Group held 65% interest of Shenzhen Heisha Technologies Co., Ltd. (“Heisha”) and consolidated it before April 2011. In April 2011, the Group partially disposed its interests in Heisha and retained 31% equity interest, the fair value of the remaining 31% interest of Heisha was approximately RMB 1,600,000 (Note 24).
(e)	In April 2012, Sky Investment acquired 15% of the equity interest in Beijing Brtech Co., Ltd. (“Brtech”) for a cash consideration of RMB2,200,000. One out of three directors of Brtech is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Brtech, therefore, Brtech is considered as an associate.

(f)	In June 2012, Sky Investment acquired 15% of the equity interest in Shanghai Mihoyo Network Technology Co., Ltd. (“Mihoyo”) for a cash consideration of RMB1,000,000. One out of three directors of Mihoyo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mihoyo, therefore, Mihoyo is considered as an associate.
(g)	In July 2012, Sky Investment acquired 15% of the equity interest in DigiMobi for a cash consideration of RMB1,500,000. One out of three directors of DigiMobi is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of DigiMobi, therefore, DigiMobi is considered as an associate.
(h)	In July 2012, Sky Investment acquired 12% of the equity interest in Shanghai Fangcun Information Technology Co., Ltd. (“Fangcun”) for a cash consideration of RMB2,500,000. In March 2013, Sky Investment further invested RMB2,500,000 and obtained 8% equity interest in Fangcun. After that, Sky Investment held 20% of the equity interest in Fangcun. One out of three directors of Fangcun is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Fangcun, therefore, Fangcun is considered as an associate.
(i)	In October 2012, Sky Investment acquired 15% of the equity interest in Shanghai Gameba Co., Ltd. (“Gameba”) for a cash consideration of RMB1,125,000. One out of three directors of Gameba is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Gameba, therefore, Gameba is considered as an associate.
(j)	In October 2012, Sky Investment acquired 10% of the equity interest in Hangzhou Mr. Glee Tech. Co., Ltd. (“Mr. Glee”) for a cash consideration of RMB5,000,000. One out of three directors of Mr. Glee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mr. Glee, therefore, Mr. Glee is considered as an associate.
(k)	In November 2012, Sky Investment acquired 20% of the equity interest in Beijing Dream Sky Technology Ltd. for a cash consideration of RMB1,000,000.
(l)	In January 2013. Sky, together with another two independent individuals, established Hangzhou Taiku Technologies Co., Ltd. (“Taiku”). Sky invested RMB5,525,000 and obtained a 65% equity interest in Taiku. Only one out of three directors of Taiku is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Taiku. Therefore, Taiku is considered as an associate.
(m)	In January 2013, Sky, together with another two independent individuals, established Hangzhou Breaking Dawn Network Technologies Co. Ltd. (“Breaking Dawn”). Sky invested RMB1,610,000 and obtained a 70% equity interest in Breaking Dawn. Only one out of three directors of Breaking Dawn is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Breaking Dawn. Therefore, Breaking Dawn is considered as an associate.

A summary of financial information in respect of the Group’s associates is set out below:

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Total assets	8,692	17,208	36,872
Total liabilities	9,565	13,918	12,072

Net assets	(873)	3,290	24,800

Group’s share of net assets of associates	—	714	22,371

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Total revenue	3,495	14,869	16,198
Loss for the year	5,423	7,760	14,306
Group’s share of loss of associates	6,012	886	935

19.	TRADE AND OTHER PAYABLES

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Trade payable	53,249	71,608	70,571
Accrued payroll and employee welfare	19,662	19,927	10,621
Other taxes payable	8,428	6,239	6,420
Payable for acquisition of property and equipment	891	398	1,031
Accrued commission	27,320	—	—
Accrued expenses	11,878	6,793	6,511
Advance from customers	7,659	12,939	20,332
Other payables	6,692	4,028	6,633

Total	135,779	121,932	122,119

20.	CONVERTIBLE REDEEMABLE PREFERRED SHARES AND WARRANTS

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

Dividends:

Subject to the provisions of the laws of the Cayman Islands, no cash dividends shall be declared or paid on the common shares, unless and until a dividend-in-like amount is declared or paid on each outstanding Series A Share on an as-if-converted basis.

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

The Company had designated the Series A Shares and warrants as financial liabilities carried at FVTPL. The change in fair value of the Series A Shares and warrants was charged to profit or loss. The movement of the Series A Shares and warrants was set out below:

	Series A Shares	Warrants
	RMB’000	RMB’000
At April 1, 2010	451,491	27,188
Change of fair value included in profit or loss	(106,684)	(7,377)
Exchange gain	(11,682)	(558)
Converted and exercised	(333,125)	(19,253)

At March 31, 2011, 2012 and 2013	—	—

21.	SHARE CAPITAL

			Legal
	Accounting number of shares		Number of shares	Amount	Amount
				US$	RMB’000
Common shares
Authorized:
At April 1, 2010 of US$0.01 each	937,857,200	(i)	4,689,286	46,893	338

Share split	—	(iv)	933,167,914	—	—

As of March 31, 2011, 2012 and 2013	937,857,200		937,857,200	46,893	338

Issued and fully paid:
At April 1, 2010 (of US$0.01 each)	141,666,600		750,000	7,500	57
Restricted share vested	8,333,400		—	—	—
Issue of new shares upon modification of convertible redeemable preferred shares	5,000,000	(ii)	25,000	250	2
Share split	—	(iv)	154,225,000	—	—

	155,000,000		155,000,000	7,750	59
Issue of new shares upon IPO	49,000,000	(iii)	49,000,000	2,450	15
Conversion of Series A Shares upon IPO	50,000,000	(iii)	50,000,000	2,500	17
Exercise of warrants upon IPO	3,389,800	(iii)	3,389,800	169	1

At March 31, 2011 (of US$0.00005 each)	257,389,800		257,389,800	12,869	92
Exercise of share options	784,800	(v)	784,800	39	—

At March 31, 2012 (of US$0.00005 each)	258,174,600		258,174,600	12,908	92
Exercise of share options	732,248	(vi)	732,248	37	—
Restricted share vested	697,916	(vi)	697,916	35	—
Cancellation of repurchased shares	(9,192,816	)(vii)	(9,192,816)	(460)	(3)

At March 31, 2013 (of US$0.00005 each)	250,411,948		250,411,948	12,908	89

Series A Shares of US$0.01 each
Authorized:
At April 1, 2010	62,142,800	(i)	310,714	3,107	22
Share Split	—	(iv)	61,832,086	—	—

At March 31, 2011, 2012 and 2013	62,142,800		62,142,800	3,107	22

Issued and fully paid:
At April 1, 2010	50,000,000		250,000	2,500	19
Share Split	—	(iv)	49,750,000	—	—
Conversion of Series A Shares upon IPO	(50,000,000)		(50,000,000)	(2,500)	(19)

At March 31, 2011, 2012 and 2013	—		—	—	—

(i)	Sky-mobi Limited was incorporated on April 20, 2007. The authorized share capital of Sky-mobi Limited is approximately RMB360,000 (US$50,000) divided into 50,000 shares (par value of US$1 per share). On July 20, 2007, the issued and unissued share of US$1 each in the capital of Sky-mobi Limited is sub-divided into 100 shares of par value of US$0.01, and designate the shares into 310,714 Series A Shares and 4,689,286 common shares.
(ii)	In March 2010, the Group recorded the intrinsic value of the 5,000,000 shares of RMB44,439,000 (US$6,519,000), equal to the fair value of the common shares on March 1, 2010 less the exercise price of US$250, as a loss on modification of convertible redeemable preferred shares in the consolidated statements of comprehensive income with a corresponding increase in share-settled reserves. During the year ended March 31, 2011, the Company issued the 5,000,000 shares and received the cash consideration of RMB2,000 (US$250).
(iii)	In December 2010, the Group had a successful IPO launch in NASDAQ. 49,000,000 shares of US$0.00005 each were issued at an aggregate amount of US$45,570,000. Upon completion of the IPO, the Series A Shares were converted and the warrants were exercised.

(iv)	In November 2010, the Company approved a 200-for-1 share split on both its common and preferred shares. Subsequent to the split, the Company had authorized 937,857,200 (155,000,000 issued and fully paid) common shares with a par value of US$0.00005 per share and 62,142,800 Series A Shares with a par value of US$0.00005 per share.
(v)	In March 2012, 784,800 fully vested options were exercised and converted into 784,800 common shares with a par value of US$0.00005 per share. The RMB1,284,000 exercise price which was not received by the end of March 31, 2012 was recorded as a subscription receivable. Such amount is received during the year ended March 31, 2013.
(vi)	During the year ended March 31, 2013, 732,248 fully vested options were exercised and converted into 732,248 common shares with a par value of US$0.00005 per share, and 697,916 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.
(vii)	On August 12, 2012, the Board of Directors authorized the Company to repurchase up to US$10 million of its common shares on the open market during the period from August 13, 2012 to August 12, 2013. As of March 31, 2013, the Company has repurchased 15,173,920 common shares for a total consideration of RMB25,307,610 (US$4,086,010). And the Company cancelled 9,192,816 common shares which were repurchased during the year ended March 31, 2013. The remaining 5,981,104 common shares repurchased are still outstanding and will be cancelled subsequently.

22.	SHARE-BASED PAYMENTS

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

During the years ended March 31, 2011, 2012 and 2013 the Company granted 4,964,000, nil and nil share options under the Plan to executives and senior employees. These options have an exercise price ranging from RMB1.775 (US$0.26) to RMB 6.548 (US$1.00) and vest ratably over the four-years following the grant date.

For the option granted prior to the Company’s IPO, the Group used generally accepted valuation methodologies, including the discounted cash flow approach and the guideline company’s approach, which incorporates certain assumptions including the market performance of comparable listed companies, projected financial results and growth trends of the Company, weighted average cost of capital (“WACC”), terminal growth rate to derive the total equity value of the Company for the purpose of determining the fair value of option. And the fair value of the common shares underlying the options was determined based on current market value for options granted subsequent to the Company’s IPO.

The Group used the Black-Scholes option pricing model to estimate the fair value of the aforementioned share options using the following assumptions:

Year ended March 31, 2011
Average risk-free interest rate	1.13% - 3.69%
Average expected volatility	61% - 65%
Average dividend yield	0%
Average expected life	4-6 years

The risk-free interest rate was based on the US treasury bond yield curve as of the valuation date for a period commensurate with the expected life. The expected volatility was estimated based on the historical daily share price volatility of comparable companies over a historical period commensurate with the expected life of the options. The Group does not expect to declare dividends in the future except for the dividend declared in May 2010. The expected life is estimated based on the Group’s estimates of the exercise period.

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB
Outstanding on April 1, 2010	6,385,400	1.775	6.9 years
Granted on April 1, 2010	1,443,600	1.775	7.0 years
Granted on September 15, 2010	3,320,400	1.775	7.5 years
Granted on January 6, 2011	100,000	6.548	7.8 years
Granted on January 9, 2011	100,000	6.548	7.8 years
Forfeited	(78,350)	1.775

Outstanding on March 31, 2011	11,271,050	1.865	7.1 years
Forfeited	(1,964,600)	1.775
Exercised	(784,800)	1.775

Outstanding on March 31, 2012	8,521,650	1.907	6.5 years
Forfeited	(1,101,967)	1.775
Exercised	(732,248)	1.775

Outstanding on March 31, 2013	6,687,435	1.993	5.1 years

Total grant date fair value of options granted on April 1, 2010, September 15, 2010, January 6, 2011 and January 9, 2011 was approximately RMB10,796,000, RMB28,306,000, RMB259,000 and RMB259,000, respectively.

The Company recorded compensation expense of RMB27,922,000, RMB22,853,000 and RMB8,357,000 for the years ended March 31, 2011, 2012 and 2013, respectively.

Options exercisable were 500,000, 2,123,900 and 3,385,035 as of March 31, 2011, 2012 and 2013, respectively.

In respect of the share options exercised during the year ended March 31, 2013, the weighted average share price at the dates of exercise was RMB1.849 per share.

Restricted Shares

On August 2, 2007, concurrent with the issuance of the Series A Shares, certain founders of the Company, who are also employees of the Group, entered into an arrangement whereby 75,000,000 of their 150,000,000 common shares became subject to repurchase (“Restricted Shares”). The Restricted Shares may be repurchased by the Company in the event of the voluntary or involuntary termination of the employment at a purchase price equal to the par value of the Restricted Shares. The repurchase right terminates in 36 equal monthly installments. The founders retain the voting and dividend rights of, but are restricted to sell, such non-vested restricted shares. This arrangement has been accounted for as a reverse share split followed by the grant of a restricted share award under a performance-based plan as the founders are employees of the Group. Accordingly, the Group measured the fair value of the Restricted Shares as of August 2, 2007, or RMB0.22 (US$0.03) per share, and recognized the total amount of approximately RMB16,420,000 as compensation expense over the three year deemed service, or vesting, period. During the years ended March 31, 2011, 2012 and 2013, the Group recognized RMB130,000, nil and nil as compensation expense, respectively.

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognizes the total amount of approximately RMB62,351,000 as compensation expense over the five year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2011, 2012 and 2013, the Group recognized RMB22,238,000, RMB22,238,000 and RMB9,768,000 as compensation expense, respectively.

On March 7, 2012, the Group issued 4,038,176 restricted shares to its employees. At the same time, Xplane also granted 3,340,400 of Sky-mobi’s restricted shares to employees of the Group. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. 25% of the total 7,378,576 restricted shares vest on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB2.88 (US$0.46). The Group recognizes the total amount of RMB21,327,000 as compensation expense over the four year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2012 and 2013, the Group recognized RMB592,000 and RMB6,332,000, respectively, as compensation expense.

23.	RELATED PARTY TRANSACTIONS

(a) Related party balances

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Amounts due from related parties
Non-trade balances
Amount due from an associate
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	489	—	—
— Hangzhou TaiKu Technologies Co. Ltd.	—	—	306
— Hangzhou Breaking Dawn Network Technologies Co. Ltd.	—	—	92
Amounts due from shareholders
— Xplane Ltd.	—	126	125

	489	126	523

The amounts due from related parties are unsecured, non-interest bearing and repayable on demand.

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Amounts due to related parties
Trade balances
Amounts due to associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	239	274	577
— Hangzhou Sibi Technologies Co., Ltd.	656	597	426
— Beijing Brtech Co., Ltd.	—	—	127
— Hangzhou Breaking Dawn Network Technologies Co. Ltd.	—	—	2,924

	895	871	4,054

The amounts due to associates are trading in nature. The related party balances are unsecured, non-interest bearing and repayable on demand.

(b) Related party transactions

During the years ended March 31, 2011, 2012 and 2013, respectively, significant related party transactions were as follows:

	Years Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Cost of revenues (for content)
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	1,559	1,822	357
— Hangzhou Sibi Technologies Co., Ltd.	1,856	3,724	2,271
— Beijing Brtech Co., Ltd.	—	—	982
— Hangzhou Breaking Dawn Network Technologies Co. Ltd.	—	—	2,924

	3,415	5,546	6,534

Beijing Speedpay Technology Co., Ltd., in which the Company’s director, Mr. Kui Zhou, has significant influence over it, provides payment processing services to the Group. During the years ended March 31, 2011, 2012 and 2013, the Group paid a total of RMB510,400, RMB1,373,200 and RMB1,279,500, respectively, to Beijing Speedpay Technology Co., Ltd.

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Salary and other benefits	2,226	6,548	6,152
Retirement benefit contribution	11	20	22
Share-based compensation	15,114	18,472	8,393

Total	17,351	25,040	14,567

24.	DERECOGNITION AND PARTIAL DISPOSAL OF SUBSIDIARIES

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

During the year ended March 31, 2013, the Group disposed 12.5% equity interest in Sky Technologies International Limited (“Sky Tech”) for a cash consideration of RMB 2,001,000. After the sale, the Group still held 87.5% shares and retained control over Sky Tech. The transaction was accounted for as an equity transaction. The carrying amounts of the Group’s interests and the non-controlling interests were adjusted to reflect the changes in their relative interests in this subsidiary. The difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration received was recognized directly in equity.

25.	OPERATING LEASES

The Group has operating lease agreements principally for its office properties in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	At March 31,
	2011	2012	2013
	RMB’000	RMB’000	RMB’000
Within one year	9,038	8,211	15,849
In the second to fifth years, inclusive	755	16,042	9,122

Total	9,793	24,253	24,971

26.	CAPITAL COMMITMENTS

The Group’s commitments for capital injections contracted for but not provided in the consolidated financial statements in respect of investment in a limited partnership of venture capital fund is nil, nil, and RMB6,210,800 (US$1,000,000) as of March 31, 2011, 2012, and 2013, respectively.

27.	PROFIT APPROPRIATION

Pursuant to the relevant laws and regulations in the PRC applicable to foreign-investment corporations, the Group’s PRC subsidiaries are required to maintain a statutory reserve which is non-distributable. They are required to transfer 10% of their profit after taxation, as determined on a calendar year basis and in accordance with relevant accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”), if any, to the statutory reserve until the balance reaches 50% of their registered capital. The amount of this statutory reserve is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity. These reserves are not distributable as cash dividends. The difference between the net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of PRC subsidiaries represents amounts that are free of restriction. Such amounts differ from the amounts under IFRS due to accounting differences between PRC GAAP and IFRS.

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to 500,000, RMB1,000,000 and RMB1,000,000 as of March 31, 2011, 2012 and 2013, respectively. The Group’s PRC subsidiaries have not allocated any of their after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB102,541,680 as of March 31, 2013 was considered restricted due to restrictions on the distribution of registered share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB106,371,000, RMB108,042,000 and RMB112,734,000 as of March 31, 2011, 2012 and 2013, respectively.

28.	SUBSEQUENT EVENT

On April 15, 2013, the Company issued 100,000 restricted shares to Mr. Jimmy Lai, the Company’s newly appointed independent director and member of the audit committee. Mr. Jimmy Lai retains the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. The 100,000 shares vest 25% on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB1.24 (US$0.20). The Group will recognize the total amount of RMB124,000 as compensation expense over the four year deemed service, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity.

In June 2013, the Group established Hangzhou Qianlong Technology Limited (“Qianlong”), with Li Ou, the director and chief technology officer of the Company, to carry out the mobile games development and operation related business. The Group and Li Ou signed definitive agreements to contribute RMB 10,000,000 and RMB 15,000,000 into Qianlong, and hold a 40% equity interest and a 60% equity interest in Qianlong, respectively. The Group also expects to enter into a RMB 25,000,000 loan agreement with Qianlong to fund its future operations. The loan will bear a 3% annual interest rate and mature in 2015 and can only be used to develop Qianlong’s business. In order to focus on the management of Qianlong, Li Ou is in the process of resigning from the role of director and chief technology officer from the Company, as well as from other similar roles in our consolidated subsidiaries. The Group appoints one of the three directors of Qianlong, exercises significant influence over the financial and operational policies of Qianlong, and therefore, the Group will use equity method to account for this investment. This transaction has been unanimously approved by the Board and the audit committee.

In June 2013, Sky Tech issued additional shares to the Group at par value, which was agreed by the Group and the minority shareholder. After the share issuance, the Group and the minority shareholder held 90% and 10% shares of Sky Tech, respectively. Then the Group disposed 30% equity interest in Sky Tech to two management members of the Company for a cash consideration of RMB 6,000,000. After the sale, the Group still held 60% shares and retained control over Sky Tech. The transaction will be accounted for as an equity transaction. This transaction has been unanimously approved by the Board and the audit committee.

29.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on June 28, 2013.

* * * * *