Form 20-F
period 2014-03-31
SKY-MOBI Ltd
filed 2014-07-30
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014.

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

John Bi, Chief Financial Officer

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

239,461,886 common shares of par value US$0.00005 per share, as of March 31, 2014.

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

In this annual report, unless otherwise indicated, (1) “we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “SPEs” refers to Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, Hangzhou Feineng Technologies Co., Ltd., or Feineng, Hangzhou Miyi Technologies Co., Ltd., or Miyi, Hangzhou Najia Technologies Co., Ltd., or Najia, Shanghai Tianchu Technologies Co., Ltd., or Tianchu, Hangzhou Kaimi Technologies Co., Ltd. or Kaimi, Hangzhou Dangyi Technologies Co., Ltd. or Dangyi, Nanjing Zunqi Network Information Technologies Co., Ltd. or Zunqi, Nanjing Geyuan Information Technologies Co., Ltd. or Geyuan, Shanghai Mugu Business Information Consulting Co., Ltd, or Mugu, Shenzhen Feidong Network Technologies Co., Ltd., or Feidong, Chengdu Weipin Technologies Co., Ltd., or Weipin, and Hangzhou Sky Investment Co., Ltd., or Sky Investment; (3) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (4) “shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts which evidence our ADSs; (5) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.2164 to US$1.00, the noon buying rate in effect as of March 31, 2014, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2014, or at any other rate.

“Maopao platform” or “Maopao platform products” refers to, collectively, our Maopao products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community and Maopao Browser.

The number of downloads of applications and content titles on Maopao platform refers to the number of requests made by our users for downloading a particular application or a content title, or for authorization to access specific features of a particular application or a content title from Maopao platform. Multiple download requests may be made by a user for an application depending on the complexity of the application and whether interruptions occurred during the downloading process.

When calculating the number of Maopao platform users, we count a handset with a particular SIM card to access Maopao platform as one user. Therefore, an individual who accesses Maopao platform through one handset with two SIM cards will be counted as two users, while an individual who accesses Maopao platform through two handsets using the same SIM card will also be counted as two users.

The number of active Maopao Community members refers to the number of registered members who logged on to the Maopao Community at least twice a month for the relevant period.

“Fiscal 2012”, “fiscal 2013” and “fiscal 2014” represent the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

This annual report on Form 20-F includes our audited consolidated statements of operations for the fiscal years ended March 31, 2012, 2013 and 2014, and consolidated balance sheet data as of March 31, 2012, 2013 and 2014.

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

We have derived our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended March 31, 2012, 2013 and 2014 and the selected consolidated statement of financial position data as of March 31, 2012, 2013 and 2014 from our audited consolidated financial statements included in this annual report. Our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended March 31, 2010 and 2011 and the selected consolidated statement of financial position data as of March 31, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except number of shares and per share data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	544,258	675,294	685,563	601,107	485,551	78,108
Cost of revenues from third parties	(353,106)	(461,422)	(465,479)	(412,246)	(339,982)	(54,691)
Cost of revenues from related parties	(1,245)	(3,415)	(5,546)	(6,534)	(24,453)	(3,934)

Gross profit	189,907	210,457	214,538	182,327	121,116	19,483
Operating expenses(1):
Research and development expenses	(26,900)	(52,260)	(71,088)	(73,027)	(38,644)	(6,216)
Sales and marketing expenses	(21,511)	(38,200)	(37,361)	(35,369)	(36,351)	(5,848)
General and administration expenses	(17,507)	(98,938)	(83,996)	(69,491)	(58,401)	(9,395)
Other operating income, net	—	—	3,675	2,320	5,772	929

Profit (Loss) from operations	123,989	21,059	25,768	6,760	(6,508)	(1,047)
Other gains and losses	3,531	11,179	11,649	15,531	17,482	2,812
Impairment of investment in an associate	—	(5,760)	—	(1,367)	(727)	(117)
Impairment of an available-for-sale investment	—	—	—	—	(800)	(129)
Finance costs	(5,417)	(4,333)	—	—	—	—
Share of results of associates	(1,255)	(6,012)	(886)	(935)	2,428	391
(Loss) gain on changes in fair value of convertible redeemable preferred shares	(290,135)	106,684	—	—	—	—
(Loss) gain on changes in fair value of warrants	(7,548)	7,377	—	—	—	—
Loss on modification of convertible redeemable preferred shares	(44,439)	—	—	—	—	—

(Loss) profit before tax	(221,274)	130,194	36,531	19,989	11,875	1,910
Income tax (expense) benefit	(8,528)	5,367	(3,602)	(2,733)	(7,218)	(1,161)

(Loss) profit for the year	(229,802)	135,561	32,929	17,256	4,657	749

Loss (profit) and total comprehensive (loss) income for the year	(229,802)	135,561	32,929	17,256	4,657	749

(Loss) profit and total comprehensive (loss) income attributable to:
Owners of the Company	(229,802)	136,310	32,969	17,112	5,251	845
Non-controlling interests	—	(749)	(40)	144	(594)	(96)

	(229,802)	135,561	32,929	17,256	4,657	749

(Loss) earnings per share:
Basic	(1.53)	0.74	0.13	0.07	0.02	0.00

Diluted	(1.53)	0.06	0.13	0.07	0.02	0.00

(Loss) earnings per ADS(2):
Basic	(12.24)	5.92	1.01	0.53	0.17	0.03
Diluted	(12.24)	0.48	1.00	0.53	0.17	0.03

(1)	Includes share-based compensation expenses as follows:

	For the Year Ended March 31,
	2010	2011	2012	2013	2014
Share-Based Compensation Data	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	539	9,528	8,536	5,900	4,338	698
Sales and marketing expenses	576	4,738	3,552	2,067	3,613	581
General and administration expenses	2,348	33,368	30,656	14,017	8,691	1,399

Total share-based compensation expenses	3,463	47,634	42,744	21,984	16,642	2,678

(2)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of non-IFRS net profit for the year, a non-IFRS financial measure, from loss or profit for the year, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
IFRS (loss) profit for the period	(229,802)	135,561	32,929	17,256	4,657	749
Share-based compensation charges	3,606	50,290	45,683	24,457	17,478	2,812
Initial public offering expenses charged into current expenses	—	3,659	—	—	—	—
Loss (gain) on changes in fair value of warrants	7,548	(7,377)	—	—	—	—
Loss (gain) on changes in fair value of convertible redeemable preferred shares	290,135	(106,684)	—	—	—	—
Loss on modification of convertible redeemable preferred shares	44,439	—	—	—	—	—
Foreign exchange gain relating to gain on changes in fair value of convertible redeemable preferred shares and warrants	(256)	(12,240)	—	—	—	—
Reversal of withholding tax on shareholding dividend (1)	—	(8,305)	—	—	—	—

Non-IFRS net profit for the period(2)	115,670	54,904	78,612	41,713	22,135	3,561

(1)	Reversal of withholding tax on shareholding dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.
(2)	We define non-IFRS net profit for the period, a non-IFRS financial measure, as profit (loss) for the period excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. We review non-IFRS net profit for the period together with profit (loss) for the period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, loss (gain) on changes in the fair value of convertible redeemable preferred shares and warrants, loss on the modification of convertible redeemable preferred shares and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. However, the use of non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit (loss) for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS net profit for the period in isolation from or as an alternative to total profit (loss) or other financial measures prepared in accordance with IFRS.

	As of March 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	75,105	367,214	137,538	135,025	79,057	12,717
Term deposits	50,000	152,718	438,393	473,277	295,804	47,584
Short-term investments and investment at fair value through profit or loss (“FVTPL”)	—	—	—	—	218,642	35,172
Total assets	292,491	656,543	718,751	741,140	785,653	126,383
Convertible redeemable preferred shares	451,491	—	—	—	—	—
Total liabilities	600,003	155,003	138,516	140,022	181,724	29,234
Total equity (deficit)	(307,512)	501,540	580,235	601,118	603,929	96,553
Total equity and liabilities	292,491	656,543	718,751	741,140	785,653	126,383
Share capital	57	92	92	89	86	12
Dividends	16,250	13,000	—	—	—	—

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on March 31, 2014, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for the fiscal year ended March 31, 2014 at US$1.00: RMB6.2164, which was the noon buying rate in effect as of March 31, 2014. The prevailing rate on July 25, 2013 was US$1.00: RMB6.1913. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High

Fiscal Year ended March 31, 2010	6.8258	6.8268	6.8371	6.8176
Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483
Fiscal Year ended March 31, 2012	6.2975	6.3980	6.5477	6.2935
Fiscal Year ended March 31, 2013	6.2108	6.2783	6.3684	6.2108
Fiscal Year ended March 31, 2014	6.2164	6.1185	6.0402	6.2273
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April	6.2591	6.2246	6.2591	6.1966
May	6.2471	6.2380	6.2591	6.2255
June	6.2036	6.2306	6.2548	6.2036
July (through July 25, 2014)	6.1913	6.2030	6.2115	6.1913

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a limited operating history and the long-term potential of our business model is unproven, which makes it difficult to evaluate our business.

We commenced our business in 2005 and launched Maopao App Store for feature phones and smartphones in December 2006 and May 2012, respectively. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects, particularly in connection with our smartphone business. Evolved from our feature phone business, our smartphone business is relatively new in the fast growing mobile application industry in China.

Our revenue has been declining in recent years due to our shift of strategic focus from the feature phone business to the smartphone business, and we may not be able to achieve revenue growth in future periods. Our business model may become obsolete due to the development of other business models or technologies. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as the mobile application market in China. In addition, we have since 2012 gradually shifted the strategic focus of our business from feature phones to smartphones by launching a portfolio of Maopao platform products for smartphones. Although our Maopao platform products for smartphones are rapidly gaining popularity across China, sustainability of user demand and the continued growth of these smartphone products are subject to uncertainty. If our smartphone business does not grow as expected or at all for any reason, the trading price of our ADSs may decline and the value of your investment may be materially and adversely affected.

We generated net profit in the fiscal years ended March 31, 2012, 2013 and 2014. Our ability to maintain profitability depends on, among other factors, the growth of the mobile applications industry in China, the continued acceptance of Maopao platform by smartphone users, our ability to provide new applications and other content to meet the changing demands of our users, our ability to maintain good relationships with industry participants and to control our costs and expenses. We may not be able to sustain profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may change their policies, guidelines or business practices which affect all mobile service providers and companies using their networks. Because we rely on mobile network operators directly or through mobile service providers who in turn utilize mobile network operators’ billing channels for the collection of a substantial portion of our sales proceeds, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, our mobile service providers and us are subject to review by mobile network operators from time to time and may be denied access to mobile network operators’ billing channels should we or our mobile service providers fail such reviews. As a result, our financial condition and results of operations may be materially adversely affected by policy or guideline changes by PRC mobile network operators.

For example, in January 2010, China Mobile, the largest mobile network operator in China, implemented a series of measures to improve the user experience for mobile handset embedded services. Under these measures, mobile applications and other content embedded in handsets are required to contain additional notices and confirmations to users during their purchases of in-app virtual items, premium features and other content. In addition, services based on SMS short codes are required to be more tailored to the specific mobile applications and content offerings or service providers. These measures made it more burdensome for our users to make purchases, causing certain users to decrease or cease purchasing from us. Furthermore, since September 2010, China Mobile has applied a set of measures that require users to send triple confirmation SMSs before a transaction can be effected. The foregoing developments resulted in increased channel costs and transaction failures and adversely affected our revenues. If the government or mobile network operators impose similar or more stringent measures, our results of operations may be materially adversely affected.

PRC mobile network operators or the PRC government could impose additional requirements with respect to the subscription or download of applications and other content offered on Maopao platform, billing notifications or other consumer-protection measures or adopt other policies that may require significant changes in how we promote and sell the applications and content on Maopao platform, which could materially adversely affect our financial condition and results of operations.

Our failure to maintain cooperative relationships with handset companies to pre-install our applications onto mobile handsets or to cooperate with additional handset companies would result in a decrease in our market share.

We rely on handset companies to pre-install our Maopao App Store, Maopao Game Center and other applications onto their mobile phones, which is the primary way we have developed our large user base. We had entered into cooperation agreements with over 250 smartphone and 800 feature phone handset companies as of March 31, 2014 to pre-install Maopao platform applications on their products. Our agreements with handset companies generally have one- to two-year terms and contain automatic renewal provisions, pursuant to which we share with them a percentage of revenues generated from user purchases or pay a fixed amount based on number of activations. Due to our reliance on handset companies to pre-install our Maopao platform products on mobile phones, any termination of or deterioration in our existing relationships with handset companies or our failure to cooperate with additional handset companies, particularly those with a substantial market share or growth potential, would decrease our user base and market share.

The handset companies we partner with face fierce competition in an industry characterized by evolving technological standards. Our handset company partners that have traditionally focused on feature phones have experienced market share declines in recent years, which has resulted in a decrease in our revenues. Furthermore, the amount paid to handset companies under revenue sharing arrangements constitutes a significant portion of our total cost of revenues in recent years. Unfavorable changes to our revenue sharing arrangements with handset companies could adversely affect our results of operations.

Handset companies often pre-install other mobile application stores in addition to Maopao App Store or Maopao Game Center, which could adversely affect purchases from Maopao App Store or Maopao Game Center, causing our revenues to decrease. In addition, certain handset companies may consider developing their own mobile application store, which could adversely affect our relationships with them.

Our failure to increase the installed base of Maopao platform among economic handsets would adversely affect our market share and results of operations.

We primarily collaborate with handset companies to pre-install Maopao platform products on economic smartphones and feature phones. Our ability to increase the pre-installation of Maopao platform depends on many factors, some of which are beyond our control. Although we work with a large number of economic smartphone and feature phone manufacturers and brands that in aggregate hold a large market share in China, these handset companies may not be able to maintain their market shares. The mobile phone market in China is rapidly evolving. On the one hand, after years of high growth in feature phone sales in China, the feature phone market in China has declined since the second half of 2012, causing the market share of certain feature phone manufacturers we partner with to decline. On the other hand, although we have been increasing our collaboration with smartphone manufacturers in recent years, there is no guarantee that these companies will continue to occupy substantial market share in the future. If the operations of the handset companies we partner with deteriorate, our business could be materially and adversely affected.

In addition, mobile network carrier-subsidized handsets, most of which have other mobile application stores pre-installed, historically have had a relatively large market share in China, and their market share in China is continuously growing, which may adversely affect the pre-installation of Maopao platform products onto handsets, particularly economic handsets. Our failure to increase the installed base of our Maopao App Store and other Maopao platform products among economic handsets would adversely affect our market share and results of operations.

We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.

The mobile application market in China is fast evolving and highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, improved performance characteristics, rapid adoption of technological and product advancement, and price sensitivity on the part of users. We compete primarily with mobile application store operators and mobile game distributors. See “Item 4. Information on the Company — A. Business Overview — Competition.”

We may also face alliances between our existing and new competitors and emergence of new competitors. Mobile service providers, handset companies or other industry players may introduce a mobile application store or other business model to compete with us. In addition, some wireless communication chip manufacturers have launched or plan to launch their own application stores.

Some of our competitors have significantly greater financial, technological and marketing resources, stronger relationships with industry participants and a larger portfolio of applications and content offerings than we do. Some of our competitors, especially major multinational application store operators, have greater development experience and resources than we have. If new competitors emerge or competition among existing competitors intensifies, we may be forced to provide more favorable revenue sharing arrangements to our business partners, which could adversely affect our profitability. If we fail to compete effectively, our market share would decrease and our results of operations would suffer.

We depend on mobile service providers, and ultimately mobile network operators, for the collection of a large portion of our revenues, and any termination of or deterioration in our relationships with mobile service providers, or a disruption in our mobile service providers’ relationships with mobile network operators, may result in severe disruptions to our operations.

For the fiscal years ended March 31, 2012, 2013 and 2014, we collected a large portion of our revenues through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators to provide billing and payment collection services. As of March 31, 2014, we had entered into agreements with over 40 mobile service providers. Our agreements with mobile service providers generally have one- to three-year terms and sometimes include automatic renewal provisions. We cannot assure you that we could renew these agreements or enter into new ones when the existing agreements expire. Because we rely on mobile service providers to collect a substantial portion of the sales proceeds from our users, any termination of or deterioration in our relationships with mobile service providers may severely disrupt our operations and materially adversely affect our financial condition and results of operations.

Our mobile service providers rely on mobile network operators’ billing channels for the provision of payment collection services. Three mobile network operators, namely China Mobile, China Unicom and China Telecom, dominate the wireless telecommunications sector in China. A substantial portion of our sales proceeds were collected by mobile service companies through billing channels of China Mobile, who has the largest subscriber base in China. Any disruption or termination of our mobile service providers’ cooperation with the mobile network operators, particularly China Mobile, could render these billing channels unavailable, which could materially adversely affect our operations.

If we fail to maintain cooperative relationships with mobile network operators, our revenues and growth prospects may be adversely affected.

We cooperate with mobile network operators in various aspects of our business, including the provision of customized software services at their physical stores, distribution and promotion of applications and mobile content and payment collection. As of the date of this annual report, we have entered into strategic cooperation with China Mobile, China Unicom and China Telecom, the three dominate mobile network operators in China. For example, China Mobile, the largest mobile network operator in China, has granted us access to their payment channels since 2012, which enables us to collect a portion of our sales proceeds through China Mobile directly from users without using mobile service providers as intermediaries. In March 2012, we entered into a partnership agreement with China Mobile, pursuant to which we offer its mobile games and mobile reading application on Maopao platform and share a percentage of revenue based on user purchases of China Mobile’s in-game virtual items, premium features and reading content from Maopao platform. In March 2014, we entered into a strategic partnership with the Wo Store of China Unicom, the official application store of China’s second largest mobile network operator. Under this partnership, China Unicom designated us as an official business partner to provide customized software services through its extensive network of physical stores. See “Item 4. Information on the Company — A. Business Overview — Cooperation with Mobile Network Operators.”

We plan to deepen our cooperation with the mobile network operators to enlarge our user base, benefit from lower payment channel costs and faster payment collection and supplement our mobile application and content offerings. If we fail to maintain our relationships with any of the mobile network operators, we may not be able to find replacement operators in a timely manner or at all, and our business and prospects may be adversely affected. Furthermore, mobile network operators monitor our operations and may impose sanctions if we fail to comply with their policies or guidelines, including denying us access to their billing channels, which could adversely affect our financial condition and results of operations.

We depend on the billing and collection systems of mobile network operators and mobile service providers. The inaccuracy of these systems or changes in the operations of mobile network operators and mobile service providers could affect our business and results of operations.

We depend on mobile network operators, either directly or through mobile service companies, to maintain accurate records of payments by users and collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees charged to users for purchases of in-app virtual items, premium features and other content. While we conduct independent sampling tests to verify information provided to us, our sampling is on a relatively small scale and the inaccuracies identified are usually resolved through negotiations with mobile service providers. Our business and results of operations could be adversely affected if the mobile network operators or mobile service providers miscalculate our sales proceeds.

We have been collecting a portion of our revenues directly through China Mobile’s billing channels since 2012. We depend on China Mobile to maintain accurate records of payments by users and collect payments. However, China Mobile may change its policies or business practices which could affect our results of operations. For example, in 2012, China Mobile began implementing more stringent billing and collection practices. Under these measures, if China Mobile detects abnormal data transmissions in billing, the underlying transaction will be considered suspicious and the proceeds associated with such transaction will be written off. China Mobile may implement further changes to its billing and collection practices in the future, which could materially adversely affect our financial condition and results of operations.

We generally grant our mobile service providers and mobile network operators credit terms ranging from 60 to 90 days. Receivables from our top ten mobile service providers accounted for approximately 38.4% and 21.4% of our total trade receivables as of March 31, 2013 and 2014, respectively. Receivables from the three major mobile network operators accounted for 63.3% of our total trade receivables as of March 31, 2014. Failure to timely collect our receivables from mobile service providers or mobile network operators may adversely affect our cash flows. Our mobile service providers may from time to time experience cash flow difficulties and consequently delay their payments to us. Any delay in payment or inability of mobile service providers to pay us may adversely affect our operations and cash flows.

Our revenues and cost of revenues are affected by billing and transmission failures that are often beyond our control. Failure to accurately record billing and transmission failures in a timely manner could harm the credibility of our system and our relationships with industry participants.

After a mobile user confirms a purchase of in-app virtual items, premium features or other content, the mobile service provider sends the user a confirmation SMS with transaction details and a simultaneous message to the mobile network operator, which we refer to as a message original, or MO. We also record such MO data on Maopao platform. Upon receipt of the MO data, the mobile network operator verifies the execution of a transaction. If the transaction has been effected, the mobile network operator usually receives, from the user’s mobile phone, a confirmation message, which we refer to as a message received, or MR. Based on MR data, the mobile network operator records the transaction and bills the user.

The MR data are usually lower than the MO data due to billing and transaction failures, which are caused by various reasons, including:

•	the mobile network operator experiencing technical problems with its network that prevent the transmission of MR data;

•

the delivery of mobile applications and content from Maopao platform to a user being prevented because the user’s mobile phone is turned off for an extended period of time, or the user’s prepaid phone card has run out of value; and

•	we experiencing technical problems with Maopao platform that prevent the delivery of our applications and content.

As a result of these billing and transaction failures, in the fiscal year ended March 31, 2014, the monthly MR amounts we received from mobile network operators were approximately 10% to 20% lower than the monthly MO amounts recorded on Maopao platform.

We recognize our revenues based on MR data. In line with industry practice, we make payments to content providers and handset companies based on our MO data rather than MR data, because MR data generally does not contain sufficient information to enable us to identify which application or content is purchased through which handset model. Consequently, revenue sharing based on MO data may not accurately reflect content providers’ and handset companies’ contribution to transactions. Recognizing the difference between MO and MR data, we apply discount ratios to our MO data to account for billing and transmission failures. If we fail to accurately reward our content providers and handset companies pursuant to our revenue sharing arrangement with them due to billing and transmission failures, our relationship with them could be materially and adversely affected, which may in turn materially and adversely affect our business and results of operations.

Policy changes by PRC government authorities and mobile network operators may also augment billing and transmission failures. See “— Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.”

If we fail to establish a substantial market presence in the rapidly growing smartphone market, our growth prospects could be materially adversely affected.

The mobile phone market in China has been transitioning from feature phones to smartphones in recent years. Smartphones are technologically advanced devices with personal computer-level versatility that operate advanced operating systems such as Android, Apple’s iOS, BlackBerry OS, Linux, Symbian and Windows Phone. Smartphones are becoming more affordable in China partly because of PRC government-subsidized programs. Smartphones are characterized by more powerful processors, larger screens and higher data storage capacity compared to feature phones, and are able to easily install and run high performance multimedia applications. To maintain our user base and pursue monetization opportunities in the ever growing smartphone market, we have since 2012 shifted the focus of our mobile application business from feature phones to smartphones. We have launched a portfolio of Maopao platform products for smartphones, including our Maopao App Store and Maopao Game Center.

Although we are actively pursuing strategic cooperation to pre-install Maopao platform products on an increasing number of smartphone models, we cannot assure you that we will be able to establish and maintain a substantial market presence in the smartphone market in China. If the feature phone market continues to decline, and we fail to capture the opportunities in the growing smartphone market, our results of operations and financial position could be materially adversely affected.

Our smartphone products operate mainly on Android-based operating systems. If Android fails to maintain market share in the smartphone segment, our smartphone business may be adversely affected.

Android is currently the dominant smartphone operating system in China, especially in the economic smartphone market. Our current smartphone products are developed for and operate solely on Android-based operating systems. Android may face competition from existing operating systems such as Apple’s iOS, Microsoft’s Windows Phone and Blackberry OS, as well as new entrants to the mobile phone operating system market. We cannot assure you that Android-based operating systems will continue to maintain or grow their market shares. If non Android-based smartphones begin capturing significant market share in the future, we will be prompted to spend substantial resources to develop and launch Maopao platform products for these operating systems. If we fail to develop products and services on new and emerging operating systems, our smartphone user base may decline and our growth prospects could be adversely affected.

If our smartphone products do not achieve wide market acceptance or if we fail to generate profits with respect to such products, our results of operations may be adversely affected.

In May 2012, we launched Maopao App Store for smartphones, in particular Android-based smartphones, which we believe will be one of the major smartphone operating systems in China. We have also launched a series of smartphone products, including Maopao Game Center and Maopao Browser. However, we are new entrants to the smartphone market and have limited development and operating experience in this emerging market, which has different characteristics than the feature phone market.

For example, the smartphone market employs open-source technologies by which our users can freely download our applications through alternative sources and without accessing our Maopao App Store. We cannot assure you that we can keep abreast of the technical developments of the smartphone market to provide quality smartphone products or that we can successfully establish relationships with smartphone companies in order to increase the pre-installation of our Maopao platform products on their handsets. In addition, many smartphone companies have developed their own application stores. If Maopao App Store is installed on these smartphones, it will compete with the application stores operated by these smartphone companies and smartphone users may not use our Maopao App Store as frequently as feature phone users.

Revenues from mobile multi-player games and community-based applications offered in Maopao Community are expected to continue to account for a significant portion of our future revenues. Any adverse developments relating to Maopao Community may adversely affect our results of operations.

We expect revenues from mobile multi-player games and community-based applications offered in Maopao Community to continue to generate a significant amount of our revenues in the foreseeable future. For the fiscal years ended March 31, 2012, 2013 and 2014, Maopao Community revenues amounted to RMB110.5 million, RMB177.7 million and RMB144.0 million (US$23.2 million), respectively. Accordingly, any of the following could materially adversely affect our business, financial condition and results of operations:

•	our failure to maintain or grow the user base of our Maopao Community;

•	our failure to maintain or increase average spending per user in Maopao Community;

•	any decrease in the popularity of applications and content offered in Maopao Community;

•	failure by us or third-party content providers to upgrade, enhance or improve these applications and content in a timely manner in response to changing preferences of Maopao Community users; and

•	failure by us or third-party content providers to develop and launch new applications and content appealing to Maopao Community users.

We may not be successful in effectively promoting or developing our brand.

We believe our future success depends on, among other things, continued market recognition and acceptance of our “Maopao” brand. We have been actively promoting our “Maopao” brand by implementing various marketing initiatives including pre-installation of our Maopao platform products on smartphones and feature phones by cooperating with handset companies and mobile network operators. If these marketing efforts turn out to be inadequate, our growth may be adversely affected.

In addition, negative publicity or disputes involving us, our brand, product offerings or management could materially adversely affect public perception of our brand. Many of the factors that affect our brand may be outside our control. Concerns over the quality of products and services of handset companies and content providers we partner with could also have a negative impact on our brand image and materially adversely affect our sales, profits and prospects.

Our ability to generate revenues could suffer if the mobile application market in China does not develop as anticipated.

The mobile application market in China has evolved rapidly in recent years, with the introduction of new business models, changing user preferences, the increasing popularity of smartphones over feature phones, new service and product offerings, new competitors and evolving strategies by existing competitors. We expect these trends to continue, and in turn must adapt our strategies to stay competitive in this market.

In particular, we are focused on offering a wide range of applications and other content on Maopao platform by cooperating with various industry participants including Chinese handset companies, content providers, mobile service providers and mobile network operators. As smartphones become increasingly popular in China, we have since 2012 shifted our strategic focus from feature phones to smartphones and have launched a portfolio of smartphone products, including our Maopao App Store and Maopao Game Center for smartphones.

However, it is difficult to accurately predict the user demand and future size, composition and growth of the mobile application market in China. Furthermore, given the limited history and rapidly evolving nature of this market, we cannot predict the price that users will be willing to pay for applications and content we offer or whether users will have concerns over security, reliability, cost and quality of customer service. If the mobile application market in China does not develop as anticipated, our results of operations could be materially adversely affected.

Laws and regulations regulating online games in China are developing and may change. If we fail to obtain or maintain all applicable permits and approvals, our business and results of operations would be materially adversely affected.

Operating online games in China requires a series of permits and approvals. For example, we have obtained a license from the Ministry of Culture with respect to the operation of online games. In addition, the Internet publication of online games requires pre-approval from the General Administration of Press and Publication, or GAPP. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely the State General Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, which oversees the press, publication, radio, film and TV sectors in China. We operate a substantial majority of our online games in collaboration with third-party content providers, and such content providers are in charge of obtaining the approvals from SAPPRFT. For the remaining online games we operate, we are responsible for obtaining approvals from SAPPRFT. Because the requirement for SAPPRFT approval of online games was imposed in late 2009 and the approval process is lengthy, SAPPRFT has not yet approved any online games that we operate. With respect to the games that we operate alone, we have not submitted applications for SAPPRFT approval as we are first required to obtain an online publication license from SAPPRFT. We are in the process of obtaining the online publication license. We cannot assure you that we will be able to obtain such license in a timely manner or at all.

With respect to the online games that we operate in collaboration with third-party content providers, the third-party content providers have submitted applications for SAPPRFT approval for some of the games. We have requested content providers to submit applications to SAPPRFT for approval of the remaining games as soon as possible. In case we or such content providers fail to obtain SAPPRFT approval, we may be subject to various penalties, including fines and discontinuation of the relevant games. As online games are at an early stage of development in China, new laws and regulations may require additional licenses and permits. As a result, substantial uncertainties exist regarding the interpretation and implementation of PRC laws and regulations applicable to the operation of online games. We cannot assure you that we will be able to timely obtain required licenses or any other new license required, and we may be found in violation of PRC laws and regulations.

The PRC government has introduced various measures aimed at regulating online games, the provision of virtual currency and other related content. If we are deemed to have violated any of the rules and regulations, we may be subject to penalties and our results of operations may be materially adversely affected.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies that plan to engage in the operation of online games, issue virtual currencies and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. This rule also regulates content review and other aspects of the operation of online games as well as virtual currency transaction services. In addition, the Rule on Online Games provides that all domestic online games must be filed with MOC, and all imported online games must be approved by the MOC. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

In addition, the Notice on the Reinforcement of the Administration of Internet Cafés and Online Games, or the Internet Cafés Notice, issued by the MOC in February 2007, directs the People’s Bank of China, or PBOC, to strengthen the administration of virtual currency in online games to avoid any adverse impact on the PRC economy and financial system. This notice provides that the total amount of virtual currency issued by online game operators and the amount purchased by individual game players should be strictly limited, with a strict and clear division between virtual transactions and real transactions carried out by way of electronic commerce. This notice also provides that virtual currency should only be used to purchase in-game virtual items.

Our mobile games may be subject to government approval before placement on Maopao platform. A portion of our revenues from Maopao Community are collected through the sale of our virtual currency, the K Currency. Our item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. The restrictions imposed by the above rules may result in lower sales of our virtual currency, and could adversely affect our Maopao Community revenues. If our operations or the applications and content on Maopao platform are deemed to have violated any of these rules and regulations, we may be subject to penalties and our results of operations may be materially adversely affected.

Regulation and censorship of information disseminated over the Internet and wireless telecommunication networks in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our Maopao platform.

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

As these regulations are subject to interpretation by the authorities, we may not be able to determine the type of content that could result in liability as a mobile application store operator. Although we may determine that the mobile applications and content provided on Maopao platform comply with regulatory requirements, regulatory authorities may hold a different view. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through Maopao platform, despite our attempt to monitor such content. For example, many industry participants we partner with, such as handset companies and content providers, have access to our technology. Personnel who have access to our technology may develop malware and other inappropriate content.

Although we strive to closely monitor the content displayed on Maopao platform, a distributor of malware or other inappropriate content developed in our proprietary format could disseminate such content directly through the Internet without accessing our server and users may download such content onto their mobile handsets. To the extent that regulatory authorities find any of the applications and content on Maopao platform objectionable, they may require us to limit or eliminate the dissemination of such information or otherwise curtail such content on Maopao platform, which may reduce our user traffic.

We may be subject to significant penalties for violations of regulations arising from information displayed on, retrieved from or linked to Maopao platform, including a suspension or shutdown of our operations. Any violation or perceived violation of such regulations may subject us to claims of contractual breaches from the industry participants we work with, including mobile service providers and handset companies, and we may face suspensions or termination of our cooperative relationships with other industry participants and/or claims for monetary damages, and our financial condition and results of operations would be materially adversely affected.

We rely on third-party content providers for a majority of the applications and content available on Maopao platform. Our failure to license or otherwise obtain applications or content that meet user demand would materially adversely affect our business.

We contract with third-party content providers to distribute their mobile applications and other content through Maopao platform. We typically enter into exclusive/non-exclusive licensing agreements for a term of one to three years with third-party content providers, majority of which do not contain automatic renewal provisions. If we fail to renew or enter into new licensing agreements with our content providers upon expiration of the existing agreements at commercially acceptable terms, our operations may be negatively impacted. In addition, some third-party content providers may introduce competing mobile applications and content, which could make it more difficult or impossible for us to license their mobile applications and content in the future.

There is no assurance that our content providers will continue to develop and launch applications and other content for Maopao platform on a timely basis or at all. If we fail to offer a wide variety of mobile applications and content at reasonable prices, our financial condition and operating results may be materially adversely affected.

Furthermore, we develop certain applications and content available on Maopao platform in-house, such as our card game center. Such applications and content may compete with those of our content providers and may discourage our content providers from developing and upgrading similar applications or content for Maopao platform. If our collaboration with content providers deteriorates or terminates, the availability and quality of applications for Maopao platform may suffer.

If we are unable to successfully develop, license, launch and operate additional mobile applications and other attractive content that grows our user base and increases our revenues, our results of operations will be adversely affected.

Our success largely depends on our ability to anticipate and timely and effectively respond to changing user tastes and preferences and technological advances. To further increase our user base and revenues, we are prompted to develop, license, launch and operate mobile games and other popular application and content to replace our existing ones as they reach the end of their useful economic lives.

We are developing applications and other content in-house as well as licensing mobile applications and other content from third-party content providers. We cannot assure you that we will be able to license from third-party content providers or develop in-house a sufficient number of mobile games and other applications and content on commercial acceptable terms or at all, nor can we assure you that they will be well received among users. If we fail to develop, license or acquire mobile applications and other content that are commercially successful and appeal to users, our profitability and growth prospects will decline.

Our failure to anticipate or successfully implement new technologies could render Maopao platform uncompetitive or obsolete and reduce our revenues and market share.

The mobile applications industry is developing rapidly. We invest in our proprietary Maopao platform and related technologies, including standard software development kits and tool suites that are critical to our success. We need to anticipate the emergence of new technologies and keep abreast of technological advances in order to make our technologies, product offerings and development capabilities competitive in the market. We have been devoting significant financial resources in research, development and operations to penetrate the emerging smartphone market in China.

However, development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our products. Our significant expenditures on research and development may not generate corresponding benefits. Given the fast pace mobile application store technology has developed, we may not be able to timely improve Maopao platform and related technologies in a cost-effective manner, or at all. In addition, new technologies in the mobile application industry in China could render the technologies and product offerings we are developing or expect to develop obsolete or less competitive, decreasing our revenues and market share.

Undetected programming errors or flaws in our Maopao platform products and applications available through Maopao platform could harm our reputation or decrease market acceptance of Maopao platform.

Our Maopao platform products and applications available through our Maopao platform, such as multi-player games, which are subject to frequent improvement and update, may contain errors or flaws. As we launch new features and updates under tight time constraint, these errors or flaws may not become apparent until the updated features or version are accessed by users. As a result, we mostly rely on our users to inform us of programming flaws compromising their experience. If we fail to promptly resolve programming errors or flaws, we may lose users and our operating results, brand name and the market acceptance of Maopao platform products may suffer. In addition, Chinese government authorities have promulgated rules and regulations targeting mobile service providers that charge for applications and other content without user consent. If our programming error or flaw inadvertently charges users without their consent, we may be subject to administrative penalties and fines.

Failure to maintain effective customer service could harm our reputation or decrease market acceptance of Maopao platform, which would materially adversely affect out results of operations.

Customer service is critical to retaining current users and attracting potential users. If Maopao platform or the mobile applications and other content offered through Maopao platform contains errors or other flaws, or if we otherwise fail to provide quality customer service, our users may be less inclined to use or recommend Maopao platform products to other potential users, and may switch to our competitors’ products.

Some China-based Internet companies have experienced group complaints, sometimes organized by their competitors or people attempting to profit from such complaints. We may not be able to timely and effectively address such complaints. Unsatisfactory customer service may disrupt our operations, compromise user experience, harm our reputation, cause the number of our users to decline, and negatively affect market acceptance of Maopao platform products, any of which could materially adversely affect our results of operations.

Unexpected network interruptions, data loss, security breaches, computer virus attacks or other risks relating to the operation of Maopao platform could materially adversely affect our business, financial condition and results of operations.

Any failure to maintain the satisfactory performance, reliability, security and availability of Maopao platform products may harm our reputation and market share. Major risks include, among others, any breakdowns or system failures in our network infrastructure resulting in a prolonged shutdown of all or a material portion of our servers, including failures attributable to sustained power outages or unauthorized attempts to access our systems.

Our critical servers and backup servers are placed at different locations in Hangzhou. As a result, our network systems are vulnerable to natural disasters or accidents affecting Hangzhou and its surrounding areas, such as fire, flood, power outage, telecommunications failures, computer viruses, hacking and other similar occurrences. Any interruptions in the availability of our product offerings could reduce user satisfaction and our competitiveness.

In addition, any security breach caused by hacking, which involves unauthorized attempts to access our systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses could materially adversely affect our business, financial condition and results of operations. We do not maintain insurance policies covering losses relating to our systems, nor do we carry business interruption insurance.

The growth of our business may be adversely affected due to our failure to ensure the security and privacy of confidential user information.

A significant barrier to the development of wireless businesses is the secure transmission of confidential information over the mobile network. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to effect secure transmission of confidential user information, such as user names and passwords. While we have not experienced any material breach of our security measures to date, technology advancements, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we use to protect user information.

A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against or resolve such security breaches. Concerns over the security and privacy of user information may have a material and adverse effect on our operations. To the extent that our activities involve proprietary information, security breaches could damage our reputation and expose us to risks of loss or litigation. There can be no assurance that our security measures will be sufficient to prevent security breaches, and failure to prevent security breaches may materially adversely affect our business, prospects, financial condition and results of operations.

We could be liable for breaches of security of payment processing agents, which may materially adversely affect our reputation and business.

In addition to collection through mobile service providers, we collect a small portion of our revenues through payment processing agents, which assist us in collecting sales proceeds through third-party payment channels such as game cards and other prepaid cards, bank remittances, China Post and virtual currency, such as QQ Currency. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over mobile networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence.

We do not have control over the security measures of third-party payment channels and we cannot assure you that these security measures will be adequate in light of our expected increased usage of their payment channels. Security breaches in these payment channels could expose us to litigation and possible liability for failure to secure customer transaction data and could harm our reputation and user experience and discourage users to pay through these third-party payment channels.

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

Our financial condition and operating results could be significantly affected by these and other risks associated with international operations. Although we have implemented policies and procedures designed to facilitate compliance with laws and regulations in foreign jurisdictions applicable to us, our employees or business partners could violate such laws and regulations or our policies. Any such violations could materially adversely affect our financial condition and operating results.

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

We will also need to expand, train, manage and motivate our workforce, and manage our relationships with our users and other industry participants, such as content providers, mobile service providers and mobile handset companies. All of these endeavors will require substantial management effort and skill and additional costs. We cannot assure you that we will be able to effectively implement our growth strategies and manage the growth of our operations, and any failure to do so may hamper our business strategy.

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

The validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China are uncertain and still evolving. Implementation and enforcement of PRC intellectual property laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend our patents or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation could result in substantial costs and divert resources and management attention, which could harm our business and competitive position.

Our results of operations, financial performance and business may suffer from intellectual property rights infringement claims against us.

We may be subject to claims alleging that we are improperly using intellectual property owned by others or otherwise infringing their intellectual property rights. We license a substantial portion of the applications and content available on Maopao platform from third-party content providers, including multi-player games, mobile music and book titles. Although we implement measures to ensure that the licensors are the rightful owners of intellectual property rights with respect to the licensed content, we may be subject to infringement claims regarding such licensed content.

Regardless of the validity of such claims, we could incur costs defending or settling any intellectual property infringement disputes. Intellectual property litigation could force us to, among other things, cease offering certain mobile applications or content, develop alternatives or obtain licenses from the owners of the infringed intellectual property. We may not be successful in developing alternatives or in obtaining licenses on commercially acceptable terms or at all, materially adversely affecting our results of operations, financial performance and business.

We substantially depend on our management and other key personnel. If we lose their services, we could incur significant costs in finding suitable replacements and our business may be severely disrupted.

Our success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Michael Tao Song, our chairman and chief executive officer and Mr. John Bi, our chief financial officer. If one or more of our senior management or other key personnel were unable or unwilling to continue their employment with us, we may not be able to replace them easily or at all. Our business, financial condition and results of operations may suffer, and we may incur additional expenses to recruit, train and retain personnel.

If any of our management or key personnel joins a competitor or forms a competing company, we may lose business partners, know-how, key professionals and staff members. Each of our executive officers has entered into an employment agreement which contains confidentiality clauses and certain confidentiality agreements with us. However, if any dispute arises with our officers, the non-competition provisions contained in their confidentiality and non-competition clauses or agreements may not be enforceable, especially in China, where most of these executive officers and key employees reside, on the grounds that we have not provided adequate compensation to these executive officers for their non-competition obligations as required under PRC law.

We may not be successful in attracting and retaining qualified personnel.

Hiring and retaining additional qualified employees are critical to our operations and planned expansion. The mobile application industry in China is characterized by high demand and intense competition for talent, and we may need to offer higher compensation and other benefits in order to attract and retain key personnel, particularly considering our location in Hangzhou, a region less attractive to some potential employees compared to cities such as Beijing or Shanghai. We cannot assure you that we will be able to attract or retain a sufficient number of qualified personnel to achieve our business objectives. In addition, as our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our common shares and ADSs.

Our principal shareholders, Xplane Ltd., a British Virgin Islands company, and Mr. Michael Tao Song, our chief executive officer and chairman, held 29.1% and 30.8% (including 9.8% held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd.) of our outstanding share capital as of March 31, 2014, respectively. Accordingly, Xplane Ltd. and Mr. Song have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even our other shareholders oppose such a transaction.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

Other than insurance for some of our vehicles, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosion, flood or a wide range of other natural disasters or accidents or business interruption, our financial condition and results of operations could be materially adversely affected.

The audit report included in this annual report are prepared by auditors who are not inspected by the Public Company Accounting Oversight Board and as such investors may be deprived of the benefits of such inspection

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese affiliates of the “big four” accounting firms (including our auditors) and also against Dahua (the former BDO affiliate in China). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in the PRC are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC law and specific directives issued by the China Securities Regulatory Commission, or CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an Initial Decision that the “big four” accounting firms should be barred from practicing before the SEC for six months. However, it is currently impossible to determine the ultimate outcome of this matter as the accounting firms have filed a Petition for Review of the Initial Decision and pending that review the effect of the Initial Decision is suspended. The SEC commissioners will review the Initial Decision, determine whether there has been any violation and, if so, determine the appropriate remedy to be placed on these audit firms. Once such an order was made, the accounting firms would have a further right to appeal to the U.S. Federal courts, and the effect of the order might be further stayed pending the outcome of that appeal.

Depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

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

Our management has concluded that our internal control over financial reporting is effective as of March 31, 2014. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an attestation report on our internal control over financial report, which concludes that our internal control over financial reporting is effective in all material aspects.

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

We have made capital investments in a number of start-up companies in the mobile network and mobile games industry. As of March 31, 2014, our equity investments included RMB76.6 million (US$12.3 million) in 21 private companies primarily engaged in wireless technology development and related applications in the PRC. We have also invested in one private equity fund targeting the mobile and technology space to achieve long term returns. Our equity investments may fail to appreciate or decline in value and our ability to recover our investments will depend on the success of the companies in which we invest.

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

We may not recover our equity investments if the companies in which we invest do not perform well and we could incur impairment losses, which could materially and adversely affect our results of operations. For example, we recognized a RMB1.4 million impairment of our investment in Beijing DigiMobi Studio Co., Ltd., or DigiMobi, during the fiscal year ended March 31, 2013, a RMB0.8 million (US$0.1 million) impairment of our investment in Mokee Technologies (Shanghai) Co., Ltd., or Mokee, and a RMB0.7 million (US$0.1 million) impairment of our investment in Beijing Dream Sky Technology Ltd., or Dream Sky, during the fiscal year ended March 31, 2014, due to the continuing underperformance and negative cash flow forecast of these entities.

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

Our quarterly operating results have experienced fluctuations due to a variety of factors, including policy changes, the demand for our products and competing products, our launch of new mobile applications and content and our revenue sharing arrangements with industry participants. Although our revenue sharing arrangements with industry participants vary within a small range, such differences may result in gross margin fluctuations from period to period.

For instance, our cost of revenues as a percentage of total revenues may be higher in a particular period if a handset company that is entitled to a relatively higher percentage of revenue introduces a new handset model through which we generate a substantial amount of revenues, compared to other periods when revenues are generated through handsets from handset companies that are entitled to a relatively lower percentage of revenue. In addition, changes in policies and practices of network operators may affect the availability of mobile service providers and user experience in a particular period, result in increased billing and transmission failure rates, cause delays associated with switching from certain mobile service providers to others, and affect our quarterly results of operations.

Our revenues may be affected by seasonality. For example, our revenues tend to be higher during holiday seasons when users tend to purchase more in-app virtual items, premium features and other content through Maopao platform. Such seasonality was less prominent in recent periods, but may become more prominent in the future. Operating results for a particular period are not necessarily indicative of our future results. If our operating results for any quarter fall below investor expectations or estimates by securities research analysts, the trading price of our ADSs may decline.

Risks Related to Doing Business in China

Changes in economic and political policies of the PRC government could materially adversely affect the economic growth of China, negatively impacting our business.

We conduct substantially all of our operations in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. Due to the global financial crisis, the growth of the Chinese economy slowed in the second half of 2008 and early 2009. There is also uncertainty with respect to the Chinese economy for 2014 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could negatively impact our business, operating results and financial condition. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base to offset the impact of decreased spending by our existing users.

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

In light of these restrictions, we rely on our SPEs, Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Kaimi, Dangyi, Zunqi, Geyuan, Mugu, Feidong and Weipin, to hold and maintain the licenses necessary to operate our mobile application store business in China, and our SPE, Sky Investment, to make strategic investments in China. We do not have any equity interest in our SPEs, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements.

We have entered into contractual arrangements with each of our SPEs and each of their shareholders which provide us with control over our SPEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

Under the equity pledge agreements included in these contractual arrangements, the shareholders of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu , Kaimi, Dangyi, Zunqi, Geyuan, Mugu, Feidong and Weipin pledged their respective equity interests in these SPEs to Dianneng and the shareholder of Sky Investment pledged its equity interests in Sky Investment to Tiandian. According to PRC law, such a pledge must be registered with the relevant administration for industry and commerce. We have registered the pledge of our SPEs’ equity interests with the local Administration for Industry and Commerce. However, we cannot assure you that Dianneng and Tiandian will be able to enforce these pledges if PRC laws and regulations applicable to the equity pledge change in the future.

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

The relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. The Circular further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile service providers must maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of regulatory interpretations, it is unclear what impact the Circular will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

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

As advised by our PRC counsel, Han Kun Law Offices, the provision of the GAPP Notice discussed above with respect to regulation of online game operation does not apply to us or our subsidiaries or SPEs, nor does it affect our control over our subsidiaries and SPEs. However, substantial uncertainties remain regarding the interpretation and application of the GAPP Notice. Accordingly, GAPP may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In the event that we or any of our PRC operating companies violate the GAPP Notice in connection with the operation of online games, GAPP in conjunction with the relevant regulatory authorities would have the power to investigate and deal with such violations, including in serious cases by refusing or cancelling relevant licenses and registrations.

In the opinion of Han Kun Law Offices, our PRC counsel, (i) the ownership structure and the business and operation model of each of our SPEs are in compliance with all existing PRC laws and regulations and (ii) each contract under Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Kaimi, Dangyi, Mugu, Feidong and Weipin and each of their shareholders and each contract under Tiandian’s contractual arrangements with Sky Investment and its shareholder is valid and binding and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the Circular and the GAPP Notice. Accordingly, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

If any of these penalties results in our inability to direct the activities of any of our SPEs that significantly impacts our economic performance, and/or our failure to receive the economic benefits from any of them, we may not be able to consolidate the financial results of these SPEs into our consolidated financial statements in accordance with IFRS.

Our contractual arrangements with the SPEs and their respective shareholders may not provide control over the SPEs as effectively as direct ownership of these companies.

We conduct our mobile application business in China through Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Kaimi, Dangyi, Mugu, Feidong and Weipin. In addition, we pursue strategic investment opportunities in China through Sky Investment. We enter into contractual arrangements with our SPEs and their respective shareholders in order to provide us with effective control over these companies. See “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

As a result of these contractual arrangements, we have control over our SPEs. Accordingly, we consolidate the results of operations, assets and liabilities of the SPEs in our financial statements.

Although Han Kun Law Offices, our PRC legal counsel, has advised us that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, these contractual arrangements may not be as effective in providing us with control over the SPEs as direct ownership. In addition, the SPEs or their respective shareholders may breach the contractual arrangements.

We cannot assure you that when conflicts of interest arise, the SPEs and their respective shareholders will act completely in our interests or that these conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “— Uncertainties with respect to the PRC legal system could materially adversely affect us.”

In the fiscal years ended March 31, 2012, 2013 and 2014, our SPEs contributed in aggregate 98.9%, 95.8% and 90.0%, respectively, of our total revenues. In the event that we are unable to enforce the contractual arrangements, we may not be able to direct the activities of our SPEs, and as a result, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the SPEs into our consolidated financial statements in accordance with IFRS.

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

Under our equity pledge agreements with our consolidated SPEs and their respective shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated SPEs to us. These pledges secure the performance of our consolidated SPEs’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of March 31, 2014, the pledges of equity interests by shareholders of our consolidated SPEs were registered with the relevant local branch of the State Administration for Industry & Commerce.

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

In addition, the registration forms of the local branch of the State Administration for Industry & Commerce, indicate that, the amounts of registered equity interests pledged to our wholly owned subsidiaries by Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Kaimi, Dangyi, Mugu, Feidong and Weipin and Sky Investment, were RMB10.0 million, RMB10.0 million, RMB10.0 million, RMB1.0 million, RMB1.0 million, RMB1.0 million, RMB1.0 million, RMB3.0 million, RMB1.0 million, RMB0.5 million, RMB0.5 million, RMB0.5 million, RMB1.0 million and RMB0.5 million and RMB55.0 million, respectively, which in aggregate represent 100% of the registered capital of our consolidated SPEs. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, a PRC court could deem the obligations secured under the equity pledge agreements in excess of the amounts listed on the equity pledge registration forms to be unsecured debt, materially adversely affecting our ability to be repaid.

The shareholders of our consolidated SPEs may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated SPEs are our current or former directors, officers or employees and their relatives. For example, Mr. Michael Tao Song, our founder, chairman and chief executive officer, is one of the registered shareholders of Mijia, a consolidated SPE incorporated in 2007. In addition, Mr. Song owned approximately 21% of our outstanding common shares as of the date of this annual report on Form 20-F. See “Item 4. Information on the Company — B. Organizational Structure” for a list of the registered shareholders of our consolidated SPEs and their respective shareholdings.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determine that the contractual arrangements between our PRC subsidiaries on the one hand, and our SPEs on the other, do not represent an arm’s-length price and adjust our SPEs’ income in the form of a transfer pricing adjustment.

A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our SPEs, which could in turn increase their respective tax liabilities. In addition, PRC tax authorities may impose late payment fees and other penalties on our SPEs for underpaid taxes. Our net income may be adversely affected if our SPEs’ tax liabilities increase or if they are found to be subject to late payment fees or other penalties.

Our business benefits from certain government tax incentives. Expiration, reduction or discontinuation of, or changes to, these incentives will increase our tax burden and reduce our net income.

Hangzhou Sky, as a “software enterprise,” was entitled to a full exemption from enterprise income tax, or EIT, in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 was 12.5%. Hangzhou Sky was qualified as a “high and new technology enterprise” in 2011, entitling it to a preferential EIT tax rate of 15% from 2012 to 2014. Once Hangzhou Sky ceases to qualify as a “high and new technology enterprise”, its applicable EIT rate may increase to up to 25%, which could adversely affect our results of operations.

In addition, Mijia, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%. Once Mijia ceases to qualify as a “software enterprise”, its applicable EIT rate may increase to up to 25%, which could adversely affect our results of operations.

Miyi, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Mijia from 2015 to 2017 is 12.5%. Once Miyi ceases to qualify as a “software enterprise”, its applicable EIT rate may increase to up to 25%, which could adversely affect our results of operations.

Najia, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Mijia from 2015 to 2017 is 12.5%. Once Miyi ceases to qualify as a “software enterprise”, its applicable EIT rate may increase to up to 25%, which could adversely affect our results of operations.

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the MOF and the State Administration of Taxation, or the SAT, jointly issued two circulars setting out the details of the VAT Pilot Program, which changes business tax to value-added tax for certain industries, including, among others, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the MOF and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. Pursuant to the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by Ministry of Finance and the SAT on April 29, 2014, or Circular 43, Circular 37 has been replaced by Circular 43 and the VAT Pilot Program has been expanded to cover telecommunication service, as currently conducted by us, as of June 1, 2014. See “Item 5. Operating and Financial Review and Prospects — Taxation.”

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

We are a holding company, and we may rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends.

Furthermore, if our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Most of our assets are held by, and substantially all of our earnings and cash flows are attributable to, our PRC subsidiaries. If earnings from our PRC subsidiaries were to decline, our earnings and cash flow would be materially adversely affected.

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

We may be classified as a “resident enterprise” for PRC EIT purposes, which could result in our global income becoming subject to the 25% PRC EIT rate.

The PRC Enterprise Income Tax Law provides that enterprises established outside of China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate on global income. Under the Implementing Rules, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise.

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

The circular provides that the above standards shall apply to enterprises registered outside of the PRC and funded by Chinese enterprises as controlling investors, and therefore such standards may be cited for reference only and may not be directly adopted when considering whether our “effective management” is in the PRC or not. Accordingly, it is still uncertain whether we may be considered a resident enterprise under the PRC Enterprise Income Tax Law. If we are considered a resident enterprise and earn income other than dividends from our PRC subsidiaries such as income from our international operations, we will be subject to a 25% PRC income tax rate on our global income, which could significantly increase our tax burden and materially adversely affect our cash flow and profitability.

If we are classified as a “resident enterprise” for PRC EIT purposes, you may be subject to PRC withholding tax on dividends from us or to PRC income tax on gains realized on the transfer of our ADSs or common shares.

Under the PRC Enterprise Income Tax Law and related Implementing Rules, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business if the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their source within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to the 10% PRC income tax rate if such gain is regarded as income derived from sources within the PRC unless a treaty otherwise provides.

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

In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. In addition, any litigation in China may be protracted and result in substantial costs and divert resources and management attention.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making additional loans or capital contributions to our PRC operating subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business.

As an offshore holding company of our PRC operating subsidiaries, we may make additional loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

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

Further, Circular 45 generally prohibits foreign invested entities, such as our PRC subsidiaries, from converting registered capital in foreign exchange into RMB for the payment of various types of cash deposits. If our variable interest entity requires financial support from us or our PRC subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our variable interest entity’s operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the RMB may materially adversely affect the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. For almost two years after reaching a high against the U.S. dollar in July 2008, the Renminbi traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high. In June 2010, the PRC government announced that it would increase Renminbi exchange rate flexibility. From June 2010 to March 2012, the RMB appreciated by 7.8% against the U.S. dollar. In March 2014, the People’s Bank of China widened the band around which the value of the Renminbi is allowed to deviate from the daily reference rate, which may allow for greater volatility in the U.S. dollar and Renminbi exchange rate. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in greater fluctuation of the Renminbi against the U.S. dollar.

Substantially all of our revenues, and a significant portion of our financial assets, are denominated in RMB. We principally rely on dividends and other distributions paid to us by our PRC subsidiaries. Any significant revaluation of the RMB may materially adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. Any fluctuations of the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

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

We are committed to comply with the SAFE notice and have taken steps to help ensure that our shareholders and beneficial owners who are subject to the SAFE notice also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE notice or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business. In July 2014, the SAFE notice was superseded by Notice on Domestic Residents’ Offshore Financing and Roundtrip Investment Through Special Purpose Vehicles. The impact of this recent regulatory development on our business operations remains unclear.

Failure to comply with the registration requirements for employee share option plans may subject our PRC equity incentive plan participants or us to fines and other legal or administrative sanctions.

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges. Pursuant to SAFE Circular No. 7, all PRC residents participating in share incentive plans of offshore listed companies shall, through their employers, jointly retain qualified PRC agents to register with local SAFE branches. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for asset trusteeship, which is lawfully selected to handle various foreign exchange matters related to share incentive plans and applies annually for a quota for conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of their employee stock options. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

Furthermore, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the MOF and SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notices are shares of publicly-listed companies.

We have registered with the local SAFE bureau on behalf of our employees who have been granted shares or share options under our share incentive plan and follow other procedures set forth in SAFE Circular No. 7 and other applicable regulations and we have filed the employee share option plans and other relevant documents with local tax authorities with competent jurisdiction. If we or any of our PRC option holders fail to comply with SAFE Circular No. 7, Notice Concerning Individual Income Tax on Earnings from Employee Stock Options or other relevant regulations in connection with our future grants of shares or share options, we or the relevant PRC option holders may be subject to fines and other legal or administrative sanctions.

The approval of the CSRC may have been required in connection with our initial public offering in December 2010 under PRC regulations. The regulation also establishes more complex procedures for acquisitions conducted by foreign investors that could make it more difficult for us to grow through acquisitions.

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

Our PRC counsel, Han Kun Law Offices, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies and (ii) our contractual arrangements with Hangzhou Sky and Mijia do not constitute the acquisition of Hangzhou Sky and Mijia, we were not required to apply with the CSRC for the approval of the listing and trading of our ADSs on NASDAQ.

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

Our SPEs may be required to obtain applicable permits or approvals from relevant regulatory authorities in order to operate. For example, we began to offer mobile video content through one of our SPEs in May 2010 but have not generated significant revenues from such content. Pursuant to PRC regulations, to offer mobile video content, the operating entity is required to obtain an online audio-visual broadcasting license. Further, the regulations only allow state-owned or state-controlled entities to apply for such license.

In addition, if government authorities challenge our practice, we may be subject to various penalties, including fines and the discontinuation of or restriction on our offering of mobile video content subject to the regulations. Any such disruption in operations would materially adversely affect our financial condition and results of operations.

We face risks of health epidemics and other disasters, which could severely disrupt our operations.

Our business could be materially adversely affected by the outbreak of H1N1, or swine influenza, avian influenza, severe acute respiratory syndrome, or SARS, influenza A virus subtype H7N9, or another epidemic. For instance, in early 2013, there were outbreaks of influenza A virus subtype H7N9 in nine provinces of China. Any prolonged recurrence of swine influenza, avian influenza, SARS or other adverse public health developments in China could adversely affect economic activities in China and require the temporary closure of our offices. Such closures could severely disrupt our business and adversely affect our results of operations.

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

Risks Related to Our ADSs

The market price for our ADSs may be volatile, which could result in substantial losses to you.

The market price for our ADSs may be volatile and subject to wide fluctuations in response to factors such as actual or anticipated fluctuations in our quarterly results of operations, changes in financial estimates by securities research analysts, changes in the economic performance or market valuations of other companies operating in our industry, announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments, fluctuations in exchange rates between the RMB and the U.S. dollar, intellectual property litigation, release of transfer restrictions on our outstanding shares or ADSs, and economic or political conditions in China. In addition, the performance and fluctuation in market prices of other companies with operations located mainly in China that have listed their securities in the United States may affect the volatility in the price and trading volumes of our ADSs.

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

From time to time, we may distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We are organized in the Cayman Islands and substantially all of our assets are located outside of the United States. We conduct substantially all of our operations in China through our subsidiaries and SPEs in China. All of our officers and directors reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the securities laws or otherwise.

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

The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, because Cayman Islands law has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action to investors in securities such as those found under the Securities Act or the Exchange Act, it provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended March 31, 2014. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of our ADSs and common shares, which may fluctuate significantly. Because we believe we were a PFIC for the taxable year ended March 31, 2014, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or common shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or common shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

PRC laws restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services through 14 SPEs, Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Kaimi, Dangyi, Zunqi, Geyuan, Mugu, Feidong and Weipin.

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

In August 2007, we issued in a private placement an aggregate of 50,000,000 Series A preferred shares for an aggregate purchase price of US$3.5 million to Sequoia Capital China II L.P.

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

In July 2010, through Dianneng, we entered into contractual arrangements with Hangzhou Sky, Mijia and their respective shareholders to replace their previous contractual arrangements with Pusida.

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

In November 2010, our shareholders approved a 200-for-1 share split of our common shares and Series A preferred shares, which became effective immediately. At the same time, the par value of our common shares changed from US$0.01 per share to US$0.00005 per share. Unless otherwise noted, all share information and per share data included in this annual report and accompanying financial statements has been adjusted to reflect this share split and change in par value.

In December 2010, Feineng was incorporated in China. Feineng primarily engages in the provision of mobile application services. In February 2011, through Dianneng, we entered into certain contractual arrangements with Feineng and its shareholders through which we gained effective control over the operations of Feineng.

In December 2010, we completed our initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share. We listed our ADSs on NASDAQ on December 10, 2010.

In April 2011, we sold a portion of our equity interests in Heisha to its minority shareholder for cash consideration of RMB1,152,000. Further, Heisha issued additional preferred shares to a third party partner, which further diluted our equity interest in Heisha to 31%. As a result, we no longer control Heisha.

In August 2011, we, through Profit Star HK, our wholly-owned subsidiary, established JSky Technology Limited, or JSky Cayman, in the Cayman Islands, with iaSolution Investment (BVI) Limited, an independent third party. We invested US$90,000 and obtained a 60% equity interest in JSky Cayman. JSky Cayman primarily engages in mobile application store services for overseas markets. JSky Cayman was dissolved in July 2013.

In September 2011, we incorporated Me Share Limited in Hong Kong, which was 100% held by Sky BVI. Me Share Limited primarily engages in mobile application store services for overseas markets, with a majority of its R&D support from Shanghai Texuan Information Technologies Co., Ltd., Me Share Limited’s wholly owned subsidiary in China.

In October 2011, Sky Investment was incorporated in China. Sky Investment focuses primarily on pursuing strategic investment opportunities in China. In December 2011, we incorporated Tiandian, our wholly-owned subsidiary in China, and entered into certain contractual arrangements with Sky Investment and its shareholder through which we gained effective control over the operations of Sky Investment.

In December 2011, we incorporated Sky Technologies International Limited, or Sky Technologies BVI, our subsidiary, in the British Virgin Islands. We then transferred all of our equity interest in Me Share Limited to Sky Technologies BVI.

In April 2012, Me Share Limited changed its name to Powerplay Technologies Limited.

In August 2012, Miyi and Najia were incorporated in China, which focus primarily on the provision of mobile application services. In November 2012, through Dianneng, we entered into certain contractual arrangements with Miyi, Najia and their respective shareholders through which we gained effective control over the operations of Miyi and Najia.

In September 2012, we incorporated a wholly-owned subsidiary, Kaimi, in China, which primarily engages in the provision of mobile application services.

In October 2012, Tianchu was incorporated in China. Tianchu primarily engages in the provision of mobile application services. In December 2012, through Dianneng, we entered into certain contractual arrangements with Tianchu and its shareholders through which we gained effective control over the operations of Tianchu.

In June 2013, we established Hangzhou Mopin Technologies Co., Ltd. which primarily focuses on cooperation with mobile network operators. We held 83.9% interest in this subsidiary and the remaining 4.1% interest is held by Mr. Zhiguo Zhou, one of our officers. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions.”

In June 2013, we sold a 30% interest on a fully diluted basis in Sky Technologies BVI to Mr. Qing Yan, a former officer of our Company, and Mr. Wenjie Wu, an officer of our Company. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Other Related Party Transactions.”

In June 2013, through Dianneng, we entered into certain contractual arrangement with Zunqi through which we gained effective control over the operations of Zunqi.

In October 2013, through Dianneng, we entered into certain contractual arrangement with Geyuan through which we gained effective control over the operations of Geyuan.

We transferred 100% equity interest of Kaimi to an employee of our Group, and in March 2014, through Dianneng, we entered into certain contractual arrangements with Kaimi through which we gained effective control over the operations of Kaimi.

In March 2014, through Dianneng, we entered into certain contractual arrangement with Dangyi through which we gained effective control over the operations of Dangyi.

In May 2014, through Dianneng, we entered into certain contractual arrangement with Feidong through which we gained effective control over the operations of Feidong.

In June 2014, through Dianneng, we entered into certain contractual arrangement with Mugu through which we gained effective control over the operations of Mugu.

In June 2014, through Dianneng, we entered into certain contractual arrangement with Weipin through which we gained effective control over the operations of Weipin.

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

We are a leading mobile application platform in China in terms of user visits. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including mobile games, music and books.

We launched our Maopao App Store for feature phones in December 2006, followed by a variety of other feature phone applications, through which we captured substantial market share in China. In response to the rise of smartphones and increasing demand for applications and mobile content designed to run on smartphones, we launched Maopao App Store for smartphones in May 2012. Throughout the years, we have developed a portfolio of Maopao platform products, including Maopao Game Center, Maopao Browser and Maopao Community that provide rich functionality and engaging user experience to Android smartphone and feature phone users. As of March 31, 2014, our Maopao platform products had attracted an aggregate of approximately 1.4 billion users, including approximately 147.3 million smartphone users.

Building upon our success in Maopao App Store, we are in the process of enhancing our Maopao platform to integrate a broad spectrum of Maopao platform products and third-party applications and mobile content that cater to the varying interests, needs and preferences of smartphone and feature phone users in China.

As a leading mobile application platform in China with a large and highly engaged user base, we are centrally positioned in China’s mobile application sector, which includes:

•

users, especially younger users with modest income, who constitute the majority of China’s mobile phone user base. Maopao platform enables smartphone and feature phone users to access and download a wide selection of mobile games and other applications and content for free and purchase in-app virtual items, premium features and other content at attractive price points;

•

handset companies, including handset manufacturers and independent handset design houses. We contract with a large number of handset companies to pre-install our Maopao App Store as their default app store, together with a combination of other Maopao platform applications that may appeal to their customers, on their handsets before shipment. We provide these handset companies’ customers with a standardized interface to access and download applications and content from our Maopao platform. Such strategic collaboration effectively extends our user reach to the customers of these handsets. We work closely with handset companies to optimize the performance of Maopao platform applications on each of their handset models and enhance user experience. As of March 31, 2014, we had cooperation agreements with over 250 smartphone and 800 feature phone handset companies to pre-install Maopao platform applications on their products, respectively;

•

mobile network operators’ retail locations. We work closely with China Mobile and China Unicom to provide customized software services at their physical stores, including the pre-installation of a wide range of applications that appeal to their customers.

•

content providers, including application developers and content title owners. Through Maopao platform, their applications and content are distributed to thousands of handset models and hundreds of millions of potential users without extensive customization. We had entered into licensing agreements with over 200 content providers as of March 31, 2014 to provide a variety of applications and other content, ranging from single-user games and multi-player games to social network applications that appeal to Chinese users;

•

payment service providers, including mobile service providers, mobile network operators and other payment processing agents. We primarily collect sales proceeds from mobile service providers who utilize mobile network operators’ billing channels to collect payments when users purchase in-app virtual items, premium features and other content from Maopao platform. In addition, we work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers and Alipay. As of March 31, 2014, we had entered into agreements with over 40 mobile service providers in China and overseas and six independent payment processing agents. We are also increasingly collaborating with mobile network operators directly to collect payment from users to enhance channel efficiency and ultimately improve our gross margin; and

•

mobile network operators, whom we cooperate with in various aspects of our business, including the provision of customized software services at their physical stores, distribution of applications and mobile content and payment collection. As of the date of this annual report, we have entered into strategic cooperation with all three dominate mobile network operators in China, namely, China Mobile, China Unicom and China Telecom.

We share revenue from our Maopao platform with handset manufacturers, mobile network operators, content providers and payment service providers. We believe that our revenue sharing approach aligns the interests of other industry participants with ours, motivates them to launch better products and services and fosters a long-term mutually beneficial relationship with us. The below chart sets forth our current business model:

We have grown substantially since we launched Maopao App Store for feature phones in 2006. There were approximately 3,448.7 million, 2,619.1 million and 1,403.9 million downloads of applications and content titles from Maopao platform in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Our Products and Services

We focus on providing entertainment-oriented applications and mobile content primarily through our Maopao App Store, complemented by a range of other Maopao platform applications that are popular among our users, including Maopao Game Center, Maopao Community and Maopao Browser.

Maopao App Store

Maopao App Store is a leading mobile application store in China in terms of user visits. Through Maopao App Store, our users can conveniently browse and download a wide variety of mobile games as well as other applications and mobile content.

Maopao App Store enables:

•

handset companies to pre-install Maopao App Store onto smartphones and feature phones to enhance mobile phone features and user experience. It expands the portfolios of mobile applications and content available to mobile phone users, enhancing the attractiveness of handsets;

•	content providers to gain access to a large number of users and potential users without incurring significant marketing efforts or extensively customizing their content for different handset models;

•	users to conveniently browse and download mobile applications from Maopao App Store and purchase in-app virtual items, premium features and other content from their handsets; and

•

us and other industry participants to collect payments from users through payment service providers, including mobile service providers, mobile network operators and independent payment processing agents. The availability of these user-friendly payment channels incentivizes other industry participants by aligning their interest with ours via revenue sharing.

Other Maopao Platform Products

Building upon the success of our Maopao App Store, we have developed a portfolio of Maopao platform products to further improve the functionality and user experience of smartphones and feature phones. Our most downloaded Maopao platform applications include Maopao Game Center, Maopao Community and Maopao Browser.

Maopao Game Center. Our dedicated game store, Maopao Game Center, features an extensive selection of mobile games sourced from third-party game publishers or developed in-house. We categorize these games by topic, popularity, date of release and various other groupings for our users to conveniently browse, search and download.

Since 2012, we have been promoting, primarily through our Maopao Game Center, an increasing number of “light games”, which are easy-to-play micropayment mobile games that do not require significant data usage or constant mobile network connection. Our “light games” primarily target students and working-class frequent gamers with lower-end handsets and smaller data plans.

Maopao Community. On our Maopao Community, members may create virtual profiles, befriend others who share similar ideas, interests or activities and view the profiles or track the status of their friends through blogs, pictures, instant messages and other social networking functions. One of the most popular features of the Maopao Community is mobile social games, where our Maopao Community members interact with each other in the wireless game world. We operate these mobile social games on our own server network through advanced cloud computing technology to ensure optimal user experience. We have launched Maopao Community for smartphones in May 2013 which maintains the user interface our feature phone users are accustomed to and enables feature phone users to transfer their game status, virtual items and community contacts to Maopao Community installed on their smartphones. As of March 31, 2014, our Maopao Community attracted approximately 283.0 million registered members. Maopao Community has served and is expected to continue to serve as an effective tool to retain and migrate our loyal Maopao Community users along with our transition to smartphones.

Maopao Browser. Our Maopao Browser offers mobile users the ability to locate vast amount of information available online. It also features as-your-type suggestions, complemented with direct links to websites where relevant, and an automatically generated directory of popular websites and applications grouped by various categories for users to conveniently browse and access.

Applications and Content Available Through Maopao Platform

The main categories of mobile applications and content available through Maopao platform include:

•	multi-user applications, including multi-player games, such as mobile social games, and social network applications; and

•	single-user applications and content, including single-player games, multimedia applications and other single-user content.

In the fiscal years ended March 31, 2012, 2013 and 2014, our total number of multi-user applications was 68, 598 and 1,582, respectively, and our total number of single-user applications and content titles offered on Maopao platform was 135,392, 469,256 and 378,955, respectively.

We organize the applications and content we offer based on popularity and functions, and update the user interface for each of our Maopao platform products on a weekly basis to prioritize new and popular applications and content offerings. We actively position our content offerings on Maopao platform based on our analysis of statistical user behavior data and user preferences. We aim to eliminate duplication and competition among the applications and content offered on our Maopao platform.

Most of our games are free to download and play, and we generate revenues primarily from sales of in-game virtual items and premium features. Other applications and mobile content we offer on Maopao platform are generally free to download in an effort to increase our customer base and loyalty. We intend to launch additional applications and content that complement our existing offerings based on future collaborative efforts with third parties and in-house development capabilities.

Multi-Player Games and Social Network Functions

We offer an expanding selection of multi-player games on our Maopao platform, such as multi-player role-playing games and multi-player version of popular card games and strategy games. Our most popular multi-player games include Fantasy of Three Kingdoms, Armed Heroes Online and the Xian Jian Wen Qing.

Most of our multi-player games are free to download and play. We charge users for each in-game purchase, such as performance-enhancement skills, weapons and accessories. For example, more than a hundred in-game virtual items are available for download in the Fantasy of the Three Kingdoms, one of our most popular multi-player games, and each item typically costs RMB0.1 to RMB15.

We offer a wide selection of social network tools on Maopao platform, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Weibo, as well as our own Maopao Community social network. We have a strategic cooperative relationship with Weibo Corporation, a leading online media company and mobile value-added service provider in China, under which we promote its brand and products through our Maopao platform products and in return receive commissions based on number of user registrations through our Maopao platform products.

In addition to our offerings in Maopao App Store and Maopao Game Center, we offer a variety of mobile social games and social network functions, such as instant messaging, blogging, personal profiling, content sharing and virtual gifting, in our Maopao Community. We offer most social network tools for free, but may charge for virtual gifts and other items, usually at RMB0.1 to RMB8 per item.

Single-Player Games

Single-player games, such as card games, simple strategic games and action games, involve a single player and usually relatively simple rules. We offered approximately 78,280 single-player games through Maopao App Store and Maopao Game Center during the fiscal year ended March 31, 2014 and attracted approximately 548.6 million downloads. Our most popular single-player games include Raging Sharks, a leisure game, and Infinity Wars, a tower defense card game.

Most of our single-user games are free to download and play. We usually charge RMB2 to RMB10 for each in-game purchase, such as performance-enhancement skills, weapons and accessories. On our feature phone Maopao App Store, for some single-player games, we charge a one-time subscription fee for unlimited access over a period of time, typically less than one month. We also introduce special offers where mobile phone users can download a bundle of single-player games at a discount.

Other Single-User Mobile Applications

Users can access a broad range of other applications through Maopao platform. Some of the most popular applications include video players, music players, screen lockers, instant maps, real-time stock quotes and analysis, weather, network clock and electronic dictionary. We offer most of these applications for free.

Content Sourcing and Management

The popularity and success of our Maopao platform depends on the quality of applications and content we offer, a substantial majority of which are sourced from third-party content providers. We have also developed certain applications in-house that are popular among our users, such as our mobile book reader, mobile music player, single-player games and social network applications. Leveraging our statistical user behavior data and user feedback, we provide our in-house development team and content providers with suggestions and guidance to develop quality applications and content that address our users’ varying needs and interests.

We selectively collaborate with content providers and had entered into licensing agreements with over 200 content providers as of March 31, 2014. Our content providers include some of the largest Internet companies in China, such as Baidu and many independent content developers, as well as certain of our mobile service providers and mobile network operators who offer their mobile applications and content through Maopao platform. We select content providers based on their reputation and track record and the needs, preferences and interests of mobile users and handset companies.

We strive to maintain close relationships with our content providers and motivate them to continuously introduce appealing applications through Maopao platform. Maopao platform effectively extends the customer reach of our content providers, enabling them to design content that can be delivered to handsets with a myriad of hardware and operation system configurations without significant marketing spending or extensive customization for different handset models.

In order to diversify our mobile games offerings and further expand our user base, we have been promoting an increasing number of “light games” since 2012, primarily through our Maopao Game Center, which target students and working-class frequent gamers with lower-end handsets and smaller data plans. “Light games” are easy-to-play micropayment mobile games that do not require significant data usage or constant mobile network connection. We expect the growth of our light gaming business to enable us to develop relationships with additional small and mid-size mobile game developers, which account for a large percentage of our content providers.

Contract Terms with Content Providers

We typically enter into exclusive or non-exclusive licensing agreements with a term of one to three years with selected third-party content providers and share with them a percentage of revenue or a fixed fee based on number of activations. To incentivize developers’ investment in certain applications that may require substantial resources and a longer development cycle, such as multi-player games, we sometimes pay content developers a minimum guaranteed amount in advance to cover part of their development costs in addition to revenue sharing with them once launched.

Support to Content Providers

We emphasize cooperating with content providers. We license our standard software development kits and related tool suites for free to encourage content providers to develop content in our proprietary format. We have designed our standard software development kits and related tool suites with modularized functions to allow content providers to focus on content creation and improvements without concerns over compatibility with handset hardware, software or network environments. This simplifies our content providers’ development process and shortens their time-to-market.

We have also established a standardized process to assist content providers to develop and launch applications and content. Our specialized content provider support team assists content providers in better utilizing our development tools and accelerating their development process. Our field engineers, some of whom are temporarily stationed at the offices of content providers, assist content providers with project management and other technical aspects of application development. For example, our field engineers provide technical support to content providers developing applications and content for the 3G network environment. We also work with selected content providers to test applications and content before launching them on Maopao platform. After launching an application or content title on Maopao platform, we give suggestions to content providers to improve their applications and content based on user feedback. We believe these efforts facilitate the development process of our content providers and enhance our relationship with them. We also host industry events and sponsor large industry conferences for the content developer community, such as the 3G Application Software Forum we held in Hangzhou in February 2010 and the Global Mobile Internet Conference we sponsored in May 2012, May 2013 and May 2014. We believe our close collaboration with content providers has well positioned us to offer creative and well-integrated digital lifestyle and entertainment solutions to our users.

Cooperation with Handset Companies

We primarily promote our Maopao platform by collaborating with handset companies, including handset manufacturers and independent design houses, to pre-install our Maopao platform products in their mobile handsets. We believe that, in the highly fragmented and competitive handset market in China, pre-installation of a mobile application onto handsets before they reach mobile users is a highly effective way for a mobile application to achieve success.

We have formed strong collaborative relationships with handset companies to embed our Maopao platform products for different types of mobile baseband, chipsets and reference designs. We have cooperated with over 250 smartphone and 800 feature phone handset companies as of March 31, 2014. The handset companies we collaborate with include branded handset manufacturers such as K-Touch, Coolpad, Konka, ZTE, Gionee and OPPO, as well as independent design houses such as Topwise and Water World. We select handset companies based on their reputation, development capabilities and market share and geographic reach of their handsets.

Pursuant to our agreements with handset companies, which typically have two-year terms and contain automatic renewal provisions, we generally pay handset companies a percentage of the revenues generated from user purchases within the pre-installed applications or a fixed amount based on number of activations. Handset companies also place high value on our content selection which is based on years of analysis of statistical data obtained from an extensive user base and an insight into market trends and user preferences. Pre-installing Maopao platform products that cater to handset customers’ needs and interests enhances the functionality and user experience of mobile handsets and helps promote handset sales.

In addition, collaboration with us enables handset companies to take advantage of our large user base and economics of scale to reduce development costs and costs associated with negotiating with individual content providers and payment processing agents. We work closely with handset companies to develop new handset features and optimize the operating environment of individual handset models. Our knowledge of their handset designs and functions in turn helps us to develop our Maopao platform products to better utilize the hardware and software resources of mobile handsets. We believe we have built a reputation among handset companies on our competitive value proposition and track record.

Cooperation with Mobile Network Operators

We have established strategic cooperation with all three dominant mobile network operators in China, namely China Mobile, China Unicom and China Telecom and collaborate with them in various aspects of our business.

Pre-installation. We contract with each of China Mobile and China Unicom to pre-install a wide range of applications that appeal to customers at their physical stores nationwide and share with them a percentage of revenue generated from the pre-installed applications. In March 2014, we entered into a strategic partnership with the Wo Store of China Unicom, the official application store of China’s second largest mobile network operator. Under this partnership, China Unicom designated us as its official business partner to provide customized software services through China Unicom’s extensive network of physical stores. As of March 31, 2014, this strategic partnership covered China Unicom’s physical stores in the fast growing smartphone markets of Zhejiang, Guangxi and Shandong provinces. We have designed and developed specifically for mobile network operators a smartphone assistant software, Mopin Smartphone Assistant, which provides a one-stop solution for the installation of various smartphone applications that cater to different customer demographics at the time a customer purchases smartphones at physical stores of mobile network operators. In addition, Mopin Smartphone Assistant enables mobile network operators to track and analyze user download and purchases, which helps promote their mobile data plans and enhance their customer services.

Payment collection services. Each of China Mobile, China Unicom and China Telecom has granted us access to their payment channels for us to collect sales proceeds from them directly without using mobile service providers as intermediaries, thus effectively reducing our payment channel costs.

Mobile content distribution services. We have entered into partnership agreements with China Mobile, pursuant to which we offer China Mobile’s mobile games and mobile reading application on Maopao platform and share with them a percentage of revenue based on user purchases of China Mobile’s in-game virtual items, premium features and reading content from Maopao platform. In addition, we distribute our licensed games and reading content through China Mobile’s mobile games and mobile reading channels.

We plan to intensify our cooperation with mobile network operators to increase our user base, benefit from lower payment channel costs and faster payment collection and supplement our mobile application and content offerings.

Payment Channels

Mobile Service Providers

We rely primarily on mobile service providers for payment collection. In the fiscal years ended March 31, 2012, 2013 and 2014, we collected a large portion of our revenues through the billing channels of mobile service providers, who have access to mobile network operators’ payment channels pursuant to their respective agreements with mobile network operators. After a mobile user confirms his or her purchase of in-app virtual items, premium features or other content, Maopao platform prompts the user to send an SMS to one of our selected mobile service providers, who will then send the user a confirmation SMS with transaction details and a simultaneous message to the mobile network operator. Upon receipt of the confirmation SMS, the mobile network operator records the transaction and bills the user.

Our relationships with mobile service providers are critical to our payment collection. As of March 31, 2014, we had entered into agreements with over 40 mobile service providers. We select mobile service providers based on their network coverage, service quality, proceeds sharing arrangements and track record of payment collection. Our agreements with mobile service providers generally have terms of one to three years without automatic renewal provisions. We generally share with mobile service providers a percentage of the payments they collect, which are net of the fees they pay to mobile network operators. We receive settlement statements from mobile service providers on a monthly basis, which indicate the aggregate amount of fees that were charged to users for purchases through Maopao platform.

Our mobile service providers depend on mobile network operators for billing and collection services. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We depend on mobile service providers, and ultimately mobile network operators, for the collection of a substantial majority of our revenues, and any loss of or deterioration in our relationships with mobile service providers, or a disruption in our mobile service providers’ relationships with mobile network operators, may result in severe disruptions to our operations and loss of revenues.”

Certain mobile service providers, such as Kongzhong, also distribute content through Maopao platform, which further enhances our relationships with them. For the mobile service providers who distribute their applications and content through Maopao platform, we usually charge a commission at a percentage of their revenues.

Mobile Network Providers

We have been granted access to the payment channels of all three dominant mobile network providers in China, which enables us to collect payment directly from them without using mobile service providers as intermediaries. See “—Cooperation with Mobile Network Providers.”

Third-party Payment Channels

In addition to mobile service providers and mobile network operators’ billing channels, we offer a variety of other payment options to our users, including game cards of third-party companies such as Giant Interactive, Netease, Perfect World and Shanda, other prepaid cards, bank remittance, China Post, and virtual currency such as QQ Currency, among others. Users may use game cards or other prepaid cards to make purchases in our Maopao Community. For these payment channels, we usually collect through independent payment processing agents and share a percentage of proceeds with them, which is usually lower than the commission we pay mobile service providers. Our agreements with the independent payment processing agents generally have terms of one year with automatic renewal provisions.

Sales and Marketing

We aim to increase sales by continuously introducing applications and content that appeal to our users, increasing our users’ purchasing frequency and average spending. Our market research team keeps abreast of the latest market trends and user preferences by analyzing user statistical data and provide content development suggestions to third-party content providers and our in-house development team on a real-time basis. We market and promote Maopao App Store and our applications and other content to users through the following channels.

•

Pre-installation. We primarily promote our Maopao platform by collaborating with handset companies, including handset manufacturers and independent design houses, to pre-install our Maopao platform products in their handsets. We emphasize maintaining close relationships with handset companies to increase the number of mobile handsets pre-installing Maopao platform products. As of March 31, 2014, we have cooperated with over 250 smartphone and 800 feature phone handset companies. We are also developing relationships with additional handset companies to further extend our user reach. In addition, we collaborate with China Mobile and China Unicom to pre-install our Maopao platform applications at their physical stores nationwide.

•

Advertising and promotions. We regularly introduce sales events based on certain themes and grouping similar applications and content into packages. We have implemented a Talented User program, under which some of our users who are familiar with Maopao platform and its applications and content recommend and promote applications and content to other users in forums that discuss frequently asked questions about Maopao platform. We also attend and sponsor various industry events and conferences, such as the Global Mobile Internet Conference in May 2014 in Beijing, China and the Daiwa Hong Kong China Investment Seminar 2014 in June 2014 in Tokyo, Japan, to introduce our Maopao platform products to potential users and business partners and increase product visibility internationally.

Prior to launching new applications and content, we usually conduct test marketing by offering the new applications or content to selected users. We analyze user purchases and feedback to forecast demand, growth potential and acceptable price range of the applications and content, and plan our launch and marketing accordingly to enhance marketing efficiency.

International Expansion

We believe we are well-equipped to expand into overseas markets with a large number of users of China-manufactured mobile handsets, such as India, Indonesia, Malaysia and other emerging markets in Southeast Asia and South America and have already initiated our expansion efforts in these markets. We have identified key mobile market participants, including local mobile network operators, content providers and handset manufacturers in these markets and have integrated them into our global network. We have a dedicated research and development and sales team covering each of our major overseas markets and we have translated the user interface of many of our single-player games and other applications into local languages, including English, Hindi and Thai.

We will continue to collaborate with China-based handset companies to have Maopao platform products pre-installed onto their handsets for export.

Operation of Maopao Platform

Maopao platform is operated on our network infrastructure of over 1,000 computer servers. Our network infrastructure automatically reports any detected malfunctions on a real-time basis to our network control center, which allows us to quickly respond to and resolve issues to ensure the stability and security of our network.

Our operations team, which consisted of 94 employees as of March 31, 2014, is responsible for the operation of applications and other mobile content available on Maopao platform. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation processes once bugs or other defects are detected and provide application updates for users to download. Our operations team also polices against rampant piracy in China, which allows users to bypass mobile application stores, damaging the operations and reputation of application store operators, content providers and other industry participants. We regularly analyze the download and billing records of handsets using Maopao platform in order to detect piracy.

Customer Service

We place high value on quality customer services. We have an in-house call center and a website forum that provide real-time assistance to Maopao platform users. Our in-house call center provides customer service 24 hours a day, seven days a week.

Our customer service representatives are trained to address user inquires and complaints and educate users and potential users about Maopao platform products. We actively monitor user complaints and provide feedback to content providers to identify and address potential issues. We were granted the “Golden Ear Microphone Award” by Customer Care & Management World Group in 2011 for our call center providing the best customer experience.

We endeavor to hire qualified customer representatives and regularly evaluate their performance. Each customer representative completes monthly mandatory training conducted by experienced managers on product knowledge, service attitude, complaint handling and communication skills.

Our Technologies

We have focused on and will continue to invest in our technologies, which help us connect the various resources of the mobile application ecosystem and deliver superior user experience. Our technologies enable users to search and download an expanding collection of applications and purchase virtual items, premium features and other content that cater to their varying interests on a platform that is highly scalable and reliable. We believe Maopao platform and related technologies provide practical solutions to the problems facing mobile application providers in China.

Data Mining and Big Data Analytic Technologies

We apply big data analytic technologies to ensure the quality of our Maopao platform products, enhance user experience and achieve higher user engagement and monetization. Leveraging our advanced data mining and big data analytic capabilities, we are able to extract, process and analyze a vast and growing amount of user behavior and preference data, such as user demographics, preferred log-in time, in-app activity levels, purchase patterns and effectiveness of promotional activities, to identify applications and content that our users will be most interested in. By comparing the user behavior and preference data we have compiled against an index of user-specific parameters, our personalized recommendation engine provides real-time tailored mobile application recommendations that appeal to each individual user.

Cloud Computing Platform

Our cloud computing platform, Maopao Cloud Services, is a distributed computing platform tailored for mobile gaming business. It is built with proprietary technology that enables servers clusters to perform with enhanced computing power and higher stability to facilitate the low-latency and long running time of mobile games. Maopao Cloud Services offers a suite of cloud services such as elastic computing, database storage and services and large-scale data processing. It identifies the most efficient and stable connection in our network for each task which enables real-time dynamic allocation of our servers, bandwidth and other resources to support the requirements of our users and content providers.

Content Delivery Network

By integrating our proprietary content distribution network with third-party content delivery networks, we have built in a distributed, load-balanced mobile application distribution system based on cloud-based infrastructure and distributed storage technologies that achieves high availability at high speed. This system allows heavy traffic on our Maopao platform to be redistributed to different servers based on the processing capability of each server to minimize our users’ waiting time. Designed specifically for a large Chinese mobile user base that is geographically dispersed, this infrastructure can be expanded easily as data storage and user visits increase and is optimized to handle small files, fragmented small file retrieval and remote backup.

Compatibility with Mobile Handsets

China’s mobile handset market is characterized by the fragmentation of handset hardware, ranging from economic feature phones designed for basic telecommunication functions to top-of-the-line smartphone models. A successful mobile application must be compatible with such diversified hardware, as well as a myriad of operating systems and other software available on handsets in China.

Maopao platform is designed to be compatible with or customized for all mainstream handset development hardware and software and to facilitate the operation of individual applications on various mobile operating systems. With our familiarity of various handset models in China through our cooperation with handset companies and involvement in their handset design process, we design Maopao platform products to better utilize the resources of popular handset models’ hardware and software and bypass their system bottlenecks, enhancing the performance of our applications and content in the actual operative environment.

Connectivity with Mobile Networks

China’s mobile network environment also presents challenges to mobile application providers. Each of the three dominant mobile network operators has numerous provincial subsidiaries operating local networks in their respective regions. Therefore, a national mobile application provider must deal with diverse network operating environments. Utilizing our core development team’s experience in telecommunications networking, we have a good grasp of the local network operating environments in different regions in China, including their connectivity, interconnection among different networks and their respective fee standards.

Maopao platform is designed to make the best use of network resources, accommodating varying network operating conditions. For example, when users use the applications and content on Maopao platform, Maopao platform automatically detects local network conditions, lists network connection alternatives and selects the optimal connection solution. When connecting to a local wireless network with data transmission problems, our built-in algorithms will minimize data error during transmission.

Digital Rights Management

Maopao platform is designed to protect against piracy. Unlike other application stores that rely on open source software like Java based programs, our proprietary MRP format has built-in encryption features for content-protection and secured billing. Each mobile handset installing Maopao platform products is assigned with an individual computing method for its billing records. Even if hackers attack a handset, the impact is usually limited to that specific handset.

Scalable Hardware Infrastructure

Each physical server in our infrastructure network functions as a virtualized central server, which supports simultaneous mobile application access by approximately one million mobile users. We utilize this technological foundation for mass computing and operational stability, supporting most sophisticated applications such as multi-player games and complicated social network functions.

Single Socket Solution and Easy Upgrade Process

We implement a single socket solution, which significantly improves wireless data transmission speed and application stability. Unlike certain other mobile application stores that require users to open a socket for each application, our single-socket approach saves users the time and resources needed for opening and closing different sockets and switching among sockets. Maopao platform and the cloud computing at our servers allow the concurrent operation of several functions through one socket on a given handset.

For certain applications, such as multi-player games, users generally have to reload the entire application for application upgrades, which drastically slows down the application and compromises user experience. Maopao platform simplifies the upgrade process by reloading only the part of the applications that requires upgrade, significantly reducing the reloading time.

Competition

The mobile application market in China is fast evolving and highly competitive. The market is characterized by frequent introduction of new products and services, short product life cycles, evolving industry standards, regular improvement in performance characteristics, rapid adoption of technological and product advancements, user price sensitivity and aggressive price cutting by competitors with resulting downward pressure on gross margins. We compete with:

•	other independent application store operators;

•	handset companies, mobile service providers, mobile operating systems and other industry participants that have developed or may develop their own application stores;

•	large Chinese Internet companies that may develop their own mobile application stores, applications or other mobile content; and

•	other mobile application distributors and other content providers, such as mobile game distributors.

Our major competitors include Baidu’s 91 Wireless, Tencent, Qihoo 360 and Wandoujia. We may also face alliances between our existing and new competitors. New competitors may also emerge. Some of our competitors or potential competitors may have greater development experience and resources than we have. We compete primarily on the basis of user base, relationships with mobile handset companies, mobile network operators, mobile service providers and mobile network operators, key technologies and research and development capabilities. For a discussion of risks relating to the mobile application market in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.”

Intellectual Property

We regard our copyrights, trademarks, trade secrets and other intellectual property critical to our success, and rely on a combination of trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, content providers and others to protect our proprietary rights. Our research and development personnel have entered into confidentiality and proprietary information agreements or agreements containing confidentiality and proprietary clauses with us, pursuant to which they are required to assign to us all of the inventions, designs and technologies they develop during their employment with us.

Licenses from Third Parties

While we develop certain applications in-house, a majority of the applications and content offered on our Maopao platform are developed by and sourced from third-party content developers. We selectively collaborate with content providers and had entered into licensing agreements with over 200 content providers as of March 31, 2014. Under the license agreements, we generally share a percentage of revenue with the content developers or pay a fixed fee based on number of activations. We sometimes pay content providers a minimum guaranteed amount in advance to cover part of their development costs in addition to revenue sharing.

Trademarks, Trade Names, Copyrights and Domain Names

As of the date of this annual report, we have applied for the registration of the trademarks in China. We have obtained 110 copyright registrations for software we developed, including development tools for our MRP format, as well as our Maopao platform products. In addition, we have registered 91 domain names, including sky-mobi.com and 51mrp.com, our primary websites.

While we actively protect our proprietary rights, these efforts may not be adequate to prevent the infringement or misappropriation of our intellectual property. This is particularly the case in China, where intellectual property laws may not protect our proprietary rights as fully as in the United States. Infringement or misappropriation of our intellectual property could materially harm our business.

In addition, our product offerings may infringe patents, copyrights or other intellectual property rights held by third parties, subjecting us to legal proceedings and claims, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — Our results of operations, financial performance and business may be adversely affected by potential intellectual property rights infringement claims against us.”

Seasonality

Our results of operations may be affected by seasonal trends caused by user behavior and demand for our applications and content offerings. Our revenues are generally higher during holiday seasons, when users tend to download more applications and content from Maopao platform and incur higher purchases. Such seasonality has appeared less prominent in recent periods as our user base continue to increase.

Insurance

We maintain directors and officers liability insurance and do not maintain any property insurance other than insurance for our vehicles. Consistent with industry practice in China, we do not maintain business interruption insurance. Damage to any of our equipment or buildings or a significant product liability claim that is not covered by our insurance policies could have a material adverse effect on our results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

•

to operate telecommunications value-added services business across two or more provinces, autonomous regions or centrally administered municipalities, the applicant should have a minimum registered capital of RMB10.0 million; to operate telecommunications value-added services business within one province, autonomous region or centrally administered municipality only, the applicant should have a minimum registered capital of RMB1.0 million;

•	the applicant has the necessary premises, facilities and technical scheme; and

•	the applicant and its major capital contributors and business managers have no record of violating rules of the telecommunication supervision and administration during the past three years.

Provision of telecommunications value-added services across two or more provinces, autonomous regions or centrally administered municipalities requires the approval of the MIIT and a Trans-regional Telecommunications Value-added Services Operation License issued by the MIIT. Provision of such services to one province, autonomous region or centrally administered municipality requires only the approval of the relevant CAB, which will issue a Telecommunications Value-added Services Operation License. We provide our telecommunications services from Zhejiang province only and we do not have servers in other parts of China. As such, we only need the approval of the Zhejiang CAB. Each of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi and Najia has been granted a Telecommunications Value-added Services Operation License by Zhejiang CAB.

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

Online Games

On June 3, 2010, the MOC issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies that plan to operate online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. The MOC is responsible for reviewing the content of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. In addition, the Rule on Online Games provides that all domestic online games must be filed with MOC, and all imported online games must be approved by the MOC.

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

We have requested our shareholders and beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under Circular 75. As of the date of this annual report, all of our shareholders and beneficial owners who are subject to the SAFE notice have obtained registration in accordance with its requirements. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by Circular 75 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restrictions on our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which may adversely affect our business. In July 2014, Circular 75 was superseded by Notice on Domestic Residents’ Offshore Financing and Roundtrip Investment Through Special Purpose Vehicles. The impact of this recent regulatory development on our business operations remains unclear.

On February 15, 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or SAFE Circular No. 7, to replace the previous Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of Offshore Listed Companies. SAFE Circular No. 7 regulates foreign exchange matters associated with employee stock option incentives or similar incentives permitted under applicable laws and regulations granted to PRC residents by companies whose shares are listed on offshore stock exchanges. Pursuant to SAFE Circular No. 7, all PRC residents participating in share incentive plans of offshore listed companies shall, through their employers, jointly retain qualified PRC agents to register with local SAFE branches. PRC residents include PRC nationals or foreign citizens having been consecutively residing in PRC for not less than one year, acting as directors, supervisors, senior management personnel or other employees of PRC entities affiliated with such offshore listed company. A qualified PRC agent may be a PRC entity involved in the share incentive plan or a PRC institution eligible for asset trusteeship, which is lawfully selected to handle various foreign exchange matters related to share incentive plans and applies annually for a quota for conversion and/or payment of foreign currencies in connection with the domestic individuals’ exercise of their employee stock options. The foreign exchange proceeds received by PRC residents from sale of shares under share incentive plans granted by offshore listed companies must be remitted to bank accounts in China opened by their employers or PRC agents.

Furthermore, a Notice Concerning Individual Income Tax on Earnings from Employee Stock Options, jointly issued by the Ministry of Finance and SAT, provides that domestic companies that implement employee share option programs must file the employee share option plans and other relevant documents with local tax authorities having jurisdiction over the companies before implementing such plans, and must file share option exercise notices and other relevant documents with local tax authorities before exercise by their employees of any share options, and clarify whether the shares issuable under the employee share options referenced in the notices are shares of publicly-listed companies.

We have registered with the local SAFE bureau on behalf of our employees who have been granted shares or share options under our share/option incentive plan and follow other procedures set forth in SAFE Circular No. 7 and other applicable regulations and we have filed the employee share option plans and other relevant documents with local tax authorities with competent jurisdiction.

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

Our PRC counsel, Han Kun Law Offices, has advised us that, based on their understanding of current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies, and (ii) there is no provision in the M&A Rule that classifies our contractual arrangements with Hangzhou Sky and Mijia as the acquisition of Hangzhou Sky and Mijia, we were not required to apply to the CSRC for the approval of the listing and trading of our ADSs on NASDAQ. However, following the State Council’s decision to establish the security review system for mergers and acquisitions of domestic enterprises by foreign investors on February 3, 2011, the Ministry of Commerce promulgated the Regulations on Implementing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors on August 25, 2011, or the Security Review System Regulations, which specifically prohibits foreign investors from using contractual control to circumvent the aforesaid security review.

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

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and SPEs as of the date of this annual report. For a listing of all of our significant subsidiaries and SPEs as of the date of this annual report, see Exhibit 8.1 filed herewith.

(1)	Sky Technologies International Ltd is 60% owned by Sky Network International Ltd and 40% owned by minority investors.
(2)	Mijia is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, 23.2% owned by Mr. Li Ou, our former chief technology officer, 9.28% owned by Mr. Yan Tang, a former officer of our Company and the remaining 21.12% owned by seven of our employees.
(3)	Hangzhou Sky is one of our SPEs in China and is currently 80% owned by Mijia and 20% owned by Ms. Qinyi Zhu, wife of Mr. Michael Tao Song.

(4)	Including the following 12 SPEs: Feineng, which is currently 60% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, and 40% owned by Mr. Li Ou; Fanyi, which is currently 75% owned by Mr. Michael Tao Song and 25% owned by Mr. Tao Yang, an employee of an affiliate of the Sequoia Funds; Miyi, which is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Yan Tang; Najia, which is currently 60% owned by Mr. Li Ou and 40% owned by Mr. Yan Tang; Tianchu, which is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Li Ou; Zunqi, which is currently 100% owned by Ms. Zi Jin, an employee of the Company; Geyuan, which is currently 100% owned by Mr. Zhen Wang, an employee of the Company; Kaimi, which is currently 100% owned by Mr. Zhe Wang, an employee of the Company; Dangyi, which is currently 100% owned by Mr. Guoping Ou, an employee of the Company; Mugu, which is currently 100% owned by Mr. Wenjie Wu, an employee of the Company; Feidong, which is currently 100% owned by Mr. Wanyan Shao, an employee of the Company; and Weipin, which is currently 100% owned by Mr. Bo Ning, an employee of the Company.
(5)	Sky Investment is one of our SPEs in China and is currently 100% owned by Mr. Michael Tao Song. Sky Investment is currently in the process of deregistration.
(6)	Hangzhou Mopin Technologies Co., Ltd. is one of our PRC subsidiaries and is currently 79.88% owned by us and 20.12% owned by Mr. Zhiguo Zhou, an employee of the Company.

We have entered into contractual arrangements with each of our SPEs and their respective shareholders through which we exercise effective control over the operations of these entities and receive the economic benefits of the shareholders’ equity interests in these entities. As a result of these contractual arrangements, under IFRS, we are considered to have control over each of our SPEs, and thus consolidate their results in our consolidated financial statements. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.”

Unless terminated at Dianneng or Tiandian’s sole discretion, each agreement with the SPEs has a term of ten years or 20 years and is renewable at Dianneng or Tiandian’s sole discretion.

Contractual Arrangements with the SPEs and their Shareholders

Our relationships with our SPEs and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of our SPEs, Dianneng and Tiandian is an independent legal person and none of them is exposed to liabilities incurred by the other parties. Other than pursuant to the contractual arrangements among our SPEs and their respective shareholders and Dianneng and Tiandian, our SPEs are not required to transfer any funds generated from their operations to Dianneng or Tiandian.

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

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices in Beijing, Shanghai, and Shenzhen under leases with terms ranging from one to three years. In aggregate, we maintained a total of approximately 7,000 square meters of office space as of March 31, 2014. We lease all of our facilities from independent third parties and do not own any real property.

The following table sets forth a summary of our material leases as of the date of this annual report:

Location	Space (in square meters)	Usage of Property	Expiration
Hangzhou	3,112	Headquarters	May 2015
	2,800	Office	May 2015
Beijing	176	Office	May 2014
	133	Office	March 2014
Shanghai	347	Office	August 2014
	120	Office	January 2015
Shenzhen	120	Office	January 2015

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report. This annual report contains forward-looking statements. See “ — H. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, which involve risks and uncertainties. In evaluating our business, you should also carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report.

A.	Operating Results

Overview

We are a leading mobile application platform in China in terms of user visits. Since inception, we have focused on building a large and engaged user base. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including games, music and books. Throughout the years, we have developed a portfolio of Maopao platform products that provide rich functionality and engaging user experience to Android smartphone and feature phone users, including Maopao Game Center, Maopao Community and Maopao Browser. We collaborate with over 250 smartphone and 800 feature phone handset companies to pre-install Maopao platform products on their handsets before shipment. In addition, we partner with mobile network operators to provide customized software services at their physical stores, including the pre-installation of a wide range of applications that appeal to their customers. As of March 31, 2014, our Maopao platform products in aggregate had attracted approximately 147.3 million smartphone users and approximately 1.3 billion feature phone users.

We have experienced substantial growth since we launched Maopao platform in 2006. In response to the rise of smartphones and increasing demand for applications and mobile content designed to run on smartphones, we have shifted our strategic focus to the smartphone market in 2012, launching a series of Maopao platform products for smartphones. For the fiscal year ended March 31, 2014, approximately 43.3% and 56.7% of our revenues were derived from our smartphone and feature phone business, respectively. As the growth of China’s smartphone market is increasingly driven by economic smartphones, we are focused on the monetization opportunities in this segment. As we transition from the feature phone business to the smartphone business, we do not expect the transition to require significant additional resources in terms of personnel, server capacity and customer support other than promotional expenses.

We generate revenues primarily through our users’ in-app purchase of virtual-items and premium features. We source the majority of these applications and content from third-party content providers and develop the remainder of the applications and content in-house. We collect payments primarily through mobile service providers, who utilize mobile network operators’ billing channels to collect payment for user purchases of Maopao platform products. We have established and are deepening our partnership with mobile network operators to collect payments directly. In addition, we work with independent payment processing agents to collect payments through a variety of third-party payment channels, including prepaid cards, bank remittance and online payments. From January 1, 2007 through March 31, 2014, we offered over 402,097 applications and over 217,681 content titles on Maopao platform and experienced 12.5 billion cumulative downloads.

We share revenue from Maopao platform with handset companies, content providers, mobile service providers and mobile network operators. Costs associated with payments under proceeds sharing arrangements with these industry participants account for most of our cost of revenues.

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

Our results of operations are also directly affected by the following specific factors:

The continued growth of China’s mobile handset industry

We generate revenues from both our smartphone and feature phone businesses. A primary factor impacting our revenues is the sales volume of mobile handsets in China. While smartphones are gaining popularity in China as they become increasingly affordable, feature phones maintain their appeal in the economic handset market, and represent a significant portion of the Chinese handset market.

Another factor that may drive the growth of our business is the growth of the domestic mobile handset industry in China. The rapid growth of the domestic mobile handset market in recent years makes mobile handsets more affordable to a wider variety of people and enables users of economic mobile handsets to upgrade their mobile phones at relatively low cost. These mobile users typically pay greater attention to mobile handsets’ performance-to-price ratio and tends to be more attracted to mobile phones’ entertainment functionality. We believe that the mobile entertainment industry will benefit from the proliferation of economic domestic mobile handsets in China.

Our ability to increase the installed base of our products

Our results of operations significantly depend on the overall size of our user base, which in turn largely depends on the size of the installed base of our Maopao platform products and demand for handsets pre-installing Maopao platform products. To build and broaden our user base, we have primarily relied on pre-installing our Maopao platform products onto smartphones and feature phones. We believe our success substantially depends on our ability to maintain and enhance our relationships with handset companies and establish cooperation with additional handset companies, particularly those with substantial market share or high growth potential.

As of March 31, 2014, we had pre-installation arrangements with over 250 smartphone and 800 feature phone handset companies. As of March 31, 2014, our Maopao platform products had approximately 147.3 million cumulative smartphone users and 1.3 billion cumulative feature phone users. Our large user base has contributed to our growth and our central position in the mobile application sector.

Our ability to continue to source and offer popular applications and content and monetize our large user base

We generate revenues primarily through users’ in-app purchase of virtual-items and premium features. This substantially depends on our ability to source applications and content that cater to rapidly changing user preferences, mobilize our user base into a community of active paying members and appropriately price our content offerings. Our ability to identify and offer applications and other content appealing to our target users in China, such as popular local card games, mobile social games, mobile books, dating-related applications and other social network functions, has significantly contributed to our growth.

We believe the popularity of our applications and content on Maopao platform affects the loyalty and spending of our users. Our results of operations significantly depend on our ability to source, aggregate and update applications and content on Maopao platform to cater to users’ changing interests, needs and preferences and attract users to download and pay for such applications and content.

Revenues from multi-player games have grown rapidly since February 2010 when we launched Fantasy of the Three Kingdoms, our first major top-selling multi-player game, and we continue to increase our offerings of multi-player games to capture user interest. During the fiscal year ended March 31, 2014, we offered over 1,000 of multi-player games on our Maopao platform, among which Fantasy of the Three Kingdoms, Armed Heroes Online and Xian Jian Wen Qing ranked in the top of our best-selling games. We expect to introduce new multi-player games over the next year by collaborating with third-party game developers.

We typically determine the prices of applications and content we offer. Most of our applications are free to download, and we generate our revenues from sales of in-app virtual items and premium features. In addition, we offer certain applications and content free of charge to complement our product offerings and stimulate user interest. We believe our results of operations significantly depend on our ability to balance free offerings with paid offerings and price our product offerings competitively to optimize user monetization.

From an industry perspective, we believe that the mobile games sector is the most popular mobile applications and one of the fastest growing mobile application sectors in China. In order to enhance our monetization opportunities, we have been since 2012 promoting, primarily through our Maopao Game Center, an increasing number of “light games”, which are easy-to-play micropayment mobile games that do not require significant data usage or constant mobile network connection. Our “light games” target students and working class frequent gamers with lower-end handsets and smaller data plans. Our Maopao Game Center provides distribution, billing and data analysis capabilities for small and mid-sized game developers and easy downloads of mobile games for economic mobile handset users. We believe that Maopao Game Center enhances our collaboration with game developers, especially small and mid-sized game developers, and further expands our user base.

Our ability to more efficiently collect sales proceeds

We collect a large portion of our sales proceeds through mobile service providers who utilize mobile network operators’ billing channels to collect sales proceeds from user purchases on Maopao platform. Billing and transmission failures, such as failures to transmit MR data due to technical problems with the network or mobile service providers’ failure to collect all or part of sales proceeds, adversely affect collection efficiency. Mobile service providers’ ability to avoid and address such failures varies. When users make a purchase, we direct the purchase to the mobile service provider of our choice.

We aim to maximize collection of sales proceeds by collaborating with mobile service providers with better collection performance, shorter payment periods and lower transmission error rates, and closely monitoring them to lower collection related risks. We share a percentage of sales proceeds with mobile service providers. We have established and are deepening our partnership with mobile network operators directly without using mobile service providers as intermediaries to collect payment. In addition, users can make purchases in our Maopao Community through various third-party payment channels. Payment channel cost represented the largest component of our cost of revenues in each of the three fiscal years ended March 31, 2012, 2013 and 2014.

We intend to increasingly collect payments directly through mobile network operators or through independent payment processing agents to reduce payment channel cost as a percentage of our cost of revenues.

Our ability to control costs related to handset companies and content providers

We share revenue with handset companies that pre-install Maopao platform products as well as content providers from whom we license applications and content. Payments to handset companies and content providers constituted a significant portion of our cost of revenues in each of the fiscal years ended March 31, 2012, 2013 and 2014. Therefore, any change in our revenue sharing arrangements with handset companies and content providers could significantly affect our results of operations. In addition, we selectively purchase third-party applications and mobile content from content providers, and have developed certain applications and mobile content in-house. As the applications or mobile content purchased or developed in-house do not involve revenue sharing with content providers, we may achieve higher profit margins if these applications and mobile content gain increasing popularity among our users.

In line with industry practice in China, we share revenue with content providers and handset companies based on user transaction data recorded by mobile service providers. To identify a particular handset company and applications and content users purchase from its handsets, a designated authorization code is built in to its handset when pre-installing Maopao platform products. There has been instances where handset companies, when introducing a new handset model in tight time frame, pre-installed our Maopao platform products to enhance handset features without obtaining authorization codes from us. In such circumstances, we were not able to recognize the handset models purchasing from Maopao platform and as a result was not able to share revenue with these handset companies.

Our track record of revenue sharing with handset companies has promoted our brand and our capability to generate additional revenue streams for handset companies. As such, an increasing number of handset companies have partnered with us to pre-install our authorized codes in each of the three fiscal years ended March 31, 2012, 2013 and 2014. As a result, the percentage of transactions effected through Maopao platform attributable to pre-installations had increased during the same period, causing our revenue sharing with handset companies to increase accordingly.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may issue or revise rules, policies or guidelines that affect our results of operations. For example, in January 2010, China Mobile, the largest mobile network operator in China, implemented a series of measures to improve the user experience for mobile handset embedded services. Under these measures, mobile applications and other content embedded in handsets are required to contain additional notices and confirmations to users during purchases. In addition, services based on SMS short codes are required to be more tailored to the specific mobile applications and content offerings or service providers. These measures made it more burdensome for our users to make purchases, causing certain users to decrease or cease purchasing from us entirely. Furthermore, since September 2010, China Mobile has applied a set of measures that require users to send triple confirmation SMSs before a transaction can be effected. The additional SMS confirmations required by China Mobile has led to a higher percentage of failed payments.

The foregoing developments have adversely affected our revenues. If similar or more stringent measures are imposed by the government or mobile network operators, our results of operations may be materially adversely affected.

Revenues

Our revenues amounted to RMB685.6 million, RMB601.1 million and RMB485.6 million (US$78.1 million) in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. We began generating revenues from our smartphone business in the fiscal year ended March 31, 2014, which constituted approximately 43.3% of our revenues during the same period.

In the three fiscal years ended March 31, 2014, we derived a majority of our revenues from sales of mobile applications and other content through our mobile application stores, Maopao App Store and Maopao Game Center, which we refer to as application store revenues. We collect a large portion of our sales proceeds through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with network operators. In addition, we have been contracting directly with mobile network operators to collect sales proceeds since 2012. Our users can make in-app purchases from a wide variety of mobile games, applications and content offered in Maopao App Store and Maopao Game Center through our mobile service providers and mobile network operators.

We also offer community-based applications, including mobile social games and social network application in our Maopao Community. Users can top up their accounts using a number of payment options, including pre-paid phone cards and game cards, bank debit cards and online payment solutions, to purchase virtual items and premium features in Maopao Community. We refer to such revenues as Maopao Community revenues. We collect Maopao community revenue through payment processing agents and mobile service providers.

We allow content providers, mobile service providers and mobile network operators to distribute their mobile applications and other contents to mobile users through our Maopao platform, and in return receive a commission based on a percentage of the revenue generated from these applications or number of activations. We refer to such revenue as other revenues. Other revenues also include application store revenues from overseas through local mobile service providers.

The following table sets forth application store revenues, Maopao Community revenues and other revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Year Ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentage)

Revenues
Application store revenues	546,117	70.7	381,573	63.5	272,300	56.1
Maopao Community revenues	110,536	16.1	177,658	29.6	144,015	29.7
Other revenues	28,910	4.2	41,876	6.9	69,236	14.2

Total Revenue	685,563	100.0	601,107	100.0	485,551	100.0

In the fiscal year ended March 31, 2014, the number of new users to our Maopao App Store and Maopao Game Center decreased to approximately 203.5 million from approximately 321.7 million in the fiscal year ended March 31, 2012. The decrease in user visits and downloads were primarily as a result of the declining feature phone market in China, partially offset by the rapid growth of our smartphone business.

The following table sets forth total user downloads of our applications and content titles offered in Maopao App Store and Maopao Game Center for the periods indicated:

	For the Year Ended March 31,
	2012	2013	2014
	(in millions)
Single-user application and content downloads
Single-player games	1,279.7	861.2	548.6
Other single-user applications and content titles	1,943.0	1,468.2	786.4

We expect Maopao Community revenues to continue to represent a significant component of our revenues in the foreseeable future due to our efforts to improve average revenue per user on our mobile social games offered in Maopao Community, despite a decrease in the number of active members and log-ins. The following table sets forth our selected quarterly Maopao Community operating data for the periods indicated:

	For the Three Month Period Ended
	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014
	(in millions)
Number of active members	7.6	5.1	3.2	3.0
Number of member log-ins	479.3	414.0	287.5	262.9

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs.

	For the Year Ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Cost of Revenues
Costs associated with payments to industry participants	429,385	91.2	375,987	89.8	334,839	53,864	91.9
Direct costs	41,640	8.8	42,793	10.2	29,596	4,761	8.1

Total cost of revenues	471,025	100.0	418,780	100.0	364,435	58,625	100.0

Costs associated with payments to industry participants represent consideration paid to (i) mobile service providers for collecting application store revenues; (ii) handset companies for pre-installing Maopao platform products onto their handsets before shipment; and (iii) content providers for licensing applications and content that we offer on our Maopao platform.

As consideration for using their payment channels, we generally share with mobile service providers a percentage of our sales proceeds collected through them. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates of mobile network operators. We usually settle our balances with mobile service providers every month. Revenues generated through our top three mobile service providers, Rock.com, Shenzhen Xunhong and Beijing Zancheng, contributed approximately 6.2%, 3.3% and 3.1%, respectively, of our total revenues for the fiscal year ended March 31, 2014. Our contracts with mobile service providers usually have one or two years terms. We have also established cooperative relationship with all three dominant mobile network operators in China, who granted us access to their payment channels and enabled us to collect a portion of our proceeds from them without using mobile service providers as intermediaries. We plan to deepen our cooperation with the mobile network operators to achieve faster payment collection at lower payment channel costs.

We generally pay handset companies a percentage of the revenue that are generated from their handsets or a fixed fee based on number of activations. To identify a particular handset company and users purchases from its handsets, a designated authorization code is built in to its handset when pre-installing Maopao platform products.

We typically pay content providers a percentage of the revenue derived from their applications or mobile content or a fixed fee based on number of activations. To a lesser extent, we selectively purchase applications and mobile contents from content providers, the payment of which is included in our cost of revenues at the time of the acquisition. We do not capitalize and amortize such payments over the life of the application or mobile content because such applications and mobile content usually have short life cycles and the acquisition cost for each application or mobile content is relatively low.

Direct costs primarily include fees we pay for outsourcing design-related work for pre-installing our Maopao platform products on handsets, employee salaries and benefits, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao platform. The decrease in direct costs was primarily due to decreased headcounts for our feature phone business as we transitioned to the smartphone business.

Approximately RMB27.3 million accrued costs payable for content and handset software design were reversed into cost of revenue upon the expiration of the statute of limitations in the fiscal year ended March 31, 2012. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010, as a result of which we were unable to identify the content providers or handset models for the relevant transactions. We did not have such reversals in fiscal years ended March 31, 2013 or 2014.

Our gross margins were 31.3%, 30.3% and 24.9% in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. The decrease in our gross margin from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013 was mainly due to the reversal of the above mentioned accrued cost in fiscal years ended March 31, 2012. The decrease in our gross margin from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014 was primarily a result of the higher revenue contribution of our smartphone business. Our smartphone business in general has a lower profit margin compared to our feature phone business as we generally offer more attractive revenue sharing propositions to smartphone content providers and handset companies, in an effort to facilitate our transition to the smartphone business.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, general and administration expenses and other operating income. The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of our total operating expenses for the periods indicated:

	For the Year Ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentage)

Operating Expenses*
Research and development expenses	71,088	37.7	73,027	41.6	38,644	6,216	30.3
Sales and marketing expenses	37,361	19.8	35,369	20.1	36,351	5,848	28.5
General and administration expenses	83,996	44.5	69,491	39.6	58,401	9,395	45.7
Other operating income, net	(3,675)	(2.0)	(2,320)	(1.3)	(5,772)	(929)	(4.5)

Total operating expenses	188,770	100.0	175,567	100.0	127,624	20,530	100.0

*	Includes share-based compensation expenses as follows:

	For the Year Ended March 31,
	2012	2013	2014
Share-Based Compensation Data	RMB	RMB	RMB	US$
	(in thousands)
Research and development expenses	8,536	5,900	4,338	698
Sales and marketing expenses	3,552	2,067	3,613	581
General and administration expenses	30,656	14,017	8,691	1,398

Total share-based compensation expenses	42,744	21,984	16,642	2,677

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao platform products and communication fees we paid for testing our research and development work. Research and development expenses accounted for 10.4%, 12.1% and 8.0% of our total revenues in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Our research and development expenses increased from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013, primarily due to increased research and development efforts associated with our smartphone business, which was launched in 2012. Our research and development expenses decreased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014, primarily because we reduced resources allocated to our feature phone business. We expect our research and development expenses to increase in the future in line with the rapid growth of our smartphone business.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, traveling, entertainment, office expenses and market survey fees related to our sales and marketing activities. Sales and marketing expenses accounted for 5.4%, 5.9% and 7.5% of our total revenues in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Our sales and marketing expenses decreased from the fiscal year ended March 31, 2012 to the fiscal year ended March 31, 2013, primarily due to decreased headcount for our sales and marketing personnel in an effort to enhance labor efficiency. Our sales and marketing expenses increased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014, primarily due to increased sales and marketing efforts, which was in line with the expansion of our smartphone business. We expect that our sales and marketing expenses to continue to increase as we promote our Maopao brand and expand our smartphone business.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred for general corporate purposes. General and administration expenses accounted for approximately 12.3%, 11.6% and 12.0% of our total revenues in the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

Our general and administration expenses have decreased in recent years, primarily due to decreased headcounts for our general and administrative personnel in an effort to enhance labor efficiency. We expect our general and administration expenses, including expenses related to maintaining effective internal control over financial reporting and complying with our reporting obligations, to remain relatively stable in the future. We also expect to incur additional general and administrative expenses in line with the expansion of our business.

Other operating income, net

Our other operating income in the fiscal year ended March 31, 2014 was RMB5.8 million (US$0.9 million), which primarily related to local government grants of RMB4.0 million and reimbursement from the depositary of RMB1.9 million related to the ADS program. Other operating income in the fiscal year ended March 31, 2013 was RMB2.3 million, which primarily related to local government grants of RMB2.9 million for certain research and development projects. Other operating income in the fiscal year ended March 31, 2012 was RMB3.7 million, which primarily included a RMB2.1 million local government grant and gains on disposal of a subsidiary of RMB1.9 million.

Other Gains and Losses

We had other gains of RMB11.6 million, RMB15.5 million and RMB17.5 million (US$2.8 million) in fiscal 2012, 2013 and 2014, respectively. The other gains in the fiscal year ended March 31, 2014 primarily related to interest income of RMB15.9 million (US$2.6 million), income on short-term investments of RMB2.6 million (US$0.4 million) and change in fair value of investment at FVTPL of RMB1.1 million (US$0.2 million), partially offset by an exchange loss of RMB2.1 million (US$0.3 million). The other gains in the fiscal year ended March 31, 2013 primarily related to interest income of RMB16.2 million, partially offset by an exchange loss of RMB0.4 million. The other gains in the fiscal year ended March 31, 2012 primarily related to interest income of RMB12.1 million and a one-off government grant of RMB2.3 million for our initial public offering in December 2010, partially offset by an exchange loss of RMB3.3 million.

Impairment on Investment in Associates

We recognized a RMB0.7 million (US$0.1 million) impairment of our investment in Dream Sky during the fiscal year ended March 31, 2014, and a RMB1.4 million impairment of our investment in DigiMobi during the fiscal year ended March 31, 2013, due to their continued underperformance and the negative discounted cash flow forecasts. We did not recognize any impairment on investment in associates in the fiscal year ended March 31, 2012.

Impairment on an Available-for-sale Investment

We recognized a RMB0.8 million (US$0.1 million) impairment of our investment in Mokee during the fiscal year ended March 31, 2014 due to its continued underperformance and the negative discounted cash flow forecast. We did not recognize any impairment on an available-for-sale investment in the fiscal years ended March 31, 2012 or 2013.

Share of Results of Associates

We had 21 associates as of March 31, 2014, all of which are private companies primarily engaged in wireless technology development and related applications in the PRC. The results, assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan initially was 15,000,000 shares. As of March 31, 2014, an aggregate of 3,520,232 restricted shares and options to purchase 2,040,778 common shares were outstanding under the 2010 Plan. See “— Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Senior Executive Officers — Share Incentive Plan.”

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

On March 7, 2012, we issued 4,038,176 of our restricted shares to our employees. At the same time, Xplane Ltd. granted 3,340,400 of our restricted shares to employees of our company. The holders of these shares retain the voting and dividends rights of, but are restricted from selling, such non-vested restricted shares. The 7,378,576 shares vest 25% on each anniversary of the grant date. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB2.88 (US$0.46). We recognize the total amount of approximately RMB21.3 million as compensation expense over the four-year deemed service, or vesting period with a corresponding increase in reserve in the statement of changes in equity.

On April 15, October 30 and November 18, 2013, we issued 100,000, 1,600,000 and 40,000 restricted shares to certain of our directors and senior management. The holders of these restricted shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These restricted shares vest one-fourth or one-third on each anniversary of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43) per share, respectively. We will recognize the total amount of RMB5,008,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under Cayman Islands law, we are not subject to income or capital gains tax. In addition, payment of dividends by us to our shareholders is not subject to withholding tax in the Cayman Islands.

China

PRC Enterprise Income Tax, or EIT

Prior to January 1, 2008, companies established in China were generally subject to a state tax and local EIT at statutory rates of 30% and 3%, respectively. Our SPE, Hangzhou Sky, was established in 2005 and qualified as a “software enterprise” in 2007. Under PRC tax laws and regulations, an enterprise qualified as a “software enterprise” was entitled to an exemption from EIT for its first two profitable years and a 50% reduction of its applicable EIT rate for the subsequent three years. Hangzhou Sky was thus entitled to a full exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012.

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

The PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate on their global income. Under the Implementing Rules, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and we may be subject to PRC EIT at the rate of 25% on our worldwide income. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a “resident enterprise” for PRC EIT purposes, which could result in our global income becoming subject to the 25% PRC EIT rate.”

PRC Business Tax and Value Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the PRC Ministry of Finance and the State Administration of Taxation jointly issued two circulars setting out the details of the VAT Pilot Program, which changes business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the Ministry of Finance and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. Pursuant to the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by Ministry of Finance and the SAT on April 29, 2014, or Circular 43, Circular 37 has been replaced by Circular 43 and the VAT Pilot Program has been expanded to cover telecommunication service, as currently conducted by us, as of June 1, 2014.

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

Revenue Recognition

Application Store Revenues

We recognize application store revenue on a gross basis and recognize the commissions retained by the mobile service providers and mobile network operators as cost of revenues in our consolidated statements of profit or loss and other comprehensive income. We recognize revenue when it is probable that the economic benefits will flow to us, revenue can be measured reliably and collectability is reasonably assured.

We generate revenue primarily through users’ purchase of in-app virtual items, premium features and other content. Handset users can browse and download mobile applications and content from our application stores, Maopao App Store and Maopao Game Center. We have cooperation agreements with handset companies to pre-install our Maopao platform products on handsets before they reach users.

The applications and content are predominantly delivered to customers through mobile network operators in China. We contract with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, to collect payment from our customers on our behalf. Mobile service providers and mobile network operators, through the mobile service providers, are entitled to commissions, which are a percentage of the gross fees collected from our customers by the mobile network operators. In addition, we contract directly with all three dominant mobile network operators in China to collect payment from our customers.

For revenues from the sale of in-app virtual items, premium features and other content from our application stores, we recognize revenue on a gross basis at the time each purchase is successfully made and collectability is reasonably assured. We recognize the commissions retained by mobile service providers and mobile network operators as a cost of revenues in our consolidated statements of profit or loss and other comprehensive income.

Users purchase in-game virtual premium items in certain single-player games. As the virtual items are immediately consumed, we recognize revenue upon consumption.

Maopao Community Revenues

Maopao Community revenues are derived from user purchase of in-game virtual items having an unlimited life. We collect Maopao Community revenues through payment processing agents and mobile service providers, who are entitled to a commission for processing customer prepayments. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to twelve months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. We assess these estimates at the end of every reporting period.

Other Revenues

Other revenues include (i) commissions from content providers, mobile service providers and mobile network operators who distribute mobile application and other content through our Maopao platform, which are recorded upon receipt of monthly statements from the content providers, service providers and mobile network operators, and (ii) application store revenues from overseas collected through local mobile service providers, which are recorded upon acknowledgement of successful downloads from these mobile service providers.

Taxation

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of March 31, 2012 ,2013 and 2014, our deferred tax assets were RMB2.2 million, RMB1.8 million and RMB2.0 million (US$0.3 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, as net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period in which such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of profit or loss and other comprehensive income in the period in which such determination is made.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of March 31, 2014, no deferred tax assets had been recognized in respect of tax losses of RMB42.9 million (US$6.9 million).

Impairment of investments in associates

We assess the impairment of our equity investments accounted for under the equity method by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue models remain unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If any impairment exists, we will write down the investment to its fair value and take a corresponding charge to our consolidated statements of profit or loss and other comprehensive income. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

Consolidation of SPEs

PRC laws restrict foreign ownership of telecommunication businesses. To comply with the PRC laws, we conduct substantially all of our telecommunication business through our SPEs and their subsidiaries. Through two of our subsidiaries in the PRC, we have entered into contractual arrangements with each of our SPEs and their shareholders, such that they are considered special purpose entities that we control. We believe we have substantive termination rights pursuant to the purchase option agreements, which allow us to control the shareholders of these SPEs. We believe that the purchase option agreements are currently exercisable and legally enforceable under PRC law.

We also believe that the amount of consideration to exercise the option under PRC law does not represent a financial barrier or disincentive for us to exercise our rights under the purchase option agreements. Under the powers of attorney entered into by each of the shareholders of the SPEs, each of the shareholders of the SPEs irrevocably grants any person designated by us the power to exercise all voting rights of the shareholders of the SPEs. We believe this gives us the power to direct the activities that most significantly impact the SPEs’ economic performance. We believe that our ability to exercise effective control, together with the exclusive business cooperation agreements or service agreements and equity pledge agreements, entitles us to receive substantially all of the economic benefits from the SPEs in consideration for the services provided by our PRC subsidiaries. Accordingly, in accordance with IFRS, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

We believe that our contractual arrangements with the SPEs could limit our ability to enforce these contractual arrangements and the interests of the shareholders of the SPEs may diverge from those of our company. This may potentially increase the risk that they would seek to act contrary to the contractual terms of these agreements, for example by influencing the SPEs not to pay the service fees when required to do so. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China – Our Contractual arrangements with our SPEs and their respective shareholders may not be as effective in providing control over these entities as direct ownership.

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

	For the Year Ended March 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except number of shares and per share data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	685,563	100.0	601,107	100.0	485,551	78,108	100.0
Cost of revenues from third parties	(465,479)	(67.9)	(412,246)	(68.6)	(339,982)	(54,691)	(70.0)
Cost of revenues from related parties	(5,546)	(0.8)	(6,534)	(1.1)	(24,453)	(3,934)	(5.1)

Gross profit	214,538	31.3	182,327	30.3	121,116	19,483	24.9

Research and development expenses	(71,088)	(10.4)	(73,027)	(12.1)	(38,644)	(6,216)	(8.0)
Sales and marketing expenses	(37,361)	(5.4)	(35,369)	(5.9)	(36,351)	(5,848)	(7.5)
General and administration expenses	(83,996)	(12.3)	(69,491)	(11.6)	(58,401)	(9,395)	(12.0)
Other operating income, net	3,675	0.5	2,320	0.4	5,772	929	1.2

Profit (loss) from operations	25,768	3.8	6,760	1.1	(6,508)	(1,047)	(1.4)
Other gains and losses	11,649	1.7	15,531	2.6	17,482	2,812	3.6
Impairment of investment in associates	—	—	(1,367)	(0.2)	(727)	(117)	(0.1)
Impairment of an available-for-sale investment	—	—	—	—	(800)	(129)	(0.2)
Share of results of associates	(886)	(0.1)	(935)	(0.2)	2,428	391	0.5
Profit before tax	36,531	5.3	19,989	3.3	11,875	1,910	2.4

Income tax expense	(3,602)	(0.5)	(2,733)	(0.4)	(7,218)	(1,161)	(1.4)

Profit for the year	32,929	4.8	17,256	2.9	4,657	749	1.0

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Revenues decreased by 19.2%, or RMB115.6 million, to RMB485.6 million (US$78.1 million) in fiscal 2014 from RMB601.1 million in fiscal 2013, primarily due to the continued decline in our feature phone business, partially offset by the stronger than expected growth in our smartphone business.

Application store revenues decreased by 28.6%, or RMB109.3 million, from RMB381.6 million in fiscal 2013 to RMB272.3 million (US$43.8 million) in fiscal 2014, primarily due to the continued decline in our feature phone business, partially offset by the stronger than expected growth in our smartphone business. Our cumulative number of users increased from approximately 1.2 billion as of March 31, 2013 to approximately 1.4 billion as of March 31, 2014, among which approximately 147.3 million were smartphone users. Average revenue per download on Maopao platform increased due to improved content installations. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” We have invested significantly in further expanding our content offerings with more diversified applications and licensed games from third party developers in China.

Our Maopao Community revenues decreased by 18.9%, or RMB33.6 million, from RMB177.7 million in fiscal 2013 to RMB144.0 million (US$23.2 million) in fiscal 2014, primarily due to the continued decline in our feature phone business. We expect that our Maopao Community revenues to continue to represent a significant percentage of total revenues in the near future as we focus on increasing the average revenue per user in our Maopao Community and migrating our feature phone Maopao Community users to smartphones.

Other revenues increased by 65.3%, or RMB27.3 million, from RMB41.9 million in fiscal 2013 to RMB69.2 million (US$11.1 million) in fiscal 2014, primarily attributable to our increased distribution of applications and contents from content providers, mobile service providers and mobile network operators through our Maopao platform.

Cost of Revenues. Cost of revenues decreased by 13.0%, or RMB54.3 million, from RMB418.8 million in fiscal 2013 to RMB364.4 million (US$58.6 million) in fiscal 2014, primarily attributable to (i) the decline in our feature phone business and (ii) decreased payment channel costs as we have been increasingly collaborating directly with mobile network operators to collect sales proceeds.

Gross Profit. As a result of the foregoing, gross profit decreased by 33.6%, or RMB61.2 million, from RMB182.3 million in fiscal 2013 to RMB121.1 million (US$19.5 million) in fiscal 2014. Our gross margin was 24.9% in fiscal 2014, compared to 30.3% in fiscal 2013, primarily due to the higher revenue contribution of our smartphone business in fiscal 2014 which generally has a lower profit margin as we generally offer more attractive revenue sharing propositions to our smartphone business partners, in an effort to facilitate our transition to the smartphone business.

Operating Expenses. Operating expenses decreased by 27.3%, or RMB47.9 million, from RMB175.6 million in fiscal 2013 to RMB127.6 million (US$20.5 million) in fiscal 2014. The decrease in our operating expenses was primarily due to the decrease in total headcount for our declining feature phone business and our efforts to enhance labor efficiency.

•

Sales and marketing expenses increased by 2.8%, or RMB1.0 million, to RMB36.4 million (US$5.8 million) in fiscal 2014 from RMB35.4 million in fiscal 2013, primarily due to increased sales and marketing activities to promote our Maopao brand and smartphone business. The number of our sales and marketing employees increased from 111 as of March 31, 2013 to 128 as of March 31, 2014. In fiscal 2014, we recorded RMB3.6 million (US$0.6 million) in share-based compensation under sales and marketing expenses, which increased by RMB1.5 million from RMB2.1 million in fiscal 2013.

•

General and administration expenses decreased by 16.0%, or RMB11.1 million, from RMB69.5 million in fiscal 2013 to RMB58.4 million (US$9.4 million) in fiscal 2014, primarily due to our strengthened cost control efforts. In fiscal 2014, we recorded RMB8.7 million (US$1.4 million) in share-based compensation under general and administration expenses, which decreased by RMB5.3 million from RMB14.0 million in fiscal 2013.

•

Research and development expenses decreased by 47.1%, or RMB34.4 million, from RMB73.0 million in fiscal 2013 to RMB38.6 million (US$6.2 million) in fiscal 2014, primarily due to decreased headcount for our research and development personnel as we balanced recourses between the smartphone and feature phone businesses. Our research and development staff decreased from 218 as of March 31, 2013 to 157 as of March 31, 2014. In fiscal 2014, we recorded RMB4.3 million (US$0.7 million) in share-based compensation under research and development expenses, which decreased by RMB1.6 million from RMB5.9 million in fiscal 2013.

Profit (loss) from Operations. As a result of the foregoing, we incurred loss from operations of RMB6.5 million (US$1.0 million) in fiscal 2014, compared to profit from operations of RMB6.8 million in fiscal 2013.

Other Gains and Losses. Other gains increased by 12.6%, or RMB2.0 million, from RMB15.5 million in fiscal 2013 to RMB17.5 million (US$2.8 million) in fiscal 2014. The increase in other gains was primarily attributable to income on short-term investments of RMB2.6 million (US$0.4 million), which related to a fixed-income financial product we purchased from a Chinese bank, partially offset by a 1.8% decrease in interest income from RMB16.2 million in fiscal 2013 to RMB15.9 million (US$0.3 million) in fiscal 2014.

Impairment of Investment in Associates. Impairment of investment in associates in fiscal 2014 primarily related to our investment in Dream Sky due to its poor business performance and negative discounted cash flow forecast. Impairment of investment in an associate in fiscal 2013 primarily related to our investment in DigiMobi due to its poor business performance and negative discounted cash flow forecast. We did not incur such impairment for fiscal 2012.

Share of Results of Associates. Our share of results of associates increased from RMB0.9 million in fiscal 2013 to RMB2.4 million (US$0.4 million) in fiscal 2014, primarily attributable to our investments in Shanghai Fangcun Information Technology Co., Ltd. and eight additional associates in fiscal 2014, all of which are private companies primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, our profit before tax decreased by 40.6%, or RMB8.1 million (US$1.3 million), from RMB20.0 million in fiscal 2013 to RMB11.9 million (US$1.9 million) in fiscal 2014.

Income Tax Expense. Our income tax expenses increased by 164.1%, or RMB4.5 million (US$0.7 million), from RMB2.7 million in fiscal 2013 to RMB7.2 million (US$1.2 million) in fiscal 2014. The increase in our income tax expenses was primarily due to additional income tax expenses triggered by the inter-group transfer of an associate due to our change of investment strategy. Such additional income tax was paid to the relevant tax bureau in April 2014.

Profit for the Year. As a result of the foregoing, profit for the year decreased from RMB17.3 million in fiscal 2013 to RMB4.7 million (US$0.7 million) in fiscal 2014.

Fiscal Year Ended March 31, 2013 Compared to Fiscal Year Ended March 31, 2012

Revenues. Revenues decreased by 12.3%, or RMB84.5 million, to RMB601.1 million in fiscal 2013 from RMB685.6 million in fiscal 2012, primarily due to a decrease in application store revenues.

Application store revenues decreased by 30.1%, or RMB164.5 million, from RMB546.1 million in fiscal 2012 to RMB381.6 million in fiscal 2013, primarily due to fewer user visits and downloads as a result of the anticipated ongoing decline in the feature phone market. Our cumulative number of users from January 1, 2007 increased from 655 million as of March 31, 2011 to 1.2 billion as of March 31, 2013. Average revenue per download in feature phone application store increased due to improved content installations. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” The price we typically charged for our application and content offerings did not change between these two periods. However, we introduced more packages of applications and content that users were able to download for a flat fee.

Our Maopao Community revenues increased by 60.7%, or RMB67.1 million, from RMB110.5 million in fiscal 2012 to RMB177.7 million in fiscal 2013, primarily due to the increased spending per active member resulting from our two most popular mobile social games, “Fantasy of Three Kingdoms” and “Fairy Magic World”, despite a decrease in the number of active members and log-ins. We expect that our Maopao Community revenues will contribute an increasing percentage of total revenues in future quarters as we focus on growing our active mobile community member base and diversifying revenue collection methods away from the traditional carrier-based payment channels. The Maopao Community offers mobile social games and other social network applications enabling user interaction.

Other revenues increased by 44.8%, or RMB13.0 million, from RMB28.9 million in fiscal 2012 to RMB41.9 million in fiscal 2013, primarily because of our strengthened efforts in developing our promotional services on the Maopao platform as well as the growth of our application store and related services outside of China.

Cost of Revenues. Cost of revenues decreased by 11.1%, or RMB52.2 million, to RMB418.8 million in fiscal 2013 from RMB471.0 million in fiscal 2012, primarily due to reduced channel costs, which were in line with the decline in revenues.

Gross Profit. As a result of the foregoing, gross profit decreased by 15.0%, or RMB32.2 million, to RMB182.3 million in fiscal 2013 from RMB214.5 million in fiscal 2012. Our gross margin was 30.3% in fiscal 2013, compared to 31.3% in fiscal 2012, primarily due to RMB27.3 million accrued costs payable for content and handset software design being reversed into cost of sales upon the expiration of the statute of limitations in the fiscal year ended March 31, 2012, partially offset by our direct cooperation with mobile operators.

Operating Expenses. Operating expenses decreased by 7.0%, or RMB13.2 million, to RMB175.6 million in fiscal 2013 from RMB188.8 million in fiscal 2012. The decrease in our operating expenses was primarily due to the decrease in headcount.

•

Sales and marketing expenses decreased by 5.3%, or RMB2.0 million, to RMB35.4 million in fiscal 2013 from RMB37.4 million in fiscal 2012, primarily due to our efforts to enhance labor efficiency. Our sales and marketing employees increased to 111 as of March 31, 2013 from 80 as of March 31, 2012. In fiscal 2013, we allocated RMB2.1 million in share-based compensation under sales and marketing expenses, which decreased by RMB1.5 million from RMB3.6 million in fiscal 2012.

•

General and administration expenses decreased by 17.3%, or RMB14.5 million, to RMB69.5 million in fiscal 2013 from RMB84.0 million in fiscal 2012, primarily due to lower management bonuses and our efforts to enhance labor efficiency. In fiscal 2013, we allocated RMB14.0 million in share-based compensation under general and administration expenses, which decreased by RMB16.7 million from RMB30.7 million in fiscal 2013.

•

Research and development expenses increased by 2.7%, or RMB1.9 million, to RMB73.0 million in fiscal 2012 from RMB71.1 million in fiscal 2012, primarily due to more resources devoted to research and development of our smartphone business. Our research and development staff decreased to 218 as of March 31, 2013 from 239 as of March 31, 2012. In fiscal 2013, we allocated RMB5.9 million in share-based compensation under research and development expenses, which decreased by RMB2.6 million from RMB8.5 million in fiscal 2012.

Profit from Operations. As a result of the foregoing, profit from operations decreased by 73.8%, or RMB19.0 million, to RMB6.8 million in fiscal 2013 from RMB25.8 million in fiscal 2012.

Other Gains and Losses. We had other gains of RMB15.5 million in fiscal 2013, compared to other gains of RMB11.6 million in fiscal 2012. The other gains in fiscal 2013 were primarily related to interest income of RMB16.2 million, partially offset by an exchange loss of RMB0.4 million. The other gains in fiscal 2012 primarily related to interest income of RMB12.1 million and a government grant of RMB2.3 million for our successful public offering in December 2010, partially offset by an exchange loss of RMB3.3 million.

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

Share of Results of Associates. Our share of results of associates amounted to RMB0.9 million in fiscal 2013 and RMB0.9 million in fiscal 2012 and related to thirteen and four of our associates, respectively, that are non-listed companies primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, we had profit before tax of RMB20.0 million in fiscal 2013. We had profit before tax of RMB36.5 million in fiscal 2012.

Income Tax Benefit (Expense). We had an income tax expense of RMB2.7 million in fiscal 2013, compared to an income tax expense of RMB3.6 million in fiscal 2012.

Profit for the Year. As a result of the foregoing, profit for the fiscal year 2013 was RMB17.3 million, compared to a profit of RMB32.9 million in fiscal 2012.

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2012, 2013 and 2014, we had RMB137.5 million, RMB135.0 million and RMB79.1 million (US$12.7 million) in cash and cash equivalents, respectively.

As a holding company, we may rely on dividends and other distributions from our PRC subsidiaries for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with relevant accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”), if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The statutory reserve, equal to RMB1.0 million as of March 31, 2014, is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity in our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China, represents amounts that are free of restriction.

Such amounts differ from subsidiary or SPE equity less statutory reserve as determined under IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserve funding, determined in accordance with PRC GAAP, amounted to RMB267.6 million (US$43.0 million) as of March 31, 2014. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements and when our PRC subsidiaries distribute dividends to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not plan to declare and pay any dividends on our shares or ADSs in the near future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

In addition, in February 2011, through Dianneng, we entered into similar contractual arrangements with Feineng and its shareholders, including a technical support service agreement, strategy consulting service agreement and intellectual property license agreement. In December 2011, through Tiandian, our PRC subsidiary, we entered into contractual arrangements with Sky Investment and its shareholder, including a technical support service agreement, strategy consulting service agreement and intellectual property license agreement. In December 2012, through Dianneng, we entered into similar contractual arrangements with each of Najia, Miyi and Tianchu and their respective shareholders, including a technical support service agreement, strategy consulting service agreement and intellectual property license agreement. During the fiscal year ended March 31, 2014, through Dianneng, we entered into similar contractual arrangements with each of Zunqi, Geyuan, Kaimi, Dangyi and their respective shareholders, including a technical support service agreement, strategy consulting service agreement and intellectual property license agreement. Under these contractual arrangements, our SPEs pay their earnings in the form of services fees and royalties to our PRC subsidiaries. Our PRC subsidiaries pay their earnings to our offshore intermediate holding company primarily through dividends.

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	57,095	73,289	47,846	7,697
Net cash used in investing activities	(283,889)	(54,543)	(76,051)	(12,235)
Net cash provided by (used in) financing activities	384	(20,830)	(25,818)	(4,153)
Net decrease in cash and cash equivalents	(226,410)	(2,084)	(54,023)	(8,691)
Cash and cash equivalents at beginning of year	367,214	137,538	135,025	21,721
Effect of foreign exchange rate changes	(3,266)	(429)	(1,945)	(313)

Cash and cash equivalents at end of year	137,538	135,025	79,057	12,717

Cash provided by operating activities was RMB57.1 million, RMB73.3 million and RMB47.8 million (US$7.7 million) in the fiscal years ended March 31, 2012, 2013 and 2014, respectively. The decrease in the fiscal year ended March 31, 2014 was primarily attributable to a decrease in profit before tax resulted from (i) the continued decline in our feature phone business, and (ii) the higher revenue contribution of our smartphone business, which generally has a lower gross margin. The increase in the fiscal year ended March 31, 2013 was primarily attributable to cost savings from direct cooperation with China Mobile on the game platform. The decrease in the fiscal year ended March 31, 2012 was primarily attributable to a lower gross margin resulting from increased revenue sharing percentages with industry participants and faster payments because of the abundant cash-on-hand. The turnover days of trade receivables remained stable during all years. For a detailed reconciliation of our net income to net cash provided by operating activities, please refer to our consolidated cash flow statements contained in this annual report.

We had RMB76.0 million (US$12.2 million) net cash used in investing activities for the fiscal year ended March 31, 2014 primarily due to RMB215.0 million (US$34.6 million) in purchase of investment at FVTPL and short-term investments, a RMB50.2 million (US$8.1 million) investment in associates, and RMB2.0 million (US$0.3 million) in purchases of property and equipment, partially offset by a RMB177.5 million (US$28.5 million) decrease in term deposits and a RMB12.8 million (US$2.1 million) interest income received. We had RMB54.5 million net cash used in investing activities for the fiscal year ended March 31, 2013 primarily due to a RMB34.9 million increase in term deposits, a RMB32.1 million increase in investment in payment of investment in associates and available-for-sale investments, and RMB3.4 million in purchases of property and equipment, partially offset by a RMB16.2 million interest income received. We had RMB283.9 million net cash used in investing activities for the fiscal year ended March 31, 2012 primarily due to RMB285.7 million increase of term deposits and RMB11.3 million purchases of property and equipment, partially offset by RMB12.1 million in interest income.

We had RMB25.8 million (US$4.2 million) net cash used in financing activities for the fiscal year ended March 31, 2014, primarily consisting of RMB34.2 million (US$5.5 million) in payments for repurchase of common shares, partially offset by RMB7.1 million (US$1.1 million) from the exercise of share options and RMB1.2 million (US$0.2 million) of capital contributions from non-controlling interests. We had RMB20.8 million net cash used in financing activities for the fiscal year ended March 31, 2013, primarily consisting of RMB25.3 million in payments for repurchase of common shares, partially offset by RMB2.5 million from the exercise of share options and RMB2.0 million of capital contributions from non-controlling interests. We had RMB0.4 million net cash provided by financing activities for the fiscal year ended March 31, 2012 due to the capital contribution from non-controlling interests.

Capital Expenditures

We had capital expenditures of RMB11.3 million, RMB3.4 million and RMB2.0 million (US$0.3 million) in the fiscal years ended March 31, 2012, 2013 and 2014, respectively, which were mainly used to purchase servers and computers to support the expansion of our business.

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

Annual Improvements to IFRSs 2010 — 2012 Cycle

The Annual Improvements to IFRSs 2010 — 2012 Cycle include a number of amendments to various IFRSs, in which the relevant amendments are summarized below.

The amendments to IFRS 2 (i) change the definitions of “vesting condition” and “market condition”; and (ii) add definitions for “performance condition” and “service condition” which were previously included within the definition of “vesting condition”. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

Our directors anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010 — 2012 Cycle will have no material impact on our consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for de-recognition, and was further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

Based on our financial assets and financial liabilities as at March 31, 2014, the directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of our available-for-sale investments and is not likely to have significant impact on the amounts of our other financial assets and financial liabilities. Regarding our available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

The directors anticipate that the application of the other new and revised IFRSs will have no material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of March 31, 2014, our research and development staff consisted of 157 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

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

•	Developing systematic solutions for smartphone applications along with our transition from feature phone business to smartphone business.

•	Developing new versions of Maopao platform products for both smartphone and feature phone operating systems, which will help expand our user base and facilitate interaction among users.

•

Improving the capabilities and functionalities of Maopao platform products while enabling users with older versions of Maopao platform products to easily access newly developed applications. We believe this will enable us to further enrich the applications available on Maopao platform and capitalize on market growth following the popularization of 3G networks. We will continue to utilize in-house and third-party development capabilities to diversify our content portfolio, particularly video chat and video streaming related applications.

We believe that the improvement of our technology is vital to maintaining our long-term competitiveness. We have established laboratories for advanced mobile user experience testing, mobile applications testing and system simulation.

In each of the three years ended March 31, 2012, 2013 and 2014, our research and development expenses were RMB71.1 million, RMB73.0 million and RMB38.6 million (US$6.2 million), representing 10.4%, 12.1% and 8.0% of our total revenues for the fiscal years ended March 31, 2012, 2013 and 2014, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from March 31, 2013 to March 31, 2014 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of March 31, 2014:

	Payment Due by Period
	total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	10,691	9,767	924	—	—
Capital commitments	18,591	18,591	—	—	—

Total	29,282	28,358	924	—	—

G.	Safe Harbor

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

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	37	Founder, Chairman and Chief Executive Officer
Kui Zhou	46	Independent Director
Wei Zhou	35	Independent Director
Jimmy Lai	57	Independent Director
Carl Yeung(1)	34	Director
John Bi	42	Chief Financial Officer

(1)	Mr. Carl Yeung resigned his position as our chief financial officer in October 2013 and was appointed by the board as our non-executive and non-independent director, effective as of October 30, 2013.

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

Mr. Wei Zhou has served as our independent director since December 2010. Mr. Zhou has served as the chief financial officer of Charm Communications Inc., a leading domestic television advertising agency in China listed on NASDAQ since November 2009. Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates a China-based online recruitment website (www.zhaopin.com), from June 2008 to October 2009. Mr. Zhou also served as Zhaopin Limited’s director of strategic planning from July 2005 to May 2007. Mr. Zhou served as an associate director with Abax Global Capital, a Hong Kong based investment fund focusing on direct investments in private and public-sector Chinese companies, from June 2007 to May 2008. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

Mr. Jimmy Lai became our independent director since April 2013. Mr. Lai has served as the chief financial officer of Chukong Holdings Limited, an innovative mobile entertainment platform operator in China since August 2013. Prior to that, Mr. Lai recently served as the chief financial officer of Gamewave Group Ltd, a leading online game company in China from 2011 to 2013. Previously, he served as the chief financial officer for several US-listed and private companies, including Daqo New Energy Corp, a leading polysilicon manufacturer based in China listed on the NYSE from 2009 to 2011, and Linktone Ltd, a leading provider of interactive entertainment products and services in China listed on the Nasdaq from 2008 to 2009. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation, a leading system control company, from 1997 to 2001. Mr. Lai received his MBA degree from the University of Texas at Dallas and a bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Carl Yeung has been a non-executive director of the Company since October 2013. Mr. Yeung has been the chief financial officer of BAIOO Family Interactive Limited, an online entertainment destination designed for children and listed on the HKSE, since October 2013. Mr. Yeung served as our chief financial officer since February 2010 to October 2013. Prior to joining us, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on NASDAQ from 2006 to 2010. From 2002 to 2006, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc., a NASDAQ-listed integrated natural gas operator in China, from 2008 to November 2010. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

Mr. John Bi has been our chief financial officer since October 2013. Prior to joining us, Mr. Bi held a senior executive position at Accenture China, a global consulting firm, and served as the Chief Financial Officer to a joint venture of Accenture and China Telecom from 2012 to 2013. From February to September 2011, Mr. Bi served as the Chief Financial Officer of Cathay Industrial Biotech, a clean-tech company based in Shanghai, China. From 2009 to 2011, he worked as the corporate finance director of Asia Timber Products, a manufacturing company owned by CVC Asia Pacific, the Asian affiliate of CVC Capital Partners, a leading global private equity firm. From 2008 to 2009, Mr. Bi served as the Chief Financial Officer of Jingwei International Limited, and worked as a consultant to Jingwei International Limited from 2007 to 2008. In 2006, Mr. Bi was the director of corporate finance and accounting of Timken (China) Investment Co., Ltd. and from 2004 to 2006 was the financial controller of DIC (China) Co., Ltd. From 1997 to 1999, he served as the financial controller of Lear Jiangling Interior System, Inc., a joint venture between Lear Corporation and Jiangling Motors Company (Group). From 1994 to 1997, Mr. Bi worked for Motorola (China) Electronics Ltd. as a credit analyst and a financial analyst. Mr. Bi received an MBA from the Sprott School of Business at Carleton University in Canada in 2002 and a bachelor’s degree in economics from Renmin University of China in 1994 through China’s self-study examination system (whereby self-study examinees can receive a record of higher education by passing examinations). From 1990 to 1994, Mr. Bi studied at Yanjing Overseas Chinese University (now part of the Capital University of Economics and Business) where he received a diploma in Financial Accounting.

B.	Compensation of Directors and Executive Officers

For the fiscal year ended March 31, 2014, we paid an aggregate of approximately RMB4.2 million (US$0.7 million) in cash to our directors and executive officers. For share-based compensation awards granted to our directors and executive officers, see “— Share Incentive Plan.”

Other than the below-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB16,021 (US$2,577) for retirement and similar benefits for our officers and directors in the fiscal year ended March 31, 2014.

Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants and promote the success of our business. The maximum number of common shares which could be issued pursuant to all awards under the 2010 Plan was initially 15,000,000 shares. The amount increases annually on the first business day of each calendar year by an amount equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of March 31, 2014, an aggregate of 3,520,232 restricted shares and option to purchase 2,040,778 common shares were outstanding under the 2010 Plan.

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

The following table summarizes, as of the date of this annual report, the outstanding options that we have granted our directors, executive officers and other individuals as a group under the 2010 Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date

Carl Yeung	*	0.26	September 15, 2010	**
Zhou Wei	*	1.00	January 6, 2011	**
Other individuals as a group	886,453	0.26	March 1, 2010	**
	334,700	0.26	April 1, 2010	**
	268,001	0.26	September 15, 2010	**

*	Less than 1% of our outstanding common shares.
**	The expiration date for the options is the earlier of the tenth anniversary of the grant date of such options or upon the termination of the option holder’s services by reason of cause, or two years following the termination of the option holder’s services by reason of death or disability, or 90 days following the termination of the option holder’s services for any reason other than death or disability and not for cause.

C.	Board Practices

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

Audit Committee

Our audit committee consists of Wei Zhou, Kui Zhou and Jimmy Lai. Wei Zhou, Kui Zhou and Jimmy Lai satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of incorporation, our board of directors are divided into three classes, Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting, respectively. Mr. Michael Tao Song has been designated as a Class A director. Mr. Kui Zhou and Mr. Wei Zhou have been designated as Class B directors. Mr. Jimmy Lai and Mr. Carl Yeung have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

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

We had 583, 489 and 453 full-time employees as of March 31, 2012, 2013 and 2014, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of March 31, 2014:

Function	Number of Employees	Percentage

Research and development	157	34.7
Sales and marketing (including customer service)	128	28.3
Operations	94	20.8
General and administration	74	16.2

Total	453	100.0%

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

As of March 31, 2014, we had 239,461,886 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2014, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our common shares.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song(1)	74,403,473	30.8
Kui Zhou(2)	25,389,800	10.5
Wei Zhou(3)	—	—
Jimmy Lai(3)	—	—
Carl Yeung(3)	—	—
John Bi(3)	—	—
All Directors and Executive Officers as a Group(4)	99,793,273	41.3

Principal Shareholders:
Mobi Joy Limited(5)	50,647,288	21.0
Xplane Ltd.(6)	70,234,120	29.1
Sequoia Capital China II, L.P.(7)	21,284,280	8.8
Sequoia Capital China Principals Fund II, L.P.(7)	3,574,936	1.5
Sequoia Capital China Partners Fund II, L.P.(7)	530,584	0.2

(1)	Represents (i) 50,647,288 common shares held by Mobi Joy Limited., a British Virgin Islands company controlled by Mr. Song, and (ii) 23,756,185 common shares held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd.
(2)	Represents 25,389,800 common shares held by the Sequoia Funds. Mr. Zhou disclaims beneficial ownership with respect to the shares held by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.
(3)	The business address for Mr. Zhou is Building No.4, Tianchang Park, Media Village, Beiyuan Road, Beijing, People’s Republic of China. The business address for Mr. Lai is 3A-20, Focus Square, 6 Futong East Avenue, Beijing, People’s Republic of China. The business address for Mr. Yeung is 10/F #36 Han Zhong Road, Tianhe Software Park, Guangzhou, Guangdong, People’s Republic of China.
(4)	Represents common shares held by all of our directors and executive officers as a group.
(5)	The registered address for Mobi Joy Limited is Romasco place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola. British Virgin Islands, VG1110. Mr. Song is the sole shareholder of Mobi Joy Limited.
(6)	The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.
(7)	Each of the Sequoia Funds is a limited partnership incorporated in Cayman Islands. The general partner of each of the Sequoia Funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a British Virgin Islands company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by each of the Sequoia Funds except to the extent of his pecuniary interest therein. Mr. Shen has voting and dispositive control over the shares being offered by the Sequoia Funds. The address of each of the Sequoia Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC law restricts foreign ownership of businesses providing telecommunications value-added services. To comply with PRC law, we operate our mobile application store through Dianneng’s contractual arrangements with Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Kaimi, Dangyi, Zunqi, Geyuan, Mugu, Feidong and Weipin and their respective shareholders, and we operate our strategic investment business through Tiandian’s contractual arrangements with Sky Investment and its shareholders. See “Item 4. Information on the Company — B. Organizational Structure” for a description of these contractual arrangements.

Shareholders Agreement

Pursuant to our shareholders agreement entered into in August 2007, as amended and restated, in connection with our pre-IPO preferred share financing, we have granted certain registration rights to holders of our registrable securities, which include our common shares issued upon conversion of our preferred shares, including preferred shares issued upon exercise of our warrants. Set forth below is a description of the registration rights granted under the agreement.

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

We license certain mobile content from our associates, namely Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, Hangzhou Sibi Technologies Co., Ltd., or Sibi, Beijing Brtech Co., Ltd., or Brtech, Hangzhou Breaking Dawn Network Technologies Co. Ltd., or Breaking Dawn, Hangzhou TaiKu Technologies Co. Ltd., or Taiku, Hangzhou Quyuan Technologies Co. Ltd., or Quyuan, and Hangzhou Qianlong Technologies Co. Ltd., or Qianlong. The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Year Ended March 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	1,822	357	81	13
Sibi	3,724	2,271	1,545	249
Brtech	—	982	349	56
Breaking Dawn	—	2,924	12,137	1,952
Taiku	—	—	1,178	190
Quyuan	—	—	1,875	302
Qianlong	—	—	7,288	1,172

We also provide pre-installation service for Qianlong and charge a commission based on the number of active users. In the fiscal year ended March 31, 2014, we charged a total of RMB2,830,000 (US$455,250) commission from Qianlong.

In addition, we have certain amounts due to and from the related parties, namely Zhang Xing, Sibi, Brtech, Breaking Dawn, TaiKu, Quyuan, Qianlong, and Hangzhou Joyreach Technologies Co. Ltd., or Joyreach, eight of our associates, and Xplane Ltd., our principle shareholder. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,
		2012	2013	2014
		RMB	RMB	RMB	US$
		(In thousands)

Amounts Due from Related Parties	Nature of Advances or Payment
Xplane Ltd.	Non-trading in nature, unsecured, interest-free advances and repayable on demand	126	125	—	—
Taiku	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	306	1	—
Breaking Dawn	Non-trading in nature, unsecured, interest-free advances and repayable on demand	—	92	11	2
Qianlong	Trading in nature, unsecured, interest-free advances and repayable on demand	—	—	148	24
Amounts Due to Related Parties
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	274	577	604	97
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	597	426	211	34
Brtech	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	127	39	6
Breaking Dawn	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	2,924	4,662	750
Taiku	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	587	94
Quyuan	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	875	141
Qianlong	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	188	30
Joyreach	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	4,035	649

The amounts due from the Sequoia Funds represent a capital injection made by Fanyi on behalf of the Sequoia Funds for their 15% equity interest in Hangzhou Guanzhun Technologies Co., Ltd., or Guanzhun, one of our associates. The amounts due to the Sequoia Funds represent the approved distribution payable to the Sequoia Funds which has been recorded as finance cost.

Beijing Speedpay Technology Co., Ltd., over which our director, Mr. Kui Zhou, has significant influence, provides payment processing service to us. In the three fiscal years ended March 31, 2012, 2013 and 2014, we paid a total of RMB1,373,000, RMB1,280,000 and RMB1,007,000 (US$161,900), respectively, to Beijing Speedpay Technology Co., Ltd.

Pursuant to a Subscription Agreement dated October 2, 2012, we hold a limited partnership interest representing an aggregate capital commitment of US$2 million in K2 Partners II, L.P., a private equity fund over which our independent director, Mr. Fan Bao, has significant influence. As of April 15, 2013, Mr. Bao no longer served as our director.

Other Related Party Transactions

In June 2013, we established Hangzhou Qianlong Technology Limited, or Qianlong, with Li Ou, our former chief technology officer, to carry out mobile games development and operation related business. We and Li Ou signed definitive agreements to contribute RMB 10.0 million and RMB 15.0 million into Qianlong, and hold a 40% equity interest and a 60% equity interest in Qianlong, respectively. We also entered into a RMB 25.0 million loan agreement with Qianlong to fund its future operations. The loan bears a 3% annual interest rate and can only be used to develop Qianlong’s business. In order to focus on the management of Qianlong and to avoid conflict of interests, Li Ou resigned from our Company in June 2013.

In June 2013, we subscribed for additional shares in our subsidiary, Sky Technologies International Limited, or Sky Technologies BVI, at par value. Following the share issuance, we sold a 30% equity interest in Sky Technologies BVI to Qing Yan, our former chief operating officer, and Wenjie Wu, an officer of our Company, for cash consideration of RMB 6,000,000. Following the sale, we own 60% of the shares of Sky Technologies BVI and retain control over it. Sky Technologies BVI, through its wholly-owned subsidiary, Powerplay Technology Limited, primarily engages in mobile application store services for overseas markets.

The above-mentioned related party transactions have been unanimously approved by the Board, the audit committee and a special independent committee formed by the Board.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements as part of this annual report.

Legal Proceedings

Mr. Carl Yeung, currently our non-executive director and our previous chief financial officer, served as an independent director and the chairman of the audit committee of China Natural Gas, Inc., or CHNG, a Delaware corporation whose shares of common stock were listed on NASDAQ from 2008 to November 2010. CHNG and certain of its officers and directors, including Mr. Yeung, have been named as defendants in a putative class action lawsuit alleging violations of the federal securities laws. The action, captioned Vandevelde v. China Natural Gas, Inc., et al., No. 10-cv-00728, was filed in the United States District Court for the District of Delaware on August 26, 2010. On August 12, 2011, the Court entered an order appointing Robert Skeway, an individual investor, as lead plaintiff and approving his selection of lead counsel.

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

Dividend Policy

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

The following table provides the high and low trading prices for our ADSs on NASDAQ for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2013	3.45	1.61
Fiscal Year ended March 31, 2014	11.47	1.59

Quarterly Highs and Lows
Third Quarter ended December 31, 2012	2.64	1.79
Fourth Quarter ended March 31, 2013	2.42	1.71
First Quarter ended June 30, 2013	3.44	1.59
Second Quarter ended September 30, 2013	4.78	3.21
Third Quarter ended December 31, 2013	5.53	3.05
Fourth Quarter ended March 31, 2014	11.47	3.89

Monthly Highs and Lows
February 2014	7.20	4.14
March 2014	11.47	6.82
April 2014	9.40	6.83
May 2014	7.31	6.08
June 2014	8.28	6.28
July 2014 (through July 25, 2014)	8.02	6.38

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Our board of directors may, in its sole discretion, decline to register any transfer of any common share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any common share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of common shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the common share is to be transferred does not exceed four; (e) the shares concerned are free of any lien in favor of us; or (f) a fee of such maximum sum as NASDAQ may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

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

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of our shares, debentures or other obligations or by way of the withholding in whole or in part of any relevant payment as defined in Section 6

(3) of the Tax Concessions Law (1999 Revision) of the Cayman Islands.

The undertaking for us is for a period of twenty years from August 10, 2010.

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a withholding tax of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC EIT purposes, which could result in our global income becoming subject to the 25% PRC EIT rate.”

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended March 31, 2014. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADS are listed on NASDAQ which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

Subject to certain exceptions based on the value of PFIC stock held, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2014. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or common shares.

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

Taxation of Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. As discussed above in “— Passive Foreign Investment Company,” we believe we were a PFIC for the taxable year ended March 31, 2014. Any gain or loss you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

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

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB88.3 million (US$14.2 million) as of March 31, March 31, 2014. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

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

To the extent that we need to convert U.S. dollars into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of March 31, 2014, we had RMB-denominated cash balances of RMB286.5 million. Assuming we had converted the RMB286.5 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2164 as of March 31, 2014, this cash balance would have been US$46.1 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$43.9 million as of March 31, 2014 resulting in US$2.2 million of foreign exchange loss.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was -5.4%, 2.6% and 2.6% in calendar year 2011, 2012 and 2013, respectively. If inflation rises, it may materially adversely affect our business.

Credit Risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivables, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, investments at FVTPL and available-for-sale investments in the aggregate amount of RMB673.9 million, RMB693.0 million and RMB688.0 million (US$110.7 million) as of March 31, 2012, 2013 and 2014, respectively.

Collection of our revenues is substantially done through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB81.7 million, RMB36.9 million and RMB22.3 million (US$3.6 million), respectively as of March 31, 2012, 2013 and 2014. We also had RMB38.7 million trade receivables from one mobile service operator as of March 31, 2014. In order to minimize credit risk, we assess the credit worthiness of the mobile service providers prior to contracting with them.

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

We have concentration of credit risk with exposure limited to certain mobile service providers and one mobile network operator. As of March 31, 2012, 2013 and 2014, our ten mobile service providers and the mobile network operator accounted for approximately RMB64.8 million, RMB51.9 million and RMB47.4 million (US$7.6 million), or 73%, 80% and 78%, of our trade receivables, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2012, 2013 and 2014, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

ADS holders will be required to pay the following service fees to the depository:

Service		Fee
•	Issuance of ADSs	Up to US$0.05 per ADS issued

•	Cancellation of ADSs	Up to US$0.05 per ADS canceled

•	Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
•	Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary

•	Transfer of ADSs	US$1.50 per certificate presented for transfer

ADS holders will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of common shares charged by the registrar and transfer agent for the common shares in the Cayman Islands (i.e., upon deposit and withdrawal of common shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when common shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of common shares on deposit.

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

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary may agree from time to time. As described in the deposit agreement, we or the depositary may withhold or deduct from any distributions made in respect of common shares and may sell for the account of a holder any or all of the common shares and apply such distributions and sale proceeds in payment of any taxes (including applicable interest and penalties) or charges that are or may be payable by holders in respect of the ADSs.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for an expenses related to the establishment and maintenance of the ADS program in an amount of US$0.4 million, after deduction of applicable U.S. taxes, as of March 31, 2014.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2014, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2014 based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of March 31, 2014, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

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

There were no changes in our internal control over financial reporting during fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2013	2014
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	5,640	4,689	754
Audit-related fees(2)	1,024	844	136
Tax fees(3)	174	297	48

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.
(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, and the services provided by Ernst & Young related to the internal controls over financial reporting for the fiscal year ended March 31, 2014, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Below is a table containing information about purchases made by us or by affiliated purchasers for the fiscal year ended March 31, 2014.

Period	(a) Total Number of Common Shares Purchased(1)	(b) Average Price Paid Per Common Share(2)	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2013 – April 30, 2013	2,508,600	$0.220	2,508,600	$5,462,343.2
May 1, 2013 – May 31, 2013	843,408	$0.240	843,408	$5,252,158.7
June 1, 2013 – June 30, 2013	3,292,160	$0.377	3,292,160	$4,012,115.1
July 1, 2013 – July 30, 2013	868,192	$0.420	868,192	$3,647,412.4
August 1, 2013 – August 31, 2013	581,984	$0.435	581,984	$3,394,005.8
September 1, 2013 – September 30, 2013	710,672	$0.436	710,672	$3,084,371.6
November 1, 2013 – November 30, 2013	1,169,864	$0.418	1,169,864	$2,595,887.9
December 1, 2013 – December 31, 2013	2,313,840	$0.433	2,313,840	$1,593,773.6

(1)	On August 13, 2012, we announced a share repurchase program to repurchase up to an aggregate of $10 million of Sky-mobi’s issued and outstanding ADSs representing common shares from August 13, 2012 to August 11, 2014. The Company’s share repurchase program complies with the conditions of Rule 10b-18 under the Exchange Act.
(2)	The average price paid per common share is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated in the Cayman Islands and our corporate governance practices are governed by applicable Cayman Islands law. In addition, because our ADSs are listed on NASDAQ, we are subject to the corporate governance requirements of NASDAQ. However, NASDAQ Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” with respect to certain corporate governance matters, and we may decide to follow “home country practice” on a case-by-case basis.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-mobi Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.9	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10*	English translation of Form of Technical Support Service Agreement between the Registrant’s PRC subsidiaries and each SPE

4.11*	English translation of Form of Strategy Consulting Service Agreement between the Registrant’s PRC subsidiaries and each SPE

4.12*	English translation of Form of Intellectual Property License Agreement between the Registrant’s PRC subsidiaries and each SPE

4.13*	English translation of Purchase Option and Cooperation Agreement among the Registrant’s PRC subsidiaries, each SPE and the shareholders of each SPE

4.14*	English translation of Form of Power of Attorney issued by the shareholders of each SPE

4.15*	English translation of Form of Equity Pledge Agreement among the Registrant’s PRC subsidiaries, each SPE and the shareholders of each SPE

4.16	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Conyers Dill and Pearman (Cayman) Limited

*	Filed with this annual report on Form 20-F.
†	Order for confidential treatment of portions of this document has been granted by the Commission pursuant to Rule 406 of the Securities Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: July 30, 2014

SKY-MOBI LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2012, 2013 and 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2012, 2013 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

July 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the internal control over financial reporting of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2014 of the Group and our report dated July 30, 2014 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

July 30, 2014

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Years Ended March 31,
	NOTES	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Revenues	6	685,563	601,107	485,551	78,108
Cost of revenues from third parties		(465,479)	(412,246)	(339,982)	(54,691)
Cost of revenues from related parties		(5,546)	(6,534)	(24,453)	(3,934)

Gross profit		214,538	182,327	121,116	19,483
Research and development expenses		(71,088)	(73,027)	(38,644)	(6,216)
Sales and marketing expenses		(37,361)	(35,369)	(36,351)	(5,848)
General and administration expenses		(83,996)	(69,491)	(58,401)	(9,395)
Other operating income, net	7	3,675	2,320	5,772	929

Profit (loss) from operations		25,768	6,760	(6,508)	(1,047)
Other gains and losses	8	11,649	15,531	17,482	2,812
Impairment of investment in associates	19	—	(1,367)	(727)	(117)
Impairment of an available-for-sale investment		—	—	(800)	(129)
Share of results of associates	19	(886)	(935)	2,428	391

Profit before tax	9	36,531	19,989	11,875	1,910
Income tax expense	10	(3,602)	(2,733)	(7,218)	(1,161)

Profit for the year		32,929	17,256	4,657	749

Total comprehensive income for the year		32,929	17,256	4,657	749

Profit and total comprehensive income attributable to:
Owners of the Company		32,969	17,112	5,251	845
Non-controlling interests		(40)	144	(594)	(96)

		32,929	17,256	4,657	749

Earnings per share:
Basic	11	0.13	0.07	0.02	0.00

Diluted	11	0.13	0.07	0.02	0.00

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		At March 31,
	NOTES	2012	2013	2014	2014
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents	13	137,538	135,025	79,057	12,717
Term deposits	13	438,393	473,277	295,804	47,584
Short-term investments	14	—	—	52,569	8,457
Investment at fair value through profit or loss (“FVTPL”)	15	—	—	166,073	26,715
Trade and other receivables	17	103,372	80,274	95,499	15,362
Amounts due from related parties	23	126	523	160	26

		679,429	689,099	689,162	110,861
Assets classified as held for sale	19	—	—	35,274	5,674

Total current assets		679,429	689,099	724,436	116,535

Non-current assets
Property and equipment	18	32,856	15,170	7,605	1,223
Interest in associates	19	714	22,371	41,339	6,650
Available-for-sale investments	16	900	7,167	6,250	1,005
Other non-current assets		2,642	5,568	4,055	653
Deferred tax assets	10	2,210	1,765	1,968	317

Total non-current assets		39,322	52,041	61,217	9,848

Total assets		718,751	741,140	785,653	126,383

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	20	121,932	122,119	153,474	24,690
Income tax liabilities		5,675	4,787	10,699	1,721
Amounts due to related parties	23	871	4,054	11,201	1,802
Deferred revenue		10,038	9,062	6,350	1,021

Total current liabilities		138,516	140,022	181,724	29,234

Total liabilities		138,516	140,022	181,724	29,234

Equity
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 258,174,600, 250,411,948 and 239,461,886 shares issued and outstanding as of March 31, 2012, 2013 and 2014, respectively)	21	92	89	86	12
Share premium		642,495	625,651	637,451	102,545
Reserves		152,526	171,718	154,326	24,826
Statutory reserve		1,000	1,000	1,000	160
Accumulated deficit		(214,938)	(197,826)	(192,644)	(30,990)
Subscription receivables		(1,284)	—	—	—
Treasury stock		—	(2)	(1)	(0)

Equity attributable to owners of the Company		579,891	600,630	600,218	96,553
Non-controlling interests		344	488	3,711	596

Total equity		580,235	601,118	603,929	97,149

Total equity and liabilities		718,751	741,140	785,653	126,383

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Treasury shares	Share premium	Reserves *	Statutory reserve	Subscription receivables	Accumulated deficit	Total equity attributable to owners of the Company	Non- controlling interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2011	92	—	635,116	112,938	1,000	—	(247,907)	501,239	301	501,540
Profit and total comprehensive profit for the year	—	—	—	—	—	—	32,969	32,969	(40)	32,929
Share-based compensation	—	—	—	45,683	—	—	—	45,683	—	45,683
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	(301)	(301)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	—	384	384
Exercise of share options	—	—	7,379	(6,095)	—	(1,284)	—	—	—	—

Balance at March 31, 2012	92	—	642,495	152,526	1,000	(1,284)	(214,938)	579,891	344	580,235
Profit and total comprehensive profit for the year	—	—	—	—	—	—	17,112	17,112	144	17,256
Share-based compensation	—	—	—	24,457	—	—	—	24,457	—	24,457
Partial disposal of subsidiaries	—	—	—	2,001	—	—	—	2,001	—	2,001
Exercise of share options	—	—	6,384	(5,191)	—	1,284	—	2,477	—	2,477
Restricted share vested	—	—	2,075	(2,075)	—	—	—	—	—	—
Repurchase of ordinary shares	(3)	(2)	(25,303)	—	—	—	—	(25,308)	—	(25,308)

Balance at March 31, 2013	89	(2)	625,651	171,718	1,000	—	(197,826)	600,630	488	601,118
Profit and total comprehensive profit for the year	—	—	—	—	—	—	5,251	5,251	(594)	4,657
Share-based compensation	—	—	—	14,562	—	—	—	14,562	2,916	17,478
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	(304)	(304)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	—	1,205	1,205
Exercise of share options	2	—	37,590	(30,456)	—	—	—	7,136	—	7,136
Restricted share vested	—	—	1,498	(1,498)	—	—	—	—	—	—
Repurchase of ordinary shares	—	(4)	(27,288)	—	—	—	(69)	(27,361)	—	(27,361)
Cancellation of repurchased shares	(5)	5	—	—	—	—	—	—	—	—

Balance at March 31, 2014	86	(1)	637,451	154,326	1,000	—	(192,644)	600,218	3,711	603,929

*	Reserves include share-based compensation reserves, reserve from the modification of convertible redeemable preferred shares, and reserve from partial disposal of subsidiaries that do not result in the Group losing control. At the time when the share options are exercised, the amount previously recognized in reserves will be transferred to share premium.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,
	2012	2013	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2)
Operating activities
Profit before tax	36,531	19,989	11,875	1,910
Adjustments for:
Share of results of associates	886	935	(2,428)	(391)
Gain on derecognition of a subsidiary	(1,930)	—	—	—
Net foreign exchange loss	3,266	429	2,061	332
Interest income	(12,110)	(16,209)	(15,913)	(2,560)
Amortization of government grant related to property and equipment	(1,468)	(489)	—	—
Loss (gain) on disposal of property and equipment	—	68	(208)	(33)
Depreciation	21,082	21,596	8,654	1,392
Changes in fair value of investment at FVTPL	—	—	(1,073)	(173)
Income on short-term investment and loan receivable	(450)	—	(2,569)	(413)
Share-based compensation	45,683	24,457	17,478	2,812
Impairment of investment in an associate	—	1,367	727	117
Impairment of an available-for-sale investment	—	—	800	129
Changes in working capital:
Decrease (increase) in trade and other receivables	(18,856)	22,072	(6,158)	(991)
Increase in amounts due from related parties	—	—	(148)	(24)
Increase (decrease) in trade and other payables	(11,981)	(446)	31,822	5,119
Increase (decrease) in amounts due to related parties	(24)	3,183	7,147	1,150
Increase (decrease) in deferred revenue	3,017	(487)	(2,712)	(436)

Cash generated from operations	63,646	76,465	49,355	7,940
Income tax paid	(6,551)	(3,176)	(1,509)	(243)

Net cash from operating activities	57,095	73,289	47,846	7,697

Investing activities
Interest income received	12,110	16,209	12,832	2,064
Net cash inflow (outflow) on derecognition of a subsidiary	205	—	(304)	(49)
Purchase of term deposits	(538,393)	(667,687)	(330,804)	(53,215)
Redemption of term deposits	252,718	632,803	508,277	81,764
Purchases of property and equipment	(11,339)	(3,424)	(2,019)	(325)
Receipt of government grant related to acquisition of property and equipment	1,957	—	—	—
Proceeds from disposal of property and equipment	40	79	672	108
Investments in associates (including down payment)	(1,100)	(25,859)	(50,216)	(8,078)
Investments in available-for-sale investment	(900)	(6,267)	—	—
Purchases of investment at FVTPL	—	—	(165,000)	(26,543)
Purchases of short-term investments	—	—	(50,000)	(8,043)
Payment for loan receivable	(19,550)	—	—	—
Receipt of loan receivable	19,550	—	—	—
Decrease (increase) in amounts due from related parties	363	(397)	511	82
Investment income received	450	—	—	—

Net cash used in investing activities	(283,889)	(54,543)	(76,051)	(12,235)

Financing activities
Capital contribution from non-controlling shareholder	384	—	1,205	194
Proceeds from partial disposal of subsidiaries	—	2,001	—	—
Payments and advance payments for share repurchase	—	(25,308)	(34,159)	(5,495)
Proceeds from exercise of share options	—	2,477	7,136	1,148

Net cash (used in) from financing activities	384	(20,830)	(25,818)	(4,153)

Net decrease in cash and cash equivalents	(226,410)	(2,084)	(54,023)	(8,691)
Cash and cash equivalents at beginning of year	367,214	137,538	135,025	21,721
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies	(3,266)	(429)	(1,945)	(313)

Cash and cash equivalents at end of year	137,538	135,025	79,057	12,717

Supplemental information of non-cash transaction:

As of March 31, 2012, 2013 and 2014, acquisitions of property and equipment amounted to approximately RMB398,000, RMB1,031,000 and RMB565,000, respectively, were unsettled and included in other payables.

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

The Company holds its interests in its operating subsidiaries through Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) and Hangzhou Tiandian Investment Consulting Co., Ltd. (“Tiandian”) (collectively the “PRC holding entities”), which were established in the PRC on December 24, 2009 and December 6, 2011, respectively. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”), Hangzhou Feineng Technologies Co., Ltd. (“Feineng”), Hangzhou Miyi Technologies Co., Ltd. (“Miyi”), Hangzhou Najia Technologies Co., Ltd. (“Najia”), Hangzhou Tianchu Technologies Co., Ltd. (“Tianchu”), Hangzhou Kaimi Technologies Co., Ltd. (“Kaimi”), Hangzhou Dangyi Technologies Co., Ltd. (“Dangyi”), Nanjing Zunqi Network Information Technologies Co., Ltd. (“Zunqi”), Nanjing Geyuan Information Technologies Co., Ltd. (“Geyuan”), and Hangzhou Sky Investment Co., Ltd. (“Sky Investment”) (collectively the “PRC Operational Entities”, or the “special purpose entities”), which are controlled by Dianneng or Tiandian through certain contractual arrangements as of March 31, 2012, 2013 and 2014. These special purpose entities (“SPEs”) hold the requisite licenses and permits necessary to conduct the telecommunication business.

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida (Beijing) Technologies Co., Ltd. (“Pusida”) entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Kaimi and Dangyi on December 24, 2009, December 3, 2010, November 30, 2012, November 30, 2012, December 6, 2012, June 26, 2013, October 29, 2013, March 3, 2014 and March 3, 2014, respectively. Tiandian entered into certain exclusive agreements with the equity holders of Sky Investment on December 6, 2011. The exclusive agreements, namely, Exclusive Business Cooperation or Services Agreements, Purchase Option Agreements, Equity Pledge Agreements and Power of Attorney Agreements, taken as a whole, provide the Company with the rights to receive substantially all of the economic benefits from each of the PRC Operational Entities. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to use its power to affect the amount of returns to the Company. In addition, through such agreements, the Company is able to acquire the equity interests in the PRC Operational Entities when permitted by PRC law.

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

Equity Pledge Agreements. The equity owners of the SPEs pledge their respective equity interest in the relevant SPEs, to the relevant PRC holding entities to secure their obligations under the respective Exclusive Business Cooperation or Services Agreements. The equity pledge agreements are continuously effective until the full performance of the contractual obligations and the full repayment of the liabilities under the Exclusive Cooperation or Services Agreements.

Power of Attorney. The equity owners of the SPEs have executed a power of attorney to irrevocably grant to PRC holding entities or their designees the power of attorney to exercise all of their rights as shareholders of SPEs, including the right to declare dividends, appoint and elect board members and senior management members and other voting rights. The power of attorney for Fanyi does not contain any expiration provision. Each power of attorney of the remaining SPEs has a term of 10 years or 20 years and is renewable at the relevant PRC holding entities’ sole discretion.

Effective control over the PRC Operational Entities’ businesses was transferred to the Company through the series of contractual arrangements without transferring legal ownership in the PRC Operational Entities. As a result of these contractual arrangements, the Group has power over the PRC Operational Entities, has rights to variable returns from its involvement with the PRC Operational Entities and has the ability to affect those returns through its power over the PRC Operational Entities and is considered to have control over the PRC Operational Entities. Accordingly, the Company consolidates the PRC Operational Entities.

Risks in relation to the SPE structure are disclosed in Note 4.

The Company has the following major subsidiaries and consolidated SPEs:

	Place and date of establishment/ incorporation	Portion of economic ownership interest and voting power held at March 31,			Principal activities
Company name		2012	2013	2014

Subsidiaries:
Pusida	PRC August 1, 2007	100%	100%	100%	Provision of management consultancy and technical services. Inactive since July 1, 2010.
Dianneng	PRC December 24, 2009	100%	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	100%	100%	100%	Investment holding
JSky Technology Limited (“JSky”)	Cayman August 9, 2011	60%	60%	Nil [1]	Provision of mobile application services
Powerplay Technology Limited (“Powerplay”)	Hong Kong September 14, 2011	100%	100%	100%	Provision of mobile application services
Tiandian	PRC December 6, 2011	100%	100%	100%	Investment and consulting
Shanghai Texuan Information Technologies Co., Ltd. (“Texuan”)	PRC March 6, 2012	100%	100%	100%	Development of mobile application software
Consolidated SPEs and subsidiaries of SPEs:
Sky	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Mijia	PRC January 12, 2007	100%	100%	100%	Provision of mobile application services
Fanyi	PRC December 24, 2009	100%	100%	100%	Provision of mobile application services
Feineng	PRC December 3, 2010	100%	100%	100%	Provision of mobile application services
Sky Investment	PRC December 6, 2011	100%	100%	100%	Investment and consulting
Miyi	PRC November 30, 2012	Nil	100%	100%	Provision of mobile application services
Najia	PRC November 30, 2012	Nil	100%	100%	Provision of mobile application services
Tianchu	PRC December 6, 2012	Nil	100%	100%	Provision of mobile application services
Zunqi	PRC June 26, 2013	Nil	Nil	100%	Provision of mobile application services
Geyuan	PRC October 29, 2013	Nil	Nil	100%	Provision of mobile application services
Kaimi	PRC March 3, 2014	Nil	Nil	100%	Provision of mobile application services
Dangyi	PRC March 3, 2014	Nil	Nil	100%	Provision of mobile application services
Subsidiary of consolidated SPEs subsidiaries of SPEs:
Hangzhou Mopin Technologies Co., Ltd. (“Mopin”)	PRC June 14, 2013	Nil	Nil	83.88%	Provision of mobile application services

1	Jsky was dissolved on July 8, 2013.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the Financial Information is determined on such basis, except for share-based payment transactions that are within the scope of IFRS 2, leasing transactions that are within the scope of IAS 17, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for asset or liability.

The principal accounting policies are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities, including SPEs, controlled by the Company (its subsidiaries). Control is achieved where the Company

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceased to control the subsidiary.

Profit or loss and each item of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

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

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, investments in associates are carried in the consolidated statements of financial position at cost as adjusted for post-acquisition changes in the Group’s share of the profit or loss and other comprehensive income of the associate, less any impairment in the value of the investment. When the Group’s share of the loss of an associate equals or exceeds its interest in that associate, the Group discontinues recognizing its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Any excess of the cost of the investment in associates over the amount of the Group’s share of net fair value of the net assets of the associates at the date of acquisition is included in the carrying amount of the investment. The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. The Group assesses the impairment of the investments in associates by considering factors including, but not limited to, current economic and market conditions, operating performance of the associates, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. The difference between the carrying amount of the associate at the date the equity method was discontinued, and any proceeds from disposing of an interest in the associate is included in the determination of the gain or loss on disposal of the associate.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associates are recognized in the Group’s consolidated financial statements only to the extent of the Group’s interest in the relevant associate that are not related to the Group.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale in current assets if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the asset (or disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such asset (or disposal group) and its sale is highly probable. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

When the Group is committed to a sale plan involving disposal of an investment in an associate, the investment that will be disposed of is classified as held for sale when the criteria described above are met, and the Group discontinues the use of the equity method in relation to the investment from the time when the investment is classified as held for sale.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount or fair value less costs of disposal.

Revenue recognition

Revenue is recognized when it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

The Group evaluates agreements with the industry participants including mobile service providers, mobile network operators, content providers, handset companies and independent payment processing agents in order to determine whether or not it acts as the principal or as an agent in each arrangement, and therefore the relevant revenues should be reported on a gross or net basis. The determination is based on an assessment of various factors, including but not limited to whether the Group (i) is the primary obligor in the arrangement; (ii) has general inventory risk; (iii) changes the product or performs part of the services; (iv) has latitude in establishing the selling price; (v) has involvement in the determination of product and service specifications.

Application Store Revenues

The Group generates revenue primarily through users’ purchase of in-app virtual items, premium features and other contents. Handset users can browse and download mobile applications and contents from the Group’s application stores, Maopao App Store and Maopao Game Center. The Group has cooperation agreements with handset companies to pre-install the Maopao platform products on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. The Group contracts with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, as well as contracts directly with mobile network operators to collect payment from the Group’s customers on behalf of the Group. Mobile service providers and mobile network operators are entitled to commissions, which are a percentage of the gross fees collected from the Group’s customers by the mobile network operators.

For revenues from the sale of in-app virtual items, premium features and other contents from the Group’s application stores, the Group recognizes revenue on a gross basis at the time when each purchase is successfully made and the collectability is reasonably assured. The Group recognizes the commissions retained by mobile service providers and mobile network operators as a cost of revenues in the consolidated statements of profit or loss and other comprehensive income.

Users purchase in-game virtual premium items in certain single-player games. As the virtual items are immediately consumed, revenue is recognized upon consumption.

Maopao Community Revenues

The Group offers community-based applications, including mobile social games and social network application in its Maopao Community. Users can charge up with their accounts through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards and online payment solutions, to purchase virtual items and premium features in the Maopao Community. The Group refers to such revenues as Maopao Community revenues.

The Group collects payment through payment processing agents or service providers, who are entitled to a commission for processing customer prepayments.

Maopao Community revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. The Group assesses these estimates at the end of every reporting period.

Other Revenue

The Group also allows content providers, service providers and mobile network operators to sell their mobile applications and other contents to mobile users through Maopao Platform, for which the Group charges a commission based on a percentage of the revenue earned from those applications or number of active users. The Group records such revenue as other revenues upon receipt of monthly statements from the content providers, service providers and mobile network operators.

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

Approximately RMB27.3 million, nil and nil accrued costs payable for content and handset software design were reversed into cost of revenues upon the expiration of the statute of limitations in the years ended March 31, 2012, 2013 and 2014, respectively. Such accrued costs originated from the incomplete data provided by mobile network operators prior to March 2010.

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

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including cash and cash equivalents, term deposits, short-term investments, loan receivable, trade and other receivables (excluding prepayments) and amounts due from related parties, are carried at amortized cost using the effective interest method, less any identified impairment, unless the effect of discounting is not material, in which case they are carried at cost, less any identified impairment.

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

Financial liabilities

Financial liabilities, including trade and other payables and amounts due to related parties, are subsequently measured at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition

Interest income and expense is recognized on an effective interest basis.

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities are derecognized when the obligation is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2164, on March 31, 2014, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2014, or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied the following new and revised IFRSs issued by the IASB for the first time.

Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle
Amendments to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities
Amendments to IFRS 10, IFRS 11 and IFRS 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 19 (as revised in 2011)	Employee Benefits
IAS 27 (as revised in 2011)	Separate Financial Statements
IAS 28 (as revised in 2011)	Investments in Associates and Joint Ventures
Amendments to IAS 1	Presentation of Items of Other Comprehensive Income
IFRIC 20	Stripping Costs in the Production Phase of a Surface Mine

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Group’s financial performance and positions for the current and prior years and/or disclosures set out in these consolidated financial statements.

The Group has applied the amendments to IAS 1 Presentation of Items of Other Comprehensive Income for the first time in the current year. The amendments introduce new terminology, whose use is not mandatory, for the statement of comprehensive income and income statement. Under the amendments to IAS 1, the ‘statement of comprehensive income’ is renamed as the ‘statement of profit or loss and other comprehensive income’. Other than the above mentioned name change, the application of the amendments to IAS 1 has not resulted in any impact on profit or loss, or total comprehensive income of the Group.

New and revised Standards on consolidation, joint arrangements, associates and disclosures

In the current year, the Group has applied for the first time the package of five standards on consolidation, joint arrangements, associates and disclosures comprising IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 (as revised in 2011) Separate Financial Statements and IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures, together with the amendments to IFRS 10, IFRS 11 and IFRS 12 regarding transitional guidance.

IAS 27 (as revised in 2011) is not applicable to the Group as it deals only with separate financial statements.

The impact of the application of the relevant standards is set out below.

Impact of the application of IFRS 10

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control such that an investor has control over an investee when a) it has power over the investee; b) it is exposed, or has rights, to variable returns from its involvement with the investee and c) has the ability to use its power to affect its returns. All three of these criteria must be met for an investor to have control over an investee. Previously, control was defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Additional guidance has been included in IFRS 10 to explain when an investor has control over an investee.

The directors of the Company reviewed the Group structure and assessed the Group’s investees in accordance with requirements of IFRS 10. The directors of the Company concluded that there was no impact to the Group’s consolidated financial statements upon the adoption of IFRS 10.

Impact of the application of IFRS 12

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the application of IFRS 12 has resulted in more extensive disclosures in the consolidated financial statements.

IFRS 13 Fair Value Measurement

The Group has applied IFRS 13 for the first time in the current year. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The scope of IFRS 13 is broad; the fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value (e.g. net realizable value for the purposes of measuring inventories or value in use for impairment assessment purposes). IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions. Fair value under IFRS 13 is an exit price regardless of whether that price is directly observable or estimated using another valuation technique. Also, IFRS 13 includes extensive disclosure requirements.

IFRS 13 requires prospective application from annual period began on or after 1 January 2013. In addition, specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, the Group has not made any new disclosures required by IFRS 13 for the comparative periods. Other than the additional disclosures, the application of IFRS 13 has not had any material impact on the amounts recognized in the consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities[1]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[6]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[6]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[2]
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures[3]
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities[1]
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets[1]
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting[1]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[2]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[6]

IFRS 9	Financial Instruments[3]
IFRS 14	Regulatory Deferral Accounts[5]
IFRS 15	Revenue from Contracts with Customers[7]
IFRIC 21	Levies[1]

[1]	Effective for annual periods beginning on or after 1 January 2014
[2]	Effective for annual periods beginning on or after 1 July 2014
[3]	Available for application - the mandatory effective date will be determined when the outstanding phases of IFRS 9 are finalised
[4]	Effective for annual periods beginning on or after 1 July 2014, with limited exceptions
[5]	Effective for first annual IFRS financial statements beginning on or after 1 January 2016
[6]	Effective for annual periods beginning on or after 1 January 2016
[7]	Effective for annual periods beginning on or after 1 January 2017

Annual Improvements to IFRSs 2010 - 2012 Cycle

The Annual Improvements to IFRSs 2010 - 2012 Cycle include a number of amendments to various IFRSs, in which the relevant amendments are summarized below.

The amendments to IFRS 2 (i) change the definitions of ‘vesting condition’ and ‘market condition’; and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’. The amendments to IFRS 2 are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

The amendments to the basis for conclusions of IFRS 13 clarify that the issue of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short- term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of discounting is immaterial.

The directors of the Company anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010 – 2012 Cycle will have no material impact on the consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•

All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•

With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

Based on the Group’s financial assets and financial liabilities as at March 31, 2014, the directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of the Group’s available-for-sale investments and is not likely to have significant impact on the amounts of the Group’s other financial assets and financial liabilities. Regarding the Group’s available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

The directors anticipate that the application of the other new and revised IFRSs will have no material impact on the consolidated financial statements.

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

Contractual arrangements with SPEs

The Group believes that its contractual arrangements with Sky, Mijia, Fanyi, Feineng, Sky Investment, Miyi, Najia, Tianchu, Zunqi, Geyuan, Kaimi and Dangyi are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated SPEs are also shareholders or senior managements of the Group and therefore the Group believes that under most circumstances they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated SPEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the SPEs or their shareholders do not act in the best interests of the Group under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Group will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Group’s consolidated SPEs, and its ability to conduct the Group’s business may be adversely affected.

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

The following is the summarized financial information of the Group’s SPEs which was included in the Company’s consolidated financial statements:

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Total current assets	391,235	442,741	463,224
Total assets	458,316	516,174	585,490

Total current liabilities	93,764	128,594	121,174
Total liabilities	93,764	128,594	121,174

	For the years ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Revenues	679,502	576,060	444,709
Net income	27,829	13,538	5,198

Net cash from operating activities	49,174	75,943	50,690
Net cash used in investing activities	(106,935)	(92,265)	(73,607)
Net cash from financing activities	—	—	(69)

The SPEs contributed an aggregate of 99.1%, 95.8% and 91.6% of the consolidated revenues for the years ended March 31, 2012, 2013 and 2014, respectively. The Company’s operations not conducted through contractual arrangements with the SPEs primarily consist of its overseas and promotion business. As of March 31, 2012, 2013 and 2014, the SPEs accounted for an aggregate of 63.8%, 69.6% and 74.5%, respectively, of the consolidated total assets, and 67.7%, 91.8% and 66.7%, respectively, of the consolidated total liabilities. The assets not associated with the SPEs primarily consist of the cash and cash equivalents held by the offshore companies and PRC holding entities.

Key sources of estimation uncertainty

Following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Maopao Community Revenues

Maopao Community revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users, including the average period paying users typically stay active in the Maopao Community. Future paying user usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods are assessed at the end of each reporting period and may change in the future.

Recognition of deferred tax assets

As at March 31, 2012, 2013 and 2014, the carrying amount of deferred tax assets of the Group are approximately RMB2,210,000, RMB1,765,000 and RMB1,968,000, respectively. No deferred tax asset has been recognized in respect of tax losses of RMB37,998,000, RMB37,008,000 and RMB42,433,000 as at March 31, 2012, 2013 and 2014 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient taxable profit will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves judgment regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. In cases where the actual future profits generated are less or more than expected, a material reversal or recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or recognition takes place.

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

The Group reviews the capital structure regularly and considers the cost of capital and the risks associated with each class of capital and, to the extent necessary, balances its overall capital structure through the repurchase of share and issuance of new shares.

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	673,046	685,824	515,719

Available-for-sale investments	900	7,167	6,250

Investment at FVTPL	—	—	166,073

Financial liabilities
Amortized cost	76,905	82,289	117,692

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances. The carrying amount of the US$ bank account balances was approximately RMB89,465,000 and RMB87,220,000 and RMB88,327,000 as of March 31, 2012, 2013 and 2014, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB4,473,000, RMB4,361,000 and RMB4,416,000 as of March 31, 2012, 2013 and 2014, respectively, with a corresponding decrease or increase in net profit for the respective years. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in RMB, against the foreign currency, US$. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as at March 31, 2012, 2013 and 2014 as the interest rates have not fluctuated significantly in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of trade and other receivables, amounts due from related parties, cash and cash equivalents, short-term investments, term deposits, available-for-sale investments and investments at FVTPL of RMB673,946,000, RMB692,991,000 and RMB688,042,000 as of March 31, 2012, 2013 and 2014, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB81,681,000, RMB36,828,000 and RMB22,302,000, respectively, as of March 31, 2012, 2013 and 2014. The Group also had RMB7,157,000, RMB28,196,000 and RMB38,669,000 trade receivables from mobile network operators as of March 31, 2012, 2013 and 2014, respectively, and the credit risk of these receivables were very low. In order to minimize the credit risk of trade receivables from mobile service providers, the Group assesses the credit worthiness of the mobile service providers prior to contracting with them. In addition, the Group selects mobile service providers based on their payment history and the assessment of their relationship with the mobile network operators which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers and mobile network operators. As at March 31, 2012, 2013 and 2014, ten mobile service providers or mobile network operators accounted for approximately RMB64,812,000, RMB51,892,000 and RMB47,361,000, or 73%, 80% and 78% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents, term deposits and short investments are held by large banks established in the PRC and Hong Kong Special Administrative Region. The Group’s available-for-sale investments are mainly a limited partnership interest in a private equity fund, and the investment at FVTPL are managed by a state owned fund company. The Group does not expect any losses arising from non-performance of these financial institutions.

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

	On demand or less than 1 month	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000

March 31, 2012
Trade and other payables	76,034	76,034
Amounts due to related parties	871	871

	76,905	76,905

March 31, 2013
Trade and other payables	78,235	78,235
Amounts due to related parties	4,054	4,054

	82,289	82,289

March 31, 2014
Trade and other payables	106,491	106,491
Amounts due to related parties	11,201	11,201

	117,692	117,692

Fair value

(i) Fair value of the Group’s financial assets that are measured at fair value on a recurring basis

Some of the Group’s financial assets are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique and inputs used.

Financial assets	Fair value as at March 31, 2014	Fair value hierarchy	Valuation technique and key inputs

Investment at FVTPL	166,073,000	Level 2	Discounted cash flow. Future cash flows are based on expected return and credit risks of investments underlying the monetary fund.

The carrying amounts of all financial assets (except for the AFS equity investments and investment at FVTPL) and financial liabilities as at March 31, 2012, 2013 and 2014 are recorded at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost. Such amounts approximate their fair value.

6.	REVENUES AND SEGMENT INFORMATION

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Application store revenues	546,117	381,573	272,300
Maopao Community revenues	110,536	177,658	144,015
Other revenues	28,910	41,876	69,236

Total	685,563	601,107	485,551

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

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Indonesia and other countries. The following table sets forth revenues by geographic area:

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

PRC	672,195	581,442	466,778
Non-PRC	13,368	19,665	18,773

Total	685,563	601,107	485,551

Information about major customers

During the years ended March 31, 2012, 2013 and 2014, there was no customer that individually accounted for over 10% of the Group’s total revenue.

7.	OTHER OPERATING INCOME, NET

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Government grant	2,091	2,931	4,030
Gain on derecognition of a subsidiary	1,930	—	—
Reimbursement from depository bank	—	—	1,922
Others	(346)	(611)	(180)

Total	3,675	2,320	5,772

8.	OTHER GAINS AND LOSSES

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Interest income	12,110	16,209	15,913
Income on short-term investments	—	—	2,569
Change in fair value of investment at FVTPL	—	—	1,073
Income on loan receivable	450	—	—
Exchange loss	(3,266)	(429)	(2,061)
Others	2,355	(249)	(12)

Total	11,649	15,531	17,482

9.	PROFIT BEFORE TAX

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000

Profit before tax has been arrived at after charging:
Staff salary and other benefits	112,416	100,106	74,147
Retirement benefit scheme contributions	1,843	2,095	1,668
Share-based compensation (Note 22)	45,683	24,457	17,478

Total staff costs	159,942	126,658	93,293

Depreciation of property and equipment	21,082	21,596	8,654
Loss (gain) on disposal of property and equipment	—	68	(208)
Operating lease rentals in respect of rented premises	8,582	10,192	9,273
Operating lease rentals in respect of rented servers	9,068	9,523	9,904
Bad debt written off (reversal)	2,361	3,693	(541)

10.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to income tax.

PRC

On January 1, 2008, a new Enterprise Income Tax Law (the “New EIT Law”) in China took effect. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises.

In 2007, Sky was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential Enterprise Income Tax (“EIT”) rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. On April 24, 2009, the PRC government promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on EIT which allows Software Enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law. The first profit-making year of Sky was 2008. As a result, Sky was subject to a tax rate of 12.5% for calendar year 2011 and 2012. In 2011, Sky obtained the “high and new technology enterprise” (“HNTE”) status under the New EIT Law. The HNTE status allows qualifying China-based enterprises to use a 15% tax rate for three years. As a result, Sky was subject to a tax rate of 15% for calendar year 2013. In 2014, the application of renewing HNTE status is in process.

In 2009, Mijia was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mijia was 2010. As a result, Mijia’s EIT rates are 12.5% for calendar year 2012, 2013 and 2014, respectively.

In 2013, Miyi and Najia were granted the status of Software Enterprise under the PRC tax laws, respectively, that entitled them to a preferential EIT rate of two-year EIT exemption from their first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of their applicable EIT rate for the succeeding three years. The first profit-making year of Miyi and Najia was 2013. As a result, Mijia and Najia’s EIT rates are 0% for calendar year 2013 and 2014, respectively.

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Current tax expense:
PRC enterprise income tax	—	2,288	7,421
Over provision in prior years	(844)	—	—
Deferred tax	4,446	445	(203)

Total	3,602	2,733	7,218

The tax expense can be reconciled to the profit per the consolidated statements of profit or loss and other comprehensive income as follows:

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Profit before tax	36,531	19,989	11,875

Income tax expense at PRC tax rate of 25% (i)	9,133	4,997	2,969
Tax effect of:
Non-deductible share-based compensation	11,421	6,114	4,370
Other non-deductible expenses	1,640	1,957	309
Tax incentives relating to research and development expenditures	(2,898)	(6,470)	(4,888)
Tax exemption and concession to PRC subsidiaries	(14,897)	(2,747)	(2,608)
Tax effect of deferred tax assets not recognized from deductible temporary differences	(2,037)	(831)	374
Tax effect of utilization of tax loss not recognized previously and unused tax loss not recognized	2,084	(247)	1,442
Tax effect of inter-group transfer of an associate (ii)	—	—	5,250
Others	(844)	(40)	—

Tax expense for the year	3,602	2,733	7,218

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.
(ii)	Due to the Group’s change of investment strategy, an equity investment was transferred from Sky Investment with 25% EIT rate to Miyi with 0% EIT tax rate during year ended March 31, 2014. Income tax of RMB 5,250,000 calculated based on the transferred price was accrued and paid to the relevant tax bureau in April, 2014 accordingly.

Without tax exemption and tax concession, PRC enterprise income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Increase in PRC income tax	14,897	2,747	2,608

Increase (decrease) in deferred tax	5,042	445	(93)

Decrease in basic and diluted earnings per share	RMB0.08	RMB0.01	RMB0.01

As of March 31, 2012, 2013 and 2014, the Group has unused tax losses of RMB37,998,000, RMB37,008,000 and RMB42,433,000 available for offset against future profits that may be carried forward until calendar year 2018. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

The following table reflects the movements in deferred tax assets:

Accrued expenses
RMB’000
Balance at April 1, 2011	6,656
Charge to profit or loss during the year	(4,446)

Balance at March 31, 2012	2,210
Charge to profit or loss during the year	(445)

Balance at March 31, 2013	1,765
Credit to profit or loss during the year	203

Balance at March 31, 2014	1,968

The Group declared dividends in March 2010 and May 2010, however, the Group has no plan to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries and consolidated SPEs of approximately RMB230,009,000, RMB240,163,000 and RMB267,622,000 at March 31, 2012, 2013 and 2014, respectively. As at March 31, 2012, 2013 and 2014, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

11.	EARNINGS PER SHARE

Holders of the Group’s Restricted Shares (Note 22) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use, the Restricted Shares are considered participating and basic earnings per share has been computed using the two-class method as follows:

	Years Ended March 31,
	2012	2013	2014
Profit for the year attributable to the owners of the Company (RMB’000)	32,969	17,112	5,251
Less: amount allocated to restricted shares (RMB’000)	(602)	(221)	(54)

Profit for the year for the purpose of diluted earnings per share	32,367	16,891	5,197

Weighted average common shares outstanding - basic	257,428,502	255,983,883	244,460,993
Share options	841,857	—	1,068,459

Weighted average common shares outstanding - diluted	258,270,359	255,983,883	245,529,453

Basic earnings per share	0.13	0.07	0.02

Diluted earnings per share	0.13	0.07	0.02

The computation of diluted earnings per share for the year ended March 31, 2013 does not assume the exercise of the Company’s options because the exercise price of those options was higher than the average market price for shares.

12.	DIVIDENDS

The Company did not pay or declare any dividends on ordinary shares in the years ended March 31, 2012, 2013, and 2014.

13.	CASH AND CASH EQUIVALENTS / TERM DEPOSITS

Cash and cash equivalents of the Group are mainly denominated in RMB and US$. The cash balances carried an average interest rate of 1.20%, 1.06% and 1.06% per annum as of March 31, 2012, 2013 and 2014, respectively.

Term deposits had an average interest rate of 3.30%, 3.12% and 3.84% per annum at March 31, 2012, 2013 and 2014, respectively.

14.	SHORT-TERM INVESTMENTS

Short-term investments consist primarily of a financial product purchased from a Chinese bank. The maturity of the financial product is one year, with an interest rate of 5.3%. It is classified as short-term investments on the consolidated statements of financial position as its contractual maturity date is equal to one year. The repayment of the financial product and its return is guaranteed by the Chinese bank from which the fixed-income financial product was purchased. The Company has received the principal and interest in full upon maturity in April 2014.

The Company estimated that their fair value as of March 31, 2014 approximate their amortized costs considering their short term maturities and high credit quality.

15.	INVESTMENT AT FVTPL

In January and March 2014, the Group totally invested RMB165,000,000 in a monetary fund with the underlying investments in government bonds, structure deposits and bank notes. The fair value of the monetary fund varies depending on the interest rates and credit risks of the underlying investments. As of March 31, 2014, the fair value of such monetary fund was RMB166,073,000. Gains from investment in monetary fund recognized in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2014 were RMB1,073,000. The investment was classified as financial assets at FVTPL upon initial recognition.

16.	AVAILABLE-FOR-SALE INVESTMENTS

The Group’s AFS financial assets are equity investments in two unlisted companies, established in the PRC, with 5% (RMB800,000) and 1% (RMB100,000) interests in them, respectively, as of March 31, 2012, 2013 and 2014; and an investment in a limited partnership of venture capital fund with investment amount of RMB6,267,000 (US$1,000,000) and RMB6,150,000 (US$1,000,000) respectively, as of March 31, 2013 and 2014.

During the year ended March 31, 2014, the Group recognized an impairment of RMB800,000 in respect of its 5% interest in one of the two unlisted companies, due to its poor business performance and negative discounted cash flow forecast.

17.	TRADE AND OTHER RECEIVABLES

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Trade receivables	88,838	65,024	60,971
Deposits and other receivables	6,609	9,406	23,779
Prepayments	7,925	5,844	10,749

Total	103,372	80,274	95,499

The Group normally grants credit for an average period of 90 days to its mobile service providers and mobile network operators.

Aging of trade receivables which are past due but not impaired:

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
91 – 120 days	1,910	4,996	2,294

The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off RMB2,361,000, RMB3,693,000 and Nil trade and other receivables during the year ended March 31, 2012, 2013 and 2014, respectively, due to mobile network operators unilaterally terminating services provided by certain mobile service providers. The Group does not believe such termination of services provided by mobile service providers is foreseeable.

RMB 541,000 of trade and other receivables written off in the prior periods was collected and recorded in general and administration expenses during the year ended March 31, 2014.

18.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At April 1, 2011	53,747	1,938	652	4,507	876	61,720
Additions	10,809	—	37	—	—	10,846
Derecognition of a subsidiary	(148)	(42)	—	—	—	(190)
Disposals	(341)	—	(7)	—	—	(348)

At March 31, 2012	64,067	1,896	682	4,507	876	72,028
Additions	3,833	39	146	39	—	4,057
Disposals	(1,107)	(48)	(26)	—	—	(1,181)

At March 31, 2013	66,793	1,887	802	4,546	876	74,904
Additions	1,351	18	39	145	—	1,553
Disposals	(1,099)	—	(10)	(419)	—	(1,528)

At March 31, 2014	67,045	1,905	831	4,272	876	74,929

Depreciation:
At March 31, 2011	(16,141)	(337)	(261)	(1,457)	(239)	(18,435)
Charge for the year	(18,833)	(379)	(203)	(1,492)	(175)	(21,082)
Derecognition of a subsidiary	33	4	—	—	—	37
Eliminated on disposals	301	—	7	—	—	308

At March 31, 2012	(34,640)	(712)	(457)	(2,949)	(414)	(39,172)
Charge for the year	(19,386)	(376)	(199)	(1,460)	(175)	(21,596)
Eliminated on disposals	994	18	22	—	—	1,034

At March 31, 2013	(53,032)	(1,070)	(634)	(4,409)	(589)	(59,734)
Charge for the year	(7,883)	(366)	(72)	(171)	(162)	(8,654)
Eliminated on disposals	637	—	8	419	—	1,064

At March 31, 2014	(60,278)	(1,436)	(698)	(4,161)	(751)	(67,324)

Carrying values
At March 31, 2012	29,427	1,184	225	1,558	462	32,856

At March 31, 2013	13,761	817	168	137	287	15,170

At March 31, 2014	6,767	469	133	111	125	7,605

19.	INTEREST IN ASSOCIATES

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Cumulative cost of investments in associates	14,710	38,669	61,211
Cumulative share of results of associates	(8,236)	(9,171)	(12,018)
Impairment of investment in associates (i)	(5,760)	(7,127)	(7,854)

	714	22,371	41,339

(i)	The Group recognized impairment of RMB1,367,000 in respect of its investment in Beijing DigiMobi Studio Co., Ltd. (“DigiMobi”) during the year ended March 31, 2013 and impairment of RMB727,000 in respect of its investment in Beijing Dream Sky Technology Co. Ltd., (“Dream Sky”) during the year ended March 31, 2014, respectively, due to the poor business performance and negative discounted cash flow forecast of the two investees. The investment in DigiMobi and Dream Sky have then been fully impaired.

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of registered capital held by the Group			Principal activities
		March 31,
Name of associates	RMB	2012	2013	2014
		%	%	%
Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd. (a)	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd. (b)	300,000	33%	33%	33%	Mobile application and content provider
Guanzhun (c)	15,000,000	45%	45%	45%	Development of mobile application software
Shenzhen Heisha Technologies Co., Ltd. (d)	11,445,878	31%	31%	31%	Provision of mobile application service
Beijing Brtech Co., Ltd. (e)	1,176,500	Nil	15%	15%	Development of mobile application software
Shanghai Mihoyo Network Technology Co., Ltd. (f)	1,070,000	Nil	15%	15%	Development of mobile application software
Shanghai Fangcun Information Technology Co., Ltd. (g)	10,000,000	Nil	20%	37.9%	Development of mobile application software
DigiMobi (h)	117,647	Nil	15%	15%	Development of mobile application software
Shanghai Gameba Co., Ltd. (i)	375,000	Nil	15%	20%	Development of mobile application software
Hangzhou Mr. Glee Tech. Co., Ltd. (j)	1,430,600	Nil	10%	10%	Development of mobile application software
Dream Sky (k)	125,000	Nil	20%	20%	Development of mobile application software
Hangzhou Taiku Technologies Co., Ltd. (l)	8,500,000	Nil	65%	65%	Operation of mobile video services
Hangzhou Breaking Dawn Network Technologies Co. Ltd. (m)	10,000,000	Nil	70%	70%	Operation of mobile leisure games
Hangzhou Quyuan Technologies Co., Ltd. (n)	1,000,000	Nil	Nil	20%	Development of mobile application software
Hangzhou Lonshin E-Commerce Co., Ltd. (o)	1,111,111	Nil	Nil	10%	Operation of car service platform
Shanghai Mingyou Network Technologies Co., Ltd. (p)	1,250,000	Nil	Nil	13.3%	Development of mobile application software
Hangzhou Qianlong Technologies Co., Ltd. (q)	10,000,000	Nil	Nil	40%	Development of mobile application software
Shanghai Vtime Information Technologies Co., Ltd. (r)	133,334	Nil	Nil	12.5%	Operation of mobile game advertising platform
Shanghai Halfmeters Network Technologies Co., Ltd. (s)	133,300	Nil	Nil	12.5%	Development of mobile application software
Guangzhou Eyesblack Network Technologies Co., Ltd. (t)	125,000	Nil	Nil	20%	Development of mobile application software
Hangzhou Joyreach Technologies Co., Ltd. (u)	1,136,364	Nil	Nil	12%	Operation and Development of mobile application software

All of the above associates are accounted for using the equity method in the consolidated financial statements.

The financial year end date of all of the above associates is December 31. This was the reporting date as required by the Company Law of PRC. For the purposes of applying the equity method of accounting, the financial statements of the above associates for the years ended December 31, 2011, 2012 and 2013 have been used, and appropriate adjustments have been made for the effects of significant transactions between those dates and March 31, 2012, 2013 and 2014.

(a)	In March 2009, the Group acquired 37% of the equity interest in Zhang Xing Wu Xian Technologies (Beijing) Co. Ltd for cash consideration of RMB500,000.
(b)	In February 2009, Mijia, together with another two individuals independent from the entities within the Group, established Hangzhou Sibi Technologies Co., Ltd (“Sibi”). Mijia invested RMB100,000 and obtained a 33.3% equity interest in Sibi.
(c)	In September 2009, Sky, together with the holder of the convertible redeemable preferred shares and a group of individuals independent from the entities within the Group, established Guanzhun. Sky contributed RMB12,510,000 and obtained a 45% equity interest in Guanzhun.
(d)	The Group held 65% interest of Shenzhen Heisha Technologies Co., Ltd. (“Heisha”) and consolidated it before April 2011. In April 2011, the Group partially disposed its interests in Heisha and retained 31% equity interest, the fair value of the remaining 31% interest of Heisha was approximately RMB 1,600,000 (Note 24).
(e)	In April 2012, Sky Investment acquired 15% of the equity interest in Beijing Brtech Co., Ltd. (“Brtech”) for a cash consideration of RMB2,200,000. One out of three directors of Brtech is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Brtech, therefore, Brtech is considered as an associate.
(f)	In June 2012, Sky Investment acquired 15% of the equity interest in Shanghai Mihoyo Network Technology Co., Ltd. (“Mihoyo”) for a cash consideration of RMB1,000,000. One out of three directors of Mihoyo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mihoyo, therefore, Mihoyo is considered as an associate.
(g)	In July 2012, Sky Investment acquired 12% of the equity interest in Shanghai Fangcun Information Technology Co., Ltd. (“Fangcun”) for a cash consideration of RMB2,500,000. In March 2013, Sky Investment further invested RMB2,500,000 and obtained 8% equity interest in Fangcun. In July 2013, Sky Investment sold 20% equity interest in Fangcun to Miyi through a inter-group transfer. In July 2013, Najia further acquired 17.9% of the equity interest in Fangcun for a cash consideration of RMB 25,000,000. After that, Miyi and Najia held 20% and 17.9% of the equity interest in Fangcun, respectively.

One out of three directors is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Fangcun, therefore, Fangcun is considered as an associate.

In late 2013, the Group and other shareholders of Fangcun signed the share transfer agreement with Guangdong Alpha Animation & Culture Co., Ltd. (“Alpha”) and planned to sell 100% shares of Fangcun to Alpha at the consideration of approximately RMB250,000,000. The deal was approved by China Securities Regulatory Commission (“CSRC”) in February 2014, investment in Fangcun was reclassified as asset held-for-sale after that. This transaction was completed in May 2014 and all the cash consideration of RMB91,625,000 was received.

(h)	In July 2012, Sky Investment acquired 15% of the equity interest in DigiMobi for a cash consideration of RMB1,500,000. One out of three directors of DigiMobi is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of DigiMobi, therefore, DigiMobi is considered as an associate.
(i)	In October 2012, Sky Investment acquired 15% of the equity interest in Shanghai Gameba Co., Ltd. (“Gameba”) for a cash consideration of RMB1,125,000. One out of three directors of Gameba is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Gameba, therefore, Gameba is considered as an associate. In December 2013, Sky Investment acquired 5% of the equity interest in Gameba from another investor for a cash consideration of RMB407,500. After that, Sky Investment held 20% of the equity interest in Gmeba.
(j)	In October 2012, Sky Investment acquired 10% of the equity interest in Hangzhou Mr. Glee Tech. Co., Ltd. (“Mr. Glee”) for a cash consideration of RMB5,000,000. One out of three directors of Mr. Glee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mr. Glee, therefore, Mr. Glee is considered as an associate.
(k)	In November 2012, Sky Investment acquired 20% of the equity interest in Beijing Dream Sky Technology Ltd. for a cash consideration of RMB1,000,000.

(l)	In January 2013. Sky, together with another two independent individuals, established Hangzhou Taiku Technologies Co., Ltd. (“Taiku”). Sky invested RMB5,525,000 and obtained a 65% equity interest in Taiku. Only one out of three directors of Taiku is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Taiku. Therefore, Taiku is considered as an associate.
(m)	In January 2013, Sky, together with another two independent individuals, established Hangzhou Breaking Dawn Network Technologies Co. Ltd. (“Breaking Dawn”). Sky invested RMB1,610,000 and obtained a 70% equity interest in Breaking Dawn. Only one out of three directors of Breaking Dawn is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Breaking Dawn. Therefore, Breaking Dawn is considered as an associate. In September 2013, Sky further invested RMB5,390,000 while the other shareholders increased their investment proportionately.
(n)	In April 2013, Sky acquired 20% of the equity interest in Hangzhou Quyuan Technologies Co., Ltd. (“Quyuan”) for a cash consideration of RMB3,000,000.
(o)	In June 2013, Sky Investment acquired 10% of the equity interest in Hangzhou Lonshin E-Commerce Co., Ltd. (“Lonshin”) for a cash consideration of RMB2,500,000. One out of three directors of Lonshin is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Lonshin, therefore, Lonshin is considered as an associate.
(p)	In August 2013, Sky Investment acquired 13.33% of the equity interest in Shanghai Mingyou Network Technologies Co., Ltd. (“Mingyou”) for a cash consideration of RMB1,000,000. One out of three directors of Mingyou is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mingyou, therefore, Mingyou is considered as an associate.
(q)	In July 2013, Sky acquired 40% of the equity interest in Hangzhou Qianlong Technologies Co., Ltd. (“Qianlong”) for a cash consideration of RMB2,600,000. In September 2013, Sky further invested RMB1,400,000 while the other shareholders increased their investment proportionately.
(r)	In October 2013, Sky Investment acquired 12.5% of the equity interest in Shanghai Vtime Information Technologies Co., Ltd. (“Vtime”) for a cash consideration of RMB750,000. One out of three directors of Vtime is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Vtime, therefore, Vtime is considered as an associate.
(s)	In October 2013, Sky Investment acquired 12.5% of the equity interest in Shanghai Halfmeters Network Technologies Co., Ltd. (“Halfmeters”) for a cash consideration of RMB700,000. One out of three directors of Halfmeters is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Halfmeters, therefore, Halfmeters is considered as an associate.
(t)	In January 2014, Miyi acquired 20% of the equity interest in Guangzhou Eyesblack Network Technologies Co., Ltd. (“Eyesblack”) for a cash consideration of RMB1,500,000.
(u)	In March 2014, Miyi acquired 12% of the equity interest in Hangzhou Joyreach Technologies Co., Ltd. (“Joyreach”) for a cash consideration of RMB8,295,000. One out of four directors of Joyreach is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Joyreach, therefore, Joyreach is considered as an associate.

A summary of financial information in respect of the Group’s associates is set out below:

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Total assets	17,208	36,872	58,982
Total liabilities	13,918	12,072	14,865

Net assets	3,290	24,800	44,117

Aggregate carrying amount of the Group’s interests in these associates	714	22,371	41,339

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Total revenue	14,869	16,198	96,155
Profit (loss) for the year	(7,760)	(14,306)	14,206
Group’s share of profit (loss) of associates	(886)	(935)	2,428

20.	TRADE AND OTHER PAYABLES

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Trade payable	71,608	70,571	94,994
Accrued payroll and employee welfare	19,927	10,621	14,062
Other taxes payable	6,239	6,420	5,145
Payable for acquisition of property and equipment	398	1,031	565
Accrued expenses	6,793	6,511	5,551
Advance from customers	12,939	20,332	22,225
Other payables	4,028	6,633	10,932

Total	121,932	122,119	153,474

21.	SHARE CAPITAL

	Number of shares		Amount	Amount
			US$	RMB’000
Common shares
Authorized:
As of March 31, 2011, 2012, 2013 and 2014	937,857,200		46,893	338

Issued and fully paid:
At March 31, 2011 (of US$0.00005 each)	257,389,800		12,869	92
Exercise of share options	784,800	(i)	39	—

At March 31, 2012 (of US$0.00005 each)	258,174,600		12,908	92
Exercise of share options	732,248	(ii)	37	—
Restricted share vested	697,916	(ii)	35	—
Cancellation of repurchased shares	(9,192,816)	(iii)	(460)	(3)

At March 31, 2013 (of US$0.00005 each)	250,411,948		12,520	89
Exercise of share options	4,456,776	(iv)	223	2
Restricted share vested	549,146	(iv)	27	—
Cancellation of repurchased shares	(15,955,984)	(v)	(798)	(5)

At March 31, 2014 (of US$0.00005 each)	239,461,886		11,972	86

(i)	In March 2012, 784,800 fully vested options were exercised and converted into 784,800 common shares with a par value of US$0.00005 per share. The RMB1,284,000 exercise price which was not received by the end of March 31, 2012 was recorded as a subscription receivable. Such amount was received during the year ended March 31, 2013.
(ii)	During the year ended March 31, 2013, 732,248 fully vested options were exercised and converted into 732,248 common shares with a par value of US$0.00005 per share, and 697,916 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.
(iii)	On August 12, 2012, the Board of Directors authorized the Company to repurchase up to US$10 million of its common shares on the open market during the period from August 13, 2012 to August 12, 2013. As of March 31, 2013, the Company has repurchased 15,173,920 common shares for a total consideration of RMB25,308,000 (US$4,086,010). And the Company cancelled 9,192,816 common shares which were repurchased during the year ended March 31, 2013. The remaining 5,981,104 common shares repurchased was cancelled during the year ended March 31 2014.

(iv)	During the year ended March 31, 2014, 4,456,776 fully vested options were exercised and converted into 4,456,776 common shares with a par value of US$0.00005 per share, and 549,146 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.
(v)	During the year ended March 31, 2014, the Company repurchased 12,288,720 common shares for a total consideration of RMB27,361,000 (US$4,452,086) and cancelled 15,955,984 repurchased common shares. The remaining 2,313,840 common shares repurchased are still not yet cancelled as at March 31, 2014.

22.	SHARE-BASED PAYMENTS

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

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB
Outstanding on April 1, 2011	11,271,050	1.865
Forfeited	(1,964,600)	1.775
Exercised	(784,800)	1.775

Outstanding on March 31, 2012	8,521,650	1.907	5.5 years
Forfeited	(1,101,967)	1.775
Exercised	(732,248)	1.775

Outstanding on March 31, 2013	6,687,435	1.993	4.1 years
Forfeited	(189,881)	4.289
Exercised	(4,456,776)	1.775

Outstanding on March 31, 2014	2,040,778	2.009	3.3 years

The Company recorded compensation expense of RMB22,853,000, RMB8,357,000 and RMB4,537,000 for the years ended March 31, 2012, 2013 and 2014, respectively.

Options exercisable were 2,123,900, 3,385,035 and 1,600,728 as of March 31, 2012, 2013 and 2014, respectively.

In respect of the share options exercised during the year ended March 31, 2012, 2013 and 2014, the weighted average share price at the dates of exercise was RMB3.057, RMB 1.849 and RMB4.404 per share, respectively.

Restricted Shares

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognized the total amount of approximately RMB62,351,000 as compensation expense over the five year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2012, 2013 and 2014, the Group recognized RMB22,238,000, RMB9,768,000 and RMB5,612,000 as compensation expense, respectively.

On March 7, 2012, the Group issued 4,038,176 restricted shares to its employees. At the same time, Xplane also granted 3,340,400 of Sky-mobi’s restricted shares to employees of the Group. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. 25% of the total 7,378,576 restricted shares vest on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB2.88 (US$0.46). The Group recognizes the total amount of RMB21,327,000 as compensation expense over the four year deemed service, or vesting, period with a corresponding increase in reserve in the consolidated statements of changes in equity. During the years ended March 31, 2013 and 2014, the Group recognized RMB6,332,000 and RMB2,977,000, respectively, as compensation expense.

On April 15, October 30 and November 18, 2013, the Company issued 100,000, 1,600,000 and 40,000 restricted shares to the Group’s director and senior management. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest one-fourth or one-third on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43), respectively. The Group will recognize the total amount of RMB5,008,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended March 31, 2014, the Group totally recognized RMB1,436,000 as compensation expense.

A summary of the restricted shares activity is as follows:

Number of Restricted Shares

Outstanding on April 1, 2011	—
Granted on March 7, 2012	4,038,176

Outstanding on March 31, 2012	4,038,176
Forfeited	(1,349,768)
Vested	(697,916)

Outstanding on March 31, 2013	1,990,492
Granted on April 15, 2013	100,000
Granted on October 30, 2013	1,600,000
Granted on November 18, 2013	40,000
Forfeited	(354,920)
Vested	(549,146)

Outstanding on March 31, 2014	2,826,426

Other Equity Compensation

As an incentive to the key management of Mopin, a subsidiary of the Group, the Group granted 12% equity interests of Mopin held by Sky-mobi to certain key management in June 2013, without requiring future service. The Group measured the fair value of the shares of Mopin based on the net asset value as Mopin was newly set up in June 2013. The Group recognized RMB2,916,000 compensation expense immediately.

23.	RELATED PARTY TRANSACTIONS

(a) Related party balances

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Amounts due from related parties
Non-trade balances
Amount due from associates
— Hangzhou TaiKu Technologies Co. Ltd.	—	306	1
— Hangzhou Breaking Dawn Network Technologies Co., Ltd.	—	92	11
Amount due from a shareholder
— Xplane Ltd.	126	125	—
Trade balances
Amount due from an associate
— Hangzhou Qianlong Technologies Co., Ltd.	—	—	148

	126	523	160

The amounts due from related parties are unsecured, non-interest bearing and repayable on demand.

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Amounts due to related parties
Trade balances
Amounts due to associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	274	577	604
— Hangzhou Sibi Technologies Co., Ltd.	597	426	211
— Beijing Brtech Co., Ltd.	—	127	39
— Hangzhou Breaking Dawn Network Technologies Co., Ltd.	—	2,924	4,662
— Hangzhou TaiKu Technologies Co., Ltd.	—	—	587
— Hangzhou Quyuan Technologies Co., Ltd.	—	—	875
— Hangzhou Qianlong Technologies Co., Ltd.	—	—	188
— Hangzhou Joyreach Technologies Co., Ltd.	—	—	4,035

	871	4,054	11,201

The amounts due to associates are trading in nature. The related party balances are unsecured, non-interest bearing and repayable on demand.

(b) Related party transactions

During the years ended March 31, 2012, 2013 and 2014, respectively, significant related party transactions were as follows:

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Cost of revenues (for content)
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	1,822	357	81
— Hangzhou Sibi Technologies Co., Ltd.	3,724	2,271	1,545
— Beijing Brtech Co., Ltd.	—	982	349
— Hangzhou Breaking Dawn Network Technologies Co. Ltd.	—	2,924	12,137
— Hangzhou TaiKu Technologies Co. Ltd.	—	—	1,178
— Hangzhou Quyuan Technologies Co. Ltd.	—	—	1,875
— Hangzhou Qianlong Technologies Co. Ltd.	—	—	7,288

	5,546	6,534	24,453

	Years Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Revenues
An associate
— Hangzhou Qianlong Technologies Co. Ltd.	—	—	2,830

Beijing Speedpay Technology Co., Ltd., in which the Company’s director, Mr. Kui Zhou, has significant influence over it, provides payment processing services to the Group. During the years ended March 31, 2012, 2013 and 2014, the Group paid a total of RMB1,373,000, RMB1,280,000 and RMB1,007,000, respectively, to Beijing Speedpay Technology Co., Ltd.

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Salary and other benefits	6,548	6,152	3,669
Retirement benefit contribution	20	22	10
Share-based compensation	18,472	8,393	2,212

Total	25,040	14,567	5,891

24.	DERECOGNITION AND PARTIAL DISPOSAL OF SUBSIDIARIES

In April 2011, the Group sold a 15% interest in Heisha, a 65% owned and consolidated subsidiary, to the minority shareholder of Heisha for RMB1,152,000. Further, Heisha issued additional preferred shares to a third party partner, MediaTek Inc. (“MTK”), which further diluted the Group’s ownership percentage to 31%. The Group lost control of Heisha as a result of these transactions. The net assets relating to Heisha derecognized upon loss of control comprised of the following:

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

The Group has operating lease agreements principally for its office properties and servers in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	At March 31,
	2012	2013	2014
	RMB’000	RMB’000	RMB’000
Within one year	8,211	15,849	9,767
In the second to fifth years, inclusive	16,042	9,122	924

Total	24,253	24,971	10,691

26.	CAPITAL COMMITMENTS

The Group’s commitments for capital injections contracted for but not provided in the consolidated financial statements in respect of investment in a limited partnership of venture capital fund is nil, RMB6,211,000, and RMB18,591,000 as of March 31, 2012, 2013, and 2014, respectively.

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

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to 1,000,000, RMB1,000,000 and RMB1,000,000 as of March 31, 2012, 2013 and 2014, respectively. The Group’s PRC subsidiaries have not allocated any of their after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB102,542,000 as of March 31, 2014 was considered restricted due to restrictions on the distribution of registered share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB108,042,000, RMB112,734,000 and RMB111,618,000 as of March 31, 2012, 2013 and 2014, respectively.

28.	SUBSEQUENT EVENT

In May 2014, The Group completed the disposal of its entire 37.9% equity interest in Fangcun and received the cash consideration of RMB91,625,000 (note 19). The Group will recognize RMB56,351,000 capital gain accordingly.

In April 2014, the Group signed an investment agreement and committed to invest RMB 49.9 million for a 66.66% equity interest in Shanghai Leyi Investment Fund Center (“Leyi Fund”) as a limited partner. The Group made the first payment of RMB 25 million in May 2014.

29.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on July 30, 2014.

* * * * *