Form 20-F
period 2014-12-31
SKY-MOBI Ltd
filed 2015-04-27
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended               .

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 2014 to December 31, 2014.

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Fischer Xiaodong Chen, Chief Financial Officer

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

NONE

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the transition report:

222,266,678 common shares of par value US$0.00005 per share, as of December 31, 2014.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

ii

CONVENTIONS USED IN THIS TRANSITION REPORT

In this transition report, unless otherwise indicated, (1) “we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “SPEs” refers to Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, Hangzhou Fanyi Technologies Co., Ltd., or Fanyi, Hangzhou Feineng Technologies Co., Ltd., or Feineng, Hangzhou Miyi Technologies Co., Ltd., or Miyi, Hangzhou Najia Technologies Co., Ltd., or Najia, Shanghai Tianchu Technologies Co., Ltd., or Tianchu, Nanjing Zunqi Network Information Technologies Co., Ltd., or Zunqi, Nanjing Geyuan Information Technologies Co., Ltd., or Geyuan, Hangzhou Dangyi Technologies Co., Ltd., or Dangyi, Shanghai Mugu Business Information Consulting Co., Ltd., or Mugu, Shenzhen Feidong Network Technologies Co., Ltd., or Feidong, Hangzhou Fuyun Technologies Co., Ltd., or Fuyun and Hangzhou Duoqu Technologies Co., Ltd., or Duoqu; (3) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (4) “shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts which evidence our ADSs; (5) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this transition report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rate.

“Maopao platform” or “Maopao platform products” refers to, collectively, our Maopao products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community and Maopao Browser.

When calculating the number of Maopao platform users, we count a handset with a particular SIM card to access Maopao platform as one user. Therefore, an individual who accesses Maopao platform through one handset with two different SIM cards will be counted as two users, while an individual who accesses Maopao platform through two different handsets using the same SIM card will also be counted as two users.

“DNU” stands for daily new users, which represents the number of new users to Maopao Platform during a particular day, adjusted to eliminate double-counting of the same user. Average DNU for a particular period is the average of the DNU during that period.

“MAU” stands for monthly active users, which represents the number of users that visit Maopao Platform for at least once in a particular month, adjusted to eliminate double-counting of the same user. Average MAU for a particular period is the average of the MAU during that period.

“MPU” stands for monthly paying user, which represents the number of users that have purchased in-app virtual items or other contents in a particular month, adjusted to eliminate double-counting of the same user. Average MPU for a particular period is the average of the MPU during that period.

“Paying ratio” equals to the average MPU divided by the average MAU during a particular period of time.

“Fiscal 2013” and “fiscal 2014” represent the fiscal years ended March 31, 2013 and 2014, respectively.

This transition report on Form 20-F includes (i) our audited consolidated statements of operations for the fiscal years ended March 31, 2013 and 2014 and for the nine months ended December 31, 2014 and our unaudited consolidated statements of operations for the nine months ended December 31, 2013, and (ii) our audited consolidated balance sheet data as of March 31, 2013 and 2014 and December 31, 2014.

On December 15, 2010, we completed the initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share. On December 10, 2010, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “MOBI.”

We changed our fiscal year-end from March 31 to December 31 in May 2014, effective from the calendar year ended December 31, 2014. This transition report on Form 20-F covers the nine-month period from April 1, 2014 through December 31, 2014 (the “Transition Period”) and reflects our financial results thereof. Prior to this transition report on Form 20-F, our two most recent annual reports on Form 20-F cover the fiscal years ended March 31, 2013 and March 31, 2014, respectively, and reflect financial results for the respective twelve-month periods from April 1 to March 31. Unless otherwise noted, all references to “fiscal years” in this transition report on Form 20-F refer to the fiscal year which, prior to the Transition Period, ended on March 31.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have changed our fiscal year end from March 31 to December 31 in May 2014. We have derived our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended March 31, 2013 and 2014 and for the nine months ended December 31, 2014 and the selected consolidated statement of financial position data as of March 31, 2013 and 2014 and December 31, 2014 from our audited consolidated financial statements included in this transition report. The unaudited financial data as of and for the nine months ended December 31, 2013 are presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2014. Our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended March 31, 2011 and 2012 and the selected consolidated statement of financial position data as of March 31, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this transition report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2011	2012	2013	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(in thousands, except number of shares and per share data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	675,294	685,563	601,107	485,551	356,987	586,033	94,452
Cost of revenues from third parties	(461,422)	(465,479)	(412,246)	(339,982)	(248,081)	(437,919)	(70,580)
Cost of revenues from related parties	(3,415)	(5,546)	(6,534)	(24,453)	(20,348)	(26,519)	(4,274)
Gross profit	210,457	214,538	182,327	121,116	88,558	121,595	19,598
Operating expenses(1):
Research and development expenses	(52,260)	(71,088)	(73,027)	(38,644)	(29,525)	(25,943)	(4,181)
Sales and marketing expenses	(38,200)	(37,361)	(35,369)	(36,351)	(26,357)	(31,219)	(5,032)
General and administration expenses	(98,938)	(83,996)	(69,491)	(58,401)	(43,909)	(46,966)	(7,570)
Other operating income, net	—	3,675	2,320	5,772	3,973	1,481	239
Profit (Loss) from operations	21,059	25,768	6,760	(6,508)	(7,260)	18,948	3,054
Other gains and losses	11,179	11,649	15,531	17,482	11,572	17,741	2,859
Impairment of investment in associates	(5,760)	—	(1,367)	(727)	(727)	(2,673)	(431)
Impairment of an available-for-sale investment	—	—	—	(800)	(800)	—	—
Finance costs	(4,333)	—	—	—	—	—	—
Share of results of associates	(6,012)	(886)	(935)	2,428	3,390	8,510	1,372
Gain on disposal of an associate	—	—	—	—	—	57,351	9,243
Gain on changes in fair value of convertible redeemable preferred shares	106,684	—	—	—	—	—	—
Gain on changes in fair value of warrants	7,377	—	—	—	—	—	—
Profit before tax	130,194	36,531	19,989	11,875	6,175	99,877	16,097
Income tax benefit(expense)	5,367	(3,602)	(2,733)	(7,218)	(6,147)	(1,156)	(186)
Profit for the year	135,561	32,929	17,256	4,657	28	98,721	15,911
Profit and total comprehensive income for the year	135,561	32,929	17,256	4,657	28	98,721	15,911
Profit and total comprehensive income attributable to:
Owners of the Company	136,310	32,969	17,112	5,251	486	99,008	15,957
Non-controlling interests	(749)	(40)	144	(594)	(458)	(287)	(46)
	135,561	32,929	17,256	4,657	28	98,721	15,911
Earnings per share:
Basic	0.74	0.13	0.07	0.02	0.00	0.42	0.07
Diluted	0.06	0.13	0.07	0.02	0.00	0.42	0.07
Earnings per ADS(2):
Basic	5.92	1.01	0.53	0.17	0.02	3.36	0.54
Diluted	0.48	1.00	0.53	0.17	0.02	3.35	0.54

2

________________________

(1)	Includes share-based compensation expenses as follows:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2011	2012	2013	2014	2013	2014
Share-Based Compensation Data	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Research and development expenses	9,528	8,536	5,900	4,338	3,716	360	58
Sales and marketing expenses	4,738	3,552	2,067	3,613	3,398	127	20
General and administration expenses	33,368	30,656	14,017	8,691	5,520	3,365	542
Total share-based compensation expenses	47,634	42,744	21,984	16,642	12,634	3,852	620

(2)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of non-IFRS net profit for the period, a non-IFRS financial measure, from profit for the period, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,				For the Nine Months ended December 31,
	2011	2012	2013	2014	2013	2014
	RMB	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Non-IFRS Financial Data
IFRS profit for the period	135,561	32,929	17,256	4,657	28	98,721	15,911
Share-based compensation charges	50,290	45,683	24,457	17,478	13,227	4,038	651
Initial public offering expenses charged into current expenses	3,659	—	—	—	—	—	—
Gain on changes in fair value of warrants	(7,377)	—	—	—	—	—	—
Gain on changes in fair value of convertible redeemable preferred shares	(106,684)	—	—	—	—	—	—
Foreign exchange gain relating to gain on changes in fair value of convertible redeemable preferred shares and warrants	(12,240)	—	—	—	—	—	—
Reversal of withholding tax on shareholding dividend (1)	(8,305)	—	—	—	—	—	—
Non-IFRS net profit for the period(2)	115,670	54,904	78,612	41,713	13,255	102,759	16,562

________________________

(1)	Reversal of withholding tax on shareholding dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.
(2)	We define non-IFRS net profit for the period, a non-IFRS financial measure, as profit for the period excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, gain on changes in the fair value of convertible redeemable preferred shares and warrants and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. We review non-IFRS net profit for the period together with profit for the period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, gain on changes in the fair value of convertible redeemable preferred shares and warrants and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. However, the use of non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS net profit for the period in isolation from or as an alternative to total profit or other financial measures prepared in accordance with IFRS.

	As of March 31,				As of December 31,
	2011	2012	2013	2014	2014
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	367,214	137,538	135,025	79,057	204,967	33,035
Term deposits	152,718	438,393	473,277	295,804	282,383	45,512
Short-term investments and investment at fair value through profit or loss (“FVTPL”)	—	—	—	218,642	21,373	3,445
Total assets	656,543	718,751	741,140	785,653	878,067	141,519
Total liabilities	155,003	138,516	140,022	181,724	270,511	43,600
Total equity (deficit)	501,540	580,235	601,118	603,929	607,556	97,919
Total equity and liabilities	656,543	718,751	741,140	785,653	878,067	141,519
Share capital	92	92	89	86	81	13
Dividends	13,000	—	—	—	—	—

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This transition report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on December 31, 2014, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this transition report contains translations of some RMB or U.S. dollar amounts for the nine months ended December 31, 2014 at US$1.00: RMB6.2046, which was the noon buying rate in effect as of December 31, 2014. The prevailing rate on April 17, 2015 was US$1.00: RMB6.1976. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this transition report or will use in the preparation of our other periodic reports or any other information to be provided to you. The source of these rates is H.10 statistical release of the Federal Reserve Board.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High

Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483
Fiscal Year ended March 31, 2012	6.2975	6.3980	6.5477	6.2935
Fiscal Year ended March 31, 2013	6.2108	6.2783	6.3684	6.2108
Fiscal Year ended March 31, 2014	6.2164	6.1185	6.0402	6.2273
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 17, 2015)	6.1976	6.2010	6.2152	6.1930

________________________

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant fiscal or calendar year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

Our revenue declined from 2012 to 2013 due to the continuous decline of our feature phone business. Although our revenue increased from the nine months ended December 31, 2013 to the nine months ended December 31, 2014 as we shifted our strategic focus from feature phones to smartphones, we may not be able to maintain revenue growth in future periods. Our business model may become obsolete due to the development of other business models or technologies. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as the mobile application market in China. Although our Maopao platform products for smartphones are rapidly gaining popularity across China, sustainability of user demand and the continued growth of these smartphone products are subject to uncertainty. If our smartphone business does not grow as expected or at all for any reason, the trading price of our ADSs may decline and the value of your investment may be materially and adversely affected.

We generated net profit in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014. Our ability to maintain profitability depends on, among other factors, the growth of the mobile applications industry in China, the continued acceptance of Maopao platform by smartphone users, our ability to provide new applications and other content to meet the changing demands of our users, our ability to maintain good relationships with industry participants and to control our costs and expenses. We may not be able to sustain profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may change their policies, guidelines or business practices which affect all mobile service providers and companies using their networks. Because we rely on mobile network operators directly or through mobile service providers who in turn utilize mobile network operators’ billing channels for the collection of a substantial portion of our sales proceeds, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, our mobile service providers and us are subject to review by mobile network operators from time to time and may be denied access to mobile network operators’ billing channels should we or our mobile service providers fail such reviews. As a result, our financial condition and results of operations may be materially adversely affected by policy or guideline changes by PRC mobile network operators. For example, an increasing number of branches and divisions of mobile network operators we cooperate with have been restructured into separate corporations in the past few years. In response to such restructuring, we have been, and may continue to be prompted to enter into new cooperation agreements and/or partnership agreements with these new entities and be subject to their policies and guidelines. These new agreements, policies and guidelines may significantly deviate from the ones imposed by their predecessor branches and divisions. If any of these entities adopt measures, guidelines, policies or revenue sharing arrangements that are less favorable to us, our business and results of operations may be materially adversely affected.

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

We rely on handset companies to pre-install our Maopao App Store, Maopao Game Center and other applications onto their mobile phones, which is the primary way we have developed our large user base. We had entered into cooperation agreements with over 370 smartphone and 940 feature phone handset companies as of December 31, 2014 to pre-install Maopao platform applications on their products. Our agreements with handset companies generally have one- to two-year terms and contain automatic renewal provisions, pursuant to which we share with them a percentage of revenues generated from user purchases or pay a fixed amount based on number of activations. Due to our reliance on handset companies to pre-install our Maopao platform products on mobile phones, any termination of or deterioration in our existing relationships with handset companies or our failure to cooperate with additional handset companies, particularly those with a substantial market share or growth potential, would decrease our user base and market share.

The handset companies we partner with face fierce competition in an industry characterized by evolving technological standards. Our handset company partners that have traditionally focused on feature phones have experienced market share declines in recent years, which has resulted in a decrease in our feature phone revenue. Furthermore, the amount paid to handset companies under revenue sharing arrangements constitutes a significant portion of our total cost of revenues in recent years. Unfavorable changes to our revenue sharing arrangements with handset companies could adversely affect our results of operations.

Handset companies often pre-install other mobile application stores in addition to Maopao App Store or Maopao Game Center, which could adversely affect purchases from Maopao App Store or Maopao Game Center, causing our revenues to decrease. In addition, certain handset companies may consider developing their own mobile application store, which could adversely affect our relationships with them.

Our failure to increase the installation base of Maopao platform among economic handsets would adversely affect our market share and results of operations.

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

In addition, mobile network carrier-subsidized handsets, most of which have other mobile application stores pre-installed, historically have had a relatively large market share in China, and their market share in China is continuously growing, which may adversely affect the pre-installation of Maopao platform products onto handsets, particularly economic handsets. Our failure to increase the installation base of our Maopao App Store and other Maopao platform products among economic handsets would adversely affect our market share and results of operations.

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

In May 2012, we launched Maopao App Store for smartphones, in particular Android-based smartphones, which we believe will be one of the major smartphone operating systems in China. We have also launched a series of smartphone products, including Maopao Game Center and Maopao Browser. For the nine months ended December 31, 2014, approximately 84.1% of our total revenues were generated from our smartphone business, an increase from approximately 34.3% for the nine months ended December 31, 2013. However, we are new entrants to the smartphone market and have limited development and operating experience in this emerging market, which has different characteristics than the feature phone market.

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

The mobile application market in China is fast evolving and highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, improved performance characteristics, rapid adoption of technological and product advancement, and price sensitivity on the part of users. We compete primarily with mobile application store operators and mobile game distributors. See “Item 4. Information on the Company—A. Business Overview—Competition.”

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

We cooperate with mobile network operators in various aspects of our business, including the provision of customized software services at their physical stores, distribution and promotion of applications and mobile content and payment collection. Three mobile network operators, China Mobile, China Unicom and China Telecom, dominate the wireless telecommunications sector in China. As of the date of this transition report, we have entered into strategic cooperation with each of China Mobile, China Unicom and China Telecom in various aspects of our operations:

•	China Mobile, the largest mobile network operator in China, has granted us access to their payment channels since 2012, which enables us to collect a large portion of our sales proceeds through China Mobile directly from users without using mobile service providers as intermediaries. In March 2012, we entered into a partnership agreement with China Mobile, pursuant to which we offer its mobile games and mobile reading application on Maopao platform and share a percentage of revenue based on user purchases of China Mobile’s in-game virtual items, premium features and reading content from Maopao platform;

•	in March 2014, we entered into a strategic partnership with the Wo Store, the official application store of China Unicom, China’s second largest mobile network operator. Under this partnership, China Unicom designated us as an official business partner to provide customized software services through its extensive network of physical stores;

•	in September 2014, we entered into a strategic partnership with E Surfing (“Tianyi”), China Telecom’s mobile internet services platform. China Telecom designated us as an official business partner to provide customized software services through its extensive network of physical stores; and

•	we have also entered into game cooperation agreements with each of the three major mobile network operators, pursuant to which we collect proceeds from distribution of selected games on third-party distribution channels through these mobile network operators.

See “Item 4. Information on the Company—A. Business Overview — Cooperation with Mobile Network Operators.”

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

We depend on mobile service providers, and ultimately mobile network operators, for the collection of a portion of our revenues, and any termination of or deterioration in our relationships with mobile service providers, or a disruption in our mobile service providers’ relationships with mobile network operators, may result in disruptions to our operations.

For the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014, we collected a large portion of our revenues through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators to provide billing and payment collection services. As of December 31, 2014, we had entered into agreements with over 60 mobile service providers. Our agreements with mobile service providers generally have one- to three-year terms and sometimes include automatic renewal provisions. We cannot assure you that we could renew these agreements or enter into new ones when the existing agreements expire. Because we rely on mobile service providers to collect a portion of the sales proceeds from our users, any termination of or deterioration in our relationships with mobile service providers may disrupt our operations and materially adversely affect our financial condition and results of operations.

Our mobile service providers rely on mobile network operators’ billing channels for the provision of payment collection services. A large portion of our sales proceeds collected by mobile service companies were collected through billing channels of China Mobile, who has the largest subscriber base in China. Any disruption or termination of our mobile service providers’ cooperation with the mobile network operators, particularly China Mobile, could render these billing channels unavailable, which could materially adversely affect our operations.

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

We have been collecting a large portion of our revenues directly through China Mobile’s billing channels since 2012. We depend on China Mobile to maintain accurate records of payments by users and collect payments. However, China Mobile may change its policies or business practices which could affect our results of operations. For example, in 2012, China Mobile began implementing more stringent billing and collection practices. Under these measures, if China Mobile detects abnormal data transmissions in billing, the underlying transaction will be considered suspicious and the proceeds associated with such transaction will be written off. China Mobile may implement further changes to its billing and collection practices in the future, which could materially adversely affect our financial condition and results of operations.

We generally grant our mobile network operators and mobile service providers credit terms ranging from 60 to 90 days. Receivables from the three major mobile network operators accounted for 69.4% of our total trade receivables as of December 31, 2014. Receivables from our top ten mobile service providers accounted for approximately 21.4% and 22.6% of our total trade receivables as of March 31, 2014 and December 31, 2014, respectively. Failure to timely collect our receivables from mobile network operators or mobile service providers may adversely affect our cash flows. In addition, our mobile service providers may from time to time experience cash flow difficulties and consequently delay their payments to us. Any delay in payment or inability of mobile service providers to pay us may adversely affect our operations and cash flows.

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

Policy changes by PRC government authorities and mobile network operators may also augment billing and transmission failures. See “—Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.”

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

In particular, we are focused on offering a wide range of applications and other content on Maopao platform by cooperating with various industry participants including Chinese handset companies, content providers, mobile network operators and mobile service providers. As smartphones become increasingly popular in China, we have since 2012 shifted our strategic focus from feature phones to smartphones and have launched a portfolio of smartphone products, including our Maopao App Store and Maopao Game Center for smartphones.

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

Operating online games in China requires a series of permits and approvals. For example, we have obtained a license from the Ministry of Culture with respect to the operation of online games. In addition, the Internet publication of online games requires pre-approval from the General Administration of Press and Publication, or GAPP. Effective on March 22, 2013, GAPP and the State Administration of Radio, Film and Television merged into one entity, namely the State General Administration of Press, Publication, Radio, Film and Television, or SAPPRFT, which oversees the press, publication, radio, film and TV sectors in China. We operate a substantial majority of our online games in collaboration with third-party content providers, and such content providers are in charge of obtaining the approvals from SAPPRFT. For the remaining online games we operate, we are responsible for obtaining approvals from SAPPRFT. Because the requirement for SAPPRFT approval of online games was imposed in late 2009 and the approval process is lengthy, SAPPRFT has not yet approved any online games that we operate. With respect to the online games that we operate alone, we have not submitted applications for SAPPRFT approval as we are first required to obtain an online publication license from SAPPRFT. We cannot assure you that we will be able to obtain such license in a timely manner or at all.

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

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Tentative Rule on Administration of Online Games, or the Rule on Online Games, effective as of August 1, 2010. According to the Rule on Online Games, companies that plan to engage in the operation of online games, issue virtual currencies and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. This rule also regulates content review and other aspects of the operation of online games as well as virtual currency transaction services. In addition, the Rule on Online Games provides that all domestic online games must be filed with MOC within 30 days from the commencement of their online operation, and all imported online games must be approved by the MOC before the commencement of their online operation. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

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

Our mobile games may be subject to government approval before placement on Maopao platform. A portion of our revenues from Maopao Community are collected through the sale of our virtual currency, the K Currency. Our item-based revenue model may cause additional concerns with PRC regulators who have been implementing regulations intended to limit the total amount of virtual currency issued by online game operators and the amount purchased by an individual game player. The restrictions imposed by the above rules may result in lower sales of our virtual currency, and could adversely affect our revenues from Maopao Community. If our operations or the applications and content on Maopao platform are deemed to have violated any of these rules and regulations, we may be subject to penalties and our results of operations may be materially adversely affected.

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

On December 15, 2009, the Ministry of Industry and Information Technology of the PRC, or MIIT (formerly the Ministry of Information Industry, or the MII), issued the Notice Regarding Plan for Further Regulating Obscene Materials on Mobile Phones, or Circular 672. Under Circular 672, mobile network operators are required to examine their business and promotional channels, as well as the business of their partners, and must immediately terminate such business if any obscene material is involved. Mobile service providers involved in distributing or publishing obscene material on mobile handsets are subject to immediate suspension or termination of cooperation with mobile network operators, and a violation will be reported to the authorities. Mobile network operators and mobile service providers must examine all websites accessed through mobile handsets and conduct daily inspections of such websites. If any obscene material is found, access and transmission must cease and be reported to authorities.

On June 3, 2010, the MOC issued the Rule on Online Games, according to which companies that plan to operate online games, issue virtual currency and provide virtual currency transaction services must obtain a license from the provincial counterpart of the MOC. The MOC is responsible for content review of online games. Online game operators are also required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. On January 30, 2013, the State Council issued the Decision of the State Council on Revising the “Regulations on the Protection of Right of Dissemination via Information Network” (“Order No. 634”). Order No. 634 became effective on March 1, 2013. According to Order No. 634, the fines against several infringement acts of right of dissemination via information network have been increased. A fine of five times of the illegal business revenue or RMB 250,000 may be imposed.

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

We contract with third-party content providers to distribute their mobile applications and other content through Maopao platform. We typically enter into exclusive/non-exclusive licensing agreements for a term of one to three years with third-party content providers, majority of which do not contain automatic renewal provisions. If we fail to renew or enter into new licensing agreements with our content providers upon expiration of the existing agreements at commercially acceptable terms, our operations may be negatively impacted. In addition, some third-party content providers may introduce competing mobile applications and content, which could make it more difficult or impossible for us to license their mobile applications and content in the future. There is no assurance that our content providers will continue to develop and launch mobile applications and other content for Maopao platform on a timely basis or at all. If we fail to offer a wide variety of mobile applications and content at reasonable prices, our financial condition and operating results may be materially adversely affected.

Furthermore, we develop certain applications and content available on Maopao platform in-house, such as our card game center. Such applications and content may compete with those of our content providers and may discourage our content providers from developing and upgrading similar applications or content for Maopao platform. If our collaboration with content providers deteriorates or terminates, the availability and quality of applications and content for Maopao platform may suffer.

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

Our applications and other content are either developed in-house or licensed from third-party content providers. We cannot assure you that we will be able to license from third-party content providers or develop in-house a sufficient number of mobile games and other applications and content on commercial acceptable terms or at all, nor can we assure you that they will be well received among users. If we fail to develop, license or acquire mobile applications and other content that are commercially successful and appeal to users, our profitability and growth prospects will decline.

Our failure to anticipate or successfully implement new technologies could render Maopao platform uncompetitive or obsolete and reduce our revenues and market share.

The mobile applications industry is developing rapidly. We invest in our proprietary Maopao platform and related technologies, including standard software development kits and tool suites that are critical to our success. We need to anticipate the emergence of new technologies and keep abreast of technological advances in order to maintain the competitiveness of our technologies, product offerings and development capabilities. We have been devoting significant financial resources in research, development and operations to penetrate the emerging smartphone market in China.

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

In addition to collection through mobile network operators and mobile service providers, we collect a small portion of our revenues through payment processing agents, which assist us in collecting sales proceeds through third-party payment channels such as game cards and other prepaid cards, bank remittances, China Post and virtual currency, such as QQ Currency. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over mobile networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence.

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

We may be subject to claims alleging that we are improperly using intellectual property owned by others or otherwise infringing their intellectual property rights. We license a substantial portion of the applications and content available on Maopao platform from third-party content providers, including single-player games, multiplayer games, mobile music and book titles. Although we implement measures to ensure that the licensors are the rightful owners of intellectual property rights with respect to the licensed content, we may be subject to infringement claims regarding such licensed content.

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

Our success heavily depends upon the continued services of our management and other key personnel. In particular, we rely on the expertise and experience of Mr. Michael Tao Song, our chairman and chief executive officer. If one or more of our senior management or other key personnel were unable or unwilling to continue their employment with us, we may not be able to replace them easily or at all. Our business, financial condition and results of operations may suffer, and we may incur additional expenses to recruit, train and retain personnel.

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

Our principal shareholders, Xplane Ltd., a British Virgin Islands company, and Mr. Michael Tao Song, our chief executive officer and chairman, held 30.0% and 33.2% (including 10.4% held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd.) of our outstanding share capital as of December 31, 2014, respectively. Accordingly, Xplane Ltd. and Mr. Song have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even our other shareholders oppose such a transaction.

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

The audit report included in this transition report is prepared by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this transition report, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms (including our independent registered public accounting firm) were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under China law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms (including our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected. If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our common shares from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Failure to maintain an effective system of internal control over financial reporting may adversely affecting investor confidence and the market price of our ADSs.

As a public company in the United States, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules, or Section 404, require us to include a management report which contains management’s assessment of the effectiveness of our internal controls over financial reporting in our annual report. In addition, an independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

Our management has identified a material weakness in our internal controls related to the lack of oversight review due to the short-term vacancy of chief financial officer, resulting from our ex-chief financial officer’s departure in November 2014. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2014. Our independent registered public accounting firm has issued an adverse opinion on our effectiveness of internal control over financial reporting as of December 31, 2014. See “Item 15. Controls and Procedures.”

As describe under Item 15. “Controls and Procedures”, we have taken steps to address this material weakness. Simultaneously, other well-established internal control measures were continuously followed and enhanced. However, we can make no assurance that we can address additional material weaknesses or significant deficiencies that may subsequently arise. Our failure to achieve and maintain effective internal control over financial reporting and disclosure controls and procedures may cause us to fail to meet our periodic reporting obligations, result in material misstatements in our financial statements, restatement of financial statements, Sanctions or investigations by regulatory authorities and loss of investor confidence in the reliability of our reported financial information. Any of these events could limit our access to capital markets, harm our results of operations, and decrease the trading price of our ADSs.

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

We have made capital investments in a number of start-up companies in the mobile network and mobile games industry. As of December 31, 2014, our equity investments included RMB105.5 million (US$17.0 million) in 25 companies primarily engaged in wireless technology development and related applications in the PRC. We have also invested in one private equity fund targeting the mobile and technology space to achieve long term returns. Our equity investments may fail to appreciate or decline in value and our ability to recover our investments will depend on the success of the companies in which we invest.

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

We may not recover our equity investments if the companies in which we invest do not perform well and we could incur impairment losses, which could materially and adversely affect our results of operations. For example, we recognized a RMB0.8 million (US$0.1 million) impairment of our investment in Shanghai Mingyou Network Technologies Co. Ltd., or Mingyou, and a RMB1.9 million (US$0.3 million) impairment of our investment in Beijing Brtech Co., Ltd., or Brtech, during the nine months ended December 31, 2014 due to the continuing underperformance and negative cash flow forecast of these entities.

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

We conduct substantially all of our operations in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The growth of the Chinese economy slowed in the past few years and there is also uncertainty with respect to the Chinese economy for 2015 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could negatively impact our business, operating results and financial condition. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base to offset the impact of decreased spending by our existing users.

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

In light of these restrictions, we rely on our SPEs to hold and maintain the licenses necessary to operate our mobile application store business and make strategic investments in China. We do not have any equity interest in our SPEs, but receive their economic benefits through various contractual arrangements and certain corporate governance and shareholder rights arrangements.

We have entered into contractual arrangements with each of our SPEs and each of their shareholders which provide us with control over our SPEs. For a description of these contractual arrangements, see “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

Under the equity pledge agreements included in these contractual arrangements, the shareholders of each of our SPEs pledged their respective equity interests in these SPEs to Dianneng. According to PRC law, such a pledge must be registered with the relevant administration for industry and commerce. We have registered the pledge of our SPEs’ equity interests with the local Administration for Industry and Commerce. However, we cannot assure you that Dianneng will be able to enforce these pledges if PRC laws and regulations applicable to the equity pledge change in the future.

The Notice Regarding Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MII Notice, issued by the MII in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license to conduct any value-added telecommunications business in China. Under the MII Notice, a domestic company that holds a telecommunications value-added services operation license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China.

The relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local license holder. The MII Notice further requires each telecommunications value-added services operation license holder to have the necessary facilities for its approved operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications mobile service providers must maintain network and information security in accordance with the standards set forth under relevant PRC regulations. Due to a lack of regulatory interpretations, it is unclear what impact the MII Notice will have on us or the other Chinese telecommunications and Internet companies that have adopted the same or similar corporate and contractual structures as ours.

On September 28, 2009, the GAPP, together with the National Copyright Administration and the National Office of Combating Pornography and Illegal Publications, jointly issued a Notice on Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games, or the GAPP Notice. The GAPP Notice provides that foreign investors may not invest in online game operating businesses in China via wholly-owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operators through indirect measures such as establishing joint venture companies, contractual, or technical arrangements, or through a disguised form, such as incorporating user registration, user account management or payment system into online gaming platforms that are ultimately controlled or owned by foreign investors. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. Due to the ambiguity among various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game operation businesses. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the SAPPRFT. If we, our PRC subsidiary or SPEs are found to be in violation of the GAPP Notice to operate our mobile games, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

In the opinion of DaHui Lawyers, our PRC counsel, as of the date of this transition report, (i) the ownership structure and the business and operation model of each of our SPEs are in compliance with all existing PRC laws and regulations in all material respects and (ii) each contract under Dianneng’s contractual arrangements with our SPEs and each of their shareholders is valid and binding and does not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MII Notice and the GAPP Notice. Accordingly, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

If we are found to be in violation of any existing or future PRC laws or regulations, including the MII Notice and the GAPP Notice, or fail to obtain or maintain any of the required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including, without limitation:

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

We conduct our mobile application business and pursue strategic investment opportunities in China through our SPEs. We enter into contractual arrangements with our SPEs and their respective shareholders in order to provide us with effective control over these companies. See “Item 4. Information on the Company — B. Organizational Structure — Contractual Arrangements with the SPEs and their Shareholders.”

As a result of these contractual arrangements, we have control over our SPEs. Accordingly, we consolidate the results of operations, assets and liabilities of the SPEs in our financial statements.

Although DaHui Lawyers, our PRC counsel, has advised us that each contract under these contractual arrangements is valid, binding and enforceable under current PRC laws and regulations, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, we cannot guarantee that our contractual arrangements will remain compliant with PRC law in the future, or that PRC authorities will not take a view contrary to the opinion of our PRC counsel. In addition, these contractual arrangements may not be as effective in providing us with control over the SPEs as direct ownership. Furthermore, the SPEs or their respective shareholders may breach the contractual arrangements.

We cannot assure you that when conflicts of interest arise, the SPEs and their respective shareholders will act completely in our interests or that these conflicts of interests will be resolved in our favor. In any such event, we would have to rely on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. See “ — Uncertainties with respect to the PRC legal system could materially adversely affect us.”

In the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014, our SPEs contributed in aggregate 95.8%, 90.0% and 98.2%, respectively, of our total revenues. In the event that we are unable to enforce the contractual arrangements, we may not be able to direct the activities of our SPEs, and as a result, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the SPEs into our consolidated financial statements in accordance with IFRS.

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

Under our equity pledge agreements with our consolidated SPEs and their respective shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated SPEs to us. These pledges secure the performance of our consolidated SPEs’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of December 31, 2014, the pledges of equity interests by shareholders of our consolidated SPEs were registered with the relevant local branch of the State Administration for Industry & Commerce.

According to applicable PRC laws, when an obligor fails to pay its debt, the pledgee may choose to either conclude an agreement with the pledgor to obtain the pledged equity or seek payments from the proceeds of the auction or sale of the pledged equity. If our consolidated SPEs or their shareholders fail to perform their respective obligations secured by the pledges under the equity pledge agreements, one remedy in the event of default under the equity pledge agreements is to require the pledgor to sell the pledged equity interests in an auction or private sale and remit the proceeds to our wholly owned subsidiary in the PRC, net of related taxes and expenses. Such an auction or private sale may not result in our receipt of the full value of the equity interests in our consolidated SPEs.

In addition, the registration forms of the local branch of the State Administration for Industry & Commerce, indicate that, the amounts of registered equity interests pledged to our wholly owned subsidiary by Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi ,Geyuan, Dangyi, Mugu, Feidong, Fuyun and Duoqu, were RMB20.0 million, RMB10.0 million, RMB10.0 million, RMB1.0 million, RMB56.0 million, RMB10.0 million, RMB1.0 million, RMB0.5 million, RMB0.5 million, RMB1.0 million, RMB0.5 million, RMB1.0 million, RMB1.0 million and RMB0.5 million, respectively, which in aggregate represent 100% of the registered capital of our consolidated SPEs. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, a PRC court could deem the obligations secured under the equity pledge agreements in excess of the amounts listed on the equity pledge registration forms to be unsecured debt, materially adversely affecting our ability to be repaid.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce, or MOFCOM, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the MOFCOM solicited comments on this draft earlier this year, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of special administrative measures, which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—If the PRC government determines that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “negative list,” the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

Our controlling shareholder, Mr. Michael Tao Song, a PRC citizen, directly and through his wife, possesses and controls 33.2% of the voting power of our company. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the mobile application industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued.  If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The shareholders of our consolidated SPEs may have potential conflicts of interest with us, which may substantially disrupt our business.

The registered shareholders of our consolidated SPEs are our current or former directors, officers or employees and their relatives. For example, Mr. Michael Tao Song, our founder, chairman and chief executive officer, is one of the registered shareholders of Mijia, a consolidated SPE incorporated in 2007. In addition, Mr. Song owned approximately 33.2% of our outstanding common shares as of the date of this transition report on Form 20-F. See “Item 4. Information on the Company — B. Organizational Structure” for a list of the registered shareholders of our consolidated SPEs and their respective shareholdings.

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

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by PRC tax authorities. We could face adverse tax consequences if PRC tax authorities determine that the contractual arrangements between our PRC subsidiary on the one hand, and our SPEs on the other, do not represent an arm’s-length price and adjust our SPEs’ income in the form of a transfer pricing adjustment.

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

We are currently entitled to and benefiting from the following government tax incentives:

•	Hangzhou Sky, one of our SPEs, as a “software enterprise,” was entitled to a full exemption from enterprise income tax, or EIT, in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 was 12.5%. Hangzhou Sky was qualified as a “high and new technology enterprise” in 2011, entitling it to a preferential EIT tax rate of 15% from 2011 to 2013. In 2013, Hangzhou Sky obtained the “key software development enterprise” status, which entitled it to a preferential EIT tax rate of 10% for two years from 2013 to 2014. In 2014, Hangzhou Sky renewed the status of its “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2014 to 2016;

•	Mijia, one of our SPEs, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%. In 2013, Mijia qualified as a “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2013 to 2015;

•	Miyi, one of our SPEs, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Miyi from 2015 to 2017 is 12.5%;

•	Najia, one of our SPEs, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Najia from 2015 to 2017 is 12.5%; and

•	Mopin, one of our subsidiaries, as a “software enterprise,” is entitled to a two-year full exemption from EIT from the first year of profitable operation after offsetting prior years’ tax losses, and a 50% reduction of the applicable EIT rate for the succeeding three years.

Once these entities cease to qualify as “high and new technology entities” or “software enterprises”, as applicable, their applicable EIT rates may increase to up to 25%, which could adversely affect our results of operations.

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the Ministry of Finance, or the MOF, and the State Administration of Taxation, or the SAT, jointly issued two circulars setting out the details of the VAT Pilot Program, which changes business tax to value-added tax for certain industries, including, among others, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the MOF and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. Pursuant to the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by MOF and the SAT on April 29, 2014, or Circular 43, Circular 37 has been replaced by Circular 43 and the VAT Pilot Program has been expanded to cover telecommunication service, as currently conducted by us, as of June 1, 2014. See “Item 5. Operating and Financial Review and Prospects — Taxation.”

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

In April 2009, the SAT released a circular that sets out the standards and procedures for determining the location of the “effective management” of an enterprise registered outside of the PRC and funded by Chinese enterprises as controlling investors, or a Chinese Funded Enterprise. Under the circular, a Chinese Funded Enterprise shall be considered a resident enterprise if all of the following apply: (i) a Chinese Funded Enterprise’s major management department and personnel who are responsible for carrying out daily operations are located in the PRC; (ii) the department or the personnel who have the right to decide or approve the Chinese Funded Enterprise’s financial and human resource matters are located in the PRC; (iii) the major assets, account book, company seal and meeting minutes of the Chinese Funded Enterprise are located or stored in the PRC; and (iv) the directors or management personnel holding no less than 50% voting rights of the Chinese Funded Enterprise habitually reside in the PRC.

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

Under the PRC Individual Income Tax Law and related tax rules, dividends from sources within the PRC paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding income tax at a rate of 20%, and gains from PRC sources realized by such investors on the transfer of our ADSs or common shares are generally subject to a 20% PRC withholding income tax, and in each case, are subject to any reduction or exemption set forth in the applicable tax treaties and PRC laws.

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

On February 3, 2015, SAT issued the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or Circular 7, to revise and strengthen the administration of corporate income tax on indirect transfers of equities and other properties of PRC resident enterprises, or PRC Taxable Property, by non-resident enterprises. Pursuant to Circular 7, where a non-resident enterprise indirectly transfers PRC Taxable Property to avoid tax liability by implementing arrangements without reasonable commercial purpose, such indirect transfer will be re-identified and recognized as a direct transfer of PRC Taxable Property. As a result, gains derived from such indirect transfer attributable to the PRC Taxable Property may be subject to PRC withholding tax at a rate of up to 10%. In the case of the indirect transfer of property of unregistered establishments set up by a foreign enterprise in the PRC, the applicable tax rate would be 25%. Circular 7 imposes tax filing obligations on both the transferors and the transferees, as well as the PRC resident entity being indirectly transferred. As a result, we and our subsidiaries may be subject to filing obligations or being taxed under Circular 7, and may be required to expend valuable resources to comply with Circular 7 or to establish that we and our non-resident enterprises should not be taxed under Circular 7 for any previous or future restructuring or disposal of shares of offshore entities.

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

As an offshore holding company of our PRC operating subsidiaries, we may extend additional loans or make additional capital contributions to our PRC subsidiaries. Loans by us to our PRC subsidiaries, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterpart.

Capital contributions must be approved by the MOFCOM or its local counterpart. We may not be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will replace the Circular 142 when it becomes effective on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions. In light of the various requirements imposed by existing PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

On October 21, 2005, SAFE issued Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or the SAFE Circular 75, which became effective as of November 1, 2005. The SAFE Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, or an “offshore special purpose vehicle.”

In addition, any PRC resident that is a shareholder of an offshore special purpose vehicle is required to amend its SAFE registration with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China or other material changes in share capital. In May 2007, SAFE issued relevant guidance to its local branches with respect to the process for SAFE registration, which standardized more specific and stringent supervision of the registration relating to the SAFE Circular 75.

On July 4, 2014, the SAFE issued the Circular on the Administration of Foreign Exchange Issues Related to Overseas Investment, Financing and Roundtrip Investment by Domestic Residents through Offshore Special Purpose Vehicles, or the SAFE Circular 37, which replaced the SAFE Circular 75. The SAFE Circular 37 requires PRC residents to register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

We are committed to comply with the SAFE Circular 37 and have taken steps to ensure that our shareholders and beneficial owners who are subject to the SAFE Circular 37 also comply with the relevant rules. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 37 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restriction on our ability to contribute additional capital into our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which will adversely affect our business.

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

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State Assets Supervision and Administration Commission, the SAT, the State Administration for Industry and Commerce, the CSRC and SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule requires offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

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

Our PRC counsel, DaHui Lawyers, has advised us that, based on their understanding of the current PRC laws, regulations and rules and the procedures announced on September 21, 2006, because (i) we established our PRC subsidiaries by means of direct investment other than by merger or acquisition of the equity or assets of PRC domestic companies and (ii) no provision in the M&A Rule explicitly classifies the contractual arrangements with Hangzhou Sky and Mijia as a type of transaction subject to the M&A Rule. However, our PRC counsel further advised us that since there has been no official interpretation or clarification of the M&A Rule, there remains some uncertainty as to how the M&A Rule will be interpreted or implemented in the context of an overseas offering and the opinions summarized above are subject to any new laws and regulations or further implementations and interpretations of competent government authorities in any form relating to the M&A Rule. If the CSRC or other PRC government authorities determine that prior CSRC approval is required, any future registered offering will be delayed until we obtain the approval from the CSRC, which may take several months or longer. If a prior approval from the CSRC is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.

The M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the MOFCOM be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

We may grow our business in part by acquiring other companies operating in our industry. Complying with the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

From time to time, we may distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to you in the United States unless we register such rights and the securities to which such rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

Our amended and restated articles of association contain provisions that limit the ability of others to acquire control of our company. These provisions could deprive our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that it is likely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the nine-month period ended December 31, 2014. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of our ADSs and common shares, which may fluctuate significantly. Because we believe that it is likely that we were a PFIC for the nine-month period ended December 31, 2014, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or common shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or common shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In June 2007 and December 2009, we incorporated Pusida and Dianneng, our wholly-owned subsidiaries in China, respectively. In May 2010, we incorporated Profit Star Software (HK) Limited, or Profit Star HK, our wholly-owned subsidiary, in Hong Kong. We transferred all of our equity interest in Pusida and Dianneng to Profit Star HK.

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

In December 2011, we incorporated Tiandian, our wholly-owned subsidiary in China.

In June 2013, we established Hangzhou Mopin Technologies Co., Ltd. which primarily focuses on cooperation with mobile network operators. As of December 31, 2014, we held 79.88% equity interest in this subsidiary and the remaining equity interest is held by certain of our officers.

PRC laws restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services and strategic investment in China through 14 SPEs, namely Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi ,Geyuan, Dangyi, Mugu, Feidong, Fuyun Duoqu and their respective subsidiaries. These SPEs and their subsidiaries primarily focus on the provision of mobile application services. We have entered into a series of contractual arrangements with each of these SPEs and their respective shareholders, through our wholly-owned subsidiary, Dianneng, through which we exercise effective control over the operations of these entities and receive the economic benefits of the shareholders’ equity interests in these entities. See “—B. Organizational Structure—Contractual Arrangements with the SPEs and their shareholders.” Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. Our telephone number at this address is +86-571-87770978. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, our registered agent, at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

A.	Business Overview

We are a leading mobile application platform in China. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including mobile games, music and books.

We launched our Maopao App Store for feature phones in December 2006, followed by a variety of other feature phone applications, through which we captured substantial market share in China. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we launched Maopao App Store for smartphones in May 2012. Throughout the years, we have developed a portfolio of Maopao platform products, including Maopao Game Center, Maopao Browser and Maopao Community that provide rich functionality and engaging user experience to Android smartphone and feature phone users. As of December 31, 2014, our Maopao platform products had attracted an aggregate of over 1.5 billion users, including approximately 291.6 million smartphone users. For the three months ended December 31, 2014, our average DNU and MAU were approximately 530,000 and 33,690,000, respectively.

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

As a leading mobile application platform in China with a large and highly engaged user base, we are centrally positioned in China’s mobile application sector, which includes:

•	users, especially younger users with modest income, who constitute the majority of China’s mobile phone user base. Maopao platform enables smartphone and feature phone users to access and download a wide selection of mobile games and other applications and content for free and purchase in-app virtual items, premium features and other content at attractive price points;

•	handset companies, including handset manufacturers and independent handset design houses. We contract with a large number of handset companies to pre-install our Maopao App Store as their default app store, together with a combination of other Maopao platform applications that may appeal to their customers, on their handsets before shipment. We provide these handset companies’ customers with a standardized interface to access and download applications and content from our Maopao platform. Such strategic collaboration effectively extends our user reach to the customers of these handsets. We work closely with handset companies to optimize the performance of Maopao platform applications on each of their handset models and enhance user experience. As of December 31, 2014, we had cooperation agreements with over 370 smartphone and 940 feature phone handset companies to pre-install Maopao platform applications on their products, respectively;

•	mobile network operators’ retail locations. We work closely with China Mobile, China Unicom and China Telecom to provide customized software services at their physical stores, including the pre-installation of a wide range of applications that appeal to their customers.

•	content providers, including application developers and content title owners. Through Maopao platform, their applications and content are distributed to thousands of handset models and hundreds of millions of potential users without extensive customization. We had entered into licensing agreements with over 600 content providers as of December 31, 2014 to provide a variety of applications and other content, ranging from single-player games and multi-player games to social network applications that appeal to Chinese users;

•	third-party distribution partners. In addition to offering games through Maopao platform, we also publish a selection of licensed and self-developed games by partnering with major app stores and mobile browsers in China, such as 91 Wireless, Qihoo 360, Xiaomi App Store and iOS App Store. Partnership with these distribution channels allows us to expand our customer base and take advantage of the popularity of their platforms and user base;

•	payment service providers, including mobile network operators, mobile service providers and other payment processing agents. We primarily collect sales proceeds from mobile network operators and mobile service providers when users purchase in-app virtual items, premium features and other content from Maopao platform. In addition, we work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire-transfers and Alipay. As of December 31, 2014, we had entered into agreements with over 60 mobile service providers in China and overseas and 20 independent payment processing agents. We are also increasingly collaborating with mobile network operators directly to collect payment from users to enhance channel efficiency and ultimately improve our gross margin; and

•	mobile network operators, whom we cooperate with in various aspects of our business, including the provision of customized software services at their physical stores, distribution of applications and mobile content and payment collection. As of the date of this transition report, we have entered into strategic cooperation with all three dominate mobile network operators in China, namely, China Mobile, China Unicom and China Telecom.

We share revenue from our Maopao platform with handset manufacturers, mobile network operators, content providers, third-party distribution partners and payment service providers. We believe that our revenue sharing approach aligns the interests of other industry participants with ours, motivates them to launch better products and services and fosters a long-term mutually beneficial relationship with us. The below chart sets forth our current business model:

Note:

(1)	In addition to offering games through our proprietary platform, we also publish a selection of licensed and self-developed games by partnering with major app stores and mobile browsers in China.

We have grown substantially since we launched Maopao App Store for feature phones in 2006. Since 2012, we have gradually shifted the strategic focus of our business from feature phones to smartphones by launching a portfolio of Maopao platform products for smartphones. As of December 31, 2014, our Maopao platform products had attracted an aggregate of over 1.5 billion users, including approximately 291.6 million smartphone users. The following table sets forth our average DNU, MAU and paying ratio of Maopao smartphone platform for the periods indicated:

	For the Three Months Ended
	June 30, 2014	September 30, 2014	December 31, 2014
	(In thousands, except for percentages)

Average DNU	450	500	528

Average MAU	30,000	33,000	33,686

Paying Ratio (%)	11.9%	15.1%	14.1%

Our Products and Services

We focus on providing entertainment-oriented applications and mobile content primarily through our Maopao App Store, complemented by a range of other Maopao platform applications that are popular among our users, including Maopao Game Center, Maopao Community and Maopao Browser.

Maopao App Store

Maopao App Store is a leading mobile application store in China. Through Maopao App Store, our users can conveniently browse and download a wide variety of mobile games as well as other applications and mobile content.

Maopao App Store enables:

•	handset companies to pre-install Maopao App Store onto smartphones and feature phones to enhance mobile phone features and user experience. It expands the portfolios of mobile applications and content available to mobile phone users, enhancing the attractiveness of handsets;

•	content providers to gain access to a large number of users and potential users without incurring significant marketing efforts or extensively customizing their content for different handset models;

•	users to conveniently browse and download mobile applications from Maopao App Store and purchase in-app virtual items, premium features and other content from their handsets; and

•	us and other industry participants to collect payments from users through payment service providers, including mobile network operators, mobile service providers and independent payment processing agents. The availability of these user-friendly payment channels incentivizes other industry participants by aligning their interest with ours via revenue sharing.

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

Since 2012, we have been promoting, primarily through our Maopao Game Center, an increasing number of “light games”, which are mainly easy-to-play micropayment single-player games that do not require significant data usage or constant mobile network connection. Our “light games” primarily target students and working-class frequent gamers with lower-end handsets and smaller data plans.

Maopao Community. On our Maopao Community, members may create virtual profiles, befriend others who share similar ideas, interests or activities and view the profiles or track the status of their friends through blogs, pictures, instant messages and other social networking functions. Our Maopao Community also features a wide selection of multi-player games, enabling our Maopao Community members interact with each other in the wireless game world. We have launched Maopao Community for smartphones in May 2013 which maintains the user interface our feature phone users are accustomed to and enables feature phone users to transfer their game status, virtual items and community contacts to Maopao Community installed on their smartphones. Maopao Community has served and is expected to continue to serve as an effective tool to retain and migrate our loyal Maopao Community users along with our transition to smartphones.

Maopao Browser. Our Maopao Browser offers mobile users the ability to locate vast amount of information available online. It also features as-your-type suggestions, complemented with direct links to websites where relevant, and an automatically generated directory of popular websites and applications grouped by various categories for users to conveniently browse and access.

Applications and Content Available Through Maopao Platform

The main categories of mobile applications and content available through Maopao platform include:

•	single-user applications and content, including single-player games, multimedia applications and other single-user content; and

•	multi-user applications, including multi-player games and social network applications.

In the fiscal years ended March 31, 2013 and 2014, our total number of single-user applications and content titles offered on Maopao platform was 469,256 and 378,955, respectively, and our total number of multi-user applications was 598 and 1,582, respectively. In the nine months ended December 31, 2014, our total number of single-user applications and content titles offered on Maopao platform was 674,72, and our total number of multi-user applications was 2,679.

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

Most of our games are free to download and play, and we generate revenues primarily from sales of in-game virtual items and premium features. The paying ratio of our games increased from 10.2% in the three months ended March 31, 2014 to 14.1% in the three months ended December 31, 2014. Other applications and mobile content we offer on Maopao platform are generally free to download in an effort to increase our customer base and loyalty. We intend to launch additional applications and content that complement our existing offerings based on future collaborative efforts with third parties and in-house development capabilities.

The following table sets forth the key operating data for our smartphone platform for the periods indicated:

	For the Three Months Ended
	June 30, 2014	September 30, 2014	December 31, 2014
Single-player games

Average MPU (in thousands)	3,513	4,929	4,725

Average ARPU (RMB)	8.8	9.5	10.0

Multi-player games

Average MPU (in thousands)	54	49	41

Average ARPU (RMB)	161.4	168.5	175.8

Single-Player Games

Single-player games, such as card games, simple strategic games and action games, involve a single player and usually relatively simple rules. Our most popular single-player games include Raging Sharks, a leisure game, and Infinity Wars, a tower defense card game.

Most of our single-player games are free to download and play. We usually charge RMB2 to RMB10 for each in-game purchase, such as performance-enhancement skills, weapons and accessories. On our feature phone Maopao App Store, for some single-player games, we charge a one-time subscription fee for unlimited access over a period of time, typically less than one month. We also introduce special offers where mobile phone users can download a bundle of single-player games at a discount.

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

Most of our multi-player games are free to download and play. We charge users for each in-game purchase, such as performance-enhancement skills, weapons and accessories. For example, more than a hundred in-game virtual items are available for download in the Fantasy of the Three Kingdoms, one of our most popular multi-player games, and each item typically costs RMB1 to RMB15. During the three months ended December 31, 2014, the average MPU for our multi-player games was approximately 41,000 and the average ARPU was RMB175.8.

We also offer a wide selection of social network tools on Maopao platform, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Weibo, as well as our own Maopao Community social network. We have a strategic cooperative relationship with Weibo Corporation, a leading online media company and mobile value-added service provider in China, under which we promote its brand and products through our Maopao platform products and in return receive commissions based on number of user registrations through our Maopao platform products.

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

We selectively collaborate with content providers and had entered into licensing agreements with over 600 content providers as of December 31, 2014. Our content providers include some of the largest Internet companies in China, such as Baidu and many independent content developers, as well as certain of our mobile network operators and mobile service providers who offer their mobile applications and content through Maopao platform. We select content providers based on their reputation and track record and the needs, preferences and interests of mobile users and handset companies.

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

In order to diversify our mobile games offerings and further expand our user base, we have been promoting an increasing number of “light games” since 2012, primarily through our Maopao Game Center, which target students and working-class frequent gamers with lower-end handsets and smaller data plans. “Light games” are mainly easy-to-play micropayment single-player games that do not require significant data usage or constant mobile network connection. Partly attributable to our ongoing marketing efforts and the surging popularity of our “light games”, we have achieved significant growth in our revenue from single-player games in the nine months ended December 31, 2014. We expect the growth of our light gaming business to deepen our relationships with additional small and mid-size mobile game developers, which account for a large percentage of our content providers.

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

We have also established a standardized process to assist content providers to develop and launch applications and content. Our specialized content provider support team assists content providers in better utilizing our development tools and accelerating their development process. Our field engineers, some of whom are temporarily stationed at the offices of content providers, assist content providers with project management and other technical aspects of application development. For example, our field engineers provide technical support to content providers developing applications and content for the 3G network environment. We also work with selected content providers to test applications and content before launching them on Maopao platform. After launching an application or content title on Maopao platform, we give suggestions to content providers to improve their applications and content based on user feedback. We believe these efforts facilitate the development process of our content providers and enhance our relationship with them. We also host industry events and sponsor large industry conferences for the content developer community, such as the 3G Application Software Forum we held in Hangzhou in February 2010, the Global Mobile Internet Conference we sponsored in May 2012, May 2013 and May 2014, and the 2014 TFC Global Mobile Game Developer Conference and Game Expo we sponsored in September 2014, which is the latest mobile gaming business exhibition in China. We believe our close collaboration with content providers has well positioned us to offer creative and well-integrated digital lifestyle and entertainment solutions to our users.

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

We have formed strong collaborative relationships with handset companies to embed our Maopao platform products for different types of mobile baseband, chipsets and reference designs. We have cooperated with over 370 smartphone and 940 feature phone handset companies as of December 31, 2014. The handset companies we collaborate with include branded handset manufacturers such as K-Touch, Coolpad, Konka, ZTE, Gionee and OPPO, as well as independent design houses such as Topwise and Water World. We select handset companies based on their reputation, development capabilities and market share and geographic reach of their handsets.

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

Pre-installation. We contract with each of China Mobile, China Unicom and China Telecom to pre-install a wide range of applications that appeal to customers at their physical stores nationwide and share with them a percentage of revenue generated from the pre-installed applications. In March 2014, we entered into a strategic partnership with the Wo Store of China Unicom, the official application store of China’s second largest mobile network operator. Under this partnership, China Unicom designated us as its official business partner to provide customized software services through China Unicom’s extensive network of physical stores. As of December 31, 2014, this strategic partnership covered China Unicom’s physical stores in the fast growing smartphone markets of Zhejiang, Hubei, Guangdong and Guangxi provinces. We have designed and developed specifically for mobile network operators a smartphone assistant software, Mopin Smartphone Assistant, which provides a one-stop solution for the installation of various smartphone applications that cater to different customer demographics at the time a customer purchases smartphones at physical stores of mobile network operators. In addition, Mopin Smartphone Assistant enables mobile network operators to track and analyze user download and purchases, which helps promote their mobile data plans and enhance their customer services.

Payment collection services. Each of China Mobile, China Unicom and China Telecom has entered into cooperation agreements with us, granting us access to their payment channels for us to collect sales proceeds from them directly without using mobile service providers as intermediaries, thus effectively improving the efficiency of payment collection. See “—Payment channels—Mobile Network Operators.”

Mobile content distribution services. We have entered into partnership agreements with each of China Mobile, China Unicom and China Telecom, pursuant to which we offer their applications on Maopao platform and share with them a percentage of revenue based on user purchases or fixed commission based on user downloads or activations.

We plan to intensify our cooperation with mobile network operators to increase our user base, benefit from lower payment channel costs and faster payment collection and supplement our mobile application and content offerings.

Cooperation with Third-Party Distribution Partners

To complement our proprietary distribution channels, we also distribute our mobile games, primarily high-grossing games licensed from third-party game developers, through a wide range of third-party distribution partners, including app stores, mobile browsers and web portals in China, such as 91 Wireless, Qihoo 360, Xiaomi App Store and iOS App Store. We generally share with these third-party distribution partners a percentage of the sales proceeds from distributing our games on their properties.

We believe our cooperation with these third-party distribution network effectively extends our customer reach and diversifies our revenue streams.

Payment Channels

Mobile Network Operators

We rely primarily on mobile network operators for payment collection. We have entered into cooperation agreements with all three dominant mobile network operators in China, granting us access to their payment channels, which enables us to collect payment directly from them without using mobile service providers as intermediaries. Our cooperation agreements with mobile network operators usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates. We usually settle our balances with mobile network operators every month. Revenues collected through the three mobile network operators, China Mobile, China Unicom and China Telecom, contributed approximately 30.8%, 11.2% and 7.1%, respectively, of our total revenues for the nine months ended December 31, 2014, as compared to approximately 20.5%, 1.5% and 0.1% in the nine months ended December 31, 2013, respectively.

Mobile Service Providers

We collected a portion of our revenues through the billing channels of mobile service providers, who have access to mobile network operators’ payment channels pursuant to their respective agreements with mobile network operators. After a mobile user confirms his or her purchase of in-app virtual items, premium features or other content, Maopao platform prompts the user to send an SMS to one of our selected mobile service providers, who will then send the user a confirmation SMS with transaction details and a simultaneous message to the mobile network operator. Upon receipt of the confirmation SMS, the mobile network operator records the transaction and bills the user. As of December 31, 2014, we had entered into agreements with over 60 mobile service providers. We select mobile service providers based on their network coverage, service quality, proceeds sharing arrangements and track record of payment collection. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates of mobile network operators and generally have terms of one to three years without automatic renewal provisions. We generally share with mobile service providers a percentage of the payments they collect, which are net of the fees they pay to mobile network operators. We receive settlement statements from mobile service providers on a monthly basis, which indicate the aggregate amount of fees that were charged to users for purchases through Maopao platform. We usually settle our balances with mobile service providers every month. Revenues generated through our top three mobile service providers, Union Mobile Pay, A8 New Media and Guojiao Shixun, contributed approximately 7.7%, 1.9% and 1.5%, respectively, of our total revenues for the nine months ended December 31, 2014.

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

Third-party Payment Channels

In addition to mobile network operators and mobile service providers’ billing channels, we offer a variety of other payment options to our users, including game cards of third-party companies such as Giant Interactive, Netease, Perfect World and Shanda, other prepaid cards, bank remittance, China Post, and virtual currency such as QQ Currency, among others. Users may use game cards or other prepaid cards to make purchases in our Maopao Community. For these payment channels, we usually collect through independent payment processing agents and share a percentage of proceeds with them, which is usually lower than the commission we pay mobile service providers. Our agreements with the independent payment processing agents generally have terms of one year with automatic renewal provisions.

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

•	Pre-installation. We primarily promote our Maopao platform by collaborating with handset companies, including handset manufacturers and independent design houses, to pre-install our Maopao platform products in their handsets. We emphasize maintaining close relationships with handset companies to increase the number of mobile handsets pre-installing Maopao platform products. As of December 31, 2014, we had cooperated with over 370 smartphone and 940 feature phone handset companies. We are also developing relationships with additional handset companies to further extend our user reach. In addition, we collaborate with China Mobile, China Unicom and China Telecom to pre-install our Maopao platform applications at their physical stores nationwide.

•	Advertising and promotions. We regularly introduce sales events based on certain themes and grouping similar applications and content into packages. We have implemented a Talented User program, under which some of our users who are familiar with Maopao platform and its applications and content recommend and promote applications and content to other users in forums that discuss frequently asked questions about Maopao platform. We also attend and sponsor various industry events and conferences, such as the Global Mobile Internet Conference in May 2014 in Beijing, China, the Daiwa Hong Kong China Investment Seminar 2014 in June 2014 in Tokyo, Japan, the 2014 MarcumBP China Best Ideas Investment Conference in September 2014 in Beijing, China and the 2014 TFC Global Mobile Game Developer Conference and Game Expo in September 2014 in Guangzhou, China, to introduce our Maopao platform products to potential users and business partners and increase product visibility internationally.

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

Operation of Maopao Platform

Maopao platform is operated on our network infrastructure of over 1,100 computer servers. Our network infrastructure automatically reports any detected malfunctions on a real-time basis to our network control center, which allows us to quickly respond to and resolve issues to ensure the stability and security of our network.

Our operations team, which consisted of 96 employees as of December 31, 2014, is responsible for the operation of applications and other mobile content available on Maopao platform. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation processes once bugs or other defects are detected and provide application updates for users to download. Our operations team also polices against rampant piracy in China, which allows users to bypass mobile application stores, damaging the operations and reputation of application store operators, content providers and other industry participants. We regularly analyze the download and billing records of handsets using Maopao platform in order to detect piracy.

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

Our major competitors include 91 Wireless, Tencent, Qihoo 360 and Wandoujia. We may also face alliances between our existing and new competitors. New competitors may also emerge. Some of our competitors or potential competitors may have greater development experience and resources than we have. We compete primarily on the basis of user base, relationships with mobile handset companies, mobile network operators, mobile service providers and mobile network operators, key technologies and research and development capabilities. For a discussion of risks relating to the mobile application market in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.”

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

Licenses from Third Parties

While we develop certain applications in-house, a majority of the applications and content offered on our Maopao platform are developed by and sourced from third-party content developers. We selectively collaborate with content providers and had entered into licensing agreements with over 600 content providers as of December 31, 2014. Under the license agreements, we generally share a percentage of revenue with the content developers or pay a fixed fee based on number of activations. We sometimes pay content providers a minimum guaranteed amount in advance to cover part of their development costs in addition to revenue sharing.

Trademarks, Trade Names, Copyrights and Domain Names

As of the date of this transition report, we have applied for the registration of , , , and other trademarks in China. We have obtained 132 copyright registrations for software we developed, including development tools for our MRP format, as well as our Maopao platform products. In addition, we have registered 103 domain names, including sky-mobi.com and 51mrp.com, our primary websites.

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

Regulations

Regulation of the Telecommunications Industry

Telecommunications Services

The Regulations on Telecommunications of the PRC, or the Regulations on Telecommunications, promulgated by the State Council of the PRC, or the State Council, on September 25, 2000 and amended on July 29, 2014, regulate the telecommunications industry and related activities and services in the PRC. The MIIT regulates the telecommunications industry on a national level and the relevant provincial-level Communications Administrative Bureaus, or the CABs, supervise and regulate the telecommunications industry in their respective administrative regions.

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

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in January 2011, which regulate the provision of Internet information services. Under the Internet Measures, “Internet information services” refer to services that provide Internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the Internet Measures, commercial Internet information services operators must obtain a value-added telecommunications license for Internet information services from the MIIT or the relevant CABs before engaging in any commercial Internet information services operations within the PRC. In addition, if the Internet information services involve provision of information relating to news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services for which statutory approvals are required from other additional governmental authorities, such approvals must be obtained before applying for such license.

On March 1, 2009, the MIIT issued the Administrative Measures for the Licensing of Telecommunications Business Operations, which set forth the basic requirements that an applicant must satisfy when applying for a license to provide telecommunications value-added services in the PRC. Such requirements include the following:

•	the applicant is a duly incorporated company;

•	the applicant has the necessary funds and professional staff suitable for its business activities;

•	the applicant has the reputation or capability to provide customers with long-term services;

•	to operate telecommunications value-added services business across two or more provinces, autonomous regions or centrally administered municipalities, the applicant should have a minimum registered capital of RMB10.0 million; to operate telecommunications value-added services business within one province, autonomous region or centrally administered municipality only, the applicant should have a minimum registered capital of RMB1.0 million;

•	the applicant has the necessary premises, facilities and technical scheme;

•	the applicant and its major capital contributors and key business managers have no record of violating rules of the telecommunication supervision and administration during the past three years; and

•	other requirements provided by relevant authorities.

Provision of telecommunications value-added services across two or more provinces, autonomous regions or centrally administered municipalities requires the approval of the MIIT and a Trans-regional Telecommunications Value-added Services Operation License issued by the MIIT. Provision of such services to one province, autonomous region or centrally administered municipality requires only the approval of the relevant CAB, which will issue a Telecommunications Value-added Services Operation License. We provide our telecommunications services from Zhejiang province only and we do not have servers in other parts of China. As such, we only need the approval of the Zhejiang CAB. Each of Hangzhou Sky, Mijia, Fanyi, Feineng, Miyi, Najia and Leidong has been granted a Telecommunications Value-added Services Operation License by Zhejiang CAB.

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

Foreign Investments in the Telecommunications Value-added Services Industry

Foreign direct investment in the telecommunications services industry in China is regulated by the Regulations on the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, issued by the State Council on December 11, 2001, became effective on January 1, 2002 and was amended by the State Council on September 10, 2008. According to the FITE Regulations, a foreign investor’s ultimate equity interests in any entity providing telecommunications value-added services in the PRC may not exceed 50% and a foreign investor wishing to acquire any equity interest in a telecommunications value-added services business in the PRC must demonstrate a good track record and prior experience in providing telecommunications value-added services outside the PRC.

The Guiding Catalog for Foreign Investment Industries (2015 Revision), which was promulgated by MOFCOM and the National Development and Reform Commission on March 10, 2015, or the Guiding Catalog 2015, also imposes the 50% restriction on foreign ownership in value-added telecommunications business.

On July 13, 2006, the MII issued the MII Notice, which prohibits holders of telecommunications value-added services operating licenses, including Trans-regional Telecommunications Value-added Services Operation Licenses and Telecommunications Value-added Services Operation Licenses, from leasing, transferring or selling their licenses to any foreign investors in any manner, or providing any resources, premises or facilities to any foreign investors for illegal operation of telecommunications services businesses in the PRC.

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

Regulation of the Software Development Industry

Software Development

On October 16, 2000, the MII, Ministry of Education, Ministry of Science and Technology and the SAT promulgated the Certifying Standards and Administrative Measures for Software Enterprises (Proposed), which specify the certifying standards of software enterprises. Circular of Printing and Distributing the Administrative Measures for the Recognition of Software Enterprise promulgated by SAT, MOF, MIIT and National Development and Reform Commission on February 6, 2013 further provides that the standards of software enterprises should comply with relevant provisions stipulated by Circular on Relevant Taxation Policies for Further Encouraging the Development of the Software and Integrated Circuit Industries, or Circular No. 27 (2012).

Enterprises that are qualified as “software enterprises” are entitled to certain preferential policies in the PRC. According to the Circular on Relevant Taxation Policies for Encouraging the Development of the Software and Integrated Circuit Industries, or Circular No. 25, issued by the MOF, SAT and General Administration of Customs on September 12, 2000 , newly-established software development enterprises may be exempted from income tax in the first two years of profitability and pay income taxes at half the standard rate for the next three years.

On February 22, 2008, the MOF and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice 2008 No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and will be subject to income tax at half the standard rate for the next three years. On April 24, 2009, the MOF and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on EIT reductions and exemptions within specified periods as provided in the Notice 2008 No. 1. An enterprise that made profits in 2007 or in the years preceding 2007 and started enjoying the EIT reductions and exemptions within specified periods may enjoy the relevant preferential policies from 2008 until the expiration of the specified periods.

According to the Circular No. 27 (2012), issued by the MOF and SAT on April 20, 2012 and became effective on January 1, 2011, enterprises which enjoyed preferential treatment under Notice 2008 No. 1before December 31, 2010 may continue to enjoy preferential treatment until the expiration of the original five-year period.

The software development enterprise certification is subject to annual examination. Hangzhou Sky was granted a software enterprise certification on December 14, 2007, and passed the annual inspection for 2008 and 2009. It enjoyed the preferential income tax policy, i.e., income tax exemption for the first two profit-making years (i.e., 2008 and 2009), and a reduced rate for the next three years. Mijia was granted a software enterprise certification on September 10, 2009, and passed the annual inspection for 2010 and 2011. It enjoyed the preferential income tax policy, i.e., income tax exemption for the first two profit-making years (i.e., 2010 and 2011), and a reduced rate for the next three years.

On March 1, 2009, the MIIT issued the Administrative Measures for Software Products, or the Measures for Software Products, to regulate the development, production, sale and import of software products, including computer software, software embedded in information systems and equipment, and computer software provided in conjunction with other information or technology services. The Measures for Software Products forbid the development, production, sale and import of software products that infringe intellectual property rights of third parties, contain computer viruses, harm computer system security, do not conform with applicable software standards of PRC or contain content prohibited by PRC law.

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

Foreign Investments in the Software Development Industry

According to the Guiding Catalog 2015, foreign investment is encouraged in the sector of software development and production. As such, there are no restrictions on foreign investment in the software development industry in the PRC aside from requirements to obtain business licenses and other permits that every software developer in the PRC must obtain.

Regulation of Intellectual Property Rights

Trademarks

Registered trademarks in the PRC are protected by the Trademark Law of the PRC, which came into effect in 1982 and was revised in 1993, 2001 and 2013 as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. A trademark can be registered in the PRC with the Trademark Office under the State Administration for Industry and Commerce. The protection period for a registered trademark in the PRC is ten years starting from the registration date and may be renewed if an application for renewal is filed within twelve months prior to expiration. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Copyright

Copyright in the PRC is protected by the Copyright Law of the PRC, which was promulgated in 1990 and revised in 2001 and 2010. Under the revised Copyright Law, copyright protection has been extended to Internet activities, products disseminated over the Internet and software products. The amended Copyright Law also requires registration of a copyright pledge. Copyrights are reserved by the author, unless otherwise specified by law. According to Article 16 of the Copyright Law, if a work constitutes “work for hire,” the employer, instead of the employee, is considered the legal author of the work and will enjoy the copyrights of such “work for hire” other than rights of authorship.

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

Regulation of the Internet

Internet domain names

Internet domain names in the PRC are regulated by (i) the Administrative Measures on Registration of Chinese Domain Name (Proposed), which was promulgated on November 3, 2000 by PRC’s domain name registrar, the China Internet Network Information Center, or CNNIC , (ii) the Administrative Measures on the PRC Internet Domain Name, which was promulgated by the MII and became effective on December 20, 2004, (iii) the Implementation Rules of Registration of Domain Name, which was promulgated by CNNIC and became effective on May 29, 2012, and (iv) the Measures on Domain Name Disputes Resolution for the Chinese Internet issued by CNNIC which became effective on June 28, 2012.

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

Provision of Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, as amended in January 2011, which regulate the provision of Internet information services. Under the Internet Measures, “Internet information services” refer to services that provide Internet information to online users, and are categorized as either commercial services or non-commercial services. Pursuant to the Internet Measures, commercial Internet information services operators must obtain a value-added telecommunications license for Internet information services from the MIIT or the relevant CABs before engaging in any commercial Internet information services operations within the PRC. In addition, if the Internet information services involve provision of information relating to news, publication, education, medicine, health, pharmaceuticals, medical equipment and other services for which statutory approvals are required from other additional governmental authorities, such approvals must be obtained before applying for such license.

Internet content providers are not allowed to provide services beyond the scope of the content that has been licensed or registered. The Internet Measures also provide a list of prohibited content on the Internet. Internet information service providers are required to monitor and censor the information on their websites, and when prohibited content is found, they should terminate the transmission immediately, keep relevant records and report the prohibited content immediately to relevant authorities.

According to these measures, commercial Internet information service providers must obtain a License for Internet Content Providers, or ICP license.

On February 17, 2011, the MOC issued the Provisional Regulations for the Administration of Internet Culture, or the Internet Culture Regulations, which took effect on April 1, 2011 and replaced the Provisional Regulations for the Administration of Internet Culture, which were issued by the MOC on May 10, 2003 and were amended on July 1, 2004.

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

Online Games

On July 11, 2008, the General Office of the State Council promulgated the Regulation on Main Functions, Internal Organization and Staffing of GAPP, or the Regulation on Three Provisions. On September 7, 2009, the Central Organization Establishment Commission issued the corresponding interpretations, or the Interpretations on Three Provisions. The Regulation on Three Provisions and the Interpretation on Three Provisions granted the MOC overall jurisdiction to regulate the online game industry, and granted the SAPPRFT the authority to issue approvals for the Internet publication of online games. Specifically, (a) the MOC is empowered to administrate online games (other than the pre-examination and approval before Internet publication of online games); (b) subject to the MOC’s overall administration, the SAPPRFT is responsible for the pre-examination and approval of the Internet publication of online games; and (c) once an online game is launched, the online game will be only administrated and regulated by the MOC.

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

On September 28, 2009, GAPP, the National Copyright Administration and National Office of Combating Pornography and Illegal Publications jointly issued the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly-owned equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. Violations of the GAPP Notice will result in severe penalties.

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

On July 16, 2013, the MIIT issued the Order for the Protection of Telecommunication and Internet User Personal Information, or the Order, which became effective on September 1, 2013. Under the Order, if an Internet service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Further, the Internet service provider must disclose to its users the purpose, method and scope of any such collection or use, and must obtain consent from its users whose information is being collected or used. Internet service providers are also required to establish and publish their rules relating to personal information collection or use, keep any collected information strictly confidential, and implement technological and other measures to maintain the security of such information. Internet service providers are required to cease any collection or use of the user personal information, and de-register the relevant user account, when a given user stops using the relevant Internet.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which will replace the Circular 142 when it becomes effective on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions.

Offshore Financing

On October 21, 2005, SAFE issued the SAFE Circular 75, which became effective as of November 1, 2005. The SAFE Circular 75 requires PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, or an “offshore special purpose vehicle.”

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

In May 2007, SAFE issued guidance to its local branches with respect to the process for SAFE registration, which standardized more specific and stringent supervision on the registration relating to the SAFE Circular 75. SAFE issued a series of subsequent rules, including the Notice on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which became effective on July 1, 2011. Circular 75 and these implementing rules require PRC residents and PRC enterprises to register or file with relevant PRC government authorities their direct or indirect offshore investment activities, round-trip investments in the PRC conducted through an offshore entity and subsequent changes in their share capital.

We have requested our shareholders and beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the scope of the SAFE Circular 75 and urge those who are PRC residents to register with the local SAFE branch as required under the SAFE Circular 75. However, we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC residents will comply with our request to make, obtain or update any applicable registrations or comply with other requirements required by the SAFE Circular 75 or other related rules. In case of any non-compliance on any of our PRC resident shareholders or beneficial owners, our PRC subsidiaries and such shareholders and beneficial owners may be subject to fines and other legal sanctions, including restrictions on our ability to contribute additional capital to our PRC subsidiaries and our PRC subsidiaries’ ability to distribute dividends to our offshore holding companies, which may adversely affect our business.

On July 4, 2014, the SAFE issued the SAFE Circular 37, which replaced the SAFE Circular 75. Under the SAFE Circular 37, PRC residents must register with the competent local SAFE branch in connection with their direct establishment or indirect control of an offshore special purpose vehicle, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. The SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as any change of basic information (including change of the PRC residents, name and operation term), increase or decrease of capital contribution by the PRC residents, share transfer or exchange, merger, division or other material events. In the event that a PRC resident holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under the PRC law for evasion of foreign exchange controls.

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

Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOFCOM, SAT, the SAT, the CSRC and SAFE, jointly adopted the M&A Rule, which became effective on September 8, 2006. The M&A Rule, as amended by the MOFCOM on June 22, 2009, requires offshore special purpose vehicles that are controlled by PRC companies or residents and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange.

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

Following the State Council’s decision to establish the security review system for mergers and acquisitions of domestic enterprises by foreign investors on February 3, 2011, the MOFCOM promulgated the Regulations on Implementing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors on August 25, 2011, or the Security Review System Regulations, which specifically prohibits foreign investors from using contractual control to circumvent the aforesaid security review.

B.	Organizational Structure

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and SPEs as of the date of this transition report. For a listing of all of our subsidiaries and SPEs as of the date of this transition report, see Exhibit 8.1 filed herewith.

(1)	Mijia is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, 23.2% owned by Mr. Li Ou, our former chief technology officer, 9.28% owned by Mr. Yan Tang, a former officer of our Company and the remaining 21.12% owned by seven of our employees.

(2)	Hangzhou Sky is one of our SPEs in China and is currently 80% owned by Mijia and 20% owned by Ms. Qinyi Zhu, wife of Mr. Michael Tao Song.

(3)	Miyi is one of our SPEs in China and is currently 99.29% owned by Mr. Michael Tao Song and 0.71% owned by Mr. Yan Tang.

(4)	Najia is one of our SPEs in China and is currently 60% owned by Mr. Li Ou and 40% owned by Mr. Yan Tang.

(5)	Including the following 10 SPEs: Fanyi, which is currently 100% owned by Mr. Li Ou; Feineng, which is currently 60% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, and 40% owned by Mr. Li Ou; Tianchu, which is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Li Ou; Zunqi, which is currently 100% owned by Ms. Zi Jin, an officer of the Company; Geyuan, which is currently 100% owned by Mr. Peng Jin, an employee of the Company; Dangyi, which is currently 100% owned by Mr. Guoping Ou, an employee of the Company; Mugu, which is currently 100% owned by Mr. Wenjie Wu, an officer of the Company; Feidong, which is currently 100% owned by Mr. Wanyan Shao, an employee of the Company; Fuyun, which is currently 100% owned by Mr. Guodong Xu, an employee of the Company and Duoqu, which is currently 90% owned by Ms. Zi Jin and 10% owned by Mr. Rui Zeng, an officer of the Company.

(6)	Hangzhou Mopin Technologies Co., Ltd. is one of our PRC subsidiaries and is currently 79.88% owned by us and 20.12% owned by certain of our officers.

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

Unless terminated at Dianneng’s sole discretion, each agreement with the SPEs has a term of ten years or 20 years and is renewable at Dianneng’s sole discretion.

Contractual Arrangements with the SPEs and their Shareholders

Our relationships with our SPEs and their shareholders are governed by a series of contractual arrangements. Under PRC law, each of our SPEs and Dianneng is an independent legal person and none of them is exposed to liabilities incurred by the other parties. Other than pursuant to the contractual arrangements among our SPEs and their respective shareholders and Dianneng, our SPEs are not required to transfer any funds generated from their operations to Dianneng.

Exclusive Business Cooperation or Service Agreements. Our SPEs have entered into the following service agreements with Dianneng: a technical support service agreement, a strategy consulting service agreement and an intellectual property license agreement, under which our SPEs engage Dianneng as their exclusive provider of technical support and strategy consulting services and Dianneng agrees to grant to our SPEs a non-exclusive and non-transferable license to use certain intellectual property owned by it. Our SPEs pay Dianneng service fees and royalties as determined by Dianneng based on the services provided and the actual use of the intellectual property, respectively. Dianneng own any intellectual property created or obtained by SPEs under the strategy consulting service agreement.

Equity Pledge Agreements. Our SPEs and their respective shareholders have entered into equity pledge agreements with Dianneng, under which the shareholders of our SPEs pledged all of their equity interests in the SPEs to Dianneng as collateral for all of payments from the SPEs due to Dianneng under the above service agreements. If any event of default as defined under these agreements occurs, Dianneng, as pledgee, will be entitled to dispose of the pledged equity interests in certain ways, including by negotiating with such shareholders for the transfer of the pledged equity interests.

Purchase Option Agreements. Our SPEs and their shareholders have entered into a purchase option agreements with Dianneng, under which the shareholders of the SPEs irrevocably granted to Dianneng or their designee an exclusive option to purchase equity interests in the SPEs or all or a part of the assets owned by the SPEs at a purchase price equal to their respective initial contributions to the registered capital of the SPEs.

Dianneng may exercise such options at any time. In addition, the SPEs and their shareholders agree that without Dianneng’s consent, the SPEs will not sell, transfer, mortgage or otherwise dispose of any of its assets, business or beneficial interests, engage in any transactions that could substantially affect its assets, liabilities, operations, equity interests or other legal rights, or declare any dividend, unless all the equity interests in or assets of the SPEs have been transferred to Dianneng pursuant to the option under this agreement.

Powers of Attorney. The shareholders of the SPEs have executed a power of attorney to irrevocably grant to Dianneng or its designees the power of attorney to exercise all of their rights as shareholders of the SPEs, including the right to appoint and elect board members and senior management members and other voting rights.

C.	Property, Plant and Equipment

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices in Beijing, Shanghai, and Shenzhen under leases with terms ranging from one to three years. In aggregate, we maintained a total of approximately 6,300 square meters of office space as of December 31, 2014. We lease all of our facilities from independent third parties and do not own any real property.

The following table sets forth a summary of our material leases as of the date of this transition report:

Location	Space (in square meters)	Usage of Property	Expiration
Hangzhou	3,112	Headquarters	December 2018
	2,600	Office	December 2018
Beijing	176	Office	April 2016
	133	Office	March 2016
Shanghai	140	Office	January 2016
Shenzhen	128	Office	January 2016

We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansion.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this transition report. This transition report contains forward-looking statements. See “ — H. Safe Harbor.” Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements, which involve risks and uncertainties. In evaluating our business, you should also carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this transition report.

A.	Operating Results

Overview

We are a leading mobile application platform in China. Since inception, we have focused on building a large and engaged user base. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including games, music and books. Throughout the years, we have developed a portfolio of Maopao platform products that provide rich functionality and engaging user experience to Android smartphone and feature phone users, including Maopao Game Center, Maopao Community and Maopao Browser. We collaborate with over 370 smartphone and 940 feature phone handset companies to pre-install Maopao platform products on their handsets before shipment. In addition, we partner with mobile network operators to provide customized software services at their physical stores, including the pre-installation of a wide range of applications that appeal to their customers. As of December 31, 2014, our Maopao platform products in aggregate had attracted approximately 291.6 million smartphone users and approximately 1.3 billion feature phone users. For the three months ended December 31, 2014, our average DNU and MAU were approximately 530,000 and 33,690,000, respectively.

We have experienced substantial growth since we launched Maopao platform in 2006. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we have shifted our strategic focus to the smartphone market in 2012, launching a series of Maopao platform products for smartphones. For the nine months ended December 31, 2014, approximately 84.1% and 15.9% of our revenues were derived from our smartphone and feature phone business, respectively. As the growth of China’s smartphone market is increasingly driven by economic smartphones, we are focused on the monetization opportunities in this segment. As we transition from the feature phone business to the smartphone business, we do not expect the transition to require significant additional resources in terms of personnel, server capacity and customer support other than promotional expenses.

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

We share revenue from Maopao platform with handset companies, content providers, mobile network operators and mobile service providers. Costs associated with payments under proceeds sharing arrangements with these industry participants account for most of our cost of revenues.

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

Our results of operations are also directly affected by the following specific factors:

The continued growth of China’s mobile handset industry, especially the smartphone segment

We generate revenues from both our smartphone and feature phone businesses. A primary factor impacting our revenues is the sales volume of mobile handsets in China. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we have since 2012 gradually shifted the strategic focus of our business from feature phones to smartphones by launching a portfolio of Maopao platform products for smartphones. For the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014, our revenue from smartphone business accounted for nil, 43.3% and 84.1% of our total revenues, respectively.

Another factor that may drive the growth of our business is the growth of the domestic mobile handset industry in China. The rapid growth of the domestic mobile handset market in recent years makes mobile handsets more affordable to a wider variety of people and enables users of economic mobile handsets to upgrade their mobile phones at relatively low cost. These mobile users typically pay greater attention to mobile handsets’ performance-to-price ratio and tend to be more attracted to mobile phones’ entertainment functionality. We believe that the mobile entertainment industry will benefit from the proliferation of economic domestic mobile handsets in China.

Our ability to increase the installation base of our products

Our results of operations significantly depend on the overall size of our user base, which in turn largely depends on the size of the installation base of our Maopao platform products and demand for handsets pre-installing Maopao platform products. To build and broaden our user base, we have primarily relied on pre-installing our Maopao platform products onto smartphones and feature phones. We believe our success substantially depends on our ability to maintain and enhance our relationships with handset companies and establish cooperation with additional handset companies, particularly those with substantial market share or high growth potential.

As of December 31, 2014, we had pre-installation arrangements with over 370 smartphone and 940 feature phone handset companies. As of December 31, 2014, our Maopao platform products had approximately 291.6 million cumulative smartphone users and 1.3 billion cumulative feature phone users. Our large user base has contributed to our growth and our central position in the mobile application sector.

Our ability to continue to source and offer popular applications and content and monetize our large user base

We generate revenues primarily through users’ in-app purchase of virtual-items and premium features. This substantially depends on our ability to source applications and content that cater to rapidly changing user preferences, mobilize our user base into a community of active paying members and appropriately price our content offerings. Our ability to identify and offer applications and other content appealing to our target users in China, such as single-player games, multi-player games, mobile books, dating-related applications and other social network functions, has significantly contributed to our growth.

We believe the popularity of our applications and content on Maopao platform affects the loyalty and spending of our users. Our results of operations significantly depend on our ability to source, aggregate and update applications and content on Maopao platform to cater to users’ changing interests, needs and preferences and attract users to download and pay for such applications and content.

Revenues from single-player games have experienced significant growth in recent years. Since 2012, we have gradually shifted our strategic focus from feature phones to mobile phones and have been collaborating with an increasing number of third-party small- to mid-sized game developers to promote an expanding selection of “light games”, which are mainly easy-to-play micropayment single-player games that do not require significant data usage or constant mobile network connection. We expect to enhance and deepen our cooperation with third-party developers and distribute additional single-player games going forward through our Maopao platform and third-party distribution channels.

Revenues from multi-player games have also grown rapidly since February 2010 when we launched Fantasy of the Three Kingdoms, our first major top-selling multi-player game, and we continue to increase our offerings of multi-player games to capture user interest. During the nine months ended December 31, 2014, we offered over 2,000 multi-player games on our Maopao platform, among which Fantasy of the Three Kingdoms, Armed Heroes Online and Xian Jian Wen Qing ranked in the top of our best-selling games. We expect to introduce new multi-player games going forward by collaborating with third-party game developers.

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

From an industry perspective, we believe that the mobile games sector is the most popular mobile applications and one of the fastest growing mobile application sectors in China. In order to enhance our monetization opportunities, we have been since 2012 promoting, primarily through our Maopao Game Center, an increasing number of “light games”, which are mainly easy-to-play micropayment mobile games that do not require significant data usage or constant mobile network connection. Our “light games” target students and working class frequent gamers with lower-end handsets and smaller data plans. Our Maopao Game Center provides distribution, billing and data analysis capabilities for small and mid-sized game developers and easy downloads of mobile games for economic mobile handset users. We believe that Maopao Game Center enhances our collaboration with game developers, especially small and mid-sized game developers, and further expands our user base.

Our ability to more efficiently collect sales proceeds

We collect a portion of our sales proceeds through mobile service providers who utilize mobile network operators’ billing channels to collect sales proceeds from user purchases on Maopao platform. Billing and transmission failures, such as failures to transmit MR data due to technical problems with the network or mobile service providers’ failure to collect all or part of sales proceeds, adversely affect collection efficiency. Mobile service providers’ ability to avoid and address such failures varies. When users make a purchase, we direct the purchase to the mobile service provider of our choice.

We aim to maximize collection of sales proceeds by collaborating with mobile service providers with better collection performance, shorter payment periods and lower transmission error rates, and closely monitoring them to lower collection related risks. We share a percentage of sales proceeds with mobile service providers. We have established and are deepening our partnership with mobile network operators directly without using mobile service providers as intermediaries to collect payment. In addition, users can make purchases in our Maopao Community through various third-party payment channels. Payment channel cost represented the largest component of our cost of revenues in each of the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014.

To reduce payment channel cost as a percentage of our cost of revenues, we intend to increasingly collect payments (i) directly through mobile network operators or (ii) through independent payment processing agents.

Our ability to control costs related to handset companies and content providers

We share revenue with handset companies that pre-install Maopao platform products as well as content providers from whom we license applications and content. Payments to handset companies and content providers constituted a significant portion of our cost of revenues in each of the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014. Therefore, any change in our revenue sharing arrangements with handset companies and content providers could significantly affect our results of operations. In addition, we selectively purchase third-party applications and mobile content from content providers, and have developed certain applications and mobile content in-house. As the applications or mobile content purchased or developed in-house do not involve revenue sharing with content providers, we may achieve higher profit margins if these applications and mobile content gain increasing popularity among our users.

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

Our track record of revenue sharing with handset companies has promoted our brand and our capability to generate additional revenue streams for handset companies. As such, an increasing number of handset companies have partnered with us to pre-install our authorized codes in each of the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may issue or revise rules, policies or guidelines that affect our results of operations. For example, an increasing number of branches and divisions of mobile network operators we cooperate with have been restructured into separate corporations in the past few years. In response to such restructuring, we have been, and may continue to be prompted to enter into new cooperation agreements and/or partnership agreements with these new entities and be subject to their policies and guidelines. These new agreements, policies and guidelines may significantly deviate from the ones imposed by their predecessor branches and divisions. If more stringent measures are imposed by the government or mobile network operators, our results of operations may be materially adversely affected.

Revenues

Our revenues amounted to RMB601.1 million, RMB485.6 million and RMB586.0 million (US$94.5 million) in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2014, respectively. We began generating revenues from our smartphone business in the fiscal year ended March 31, 2014.

Revenues from Smartphone Business

Along with our shift in business focus, our revenues from smartphone business has increased significantly from RMB122.6 million for the nine months ended December 31, 2013 to RMB492.7 million (US$79.4 million) for the nine months ended December 31, 2014. Revenues from smartphone business accounted for 34.3% and 84.1% of our total revenues for the nine months ended December 31, 2013 and 2014, respectively. Revenues from smartphone business consist of:

•	revenues from single-player games. We derive a significant portion of our revenues from sales of self-developed and licensed single-player games, such as card games, simple strategic games and action games, through Maopao platform and third-party distribution channels. Most of our single-player games are free to download and play whereas we charge RMB2 to RMB10 for each in-game purchase of virtual items or premium features. Our smartphone users can make in-app purchases from a wide variety of single-player games we offered through our mobile network operators and mobile service providers.

•	revenues from multi-player games. We offer a wide selection of multi-player games, such as multi-player role-playing games, through our Maopao platform and third-party distribution channels. Most of our multi-player games are free to download and play, whereas we charge RMB1 to RMB15 for each in-game purchase of virtual items or premium features. Our smartphone users can make in-game purchases in the multi-player games we offered through (i) third-party payment channels including pre-paid phone cards and game cards, bank debit cards and online payment solutions, (ii) mobile network operators, and (iii) mobile service providers.

•	other revenues. Other revenues primarily include the commission we earn by allowing content providers, mobile network operators and mobile service providers to distribute their mobile applications and other contents to mobile users through our Maopao platform, which is based on a percentage of the revenue generated from, or number of activations of, these mobile applications or other contents. Other revenues also include single-player game revenues generated from overseas markets.

Revenues from Feature Phone Business

Revenues from feature phone business primarily represent revenues generated from single-player games offered in the feature phone version of Maopao Application Store, and multi-player games and social network applications offered in the feature phone version of Maopao Community. Maopao Community has served and is expected to continue to serve as an effective tool to retain our loyal Maopao Community users.

The following table sets forth our smartphone revenue and feature phone revenue, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2013		2014		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)
	(in thousands, except percentage)
Revenues

Revenues from smartphone business
Revenues from single-player games	-	-	138,794	28.6	81,781	22.9	375,068	60,450	64.0
Revenues from multi-player games	-	-	42,476	8.7	21,936	6.1	72,416	11,671	12.4
Other revenues	-	-	28,836	5.9	18,840	5.3	45,240	7,291	7.7
	-	-	210,106	43.3	122,557	34.3	492,724	79,413	84.1

Revenues from feature phone business	601,107	100.0	275,445	56.7	234,430	65.7	93,309	15,039	15.9
Total Revenues	601,107	100.0	485,551	100.0	356,987	100.0	586,033	94,452	100.0

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs. The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2013		2014		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)
	(in thousands, except percentage)
Cost of Revenues
Costs associated with payments to industry participants	375,987	89.8	334,839	91.9	245,648	91.5	442,346	71,293	95.2
Direct costs	42,793	10.2	29,596	8.1	22,781	8.5	22,092	3,561	4.8
Total cost of revenues	418,780	100.0	364,435	100.0	268,429	100.0	464,438	74,854	100.0

Costs associated with payments to industry participants represent consideration paid to (i) payment channels for collecting sales proceeds from users; (ii) handset companies for pre-installing Maopao platform products onto their handsets before shipment; (iii) third-party distribution channels through which we publish our licensed games; and (iv) content providers for licensing applications and content that we offer on our Maopao platform or through third-party distribution channels.

•	Payment channels. We have been collecting a large portion of our proceeds from the three dominant mobile network operators in China directly without engaging mobile service providers as intermediaries, and in return share with them a percentage of our sales proceeds collected through them. We plan to deepen our cooperation with the mobile network operators to achieve faster payment collection at lower payment channel costs. To a lesser extent, we also collaborate with a number of mobile service providers to collect sales proceeds through payment channels of mobile network operators and in turn generally share with them a percentage of our sales proceeds collected through them. See “Item 4. Information on the Company — A. Business Overview. — Payment Channels.”

•	Handset companies. We generally pay handset companies a percentage of the revenue that are generated from their handsets or a fixed fee based on number of activations. To identify a particular handset company and users purchases from its handsets, a designated authorization code is built in to its handset when pre-installing Maopao platform products.

•	Third-party distribution partners. We generally pay third-party distribution partners a percentage of sales proceeds from the games distributed through their properties.

•	Content providers. We typically pay content providers a percentage of the revenue derived from their applications or mobile content or a fixed fee based on number of activations. To a lesser extent, we selectively purchase applications and mobile contents from content providers, the payment of which is included in our cost of revenues at the time of the acquisition. We do not capitalize and amortize such payments over the life of the application or mobile content because such applications and mobile content usually have short life cycles and the acquisition cost for each application or mobile content is relatively low.

Direct costs primarily include employee salaries and benefits, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao platform. The decrease in direct costs was primarily due to decreased headcounts for our feature phone business as we transitioned to the smartphone business.

Our gross margins were 30.3%, 24.9%, 24.8% and 20.7% in the fiscal years ended March 31, 2013 and 2014 and in the nine months ended December 31, 2013 and 2014, respectively. The decrease in our gross margin from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014 and from the nine months ended December 31, 2013 to the nine months ended December 31, 2014 was primarily a result of the higher revenue contribution of our smartphone business. Our smartphone business in general has a lower profit margin compared to our feature phone business as we generally offer more attractive revenue sharing propositions to smartphone content providers and handset companies, in an effort to facilitate our transition to the smartphone business.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, general and administration expenses and other operating income. The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of our total operating expenses for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2013		2014		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)
	(in thousands, except percentage)
Operating Expenses*
Research and development expenses	73,027	41.6	38,644	30.3	29,525	30.8	25,943	4,181	25.3
Sales and marketing expenses	35,369	20.1	36,351	28.5	26,357	27.5	31,219	5,032	30.4
General and administration expenses	69,491	39.6	58,401	45.7	43,909	45.8	46,966	7,570	45.7
Other operating income, net	(2,320)	(1.3)	(5,772)	(4.5)	(3,973)	(4.1)	(1,481)	(239)	(1.4)

Total operating expenses	175,567	100.0	127,624	100.0	95,818	100.0	102,647	16,544	100.0

____________

* Includes share-based compensation expenses as follows:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,
Share-Based Compensation	2013	2014	2013	2014
Data	RMB	RMB	RMB	RMB	US$
			(Unaudited)
	(in thousands)
Research and development expenses	5,900	4,338	3,716	360	58

Sales and marketing expenses	2,067	3,613	3,398	127	20

General and administration expenses	14,017	8,691	5,520	3,365	542

Total share-based compensation expenses	21,984	16,642	12,634	3,852	620

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao platform products and communication fees we paid for testing our research and development work. Research and development expenses accounted for 12.1%, 8.0%, 8.3% and 4.4% of our total revenues in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2013 and 2014, respectively.

Our research and development expenses decreased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014 and from the nine months ended December 31, 2013 to the nine months ended December 31, 2014, primarily because we reduced resources allocated to our feature phone business.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, traveling, entertainment, office expenses and market survey fees related to our sales and marketing activities. Sales and marketing expenses accounted for 5.9%, 7.5%, 7.4% and 5.3% of our total revenues in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2013 and 2014, respectively.

Our sales and marketing expenses increased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014 and from the nine months ended December 31, 2013 to the nine months ended December 31, 2014, primarily due to increased sales and marketing efforts, which was in line with the expansion of our smartphone business. We expect that our sales and marketing expenses to continue to increase as we promote our Maopao brand and expand our smartphone business.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred for general corporate purposes. General and administration expenses accounted for approximately 11.6%, 12.0%, 12.3% and 8.0% of our total revenues in the fiscal years ended March 31, 2013 and 2014 and in the nine months ended December 31, 2013 and 2014, respectively.

Our general and administration expenses decreased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014, primarily due to decreased headcounts for our general and administrative personnel in an effort to enhance labor efficiency. Our general and administration expenses increased from the nine months ended December 31, 2013 to the nine months ended December 31, 2014, primarily due to the increased professional fee in line with the continued expansion of our business and change of our fiscal year. We expect our general and administration expenses, including expenses related to maintaining effective internal control over financial reporting and complying with our reporting obligations, to remain relatively stable in the future. We also expect to incur additional general and administrative expenses in line with the expansion of our business.

Other operating income, net

Our other operating income in the nine months ended December 31, 2014 was RMB1.5 million (US$0.2 million), which primarily related to local government grants of RMB1.5 million. Our other operating income in the fiscal year ended March 31, 2014 was RMB5.8 million, which primarily related to local government grants of RMB4.0 million and reimbursement from the depositary of RMB1.9 million related to the ADS program. Other operating income in the fiscal year ended March 31, 2013 was RMB2.3 million, which primarily related to local government grants of RMB2.9 million for certain research and development projects.

Other Gains and Losses

We had other gains of RMB15.5 million, RMB17.5 million, RMB11.6 million and RMB17.7 million (US$2.9 million) in fiscal 2013 and 2014 and the nine months ended December 31, 2013 and 2014, respectively. Other gains in the nine months ended December 31, 2014 primarily related to interest income of RMB15.1 million and change in fair value of investment at FVTPL of RMB3.8 million, partially offset by an exchange loss of RMB0.6 million. Other gains in the fiscal year ended March 31, 2014 primarily related to interest income of RMB15.9 million, income on short-term investments of RMB2.6 million and change in fair value of investment at FVTPL of RMB1.1 million, partially offset by an exchange loss of RMB2.1 million. Other gains in the fiscal year ended March 31, 2013 primarily related to interest income of RMB16.2 million, partially offset by an exchange loss of RMB0.4 million.

Impairment on Investment in Associates

We recognized a RMB0.8 million impairment of our investment in Mingyou and a RMB1.9 million impairment of our investment in Brtech during the nine months ended December 31, 2014, a RMB0.7 million impairment of our investment in Dream Sky during the fiscal year ended March 31, 2014, and a RMB1.4 million impairment of our investment in DigiMobi during the fiscal year ended March 31, 2013, due to their continued underperformance and the negative discounted cash flow forecasts.

Impairment on an Available-for-sale Investment

We recognized a RMB0.8 million impairment of our investment in Mokee during the fiscal year ended March 31, 2014 due to its continued underperformance and the negative discounted cash flow forecast. We did not recognize any impairment on an available-for-sale investment in the nine months ended December 31, 2014 or the fiscal year ended March 31,2013.

Share of Results of Associates

We had 26 associates as of December 31, 2014, all of which are private companies primarily engaged in wireless technology development and related applications in the PRC. The results, assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan initially was 15,000,000 shares. As of December 31, 2014, an aggregate of 8,033,146 restricted shares and options to purchase 1,394,193 common shares were outstanding under the 2010 Plan. See “—Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Executive Officers—Share Incentive Plan.”

On April 1, 2010, we granted 1,443,600 share options to our employees. On September 15, 2010, we granted an aggregate of 3,320,400 share options with exercise prices of US$0.26 per share to our executive officers and other employees. On January 6, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to our executive officers and other employees. On January 9, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to our executive officers and other employees.

On April 1, 2010, Xplane Ltd. issued 493,400 of its restricted shares to its shareholders who were also our employees. Of these 493,400 shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth, and fifth anniversaries of the grant date. We measured the fair value of these restricted shares based on the fair value of our shares, as Xplane Ltd. has no other assets except for its investment in us. The fair value of such restricted shares as of April 1, 2010 was RMB126 (US$19) per share. We recognize the total amount of approximately RMB62.4 million as compensation expense over the five-year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity.

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

On April 15, October 30 and November 18, 2013, we issued 100,000, 1,600,000 and 40,000 restricted shares to our directors and senior management. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. These shares vest one-fourth or one-third on each anniversary of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43), respectively. We will recognize the total amount of RMB5,008,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the fiscal year ended March 31, 2014 and the nine-month period ended December 31, 2014, we recognized an aggregate of RMB1,436,000 and RMB271,000 as compensation expense.

On April 21, April 29, May 8 and June 30, 2014, we issued 24,000, 120,000, 160,000 and 160,000 restricted shares to our directors, senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. The shares granted on May 8 was immediately vested. The remaining shares vest one-fourth on each anniversary of the respective grant dates or 30%, 30%, 40% on the first, second and third anniversaries of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB5.91 (US$0.96), RMB5.09 (US$0.83), RMB4.70 (US$0.76) and RMB6.37 (US$1.04), respectively. We will recognize the total amount of RMB2,249,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the nine-month period ended December 31, 2014, we recognized an aggregate of RMB1,065,000 as compensation expense.

On December 31, 2014, we issued 6,252,992 restricted shares to certain of our senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest 20%, 20%, 30% and 30% at the end of 4 months, 12 months, 24 months and 36 months of the respective grant dates, respectively. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB2.91 (US$0.48). We will recognize the total amount of RMB18,222,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity.

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

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Our PRC subsidiaries and SPEs other than Hangzhou Sky, Mijia, Miyi, Najia and Mopin are currently subject to the EIT rate of 25%.

Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or that conduct business in encouraged sectors, whether FIEs or domestic companies. On February 22, 2008, the MOF and SAT promulgated the Notice on Several Preferential Policies in Respect of Enterprise Income Tax, or Notice No. 1, reiterating the policy that a software enterprise newly established within China may, upon determination, be exempted from income taxes for its first two profit-making years and shall be subject to the income tax at half the standard rate for the next three years.

On April 24, 2009, the MOF and SAT promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on Enterprise Income Tax, which states that software enterprises and integrated circuit production enterprises established prior to the end of 2007 may, upon certification, enjoy the preferential policies on the EIT reductions and exemptions within specified periods as provided in Notice No. 1. Therefore, as a “software enterprise,” Hangzhou Sky was entitled to an exemption from the EIT in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 was 12.5%. In addition, Hangzhou Sky qualified as a “high and new technology enterprise” in 2011, entitling it to a 15% preferential EIT rate from 2011 to 2013. In 2013, Hangzhou Sky obtained the “key software development enterprise” status, which entitles it to a preferential EIT tax rate of 10% for two years from 2013 to 2014. In 2014, Hangzhou Sky renewed the status of its “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2014 to 2016.

Mijia, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and is entitled to a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 was 12.5%. In 2013, Mijia was qualified as a “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2013 to 2015.

Miyi, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Miyi from 2015 to 2017 is 12.5%.

Najia, one of our SPEs, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Najia from 2015 to 2017 is 12.5%.

Mopin, as a “software enterprise,” is entitled to a two-year full exemption from EIT from the first year of profitable operation after offsetting prior years’ tax losses, and a 50% reduction of the applicable EIT rate for the succeeding three years.

However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and continued qualification as a “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, Hangzhou Sky, Mijia, Miyi, Najia or Mopin may not meet the qualifications and the relevant government authorities may revoke their “high and new technology enterprise” or “software enterprise” status in the future. Any increase in these entities’ EIT rate may materially adversely affect our results of operations.

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

PRC Business Tax and Value Added Tax

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. In November 2011, the MOF and the SAT jointly issued two circulars setting out the details of the VAT Pilot Program, which changes business tax to value-added tax for certain industries, including, among others, transportation services, research and development and technical services, information technology services, and cultural and creative services. The VAT Pilot Program initially applied only to these industries in Shanghai, and has been expanded to eight additional provinces, including Beijing, Tianjin, Zhejiang Province (including Ningbo), Anhui Province, Guangdong Province (including Shenzhen), Fujian Province (including Xiamen), Hubei Province and Jiangsu Province in 2012. On May 24, 2013, the MOF and the SAT jointly issued the Circular on Tax Policies on the Nationwide Expansion of the Pilot Program for the Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or Circular 37, which expanded the VAT Pilot Program nationwide as of August 1, 2013. Pursuant to the Circular on the Inclusion of Telecommunications Industry in the Pilot Collection of Value-added Tax in Lieu of Business Tax promulgated by MOF and the SAT on April 29, 2014, or Circular 43, Circular 37 has been replaced by Circular 43 and the VAT Pilot Program has been expanded to cover telecommunication service, as currently conducted by us, as of June 1, 2014.

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

We believe that the following accounting policies involve a higher degree of judgment and complexity in their applications and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this transition report.

Fiscal Year

We have changed our fiscal year to end on December 31, effective from the calendar year ended December 31, 2014. Previously, our fiscal year ended on March 31.

Revenue Recognition

Single-player Game Revenue

We generate single-player game revenue from sales of self-developed and licensed single-player games through our Maopao platform and third-party distribution channels. We operate most of our single-player games under a free-to-play model. Under the free-to-play model, mobile game players can download the games to their mobile devices free-of-charge, while they may also purchase in-game virtual items or premium features to enhance gaming experience. We have entered into cooperation agreements with handset companies to pre-install our Maopao platform products on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. We contract with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, as well as contract directly with mobile network operators to collect payment from the our customers on our behalf. Mobile network operators and mobile service providers are entitled to commissions, which are a percentage of the gross fees collected from our customers by the mobile network operators. We also pay content fees and service fees to content developers and handset companies, respectively, based on a prescribed percentage of the gross proceeds confirmed by the mobile network operators.

For revenues from the sale of in-app virtual items, premium features and other contents from our application stores, we recognize revenue on a gross basis at the time when each purchase is successfully made and the collectability is reasonably assured. We act as the primary obligor and recognize 1) the commissions retained by mobile network operators and mobile service providers and 2) content fees and service fees mentioned above as cost of revenues in our consolidated statements of profit or loss and other comprehensive income. As the virtual items are immediately consumed, revenue is recognized upon consumption.

For certain single player games, we act as the agent of the relevant content providers to facilitate the payment collection, as we are not involved in the operation of the games and the relevant content providers are the primary obligors in the arrangement. Under such circumstances, the amount of revenue we recognize equals the net proceeds after deducting the amount shared by the content providers. As we have no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognized upon the purchase of such in-game virtual items and premium features.

Multiplayer Game Revenue

We offer multiplayer games through our Maopao Community and other distribution channels. Users can top up their accounts using a number of payment options including pre-paid phone cards, pre-paid game cards, bank debit cards and online payment solutions, to purchase virtual items and premium features in the multiplayer games. We collect payment through payment processing agents or mobile service providers, who are entitled to a commission for processing customer prepayments. Customer accounts are first charged up with cash credit and recorded as advance payment, which may be consumed to purchase in-game virtual items and later recorded into deferred revenue.

Multiplayer game revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from 1 to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users. We assess these estimates on a regular basis to ensure the accuracy of the data.

For certain multiplayer games, we act as the agent of the relevant content providers to facilitate the payment collection, as we are not involved in the operation of the games and the content providers are the primary obligor in the arrangement. Under such circumstances, the amount of revenue we recognize equals the net proceeds after deducting the amounts shared by the content providers. As we have no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognized upon the purchase of in-game virtual items and premium features.

Other Revenue

We also allow content providers, mobile network operators and mobile service providers to sell their mobile applications and other contents to mobile users through Maopao Platform, for which we charge a commission based on a percentage of the revenue earned from those applications or number of active users. We record such revenue as other revenues upon receipt of monthly statements from the content providers, mobile network operators and mobile service providers.

Other revenue also include single-player game revenues we generated from overseas through overseas mobile service providers in the same way disclosed above. We recognize such revenue upon receipt of acknowledgement of successful downloads from these mobile service providers.

Taxation

We estimate income tax expense for each jurisdiction in which we operate and for each period presented, which includes estimating current tax exposure as well as assessing realizable deferred tax assets and deferred tax liabilities.

As of March 31, 2013, 2014 and December 31, 2014, our deferred tax assets were RMB1.8 million, RMB2.0 million and RMB2.7 million (US$0.4 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, as net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period in which such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of profit or loss and other comprehensive income in the period in which such determination is made.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2014, no deferred tax assets had been recognized in respect of tax losses of RMB32.9 million (US$5.3 million).

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

Consolidation of SPEs

PRC laws restrict foreign ownership of telecommunication businesses. To comply with the PRC laws, we conduct substantially all of our telecommunication business through our SPEs and their subsidiaries. Through Dianneng, one of our subsidiaries in the PRC, we have entered into contractual arrangements with each of our SPEs and their shareholders, such that they are considered special purpose entities that we control. We believe we have substantive termination rights pursuant to the purchase option agreements, which allow us to control the shareholders of these SPEs. We believe that the purchase option agreements are currently exercisable and legally enforceable under PRC law.

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

Consolidated Results of Operations

The following table sets forth a summary of our consolidated results of operations by amount and as a percentage of our total revenues for the periods indicated. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this transition report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,
	2013		2014		2013		2014
	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)
	(in thousands, except number of shares and per share data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	601,107	100.0	485,551	100.0	356,987	100.0	586,033	94,452	100.0
Cost of revenues from third parties	(412,246)	(68.6)	(339,982)	(70.0)	(248,081)	(69.5)	(437,919)	(70,580)	(74.7)
Cost of revenues from related parties	(6,534)	(1.1)	(24,453)	(5.1)	(20,348)	(5.7)	(26,519)	(4,274)	(4.5)
Gross profit	182,327	30.3	121,116	24.9	88,558	24.8	121,595	19,598	20.7
Research and development expenses	(73,027)	(12.1)	(38,644)	(8.0)	(29,525)	(8.3)	(25,943)	(4,181)	(4.4)
Sales and marketing expenses	(35,369)	(5.9)	(36,351)	(7.5)	(26,357)	(7.4)	(31,219)	(5,032)	(5.3)
General and administration expenses	(69,491)	(11.6)	(58,401)	(12.0)	(43,909)	(12.3)	(46,966)	(7,570)	(8.0)
Other operating income, net	2,320	0.4	5,772	1.2	3,973	1.1	1,481	239	0.3
Profit (loss) from operations	6,760	1.1	(6,508)	(1.4)	(7,260)	(2.0)	18,948	3,054	3.2
Other gains and losses	15,531	2.6	17,482	3.6	11,572	3.2	17,741	2,859	3.0
Impairment of investment in associates	(1,367)	(0.2)	(727)	(0.1)	(727)	(0.2)	(2,673)	(431)	(0.5)
Impairment of an available-for-sale investment	—	—	(800)	(0.2)	(800)	(0.2)	—	—	—
Share of results of associates	(935)	(0.2)	2,428	0.5	3,390	0.9	8,510	1,372	1.5
Gain on disposal of an associate	—	—	—	—	—	—	57,351	9,243	9.8
Profit before tax	19,989	3.3	11,875	2.4	6,175	1.7	99,877	16,097	17.0
Income tax expense	(2,733)	(0.4)	(7,218)	(1.4)	(6,147)	(1.7)	(1,156)	(186)	(0.2)
Profit for the year	17,256	2.9	4,657	1.0	28	0.0	98,721	15,911	16.8

Nine Months Ended December 31, 2014 Compared to Nine Months Ended December 31, 2013

Revenues increased by 64.2%, or RMB229.0 million, to RMB586.0 million (US$94.5 million) in the nine months ended December 31, 2014 from RMB357.0 million in the nine months ended December 31, 2013, primarily due to the continued strong growth in our smartphone business, partially offset by the continued decline in our feature phone business. We have since 2012 gradually shifted our strategic focus from feature phones to smartphones. Approximately 84.1% and 15.9% of our revenues were derived from our smartphone and feature phone business in the nine months ended December 31, 2014, respectively, compared to 34.3% and 65.7% of revenues derived from our smartphone and feature phone business in the nine months ended December 31, 2013, respectively.

Revenue from Smartphone Business

Revenue from single-player games increased significantly by 358.6%, or RMB293.3 million, to RMB375.1 million (US$60.5 million) in the nine months ended December 31, 2014 from RMB81.8 million in the nine months ended December 31, 2013. Revenue from single-player games as a percentage of our total revenues increased from 22.9% in the nine months ended December 31, 2013 to 64.0% in the nine months ended December 31, 2014. The increases were primarily attributable to (i) the increased popularity of our single-player games for smartphones, as we invested significantly in further expanding our content offerings with more diversified single-player games that cater to our growing customer base, and (ii) our continued efforts in strengthening the distribution and monetization of single-user games for smartphones through our Maopao platform and third-party distribution partners.

Revenue from multi-player games increased significantly by 230.1%, or RMB50.5 million, to RMB72.4 million (US$11.7 million) in the nine months ended December 31, 2014 from RMB21.9 million in the nine months ended December 31, 2013. Revenue from multi-player games as a percentage of our total revenues increased from 6.1% in the nine months ended December 31, 2013 to 12.4% in the nine months ended December 31, 2014. The increases were primarily attributable to our continued efforts to strengthen the distribution and monetization of multi-player games for smartphone through our Maopao platform and third-party distribution partners.

Other revenues increased significantly by 140.1%, or RMB26.4 million, to RMB45.2 million (US$7.3 million) in the nine months ended December 31, 2014 from RMB18.8 million in the nine months ended December 31, 2013. Other revenues as a percentage of our total revenues increased from 5.3% in the nine months ended December 31, 2013 to 7.7% in the nine months ended December 31, 2014. The increases were primarily attributable to our increased distribution of applications and contents from content providers and mobile network operators through our Maopao platform.

Revenue from Feature Phone Business

Our revenue from feature phone business decreased by 60.2%, or RMB141.1 million, to RMB93.3 million (US$15.0 million) in the nine months ended December 31, 2014 from RMB234.4 million in the nine months ended December 31, 2013. Our revenue from feature phone business as a percentage of our total revenues decreased from 65.7% in the nine months ended December 31, 2013 to 15.9% in the nine months ended December 31, 2014. The decreases were primarily due to the continued decline in our feature phone business, which reflected (i) the shift in our strategic focus from feature phones to smartphones since 2012, and (ii) the continued decline in the Chinese feature phone market in general.

Cost of Revenues. Cost of revenues increased by 73.0%, or RMB196.0 million, from RMB268.4 million in the nine months ended December 31, 2013 to RMB464.4 million (US$74.9 million) in the nine months ended December 31, 2014, primarily attributable to the rapid growth of our smartphone business, partially offset by the continued decline in our feature phone business.

Gross Profit. As a result of the foregoing, gross profit increased by 37.3%, or RMB33.0 million, from RMB88.6 million in the nine months ended December 31, 2013 to RMB121.6 million (US$19.6 million) in the nine months ended December 31, 2014. Our gross margin was 20.7% in the nine months ended December 31, 2014, compared to 24.8% in the nine months ended December 31, 2013, primarily due to the higher revenue contribution of our smartphone business in the nine months ended December 31, 2014, which generally has a lower profit margin as we typically offer more attractive revenue sharing propositions to our smartphone business partners, in an effort to expand our smartphone user base and further improve our smartphone content offerings, as opposed to the revenue sharing arrangements with our feature phone business partners.

Operating Expenses. Operating expenses increased by 7.1%, or RMB6.8 million, from RMB95.8 million in the nine months ended December 31, 2013 to RMB102.6 million (US$16.5 million) in the nine months ended December 31, 2014. The increase in our operating expenses was primarily due to the significant expansion of our smartphone business, partially offset by the decrease in headcount for our declining feature phone business and our efforts to enhance labor efficiency.

•	Sales and marketing expenses increased by 18.4%, or RMB4.9 million, to RMB31.2 million (US$5.0 million) in the nine months ended December 31, 2014 from RMB26.4 million in the nine months ended December 31, 2013, primarily due to increased sales and marketing activities to promote our Maopao brand and smartphone business. The number of our sales and marketing employees increased from 128 as of December 31, 2013 to 157 as of December 31, 2014. In the nine months ended December 31, 2014, we recorded RMB0.1 million (US$20 thousand) in share-based compensation under sales and marketing expenses, which decreased by RMB3.3 million from RMB3.4 million in the nine months ended December 31, 2013.

•	General and administration expenses increased by 7.0%, or RMB3.1 million, from RMB43.9 million in the nine months ended December 31, 2013 to RMB47.0 million (US$7.6 million) in the nine months ended December 31, 2014, primarily due to the increased professional fee, primarily including audit and legal fee, in line with the continued expansion of our business, partially offset by cost savings associated with our strengthened cost control efforts. In the nine months ended December 31, 2014, we recorded RMB3.4 million (US$0.5 million) in share-based compensation under general and administration expenses, which decreased by RMB2.1 million from RMB5.5 million in the nine months ended December 31, 2013.

•	Research and development expenses decreased by 12.1%, or RMB3.6 million, from RMB29.5 million in the nine months ended December 31, 2013 to RMB25.9 million (US$4.2 million) in the nine months ended December 31, 2014, primarily due to the decreased staff cost as we rebalanced resources between the smartphone and feature phone businesses. In the nine months ended December 31, 2014, we recorded RMB0.4 million (US$58 thousand) in share-based compensation under research and development expenses, which decreased by RMB3.3 million from RMB3.7 million in the nine months ended December 31, 2013.

Profit (loss) from Operations. As a result of the foregoing, we incurred profit from operations of RMB18.9 million (US$3.1 million) in the nine months ended December 31, 2014, compared to loss from operations of RMB7.3 million in the nine months ended December 31, 2013.

Other Gains and Losses. Other gains increased by 53.3%, or RMB6.2 million, from RMB11.6 million in the nine months ended December 31, 2013 to RMB17.7 million (US$2.9 million) in the nine months ended December 31, 2014. The increase in other gains was primarily attributable to change in fair value of investment at FVTPL of RMB3.8 million (US$0.6 million) and increase in interest income of RMB1.3 million (US$0.2 million).

Impairment of Investment in Associates. Impairment of investment in associates in the nine months ended December 31, 2014 primarily related to our investment in Mingyou and Brtech due to their poor business performance and negative discounted cash flow forecasts. Impairment of investment in an associate in the nine months ended December 31, 2013 primarily related to our investment in Dream Sky due to its poor business performance and negative discounted cash flow forecast.

Share of Results of Associates. Our share of results of associates increased from RMB3.4 million in the nine months ended December 31, 2013 to RMB8.5 million (US$1.4 million) in the nine months ended December 31, 2014, primarily attributable to our investments in 25 companies in the nine months ended December 31, 2014, which are primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, our profit before tax increased significantly from RMB6.2 million in the nine months ended December 31, 2013 to RMB99.9 million (US$16.1 million) in the nine months ended December 31, 2014.

Income Tax Expense. Our income tax expenses decreased by 81.1%, or RMB5.0 million, from RMB6.1 million in the nine months ended December 31, 2013 to RMB1.2 million (US$0.2 million) in the nine months ended December 31, 2014. The decrease in our income tax expenses was primarily due to the additional income tax expenses in the nine months ended December 31, 2013, which was triggered by the inter-group transfer of an associate due to our change of investment strategy.

Profit for the Period. As a result of the foregoing, profit for the period increased from RMB28 thousand in the nine months ended December 31, 2013 to RMB98.7 million (US$15.9 million) in the nine months ended December 31, 2014.

Fiscal Year Ended March 31, 2014 Compared to Fiscal Year Ended March 31, 2013

Revenues decreased by 19.2%, or RMB115.6 million, to RMB485.6 million in fiscal 2014 from RMB601.1 million in fiscal 2013, primarily due to the continued decline in our feature phone business, partially offset by the stronger than expected growth in our smartphone business.

Prior to the second calendar quarter of 2014, we categorized our revenues into application store revenues and Maopao community revenues. Application store revenues refer to revenues from sales of mobile applications and other content through our mobile application stores, Maopao App Store and Maopao Game Center. Maopao community revenues refer to revenue generated from user purchases of virtual items and premium features in Maopao Community.

Application store revenues decreased by 28.6%, or RMB109.3 million, from RMB381.6 million in fiscal 2013 to RMB272.3 million in fiscal 2014, primarily due to the continued decline in our feature phone business, partially offset by the stronger than expected growth in our smartphone business. Our cumulative number of users increased from approximately 1.2 billion as of March 31, 2013 to approximately 1.4 billion as of March 31, 2014, among which approximately 147.3 million were smartphone users. Average revenue per download on Maopao platform increased due to improved content installations. See “— Factors Affecting Our Results of Operations — Our ability to address challenges associated with policy changes and mobile network operators’ business practices.” We have invested significantly in further expanding our content offerings with more diversified applications and licensed games from third party developers in China.

Our Maopao Community revenues decreased by 18.9%, or RMB33.6 million, from RMB177.7 million in fiscal 2013 to RMB144.0 million in fiscal 2014, primarily due to the continued decline in our feature phone business. We expect that our Maopao Community revenues to continue to represent a significant percentage of total revenues in the near future as we focus on increasing the average revenue per user in our Maopao Community and migrating our feature phone Maopao Community users to smartphones.

Other revenues increased by 65.3%, or RMB27.3 million, from RMB41.9 million in fiscal 2013 to RMB69.2 million in fiscal 2014, primarily attributable to our increased distribution of applications and contents from content providers, mobile network operators and mobile service providers through our Maopao platform.

Cost of Revenues. Cost of revenues decreased by 13.0%, or RMB54.3 million, from RMB418.8 million in fiscal 2013 to RMB364.4 million in fiscal 2014, primarily attributable to (i) the decline in our feature phone business and (ii) decreased payment channel costs as we have been increasingly collaborating directly with mobile network operators to collect sales proceeds.

Gross Profit. As a result of the foregoing, gross profit decreased by 33.6%, or RMB61.2 million, from RMB182.3 million in fiscal 2013 to RMB121.1 million in fiscal 2014. Our gross margin was 24.9% in fiscal 2014, compared to 30.3% in fiscal 2013, primarily due to the higher revenue contribution of our smartphone business in fiscal 2014 which generally has a lower profit margin as we generally offer more attractive revenue sharing propositions to our smartphone business partners, in an effort to facilitate our transition to the smartphone business.

Operating Expenses. Operating expenses decreased by 27.3%, or RMB47.9 million, from RMB175.6 million in fiscal 2013 to RMB127.6 million in fiscal 2014. The decrease in our operating expenses was primarily due to the decrease in total headcount for our declining feature phone business and our efforts to enhance labor efficiency.

•	Sales and marketing expenses increased by 2.8%, or RMB1.0 million, to RMB36.4 million in fiscal 2014 from RMB35.4 million in fiscal 2013, primarily due to increased sales and marketing activities to promote our Maopao brand and smartphone business. The number of our sales and marketing employees increased from 111 as of March 31, 2013 to 128 as of March 31, 2014. In fiscal 2014, we recorded RMB3.6 million in share-based compensation under sales and marketing expenses, which increased by RMB1.5 million from RMB2.1 million in fiscal 2013.

•	General and administration expenses decreased by 16.0%, or RMB11.1 million, from RMB69.5 million in fiscal 2013 to RMB58.4 million in fiscal 2014, primarily due to our strengthened cost control efforts. In fiscal 2014, we recorded RMB8.7 million in share-based compensation under general and administration expenses, which decreased by RMB5.3 million from RMB14.0 million in fiscal 2013.

•	Research and development expenses decreased by 47.1%, or RMB34.4 million, from RMB73.0 million in fiscal 2013 to RMB38.6 million in fiscal 2014, primarily due to decreased headcount for our research and development personnel as we balanced resources between the smartphone and feature phone businesses. Our research and development staff decreased from 218 as of March 31, 2013 to 157 as of March 31, 2014. In fiscal 2014, we recorded RMB4.3 million in share-based compensation under research and development expenses, which decreased by RMB1.6 million from RMB5.9 million in fiscal 2013.

Profit (loss) from Operations. As a result of the foregoing, we incurred loss from operations of RMB6.5 million in fiscal 2014, compared to profit from operations of RMB6.8 million in fiscal 2013.

Other Gains and Losses. Other gains increased by 12.6%, or RMB2.0 million, from RMB15.5 million in fiscal 2013 to RMB17.5 million in fiscal 2014. The increase in other gains was primarily attributable to income on short-term investments of RMB2.6 million, which related to a fixed-income financial product we purchased from a Chinese bank, partially offset by a 1.8% decrease in interest income from RMB16.2 million in fiscal 2013 to RMB15.9 million in fiscal 2014.

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

Share of Results of Associates. Our share of results of associates increased from RMB0.9 million in fiscal 2013 to RMB2.4 million in fiscal 2014, primarily attributable to our investments in Shanghai Fangcun Information Technology Co., Ltd. and eight additional associates in fiscal 2014, all of which are private companies primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, our profit before tax decreased by 40.6%, or RMB8.1 million, from RMB20.0 million in fiscal 2013 to RMB11.9 million in fiscal 2014.

Income Tax Expense. Our income tax expenses increased by 164.1%, or RMB4.5 million, from RMB2.7 million in fiscal 2013 to RMB7.2 million in fiscal 2014. The increase in our income tax expenses was primarily due to additional income tax expenses triggered by the inter-group transfer of an associate due to our change of investment strategy. Such additional income tax was paid to the relevant tax bureau in April 2014.

Profit for the Year. As a result of the foregoing, profit for the year decreased from RMB17.3 million in fiscal 2013 to RMB4.7 million in fiscal 2014.

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2013 and 2014 and December 31, 2014, we had RMB135.0 million, RMB79.1 million and RMB205.0 million (US$33.0 million) in cash and cash equivalents, respectively.

As a holding company, we may rely on dividends and other distributions from our PRC subsidiaries for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with relevant accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”), if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The statutory reserve, equal to RMB1.0 million as of December 31, 2014, is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity in our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China, represents amounts that are free of restriction.

Such amounts differ from subsidiary or SPE equity less statutory reserve as determined under IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserve funding, determined in accordance with PRC GAAP, amounted to RMB355.6 million (US$57.3 million) as of December 31, 2014. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements and when our PRC subsidiaries distribute dividends to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not plan to declare and pay any dividends on our shares or ADSs in the near future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,
	2013	2014	2013	2014
	RMB	RMB	RMB	RMB	US$
			(Unaudited)
	(in thousands)
Net cash provided by (used in) operating activities	73,289	47,846	64,967	(16,534)	(2,665)
Net cash (used in) provided by investing activities	(54,543)	(76,051)	7,851	244,147	39,351
Net cash used in financing activities	(20,830)	(25,818)	(23,190)	(101,132)	(16,300)

Net decrease in cash and cash equivalents	(2,084)	(54,023)	49,628	126,481	20,386
Cash and cash equivalents at beginning of year	137,538	135,025	135,025	79,057	12,741
Effect of foreign exchange rate changes	(429)	(1,945)	(2,844)	(571)	(92)
Cash and cash equivalents at end of year	135,025	79,057	181,809	204,967	33,035

Cash provided by operating activities was RMB73.3 million, RMB47.8 million and RMB65.0 million in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2013, respectively, and cash used in operating activities was RMB16.5 million (US$2.7 million) in the nine months ended December 31, 2014. The cash outflow in the nine months ended December 31, 2014 was primarily due to the increased turnover date of trade receivables from mobile network operators as we offered more favorable payment terms to our smartphone business partners. The decrease in the fiscal year ended March 31, 2014 was primarily attributable to a decrease in profit before tax resulted from (i) the continued decline in our feature phone business, and (ii) the higher revenue contribution of our smartphone business, which generally has a lower gross margin. The increase in the fiscal year ended March 31, 2013 was primarily attributable to cost savings from direct cooperation with China Mobile on the game platform. For a detailed reconciliation of our net income to net cash provided by/used in operating activities, please refer to our consolidated cash flow statements contained in this transition report.

We had RMB244.1 million (US$39.4 million) net cash from investing activities for the nine months ended December 31, 2014 primarily due to (i) RMB148.5 million in disposal of investment at FVTPL, (ii) RMB92.3 million of proceeds of disposal of an associate, (iii) RMB50.0 million of redemption of short-term investments, and (iv) a RMB13.4 million decrease in term deposits, partially offset by RMB58.1 million of payment of investment in associates. We had RMB7.9 million net cash provided by investing activities for the nine months ended December 31, 2013 primarily due to RMB7.1 million of interest income received. We had RMB76.0 million net cash used in investing activities for the fiscal year ended March 31, 2014 primarily due to (i) RMB215.0 million in purchase of investment at FVTPL and short-term investments, (ii) a RMB50.2 million investment in associates, and (iii) RMB2.0 million in purchases of property and equipment, partially offset by a RMB177.5 million decrease in term deposits and a RMB12.8 million interest income received. We had RMB54.5 million net cash used in investing activities for the fiscal year ended March 31, 2013 primarily due to (i) a RMB34.9 million increase in term deposits, (ii) a RMB32.1 million increase in investment in payment of investment in associates and available-for-sale investments, and (iii) RMB3.4 million in purchases of property and equipment, partially offset by a RMB16.2 million interest income received.

We had RMB101.1 million (US$16.3 million) net cash used in financing activities for the nine months ended December 31, 2014 primarily due to RMB103.1 million in payments for share repurchase, partially offset by RMB1.0 million from the exercise of share options. We had RMB23.2 million net cash used in financing activities for the nine months ended December 31, 2013 primarily due to RMB28.0 million in payments for repurchase of common shares, partially offset by RMB3.6 million from the exercise of share options and RMB1.2 million of capital contributions from non-controlling interests. We had RMB25.8 million net cash used in financing activities for the fiscal year ended March 31, 2014, primarily consisting of RMB34.2 million in payments for repurchase of common shares, partially offset by RMB7.1 million from the exercise of share options and RMB1.2 million of capital contributions from non-controlling interests. We had RMB20.8 million net cash used in financing activities for the fiscal year ended March 31, 2013, primarily consisting of RMB25.3 million in payments for repurchase of common shares, partially offset by RMB2.5 million from the exercise of share options and RMB2.0 million of capital contributions from non-controlling interests.

Capital Expenditures

We had capital expenditures of RMB3.4 million, RMB2.0 million, RMB1.4 million and RMB5.7 million (US$0.9 million ) in the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2013 and 2014, respectively, which were mainly used to purchase servers and computers to support the expansion of our business.

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

Our directors anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2010 – 2012 Cycle will have no material impact on our consolidated financial statements.

Annual Improvements to IFRSs 2011 - 2013 Cycle

The Annual Improvements to IFRSs 2011 - 2013 Cycle include a number of amendments to various IFRSs, in which the relevant amendments are summarized below.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether:

(a)	The property meets the definition of investment property in terms of IAS 40; and

(b)	The transaction meets the definition of a business combination under IFRS 3.

Our directors anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011 – 2013 Cycle will have no material impact on our consolidated financial statements.

Annual Improvements to IFRSs 2012 - 2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarized below.

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued. The amendments apply prospectively.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets and clarify that the offsetting disclosures (introduced in the amendments to IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities issued in December 2011 and effective for periods beginning on or after 1 January 2013) are not explicitly required for all interim statements to comply with IAS 34 Interim Financial Reporting.

The amendment to IAS 19 clarify that the high quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the market for high quality corporate bonds being assessed at currency level. The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied. Any initial adjustment arising should be recognized in retained earnings at the beginning of that period.

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same item as the interim financial statements.

Our directors do not anticipate that the application of these will have a material effect on our consolidated financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization

The amendments of IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

(a)	When the intangible asset is expressed as a measure of revenue; or
(b)	When it can be demonstrated that revenue and consumption of the economic benefits of the intangible assets are highly correlated.

The amendments apply prospectively for annul periods beginning on or after 1 January 2016. Currently, we use the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets respectively. Our directors believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, our directors do not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on our consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for de-recognition, and was further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Based on our financial assets and financial liabilities as at December 31, 2014, our directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of our available-for-sale investments and is not likely to have significant impact on the amounts of our other financial assets and financial liabilities. Regarding our available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

Our directors anticipate that the application of the other new and revised IFRSs will have no material impact on our consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction prices.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

Our directors anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

Our directors anticipate that the application of the other new and revised IFRSs will have no material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of December 31, 2014, our research and development staff consisted of 182 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

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

In each of the fiscal years ended March 31, 2013 and 2014 and the nine months ended December 31, 2013 and 2014, our research and development expenses were RMB73.0 million, RMB38.6 million, RMB29.5 million and RMB25.9 million (US$4.2 million), representing 12.1%, 8.0%, 8.3% and 4.4% of our total revenues during the same periods, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this transition report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2013 to December 31, 2014 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	12,004	10,780	1,224	—	—
Capital commitments	9,102	9,102	—	—	—

Total	21,106	19,882	1,224	—	—

G.	Safe Harbor

This transition report contains forward-looking statements that relate to future events, including our prospects, future operating results and future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

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

This transition report also contains data related to the mobile applications industry in China, including projections that are based on a number of assumptions. The mobile applications industry in China may not grow at projected rates, or at all. The failure of the market to grow at projected rates may materially adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the mobile applications industry in China subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market projections is incorrect, our actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this transition report relate only to events or information as of the date on which the statements are made in this transition report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this transition report on Form 20-F in its entirety and review the factors and risks we describe in reports we will file from time to time with the SEC after the date of this transition report. See “Item 10. Additional Information — H. Documents on Display.” with the understanding that our actual future results may be materially different from what we expect. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this transition report. There are no family relationships among any of the directors or executive officers of our company.

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	38	Founder, Chairman and Chief Executive Officer
Kui Zhou	47	Independent Director
Wei Zhou	36	Independent Director
Jimmy Lai	58	Independent Director
Carl Yeung	35	Director
Fischer Xiaodong Chen	45	Chief Financial Officer
Long Zhang	38	Senior Vice President of Game Operations

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

Mr. Kui Zhou has been an independent director of our company since August 2007. Mr. Zhou was appointed as a director by Sequoia Capital China II, L.P., our shareholder. Mr. Zhou has been a principal of Sequoia Capital China since 2005 and a partner of Sequoia Capital China since May 2007. He is also a director of Boyaa Interactive International Limited, a China-based online card and board game developer and operator listed on the Hong Kong Stock Exchange, a director of VanceInfo Technologies Inc., a China-based IT service provider listed on the New York Stock Exchange, and a director of Xiamen Changelight Co., Ltd., a China-based LED and solar cell research and manufacturing company listed on the Growth Enterprises Market of the Shenzhen Stock Exchange. He also serves on the board of several privately held companies, including HDT Holding Technologies Inc., a China-based online advertising and marketing company; Shanghai Hintsoft Software Co., Ltd., a China-based Internet cafe software provider; and Beijing Speedpay Technology Co., Ltd., a high-tech company committed to wireless payment and mobile e-commerce business, all of which are invested by Sequoia Capital China. Prior to joining Sequoia Capital China, Mr. Zhou served as a senior vice president at Legend Capital from 2001 to 2005. From 1999 to 2001, he served as a manager of the corporate business development department of Legend Holdings Ltd. Mr. Zhou received his bachelor’s degree in electrical automation from Wuhan Technology University in 1989 and his master’s of business administration degree from Tsinghua University in 2000.

Mr. Wei Zhou has served as our independent director since December 2010. Mr. Zhou has served as the chief financial officer and managing partner of Locojoy Holdings Limited, a leading mobile game company in China since December 2013. Mr. Zhou was the chief financial officer of Charm Communications Inc., a leading domestic television advertising agency in China listed on NASDAQ from November 2009 to November 2013. Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates a China-based online recruitment website (www.zhaopin.com), from June 2008 to October 2009. Mr. Zhou also served as Zhaopin Limited’s director of strategic planning from July 2005 to May 2007. Mr. Zhou served as an associate director with Abax Global Capital, a Hong Kong based investment fund focusing on direct investments in private and public-sector Chinese companies, from June 2007 to May 2008. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

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

Mr. Carl Yeung has been a non-executive director of the Company since October 2013. Mr. Yeung has been the chief financial officer of BAIOO Family Interactive Limited, an online entertainment destination designed for children and listed on the HKSE, since October 2013. Mr. Yeung served as our chief financial officer since February 2010 to October 2013. Prior to joining us, Mr. Yeung was the chief financial officer of ATA Inc., a computer-based testing and testing-related service provider based in China and listed on NASDAQ from 2006 to 2010. From 2002 to 2006, Mr. Yeung worked as an analyst and associate at Merrill Lynch (Asia Pacific) Limited. Mr. Yeung also served as an independent non-executive director of China Natural Gas, Inc. from 2008 to November 2010. Mr. Yeung received his bachelor’s degree in economics with concentrations in finance and operations management from the Wharton School, University of Pennsylvania, and his bachelor’s degree in applied science with a concentration in systems engineering from the School of Engineering and Applied Sciences, University of Pennsylvania, in 2002.

Mr. Fischer Xiaodong Chen has been our chief financial officer since April 2015. Prior to joining us, Mr. Chen served as the chief financial officer of ET Solar Group Corp, a leading provider of smart energy solutions, responsible for the company’s equity financing, merger and acquisitions, financial reporting and business restructuring from 2008 to 2015. From 2006 to 2008, Mr. Chen served as the vice president of financing and investor relations at China Sunergy Co., Ltd (NASDAQ: CSUN), where he was instrumental to the company’s 2007 IPO. Between 1993 and 2006, Mr. Chen worked at JPMorgan Chase, where he executed many investment and commercial banking transactions for China-based clients. Mr. Chen received his bachelor’s degree in International Finance from Tianjin College of Finance and Economics.

Mr. Long Zhang has been our senior vice president of game operations since September 2014. Prior to joining us, Mr. Zhang served as the managing director of the China division of Glu Mobile, a leading global developer and publisher of mobile games.

During his tenure at Glu Mobile, Mr. Zhang led initiatives in establishing operations in the China market, forging licensing partnerships with major Chinese game publishers, localizing and distributing mobile games and developing the overall business infrastructure. Prior to Glu Mobile, Mr. Zhang served a similar role at Gameloft China, a global mobile game developer, where he oversaw the company's business development initiatives in China. Mr. Zhang received a bachelor's degree in information management from Beijing Union University.

B.	Compensation of Directors and Executive Officers

For the nine months ended December 31, 2014, we paid an aggregate of approximately RMB2.0 million (US$0.3 million) in cash to our directors and executive officers. For share-based compensation awards granted to our directors and executive officers, see “— Share Incentive Plan.”

Other than the below-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB4,102 (US$661) for retirement and similar benefits for our officers and directors in the nine months ended December 31, 2014.

Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants and promote the success of our business. The maximum number of common shares which could be issued pursuant to all awards under the 2010 Plan was initially 15,000,000 shares. The amount increases annually on the first business day of each calendar year by an amount equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of December 31, 2014, an aggregate of 8,033,146 restricted shares and option to purchase 1,394,193 common shares were outstanding under the 2010 Plan.

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

The following table summarizes, as of the date of this transition report, the outstanding options that we have granted our directors, executive officers and other individuals as a group under the 2010 Plan.

Name	Common Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Zhou Wei	*	1.00	January 6, 2011	**
Other individuals as a group	802,389	0.26	March 1, 2010	**
	242,868	0.26	April 1, 2010	**
	248,936	0.26	September 15, 2010	**

________________________

*Less than 1% of our outstanding common shares.

**The expiration date for the options is the earlier of the tenth anniversary of the grant date of such options or upon the termination of the option holder’s services by reason of cause, or two years following the termination of the option holder’s services by reason of death or disability, or 90 days following the termination of the option holder’s services for any reason other than death or disability and not for cause.

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

Audit Committee

Our audit committee consists of Wei Zhou, Kui Zhou and Jimmy Lai. Wei Zhou, Kui Zhou and Jimmy Lai satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Exchange Act. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

We had 489, 453 and 515 full-time employees as of March 31, 2013 and 2014 and December 31, 2014, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2014:

Function	Number of Employees	Percentage
Research and development	182	35.3%
Sales and marketing (including customer service)	157	30.5%
Operations	96	18.7%
General and administration	80	15.5%
Total	515	100.0%

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

As of December 31, 2014, we had 222,266,678 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2014, by:

(1)	each of our directors and executive officers who are also our shareholders; and

(2)	each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this transition report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song (1)	73,811,801	33.2
Kui Zhou (2)	9,389,800	4.2
Wei Zhou (3)	*	*
Jimmy Lai (3)	—	—
Carl Yeung (3)	—	—
Fischer Xiaodong Chen (3)	—	—
Long Zhang (3)	—	—
All Directors and Executive Officers as a Group (4)	83,301,601	37.5

Principal Shareholders:
Mobi Joy Limited(5)	50,647,288	22.8
Xplane Ltd.(6)	66,597,976	30.0
Sequoia Capital China II, L.P.(7)	7,871,480	3.5
Sequoia Capital China Principals Fund II, L.P.(7)	1,322,136	0.6
Sequoia Capital China Partners Fund II, L.P.(7)	196,184	0.1

______________________

*	Less than 1% of our total outstanding shares.

(1)	Represents (i) 50,647,288 common shares held by Mobi Joy Limited., a British Virgin Islands company controlled by Mr. Song, and (ii) 23,164,513 common shares held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd.

(2)	Represents 10,470,248 common shares held by the Sequoia Funds. Mr. Zhou disclaims beneficial ownership with respect to the shares held by the Sequoia Funds except to the extent of his pecuniary interest therein. The business address for Mr. Zhou is Room 3606, Tower 3, China Central Place, No 77 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

(3)	The business address for Mr. Zhou is Building No.4, Tianchang Park, Media Village, Beiyuan Road, Beijing, People’s Republic of China. The business address for Mr. Lai is Tower 3 28th floor, Wangjing Soho, 1 Futong East Avenue, Beijing, People’s Republic of China. The business address for Mr. Yeung is 10/F #36 Han Zhong Road, Tianhe Software Park, Guangzhou, Guangdong, People’s Republic of China. The business address for Mr. Chen and Mr. Zhang is 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China.

(4)	Represents common shares held by all of our directors and executive officers as a group.

(5)	The registered address for Mobi Joy Limited is Romasco place, Wickhams Cay 1, P.O.Box 3140, Road Town, Tortola. British Virgin Islands, VG1110. Mr. Song is the sole shareholder of Mobi Joy Limited.

(6)	The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.

(7)	Each of the Sequoia Funds is a limited partnership incorporated in Cayman Islands. The general partner of each of the Sequoia Funds is Sequoia Capital China Management II, L.P., whose general partner is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a British Virgin Islands company wholly owned by Neil Nanpeng Shen. Mr. Shen disclaims beneficial ownership with respect to the shares held by each of the Sequoia Funds except to the extent of his pecuniary interest therein. Mr. Shen has voting and dispositive control over the shares being offered by the Sequoia Funds. The address of each of the Sequoia Funds is Suite 2215, Two Pacific Place, 88 Queensway, Hong Kong, PRC.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC law restricts foreign ownership of businesses providing telecommunications value-added services. To comply with PRC law, we operate our mobile application store and strategic investment business through Dianneng’s contractual arrangements with our SPEs. See “Item 4. Information on the Company — B. Organizational Structure” for a description of these contractual arrangements.

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

We license certain mobile content from our associates, namely Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, Hangzhou Sibi Technologies Co., Ltd., or Sibi, Beijing Brtech Co., Ltd., or Brtech, Hangzhou Breaking Dawn Network Technologies Co. Ltd., or Breaking Dawn, Hangzhou TaiKu Technologies Co. Ltd., or Taiku, Hangzhou Quyuan Technologies Co. Ltd., or Quyuan, Hangzhou Qianlong Technologies Co. Ltd., or Qianlong, Hangzhou Joyreach Technologies Co., Ltd., or Joyreach, Shanghai Mihoyo Network Technology Co. Ltd., or Mihoyo, Shanghai Tongyu Network Technology Co., Ltd., or Tongyu and Beijing Jamo Games Technologies Co.,Ltd., or Jamo. The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,
	2012	2014	2013	2014
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	357	81	70	14	2
Sibi	2,271	1,545	1,204	647	104
Brtech	982	349	302	65	10
Breaking Dawn	2,924	12,137	11,108	9,047	1,458
Taiku	—	1,178	360	2,814	454
Quyuan	—	1,875	761	885	143
Qianlong	—	7,288	6,541	3,461	558
Joyreach	—	—	—	2,008	324
Mihoyo	—	—	—	6,667	1,075
Tongyu	—	—	—	6	1
Jamo	—	—	—	905	146

We also provide pre-installation and distribution service for Qianlong, Taiku and Jamo and charge a commission based on the number of active users or share proceeds from user purchases. In the nine months ended December 31, 2014, we charged a total of RMB1.8 million (US$0.3 million), RMB5.2 million (US$0.8 million) and RMB1.3 million (US$0.2 million) commission or revenue sharing from Qianlong, Taiku and Jamo, respectively.

In addition, we have certain amounts due to and from the related parties, namely Zhang Xing, Sibi, Brtech, Breaking Dawn, TaiKu, Quyuan, Qianlong, Joyreach, Mihoyo and Tongyu, ten of our associates, and Xplane Ltd., our principle shareholder. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,
		2013	2014	2013	2014
		RMB	RMB	RMB	RMB	US$
		(In thousands)
Amounts Due from Related Parties	Nature of Advances or Payment
Xplane Ltd.	Non-trading in nature, unsecured, interest-free advances and repayable on demand	125	—	122	—	—
Taiku	Non-trading in nature, unsecured, interest-free advances and repayable on demand	306	1	68	—	—
Breaking Dawn	Non-trading in nature, unsecured, interest-free advances and repayable on demand	92	11	244	18	3
Qianlong	Trading in nature, unsecured, interest-free advances and repayable on demand	—	148	3,000	4,693	756
Taiku	Trading in nature, unsecured, interest-free advances and repayable on demand	—	—	—	593	96
Jamo	Trading in nature, unsecured, interest-free advances and repayable on demand	—	—	—	220	35
Amounts Due to Related Parties
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	577	604	569	171	28
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	426	211	155	135	22
Brtech	Trading in nature, unsecured, non-interest bearing and repayable on demand	127	39	51	65	10
Breaking Dawn	Trading in nature, unsecured, non-interest bearing and repayable on demand	2,924	4,662	12,686	11,133	1,794
Taiku	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	587	24	—	—
Quyuan	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	875	526	1,370	221
Qianlong	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	188	6,614	5,080	819
Joyreach	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	4,035	569	234	38
Mihoyo	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	—	6,664	1,074
Tongyu	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	—	2,116	341

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

We have appended consolidated financial statements as part of this transition report.

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

Lead plaintiff and Raimundo Jo-Fung, another individual investor, who together seek to represent a class of all persons who purchased CHNG common stock between March 10, 2010 and September 21, 2011, filed an amended complaint on October 11, 2011. Plaintiffs assert claims for violations of Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. The amended complaint alleges the defendants made false or misleading statements in CHNG’s Annual Reports on Form 10-K for the years ended December 31, 2009, and December 31, 2010, and in various quarterly reports, by purportedly failing to disclose a series of loans and related party transactions. The amended complaint also asserts claims against certain of CHNG’s current and former officers and directors for violations of Section 20(a) of the Exchange Act, including Mr. Yeung. The suit seeks unspecified monetary damages. Mr. Yeung could potentially be held individually liable for civil damages in these actions.

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

Except as disclosed elsewhere in this transition report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this transition report.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

The following table provides the high and low trading prices for our ADSs on NASDAQ for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2012 (since December 10, 2010)	23.25	2.75
Fiscal Year ended March 31, 2013	3.45	1.61
Fiscal Year ended March 31, 2014	11.47	1.59
Calendar Year ended December 31, 2014	11.47	3.81

Quarterly Highs and Lows
First Fiscal Quarter ended June 30, 2013	3.44	1.59
Second Fiscal Quarter ended September 30, 2013	4.78	3.21
Third Fiscal Quarter ended December 31, 2013	5.53	3.05
Fourth Fiscal Quarter ended March 31, 2014	11.47	3.89
Second Calendar Quarter ended June 30, 2014	9.40	6.08
Third Calendar Quarter ended September 30, 2014	10.42	5.96
Fourth Calendar Quarter ended December 31, 2014	7.78	3.81
First Calendar Quarter ended March 31, 2015

Monthly Highs and Lows
November 2014	7.35	5.18
December 2014	4.76	3.81
January 2015	4.10	3.59
February 2015	4.48	3.50
March 2015	4.80	3.42
April 2015 (through April 24, 2015)	5.17	3.83

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below.

All share and per share data have been adjusted to reflect a 100-for-1 share split that became effective on August 2, 2007 and a further 200-for-1 share split that became effective on November 18, 2010. As of the date of this transition report, our authorized share capital is US$1,000,000 consisting of 20,000,000,000 shares with par value of US$0.00005 each. The following are summaries of material provisions of our currently effective amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our common shares. This summary is not complete, and you should read our currently effective amended and restated memorandum and articles of association.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the common shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the common shares. A special resolution is required for important matters such as amendments to the memorandum and articles of association, a change of name or voluntary liquidation. Holders of the common shares may effect certain changes by ordinary resolution, including altering the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

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

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with transition reports containing audited financial statements.

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this transition report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company — B. Business Overview — Regulations — Dividend Distribution” and “— Foreign Currency Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this transition report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or common shares, such as the tax consequences under state, local and other tax laws not addressed herein.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ADSs and common shares. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties save for a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

People’s Republic of China Taxation

If the PRC tax authorities determine that our Cayman Islands holding company is a “resident enterprise” for EIT purposes, a withholding tax rate of 10% for our non-PRC enterprise shareholders or potentially 20% for non-PRC individual shareholders may be imposed on dividends they receive from us and on gains they recognize from transferring our shares or ADSs. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a ‘resident enterprise’ for PRC EIT purposes, which could result in our global income becoming subject to the 25% PRC EIT rate.”

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or common shares. This discussion applies only to U.S. Holders that hold the ADSs or common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this transition report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this transition report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that it is likely that we were a PFIC for U.S. federal income tax purposes for the nine-month period ended December 31, 2014. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares and the advisability of making any election described in this section.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NASDAQ as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends you receive with respect to the common shares will be taxed as qualified dividend income, because the common shares are not themselves listed on a U.S. exchange. As discussed above in “— Passive Foreign Investment Company,” we believe that it is likely that we were a PFIC for the nine-month period ended December 31, 2014. If we are treated as a “resident enterprise” for PRC tax purposes under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or common shares.

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

Taxation of Disposition of ADSs or Common Shares

Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or common shares equal to the difference between the amount realized for the ADSs or common shares and your tax basis in the ADSs or common shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or common shares for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. As discussed above in “— Passive Foreign Investment Company,” we believe that it is likely that we were a PFIC for the nine-month period ended December 31, 2014. Any gain or loss you recognize on a disposition of ADSs or common shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or common shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income for foreign tax credit purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

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

In accordance with Rule 5250(d) of the NASDAQ Listing Rules, we will post this transition report on Form 20-F on our website at http://ir.sky-mobi.com/sec.cfm. In addition, we will provide hard copies of our transition report free of charge to shareholders and ADS holders upon request.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company — B. Organizational Structure,” as well as Exhibit 8.1 filed herewith.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB88.2 million (US$14.2 million) as of December 31, 2014. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

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

To the extent that we need to convert U.S. dollars into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of December 31, 2014, we had RMB-denominated cash balances of RMB399.1 million. Assuming we had converted the RMB399.1 million into U.S. dollars at the exchange rate of $1.00 for RMB6.2046 as of December 31, 2014, this cash balance would have been US$64.3 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$61.3 million as of December 31, 2014 resulting in US$3.0 million of foreign exchange loss.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.6%, 2.6% and 2.0% in calendar year 2012, 2013 and 2014, respectively. If inflation rises, it may materially adversely affect our business.

Credit Risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivables, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, investments at FVTPL and available-for-sale investments in the aggregate amount of RMB693.0 million, RMB688.0 million and RMB745.6 million (US$120.2 million) as of March 31, 2013 and 2014 and December 31, 2014, respectively.

Collection of our revenues is substantially done through mobile network operators. We had RMB125.4 million trade receivables from mobile network operators as of December 31, 2014. We also collect a portion of our revenues through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB36.8 million, RMB22.3 million and RMB64.4 million (US$10.4 million), respectively as of March 31, 2013 and 2014 and December 31, 2014. In order to minimize credit risk, we assess the credit worthiness of the mobile service providers prior to contracting with them.

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

We have concentration of credit risk with exposure limited to certain mobile service providers and one mobile network operator. As of March 31, 2013 and 2014 and December 31, 2014, our ten mobile service providers and the mobile network operator accounted for approximately RMB51.9 million, RMB47.4 million and RMB161.8 million (US$26.1 million), or 80%, 78% and 85%, of our trade receivables, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2013 and 2014 and December 31, 2014, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for an expenses related to the establishment and maintenance of the ADS program in an amount of US$0.4 million, after deduction of applicable U.S. taxes, as of December 31, 2014.

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

Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of December 31, 2014, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management’s assessment identified a material weakness related to the lack of oversight review due to the short-term vacancy of chief financial officer, resulting from our ex-chief financial officer’s departure in November 2014. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Based on this assessment, and because of the material weakness described above, our management concluded that our internal control over financial reporting was not effective as of December 31, 2014.

We have taken the following measures to address the material weakness identified above: (i) we assigned the relevant members of our management team, including our financial controller, to assume and discharge the internal control responsibilities of our chief financial officer during the vacancy, and (ii) we actively sought candidates and appointed a new chief financial officer experienced in U.S. GAAP and SEC reporting in April 2015. Simultaneously, other well-established internal control measures were continuously followed and enhanced. We believe the foregoing measures will remediate the identified material weakness in future periods.

Notwithstanding the conclusion that our internal control over financial reporting was not effective as of December 31,2014, our management believe that the financial statements and other information contained in this transition report present fairly, in all material respects, its business, financial condition and results of operations. Nothing has come to the attention of management that causes them to believe that any material inaccuracies or errors exist in our financial statements as of December, 2014.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-3 of this transition report on Form 20-F.

Changes in Internal Control over Financial Reporting

As required by Rule 13a-15(d), under the Exchange Act, our management, including our chief executive officer and our chief financial officer, also conducted an evaluation of our internal control over financial reporting to determine whether any changes occurred during the period covered by this report have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, other than as described above, there have not been any other changes in our internal control over financial reporting during the period covered by this transition report, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As described above, we plan to implement changes to our internal controls over financial reporting in 2015. We appointed a new chief financial officer experienced in U.S. GAAP and SEC reporting in April 2015 and we are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in 2015.

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

	For the fiscal year ended March 31, 2014	For the nine months ended December 31, 2014
	RMB	RMB	US$
Audit fees(1)	4,689	5,508	888
Audit-related fees(2)	844	390	63
Tax fees(3)	297	104	17

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, and the services provided by Ernst & Young related to the internal controls over financial reporting for the nine months ended December 31, 2014, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Below is a table containing information about purchases made by us or by affiliated purchasers for the nine months ended December 31, 2014.

Period	(a) Total Number of Common Shares Purchased		(b) Average Price Paid Per Common Share(2)	(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Approximate Dollar Value of Common Shares that May Yet Be Purchased Under the Plans or Programs

June 1, 2014 – June 30, 2014	877,304	(1)	$0.827	877,304	$20,867,954	(3)

(1)	On August 13, 2012, we announced a share repurchase program to repurchase up to an aggregate of $10 million of our issued and outstanding ADSs representing common shares from August 13, 2012 to August 11, 2014. This share repurchase program complies with the conditions of Rule 10b-18 under the Exchange Act.

(2)	The average price paid per common share is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(3)	On May 26, 2014, we announced another share repurchase program to repurchase up to an aggregate of $20 million of our issued and outstanding ADSs representing common shares from May 26, 2014 to May 25, 2015. This share repurchase program complies with the conditions of Rule 10b-18 under the Exchange Act. As of the date of this transition report, no repurchase has been made pursuant to this plan.

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

In particular, we have elected to follow “home country practice” with respect to the composition of our audit committee. In the opinion of Conyers Dill & Pearman, under Cayman Islands law, our audit committee may comprise two directors rather than three as required under NASDAQ Marketplace Rule 5605(c)(2). We are committed to a high standard of corporate governance. Accordingly, we endeavor to comply with most NASDAQ corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices applicable to foreign private issuers.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-mobi Limited and its subsidiaries are included at the end of this transition report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

4.9	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Technical Support Service Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.11	English translation of Form of Strategy Consulting Service Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.12	English translation of Form of Intellectual Property License Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.13	English translation of Purchase Option and Cooperation Agreement among the Registrant’s PRC subsidiary, each SPE and the shareholders of each SPE( incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.14	English translation of Form of Power of Attorney issued by the shareholders of each SPE( incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.15	English translation of Form of Equity Pledge Agreement among the Registrant’s PRC subsidiary, each SPE and the shareholders of each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.16	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of DaHui Lawyers

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Conyers Dill and Pearman

*	Filed with this transition report on Form 20-F.
**	Furnished with this transition report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its transition report on Form 20-F and that it has duly caused and authorized the undersigned to sign this transition report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song

Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: April 27, 2015

SKY-MOBI LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Years Ended March 31, 2013 and 2014 and Nine-month period ended December 31, 2014	F-4
Consolidated Statements of Financial Position as of March 31, 2013 and 2014 and December 31, 2014	F-5
Consolidated Statements of Changes in Equity for the Years Ended March 31, 2013 and 2014 and Nine-month period ended December 31, 2014	F-6
Consolidated Statements of Cash Flows for the Years Ended March 31, 2013 and 2014 and Nine-month period ended December 31, 2014	F-7
Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2013 and 2014 and December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years ended March 31, 2014 and nine-month period ended December 31, 2014. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2013 and 2014 and December 31, 2014, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the two years ended March 31, 2014 and nine-month period ended December 31,2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2015 expressed an adverse opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

 Sky-mobi Limited

We have audited the internal control over financial reporting of Sky-mobi Limited and subsidiaries (the “Group”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: the company lack of oversight review due to the vacancy of chief financial officer as of December 31, 2014. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements and the related financial statement schedule as of and for the nine-month period ended December 31, 2014, of the Company and this report does not affect our report on such financial statements and financial statement schedule.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the nine-month period ended December 31, 2014 of the Group and our report dated April 27, 2015 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renmimbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 27, 2015

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended	Year Ended	Nine months Ended	Nine months Ended
		March 31	March 31	December 31	December 31
	NOTES	2013	2014	2014	2014
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Revenues	7	601,107	485,551	586,033	94,452
Cost of revenues from third parties		(412,246)	(339,982)	(437,919)	(70,580)
Cost of revenues from related parties		(6,534)	(24,453)	(26,519)	(4,274)
Gross profit		182,327	121,116	121,595	19,598
Research and development expenses		(73,027)	(38,644)	(25,943)	(4,181)
Sales and marketing expenses		(35,369)	(36,351)	(31,219)	(5,032)
General and administration expenses		(69,491)	(58,401)	(46,966)	(7,570)
Other income, net	8	2,320	5,772	1,481	239
Profit (loss) from operations		6,760	(6,508)	18,948	3,054
Other gains and losses	9	15,531	17,482	17,741	2,859
Impairment of investment in associates	20	(1,367)	(727)	(2,673)	(431)
Impairment of an available-for-sale investment		—	(800)	—	—
Share of results of associates	20	(935)	2,428	8,510	1,372
Gain on disposal of associates	21	—	—	57,351	9,243
Profit before tax	10	19,989	11,875	99,877	16,097
Income tax expense	11	(2,733)	(7,218)	(1,156)	(186)
Profit for the year		17,256	4,657	98,721	15,911
Total comprehensive income for the year		17,256	4,657	98,721	15,911
Profit and total comprehensive income attributable to:
Owners of the Company		17,112	5,251	99,008	15,957
Non-controlling interests		144	(594)	(287)	(46)
		17,256	4,657	98,721	15,911

Earnings per share:
Basic	12	0.07	0.02	0.42	0.07
Diluted	12	0.07	0.02	0.42	0.07

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		March 31	March 31	December 31	December 31
	NOTES	2013	2014	2014	2014
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents		135,025	79,057	204,967	33,035
Term deposits	14	473,277	295,804	282,383	45,512
Short-term investments	15	—	52,569	—	—
Investment at fair value through profit or loss ("FVTPL")	16	—	166,073	21,373	3,445
Trade and other receivables	18	80,274	95,499	234,962	37,868
Amounts due from related parties	25	523	160	5,524	890
		689,099	689,162	749,209	120,750
Assets classified as held for sale	20	—	35,274	—	—
Total current assets		689,099	724,436	749,209	120,750
Non-current assets
Property and equipment	19	15,170	7,605	8,886	1,432
Interest in associates	20	22,371	41,339	105,486	17,002
Available-for-sale investments	17	7,167	6,250	9,228	1,487
Other non-current assets		5,568	4,055	2,512	405
Deferred tax assets	11	1,765	1,968	2,746	443
Total non-current assets		52,041	61,217	128,858	20,769
Total assets		741,140	785,653	878,067	141,519
EQUITY AND LIABILITIES
Current liabilities
Trade and other payables (including trade and other payables of the consolidated SPEs without recourse to Sky-mobi Limited of RMB110,691,000, RMB92,924,000 and RMB221,488,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively)	22	122,119	153,474	232,747	37,514
Income tax liabilities (including income tax liabilities of the consolidated SPEs without recourse to Sky-mobi Limited of RMB4,787,000, RMB10,699,000 and RMB7,029,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively)		4,787	10,699	7,029	1,133
Amounts due to related parties (including amounts due to related parties of the consolidated SPEs without recourse to Sky-mobi Limited of RMB4,054,000, RMB11,201,000 and RMB26,968,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively)	25	4,054	11,201	26,968	4,346
Deferred revenue (including deferred revenue of the consolidated SPEs without recourse to Sky-mobi Limited of RMB9,062,000, RMB6,350,000 and RMB3,767,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively)		9,062	6,350	3,767	607
Total current liabilities		140,022	181,724	270,511	43,600
Total liabilities		140,022	181,724	270,511	43,600
Equity
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 250,411,948, 239,461,886 and 222,266,678 shares issued and outstanding as of March 31, 2013 and 2014 and December 31, 2014, respectively)	23	89	86	81	13
Share premium		625,651	637,451	600,147	96,726
Reserves		171,718	154,326	151,902	24,482
Statutory reserve		1,000	1,000	1,000	161
Accumulated deficit		(197,826)	(192,644)	(149,653)	(24,120)
Treasury stock		(2)	(1)	—	—
Equity attributable to owners of the Company		600,630	600,218	603,477	97,262
Non-controlling interests		488	3,711	4,079	657
Total equity		601,118	603,929	607,556	97,919
Total equity and liabilities		741,140	785,653	878,067	141,519

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

								Total equity
								attributable to	Non-
	Share	Treasury	Share		Statutory	Subscription	Accumulated	owners of	controlling
	capital	shares	premium	Reserves *	reserve	receivables	deficit	the Company	interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at April 1, 2012	92	—	642,495	152,526	1,000	(1,284)	(214,938)	579,891	344	580,235
Profit and total comprehensive profit for the year	—	—	—	—	—	—	17,112	17,112	144	17,256
Share-based compensation	—	—	—	24,457	—	—	—	24,457	—	24,457
Partial disposal of subsidiaries	—	—	—	2,001	—	—	—	2,001	—	2,001
Exercise of share options	—	—	6,384	(5,191)	—	1,284	—	2,477	—	2,477
Restricted share vested	—	—	2,075	(2,075)	—	—	—	—	—	—
Repurchase of ordinary shares	(3)	(2)	(25,303)	—	—	—	—	(25,308)	—	(25,308)
Balance at March 31, 2013	89	(2)	625,651	171,718	1,000	—	(197,826)	600,630	488	601,118
Profit and total comprehensive profit for the year	—	—	—	—	—	—	5,251	5,251	(594)	4,657
Share-based compensation	—	—	—	14,562	—	—	—	14,562	2,916	17,478
Derecognition of a subsidiary	—	—	—	—	—	—	—	—	(304)	(304)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	—	1,205	1,205
Exercise of share options	2	—	37,590	(30,456)	—	—	—	7,136	—	7,136
Restricted share vested	—	—	1,498	(1,498)	—	—	—	—	—	—
Repurchase of ordinary shares	—	(4)	(27,288)	—	—	—	(69)	(27,361)	—	(27,361)
Cancellation of repurchased shares	(5)	5	—	—	—	—	—	—	—	—
Balance at March 31, 2014	86	(1)	637,451	154,326	1,000	—	(192,644)	600,218	3,711	603,929
Profit and total comprehensive profit for the year	—	—	—	—	—	—	99,008	99,008	(287)	98,721
Share-based compensation	—	—	—	4,038	—	—	—	4,038	—	4,038
Partial disposal of a subsidiary	—	—	—	317	—	—	—	317	655	972
Exercise of share options	—	—	5,653	(4,650)	—	—	—	1,003	—	1,003
Restricted share vested	1	—	2,128	(2,129)	—	—	—	—	—	—
Issue new shares to settle bonus accrual**	—	—	335	—	—	—	—	335	—	335
Repurchase of ordinary shares	—	—	(2,358)	—	—	—	(2,120)	(4,478)	—	(4,478)
Repurchase of ordinary shares from Sequoia Capital***	—	(5)	(43,062)	—	—	—	(53,897)	(96,964)	—	(96,964)
Cancellation of repurchased shares	(6)	6	—	—	—	—	—	—	—	—
Balance at December 31, 2014	81	—	600,147	151,902	1,000	—	(149,653)	603,477	4,079	607,556

*	Reserves include share-based compensation reserves, reserve from the modification of convertible redeemable preferred shares, and reserve from partial disposal of subsidiaries that do not result in the Group losing control. At the time when the share options are exercised, the amount previously recognized in reserves will be transferred to share premium.

**	During the nine-month period ended December 31, 2014, the Company settled a bonus due to a senior management individual through the issuance of an aggregate 70,288 shares.

***	During the nine-month period ended December 31, 2014, the Company repurchased an aggregate 16,000,000 common shares from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., of par value US$0.00005 per share at a purchase price of US$0.985 per share, for a total consideration of RMB96,964,000 (US$15,760,000). All the 16,000,000 repurchased shares were cancelled as of December 31, 2014.
F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended	Year Ended	Nine months Ended	Nine months Ended
	March 31	March 31	December 31	December 31
	2013	2014	2014	2014
	RMB’000	RMB’000	RMB’000	US$’000
				(Note 2)
Operating activities
Profit before tax	19,989	11,875	99,877	16,097
Adjustments for:
Share of results of associates	935	(2,428)	(8,510)	(1,372)
Gain on disposal of associates	—	—	(57,351)	(9,243)
Net foreign exchange loss	429	2,061	629	101
Interest income	(16,209)	(15,913)	(15,080)	(2,430)
Amortization of government grant related to property and equipment	(489)	—	—	—
Loss (gain) on disposal of property and equipment	68	(208)	(212)	(34)
Depreciation	21,596	8,654	3,631	585
Changes in fair value of investment at FVTPL	—	(1,073)	(3,778)	(609)
Income on short-term investment and loan receivable	—	(2,569)	(74)	(12)
Share-based compensation	24,457	17,478	4,038	651
Impairment of investment in an associate	1,367	727	2,673	431
Impairment of an available-for-sale investment	—	800	—	—
Decrease (increase) in trade and other receivables	22,072	(6,158)	(128,765)	(20,753)
Increase in amounts due from related parties	—	(148)	(1,364)	(220)
(Decrease) increase in trade and other payables	(446)	31,822	80,172	12,921
Increase in amounts due to related parties	3,183	7,147	15,767	2,541
Decrease in deferred revenue	(487)	(2,712)	(2,583)	(416)
Cash generated from operations	76,465	49,355	(10,930)	(1,762)
Income tax paid	(3,176)	(1,509)	(5,604)	(903)
Net cash from (used in) operating activities	73,289	47,846	(16,534)	(2,665)
Investing activities
Interest income received	16,209	12,832	7,315	1,179
Net cash outflow on derecognition of a subsidiary	—	(304)	—	—
Purchase of term deposits	(667,687)	(330,804)	(432,383)	(69,687)
Redemption of term deposits	632,803	508,277	445,804	71,851
Purchases of property and equipment	(3,424)	(2,019)	(5,678)	(915)
Proceeds from disposal of property and equipment	79	672	413	67
Investments in associates (including down payment)	(25,859)	(50,216)	(64,475)	(10,392)
Withdraw of investment in associates	—	—	5,390	869
Proceeds of disposal of an associate	—	—	92,225	14,864
Dividend received from an associate	—	—	1,500	242
Investments in available-for-sale investment	(6,267)	—	(3,085)	(497)
Purchases of investment at FVTPL	—	(165,000)	(594,600)	(95,832)
Purchases of short-term investments	—	(50,000)	—	—
Redemption of short-term investments	—	—	50,000	8,059
Payment of loan receivable to related parties	—	—	(4,000)	(645)
Proceeds from disposal of investments at FVTPL	—	—	743,078	119,762
(Increase) decrease in amounts due from related parties	(397)	511	—	—
Investment income received	—	—	2,643	426
Net cash (used in) from investing activities	(54,543)	(76,051)	244,147	39,351
Financing activities
Capital contribution from non-controlling shareholder	—	1,205	—	—
Proceeds from partial disposal of subsidiaries	2,001	—	972	157
Payments and advance payments for share repurchase	(25,308)	(34,159)	(103,107)	(16,618)
Proceeds from exercise of share options	2,477	7,136	1,003	162
Net cash used in financing activities	(20,830)	(25,818)	(101,132)	(16,300)

Net (decrease) increase in cash and cash equivalents	(2,084)	(54,023)	126,481	20,386
Cash and cash equivalents at beginning of year	137,538	135,025	79,057	12,741
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies	(429)	(1,945)	(571)	(92)
Cash and cash equivalents at end of year	135,025	79,057	204,967	33,035

Supplemental information of non-cash transaction:

As of March 31, 2013 and 2014 and as of December 31, 2014, acquisitions of property and equipment amounted to approximately RMB1,031,000, RMB565,000 and Nil, respectively, were unsettled and included in other payables.

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

The Company holds its interests in its operating subsidiaries through Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) (“PRC holding entity”), which was established in the PRC on December 24, 2009. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), Hangzhou Fanyi Technologies Co., Ltd. (“Fanyi”), Hangzhou Feineng Technologies Co., Ltd. (“Feineng”), Hangzhou Miyi Technologies Co., Ltd. (“Miyi”), Hangzhou Najia Technologies Co., Ltd. (“Najia”), Hangzhou Tianchu Technologies Co., Ltd. (“Tianchu”), Nanjing Zunqi Network Information Technologies Co., Ltd. (“Zunqi”), Nanjing Geyuan Information Technologies Co., Ltd. (“Geyuan”) , Hangzhou Dangyi Technologies Co., Ltd. (“Dangyi”), Shanghai Mugu Business Information Consulting Co., Ltd. (“Mugu”), Shenzhen Feidong Network Technologies Co., Ltd. (“Feidong”), and Hangzhou Fuyun Technologies Co.,Ltd. (“Fuyun”) (collectively the “PRC Operational Entities”, or the “special purpose entities”), which are controlled by Dianneng through certain contractual arrangements as of December 31, 2014. These special purpose entities ("SPEs") hold the requisite licenses and permits necessary to conduct the telecommunication related business.

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida (Beijing) Technologies Co., Ltd. (“Pusida”) entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Dangyi, Mugu, Feidong, and Fuyun, on December 24, 2009, December 3, 2010, November 30, 2012, November 30, 2012, December 6, 2012, June 26, 2013, October 29, 2013, March 3, 2014, March 25, 2014, May 16, 2014 and December 2, 2014, respectively. The exclusive agreements, namely, Exclusive Business Cooperation or Services Agreements, Purchase Option Agreements, Equity Pledge Agreements and Power of Attorney Agreements, taken as a whole, provide the Company with the rights to receive substantially all of the economic benefits from each of the PRC Operational Entities. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to use its power to affect the amount of returns to the Company. In addition, through such agreements, the Company is able to acquire the equity interests in the PRC Operational Entities when permitted by PRC law.

In determining whether the Group has the control over the SPEs, the Group believes the Group’s rights under the terms of the purchase option agreements provide it with a substantive kick out right. More specifically, the Group believes the terms of the purchase option agreements are valid, binding and enforceable under PRC laws and regulations currently in effect. A simple majority vote of the Group’s board of directors is required to pass a resolution to exercise the Group’s rights under the purchase option agreements, for which consent of the shareholders of the SPEs is not required. The Group’s rights under the purchase option agreements give the Group the power to control the shareholders of the SPEs and thus the power to direct the activities that most significantly impact the SPEs’ economic performance. In addition, the Group’s rights under the powers of attorney also reinforce the Group’s abilities to direct the activities that most significantly impact the SPEs' economic performance. The Group also believes that this ability to exercise control ensures that the SPEs will continue to execute and renew Exclusive Business Cooperation or Services Agreements and pay service fees to the Group. The Exclusive Business Cooperation or Services Agreements can be renewed and may only be terminated at the Group’s sole discretion. The Group has the sole discretion to determine the amounts of the technical and consulting service fees. As a result, the Group believes that it has the rights to receive substantially all of the economic benefits from the SPEs.

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

Risks in relation to the SPE structure are disclosed in Note 4.

The Company has the following major subsidiaries and consolidated SPEs:

	Place and date of	Portion of economic ownership interest and voting power held at
	establishment/	March 31,	March 31,	December 31
Company name	incorporation	2013	2014	2014	Principal activities

Subsidiaries:
Pusida	PRC August 1, 2007	100%	100%	100%	Provision of management consultancy and technical services. Inactive since July 1, 2010.
Dianneng	PRC December 24, 2009	100%	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	100%	100%	100%	Investment holding
Powerplay Technology Limited (“Powerplay”)	Hong Kong September 14, 2011	100%	100%	100%	Provision of mobile application services
Tiandian	PRC December 6, 2011	100%	100%	100%	Investment and consulting
Shanghai Texuan Information Technologies Co., Ltd. (“Texuan”)	PRC March 6, 2012	100%	100%	100%	Development of mobile application software

Consolidated SPEs:
Sky	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Mijia	PRC January 12, 2007	100%	100%	100%	Provision of mobile application services
Fanyi	PRC December 24, 2009	100%	100%	100%	Provision of mobile application services
Feineng	PRC December 3, 2010	100%	100%	100%	Provision of mobile application services
Miyi	PRC November 30, 2012	100%	100%	100%	Provision of mobile application services
Najia	PRC November 30, 2012	100%	100%	100%	Provision of mobile application services
Tianchu	PRC December 6, 2012	100%	100%	100%	Provision of mobile application services

Zunqi	PRC June 26, 2013	Nil	100%	100%	Provision of mobile application services
Geyuan	PRC October 29, 2013	Nil	100%	100%	Provision of mobile application services
Dangyi	PRC March 3, 2014	Nil	100%	100%	Provision of mobile application services
Mugu	PRC March 25, 2014	Nil	100%	100%	Provision of information consultancy and technical services
Feidong *	PRC May 16, 2014	Nil	Nil	100%	Provision of mobile application services

Subsidiary of consolidated SPEs:
Hangzhou Mopin Technologies Co., Ltd. ("Mopin")	PRC June 14, 2013	Nil	83.88%	79.88%	Provision of mobile application services
Hangzhou Shunwei Technologies Co.,Ltd. ("Shunwei") *	PRC August 11, 2014	Nil	Nil	100%	Provision of mobile application services
Beijing Shishilian Technologies Co.,Ltd. ("Shishilian") *	PRC December 1, 2014	Nil	Nil	100%	Provision of mobile application services

*	The group acquired these shell companies during the nine-month period ended December 31, 2014 at the cost equal to the carrying amount. New business was commenced after the acquisition.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in the Financial Information is determined on such basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

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

Change in Fiscal Year-End

In May 2014, the Board of Directors of the Company approved a change to the Company's fiscal year-end to December 31 from March 31, effective December 31, 2014 (the "Year-end change"). As a result, the Company is presenting an 9 month period ended December 31, 2014 as its transition period (the "2014 Transition period") in this Form 20-F. Due to the Year-end change, many of the differences in comparisons of the Company's results are impacted by the three-month difference between the 2014 Transition period and the full years. The Company believes the Year-end change is important and useful to its financial statement users to allow for increased comparability of its performance to its peers.

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

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in existing subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

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

Any excess of the cost of the investment in associates over the amount of the Group's share of net fair value of the net assets of the associates at the date of acquisition is included in the carrying amount of the investment. The requirements of IAS 39 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. The Group assesses the impairment of the investments in associates by considering factors including, but not limited to, current economic and market conditions, operating performance of the associates, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

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

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associates are recognized in the Group's consolidated financial statements only to the extent of the Group’s interest in the relevant associate that are not related to the Group.

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

Single-player Game Revenue

The Group generates single-player game revenue from sales of self-developed and licensed single-player games through Maopao Platform and other distribution channels. The Group operates most of the single-player games under a free-to-play model. Under the free-to-play model, mobile game players can download the games to their mobile devices free-of-charge, while they may also purchase in-game virtual item or premium features to enhance game experience or enjoy additional functions of the game. The Group has cooperation agreements with handset companies to pre-install the Maopao platform products on mobile handsets before they reach users. The applications and contents are predominantly delivered to customers through mobile network operators in China. The Group contracts with mobile service providers, who further contract with and utilize mobile network operators’ billing channels, as well as contracts directly with mobile network operators to collect payment from the Group’s customers on behalf of the Group. Mobile service providers and mobile network operators are entitled to commissions, which are a percentage of the gross fees collected from the Group’s customers by the mobile network operators. The Group also pays content fees and service fees to content developers and handset companies respectively, based on a prescribed percentage of the gross proceeds confirmed by the mobile network operators.

For revenues from the sale of in-app virtual items, premium features and other contents from the Group’s application stores, the Group recognizes revenue on a gross basis at the time when each purchase is successfully made and the collectability is reasonably assured. The Group acts as the primary obligor and recognizes 1) the commissions retained by mobile service providers and mobile network operators and 2) content fees and service fees mentioned above as cost of revenues in the consolidated statements of profit or loss and other comprehensive income. As the virtual items are immediately consumed, revenue is recognized upon consumption.

In some instances, the Group acts as the agent of content providers to facilitate the payment collection of certain single player games, as the Group is not involved in the operation of the game whilst the content provider is the primary obligor in the arrangement. Therefore, the net proceeds after deducting the amounts shared by the content providers represent the amount of revenue to be recognized by the Group. As the Group has no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognized upon the purchase of in-game virtual items and premium features.

Multiplayer Game Revenue

The Group offers multiplayer games through its Maopao Community and other distribution channels. Users can charge up with their accounts through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards and online payment solutions, to purchase virtual items and premium features in the multiplayer games. The Group collects payment through payment processing agents or service providers, who are entitled to a commission for processing customer prepayments. Customer accounts are charged up with cash credit and recorded as advance payment first, which may be consumed to purchase in-game virtual items and recorded into deferred revenue later.

Multiplayer game revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users. The Group assesses these estimates on a regular basis to ensure the accuracy of the data.

In some instances, the Group acts as the agent of content providers to facilitate the payment collection of certain multiplayer games, as the Group is not involved in the operation of the game whilst the content provider is the primary obligor in the arrangement. Therefore, the net proceeds after deducting the amounts shared by the content providers represent the amount of revenue to be recognized by the Group. As the Group has no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognized upon the purchase of in-game virtual items and premium features.

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

The Group also generates single-player game revenues from overseas countries through overseas mobile service providers in the same way disclosed above. The Group recognizes such revenue upon receipt of acknowledgement of successful downloads from these mobile service providers.

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

Impairment of tangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value, less costs of disposal, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

Cash and cash equivalents/Term deposits

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments with original maturities of three months or less which are not restricted as to use. Term deposits represent bank deposits with original maturities of over three months but less than two years when purchased. Such deposits are available for general use by the Company, which are unrestricted as to withdraw and use.

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

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including cash and cash equivalents, term deposits, short-term investments, loan receivable due from related parties, trade and other receivables (excluding prepayments) and amounts due from related parties, are carried at amortized cost using the effective interest method, less any identified impairment, unless the effect of discounting is not material, in which case they are carried at cost, less any identified impairment.

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

For financial assets carried at amortized cost, an impairment loss is recognized in profit or loss and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

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

For financial assets carried at cost, the amount of impairment loss is measured as the difference between the assets' carrying amount and the present value of the estimated future cash flow, discounted at the current market rate of return for similar financial assets. Such impairment loss will not be reversed in subsequent period.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

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

Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.2046, on December 31, 2014, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current nine-month period ended December 31, 2014, the Group has applied the following new and revised IFRSs issued by the IASB for the first time.

Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities
Amendments to IAS 36	Recoverable Amounts Disclosures for Non-Financial Assets
Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	Levies

Except as described below, the application of the new and revised IFRSs in the current year has had no material impact on the Group's financial performance and positions for the current period and prior years and/or disclosures set out in these consolidated financial statements.

Impact of the Amendments to IAS 32

The Group has applied the amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities for the first time in the current period. The amendments to IAS 32 clarify the requirements relating to the offset of financial assets and financial liabilities. Specifically, the amendments clarify the meaning of ‘currently has a legally enforceable right of set-off’ and ‘simultaneous realization and settlement’.

The Group has assessed whether certain of its financial assets and financial liabilities qualify for offset based on the criteria set out in the amendments and concluded that the application of the amendments has had no impact on the amounts recognized in the Group’s consolidated financial statements.

Impact of the Amendments to IAS 36

The Group has applied the amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets for the first time in the current period. The amendments to IAS 36 remove the requirement to disclose the recoverable amount of a cash-generating unit (CGU) to which goodwill or other intangible assets with indefinite useful lives had been allocated when there has been no impairment of reversal of impairment of the related CGU. Furthermore, the amendments introduce additional disclosure requirements applicable to when the recoverable amount of an asset or a CGU is measured at fair value less costs of disposal. These new disclosures include the fair value hierarchy. Key assumptions and valuation techniques used which are in line with the disclosure required by IFRS 13 Fair Value Measurements.

The application of these amendments has had no material impact on the disclosures in the Group’s consolidated financial statements.

IFRIC 21 Levies

The Group has applied IFRIC 21 Levies for the first time in the current period. IFRIC 21 addresses the issue as to when to recognize a liability to pay a levy imposed by a government. The interpretation defines a levy, and specifies that the obligating event that gives rise to the liability is the activity that triggers the payment of the levy, as identified by legislation. The Interpretation provides guidance on how different levy arrangements should be accounted for, in particular, it clarifies that neither economic compulsion nor the going concern basis of financial statements preparation implies that an entity has a present obligation to pay a levy that will be triggered by operating in a future period.

IFRIC 21 has been applied retrospectively. The application of this interpretation has had no material impact on the disclosures or on the amounts recognized in the Group’s consolidated financial statements.

The Group has not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRS 9	Financial Instruments[1]
IFRS 14	Regulatory Deferral Accounts[2]
IFRS 15	Revenue from Contracts with Customers[3]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[5]
Amendments to IAS 1	Disclosure Initiative[5]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[5]
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle[6]
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle[4]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[5]
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants[5]
Amendments to IAS 27	Equity Method in Separate Financial Statements[5]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[5]
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception[5]

1 Effective for annual periods beginning on or after 1 January 2018

2 Effective for first annual IFRS financial statements beginning on or after 1 January 2016

3 Effective for annual periods beginning on or after 1 January 2017

4 Effective for annual periods beginning on or after 1 July 2014

5 Effective for annual periods beginning on or after 1 January 2016

6 Effective for annual periods beginning on or after 1 July 2014, with limited exceptions

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

Annual Improvements to IFRSs 2011 - 2013 Cycle

The Annual Improvements to IFRSs 2011 - 2013 Cycle include a number of amendments to various IFRSs, in which the relevant amendments are summarized below.

The amendments to IFRS 13 clarify that the scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis includes all contracts that are within the scope of, and accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS32.

The amendments to IAS 40 clarify that IAS 40 and IFRS 3 are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether.

(a)	The property meets the definition of investment property in terms of IAS 40;

(b)	The transaction meets the definition of a business combination under IFRS 3.

The directors of the Company anticipate that the application of the amendments included in the Annual Improvements to IFRSs 2011 – 2013 Cycle will have no material impact on the consolidated financial statements.

Annual Improvements to IFRSs 2012 - 2014 Cycle

The Annual Improvements to IFRSs 2012-2014 Cycle include a number of amendments to various IFRSs, which are summarised below.

The amendments to IFRS 5 introduce specific guidance in IFRS 5 for when an entity reclassifies an asset (or disposal group) from held for sale to held for distribution to owners (or vice versa), or when held-for-distribution accounting is discontinued. The amendments apply prospectively.

The amendments to IFRS 7 provide additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of the disclosures required in relation to transferred assets and clarify that the offsetting disclosures (introduced in the amendments to IFRS 7 Disclosure – Offsetting Financial Assets and Financial Liabilities issued in December 2011 and effective for periods beginning on or after 1 January 2013) are not explicitly required for all interim statements to comply with IAS 34 Interim Financial Reporting.

The amendment to IAS 19 clarify that the high quality corporate bonds used to estimate the discount rate for post-employment benefits should be issued in the same currency as the benefits to be paid. These amendments would result in the depth of the market for high quality corporate bonds being assessed at currency level. The amendments apply from the beginning of the earliest comparative period presented in the financial statements in which the amendments are first applied. Any initial adjustment arising should be recognised in retained earnings at the beginning of that period.

The amendments to IAS 34 clarify the requirements relating to information required by IAS 34 that is presented elsewhere within the interim financial report but outside the interim financial statements. The amendments require that such information be incorporated by way of a cross-reference from the interim financial statements to the other part of the interim financial report that is available to users on the same terms and at the same item as the interim financial statements.

The directors of the Company do not anticipate that the application of these will have a material effect on the Group's consolidated financial statements.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments of IAS 16 prohibit entities from using a revenue-based depreciation method for items of property, plant and equipment. The amendments to IAS 38 introduce a rebuttable presumption that revenue is not an appropriate basis for amortization of an intangible asset. This presumption can only be rebutted in the following two limited circumstances:

(a)	When the intangible asset is expressed as a measure of revenue; or
(b)	When it can be demonstrated that revenue and consumption of the economic benefits of the intangible assets are highly correlated.

The amendments apply prospectively for annul periods beginning on or after 1 January 2016. Currently, the Group uses the straight-line method for depreciation and amortization for its property, plant and equipment, and intangible assets respectively. The directors of the Company believe that the straight-line method is the most appropriate method to reflect the consumption of economic benefits inherent in the respective assets and accordingly, the directors of the Company do not anticipate that the application of these amendments to IAS 16 and IAS 38 will have a material impact on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include the requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for hedge accounting.

Key requirements of IFRS 9 are described as follows:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.
•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.
•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

Based on the Group's financial assets and financial liabilities as of December 31, 2014, the directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of the Group's available-for-sale investments and is not likely to have significant impact on the amounts of the Group's other financial assets and financial liabilities. Regarding the Group's available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction prices.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognizes revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

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

Critical judgments in applying the entity's accounting policies

The following are the critical judgments that the directors have made in the process of applying the entity's accounting policies and that have the most significant effect in the amounts recognized in financial statements.

Contractual arrangements with SPEs

The Group considers that its contractual arrangements with Sky, Mijia, Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Dangyi, Mugu, Feidong and Fuyun are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated SPEs are also shareholders or senior managements of the Group and therefore the Group considers that under most circumstances they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated SPEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the SPEs or their shareholders do not act in the best interests of the Group under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Group will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Group’s consolidated SPEs, and its ability to conduct the Group’s business may be adversely affected.

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

The Company's ability to conduct its business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to continue to consolidate the SPEs in its consolidated financial statements as it may lose the ability to exert effective control over the SPEs and their shareholders, and it may lose the ability to receive economic benefits from the SPEs.

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

The following is the summarized financial information of the Group’s SPEs which was included in the Company’s consolidated financial statements:

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Total current assets	442,741	463,224	655,241
Total assets	516,174	585,490	824,354

Total current liabilities	128,594	121,174	259,252
Total liabilities	128,594	121,174	259,252

	Year Ended	Year Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Revenues	576,060	444,709	569,272
Net income	13,538	5,198	93,991

Net cash from (used in) operating activities	75,943	50,690	(15,904)
Net cash (used in) from investing activities	(92,265)	(73,607)	116,461
Net cash (used in) from financing activities	—	(69)	972

The SPEs contributed an aggregate of 95.8%, 91.6% and 97.1% of the consolidated revenues for the years ended March 31, 2013 and 2014 and for the nine-month period ended December 31,2014, respectively. The Company’s operations not conducted through contractual arrangements with the SPEs primarily consist of its overseas and promotion business. As of March 31, 2013 and 2014 and as of December 31, 2014, the SPEs accounted for an aggregate of 69.6%, 74.5% and 93.9%, respectively, of the consolidated total assets, and 91.8%, 66.7% and 95.8%, respectively, of the consolidated total liabilities. The assets not associated with the SPEs primarily consist of the cash and cash equivalents held by the offshore companies and PRC holding entities.

Key sources of estimation uncertainty

Following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Multiplayer Game Revenues

Multiplayer game revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognized following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to 12 months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users. Future paying user usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods are assessed on a regular basis and may change in the future.

Recognition of deferred tax assets

As of March 31, 2013 and 2014 and as of December 31, 2014, the carrying amount of deferred tax assets of the Group are approximately RMB1,765,000, RMB1,968,000 and RMB2,746,000, respectively. No deferred tax asset has been recognized in respect of tax losses of RMB37,008,000, RMB42,433,000 and RMB 32,910,000 as of March 31, 2013 and 2014 and as of December 31, 2014 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more probable that sufficient taxable profit will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves estimation regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognized. In cases where the actual future profits generated are less or more than expected, a material reversal or recognition of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal or recognition takes place.

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

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	685,824	515,719	714,959
Available-for-sale investments	7,167	6,250	9,228
Investment at FVTPL	—	166,073	21,373

Financial liabilities
Amortized cost	82,289	117,692	210,639

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances. The carrying amount of the US$ bank account balances was approximately RMB87,220,000 and RMB88,327,000 and RMB88,231,000 as of March 31, 2013 and 2014 and as of December 31, 2014, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB3,765,000, RMB3,685,000 and RMB4,205,000 as of March 31, 2013 and 2014 and as of December 31, 2014, respectively, with a corresponding decrease or increase in net profit for the respective years. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in RMB, against the foreign currency, US$. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as of March 31, 2013 and 2014 and as of December 31, 2014 as the interest rates have not fluctuated significantly in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of trade and other receivables, amounts due from related parties, cash and cash equivalents, short-term investments, term deposits, available-for-sale investments and investments at FVTPL of RMB692,991,000, RMB688,042,000 and RMB745,560,000 as of March 31, 2013 and 2014 and as of December 31, 2014, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB36,828,000, RMB22,302,000 and RMB64,418,000, respectively, as of March 31, 2013 and 2014 and as of December 31, 2014. The Group also had RMB28,196,000, RMB38,669,000 and RMB132,336,000 trade receivables from mobile network operators as of March 31, 2013 and 2014 and as of December 31, 2014, respectively. In order to minimize the credit risk of trade receivables from mobile service providers and mobile network operators, the Group assesses the credit worthiness of the mobile service providers and mobile network operators prior to contracting with them. In addition, the Group selects mobile service providers based on their payment history and the assessment of their relationship with the mobile network operators which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers and mobile network operators in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers and mobile network operators. As of March 31, 2013 and 2014 and as of December 31, 2014, ten mobile service providers or mobile network operators accounted for approximately RMB51,892,000, RMB47,361,000 and RMB 161,837,000, or 80%, 78% and 85% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents, term deposits and short investments are held by large banks established in the PRC and Hong Kong Special Administrative Region. The Group's available-for-sale investments are mainly a limited partnership interest in a private equity fund, and the investment at FVTPL are managed by a state owned fund company. The Group does not expect any losses arising from non-performance of these financial institutions.

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

	On demand or less than 1 month	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000

March 31, 2013
Trade and other payables	78,235	78,235
Amounts due to related parties	4,054	4,054
	82,289	82,289
March 31, 2014
Trade and other payables	106,491	106,491
Amounts due to related parties	11,201	11,201
	117,692	117,692

December 31, 2014
Trade and other payables	183,671	183,671
Amounts due to related parties	26,968	26,968
	210,639	210,639

Fair value

(i) Fair value of the Group's financial assets that are measured at fair value on a recurring basis

Some of the Group's financial assets are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique and inputs used).

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Financial assets
Investment at FVTPL*	—	166,073	21,373

* Investment at FVTPL is in Level 2 of Fair value Hierarchy that is valued through discounted cash flow. Future cash flows are based on expected return and credit risks of investments underlying the monetary fund.

The carrying amounts of all financial assets (except for the AFS equity investments and investment at FVTPL) and financial liabilities as of March 31, 2013 and 2014 and as of December 31, 2014 are recorded at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost. Such amounts approximate their fair value.

6.	UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

During the nine-month period ended December 31, 2014, the Group changed its fiscal year to end on December 31, effective December 31, 2014. The Group included in the transition report the audited consolidated financial statements as of and for the nine-month period ended December 31, 2014 and as of and for the years ended March 31, 2014 and 2013.

The consolidated financial statements for the nine-month period ended December 31, 2014 is not comparable to that as of and for the years ended March 31, 2014 and 2013. For comparison purposes, the Group also included in this transition report the unaudited condensed consolidated income statement and net cash flows for the nine-month period ended December 31, 2013 as below:

	Nine months Ended	Nine months Ended
	December 31	December 31
	2014	2013
		(Unaudited)
	RMB’000	RMB’000
Revenues from third parties	586,033	356,987
Cost of revenues from third parties	(437,919)	(248,081)
Cost of revenues from related parties	(26,519)	(20,348)
Gross profit	121,595	88,558
Research and development expenses	(25,943)	(29,525)
Sales and marketing expenses	(31,219)	(26,357)
General and administration expenses	(46,966)	(43,909)
Other operating income, net	1,481	3,973
Profit (loss) from operations	18,948	(7,260)
Other gains and losses	17,741	11,572
Impairment of investment in associates	(2,673)	(727)
Impairment of an available-for sale investment	—	(800)
Share of results of associates	8,510	3,390
Gain on disposal of associates	57,351	—
Profit before tax	99,877	6,175
Income tax expense	(1,156)	(6,147)
Profit for the year	98,721	28
Total comprehensive income for the year	98,721	28
Profit and total comprehensive income attributable to:
Owners of the Company	99,008	486
Non-controlling interests	(287)	(458)
	98,721	28

	Nine months Ended December 31 2014	Nine months Ended December 31 2013
		(Unaudited)
	RMB’000	RMB’000
Net cash (used in) from operating activities	(16,534)	64,967
Net cash from investing activities	244,147	7,851
Net cash used in financing activities	(101,132)	(23,190)
Net decrease in cash and cash equivalents	126,481	49,628
Cash and cash equivalents at beginning of year	79,057	135,025
Effect of foreign exchange rate changes	(571)	(2,844)
Cash and cash equivalents at end of year	204,967	181,809

7.	REVENUES AND SEGMENT INFORMATION

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Single-player games	381,573	272,300	425,894
Multiple-player games	177,658	144,015	87,799
Other revenues	41,876	69,236	72,340
Total	601,107	485,551	586,033

Segment information

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the revenue analysis by revenue driven from single-player games and multiple-player games and other revenues and the profit from operation of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Indonesia and other countries. The following table sets forth revenues by geographic area:

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

PRC	581,442	466,778	580,893
Non-PRC	19,665	18,773	5,140
Total	601,107	485,551	586,033

Information about major customers

During the years ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, there was no customer that individually accounted for over 10% of the Group’s total revenue.

8.	OTHER INCOME, NET

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Government grant	2,931	4,030	1,547
Reimbursement from depository bank	—	1,922	—
Others	(611)	(180)	(66)
Total	2,320	5,772	1,481

9.	OTHER GAINS AND LOSSES

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Interest income	16,209	15,913	15,080
Income on short-term investments	—	2,569	74
Change in fair value of investment at FVTPL	—	1,073	3,778
Exchange loss	(429)	(2,061)	(629)
Others	(249)	(12)	(562)
Total	15,531	17,482	17,741

10.	PROFIT BEFORE TAX

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Profit before tax has been arrived at after charging (crediting):
Staff salary and other benefits	100,106	74,147	55,505
Retirement benefit scheme contributions	2,095	1,668	1,556
Share-based compensation (Note 24)	24,457	17,478	4,038
Total staff costs	126,658	93,293	61,099
Depreciation of property and equipment	21,596	8,654	3,631
Loss (gain) on disposal of property and equipment	68	(208)	(212)
Operating lease rentals in respect of rented premises	10,192	9,273	7,200
Operating lease rentals in respect of rented servers	9,523	9,904	7,582
Bad debt written off (reversal)	3,693	(541)	67

11.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to Cayman Islands' income tax.

PRC

On January 1, 2008, a new Enterprise Income Tax Law (the “New EIT Law”) in China took effect. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested and domestic enterprises.

In 2007, Sky was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential Enterprise Income Tax ("EIT") rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. On April 24, 2009, the PRC government promulgated the Notice on Several Issues Relevant to the Implementation of the Preferential Policies on EIT which allows Software Enterprises to continue to enjoy their unexpired tax holiday under the old EIT Law. The first profit-making year of Sky was 2008. As a result, Sky was subject to a tax rate of 12.5% for calendar year 2011 and 2012. In 2013, Sky obtained the “key software development enterprise” (KSDE”) status under the New EIT Law. The KSDE status allows qualifying China-based enterprises to use a 10% tax rate for two calendar years 2013 and 2014.

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

In 2013, Miyi and Najia were granted the status of Software Enterprise under the PRC tax laws, respectively, that entitled them to a preferential EIT rate of two-year EIT exemption from their first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of their applicable EIT rate for the succeeding three years. The first profit-making year of Miyi and Najia was 2013. As a result, Miyi and Najia’s EIT rates are 0% for calendar year 2013 and 2014, respectively.

In 2014, Mopin was granted the status of Software Enterprise under the PRC tax laws, that entitled it to a preferential EIT rate of two-year EIT exemption from their first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of their applicable EIT rate for the succeeding three years. Mopin is still in accumulated loss as of December 31, 2014.

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Current tax expense:
PRC enterprise income tax	2,288	7,421	1,934
Deferred tax	445	(203)	(778)
Total	2,733	7,218	1,156

The tax expense can be reconciled to the profit per the consolidated statements of profit or loss and other comprehensive income as follows:

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Profit before tax	19,989	11,875	99,877
Income tax expense at PRC tax rate of 25% (i)	4,997	2,969	24,969
Tax effect of:
Non-deductible share-based compensation	6,114	4,370	1,010
Tax effect of shares of results of associates	234	(607)	(2,127)
Other non-deductible expenses	1,723	916	1,291
Tax incentives relating to research and development expenditures	(6,470)	(4,888)	(4,618)
Tax exemption and concession to PRC subsidiaries	(2,747)	(2,608)	(17,513)
Tax effect of deferred tax assets not recognized from deductible temporary differences	(831)	374	525
Tax effect of utilization of tax loss not recognized previously and unused tax loss not recognized	(247)	1,442	(2,381)
Tax effect of inter-group transfer of an associate (ii)	—	5,250	—
Others	(40)	—	—
Tax expense for the year	2,733	7,218	1,156

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

(ii)	Due to the Group's change of investment strategy, an equity investment was transferred from Sky Investment with 25% EIT rate to Miyi with 0% EIT tax rate during year ended March 31, 2014. Income tax of RMB 5,250,000 calculated based on the transferred price was accrued and paid to the relevant tax bureau in April, 2014 accordingly.

Without tax exemption and tax concession, PRC enterprise income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Increase in PRC income tax	2,747	2,608	17,513
Increase (decrease) in deferred tax	445	(93)	(310)
Decrease in basic and diluted earnings per share	RMB0.01	RMB0.01	RMB0.07

As of March 31, 2013 and 2014 and as of December 31,2014, the Group has unused tax losses of RMB37,008,000, RMB42,433,000 and RMB32,910,000 available for offset against future profits that may be carried forward in following four years. No deferred tax asset has been recognized in respect of the tax losses due to the unpredictability of future profit streams.

The following table reflects the movements in deferred tax assets:

	Accrued expenses	Tax losses	Total
	RMB’000	RMB’000	RMB’000
Balance at April 1, 2012	2,210	—	2,210
Charge to profit or loss during the year	(445)	—	(445)
Balance at March 31, 2013	1,765	—	1,765
Credit to profit or loss during the year	203	—	203
Balance at March 31, 2014	1,968	—	1,968
Credit to profit or loss during the nine-month period	517	261	778
Balance at December 31, 2014	2,485	261	2,746

The Group declared dividends in March 2010 and May 2010, however, the Group has no plan to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries and consolidated SPEs of approximately RMB240,163,000, RMB267,622,000 and RMB355,632,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively. As of March 31, 2013 and 2014 and December 31, 2014, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

12.	EARNINGS PER SHARE

Holders of the Group’s Restricted Shares (Note 24) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use, the Restricted Shares are considered participating and basic earnings per share has been computed using the two-class method as follows:

	Years Ended	Years Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
Profit for the year attributable to the owners of the Company	17,112	5,251	99,008
Less: amount allocated to restricted shares (RMB’000)	(221)	(54)	(1,675)
Profit for the year for the purpose of diluted earnings per share	16,891	5,197	97,333

Weighted average common shares outstanding - basic	255,983,883	244,460,993	231,609,428
Share options	—	1,068,460	1,067,909
Weighted average common shares outstanding - diluted	255,983,883	245,529,453	232,677,337
Basic earnings per share	0.07	0.02	0.42
Diluted earnings per share	0.07	0.02	0.42

The computation of diluted earnings per share for the year ended March 31, 2013 does not assume the exercise of the Company’s options because the exercise price of those options was higher than the average market price for shares.

13.	DIVIDENDS

The Company did not pay or declare any dividends on ordinary shares in the years ended March 31, 2013 and 2014 and in the nine-month period ended December 31, 2014.

14.	TERM DEPOSITS

Term deposits had an average interest rate of 3.12%, 3.84% and 3.48% per annum at March 31, 2013 and 2014 and nine-month period ended December 31, 2014, respectively.

15.	SHORT-TERM INVESTMENTS

Short-term investments consist primarily of a financial product purchased from a bank. The maturity of the financial product is one year, with an interest rate of 5.3% per annum. It is classified as short-term investments on the consolidated statements of financial position as its contractual maturity date is equal to one year. The repayment of the financial product and its return is guaranteed by the bank from which the fixed-income financial product was purchased. The Company has received the principal and interest in full upon maturity in April 2014.

The Company estimated that their fair value as of March 31, 2014 approximate their amortized costs considering their short term maturities and high credit quality.

16.	INVESTMENT AT FVTPL

In the nine-month period ended December 31, 2014, the Group totally purchased and sold RMB594,600,000 and RMB743,078,000 of monetary fund, respectively. The fair value of the monetary fund varies depending on the interest rates and credit risks of the underlying investments. As of December 31, 2014, the fair value of such monetary fund was RMB21,373,000. Gains from investment in monetary fund recognized in the consolidated statement of profit or loss and other comprehensive income for the year ended March 31, 2014 and nine-month period ended December 31, 2014 were RMB1,073,000 and RMB3,778,000, respectively. The investment was classified as financial assets at FVTPL upon initial recognition.

17.	AVAILABLE-FOR-SALE INVESTMENTS

The Group’s AFS financial assets are equity investments in two unlisted companies, established in the PRC, with 5% (RMB800,000) interest in Shanghai Mokee Technology Co., Ltd. (“Mokee”) and 1% (RMB100,000) interests in Beijing SFW Technology Co., Ltd. (“Beijing SFW”), respectively, as of March 31, 2013 and 2014; and an investment in a limited partnership of venture capital fund with investment amount of RMB6,267,000 (US$1,000,000) , RMB6,150,000 (US$1,000,000) and RMB9,179,000 (US$1,500,000), respectively, as of March 31, 2013 and 2014 and December 31, 2014.

During the nine-month period ended December 31, 2014, the Group further invested RMB6,000,000 and obtained additional 9.09% equity interest in Beijing SFW. After that, the Group held 10% equity interest in Beijing SFW and can exercise significant influence over the financial and operational policies of Beijing SFW, therefore, Beijing SFW is considered as an associate and accounted for using the equity method after the investment.

During the nine-month period ended December 31, 2014, the Group purchased 0.83% equity interest (RMB50,000) of an unlisted company, established in the PRC. This investment is recorded in the Group's AFS financial assets as well.

During the year ended March 31, 2014, the Group recognized an impairment of RMB800,000 in respect of its 5% interest in one of the two unlisted companies, due to its poor business performance and negative discounted cash flow forecast.

18.	TRADE AND OTHER RECEIVABLES

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Trade receivables	65,024	60,971	189,770
Deposits and other receivables	9,406	23,779	29,804
Prepayments	5,844	10,749	15,388
Total	80,274	95,499	234,962

The Group normally grants credit for an average period of 90 days to its mobile service providers and mobile network operators.

Aging of trade receivables which are not past due nor impaired:

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Within 90 days	60,028	58,677	175,826

The group has not recognized an allowance for receivables not past due because all amounts are considered recoverable.

Aging of trade receivables which are past due but not impaired:

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Over 90 days	4,996	2,294	13,944

The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off RMB3,693,000, Nil and RMB67,000 trade and other receivables during the year ended March 31, 2013 and 2014 and during the nine-month period ended December 31, 2014, respectively, due to mobile network operators unilaterally terminating services provided by certain mobile service providers. The Group does not believe in foreseeable future, such termination of services provided by mobile service providers would occur.

19.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At April 1, 2012	64,067	1,896	682	4,507	876	72,028
Additions	3,833	39	146	39	—	4,057
Disposals	(1,107)	(48)	(26)	—	—	(1,181)
At March 31, 2013	66,793	1,887	802	4,546	876	74,904
Additions	1,351	18	39	145	—	1,553
Disposals	(1,099)	—	(10)	(419)	—	(1,528)
At March 31, 2014	67,045	1,905	831	4,272	876	74,929
Additions	4,076	51	64	713	209	5,113
Disposals	(2,316)	(31)	(33)	(113)	—	(2,493)
At December 31, 2014	68,805	1,925	862	4,872	1,085	77,549

Depreciation:
At April 31, 2012	(34,640)	(712)	(457)	(2,949)	(414)	(39,172)
Charge for the year	(19,386)	(376)	(199)	(1,460)	(175)	(21,596)
Eliminated on disposals	994	18	22	—	—	1,034
At March 31, 2013	(53,032)	(1,070)	(634)	(4,409)	(589)	(59,734)
Charge for the year	(7,883)	(366)	(72)	(171)	(162)	(8,654)
Eliminated on disposals	637	—	8	419	—	1,064
At March 31, 2014	(60,278)	(1,436)	(698)	(4,161)	(751)	(67,324)
Charge for the year	(3,145)	(273)	(48)	(41)	(124)	(3,631)
Eliminated on disposals	2,251	6	32	3	—	2,292
At December 31, 2014	(61,172)	(1,703)	(714)	(4,199)	(875)	(68,663)

Carrying values
At March 31, 2013	13,761	817	168	137	287	15,170
At March 31, 2014	6,767	469	133	111	125	7,605
At December 31, 2014	7,633	222	148	673	210	8,886

20.	INTEREST IN ASSOCIATES

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000

Cumulative cost of investments in associates	38,669	61,211	121,021
Cumulative share of results of associates	(9,171)	(12,018)	(5,008)
Impairment of investment in associates (i)	(7,127)	(7,854)	(10,527)
	22,371	41,339	105,486

(i)

The Group recognized impairment of RMB1,367,000 in respect of its investment in Beijing DigiMobi Studio Co., Ltd. (“DigiMobi”) during the year ended March 31, 2013, impairment of RMB727,000 in respect of its investment in Beijing Dream Sky Technology Co. Ltd., ("Dream Sky") during the year ended March 31, 2014, impairment of RMB765,000 in respect of its investment in Shanghai Mingyou Network Technologies Co.,Ltd. (“Mingyou”) and impairment of RMB1,908,000 in respect of its investment in Beijing Brtech Co., Ltd. ("Brtech")during the nine-month period ended December 31, 2014, respectively, due to the poor business performance and negative discounted cash flow forecast of the two investees. The investments in DigiMobi, Dream Sky, Mingyou and Brtech have then been fully impaired.

The Group utilized the income approach valuation method to compute the recoverable amount of its reporting units. The key assumptions used in the income approach, requires significant management judgment on business forecast.

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of registered capital held by the Group			Principal activities
		March 31	March 31	December 31
Name of associates	RMB	2013	2014	2014
		%	%	%
Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd.	300,000	33.3%	33.3%	33.3%	Mobile application and content provider
Hangzhou Guanzhun Technologies Co., Ltd.	15,000,000	45%	45%	45%	Development of mobile application software
Shenzhen Heisha Technologies Co., Ltd. (a)	11,445,878	31%	31%	0%	Provision of mobile application service
Brtech (b)	1,176,500	15%	15%	15%	Development of mobile application software
Shanghai Mihoyo Network Technology Co., Ltd. (c)	1,070,000	15%	15%	15%	Development of mobile application software
Shanghai Fangcun Information Technology Co., Ltd. (d)	10,000,000	20%	37.9%	0%	Development of mobile application software
DigiMobi (e)	117,647	15%	15%	15%	Development of mobile application software
Shanghai Gameba Co., Ltd. (f)	375,000	15%	20%	20%	Development of mobile application software
Hangzhou Mr. Glee Tech. Co., Ltd. (g)	1,430,600	10%	10%	12%	Development of mobile application software
Dream Sky (h)	125,000	20%	20%	20%	Development of mobile application software
Hangzhou Taiku Technologies Co., Ltd. (i)	8,500,000	65%	65%	65%	Operation of mobile video services
Hangzhou Breaking Dawn Network Technologies Co. Ltd. (j)	10,000,000	70%	70%	70%	Operation of mobile leisure games
Hangzhou Quyuan Technologies Co., Ltd. (k)	1,000,000	Nil	20%	20%	Development of mobile application software
Hangzhou Lonshin E-Commerce Co., Ltd. (l)	1,111,111	Nil	10%	10%	Operation of car service platform
Shanghai Mingyou Network Technologies Co., Ltd. (m)	1,250,000	Nil	13.3%	13.3%	Development of mobile application software
Hangzhou Qianlong Technologies Co., Ltd. (n)	10,000,000	Nil	40%	40%	Development of mobile application software
Shanghai Vtime Information Technologies Co., Ltd. (o)	166,668	Nil	12.5%	10%	Operation of mobile game advertising platform
Shanghai Halfmeters Network Technologies Co., Ltd. (p)	133,300	Nil	12.5%	13.9%	Development of mobile application software
Guangzhou Eyesblack Network Technologies Co., Ltd. (q)	125,000	Nil	20%	20%	Development of mobile application software
Hangzhou Joyreach Technologies Co., Ltd. (r)	1,291,445	Nil	12%	10.1%	Operation and Development of mobile application software
Beijing SFW (s)	1,375,000	1%	1%	10%	Operating and Development of online game and social platforms
Hangzhou Funyou Network Technology Co., Ltd. (t)	1,000,000	Nil	Nil	24.1%	Operation and Development of mobile application software
Shanghai Leyi Information Technology Co., Ltd. (u)	75,000,000	Nil	Nil	66.5%	Investment of new TMT company
Beijing Jamo Games Technologies Co.,Ltd. (v)	10,000,000	Nil	Nil	20%	Operation and Development of mobile application software
Shanghai Tongyu Network Technology Co., Ltd. (w)	3,000,000	Nil	Nil	20%	Operation and Development of mobile application software

All of the above associates are accounted for using the equity method in the consolidated financial statements.

The financial year end date of all of the above associates is December 31. This was the reporting date as required by the Company Law of PRC. For the purposes of applying the equity method of accounting, the financial statements of the above associates for the years ended December 31, 2012, 2013 and 2014 have been used, and appropriate adjustments have been made for the effects of significant transactions between those dates and March 31, 2013 and 2014 and December 31, 2014.

(a)	The Group held 65% interest of Shenzhen Heisha Technologies Co., Ltd. (“Heisha”) and consolidated it before April 2011. In April 2011, the Group partially disposed its interests in Heisha and retained 31% equity interest, the fair value of the remaining 31% interest of Heisha was approximately RMB 1,600,000. The Group disposed the remaining 31% interest in Heisha for RMB1,000,000 during the nine-month period ended December 31, 2014 (Note 21).

(b)	In April 2012, the Group acquired 15% of the equity interest in Brtech for a cash consideration of RMB2,200,000. One out of three directors of Brtech is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Brtech, therefore, Brtech is considered as an associate. The Group recognized full impairment in September 2014 in regards of the investment in Brtech due to its poor operating performance and negative discounted cash flow.

(c)	In June 2012, the Group acquired 15% of the equity interest in Shanghai Mihoyo Network Technology Co., Ltd. (“Mihoyo”) for a cash consideration of RMB1,000,000. One out of three directors of Mihoyo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mihoyo, therefore, Mihoyo is considered as an associate.

(d)

In July 2012, the Group acquired 12% of the equity interest in Shanghai Fangcun Information Technology Co., Ltd. (“Fangcun”) for a cash consideration of RMB2,500,000. In March 2013, the Group further invested RMB2,500,000 and obtained 8% equity interest in Fangcun. In July 2013, the Group further acquired 17.9% of the equity interest in Fangcun for a cash consideration of RMB 25,000,000. After that, the Group held 37.9% equity interest in Fangcun.

One out of three directors is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Fangcun, therefore, Fangcun is considered as an associate.

In late 2013, the Group and other shareholders of Fangcun signed the share transfer agreement with Guangdong Alpha Animation & Culture Co., Ltd. ("Alpha") and planned to sell 100% shares of Fangcun to Alpha at the consideration of approximately RMB250,000,000. The deal was approved by China Securities Regulatory Commission ("CSRC") in February 2014, investment in Fangcun was reclassified as asset held-for-sale after that. This transaction was completed in May 2014 and all the cash consideration of RMB91,625,000 was received (Note 21).

(e)	In July 2012, the Group acquired 15% of the equity interest in DigiMobi for a cash consideration of RMB1,500,000. One out of three directors of DigiMobi is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of DigiMobi, therefore, DigiMobi is considered as an associate.

(f)	In October 2012, the Group acquired 15% of the equity interest in Shanghai Gameba Co., Ltd. (“Gameba”) for a cash consideration of RMB1,125,000. One out of three directors of Gameba is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Gameba, therefore, Gameba is considered as an associate. In December 2013, the Group acquired 5% of the equity interest in Gameba from another investor for a cash consideration of RMB407,500. After that, the Group held 20% of the equity interest in Gameba.

(g)	In October 2012, the Group acquired 10% of the equity interest in Hangzhou Mr. Glee Tech. Co., Ltd. (“Mr. Glee”) for a cash consideration of RMB5,000,000. One out of three directors of Mr. Glee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mr. Glee, therefore, Mr. Glee is considered as an associate. In April 2014, the Group acquired 2% equity interest of Mr. Glee for a cash consideration of RMB1,000,000. After that, the Group held 12% of equity interest in Mr. Glee.

(h)	In November 2012, the Group acquired 20% of the equity interest in Beijing Dream Sky Technology Ltd. (“Dream Sky”) for a cash consideration of RMB1,000,000. One out of three directors of Dream Sky is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Dream Sky, therefore, Dream Sky is considered as an associate.

(i)	In January 2013, the Group, together with another two independent individuals, established Hangzhou Taiku Technologies Co., Ltd. (“Taiku”). The Group invested RMB5,525,000 and obtained a 65% equity interest in Taiku. Only one out of three directors of Taiku is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Taiku. Therefore, Taiku is considered as an associate.

(j)	In January 2013, the Group, together with another two independent individuals, established Hangzhou Breaking Dawn Network Technologies Co. Ltd. (“Breaking Dawn”). The Group invested RMB1,610,000 and obtained a 70% equity interest in Breaking Dawn. Only one out of three directors of Breaking Dawn is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Breaking Dawn. Therefore, Breaking Dawn is considered as an associate. In September 2013, the Group further invested RMB5,390,000 while the other shareholders increased their investment proportionately. In April 2014, the Group withdrew RMB 5,390,000 while the other shareholders decreased their investment proportionately.

(k)	In April 2013, the Group acquired 20% of the equity interest in Hangzhou Quyuan Technologies Co., Ltd. (“Quyuan”) for a cash consideration of RMB3,000,000. One out of three directors of Quyuan is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Quyuan, therefore, Quyuan is considered as an associate.

(l)	In June 2013, the Group acquired 10% of the equity interest in Hangzhou Lonshin E-Commerce Co., Ltd. (“Lonshin”) for a cash consideration of RMB2,500,000. One out of three directors of Lonshin is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Lonshin, therefore, Lonshin is considered as an associate.

(m)	In August 2013, the Group acquired 13.3% of the equity interest in Shanghai Mingyou Network Technologies Co., Ltd. (“Mingyou”) for a cash consideration of RMB1,000,000. One out of three directors of Mingyou is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mingyou, therefore, Mingyou is considered as an associate.

(n)	In July 2013, the Group acquired 40% of the equity interest in Hangzhou Qianlong Technologies Co., Ltd. (“Qianlong”) for a cash consideration of RMB2,600,000. In September 2013, the Group further invested RMB1,400,000 while the other shareholders increased their investment proportionately. One out of three directors of Qianlong is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Qianlong, therefore, Qianlong is considered as an associate.

(o)	In October 2013, the Group acquired 12.5% of the equity interest in Shanghai Vtime Information Technologies Co., Ltd. (“Vtime”) for a cash consideration of RMB750,000. One out of three directors of Vtime is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Vtime, therefore, Vtime is considered as an associate. Two new shareholders invested in Vtime in June 2014 and the paid-in capital increased accordingly to RMB166,668. After that, the Group held 10% equity interest in Vtime.

(p)	In October 2013, the Group acquired 12.5% of the equity interest in Shanghai Halfmeters Network Technologies Co., Ltd. (“Halfmeters”) for a cash consideration of RMB700,000. One out of three directors of Halfmeters is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Halfmeters, therefore, Halfmeters is considered as an associate. In June 2014, one shareholder of Halfmeters voluntarily resigned and according to the investment agreement, his shares were transferred to the remaining shareholders unconditionally, which led to the Group's ownership increasing from 12.5% to 13.9%.

(q)	In January 2014, the Group acquired 20% of the equity interest in Guangzhou Eyesblack Network Technologies Co., Ltd. (“Eyesblack”) for a cash consideration of RMB1,500,000. One out of three directors of Eyesblack is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Eyesblack, therefore, Eyesblack is considered as an associate.

(r)	In March 2014, the Group acquired 12% of the equity interest in Hangzhou Joyreach Technologies Co., Ltd. (“Joyreach”) for a cash consideration of RMB8,295,000. One out of four directors of Joyreach is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Joyreach, therefore, Joyreach is considered as an associate. Another shareholder invested in Joyreach in May, 2015, which increased the paid-in capital to RMB1,291,445. After that, the group held 10.1% equity interest in Joyreach.

(s)	In June 2014, the Group further invested RMB 6,000,000 and obtained 9.09% of the equity interest in Beijing SFW, after that, the Group held 10% of the equity interest in Beijing SFW. One out of five directors of Beijing SFW is appointed by the Group and the Group can exercise significant influence over financial and operational policies of Beijing SFW, therefore, Beijing SFW is considered as an associate.

(t)	In May 2014, the Group acquired 24.1% of the equity interest in Hangzhou Funyou Network Technologies Co., Ltd. (“Funyou”) for a cash consideration of RMB 2,800,000. One out of three directors of Funyou is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Funyou, therefore, Funyou is considered as an associate.

(u)	In May 2014, the Group acquired 66.5% of the equity interest in Shanghai Leyi Information Technology Co., Ltd ("Leyi") for a cash consideration of RMB 49,900,000. Leyi is an investment fund targeting PRC early stage companies in high technology industry or with new business models. The Group is a limited partner. One out of four member of investment decision committee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Leyi, and therefore, Leyi is considered as an associate.

(v)	In August 2014, the Group acquired 20% of the equity interest in Beijing Jamo Games Technologies Co., Ltd. (“Jamo”) for a cash consideration of RMB 4,000,000. One out of four directors of Jamo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Jamo, therefore, Jamo is considered as an associate.

(w)	In October 2014, the Group acquired 20% of the equity interest in Shanghai Tongyu Network Technology Co., Ltd (“Tongyu”) for a cash consideration of RMB 1,400,000. One out of five directors of Tongyu is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Tongyu, therefore, Tongyu is considered as an associate.

A summary of financial information in respect of the Group’s associates is set out below:

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Total assets	36,872	58,982	283,389
Total liabilities	12,072	14,865	73,111
Net assets	24,800	44,117	210,278
Aggregate carrying amount of the Group's interests in these associates	22,371	41,339	105,486

	Years Ended	Years Ended	Nine months Ended
	March 31,	March 31,	December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Total revenue	16,198	96,155	208,689
(Loss) profit for the year	(14,306)	14,206	54,073
Group’s share of (loss) profit of associates	(935)	2,428	8,510

21.	Gains on disposal of associates

In May 2014, the Group completed the disposal of its entire 37.9% equity interest in Fangcun and received the cash consideration of RMB91,625,000 (note 20). The Group recognized RMB56,351,000 gain on disposal accordingly.

In August 2014, the Group sold its remaining 31.0% equity interest in Heisha at a cash consideration of RMB1,000,000. The group recognized RMB1,000,000 gain on disposal accordingly. RMB600,000 has been received by the end of December 31, 2014.

22.	TRADE AND OTHER PAYABLES

	At March 31,	At March 31,	At December31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Trade payable	70,571	94,994	173,200
Accrued payroll and employee welfare	10,621	14,062	18,672
Other taxes payable	6,420	5,145	6,751
Payable for acquisition of property and equipment	1,031	565	—
Accrued expenses	6,511	5,551	6,067
Advance from customers	20,332	22,225	17,587
Other payables	6,633	10,932	10,470
Total	122,119	153,474	232,747

23.	SHARE CAPITAL

	Number of shares		Amount US$	Amount RMB’000
Common shares
Authorized:
As of March 31, 2013 and 2014 and December 31, 2014	937,857,200		46,893	338
Issued and fully paid:
At April 1, 2012 (of US$0.00005 each)	258,174,600		12,908	92
Exercise of share options	732,248	(i)	37	—
Restricted share vested	697,916	(i)	35	—
Cancellation of repurchased shares	(9,192,816)	(ii)	(460)	(3)
At March 31, 2013 (of US$0.00005 each)	250,411,948		12,520	89
Exercise of share options	4,456,776	(iii)	223	2
Restricted share vested	549,146	(iii)	27	—
Cancellation of repurchased shares	(15,955,984)	(iv)	(798)	(5)
At March 31, 2014 (of US$0.00005 each)	239,461,886		11,972	86
Exercise of share options	627,520	(v)	31	—
Restricted share vested	1,298,128	(v)	65	1
Issue new shares to replace the payroll payable	70,288	(vi)	3	—
Cancellation of repurchased shares	(19,191,144)	(vii)	(960)	(6)
At December 31, 2014 (of US$0.00005 each)	222,266,678		11,111	81

(i)

During the year ended March 31, 2013, 732,248 fully vested options were exercised and converted into 732,248 common shares with a par value of US$0.00005 per share, and 697,916 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

(ii)	On August 12, 2012, the Board of Directors authorized the Company to repurchase up to US$10 million of its common shares on the open market during the period from August 13, 2012 to August 12, 2013. As of March 31, 2013, the Company has repurchased 15,173,920 common shares for a total consideration of RMB25,308,000 (US$4,086,010). The Company cancelled 9,192,816 common shares which were repurchased during the year ended March 31, 2013. The remaining 5,981,104 common shares repurchased were cancelled during the year ended March 31 2014.

(iii)

During the year ended March 31, 2014, 4,456,776 fully vested options were exercised and converted into 4,456,776 common shares with a par value of US$0.00005 per share, and 549,146 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

(iv)	During the year ended March 31, 2014, the Company repurchased 12,288,720 common shares for a total consideration of RMB27,361,000 (US$4,452,086) and cancelled 15,955,984 repurchased common shares. The remaining 2,313,840 common shares repurchased were cancelled during the nine-month period ended December 31, 2014.

(v)

During the nine-month period ended December 31, 2014, 627,520 fully vested options were exercised and converted into 627,520 common shares with a par value of US$0.00005 per share, and 1,298,128 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

(vi)	During the nine-month period ended December 31, 2014, the Company issued 70,288 common shares with a par value of US$0.00005 per share to one senior management to replace the payroll payable of RMB335,000. The share numbers is calculated based on the carry amount of the payroll payable and the share price of the issuance date.

(vii)	During the nine-month period ended December 31, 2014, the Company repurchased 16,877,304 common shares for a total consideration of RMB101,442,000 (US$16,488,013) and all the outstanding repurchased 19,191,144 shares were cancelled as of December 31, 2014.

24.	SHARE-BASED PAYMENTS

Employee Share Option Plan (the “Plan”)

On March 1, 2010, the Company approved an ownership-based compensation scheme for executives and senior employees under which the Company could grant up to 15,000,000 shares.

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

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB
Outstanding on April 1, 2012	8,521,650	1.907	8.1 years
Forfeited	(1,101,967)	1.775
Exercised	(732,248)	1.775
Outstanding on March 31, 2013	6,687,435	1.993	7.1 years
Forfeited	(189,881)	4.289
Exercised	(4,456,776)	1.775
Outstanding on March 31, 2014	2,040,778	2.009	6.2 years
Forfeited	(19,065)	1.775
Exercised	(627,520)	1.775
Outstanding on December 31, 2014	1,394,193	2.118	5.4 years

The Company recorded compensation expense of RMB8,357,000, RMB4,537,000 and RMB106,000 for the years ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, respectively.

Options exercisable were 3,385,035, 1,600,728 and 1,369,193 as of March 31, 2013 and 2014 and December 31, 2014, respectively.

In respect of the share options exercised during the year ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, the weighted average share price at the dates of exercise was RMB1.849, RMB 4.404 and RMB5.918 per share, respectively.

Restricted Shares

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognized the total amount of approximately RMB62,351,000 as compensation expense over the five year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity. During the years ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, the Group recognized RMB9,768,000, RMB5,612,000 and RMB1,871,000 as compensation expense, respectively.

On March 7, 2012, the Group issued 4,038,176 restricted shares to its employees. At the same time, Xplane also granted 3,340,400 of Sky-mobi's restricted shares to employees of the Group. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. 25% of the total 7,378,576 restricted shares vest on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB2.88 (US$0.46). The Group recognizes the total amount of RMB21,327,000 as compensation expense over the four year deemed service, or vesting, period with a corresponding increase in reserve in the consolidated statements of changes in equity. During the years ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, the Group recognized RMB6,332,000, RMB2,977,000 and RMB725,000, respectively, as compensation expense. On October 23, 2014, as approved by the board, all the unvested restricted shares to be granted by Xplane will be issued by the Group, with all the terms unchanged.

On April 15, October 30 and November 18, 2013, the Company issued 100,000, 1,600,000 and 40,000 restricted shares to the Group’s director and senior management. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest one-fourth, one-third and one-fourth on each anniversary of the grant date respectively. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43), respectively. The Group will recognize the total amount of RMB5,008,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended March 31, 2014 and the nine-month period ended December 31, 2014, the Group totally recognized RMB1,436,000 and RMB271,000 as compensation expense.

On April 21, April 29, May 8 and June 30, 2014, the Company issued 24,000, 120,000, 160,000 and 160,000 restricted shares to the Group’s director, senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. The shares granted on May 8 was immediately vested. The rest shares vest one-fourth on each anniversary of the grant date or 30%, 30%, 40% on the first, second and third anniversaries of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB5.91 (US$0.96), RMB5.09 (US$0.83), RMB4.70 (US$0.76) and RMB6.37 (US$1.04), respectively. The Group will recognize the total amount of RMB2,523,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the nine-month period ended December 31, 2014, the Group totally recognized RMB1,065,000 as compensation expense.

On December 31, 2014, the Company issued 6,252,992 restricted shares to the Group’s senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling such non-vested restricted shares. These shares vest 20%, 20%, 30% and 30% at the end of 4 months, 12 months, 24 months and 36 months of the grant date, respectively. The Group measured the fair value of the restricted shares based on the open market quote as of grant date of the Company’s shares, which was RMB2.91 (US$0.48). The Group will recognize the total amount of RMB18,222,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity.

A summary of the restricted shares activity is as follows:

Number of Restricted Shares

Outstanding on April 1, 2012	4,038,176
Forfeited	(1,349,768)
Vested	(697,916)
Outstanding on March 31, 2013	1,990,492
Granted on April 15, 2013	100,000
Granted on October 30, 2013	1,600,000
Granted on November 18, 2013	40,000
Forfeited	(354,920)
Vested	(549,146)
Outstanding on March 31, 2014	2,826,426
Granted on April 21, 2014	24,000
Granted on April 29, 2014	120,000
Granted on May 8, 2014	160,000
Granted on June 30, 2014	160,000
Granted on December 31, 2014	6,252,992
Transferred from Xplane on October 23, 2014	1,288,000
Forfeited	(1,500,144)
Vested	(1,298,128)
Outstanding on March 31, 2014	8,033,146

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

25.	RELATED PARTY TRANSACTIONS
(a)	Related party balances

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Amounts due from related parties
Non-trade balances
Amount due from associates
— Hangzhou TaiKu Technologies Co. Ltd.	306	1	—
— Hangzhou Breaking Dawn Network Technologies Co., Ltd.	92	11	18
— Hangzhou Qianlong Technologies Co., Ltd.	—	—	693

Amount due from a shareholder
Non-trade balances
— Xplane Ltd.	125	—	—
Trade balances
Amount due from associates
— Hangzhou TaiKu Technologies Co., Ltd.	—	—	593
— Hangzhou Qianlong Technologies Co., Ltd.	—	148	—
— Beijing Jamo Games Technologies Co., Ltd.	—	—	220
	523	160	1,524

	At March 31,	At March 31,	At December 31,
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Loan receivable due from related parties
Non-trade balances
Amounts due from associates
— Hangzhou Qianlong Technologies Co., Ltd.	—	—	4,000

The amounts due from related parties are tading and non-trading in nature. The trade balances are unsecured, non-interest bearing and repayable on contract credit term of 90 days. The non-trade balances are unsecured, non-interest bearing and repayable on demand.

During the nine-month period ended December 31, 2014, the Company granted loan of RMB4,000,000 to its investee, Qianlong to support its daily operation. The loan receivable due from related parties is unsecured, with 3% interest rate and repayable on demand.

	At March 31	At March 31	At December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Amounts due to related parties
Trade balances
Amounts due to associates	577	604	171
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	426	211	135
— Hangzhou Sibi Technologies Co., Ltd.	127	39	65
— Beijing Brtech Co., Ltd.	2,924	4,662	11,133
— Hangzhou Breaking Dawn Network Technologies Co., Ltd.	—	587	—
— Hangzhou TaiKu Technologies Co., Ltd.	—	875	1,370
— Hangzhou Quyuan Technologies Co., Ltd.	—	188	5,080
— Hangzhou Qianlong Technologies Co., Ltd.	—	4,035	234
— Hangzhou Joyreach Technologies Co., Ltd.	—	—	6,664
— Shanghai Mihoyo Network Technology Co., Ltd.	—	—	2,116
— Shanghai Tongyu Network Technology Co., Ltd.	577	604	171
	4,054	11,201	26,968

The amounts due to associates are trading in nature. The trade balances are unsecured, non-interest bearing and repayable on contract credit term of 90 days.

(b) Related party transactions

During the years ended March 31, 2013 and 2014 and the nine-month period ended December 31, 2014, respectively, significant related party transactions were as follows:

	Year Ended	Year Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Cost of revenues (for content)
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	357	81	14
— Hangzhou Sibi Technologies Co., Ltd.	2,271	1,545	647
— Beijing Brtech Co., Ltd.	982	349	65
— Hangzhou Breaking Dawn Network Technologies Co. Ltd.	2,924	12,137	9,047
— Hangzhou TaiKu Technologies Co. Ltd.	—	1,178	2,814
— Hangzhou Quyuan Technologies Co. Ltd.	—	1,875	885
— Hangzhou Qianlong Technologies Co. Ltd.	—	7,288	3,461
— Hangzhou Joyreach Technologies Co., Ltd.	—	—	2,008
— Shanghai Mihoyo Network Technology Co. Ltd.	—	—	6,667
— Shanghai Tongyu Network Technology Co., Ltd.	—	—	6
— Beijing Jamo Games Technologies Co., Ltd.	—	—	905
	6,534	24,453	26,519

	Year Ended	Year Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Revenues
Associates
— Hangzhou Qianlong Technologies Co. Ltd.	—	2,830	1,792
— Hangzhou TaiKu Technologies Co. Ltd.	—	—	5,187
— Beijing Jamo Games Technologies Co., Ltd.	—	—	1,271
	—	2,830	8,250

During the nine-month period ended December 31, 2014, the Company repurchased an aggregate 16,000,000 common shares from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., of par value US$0.00005 per share at a purchase price of US$0.985 per share, for a total consideration of RMB97,784,500 (US$15,760,000).

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended	Year Ended	Nine months Ended
	March 31	March 31	December 31
	2013	2014	2014
	RMB’000	RMB’000	RMB’000
Salary and other benefits	6,152	3,669	2,044
Retirement benefit contribution	22	10	4
Share-based compensation	8,393	2,212	743
	14,567	5,891	2,791

26.	PARTIAL DISPOSAL OF SUBSIDIARIES

During the year ended March 31, 2013, the Group disposed 12.5% equity interest in Sky Technologies International Limited ("Sky Tech") for a cash consideration of RMB 2,001,000. After the sale, the Group still held 87.5% shares and retained control over Sky Tech. The transaction was accounted for as an equity transaction. The carrying amounts of the Group's interests and the non-controlling interests were adjusted to reflect the changes in their relative interests in this subsidiary. The difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration received was recognized directly in equity.

During the fiscal year ended March 31, 2014, Sky Tech additionally issued 30,000,000 shares, that diluted the equity interest of non-controlling shareholders from 12.5% to 10%. After that, the Group held 90% shares and retained control over Sky Tech.

During nine-month period ended December 31, 2014, the Group disposed 4% of equity interest in Mopin for a cash consideration of RMB972,000. After the sale, the Group held 79.88% shares and retained control over Mopin. The transaction was accounted for as an equity transaction. The carrying amounts of the Group's interests and the non-controlling interests were adjusted to reflect the changes in their relative interests in this subsidiary. The difference between the amount by which the non-controlling interests were adjusted and the fair value of the consideration received was recognized directly in equity.

27.	OPERATING LEASES

The Group has operating lease agreements principally for its office properties and servers in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	At March 31, 2013	At March 31, 2014	At December 31, 2014
	RMB’000	RMB’000	RMB’000
Within one year	15,849	9,767	10,780
In the second to fifth years, inclusive	9,122	924	1,224
Total	24,971	10,691	12,004

28.	CAPITAL COMMITMENTS

The Group’s commitments for capital injections contracted for but not provided in the consolidated financial statements in respect of investment in venture capital fund and associate is RMB9,102,000 as of December 31, 2014, respectively.

29.	PROFIT APPROPRIATION

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

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to 1,000,000, RMB1,000,000 and RMB1,000,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively. The Group’s PRC subsidiaries have not allocated any of their after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB108,694,000 as of December 31, 2014 was considered restricted due to restrictions on the distribution of registered share capital.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB112,734,000, RMB111,618,000 and RMB123,971,000 as of March 31, 2013 and 2014 and December 31, 2014, respectively.

30.	SUBSEQUENT EVENT

In February 2015, the Group purchased 10% of equity interest in Sky Tech from the non-controlling shareholder for a cash consideration of RMB2,000,000. As a result, the group held 100% of equity interest in Sky Tech after this purchase.

31.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on April 27, 2015.

* * * * *

