Form 20-F
period 2015-12-31
SKY-MOBI Ltd
filed 2016-04-29
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015.
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

225,845,686 common shares of par value US$0.00005 per share, as of December 31, 2015.

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

CONVENTIONS USED IN THIS ANNUAL REPORT

In this annual report, unless otherwise indicated, (1) ”we,” “us,” “our company,” “our” or “Sky-mobi” refers to Sky-mobi Limited, a Cayman Islands company, its predecessor entities, subsidiaries and consolidated special purpose entities, or SPEs, controlled by Sky-mobi Limited; (2) “SPEs” refers to, as of the date of this annual report, Hangzhou Sky Network Technologies Co., Ltd., or Hangzhou Sky, Hangzhou Mijia Technologies Co., Ltd., or Mijia, Hangzhou Feineng Technologies Co., Ltd., or Feineng, Hangzhou Miyi Technologies Co., Ltd., or Miyi, Hangzhou Najia Technologies Co., Ltd., or Najia, Shanghai Tianchu Technologies Co., Ltd., or Tianchu, Nanjing Zunqi Network Information Technologies Co., Ltd., or Zunqi, Nanjing Geyuan Information Technologies Co., Ltd., or Geyuan, Hangzhou Dangyi Technologies Co., Ltd., or Dangyi, Shanghai Mugu Business Information Consulting Co., Ltd., or Mugu, and Hangzhou Fuyun Technologies Co., Ltd., or Fuyun; (3) “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; (4) ”shares” or “common shares” refers to our common shares, par value US$0.00005 per share; “ADSs” refers to our American depositary shares, each of which represents eight common shares; and “ADRs” refers to the American depositary receipts which evidence our ADSs; (5) all references to “RMB” or “Renminbi” are to the legal currency of China; and all references to “$,” “US$” and “U.S. dollars” are to the legal currency of the United States; (6) all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding; and (7) all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2015, or at any other rate.

“Maopao platform” or “Maopao platform products” refers to, collectively, our Maopao-branded products and services, including but not limited to Maopao App Store, Maopao Game Center, Maopao Community, Maopao Browser, Maopao Desktop and Zimon.

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

“ARPU” stands for average revenue per paying user.

“MAU” stands for monthly active users, which represents the number of users that visit Maopao platform for at least once in a particular month, adjusted to eliminate double-counting of the same user. Average MAU for a particular period is the average of the MAU during that period.

This annual report on Form 20-F includes (i) our audited consolidated statements of operations for the fiscal year ended December 31, 2015, for the nine months ended December 31, 2014 and for the fiscal year ended March 31, 2014 and (ii) our audited consolidated balance sheet data as of March 31, 2014, December 31, 2014 and December 31, 2015.

On December 15, 2010, we completed the initial public offering of 6,125,000 ADSs, each representing eight common shares of par value US$0.00005 per share. On December 10, 2010, we listed our ADSs on the NASDAQ Global Market, or NASDAQ, under the ticker symbol “MOBI.”

We changed our fiscal year-end from March 31 to December 31 in May 2014, effective from the calendar year ended December 31, 2014. Unless otherwise noted, all references to “fiscal years” in this annual report on Form 20-F refer to the fiscal year which, prior to May 2014, ended on March 31, and after May 2014, ended on December 31.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

We have derived our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal year ended March 31, 2014, the nine months ended December 31, 2014 and the fiscal year ended December 31, 2015 and the selected consolidated statement of financial position data as of March 31, 2014, December 31, 2014 and December 31, 2015 from our audited consolidated financial statements included in this annual report. The unaudited financial data as of and for the nine months ended December 31, 2013 are presented solely for the purpose of providing meaningful comparisons with the nine-month period ended December 31, 2014. Similarly, the unaudited consolidated financial information for the twelve months ended December 31, 2014 is provided solely for the purpose of meaningful comparison with the fiscal year ended December 31, 2015. The unaudited consolidated financial information for the nine-month period ended December 31, 2013 was prepared by extracting the appropriate information from the interim financial information included in the consolidated financial statements for the fiscal year ended March 31, 2014. Similarly, the unaudited consolidated financial information for the twelve-month period ended December 31, 2014 was prepared by compiling the financial information presented in the consolidated financial statements for the nine-month period ended December 31, 2014 with the unaudited interim financial information for the three-month period ended March 31, 2014, which was included in the consolidated financial statements for the fiscal year ended March 31, 2014. Our selected consolidated statement of profit or loss and other comprehensive income data for the fiscal years ended March 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

You should read the selected consolidated financial data set forth below in conjunction with the related notes and “Item 5. Operating and Financial Review and Prospects.”

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the Fiscal Year Ended December 31,
	2011	2012	2013	2014	2013	2014	2014	2015
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)		(Unaudited)
	(in thousands, except number of shares and per share data)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	675,294	685,563	601,107	485,551	356,987	586,033	714,597	608,542	93,943
Cost of revenues from third parties	(461,422)	(465,479)	(412,246)	(339,982)	(248,081)	(437,919)	(529,819)	(478,754)	(73,907)
Cost of revenues from related parties	(3,415)	(5,546)	(6,534)	(24,453)	(20,348)	(26,519)	(30,625)	(6,588)	(1,017)
Gross profit	210,457	214,538	182,327	121,116	88,558	121,595	154,153	123,200	19,019
Operating expenses(1):
Research and development expenses	(52,260)	(71,088)	(73,027)	(38,644)	(29,525)	(25,943)	(35,062)	(37,887)	(5,849)
Sales and marketing expenses	(38,200)	(37,361)	(35,369)	(36,351)	(26,357)	(31,219)	(41,213)	(42,027)	(6,488)
General and administration expenses	(98,938)	(83,996)	(69,491)	(58,401)	(43,909)	(46,966)	(61,458)	(63,684)	(9,831)
Other income, net	—	3,675	2,320	5,772	3,973	1,481	3,280	9,553	1,475
Profit (Loss) from operations	21,059	25,768	6,760	(6,508)	(7,260)	18,948	19,700	(10,845)	(1,674)
Other gains and losses	11,179	11,649	15,531	17,482	11,572	17,741	23,991	28,456	4,393
Impairment of investment in associates	(5,760)	—	(1,367)	(727)	(727)	(2,673)	(2,673)	(3,394)	(524)
Impairment of an available-for-sale investment	—	—	—	(800)	(800)	—	—	—	—
Finance costs	(4,333)	—	—	—	—	—	—	—	—
Share of results of associates	(6,012)	(886)	(935)	2,428	3,390	8,510	7,208	19,411	2,997
Gain on disposal of associates	—	—	—	—	—	57,351	57,351	16,116	2,488
Loss on disposal of a subsidiary	—	—	—	—	—	—	—	(542)	(84)
Gain on changes in fair value of convertible redeemable preferred shares	106,684	—	—	—	—	—	—	—	—
Gain on changes in fair value of warrants	7,377	—	—	—	—	—	—	—	—
Profit before tax	130,194	36,531	19,989	11,875	6,175	99,877	105,577	49,202	7,596
Income tax benefit(expense)	5,367	(3,602)	(2,733)	(7,218)	(6,147)	(1,156)	(2,227)	(5,699)	(880)
Profit for the year	135,561	32,929	17,256	4,657	28	98,721	103,350	43,503	6,716
Profit and total comprehensive income for the year	135,561	32,929	17,256	4,657	28	98,721	103,350	43,503	6,716
Profit and total comprehensive income attributable to:
Owners of the Company	136,310	32,969	17,112	5,251	486	99,008	103,773	44,712	6,903
Non-controlling interests	(749)	(40)	144	(594)	(458)	(287)	(423)	(1,209)	(187)
	135,561	32,929	17,256	4,657	28	98,721	103,350	43,503	6,716
Earnings per share:
Basic	0.74	0.13	0.07	0.02	0.00	0.42	0.43	0.19	0.03
Diluted	0.06	0.13	0.07	0.02	0.00	0.42	0.43	0.19	0.03
Earnings per ADS(2):
Basic	5.92	1.01	0.53	0.17	0.02	3.36	3.46	1.54	0.24
Diluted	0.48	1.00	0.53	0.17	0.02	3.35	3.44	1.54	0.24

(1)	Includes share-based compensation expenses as follows:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the Fiscal Year Ended December 31,
	2011	2012	2013	2014	2013	2014	2014	2015
Share-Based Compensation Data	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)		(Unaudited)
	(in thousands)
Research and development expenses	9,528	8,536	5,900	4,338	3,716	360	983	2,888	446
Sales and marketing expenses	4,738	3,552	2,067	3,613	3,398	127	342	1,729	267
General and administration expenses	33,368	30,656	14,017	8,691	5,520	3,365	6,535	7,373	1,138
Total share-based compensation expenses	47,634	42,744	21,984	16,642	12,634	3,852	7,860	11,990	1,851

(2)	Each ADS represents eight common shares.

The following table sets forth the reconciliation of non-IFRS net profit for the period, a non-IFRS financial measure, from profit for the period, our most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the Fiscal Year Ended March 31,				For the Nine Months ended December 31,		For the 12 Months Ended December 31,	For the Fiscal Year Ended December 31,
	2011	2012	2013	2014	2013	2014	2014	2015
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Non-IFRS Financial Data
IFRS profit for the period	135,561	32,929	17,256	4,657	28	98,721	103,350	43,503	6,716
Share-based compensation charges	50,290	45,683	24,457	17,478	13,227	4,038	8,289	12,518	1,932
Initial public offering expenses charged into current expenses	3,659	—	—	—	—	—	—	—	—
Gain on changes in fair value of warrants	(7,377)	—	—	—	—	—	—	—	—
Gain on changes in fair value of convertible redeemable preferred shares	(106,684)	—	—	—	—	—	—	—	—
Foreign exchange gain relating to gain on changes in fair value of convertible redeemable preferred shares and warrants	(12,240)	—	—	—	—	—	—	—	—
Reversal of withholding tax on shareholding dividend (1)	(8,305)	—	—	—	—	—	—	—	—
Non-IFRS net profit for the period(2)	54,904	78,612	41,713	22,135	13,255	102,759	111,639	56,021	8,648

(1)	Reversal of withholding tax on shareholding dividend represents the reversal of the accrued withholding tax related to the dividend to preferred shareholders.

(2)	We define non-IFRS net profit for the period, a non-IFRS financial measure, as profit for the period excluding share-based compensation charges, loss from initial public offering expenses charged into current expenses, gain on changes in the fair value of convertible redeemable preferred shares and warrants and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. We review non-IFRS net profit for the period together with profit for the period to obtain a better understanding of our operating performance. We also believe it is useful supplemental information for investors and analysts to assess our operating performance without the effect of non-cash share-based compensation charges, loss from initial public offering expenses charged into current expenses, gain on changes in the fair value of convertible redeemable preferred shares and warrants and the foreign exchange gain relating thereto, and the reversal of withholding tax on shareholding dividends. However, the use of non-IFRS net profit for the period has material limitations as an analytical tool. One of the limitations of using non-IFRS net profit for the period is that it does not include all items that affect our profit for the period. In addition, because non-IFRS net profit for the period is not calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS net profit for the period in isolation from or as an alternative to total profit or other financial measures prepared in accordance with IFRS.

	As of March 31,				As of December 31,
	2011	2012	2013	2014	2014	2015
	RMB	RMB	RMB	RMB	RMB	RMB	US$
					(Unaudited)
	(in thousands)
Consolidated Statement of Financial Position
Cash and cash equivalents	367,214	137,538	135,025	79,057	204,967	337,952	52,171
Term deposits	152,718	438,393	473,277	295,804	282,383	150,000	23,156
Short-term investments and investment at fair value through profit or loss (“FVTPL”)	–	–	–	218,642	21,373	100,979	15,588
Total assets	656,543	718,751	741,140	785,653	878,067	838,414	129,429
Total liabilities	155,003	138,516	140,022	181,724	270,511	179,093	27,647
Total equity	501,540	580,235	601,118	603,929	607,556	659,321	101,782
Total equity and liabilities	656,543	718,751	741,140	785,653	878,067	838,414	129,429
Share capital	92	92	89	86	81	82	13
Dividends	13,000	–	–	–	–	–	–

Exchange Rate Information

Our business is primarily conducted in China and almost all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars based on the noon buying rate on December 31, 2015, as set forth in H.10 statistical release of the Federal Reserve Board. For your convenience, this annual report contains translations of some RMB or U.S. dollar amounts for the year ended December 31, 2015 at US$1.00: RMB6.4778, which was the noon buying rate in effect as of December 31, 2015. The prevailing rate on April 22, 2016 was US$1.00: RMB6.5004. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign currency and through restrictions on foreign exchange activities.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
Fiscal Year ended March 31, 2011	6.5483	6.6972	6.8323	6.5483
Fiscal Year ended March 31, 2012	6.2975	6.3980	6.5477	6.2935
Fiscal Year ended March 31, 2013	6.2108	6.2783	6.3684	6.2108
Fiscal Year ended March 31, 2014	6.2164	6.1185	6.2273	6.0402
Fiscal Year ended December 31, 2015	6.4778	6.2869	6.4896	6.1870
2015
October	6.3180	6.3505	6.3591	6.3180
November	6.3883	6.3640	6.3945	6.3180
December	6.4778	6.4491	6.4896	6.3883
2016
January	6.5752	6.5726	6.5932	6.5219
February	6.5525	6.5501	6.5795	6.5154
March	6.4480	6.5027	6.5500	6.4480
April (through April 22, 2016)	6.5004	6.4726	6.5004	6.4571

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant fiscal or calendar year. Monthly averages were calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Our Business and Our Industry

We have a limited operating history and the long-term potential of our business model is unproven, which makes it difficult to evaluate our business.

We commenced our business in 2005 and launched Maopao App Store for feature phones and smartphones in December 2006 and May 2012, respectively. As such, we have a limited operating history for you to evaluate our business, financial performance and prospects, particularly in connection with our smartphone business, from which we currently derive substantially all of our revenues. Evolved from our feature phone business, our smartphone business is relatively new in the mobile application industry in China.

Our revenue has fluctuated in the past few years due to, among others, continuous decline of our feature phone business, our shift in strategic focus to smartphones since 2012 and the mobile network operators’ recent policies and measures tightening payment system security since 2015. We cannot assure you that we will be able to achieve or maintain revenue growth in future periods. Our business model may become obsolete due to the development of other business models or technologies. It is also difficult to evaluate our prospects because we may not have sufficient experience to address the risks frequently encountered by early stage companies entering new and rapidly evolving markets, such as the mobile application market in China. The sustainability of user demand and the continued growth of our smartphone products are subject to uncertainty. If our smartphone business does not grow as expected or at all for any reason, the trading price of our ADSs may decline and the value of your investment may be materially and adversely affected.

We have generated net profit in the past few years. Our ability to maintain profitability depends on, among other factors, the growth of the mobile applications industry in China, the continued acceptance of Maopao platform by smartphone users, our ability to provide new applications and other content to meet the changing demands of our users, our ability to maintain good relationships with industry participants and to control our costs and expenses. We may not be able to sustain profitability on a quarterly or annual basis. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

Significant changes in the policies, guidelines or practices of mobile network operators or the PRC government with respect to mobile applications and other content may result in lower revenues or additional costs for us and materially adversely affect our business operations, financial condition and results of operations.

PRC mobile network operators may change their policies, guidelines or business practices which affect all mobile service providers and companies using their networks. Because we rely on mobile network operators directly or through mobile service providers who in turn utilize mobile network operators’ billing channels for the collection of a substantial portion of our sales proceeds, a significant change in mobile network operators’ policies or guidelines may cause our revenues to decrease or operating costs to increase. Furthermore, our mobile service providers and us are subject to review by mobile network operators from time to time and may be denied access to mobile network operators’ billing channels should we or our mobile service providers fail such reviews. As a result, our financial condition and results of operations may be materially adversely affected by policy or guideline changes by PRC mobile network operators. For example:

•	since the second quarter of 2015, each of the mobile network operators have implemented various measures, including but not limited to temporarily suspending certain of their billing and payment channels and introducing an additional mandatory payment verification step to the payment process. These measures, designed to strengthen the payment security and address subscriber complaints, have discouraged mobile subscribers from purchasing mobile content from mobile application providers, including us, resulting in lost revenue of these mobile application providers. These policies and measures may continue to adversely affect our business going forward; and

•	in the past few years, an increasing number of branches and divisions of mobile network operators we cooperate with have been restructured into separate corporations in the past few years. In response to such restructuring, we have been, and may continue to be prompted to enter into new cooperation agreements and/or partnership agreements with these new entities and be subject to their policies and guidelines. These new agreements, policies and guidelines may significantly deviate from the ones imposed by their predecessor branches and divisions. If any of these entities adopt measures, guidelines, policies or revenue sharing arrangements that are less favorable to us, our business and results of operations may be materially adversely affected.

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

We cooperate with mobile network operators in various aspects of our business, including the distribution and promotion of applications and mobile content and payment collection. Three mobile network operators, China Mobile, China Unicom and China Telecom, dominate the wireless telecommunications sector in China. As of the date of this annual report, we have entered into strategic cooperation with each of China Mobile, China Unicom and China Telecom in various aspects of our operations:

•	each of China Mobile, China Unicom and China Telecom has entered into cooperation agreements with us, granting us access to their payment channels for us to collect sales proceeds from them directly without using mobile service providers as intermediaries, thus effectively improving the efficiency of payment collection; and

•	we have entered into partnership agreements with each of China Mobile, China Unicom and China Telecom, pursuant to which we offer their applications on Maopao platform and share with them a percentage of revenue based on user purchases or fixed commission based on user downloads or activations.

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

We collect a portion of our revenues through mobile service providers, who utilize mobile network operators’ billing channels pursuant to their agreements with mobile network operators to provide billing and payment collection services. As of December 31, 2015, we had entered into agreements with over 200 mobile service providers. Our agreements with mobile service providers generally have one- to three-year terms and can be renewed upon mutual agreement. We cannot assure you that we could renew these agreements or enter into new ones when the existing agreements expire. Because we rely on mobile service providers to collect a portion of the sales proceeds from our users, any termination of or deterioration in our relationships with mobile service providers may disrupt our operations and materially adversely affect our financial condition and results of operations.

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

We depend on mobile network operators, either directly or through mobile service providers, to maintain accurate records of payments by users and collect such payments. We receive periodic statements from mobile network operators and mobile service providers that indicate the aggregate amount of fees charged to users for purchases of in-app virtual items, premium features and other content. While we conduct independent sampling tests to verify information provided to us, our sampling is on a relatively small scale and the inaccuracies identified are usually resolved through negotiations with mobile service providers. Our business and results of operations could be adversely affected if the mobile network operators or mobile service providers miscalculate our sales proceeds.

We have been collecting a large portion of our revenues directly through China Mobile’s billing channels since 2012. We depend on China Mobile to maintain accurate records of payments by users and collect payments. However, China Mobile may change its policies or business practices which could affect our results of operations. We generally grant our mobile network operators and mobile service providers credit terms ranging from 60 to 90 days. Receivables from the three major mobile network operators accounted for 56.2% of our total trade receivables as of December 31, 2015. Receivables from our top ten mobile service providers accounted for approximately 13.3% of our total trade receivables as of December 31, 2015. If we fail to timely collect our receivables from mobile network operators or mobile service providers, or if mobile network operators or mobile service providers demand longer credit terms from us in the future, our cash flows may be adversely affected. In addition, our mobile service providers may from time to time experience cash flow difficulties and consequently delay their payments to us. Any delay in payment or inability of mobile service providers to pay us may adversely affect our operations and cash flows.

Our failure to maintain cooperative relationships with handset companies to pre-install our applications onto mobile handsets or to cooperate with additional handset companies would result in a decrease in our market share.

We collaborate with handset companies to pre-install our Maopao App Store, Maopao Game Center and other applications onto their mobile phones. We had entered into cooperation agreements with over 550 smartphone and 220 feature phone handset companies as of December 31, 2015 to pre-install Maopao platform applications on their products. Our agreements with handset companies generally have one- to two-year terms and contain automatic renewal provisions, pursuant to which we share with them a percentage of revenues generated from user purchases or pay a fixed amount based on number of activations. Any termination of or deterioration in our existing relationships with handset companies or our failure to cooperate with additional handset companies, particularly those with a substantial market share or growth potential, would decrease our user base and market share.

The handset companies we partner with face fierce competition in an industry characterized by evolving technological standards. Our handset company partners that have traditionally focused on feature phones have experienced market share declines in recent years, which has resulted in a decrease in our feature phone revenue. Furthermore, unfavorable changes to our revenue sharing arrangements with handset companies could adversely affect our results of operations.

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

We collaborate with handset companies to pre-install Maopao platform products on economic smartphones and feature phones. Our ability to increase the pre-installation of Maopao platform depends on many factors, some of which are beyond our control. Although we work with a large number of economic smartphone and feature phone manufacturers and brands that in aggregate hold a large market share in China, these handset companies may not be able to maintain their market shares. The mobile phone market in China is rapidly evolving. On the one hand, after years of high growth in feature phone sales in China, the feature phone market in China has declined since the second half of 2012, causing the market share of certain feature phone manufacturers we partner with to decline. On the other hand, although we have been increasing our collaboration with smartphone manufacturers in recent years, there is no guarantee that these companies will continue to occupy substantial market share in the future. If the operations of the handset companies we partner with deteriorate, our business could be materially and adversely affected.

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

If we fail to establish a substantial market presence in the smartphone market, our growth prospects could be materially adversely affected.

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

In May 2012, we launched Maopao App Store for smartphones, in particular Android-based smartphones, which we believe will be one of the major smartphone operating systems in China. We have also launched a series of smartphone products, including Maopao Game Center and Maopao Browser. For the fiscal year ended December 31, 2015, approximately 95.3% of our total revenues were generated from our smartphone business, an increase from approximately 81.2% for the 12 months ended December 31, 2014. However, we are new entrants to the smartphone market and have limited development and operating experience in this emerging market, which has different characteristics than the feature phone market.

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

The mobile application market in China is fast evolving and highly competitive. The market is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, improved performance characteristics, rapid adoption of technological and product advancement, and price sensitivity on the part of users. We compete primarily with mobile application store operators and mobile game publishers. See “Item 4. Information on the Company—A. Business Overview—Competition.”

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

We believe our future success depends on, among other things, continued market recognition and acceptance of our “Maopao” brand. We have been actively promoting our “Maopao” brand by implementing various marketing initiatives including pre-installation of our Maopao platform products on smartphones and feature phones by cooperating with handset companies. If these marketing efforts turn out to be inadequate, our growth may be adversely affected.

In addition, negative publicity or disputes involving us, our brand, product offerings or management could materially adversely affect public perception of our brand. Many of the factors that affect our brand may be outside our control. Concerns over the quality of products and services of content providers and handset companies we partner with could also have a negative impact on our brand image and materially adversely affect our sales, profits and prospects.

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

In particular, we are focused on offering a wide range of applications and other content on Maopao platform by cooperating with various industry participants including content providers, mobile network operators, mobile service providers and handset companies. As smartphones become increasingly popular in China, we have since 2012 shifted our strategic focus from feature phones to smartphones and have launched a portfolio of smartphone products, including our Maopao App Store and Maopao Game Center for smartphones.

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

On February 4, 2016, MIIT and SAPPRFT issued Regulation on Administration of Online Publication Services, which became effective on March 10, 2016. According to this regulation, companies must obtain a license of online publication services from the SAPPRFT in order to provide online games to the public through Internet. This regulation also regulates content review and other aspects of publishing online games (including importation of online games authorized by foreign copyright owners). In addition, this regulation provides that all online games (including domestic online games and imported online games) must be approved by the SAPPRFT before their publication. Since the Regulation on Administration of Online Publication Services was recently issued, there are substantial uncertainties regarding the interpretation and implementation of its provisions. We may be required to obtain a license of online publication services, and if we fail to obtain such license, we may be subject to various penalties, including fines and discontinuation of our business.

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

On February 4, 2016, MIIT and SAPPRFT issued Regulation on Administration of Online Publication Services, according to which SAPPRFT is also responsible for reviewing the content of online games and the online publication services providers are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations. If our published online games are found to contain illegal contents, we may be subject to various penalties, including a fine of ten times of the illegal business revenue and suspension of our business.

As these regulations are subject to interpretation by the authorities, we may not be able to determine the type of content that could result in liability. Although we may determine that the mobile applications and content provided on Maopao platform comply with regulatory requirements, regulatory authorities may hold a different view. In addition, we may not be able to control or restrict the content of other Internet content providers linked to or accessible through Maopao platform, despite our attempt to monitor such content. For example, many industry participants we partner with, such as content providers, have access to our technology. Personnel who have access to our technology may develop malware and other inappropriate content.

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

We contract with third-party content providers to distribute their mobile applications and other content through Maopao platform. We typically enter into exclusive or non-exclusive licensing agreements for a term of one to three years with third-party content providers, majority of which do not contain automatic renewal provisions. If we fail to renew or enter into new licensing agreements with our content providers upon expiration of the existing agreements at commercially acceptable terms, our operations may be negatively impacted. In addition, some third-party content providers may introduce competing mobile applications and content, which could make it more difficult or impossible for us to license their mobile applications and content in the future. There is no assurance that our content providers will continue to develop and launch mobile applications and other content for Maopao platform on a timely basis or at all. If we fail to offer a wide variety of mobile applications and content at reasonable prices, our financial condition and operating results may be materially adversely affected.

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

In addition to collection through mobile network operators and mobile service providers, we collect a small portion of our revenues through payment processing agents, which assist us in collecting sales proceeds through third-party payment channels such as game cards and other prepaid cards, bank remittances, China Post and virtual currency, such as K Currency. In transactions utilizing third-party payment channels, secured transmission of confidential information, such as customers’ card numbers and expiration dates, personal information and billing addresses, over mobile networks, the Internet and/or third-parties’ databases, is essential to maintain consumer confidence.

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

International expansion forms an important component of our growth strategy. Expanding our business internationally exposes us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	our ability to select the appropriate geographical regions for international expansion;

•	difficulty in identifying appropriate local content providers, mobile service providers, handset companies or joint venture partners and establishing and maintaining good relationships with them;

•	difficulty in understanding local markets and cultures;

•	compliance with foreign laws and regulations, including import and export requirements, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws and anti-competition regulations; and

•	increased costs associated with doing business in foreign jurisdictions.

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

Our continued growth and expansion has placed a strain on our management personnel, systems and resources. To accommodate our growth, we may need to implement and maintain a variety of new and improved operational and financial systems, procedures and controls, and improve our accounting and other internal management systems, all of which require substantial management efforts.

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

Hiring and retaining additional qualified employees are critical to our operations and planned expansion. The mobile application industry in China is characterized by high demand and intense competition for talent, and we may need to offer higher compensation and other benefits in order to attract and retain key personnel, particularly considering our location in Hangzhou, a region less attractive to some potential employees compared to cities such as Beijing or Shanghai. We cannot assure you that we will be able to attract or retain a sufficient number of qualified personnel to achieve our business objectives. In addition, as our business continues to grow, our ability to train and integrate new employees into our operations may not meet the increasing demands of our business.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other holders of our common shares and ADSs.

Our principal shareholders, Xplane Ltd., a British Virgin Islands company, and Mr. Michael Tao Song, our chief executive officer and chairman, held 28.8% and 33.1% (including 10.3% held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd.) of our outstanding share capital as of December 31, 2015, respectively. Accordingly, Xplane Ltd. and Mr. Song have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. Alternatively, our principal shareholders may cause a merger, consolidation or change of control transaction even our other shareholders oppose such a transaction.

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

The audit report included in this annual report is prepared by auditors who are not inspected by the PCAOB and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

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

As describe under Item 15. “Controls and Procedures”, we have remediated the material weakness identified in the nine months period ended December 31, 2014 in our internal controls related to the lack of oversight review due to the short-term vacancy of chief financial officer, resulting from our ex-chief financial officer’s departure in November 2014. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2015 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 audit process or for other reasons. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. As a result, if we fail to maintain effective internal control over financial reporting or should we be unable to prevent or detect material misstatements due to error or fraud on a timely basis, investors could lose confidence in the reliability of our financial statements, which in turn could harm our business, results of operations and negatively impact the market price of the ADSs, and harm our reputation. Furthermore, we have incurred and expected to continue to incur considerable costs and to use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

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

We have made capital investments in a number of start-up companies in the mobile network and mobile games industry. As of December 31, 2015, our equity investments included RMB89.4 million (US$13.8 million) in 17 companies primarily engaged in wireless technology development and related applications in the PRC. We have also invested in one private equity fund targeting the mobile and technology space to achieve long term returns. Our equity investments may fail to appreciate or decline in value and our ability to recover our investments will depend on the success of the companies in which we invest.

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

We may not recover our equity investments if the companies in which we invest do not perform well and we could incur impairment losses, which could materially and adversely affect our results of operations. For example, we recognized a RMB2.2 million (US$0.3 million) impairment of our investment in Hangzhou Lonshin E-Commerce Co., Ltd., or Lonshin, a RMB0.8 million (US$0.1 million) impairment of our investment in Shanghai Halfmeters Network Technologies Co., Ltd., or Halfmeters and a RMB0.4 million (US$0.1 million) impairment of our investment in Shanghai Vtime Information Technologies Co., Ltd., or Vtime, in 2015 due to the continuing underperformance and negative cash flow forecast of these entities.

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

Our quarterly operating results have experienced fluctuations due to a variety of factors, including policy changes, the demand for our products and competing products, our launch of new mobile applications and content and our revenue sharing arrangements with industry participants. Although our revenue sharing arrangements with industry participants vary within a small range, such differences may result in gross margin fluctuations from period to period. For instance, changes in policies and practices of network operators may affect the availability of mobile service providers and user experience in a particular period, result in increased billing and transmission failure rates, cause delays associated with switching from certain mobile service providers to others, and affect our quarterly results of operations.

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

We conduct substantially all of our operations in China. Accordingly, our business, results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The growth of the Chinese economy slowed in the past few years and there is also uncertainty with respect to the Chinese economy for 2016 and beyond. Any prolonged slowdown in the Chinese economy, in particular the mobile applications industry, could negatively impact our business, operating results and financial condition. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base to offset the impact of decreased spending by our existing users.

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

Under the equity pledge agreements included in these contractual arrangements, the shareholders of each of our SPEs pledged their respective equity interests in these SPEs to Dianneng. Such a pledge is required to be registered with the relevant administration for industry and commerce. We are in the process of registering the pledges of some of our SPEs’ equity interests with the local Administration for Industry and Commerce. Dianneng may not be able to enforce these pledges if we fail to complete the pledge registration or if PRC laws and regulations applicable to the equity pledge change in the future.

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

In the opinion of DaHui Lawyers, our PRC counsel, as of the date of this annual report, (i) the ownership structure and the business and operation model of each of our SPEs are in compliance with all existing PRC laws and regulations in all material respects and (ii) each contract under Dianneng’s contractual arrangements with our SPEs and each of their shareholders is valid and binding and does not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including the MII Notice and the GAPP Notice. Accordingly, we cannot assure you that PRC regulatory authorities will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

In the nine months ended December 31, 2014 and the fiscal year ended December 31, 2015, our SPEs contributed in aggregate 97.1% and 96.6%, respectively, of our total revenues. In the event that we are unable to enforce the contractual arrangements, we may not be able to direct the activities of our SPEs, and as a result, our ability to conduct our business may be negatively affected, and we may not be able to consolidate the financial results of the SPEs into our consolidated financial statements in accordance with IFRS.

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

Under our equity pledge agreements with our consolidated SPEs and their respective shareholders, these shareholders have agreed to pledge all of their respective equity interests in the consolidated SPEs to us. These pledges secure the performance of our consolidated SPEs’ obligations under the various contractual arrangements, including the business operation agreements and technology development agreements. As of the date of this annual report, we are in the process of registering the pledges of some of our SPEs’ equity interests with the relevant local branch of the State Administration for Industry & Commerce.

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

In addition, the registration forms of the local branch of the State Administration for Industry & Commerce, indicate that, the amounts of registered equity interests pledged to our wholly owned subsidiary by Hangzhou Sky, Mijia,, Feineng, Miyi, Najia, Tianchu, Zunqi ,Geyuan, Dangyi, Mugu, Fuyun, were RMB20.0 million, RMB10.0 million, RMB1.0 million, RMB56.0 million, RMB10.0 million, RMB1.0 million, RMB0.5 million, RMB0.5 million, RMB1.0 million, RMB0.5 million, RMB1.0 million, respectively, which in aggregate represent 100% of the registered capital of our consolidated SPEs. A PRC court may take the position that the amounts listed on the equity pledge registration forms represent the full amounts of the collateral that have been registered and perfected. In that event, a PRC court could deem the obligations secured under the equity pledge agreements in excess of the amounts listed on the equity pledge registration forms to be unsecured debt, materially adversely affecting our ability to be repaid.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOFCOM, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a catalogue of special administrative measures, which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the MOFCOM, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

Our controlling shareholder, Mr. Michael Tao Song, a PRC citizen, directly and through his wife, possesses and controls 33.1% of the voting power of our company. However, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. Moreover, it is uncertain whether the mobile application industry, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

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

The registered shareholders of our consolidated SPEs are our current or former directors, officers or employees and their relatives. For example, Mr. Michael Tao Song, our founder, chairman and chief executive officer, is one of the registered shareholders of Mijia, a consolidated SPE incorporated in 2007. In addition, Mr. Song owned approximately 33.1% of our outstanding common shares as of the date of this annual report on Form 20-F. See “Item 4. Information on the Company — B. Organizational Structure” for a list of the registered shareholders of our consolidated SPEs and their respective shareholdings.

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

We are currently entitled to and benefiting from the following government tax incentives:

•	Hangzhou Sky, one of our SPEs, as a “software enterprise,” was entitled to a full exemption from enterprise income tax, or EIT, in 2008 and 2009 and a 50% reduced EIT rate from 2010 to 2012. The reduced applicable EIT rate for Hangzhou Sky from 2010 to 2012 was 12.5%. Hangzhou Sky was qualified as a “high and new technology enterprise” in 2011, entitling it to a preferential EIT tax rate of 15% from 2011 to 2013. In 2013, Hangzhou Sky obtained the “key software development enterprise” status, which entitled it to a preferential EIT tax rate of 10% for two years from 2013 to 2014. In 2014, Hangzhou Sky renewed the status of its “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2014 to 2016;

•	Mijia, one of our SPEs, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 is 12.5%. In 2013, Mijia qualified as a “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2013 to 2015. In 2015, Mijia renewed its “high and new technology enterprise” status, entitling it to a preferential EIT tax rate of 15% from 2015 to 2017.

•	Miyi, one of our SPEs, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Miyi from 2015 to 2017 is 12.5%; and

•	Najia, one of our SPEs, as a “software enterprise,” is entitled to a full exemption from EIT in 2013 and 2014 and a 50% reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Najia from 2015 to 2017 is 12.5%.

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

Our cash flows are principally derived from dividends paid to us by our PRC subsidiaries out of their earnings, which in turn are dependent on service fees paid by our SPEs. Such earnings are subject to various PRC taxes, including a 25% PRC income tax and a 6% VAT on the service fees received from our SPEs, which effectively reduce the amount our PRC subsidiaries could distribute to us. We cannot assure you that the PRC government will not impose restrictions on such dividend payments or change the tax rates applicable to the earnings of our PRC subsidiaries. Any such restrictions on such payments or increases in the applicable tax rates may materially and adversely affect our ability to receive payments from our PRC subsidiaries, or the amount of such payments, and may in turn materially and adversely affect our ability to pay dividends to our shareholders. Furthermore, under the PRC Enterprise Income Tax Law and the Implementing Rules, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries paid to us through our Hong Kong subsidiary are subject to a withholding tax at a rate of 10% or a reduced withholding tax at a rate of 5% if our Hong Kong subsidiary meets certain requirements under the bilateral treaty between mainland China and Hong Kong. As a result, the dividends we could distribute from the earnings from our PRC subsidiaries and from our SPEs that own the vast majority of the cash that we have on our consolidated balance sheet would have been largely reduced after paying all taxes. In addition, PRC tax authorities may review and challenge whether the service fee payments under the contractual arrangements between our SPEs and PRC subsidiaries are justified, which could adversely affect our ability to distribute dividends to our shareholders.

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

The PRC Enterprise Income Tax Law will affect tax exemptions on dividends to be paid by our PRC subsidiary to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty. Org chart

We are a holding company incorporated under the laws of Cayman Islands. We conduct substantially all of our business through our SPEs and we derive all of our income from them. Under the PRC Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 payable by a foreign-invested enterprise in the PRC to its shareholders that are “non-resident enterprises” are subject to a 10% withholding tax, unless such shareholders’ jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential arrangement.

Pursuant to the Notice of the SAT on Issuing the Table of Tax Rates on Dividends in Treatises, or Notice 112, which was issued on January 29, 2008, the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong) as effective of on December 8, 2006, such withholding tax may be lowered to 5% if the PRC enterprise is at least 25% directly held by a Hong Kong enterprise. However, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that the Hong Kong enterprise must be the beneficial owner of the relevant dividends. Under the relevant rules, a “conduit company” is excluded from qualifying as a “beneficial owner” if it is established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in substantive operations. As a result, we cannot assure you that the dividends from our PRC subsidiary paid to us through our Hong Kong subsidiary, Profit Star HK, will enjoy the preferential withholding tax rate of 5%.

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

On March 30, 2015, the SAFE issued the Circular on Reforming the Administration Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or Circular 19, which replaced the Circular 142 on June 1, 2015. Circular 19 provides that, among other things, the Renminbi capital converted from the foreign currency registered capital of a foreign-invested enterprise may be used for equity investments within the PRC. Since Circular 19 was recently issued, there are uncertainties in interpretation and implementation as to actual transactions. In light of the various requirements imposed by existing PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiaries or any consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

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

We have registered with the local SAFE bureau on behalf of our employees who have been granted shares or share options under our 2010 share incentive plan and follow other procedures set forth in SAFE Circular No. 7 and other applicable regulations and we have filed the employee share option plans and other relevant documents with local tax authorities with competent jurisdiction. If we or any of our PRC option holders fail to comply with SAFE Circular No. 7, Notice Concerning Individual Income Tax on Earnings from Employee Stock Options or other relevant regulations in connection with our future grants of shares or share options, we or the relevant PRC option holders may be subject to fines and other legal or administrative sanctions.

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

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that it is likely that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the fiscal year ended December 31, 2015. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year.

Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and common shares, our PFIC status will depend in large part on the market price of our ADSs and common shares, which may fluctuate significantly. Because we believe that it is likely that we were a PFIC for the fiscal year ended December 31, 2015, certain adverse U.S. federal income tax consequences could apply to U.S. Holders (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) of our ADSs or common shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our ADSs or common shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In June 2013, we established Hangzhou Mopin Technologies Co., Ltd. which primarily focuses on cooperation with mobile network operators. In August 2015, we transferred all of our 79.88% equity interest in Mopin to (i) a shareholder of Xplane Ltd., which is one of our principal shareholders, as well as (ii) an entity held by the Mopin management. The consideration of the transfer was determined primarily based on the fair value of Mopin as of July 31, 2015. The transfer of Mopin is part of our cost-cutting measures to divest businesses that do not offer strong future growth potential.

PRC laws restrict foreign-invested entities engaging in value-added telecommunication services. To comply with PRC laws, we conduct our value-added telecommunication services and strategic investment in China through 11 SPEs, namely Hangzhou Sky, Mijia, Feineng, Miyi, Najia, Tianchu, Zunqi ,Geyuan, Dangyi, Mugu and Fuyun and their respective subsidiaries. These SPEs and their subsidiaries primarily focus on the provision of mobile application services. We have entered into a series of contractual arrangements with each of these SPEs and their respective shareholders, through our wholly-owned subsidiary, Dianneng, through which we exercise effective control over the operations of these entities and receive the economic benefits of the shareholders’ equity interests in these entities. See “—B. Organizational Structure—Contractual Arrangements with the SPEs and their shareholders.” Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. Our telephone number at this address is +86-571-87770978. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, our registered agent, at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

A.	Business Overview

We are a mobile application platform and game publisher in China. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including mobile games, music and books.

We launched our Maopao App Store for feature phones in December 2006, followed by a variety of other feature phone applications, through which we captured substantial market share in China. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we launched Maopao App Store for smartphones in May 2012. Throughout the years, we have developed a portfolio of Maopao platform products, including Maopao Game Center, Maopao Browser and Maopao Community that provide rich functionality and engaging user experience to Android smartphone and feature phone users. As of December 31, 2015, our Maopao platform products had attracted an aggregate of over 1.9 billion users, including approximately 650 million smartphone users. For the three months ended December 31, 2015, our average MAU was approximately 34,700,000.

Building upon our success in Maopao App Store, we are in the process of enhancing our Maopao platform to integrate a broad spectrum of Maopao platform products and third-party applications and mobile content that cater to the varying interests, needs and preferences of smartphone and feature phone users in China.

As a mobile application platform and game publisher in China with a large and highly engaged user base, we are centrally positioned in China’s mobile application sector, which includes:

•	users, especially younger users with modest income, who constitute the majority of China’s mobile phone user base. Maopao platform enables smartphone and feature phone users to access and download a wide selection of mobile games and other applications and content for free and purchase in-app virtual items, premium features and other content at attractive price points;

•	content providers, including application developers and content title owners. Through Maopao platform, their applications and content are distributed to thousands of handset models and hundreds of millions of potential users without extensive customization. We had entered into licensing agreements with over 340 content providers as of December 31, 2015 to provide a variety of applications and other content, ranging from single-player games and multi-player games to social network applications that appeal to Chinese users;

•	third-party distribution partners. In addition to offering games through Maopao platform, we also publish a selection of licensed and self-developed games by partnering with major app stores and mobile browsers in China, such as 91 Wireless, Qihoo 360, Xiaomi App Store and iOS App Store. Partnership with these distribution channels allows us to expand our customer base and take advantage of the popularity of their platforms and user base;

•	payment service providers, including mobile network operators, mobile service providers and other payment processing agents. We primarily collect sales proceeds from mobile network operators and mobile service providers when users purchase in-app virtual items, premium features and other content from Maopao platform. In addition, we work with independent payment processing agents to collect sales proceeds through a variety of payment channels, including pre-paid phone cards, pre-paid game cards, bank debit cards, wire transfers and Alipay. As of December 31, 2015, we had entered into agreements with over 200 mobile service providers in China and overseas and 40 independent payment processing agents;

•	mobile network operators, whom we cooperate with in various aspects of our business, including the distribution of applications and mobile content and payment collection. As of the date of this annual report, we have entered into strategic cooperation with all three mobile network operators in China, namely, China Mobile, China Unicom and China Telecom; and

•	handset companies, including handset manufacturers and independent handset design houses. We contract with a large number of handset companies to pre-install our Maopao App Store as their default app store, together with a combination of other Maopao platform applications that may appeal to their customers, on their handsets before shipment. We provide these handset companies’ customers with a standardized interface to access and download applications and content from our Maopao platform. Such strategic collaboration effectively extends our user reach to the customers of these handsets. We work closely with handset companies to optimize the performance of Maopao platform applications on each of their handset models and enhance user experience. As of December 31, 2015, we had cooperation agreements with over 550 smartphone and 220 feature phone handset companies to pre-install Maopao platform applications on their products, respectively.

We share revenue from our Maopao platform with mobile network operators, content providers, third-party distribution partners, payment service providers and handset companies. We believe that our revenue sharing approach aligns the interests of other industry participants with ours, motivates them to launch better products and services and fosters a long-term mutually beneficial relationship with us. The below chart sets forth our current business model:

Note:

(1)	In addition to offering games through our proprietary platform, we also publish a selection of licensed and self-developed games by partnering with major app stores and mobile browsers in China.

We have grown substantially since we launched Maopao App Store for feature phones in 2006. Since 2012, we have gradually shifted the strategic focus of our business from feature phones to smartphones by launching a portfolio of Maopao platform products for smartphones. As of December 31, 2015, our Maopao platform products had attracted an aggregate of over 1.9 billion users, including approximately 650 million smartphone users.

Our Products and Services

We focus on providing entertainment-oriented applications and mobile content primarily through our Maopao App Store, complemented by a range of other Maopao platform applications that are popular among our users, including Maopao Game Center, Maopao Community, Maopao Browser, Maopao Assistant, Maopao Desktop and Zimon.

Maopao App Store

Maopao App Store is a mobile application store in China. Through Maopao App Store, our users can conveniently browse and download a wide variety of mobile games as well as other applications and mobile content.

Maopao App Store enables:

•	content providers to gain access to a large number of users and potential users without incurring significant marketing efforts or extensively customizing their content for different handset models;

•	users to conveniently browse and download mobile applications from Maopao App Store and purchase in-app virtual items, premium features and other content from their handsets;

•	us and other industry participants to collect payments from users through payment service providers, including mobile network operators, mobile service providers and independent payment processing agents. The availability of these user-friendly payment channels incentivizes other industry participants by aligning their interest with ours via revenue sharing; and

•	handset companies to pre-install Maopao App Store onto smartphones and feature phones to enhance mobile phone features and user experience. It expands the portfolios of mobile applications and content available to mobile phone users, enhancing the attractiveness of handsets.

Other Maopao Platform Products

Building upon the success of our Maopao App Store, we have developed a portfolio of Maopao platform products to further improve the functionality and user experience of smartphones and feature phones. Our most downloaded Maopao platform applications include Maopao Game Center, Maopao Community, Maopao Browser, Maopao Desktop and Zimon.

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

Maopao Desktop. Our Maopao Desktop manages apps and functions on smartphones and serves as users’ first entry point to their cellphones. With extensive features, functions and customized tools, it allows users to personalize their smartphone user experience.

Zimon. In 2015, we launched our innovative open-source game platform, Zimon, which provides content providers and small- and medium-sized game developers with one-step, integrated payment functions, marketing solutions and data analytics tools.

Applications and Content Available Through Maopao Platform

The main categories of mobile applications and content available through Maopao platform include:

•	single-user applications and content, including single-player games, multimedia applications and other single-user content; and

•	multi-user applications, including multi-player games and social network applications.

In the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015, our total number of single-user applications and content titles offered on Maopao platform was 593,890 and 1,428,535, respectively, and our total number of multi-user applications was 2,092 and 3,493, respectively.

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

The following table sets forth the key operating data for our smartphone platform for the periods indicated:

	For the Three Months Ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015
Maopao Platform
Average MAU (in thousands)	37,742	37,268	36,574	34,722
Single-player games
Average ARPU (RMB)	10.3	10.2	8.7	10.3
Multi-player games
Average ARPU (RMB)	169.6	156.9	162.4	173.6

Single-Player Games

Single-player games, such as card games, simple strategic games and action games, involve a single player and usually relatively simple rules. Our most popular single-player games include Beach Buggy Car, Major Mayhem, and Starlit Adventures.

Most of our single-player games are free to download and play. We usually charge RMB1 to RMB30 for each in-game purchase, such as performance-enhancement skills, weapons and accessories. On our feature phone Maopao App Store, for some single-player games, we charge a one-time subscription fee for unlimited access over a period of time, typically less than one month. We also introduce special offers where mobile phone users can download a bundle of single-player games at a discount.

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

Multi-Player Games and Social Network Functions

We offer an expanding selection of multi-player games on our Maopao platform, such as multi-player role-playing games and multi-player version of popular card games and strategy games. Our most popular multi-player games include Dungeon Quest, Fantasy of Three Kingdoms and the Armed Heroes Online.

Most of our multi-player games are free to download and play. We charge users for each in-game purchase, such as performance-enhancement skills, weapons and accessories. For example, more than a hundred in-game virtual items are available for download in the Fantasy of the Three Kingdoms, one of our most popular multi-player games, and each item typically costs RMB6 to RMB198. During the three months ended December 31, 2015, the average ARPU for our multi-player games was RMB173.6.

We also offer a wide selection of social network tools on Maopao platform, including the mobile versions of popular Internet applications in China, such as QQ instant messenger and Weibo, as well as our own Maopao Community social network application.

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

We selectively collaborate with content providers and had entered into licensing agreements with over 430 content providers as of December 31, 2015. Our content providers include some of the largest Internet companies in China, such as Baidu and many independent content developers, as well as certain of our mobile network operators and mobile service providers who offer their mobile applications and content through Maopao platform. We select content providers based on their reputation and track record and the needs, preferences and interests of mobile users and handset companies.

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

In order to diversify our mobile games offerings and further expand our user base, we have been promoting an increasing number of “light games” since 2012, primarily through our Maopao Game Center, which target students and working-class frequent gamers with lower-end handsets and smaller data plans. “Light games” are mainly easy-to-play micropayment single-player games that do not require significant data usage or constant mobile network connection. The most popular light games we have published in 2015 include Starlit Adventures and Beach Buggy Car. We expect the growth of our light gaming business to deepen our relationships with additional small and mid-size mobile game developers, which account for a large percentage of our content providers.

Contract Terms with Content Providers

We typically enter into exclusive or non-exclusive licensing agreements with a term of one to two years with selected third-party content providers and share with them a percentage of revenue or a fixed fee based on number of activations. To incentivize developers’ investment in certain applications that may require substantial resources and a longer development cycle, such as multi-player games, we sometimes pay content developers a minimum guaranteed amount in advance to cover part of their development costs in addition to revenue sharing with them once launched.

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

We have also established a standardized process to assist content providers to develop and launch applications and content. Our specialized content provider support team assists content providers in better utilizing our development tools and accelerating their development process. Our field engineers, some of whom are temporarily stationed at the offices of content providers, assist content providers with project management and other technical aspects of application development. For example, our field engineers provide technical support to content providers developing applications and content for the 3G network environment. We also work with selected content providers to test applications and content before launching them on Maopao platform. After launching an application or content title on Maopao platform, we give suggestions to content providers to improve their applications and content based on user feedback. We believe these efforts facilitate the development process of our content providers and enhance our relationship with them. We also host, sponsor and attend various industry events and industry conferences, such as the 3G Application Software Forum in February 2010, the Global Mobile Internet Conference in May 2012, May 2013 and May 2014, the 2014 and 2015 TFC Global Mobile Game Developer Conference in September 2014 and 2015, the Global Mobile Game Congress in April 2015 and the China Mobile Global Partner Conference in December 2015. We believe our close collaboration with content providers has well positioned us to offer creative and well-integrated digital lifestyle and entertainment solutions to our users.

Cooperation with Mobile Network Operators

We have established strategic cooperation with all three mobile network operators in China, namely China Mobile, China Unicom and China Telecom and collaborate with them in various aspects of our business.

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

Cooperation with Handset Companies

We promote our Maopao platform by collaborating with handset companies, including handset manufacturers and independent design houses, to pre-install our Maopao platform products in their mobile handsets. We have formed collaborative relationships with handset companies to embed our Maopao platform products for different types of mobile baseband, chipsets and reference designs. We have cooperated with over 550 smartphone and 220 feature phone handset companies as of December 31, 2015. The handset companies we collaborate with include branded handset manufacturers such as K-Touch, Konka, ZTE and Gionee, as well as independent design houses such as Topwise. We select handset companies based on their reputation, development capabilities and market share and geographic reach of their handsets.

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

Payment Channels

Mobile Network Operators

We rely primarily on mobile network operators for payment collection. We have entered into cooperation agreements with all three mobile network operators in China, granting us access to their payment channels, which enables us to collect payment directly from them without using mobile service providers as intermediaries. Our cooperation agreements with mobile network operators usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates. We usually settle our balances with mobile network operators every month. Revenues collected through the three mobile network operators, China Mobile, China Unicom and China Telecom, contributed approximately 58.0%, 12.7% and 11.2%, respectively, of our total revenues for the fiscal year ended December 31, 2015, as compared to approximately 44.2%, 14.5% and 8.7% for the 12 months ended December 31, 2014, respectively.

Mobile Service Providers

We collected a portion of our revenues through the billing channels of mobile service providers, who have access to mobile network operators’ payment channels pursuant to their respective agreements with mobile network operators. After a mobile user confirms his or her purchase of in-app virtual items, premium features or other content, Maopao platform prompts the user to send an SMS to one of our selected mobile service providers, who will then send the user a confirmation SMS with transaction details and a simultaneous message to the mobile network operator. Upon receipt of the confirmation SMS, the mobile network operator records the transaction and bills the user. As of December 31, 2015, we had entered into agreements with over 200 mobile service providers. We select mobile service providers based on their network coverage, service quality, proceeds sharing arrangements and track record of payment collection. Our cooperation agreements with mobile service providers usually contain provisions relating to proceeds sharing ratios, processing fee ratios and billing rates of mobile network operators and generally have terms of one to three years and can be renewed upon mutual agreement. We generally share with mobile service providers a percentage of the payments they collect, which are net of the fees they pay to mobile network operators. We receive settlement statements from mobile service providers on a monthly basis, which indicate the aggregate amount of fees that were charged to users for purchases through Maopao platform. We usually settle our balances with mobile service providers every month. Revenues generated through our top three mobile service providers, Chinese All, Union Mobile Pay and Shenzhen Xunhong Technology, contributed approximately 4.9%, 2.8% and 1.2%, respectively, of our total revenues for the year ended December 31, 2015.

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

Third-party Payment Channels

In addition to mobile network operators and mobile service providers’ billing channels, we offer a variety of other payment options to our users, including game cards of third-party companies such as Giant Interactive, Netease, Perfect World and Shanda, other prepaid cards, bank remittance, China Post, and virtual currency such as QQ Currency, among others. Users may use game cards or other prepaid cards to make purchases in our Maopao Community. For these payment channels, we usually collect through independent payment processing agents and share a percentage of proceeds with them, which is usually lower than the commission we pay mobile service providers. Our agreements with the independent payment processing agents generally have terms of one year, and can be renewed upon mutual agreement.

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

•	Pre-installation. We collaborate with handset companies, including handset manufacturers and independent design houses, to promote our Maopao platform by pre-installing our Maopao platform products in their handsets. We maintain close relationships with handset companies to increase the number of mobile handsets pre-installing Maopao platform products. As of December 31, 2015, we had cooperated with over 550 smartphone and 220 feature phone handset companies. We are also developing relationships with additional handset companies to further extend our user reach.

•	Advertising and promotions. We regularly introduce sales events based on certain themes and grouping similar applications and content into packages. We also attend and sponsor various industry events and conferences, such as the Global Mobile Internet Conference in May 2014 in Beijing, China, the Daiwa Hong Kong China Investment Seminar 2014 in June 2014 in Tokyo, Japan, the 2014 MarcumBP China Best Ideas Investment Conference in September 2014 in Beijing, China, the 2014 TFC Global Mobile Game Developer Conference and Game Expo in September 2014 in Guangzhou, China and the TFC Global Mobile Game Developer Conference and Intelligent Entertainment Expo in September 2015 Guangzhou, China to introduce our Maopao platform products to potential users and business partners and increase product visibility internationally.

Prior to launching new applications and content, we usually conduct test marketing by offering the new applications or content to selected users. We analyze user purchases and feedback to forecast demand, growth potential and acceptable price range of the applications and content, and plan our launch and marketing accordingly to enhance marketing efficiency.

Operation of Maopao Platform

Maopao platform is operated on our network infrastructure of over 1,300 computer servers. Our network infrastructure automatically reports any detected malfunctions on a real-time basis to our network control center, which allows us to quickly respond to and resolve issues to ensure the stability and security of our network.

Our operations team, which consisted of 15 employees as of December 31, 2015, is responsible for the operation of applications and other mobile content available on Maopao platform. They ensure the proper functioning of wireless connection and data transmission systems and application features, initiate remediation processes once bugs or other defects are detected and provide application updates for users to download. Our operations team also polices against rampant piracy in China, which allows users to bypass mobile application stores, damaging the operations and reputation of application store operators, content providers and other industry participants. We regularly analyze the download and billing records of handsets using Maopao platform in order to detect piracy.

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

Connectivity with Mobile Networks

China’s mobile network environment also presents challenges to mobile application providers. Each of the three mobile network operators has numerous provincial subsidiaries operating local networks in their respective regions. Therefore, a national mobile application provider must deal with diverse network operating environments. Utilizing our core development team’s experience in telecommunications networking, we have a good grasp of the local network operating environments in different regions in China, including their connectivity, interconnection among different networks and their respective fee standards.

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

Competition

The mobile application market in China is fast evolving and highly competitive. The market is characterized by frequent introduction of new products and services, short product life cycles, evolving industry standards, regular improvement in performance characteristics, rapid adoption of technological and product advancements, user price sensitivity and aggressive price cutting by competitors with resulting downward pressure on gross margins. We compete with:

•	other independent application store operators;

•	handset companies, mobile service providers, mobile operating systems and other industry participants that have developed or may develop their own application stores;

•	large Chinese Internet companies that may develop their own mobile application stores, applications or other mobile content; and

•	other mobile application distributors and other content providers, such as mobile game publishers.

Our major competitors include 91 Wireless, Tencent, Qihoo 360, Wandoujia, Huawei, Xiaomi and OPPO. We may also face alliances between our existing and new competitors. New competitors may also emerge. Some of our competitors or potential competitors may have greater development experience and resources than we have. We compete primarily on the basis of user base, relationships with mobile network operators, mobile service providers, mobile network operators and handset companies, key technologies and research and development capabilities. For a discussion of risks relating to the mobile application market in China, see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business and Our Industry — We may face increased competition, which could reduce our market share and materially adversely affect our results of operations.”

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

Licenses from Third Parties

While we develop certain applications in-house, a majority of the applications and content offered on our Maopao platform are developed by and sourced from third-party content developers. We selectively collaborate with content providers and had entered into licensing agreements with over 430 content providers as of December 31, 2015. Under the license agreements, we generally share a percentage of revenue with the content developers or pay a fixed fee based on number of activations. We sometimes pay content providers a minimum guaranteed amount in advance to cover part of their development costs in addition to revenue sharing.

Trademarks, Trade Names, Copyrights and Domain Names

As of the date of this annual report, we have applied for the registration of , , , and other trademarks in China. We have obtained 132 copyright registrations for software we developed, including development tools for our MRP format, as well as our Maopao platform products. In addition, we have registered 85 domain names, including sky-mobi.com, 51mrp.com and mopo.com, our primary websites.

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

Seasonality

Our results of operations may be affected by seasonal trends caused by user behavior and demand for our applications and content offerings. Our revenues are generally higher during holiday seasons, when users tend to download more applications and content from Maopao platform and incur higher purchases. Such seasonality has appeared less prominent in recent periods as our user base continues to increase.

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

Provision of telecommunications value-added services across two or more provinces, autonomous regions or centrally administered municipalities requires the approval of the MIIT and a Trans-regional Telecommunications Value-added Services Operation License issued by the MIIT. Provision of such services to one province, autonomous region or centrally administered municipality requires only the approval of the relevant CAB, which will issue a Telecommunications Value-added Services Operation License. We provide our telecommunications services from Zhejiang province only and we do not have servers in other parts of China. As such, we only need the approval of the Zhejiang CAB. Each of Hangzhou Sky, Mijia, Feineng, Miyi and Najia has been granted a Telecommunications Value-added Services Operation License by Zhejiang CAB.

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

According to the Circular No. 27 (2012), issued by the MOF and SAT on April 20, 2012 and became effective on January 1, 2011, enterprises which enjoyed preferential treatment under Notice 2008 No. 1 before December 31, 2010 may continue to enjoy preferential treatment until the expiration of the original five-year period.

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

On February 4, 2016, MIIT and SAPPRFT issued Regulation on Administration of Online Publication Services, which became effective on March 10, 2016. According to this regulation, companies must obtain a license of online publication services from SAPPRFT in order to provide online publication services (including internet publication of online games) and the companies should only provide online publication services within the approved business scope. Such license of online publication services is valid for five years, which can be renewed upon expiration in order to continue the provision of online publication services. Furthermore, SAPPRFT is also responsible for reviewing the content of online games. Online publication services providers are required to establish a self-censorship mechanism and ensure the lawfulness of the content of their games and corporate operations under this regulation.

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

We have registered with the local SAFE bureau on behalf of our employees who have been granted shares or share options under our 2010 share incentive plan and follow other procedures set forth in SAFE Circular No. 7 and other applicable regulations and we have filed the employee share option plans and other relevant documents with local tax authorities with competent jurisdiction.

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

The following diagram illustrates our shareholding and corporate structure and the place of incorporation of each of our significant subsidiaries and SPEs as of the date of this annual report. For a listing of all of our subsidiaries and SPEs as of the date of this annual report, see Exhibit 8.1 filed herewith.

Sky-mobi Limited (Cayman Islands)
100%
100%
Sky Network International Ltd. (British Virgin Islands)
Sky-Mobi Venture Limited (Cayman Islands)
100%
100%
Profit Star Software (HK) Limited (Hong Kong)
Sky Technologies International Ltd. (British Virgin Islands)
Sky Global Network Technologies Limited (Hong Kong)
100%
100%
Powerplay Technology Limited (Hongkong)
Powerplay Technology Co.,Limited (Thailand)
100%
100%
Offshore
Onshore
100%
Shanghai Tecuan Information Technologies Co., Ltd (PRC)
Hangzhou Tandian Investment Consulting Co., Ltd. (PRC)
100%
100%
Puxida (Beijing) Technologies Co., Ltd (PRC)
Hangzhou Dianneng Technologies Co., Ltd. (PRC)
100%
Hangzhou Mijie Technologies Co., Ltd. (PRC)
80%
Hangzhou Sky Network Technologies Co., Ltd. (PRC)
Hangzhou Mipi Technologies Co., Ltd., (PRC)
Hangzhou Najie Technologies Co., Ltd., (PRC)
Other 7 SPEs
100%
100%
100%
100%
100%
100%
100%
100%
100
100%
100%
100%
Hangzhou Duoqu Technologies Co.,Ltd(PRC)
Hangzhou Zhimeng Technologies Co.,Ltd. (PRC)
Hangzhou Moxo Technologies Co.,Ltd. (PRC)
Hangzhou Fanyi Technologies Co., Ltd. (PRC)
Hangzhou Feiku Technologies Co.,Ltd. (PRC)
Hangzhou Shuwei Technologies Co.,Ltd. (PRC)
Hangzhou Dabi Technologies Co.,Ltd. (PRC)
Guangdong Landong Culture Communication Co.,Ltd (PRC)
Beijing Shishitan Technologies Co.,Ltd (PRC)
Hangzhou Kami Technologies Co.,Ltd. (PRC)
Hangzhou Mingyou Network Technologies Co.,Ltd. (PRC)
Shenzhen Feidong Network Technologies Co., Ltd. (PRC)
Direct Ownership
SPE Contractual arrangements. See "Corporate History and Structure - Contractual Arrangements with Hangzhou Sky and its Shareholders", "Corporate History and Structure - Contractual Arrangments with Mijie and its Shareholders", "Corporate History and Structure - Contractual Arrangments with Fanyi and its Shareholders" and "Corporate History and Structure - Contractual Arrangments with Feineng and its Shareholders."

(1)	Mijia is one of our SPEs in China and is currently 46.4% owned by Mr. Michael Tao Song, 23.2% owned by Mr. Li Ou, our former chief technology officer, 9.28% owned by Mr. Yan Tang, a former officer of our Company and the remaining 21.12% owned by seven of our employees.

(2)	Hangzhou Sky is one of our SPEs in China and is currently 100% owned by Mijia.

(3)	Miyi is one of our SPEs in China and is currently 99.29% owned by Mr. Michael Tao Song and 0.71% owned by Mr. Yan Tang.

(4)	Najia is one of our SPEs in China and is currently 60% owned by Mr. Li Ou and 40% owned by Mr. Yan Tang.

(5)	Including the following 7 SPEs: Feineng, which is currently 60% owned by Mr. Michael Tao Song, our founder, chairman and chief executive officer, and 40% owned by Mr. Li Ou; Tianchu, which is currently 60% owned by Mr. Michael Tao Song and 40% owned by Mr. Li Ou; Zunqi, which is currently 100% owned by Ms. Zi Jin, an officer of the Company; Geyuan, which is currently 100% owned by Mr. Peng Jin, an employee of the Company; Dangyi, which is currently 100% owned by Mr. Guoping Qu, an employee of the Company; Mugu, which is currently 100% owned by Mr. Wenjie Wu, an officer of the Company and Fuyun, which is currently 100% owned by Mr. Guodong Xu, an employee of the Company.

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

Our principal executive offices are located at 10/F, Building B, United Mansion, No. 2, Zijinghua Road, Hangzhou, Zhejiang 310013, People’s Republic of China. We also maintain offices in Beijing, Shanghai, and Shenzhen under leases with terms ranging from one to three years. In aggregate, we maintained a total of approximately 3,549 square meters of office space as of December 31, 2015. We lease all of our facilities from independent third parties and do not own any real property.

The following table sets forth a summary of our material leases as of the date of this annual report:

Location	Space (in square meters)	Usage of Property	Expiration

Hangzhou	3,112	Headquarters	December 2018

Beijing	176	Office	April 2017

	133	Office	March 2017

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

Overview

We are a mobile application platform and game publisher in China. Since inception, we have focused on building a large and engaged user base. Our core product, Maopao App Store, allows users to browse and download a wide range of entertainment-oriented mobile applications and content, including games, music and books. Throughout the years, we have developed a portfolio of Maopao platform products that provide rich functionality and engaging user experience to Android smartphone and feature phone users, including Maopao Game Center, Maopao Community, Maopao Browser, Maopao Desktop and Zimon. As of December 31, 2015, our Maopao platform products in aggregate had attracted approximately 650 million smartphone users and approximately 1.3 billion feature phone users. For the three months ended December 31, 2015, our average MAU was approximately 34,700,000.

We have experienced substantial growth since we launched Maopao platform in 2006. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we have shifted our strategic focus to the smartphone market in 2012, launching a series of Maopao platform products for smartphones. For the fiscal year ended December 31, 2015, approximately 95.3% and 4.7% of our revenues were derived from our smartphone and feature phone business, respectively. As the growth of China’s smartphone market is increasingly driven by economic smartphones, we are focused on the monetization opportunities in this segment. As we transition from the feature phone business to the smartphone business, we do not expect the transition to require significant additional resources in terms of personnel, server capacity and customer support other than promotional expenses.

We generate revenues primarily through our users’ in-app purchase of virtual-items and premium features. We source the majority of these applications and content from third-party content providers and develop the remainder of the applications and content in-house. We collect payments primarily through mobile network operators and mobile service providers, who utilize mobile network operators’ billing channels to collect payment for user purchases of Maopao platform products. In addition, we work with independent payment processing agents to collect payments through a variety of third-party payment channels, including prepaid cards, bank remittance and online payments.

We share revenue from Maopao platform with content providers, mobile network operators, mobile service providers and handset companies. Costs associated with payments under proceeds sharing arrangements with these industry participants account for most of our cost of revenues.

Factors Affecting Our Results of Operations

Our business and results of operations are affected by general conditions affecting the mobile applications industry in China. Such factors include overall economic growth, government and industry initiatives that affect the technological advancement and growth of the mobile handset and mobile applications industry, the popularity of mobile handsets and demographic trends. Our results of operations will continue to be affected by such general conditions.

Our results of operations are also directly affected by the following specific factors:

The continued growth of China’s mobile handset industry, especially the smartphone segment

We have historically generated revenues from both our smartphone and feature phone businesses, and currently generate substantially all of our revenues from our smartphone business. A primary factor impacting our revenues is the sales volume of mobile handsets in China. In response to the rise of smartphones and increasing demand for applications and mobile content designed for smartphones, we have since 2012 gradually shifted the strategic focus of our business from feature phones to smartphones by launching a portfolio of Maopao platform products for smartphones. For the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015, our revenue from smartphone business accounted for 81.2% and 95.3% of our total revenues, respectively.

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

Our ability to increase the installation base of our products

Our results of operations significantly depend on the overall size of our user base, which in turn largely depends on the size of the installation base of our Maopao platform products and demand for handsets pre-installing Maopao platform products. For example, we cooperate with handset companies to pre-install our Maopao platform products onto their smartphones and feature phones. As of December 31, 2015, we had pre-installation arrangements with over 550 smartphone and 220 feature phone handset companies. As of December 31, 2015, our Maopao platform products had approximately 650 million cumulative smartphone users and 1.3 billion cumulative feature phone users. Our large user base has contributed to our growth and our central position in the mobile application sector.

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

We also offer a wide range of multi-player games, such as Fantasy of the Three Kingdoms, our first major top-selling multi-player game, and we continue to increase our offerings of multi-player games to capture user interest. In 2015, we offered over 600 multi-player games on our Maopao platform, among which Fantasy of the Three Kingdoms, Armed Heroes Online and Xian Jian Wen Qing ranked in the top of our best-selling games. We expect to introduce new multi-player games going forward by collaborating with third-party game developers.

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

We aim to maximize collection of sales proceeds by collaborating with mobile service providers with better collection performance, shorter payment periods and lower transmission error rates, and closely monitoring them to lower collection related risks. We share a percentage of sales proceeds with mobile service providers. We have established and are deepening our partnership with mobile network operators directly without using mobile service providers as intermediaries to collect payment. In addition, users can make purchases in our Maopao Community through various third-party payment channels. Payment channel cost represented the largest component of our cost of revenues in the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015.

To reduce payment channel cost as a percentage of our cost of revenues, we intend to continue to collect a significant portion of our payments (i) directly through mobile network operators or (ii) through independent payment processing agents.

Our ability to control costs related to content providers and handset companies

We share revenue with content providers from whom we license applications and content as well as handset companies that pre-install Maopao platform products. Payments to content providers and handset companies constituted a significant portion of our cost of revenues in the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015. Therefore, any change in our revenue sharing arrangements with content providers and handset companies could significantly affect our results of operations. In addition, we selectively purchase third-party applications and mobile content from content providers, and have developed certain applications and mobile content in-house. As the applications or mobile content purchased or developed in-house do not involve revenue sharing with content providers, we may achieve higher profit margins if these applications and mobile content gain increasing popularity among our users.

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

Our track record of revenue sharing with handset companies has promoted our brand and our capability to generate additional revenue streams for handset companies. As such, an increasing number of smartphone handset companies have partnered with us to pre-install our authorized codes in the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015.

Our ability to address challenges associated with policy changes and mobile network operators’ business practices

PRC government authorities and mobile network operators may issue or revise rules, policies or guidelines that affect our results of operations. For example, an increasing number of branches and divisions of mobile network operators we cooperate with have been restructured into separate corporations in the past few years. In response to such restructuring, we have been, and may continue to be prompted to enter into new cooperation agreements and/or partnership agreements with these new entities and be subject to their policies and guidelines. These new agreements, policies and guidelines may significantly deviate from the ones imposed by their predecessor branches and divisions. Since the second quarter of 2015, each of the mobile network operators have implemented various measures, including but not limited to temporarily suspending certain of their billing and payment channels and introducing an additional mandatory payment verification step to the payment process. These measures, designed to strengthen the payment security and address subscriber complaints, have discouraged mobile subscribers from purchasing content from mobile application providers, including us, resulting in lost revenue of these mobile application providers. If more stringent measures are imposed by the government or mobile network operators, our results of operations may be materially adversely affected.

Revenues

Our revenues amounted to RMB714.6 million and RMB608.5 million (US$93.9 million) in the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively. We began generating revenues from our smartphone business in the fiscal year ended March 31, 2014.

Revenues from Smartphone and Feature Phone Business

Our revenues from smartphone business remained relatively stable at RMB580.3 million and RMB579.8 million (US$89.5 million) for the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively. Revenues from smartphone business accounted for 81.2% and 95.3% of our total revenues for the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

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

The following table sets forth our smartphone revenue and feature phone revenue, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the 12 Months Ended December 31,		For the Fiscal Year Ended December 31,
	2013		2014		2013		2014		2014		2015
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
	(in thousands, except percentages)
Revenues
Revenues from smartphone business	—	—	210,106	43.3	122,557	34.3	492,724	84.1	580,272	81.2	579,802	89,506	95.3
Revenues from feature phone business	601,107	100.0	275,445	56.7	234,430	65.7	93,309	15.9	134,325	18.8	28,740	4,437	4.7
Total Revenues	601,107	100.0	485,551	100.0	356,987	100.0	586,033	100.0	714,597	100.0	608,542	93,943	100.0

Revenues from Single-Player Games and Multi-Player Games and Other Revenues

Based on types of content we offer, our revenues can also be divided into (i) revenues from single-player games, (ii) revenues from multi-player games, and (iii) other revenues.

•	revenues from single-player games. We derive a significant portion of our revenues from sales of self-developed and licensed single-player games, such as card games, simple strategic games and action games, through Maopao platform and third-party distribution channels. Most of our single-player games are free to download and play whereas we charge RMB1 to RMB30 for each in-game purchase of virtual items or premium features. Our smartphone users can make in-app purchases from a wide variety of single-player games we offered through our mobile network operators and mobile service providers.

•	revenues from multi-player games. We offer a wide selection of multi-player games, such as multi-player role-playing games, through our Maopao platform and third-party distribution channels. Most of our multi-player games are free to download and play, whereas we charge RMB6 to RMB198 for each in-game purchase of virtual items or premium features. Our smartphone users can make in-game purchases in the multi-player games we offered through (i) third-party payment channels including pre-paid phone cards and game cards, bank debit cards and online payment solutions, (ii) mobile network operators, and (iii) mobile service providers.

•	other revenues. Other revenues primarily include the commission we earn by allowing content providers, mobile network operators and mobile service providers to distribute their mobile applications and other contents to mobile users through our Maopao platform, which is based on a percentage of the revenue generated from, or number of activations of, these mobile applications or other contents. Other revenues also include single-player game revenues generated from overseas markets.

The following table sets forth our revenue from single-player games, multi-player games and other revenues, both in absolute amount and as a percentage of total revenues, for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the 12 Months Ended December 31,		For the Fiscal Year Ended December 31,
	2013		2014		2013		2014		2014		2015
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
	(in thousands, except percentages)
Revenues
Revenues from Single-player games	381,573	63.5	272,300	56.1	192,529	53.9	425,894	72.7	505,666	70.8	492,074	75,963	80.9
Revenues from Multiplayer games	177,658	29.6	144,015	29.7	112,395	31.5	87,799	15.0	119,418	16.7	65,162	10,059	10.7
Other Revenues	41,876	6.9	69,236	14.2	52,063	14.6	72,340	12.3	89,513	12.5	51,306	7,920	8.4
Total Revenues	601,107	100.0	485,551	100.0	356,987	100.0	586,033	100.0	714,597	100.0	608,542	93,943	100.0

Cost of Revenues and Gross Margin

Our cost of revenues consists primarily of costs associated with payments to industry participants and direct costs. The following table sets forth our cost of revenues, both in absolute amount and as a percentage of total cost of revenues, for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the 12 Months Ended December 31,		For the Fiscal Year Ended December 31,
	2013		2014		2013		2014		2014		2015
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
	(in thousands, except percentages)
Cost of Revenues
Costs associated with payments to industry participants	375,987	89.8	334,839	91.9	245,648	91.5	442,346	95.2	531,635	94.9	466,823	72,065	96.2
Direct costs	42,793	10.2	29,596	8.1	22,781	8.5	22,092	4.8	28,808	5.1	18,519	2,859	3.8
Total cost of revenues	418,780	100.0	364,435	100.0	268,429	100.0	464,438	100.0	560,443	100.0	485,342	74,924	100.0

Costs associated with payments to industry participants represent consideration paid to (i) payment channels for collecting sales proceeds from users; (ii) third-party distribution channels through which we publish our licensed games; (iii) content providers for licensing applications and content that we offer on our Maopao platform or through third-party distribution channels, and (iv) handset companies for pre-installing Maopao platform products onto their handsets before shipment.

•	Payment channels. We have been collecting a large portion of our proceeds from the three mobile network operators in China directly without engaging mobile service providers as intermediaries, and in return share with them a percentage of our sales proceeds collected through them. To a lesser extent, we also collaborate with a number of mobile service providers to collect sales proceeds through payment channels of mobile network operators and in turn generally share with them a percentage of our sales proceeds collected through them. In addition, we work with independent payment processing agents to collect payments through a variety of third-party payment channels, including prepaid cards, bank remittance and online payments, and share a percentage of proceeds with them, which is usually lower than the commission we pay mobile service providers. See “Item 4. Information on the Company — A. Business Overview — Payment Channels.”

•	Third-party distribution partners. We generally pay third-party distribution partners a percentage of sales proceeds from the games distributed through their properties.

•	Content providers. We typically pay content providers a percentage of the revenue derived from their applications or mobile content or a fixed fee based on number of activations. To a lesser extent, we selectively purchase applications and mobile contents from content providers, the payment of which is included in our cost of revenues at the time of the acquisition. We do not capitalize and amortize such payments over the life of the application or mobile content because such applications and mobile content usually have short life cycles and the acquisition cost for each application or mobile content is relatively low.

•	Handset companies. We generally pay handset companies a percentage of the revenue that are generated from their handsets or a fixed fee based on number of activations. To identify a particular handset company and users purchases from its handsets, a designated authorization code is built in to its handset when pre-installing Maopao platform products.

Direct costs primarily include employee salaries and benefits, utilities, depreciation of equipment and office expenses directly related to the operation of Maopao platform. The decrease in direct costs in the past few years was primarily due to (i) decreased headcount for our feature phone business as we transitioned to the smartphone business, and (ii) decreased overall headcount as a result of our cost-saving strategies to improve our operating performance.

Our gross margins were 21.6% and 20.2% in the 12 months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

Operating Expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, general and administration expenses and other income. The following table sets forth a breakdown of our operating expenses in absolute amount and as a percentage of our total operating expenses for the periods indicated:

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the 12 Months Ended December 31,		For the Fiscal Year Ended December 31,
	2013		2014		2013		2014		2014		2015
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)
	(in thousands, expect percentages)
Operating Expenses*
Research and development expenses	73,027	41.6	38,644	30.3	29,525	30.8	25,943	25.3	35,062	26.1	37,887	5,849	28.3
Sales and marketing expenses	35,369	20.1	36,351	28.5	26,357	27.5	31,219	30.4	41,213	30.7	42,027	6,488	31.4
General and administration expenses	69,491	39.6	58,401	45.7	43,909	45.8	46,966	45.7	61,458	45.7	63,684	9,831	47.5
Other income, net	(2,320)	(1.3)	(5,772)	(4.5)	(3,973)	(4.1)	(1,481)	(1.4)	(3,280)	(2.5)	(9,553)	(1,475)	(7.2)
Total operating expenses	175,567	100.0	127,624	100.0	95,818	100.0	102,647	100.0	134,453	100.0	134,045	20,693	100.0

* Includes share-based compensation expenses as follows:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the Fiscal Year Ended December 31,
	2013	2014	2013	2014	2014	2015
Share-Based Compensation Data	RMB	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)		(Unaudited)
	(in thousands)
Research and development expenses	5,900	4,338	3,716	360	983	2,888	446
Sales and marketing expenses	2,067	3,613	3,398	127	342	1,729	267
General and administration expenses	14,017	8,691	5,520	3,365	6,535	7,373	1,138
Total share-based compensation expenses	21,984	16,642	12,634	3,852	7,860	11,990	1,851

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for personnel engaged in the research and development of Maopao platform products and communication fees we paid for testing our research and development work. Research and development expenses accounted for 12.1%, 8.0%, 8.3%, 4.4%, 4.9% and 6.2% of our total revenues in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

Our research and development expenses decreased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014 and from the nine months ended December 31, 2013 to the nine months ended December 31, 2014, primarily because we reduced resources allocated to our feature phone business. Our research and development expenses increased from the twelve months ended December 31, 2014 to the fiscal year ended December 31, 2015, primarily due to increased share-based compensation, as an increasing number of options and restricted shares were granted and vested in 2015.

Sales and marketing expenses

Our sales and marketing expenses primarily consist of salaries and benefits for our sales and marketing staff, training expenses for our sales team, traveling, entertainment, office expenses and market survey fees related to our sales and marketing activities. Sales and marketing expenses accounted for 5.9%, 7.5%, 7.4%, 5.3%, 5.8% and 6.9% of our total revenues in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

Our sales and marketing expenses increased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014, from the nine months ended December 31, 2013 to the nine months ended December 31, 2014 and from the twelve months ended December 31, 2014 to the fiscal year ended December 31, 2015, primarily due to increased sales and marketing efforts, which was in line with the expansion of our smartphone business until the first half of 2015. We have been engaged in a variety of cost-saving measures since the second half of 2015 in response to the tightening measures implemented by mobile network operators. We expect that our sales and marketing expenses to decline as we continue our cost-saving strategies to improve our operating performance and to remain competitive in China’s mobile game market.

General and administration expenses

Our general and administration expenses primarily consist of salaries and benefits for our general and administration, finance and human resources personnel, training expenses, depreciation and amortization expenses, office rentals, professional service fees and other expenses incurred for general corporate purposes. General and administration expenses accounted for approximately 11.6%, 12.0%, 12.3%, 8.0%, 8.6% and 10.5% of our total revenues in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

Our general and administration expenses decreased from the fiscal year ended March 31, 2013 to the fiscal year ended March 31, 2014, primarily due to decreased headcounts for our general and administrative personnel in an effort to enhance labor efficiency. Our general and administration expenses increased from the nine months ended December 31, 2013 to the nine months ended December 31, 2014, primarily due to the increased professional fee in line with the continued expansion of our business and change of our fiscal year. Our general and administration expenses increased from twelve months ended December 31, 2014 to the fiscal year ended December31, 2015, primarily due to increased severance costs incurred in streamlining our employee base. We expect our general and administration expenses, including expenses related to maintaining effective internal control over financial reporting and complying with our reporting obligations, to remain relatively stable in the future.

Other income, net

Our other income in the fiscal year ended December 31, 2015 was RMB9.6 million (US$1.5 million), which primarily related to local government grants of RMB5.1 million (US$0.8 million) and reimbursement from the depositary of RMB2.2 million (US$0.3 million) related to the ADS program. Our other income in the nine months ended December 31, 2014 was RMB1.5 million, which primarily related to local government grants of RMB1.5 million. Our other income in the fiscal year ended March 31, 2014 was RMB5.8 million, which primarily related to local government grants of RMB4.0 million and reimbursement from the depositary of RMB1.9 million related to the ADS program. Other income in the fiscal year ended March 31, 2013 was RMB2.3 million, which primarily related to local government grants of RMB2.9 million for certain research and development projects.

Other Gains and Losses

We had other gains of RMB15.5 million, RMB17.5 million, RMB11.6 million, RMB17.7 million, RMB24.0 million and RMB28.5 million (US$4.4 million) in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively. Other gains in the fiscal year ended December 31, 2015 primarily related to interest income of RMB19.4 million, an exchange gain of RMB7.2 million and change in fair value of investment at FVTPL of RMB2.1 million. Other gains in the nine months ended December 31, 2014 primarily related to interest income of RMB15.1 million and change in fair value of investment at FVTPL of RMB3.8 million, partially offset by an exchange loss of RMB0.6 million. Other gains in the fiscal year ended March 31, 2014 primarily related to interest income of RMB15.9 million, income on short-term investments of RMB2.6 million and change in fair value of investment at FVTPL of RMB1.1 million, partially offset by an exchange loss of RMB2.1 million. Other gains in the fiscal year ended March 31, 2013 primarily related to interest income of RMB16.2 million, partially offset by an exchange loss of RMB0.4 million.

Impairment Loss on Investment in Associates

We recognized a RMB3.4 million (US$0.5 million) impairment loss on our investment in Lonshin, Halfmeters and Vtime during the fiscal year ended December 31, 2015, a RMB0.8 million impairment of our investment in Mingyou and a RMB1.9 million impairment of our investment in Brtech during the nine months ended December 31, 2014, a RMB0.7 million impairment of our investment in Dream Sky during the fiscal year ended March 31, 2014, and a RMB1.4 million impairment of our investment in DigiMobi during the fiscal year ended March 31, 2013, due to their continued underperformance and the negative discounted cash flow forecasts.

Impairment on an Available-for-sale Investment

We did not recognize any impairment on an available-for-sale investment in the fiscal year ended December 31, 2015, the nine months ended December 31, 2014 or the fiscal year ended March 31,2013. We recognized a RMB0.8 million impairment of our investment in Mokee during the fiscal year ended March 31, 2014 due to its continued underperformance and the negative discounted cash flow forecast.

Share of Results of Associates

We had 17 associates as of December 31, 2015, all of which are private companies primarily engaged in wireless technology development and related applications in the PRC. The results, assets and liabilities of these associates are incorporated in our consolidated financial statements using the equity method of accounting.

Share-based Compensation

In March 2010, we adopted our 2010 Share Incentive Plan, or the 2010 Plan. The maximum number of shares that may be issued under the 2010 Plan initially was 15,000,000. As of December 31, 2015, an aggregate of 5,403,893 restricted shares and options to purchase 800,969 common shares were outstanding under the 2010 Plan. In April 2016, we adopted our 2016 Share Incentive Plan, or the 2016 Plan. The maximum number of shares that may be issued under the 2016 Plan is 15,000,000. See “—Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Senior Executive Officers--Share Incentive Plans.”

On April 1, 2010, we granted 1,443,600 share options to our employees under the 2010 Plan. On September 15, 2010, we granted an aggregate of 3,320,400 share options with exercise prices of US$0.26 per share to our executive officers and other employees. On January 6, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to our executive officers and other employees. On January 9, 2011, we granted an aggregate of 100,000 share options with exercise prices of US$1.00 per share to our executive officers and other employees.

On April 1, 2010, Xplane Ltd. issued 493,400 of its restricted shares to its shareholders who were also our employees under the 2010 Plan. Of these 493,400 shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth, and fifth anniversaries of the grant date. We measured the fair value of these restricted shares based on the fair value of our shares, as Xplane Ltd. has no other assets except for its investment in us. The fair value of such restricted shares as of April 1, 2010 was RMB126 (US$19) per share. We recognize the total amount of approximately RMB62.4 million as compensation expense over the five-year deemed service, or vesting, period with a corresponding increase in reserve in the statement of changes in equity.

On March 7, 2012, we issued 4,038,176 of our restricted shares to our employees under the 2010 Plan. At the same time, Xplane Ltd. granted 3,340,400 of our restricted shares to employees of our company. The holders of these shares retain the voting and dividends rights of, but are restricted from selling, such non-vested restricted shares. The 7,378,576 shares vest 25% on each anniversary of the grant date. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB2.88 (US$0.46). We recognize the total amount of approximately RMB21.3 million as compensation expense over the four-year deemed service, or vesting period with a corresponding increase in reserve in the statement of changes in equity.

On April 15, October 30 and November 18, 2013, we issued 100,000, 1,600,000 and 40,000 restricted shares to our directors and senior management under the 2010 Plan. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. These shares vest one-fourth or one-third on each anniversary of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43), respectively. We will recognize the total amount of RMB5.0 million as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the fiscal year ended March 31, 2014 , the nine-month period ended December 31, 2014 and the year ended December 31, 2015, we recognized an aggregate of RMB1.4 million, RMB0.3 million and RMB22,621 (US$ 3,492) as compensation expense, respectively.

On April 21, April 29, May 8 and June 30, 2014, we issued 24,000, 120,000, 160,000 and 160,000 restricted shares to our directors, senior management and employees under the 2010 Plan. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. The shares granted on May 8 were immediately vested. The remaining shares vest one-fourth on each anniversary of the respective grant dates or 30%, 30%, 40% on the first, second and third anniversaries of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB5.91 (US$0.96), RMB5.09 (US$0.83), RMB4.70 (US$0.76) and RMB6.37 (US$1.04), respectively. We will recognize the total amount of RMB2.2 million as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the nine-month period ended December 31, 2014 and the year ended December 31, 2015, we recognized an aggregate of RMB1.1 million and RMB0.3 million (US$0.1 million) as compensation expense, respectively.

On December 31, 2014, we issued 6,252,992 restricted shares to certain of our senior management and employees under the 2010 Plan. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. These shares vest 20%, 20%, 30% and 30% at the end of 4 months, 12 months, 24 months and 36 months of the respective grant dates, respectively. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB2.91 (US$0.48). We will recognize the total amount of RMB18.2 million as compensation expense over the deemed service years or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, we recognized an aggregate of RMB9.5million (US$1.5 million) as compensation expense.

On April 20, June 2 and July 1, 2015, we issued 1,680,000, 40,000 and 409,600 restricted shares to our directors, senior management and employees under the 2010 Plan. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. The shares vest one-third on each anniversary of the respective grant dates. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB3.61 (US$0.59), RMB3.31 (US$0.54) and RMB3.03 (US$0.50), respectively. We will recognize the total amount of RMB7.4 million as compensation expense over the deemed service years or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, we recognized an aggregate of RMB2.5 million (US$0.4 million) as compensation expense.

On June 1, 2015, we issued 100,000 restricted shares to a director under the 2010 Plan. The holder of these shares retains the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest one-fourth on each anniversary of the respective grant date. We measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB3.04 (US$0.50). We will recognize the total amount of RMB0.3 million (US$0.05 million) as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, we recognized an aggregate of RMB0.09 million (US$0.01 million) as compensation expense.

On January 31, 2016, we granted 10,880,000 restricted shares to our employees under the 2010 Plan. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. Twenty-five percent of these shares will be vested on January 30, 2018 (the “First Vesting Date”), and the remaining seventy-five percent of these shares will be vested on a pro-rata basis at January 30 of each of the three years after the First Vesting Date. We are still assessing the financial impact.

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

On March 16, 2007, the National People’s Congress of China enacted a new enterprise income tax law, or the PRC Enterprise Income Tax Law, which took effect beginning January 1, 2008. On December 6, 2007, the State Council also adopted the Implementing Rules for the Enterprise Income Tax Law, or the Implementing Rules, which also took effect beginning January 1, 2008. Under the PRC Enterprise Income Tax Law, foreign invested enterprises, or FIEs, and Chinese domestic companies are subject to EIT at a uniform rate of 25%. Our PRC subsidiaries and SPEs other than Hangzhou Sky, Mijia, Miyi and Najia are currently subject to the EIT rate of 25%.

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

Mijia, as a “software enterprise,” was entitled to a full exemption from EIT in 2010 and 2011 and is entitled to a 50% reduced EIT rate from 2012 to 2014. The reduced applicable EIT rate for Mijia from 2012 to 2014 was 12.5%. In 2013, Mijia was qualified as a “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2013 to 2015. In 2015, Mijia renewed its ”high and new technology enterprise” status, entitling it to a preferential EIT tax rate of 15% from 2015 to 2017.

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

However, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and continued qualification as a “software enterprise” is subject to an annual assessment by the relevant government authorities in China. Consequently, Hangzhou Sky, Mijia, Miyi or Najia may not meet the qualifications and the relevant government authorities may revoke their “high and new technology enterprise” or “software enterprise” status in the future. Any increase in these entities’ EIT rate may materially adversely affect our results of operations.

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

Pursuant to an Arrangement Between PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the “in-charge” tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, or Circular No. 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties, or Circular No. 601, issued on October 27, 2009 by the SAT, and the Announcement on the Recognition of Beneficial Owners in Tax Treaties issued on June 29, 2012 by the SAT, a “conduit company”, which is established for the purpose of evading or reducing tax, or transferring or accumulating profits, must not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

Moreover, the PRC Enterprise Income Tax Law provides that enterprises established outside China whose “effective management” is located in China are considered “resident enterprises” and will generally be subject to the uniform 25% EIT rate on their global income. Under the Implementing Rules, “effective management” is defined as substantial and overall management and control over such aspects as the production and business, personnel, accounts and properties of an enterprise. We may be deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and we may be subject to PRC EIT at the rate of 25% on our worldwide income. See “Item 3. Key Information – D. Risk Factors — Risks Related to Doing Business in China — We may be classified as a “resident enterprise” for PRC EIT purposes, which could result in our global income becoming subject to the 25% PRC EIT rate.”

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

For certain single-player games, we act as the agent of the relevant content providers to facilitate the payment collection, as we are not involved in the operation of the games and the relevant content providers are the primary obligors in the arrangement. Under such circumstances, the amount of revenue we recognize equals the net proceeds after deducting the amount shared by the content providers. As we have no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognized upon the purchase of such in-game virtual items and premium features.

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

As of March 31, 2014 and December 31, 2014 and 2015, our deferred tax assets were RMB2.0 million, RMB2.7 million and RMB1.5 million (US$0.2 million), respectively, primarily resulting from temporary differences between accounting and tax bases. We recognize deferred income taxes for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, as net operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their recorded amount, an adjustment to the carrying amount of our deferred tax assets would increase our net income in the period in which such determination was made. Likewise, if we determined that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the carrying amount of our deferred tax assets would be charged to our consolidated statements of profit or loss and other comprehensive income in the period in which such determination is made.

We consider positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, our experience with tax attributes expiring unused and tax planning alternatives. Our ability to realize deferred tax assets depends on our ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. As of December 31, 2015, no deferred tax assets had been recognized in respect of tax losses of RMB 23.9 million (US$3.7 million).

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

	For the Fiscal Year Ended March 31,				For the Nine Months Ended December 31,				For the 12 Months Ended December 31,		For the Fiscal Year Ended December 31
	2013		2014		2013		2014		2014		2015
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
					(Unaudited)				(Unaudited)
Consolidated Statements of Profit or Loss and Other Comprehensive Income Data
Revenues	601,107	100.0	485,551	100.0	356,987	100.0	586,033	100.0	714,597	100.0	608,542	93,943	100.0
Cost of revenues from third parties	(412,246)	(68.6)	(339,982)	(70.0)	(248,081)	(69.5)	(437,919)	(74.9)	(529,819)	(74.1)	(478,754)	(73,907)	(78.7)
Cost of revenues from related parties	(6,534)	(1.1)	(24,453)	(5.1)	(20,348)	(5.7)	(26,519)	(4.5)	(30,625)	(4.3)	(6,588)	(1,017)	(1.1)
Gross profit	182,327	30.3	121,116	24.9	88,558	24.8	121,595	20.6	154,153	21.6	123,200	19,019	20.2
Research and development expenses	(73,027)	(12.1)	(38,644)	(8.0)	(29,525)	(8.3)	(25,943)	(4.4)	(35,062)	(4.9)	(37,887)	(5,849)	(6.2)
Sales and marketing expenses	(35,369)	(5.9)	(36,351)	(7.5)	(26,357)	(7.4)	(31,219)	(5.3)	(41,213)	(5.8)	(42,027)	(6,488)	(6.9)
General and administration expenses	(69,491)	(11.6)	(58,401)	(12.0)	(43,909)	(12.2)	(46,966)	(8.0)	(61,458)	(8.6)	(63,684)	(9,831)	(10.5)
Other income, net	2,320	0.4	5,772	1.2	3,973	1.1	1,481	0.3	3,280	0.5	9,553	1,475	1.6
Profit (loss) from operations	6,760	1.1	(6,508)	(1.4)	(7,260)	(2.0)	18,948	3.2	19,700	2.8	(10,845)	(1,674)	(1.8)
Other gains and losses	15,531	2.6	17,482	3.6	11,572	3.2	17,741	3.0	23,991	3.4	28,456	4,393	4.7
Impairment of investment in associates	(1,367)	(0.2)	(727)	(0.1)	(727)	(0.2)	(2,673)	(0.5)	(2,673)	(0.4)	(3,394)	(524)	(0.6)
Impairment of an available-for-sale investment	—	—	(800)	(0.2)	(800)	(0.2)	—	—	—	—	—	—	—
Share of results of associates	(935)	(0.2)	2,428	0.5	3,390	0.9	8,510	1.5	7,208	1.0	19,411	2,997	3.2
Gain on disposal of associates	—	—	—	—	—	—	57,351	9.8	57,351	8.0	16,116	2,488	2.6
Loss on disposal of a subsidiary	—	—	—	—	—	—	—	—	—	—	(542)	(84)	(0.1)
Profit before tax	19,989	3.3	11,875	2.4	6,175	1.7	99,877	17.0	105,577	14.8	49,202	7,596	8.0
Income tax expense	(2,733)	(0.4)	(7,218)	(1.4)	(6,147)	(1.7)	(1,156)	(0.2)	(2,227)	(0.3)	(5,699)	(880)	(0.9)
Profit for the year	17,256	2.9	4,657	1.0	28	0.0	98,721	16.8	103,350	14.5	43,503	6,716	7.1

Fiscal Year Ended December 31, 2015 Compared to Twelve Months Ended December 31, 2014 (unaudited)

Revenues decreased by 14.8%, or RMB106.1 million, to RMB608.5 million (US$93.9 million) in the fiscal year ended December 31, 2015 from RMB714.6 million in the twelve months ended December 31, 2014, primarily due to the tightening measures implemented by each of the mobile network operators since the second quarter of 2015, including but not limited to temporarily suspending certain of their billing and payment channels and introducing additional mandatory payment verification steps to the payment process. These measures have discouraged mobile subscribers from purchasing mobile content from mobile application providers, including us.

We have since 2012 gradually shifted our strategic focus from feature phones to smartphones. Approximately 95.3% and 4.7% of our revenues were derived from our smartphone and feature phone business in the fiscal year ended December 31, 2015, respectively, compared to 81.2% and 18.8% of revenues derived from our smartphone and feature phone business in the twelve months ended December 31, 2014, respectively. Our revenue from feature phone business decreased by 78.6%, or RMB105.6 million, to RMB28.8 million (US$4.4 million) in the fiscal year ended December 31, 2015 from RMB134.3 million in the twelve months ended December 31, 2014. Our revenue from feature phone business as a percentage of our total revenues decreased from 18.8% in the twelve months ended December 31, 2014 to 4.7% in the fiscal year ended December 31, 2015. The decreases were primarily due to the continued decline in our feature phone business, which reflected (i) the shift in our strategic focus from feature phones to smartphones since 2012, and (ii) the continued decline in the Chinese feature phone market in general.

Revenue from single-player games decreased by 2.7%, or RMB13.6 million, to RMB492.1 million (US$76.0 million) in the fiscal year ended December 31, 2015 from RMB505.7 million in the twelve months ended December 31, 2014. Revenue from single-player games as a percentage of our total revenues increased from 70.8% in the twelve months ended December 31, 2014 to 80.9% in the fiscal year ended December 31, 2015. The changes were primarily due to the tightening measures implemented by the three mobile network operators since the second quarter of 2015, which discouraged users from purchasing our single-player games. We continue to make efforts to strengthen the distribution and monetization of single-player games for smartphone through our Maopao platform and third-party distribution partners.

Revenue from multi-player games decreased by 45.4%, or RMB54.2 million, to RMB65.2 million (US$10.1 million) in the fiscal year ended December 31, 2015 from RMB119.4 million in the twelve months ended December 31, 2014. Revenue from multi-player games as a percentage of our total revenues decreased from 16.7% in the twelve months ended December 31, 2014 to 10.7% in the fiscal year ended December 31, 2015. The decreases were primarily due to increased competition, as well as the tightening measures implemented by three mobile network operators since the second quarter of 2015, which discouraged users from purchasing our multi-player games. We continue to make efforts to strengthen the distribution and monetization of multi-player games for smartphone through our Maopao platform and third-party distribution partners.

Other revenues decreased by 42.7%, or RMB38.2 million, to RMB51.3 million (US$7.9 million) in the fiscal year ended December 31, 2015 from RMB89.5 million in the twelve months ended December 31, 2014. Other revenues as a percentage of our total revenues decreased from 12.5% in the twelve months ended December 31, 2014 to 8.4% in the fiscal year ended December 31, 2015. The decreases were in line with the decrease in our total revenue, which was adversely affected by the three mobile network operators’ tightening measures in 2015.

Cost of Revenues. Cost of revenues decreased by 13.4%, or RMB75.1 million, from RMB560.4 million in the twelve months ended December 31, 2014 to RMB485.3 million (US$74.9 million) in the fiscal year ended December 31, 2015, primarily attributable to (i) decreased payment channel costs, which was in line with the decrease in our total revenue, and (ii) decreased employee-related expenses as a result of our headcount restructuring to achieve greater efficiency.

Gross Profit. As a result of the foregoing, gross profit decreased by 20.1%, or RMB31.0 million, from RMB154.2 million in the twelve months ended December 31, 2014 to RMB123.2 million (US$19.0 million) in the fiscal year ended December 31, 2015. Our gross margin was 20.2% in the fiscal year ended December 31, 2015, compared to 21.6% in the twelve months ended December 31, 2014, primarily due to the higher revenue contribution of our smartphone business in the fiscal year ended December 31, 2015, which generally has a lower profit margin as we typically offer more attractive revenue sharing propositions to our smartphone business partners, in an effort to expand our smartphone user base and further improve our smartphone content offerings, as opposed to the revenue sharing arrangements with our feature phone business partners.

Operating Expenses. Operating expenses remained relatively stable at RMB134.5 million and RMB134.0 million (US$20.7 million) in the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively.

•	Sales and marketing expenses increased by 2.0%, or RMB0.8 million, to RMB42.0 million (US$6.5 million) in the fiscal year ended December 31, 2015 from RMB41.2 million in the twelve months ended December 31, 2014, primarily due to increased marketing and advertising efforts, which were in line with the expansion of our smartphone business until the first half of 2015, partially offset by decrease in employee related expenses as a result of our headcount restructuring to achieve greater efficiency. In the fiscal year ended December 31, 2015, we recorded RMB1.7 million in share-based compensation under sales and marketing expenses, which increased by RMB1.4 million from RMB0.3 million in the twelve months ended December 31, 2014.

•	General and administration expenses increased by 3.6%, or RMB2.2 million, from RMB61.5 million in the twelve months ended December 31, 2014 to RMB63.7 million (US$9.8 million) in the fiscal year ended December 31, 2015, primarily due to (i) increased severance costs as a result of our headcount restructuring to achieve greater efficiency, and (ii) we strengthened our account receivables management and wrote off account receivables that were less likely to be collected. Such increase was partially offset by decreased professional fee, primarily including audit and legal fee. In the fiscal year ended December 31, 2015, we recorded RMB7.4 million in share-based compensation under general and administration expenses, which increased by RMB0.9 million from RMB6.5 million in the twelve months ended December 31, 2014.

•	Research and development expenses increased by 8.1%, or RMB2.8 million, from RMB35.1 million in the twelve months ended December 31, 2014 to RMB37.9 million (US$5.8 million) in the fiscal year ended December 31, 2015, primarily due to increased share-based compensation expenses as an increasing number of options and restricted shares were granted and vested in 2015. In the fiscal year ended December 31, 2015, we recorded RMB2.9 million in share-based compensation under research and development expenses, which increased by RMB1.9 million from RMB1.0 million in the twelve months ended December 31, 2014.

•	Other income increased by 191.2%, or RMB6.3 million, from RMB3.3 million in the twelve months ended December 31, 2014 to RMB9.6 million (US$1.5 million) in the fiscal year ended December 31, 2015, which primarily related to local government grants of RMB5.1 million (US$0.8 million) and reimbursement from the depositary of RMB2.2 million (US$0.3 million) related to the ADS program.

(Loss) Profit from Operations. As a result of the foregoing, we incurred loss from operations of RMB10.8 million (US$1.7 million) in the fiscal year ended December 31, 2015, compared to profit from operations of RMB19.7 million in the twelve months ended December 31, 2014.

Other Gains and Losses. Other gains increased by 18.6%, or RMB4.5 million, from RMB24.0 million in the twelve months ended December 31, 2014 to RMB28.5 million (US$4.4 million) in the fiscal year ended December 31, 2015. The increase in other gains was primarily attributable to change in fair value of investment at FVTPL of RMB2.1 million and increase in interest income of RMB19.4 million.

Impairment Loss on Investment in Associates. Impairment loss on investment in associates in the fiscal year ended December 31, 2015 was RMB3.4 million (US$0.5 million), which primarily related to our investment in Lonshin, Halfmeters and Vtime due to their poor business performance and negative discounted cash flow forecasts. Impairment loss on investment in an associate in the twelve months ended December 31, 2014 was RMB2.7 million, which primarily related to our investment in Mingyou and Brtech due to their poor business performance and negative discounted cash flow forecast.

Share of Results of Associates. Our share of results of associates increased from RMB7.2 million in the twelve months ended December 31, 2014 to RMB19.4 million (US$3.0 million) in the fiscal year ended December 31, 2015, primarily attributable to our investments in 17 companies in the fiscal year ended December 31, 2015, which are primarily engaged in wireless technology development and related applications in the PRC. The increase was mainly due to strong operating performance of several investees in 2015.

Gain on Disposal of Associates. Our gain on disposal of associates decreased from RMB57.4 million in the twelve months ended December 31, 2014 to RMB16.1 million (US$2.5 million) in the fiscal year ended December 31, 2015, primarily due to the RMB56.3 million gain we recognized from the disposal of Shanghai Fangcun Information Technology Co., Ltd. in the twelve months ended December 31, 2014.

We disposed of two of our associates in the twelve months ended December 31, 2014 and four of our associates in the fiscal year ended December 31, 2015, which (i) had poor business performance or did not offer significant growth potential, or (ii) had experienced significant growth during the term of our investment and enabled us to realize attractive capital gains.

Profit before Tax. As a result of the foregoing, our profit before tax decreased from RMB105.6 million in the twelve months ended December 31, 2014 to RMB49.2 million (US$7.6 million) in the fiscal year ended December 31, 2015.

Income Tax Expenses. Our income tax expenses increased significantly by 155.9%, or RMB3.5 million, from RMB2.2 million in the twelve months ended December 31, 2014 to RMB5.7 million (US$0.9 million) in the fiscal year ended December 31, 2015. The increase in our income tax expenses was primarily because Najia and Miyi enjoyed full-exemption of income tax in 2014 and are subject to a 12.5% EIT rate starting 2015.

Profit for the Period. As a result of the foregoing, profit for the period decreased from RMB103.4 million in the twelve months ended December 31, 2014 to RMB43.5 million (US$6.7 million) in the fiscal year ended December 31, 2015.

Nine Months Ended December 31, 2014 Compared to Nine Months Ended December 31, 2013 (unaudited)

Revenues increased by 64.2%, or RMB229.0 million, to RMB586.0 million in the nine months ended December 31, 2014 from RMB357.0 million in the nine months ended December 31, 2013, primarily due to the continued strong growth in our smartphone business, partially offset by the continued decline in our feature phone business. We have since 2012 gradually shifted our strategic focus from feature phones to smartphones. Approximately 84.1% and 15.9% of our revenues were derived from our smartphone and feature phone business in the nine months ended December 31, 2014, respectively, compared to 34.3% and 65.7% of revenues derived from our smartphone and feature phone business in the nine months ended December 31, 2013, respectively.

Revenue from Smartphone Business

Revenue from single-player games increased significantly by 358.6%, or RMB293.3 million, to RMB375.1 million in the nine months ended December 31, 2014 from RMB81.8 million in the nine months ended December 31, 2013. Revenue from single-player games as a percentage of our total revenues increased from 22.9% in the nine months ended December 31, 2013 to 64.0% in the nine months ended December 31, 2014. The increases were primarily attributable to (i) the increased popularity of our single-player games for smartphones, as we invested significantly in further expanding our content offerings with more diversified single-player games that cater to our growing customer base, and (ii) our continued efforts in strengthening the distribution and monetization of single-user games for smartphones through our Maopao platform and third-party distribution partners.

Revenue from multi-player games increased significantly by 230.1%, or RMB50.5 million, to RMB72.4 million in the nine months ended December 31, 2014 from RMB21.9 million in the nine months ended December 31, 2013. Revenue from multi-player games as a percentage of our total revenues increased from 6.1% in the nine months ended December 31, 2013 to 12.4% in the nine months ended December 31, 2014. The increases were primarily attributable to our continued efforts to strengthen the distribution and monetization of multi-player games for smartphone through our Maopao platform and third-party distribution partners.

Other revenues increased significantly by 140.1%, or RMB26.4 million, to RMB45.2 million in the nine months ended December 31, 2014 from RMB18.8 million in the nine months ended December 31, 2013. Other revenues as a percentage of our total revenues increased from 5.3% in the nine months ended December 31, 2013 to 7.7% in the nine months ended December 31, 2014. The increases were primarily attributable to our increased distribution of applications and contents from content providers and mobile network operators through our Maopao platform.

Revenue from Feature Phone Business

Our revenue from feature phone business decreased by 60.2%, or RMB141.1 million, to RMB93.3 million in the nine months ended December 31, 2014 from RMB234.4 million in the nine months ended December 31, 2013. Our revenue from feature phone business as a percentage of our total revenues decreased from 65.7% in the nine months ended December 31, 2013 to 15.9% in the nine months ended December 31, 2014. The decreases were primarily due to the continued decline in our feature phone business, which reflected (i) the shift in our strategic focus from feature phones to smartphones since 2012, and (ii) the continued decline in the Chinese feature phone market in general.

Cost of Revenues. Cost of revenues increased by 73.0%, or RMB196.0 million, from RMB268.4 million in the nine months ended December 31, 2013 to RMB464.4 million in the nine months ended December 31, 2014, primarily attributable to the rapid growth of our smartphone business, partially offset by the continued decline in our feature phone business.

Gross Profit. As a result of the foregoing, gross profit increased by 37.3%, or RMB33.0 million, from RMB88.6 million in the nine months ended December 31, 2013 to RMB121.6 million in the nine months ended December 31, 2014. Our gross margin was 20.7% in the nine months ended December 31, 2014, compared to 24.8% in the nine months ended December 31, 2013, primarily due to the higher revenue contribution of our smartphone business in the nine months ended December 31, 2014, which generally has a lower profit margin as we typically offer more attractive revenue sharing propositions to our smartphone business partners, in an effort to expand our smartphone user base and further improve our smartphone content offerings, as opposed to the revenue sharing arrangements with our feature phone business partners.

Operating Expenses. Operating expenses increased by 7.1%, or RMB6.8 million, from RMB95.8 million in the nine months ended December 31, 2013 to RMB102.6 million in the nine months ended December 31, 2014. The increase in our operating expenses was primarily due to the significant expansion of our smartphone business, partially offset by the decrease in headcount for our declining feature phone business and our efforts to enhance labor efficiency.

•	Sales and marketing expenses increased by 18.4%, or RMB4.9 million, to RMB31.2 million in the nine months ended December 31, 2014 from RMB26.4 million in the nine months ended December 31, 2013, primarily due to increased sales and marketing activities to promote our Maopao brand and smartphone business. The number of our sales and marketing employees increased from 128 as of December 31, 2013 to 157 as of December 31, 2014. In the nine months ended December 31, 2014, we recorded RMB0.1 million in share-based compensation under sales and marketing expenses, which decreased by RMB3.3 million from RMB3.4 million in the nine months ended December 31, 2013.

•	General and administration expenses increased by 7.0%, or RMB3.1 million, from RMB43.9 million in the nine months ended December 31, 2013 to RMB47.0 million in the nine months ended December 31, 2014, primarily due to the increased professional fee, primarily including audit and legal fee, in line with the continued expansion of our business, partially offset by cost savings associated with our strengthened cost control efforts. In the nine months ended December 31, 2014, we recorded RMB3.4 million in share-based compensation under general and administration expenses, which decreased by RMB2.1 million from RMB5.5 million in the nine months ended December 31, 2013.

•	Research and development expenses decreased by 12.1%, or RMB3.6 million, from RMB29.5 million in the nine months ended December 31, 2013 to RMB25.9 million in the nine months ended December 31, 2014, primarily due to the decreased staff cost as we rebalanced resources between the smartphone and feature phone businesses. In the nine months ended December 31, 2014, we recorded RMB0.4 million in share-based compensation under research and development expenses, which decreased by RMB3.3 million from RMB3.7 million in the nine months ended December 31, 2013.

Profit (loss) from Operations. As a result of the foregoing, we incurred profit from operations of RMB18.9 million in the nine months ended December 31, 2014, compared to loss from operations of RMB7.3 million in the nine months ended December 31, 2013.

Other Gains and Losses. Other gains increased by 53.3%, or RMB6.2 million, from RMB11.6 million in the nine months ended December 31, 2013 to RMB17.7 million in the nine months ended December 31, 2014. The increase in other gains was primarily attributable to change in fair value of investment at FVTPL of RMB3.8 million and increase in interest income of RMB1.3 million.

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

Share of Results of Associates. Our share of results of associates increased from RMB3.4 million in the nine months ended December 31, 2013 to RMB8.5 million in the nine months ended December 31, 2014, primarily attributable to our investments in 25 companies in the nine months ended December 31, 2014, which are primarily engaged in wireless technology development and related applications in the PRC.

Profit before Tax. As a result of the foregoing, our profit before tax increased significantly from RMB6.2 million in the nine months ended December 31, 2013 to RMB99.9 million in the nine months ended December 31, 2014.

Income Tax Expense. Our income tax expenses decreased by 81.1%, or RMB5.0 million, from RMB6.1 million in the nine months ended December 31, 2013 to RMB1.2 million in the nine months ended December 31, 2014. The decrease in our income tax expenses was primarily due to the additional income tax expenses in the nine months ended December 31, 2013, which was triggered by the inter-group transfer of an associate due to our change of investment strategy.

Profit for the Period. As a result of the foregoing, profit for the period increased from RMB28 thousand in the nine months ended December 31, 2013 to RMB98.7 million in the nine months ended December 31, 2014.

B.	Liquidity and Capital Resources

We have financed our operations primarily through cash generated from operations, the issuance of Series A preferred shares and our initial public offering. All of our Series A preferred shares were automatically converted into common shares immediately upon the completion of our initial public offering in December 2010. Our cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased. As of March 31, 2013 and 2014 and December 31, 2014 and 2015, we had RMB135.0 million, RMB79.1 million, RMB205.0 million and RMB338.0 million (US$52.2 million) in cash and cash equivalents, respectively.

As a holding company, we may rely on dividends and other distributions from our PRC subsidiaries for our cash requirements. PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries and SPEs in China is required to set aside at least 10% of its after tax profits, as determined on a calendar year basis and in accordance with relevant accounting principles and financial regulations applicable to enterprises established in the PRC (“PRC GAAP”), if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. The statutory reserve, equal to RMB1.0 million as of December 31, 2015, is the same under both PRC GAAP and IFRS and is reflected as statutory reserve in the consolidated statements of changes in equity in our consolidated financial statements. These reserves are not distributable as cash dividends. The difference between net profit, as determined under PRC GAAP, and the amount allocated to statutory reserve, for each of our subsidiaries and SPEs in China, represents amounts that are free of restriction.

Such amounts differ from subsidiary or SPE equity less statutory reserve as determined under IFRS due to accounting differences between PRC GAAP and IFRS. The aggregate retained earnings of our PRC subsidiaries and SPEs after setting aside required statutory reserve funding, determined in accordance with PRC GAAP, amounted to RMB435.8 million (US$67.3 million) as of December 31, 2015. However, the amount of retained earnings distributable to our offshore entities may be less than such amounts, as any dividend distribution may be subject to relevant taxes in the PRC when our SPEs make payments to our PRC subsidiaries under contractual arrangements and when our PRC subsidiaries distribute dividends to the offshore entities. As discussed in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy,” we do not plan to declare and pay any dividends on our shares or ADSs in the near future and currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Furthermore, if our PRC subsidiaries incur debt in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

Prior to July 1, 2010, we received economic benefits generated from our SPEs through various contractual arrangements entered into by Pusida, our PRC subsidiary, with the SPEs. On July 1, 2010, through Dianneng, our other PRC subsidiary, we entered into contractual arrangements with Hangzhou Sky, Mijia and their respective shareholders to replace their previous contractual arrangements with Pusida. Such contractual arrangements include technical support service agreements and strategy consulting service agreements and intellectual property license agreements with Hangzhou Sky and Mijia, respectively.

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

The following table sets forth a summary of our net cash flows for the periods indicated:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,		For the Fiscal Year Ended December 31,
	2013	2014	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$
			(Unaudited)
	(In thousands)
Net cash provided by (used in) operating activities	73,289	47,846	64,967	(16,534)	30,469	4,704
Net cash (used in) provided by investing activities	(54,543)	(76,051)	7,851	244,147	99,833	15,412
Net cash used in financing activities	(20,830)	(25,818)	(23,190)	(101,132)	(1,050)	(162)
Net Increase ( decrease) in cash and cash equivalents	(2,084)	(54,023)	49,628	126,481	129,252	19,954
Cash and cash equivalents at beginning of year	137,538	135,025	135,025	79,057	204,967	31,640
Effect of foreign exchange rate changes	(429)	(1,945)	(2,844)	(571)	3,733	577
Cash and cash equivalents at end of year	135,025	79,057	181,809	204,967	337,952	52,171

Net cash provided by operating activities was RMB73.3 million, RMB47.8 million, RMB65.0 million and RMB30.4 million (US$4.7 million) in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and the fiscal year ended December 31, 2015, respectively, and net cash used in operating activities was RMB16.5 million in the nine months ended December 31, 2014. The cash inflow in 2015 was primarily due to our increased efforts in collecting long-term trade and other receivables from mobile network operators and mobile service providers. The cash outflow in the nine months ended December 31, 2014 was primarily due to the increased turnover date of trade receivables from mobile network operators as we offered more favorable payment terms to our smartphone business partners. The decrease in cash provided by operating activities in the fiscal year ended March 31, 2014 was primarily attributable to a decrease in profit before tax resulted from (i) the continued decline in our feature phone business, and (ii) the higher revenue contribution of our smartphone business, which generally has a lower gross margin. The increase in the fiscal year ended March 31, 2013 was primarily attributable to cost savings from direct cooperation with China Mobile on the game platform. For a detailed reconciliation of our net income to net cash provided by/used in operating activities, please refer to our consolidated cash flow statements contained in this annual report.

We had RMB99.8 million (US$15.4 million) net cash from investing activities for the fiscal year ended December 31, 2015 primarily due to (i) a RMB135.2 million (US$20.9 million) decrease in term deposits, (ii) a RMB26.8 million (US$4.1 million) of interest income received, and (iii) RMB15.8 million (US$2.4 million) of proceeds of disposal of an associate, partially offset by a RMB83.1 million (US$12.8 million) increase in investment at FVTPL. We had RMB244.1 million net cash from investing activities for the nine months ended December 31, 2014 primarily due to (i) RMB148.5 million in disposal of investment at FVTPL, (ii) RMB92.2 million of proceeds of disposal of an associate, (iii) RMB50.0 million of redemption of short-term investments, and (iv) a RMB13.4 million decrease in term deposits, partially offset by RMB58.1 million of payment of investment in associates. We had RMB7.9 million net cash provided by investing activities for the nine months ended December 31, 2013 primarily due to RMB7.1 million of interest income received. We had RMB76.0 million net cash used in investing activities for the fiscal year ended March 31, 2014 primarily due to (i) RMB215.0 million in purchase of investment at FVTPL and short-term investments, (ii) a RMB50.2 million investment in associates, and (iii) RMB2.0 million in purchases of property and equipment, partially offset by a RMB177.5 million decrease in term deposits and a RMB12.8 million interest income received. We had RMB54.5 million net cash used in investing activities for the fiscal year ended March 31, 2013 primarily due to (i) a RMB34.9 million increase in term deposits, (ii) a RMB32.1 million increase in investment in payment of investment in associates and available-for-sale investments, and (iii) RMB3.4 million in purchases of property and equipment, partially offset by a RMB16.2 million interest income received.

We had RMB1.1 million (US$0.2 million) net cash used in financing activities for the fiscal year ended December 31, 2015 primarily due to our purchase of the remaining 10% equity interest in Sky Technologies BVI from its non-controlling shareholder, partially offset by proceeds from the exercise of share options. We had RMB101.1 million net cash used in financing activities for the nine months ended December 31, 2014 primarily due to RMB103.1 million in payments for share repurchase, partially offset by RMB1.0 million from the exercise of share options. We had RMB23.2 million net cash used in financing activities for the nine months ended December 31, 2013 primarily due to RMB28.0 million in payments for repurchase of common shares, partially offset by RMB3.6 million from the exercise of share options and RMB1.2 million of capital contributions from non-controlling interests. We had RMB25.8 million net cash used in financing activities for the fiscal year ended March 31, 2014, primarily consisting of RMB34.2 million in payments for repurchase of common shares, partially offset by RMB7.1 million from the exercise of share options and RMB1.2 million of capital contributions from non-controlling interests. We had RMB20.8 million net cash used in financing activities for the fiscal year ended March 31, 2013, primarily consisting of RMB25.3 million in payments for repurchase of common shares, partially offset by RMB2.5 million from the exercise of share options and RMB2.0 million of capital contributions from non-controlling interests.

Capital Expenditures

We had capital expenditures of RMB3.4 million, RMB2.0 million, RMB1.4 million, RMB5.7 million, RMB6.3 million and RMB1.8 million (US$0.3 million) in the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, respectively, which were mainly used to purchase servers and computers to support the expansion of our business.

We anticipate that we will be able to meet our needs to fund operations for at least the next twelve months with operating cash flow and existing cash balances, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy cash requirements, we may seek to sell additional equity or debt securities or to obtain a credit facility. The sale of additional equity or equity-linked securities could result in additional dilution to shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financial covenants that would restrict operations. Financing may not be available in amounts or on terms acceptable to us, if at all.

Recently Issued Accounting Pronouncements

We have not early adopted the following new and revised standards, amendments or interpretations that have been issued but are not yet effective.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9 are described as follows:

•	All recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss.

•	With regard to the measurement of financial liabilities designated as at fair value through profit or loss, IFRS 9 requires that the amount of change in the fair value of the financial liability, that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value of financial liabilities attributable to change in the financial liabilities’ credit risk are not subsequently reclassified to profit or loss. Under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

•	In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognized.

•	The new general hedge accounting requirements retain the three types of hedge accounting mechanisms. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

Based on our financial assets and financial liabilities as of December 31, 2015, we anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of our available-for-sale investments and is not likely to have significant impact on the amounts of our other financial assets and financial liabilities. Regarding our available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

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

We anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in our consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until we perform a detailed review.

IFRS 16 Leases

IFRS 16, which upon the effective date will supersede IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognize depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

We will assess the impact of the application of IFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until we perform a detailed review.

C.	Research and Development, Patents and Licenses, etc.

We have an experienced team of engineers. As of December 31, 2015, our research and development staff consisted of 69 software, hardware and system engineers. We recruit our engineers throughout China and have established various recruiting and training programs with leading universities in China.

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

In each of the fiscal years ended March 31, 2013 and 2014, the nine months ended December 31, 2013 and 2014, the twelve months ended December 31, 2014 and the fiscal year ended December 31, 2015, our research and development expenses were RMB73.0 million, RMB38.6 million, RMB29.5 million, RMB25.9 million, RMB35.1 million and RMB37.9 million (US$5.9 million), representing 12.1%, 8.0%, 8.3%, 4.4%, 4.9% and 6.2% of our total revenues during the same periods, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from December 31, 2014 to December 31, 2015 that are reasonably likely to materially adversely affect our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payment Due by Period
	total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(RMB in thousands)
Operating lease commitments	15,653	7,926	7,727	—	—
Capital commitments	—	—	—	—	—
Total	15,653	7,926	7,727	—	—

G.	Safe Harbor

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

Directors and Executive Officers	Age	Position/Title
Michael Tao Song	39	Founder, Chairman and Chief Executive Officer
Wei Zhou	37	Independent Director
Jimmy Lai	59	Independent Director
Carl Yeung	36	Director
Min Xu	45	Independent Director
Fischer Xiaodong Chen	46	Chief Financial Officer
Long Zhang	39	Senior Vice President of Game Operations

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

Mr. Wei Zhou has served as our independent director since December 2010. Mr. Zhou served as the chief financial officer and managing partner of Locojoy Holdings Limited, a leading mobile game company in China from December 2013 to July 2014. Mr. Zhou was the chief financial officer of Charm Communications Inc., a leading domestic television advertising agency in China listed on NASDAQ from November 2009 to November 2013. Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates a China-based online recruitment website (www.zhaopin.com), from June 2008 to October 2009. Mr. Zhou also served as Zhaopin Limited’s director of strategic planning from July 2005 to May 2007. Mr. Zhou served as an associate director with Abax Global Capital, a Hong Kong based investment fund focusing on direct investments in private and public-sector Chinese companies, from June 2007 to May 2008. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

Mr. Jimmy Lai became our independent director since April 2013. Mr. Lai is currently the chief financial officer of 51Talk, a China leading online education company.  From August 2013 to May 2015, Mr. Lai served as CFO of Chukong Holdings Limited, an innovative mobile entertainment platform operator in China since August 2013. Prior to that, Mr. Lai recently served as the chief financial officer of Gamewave Group Ltd, a leading online game company in China from 2011 to 2013. Previously, he served as the chief financial officer for several US-listed and private companies, including Daqo New Energy Corp, a leading polysilicon manufacturer based in China listed on the NYSE from 2009 to 2011, and Linktone Ltd, a leading provider of interactive entertainment products and services in China listed on the Nasdaq from 2008 to 2009. From 2006 to 2008, Mr. Lai was the chief financial officer of Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry. Prior to that, he served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation, a leading system control company, from 1997 to 2001. Mr. Lai received his MBA degree from the University of Texas at Dallas and a bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

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

Mr. Min Xu has served as our independent director since June 2015. Mr. Xu has over fifteen years of experience in finance, equity research, marketing and engineering. He is currently the chief financial officer of UTStarcom, a Fortune 1000 company that specializes in mobile, broadband access and data network solutions. Prior to this position, Mr. Xu was a sell-side research analyst at a few investment banks including Roth Capital, Wedbush Securities and Jefferies Group LLC, covering a wide variety of companies listed in the U.S. In addition, Mr. Xu has deep industrial expertise in technology, telecommunications, as well as strong hands-on technical engineering experience from his initial career as a software engineer at Cisco Systems, Inc.

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

B.	Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2015, we paid an aggregate of approximately RMB3.3 million (US$0.5 million) in cash to our directors and executive officers. For share-based compensation awards granted to our directors and executive officers, see “— Share Incentive Plans.”

Other than the below-mentioned statutory contributions mandated by applicable PRC law, we have not set aside or accrued any amount of cash to provide pension, retirement or other similar benefits to our officers and directors. Our PRC subsidiaries and SPEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her retirement benefit, medical insurance benefits, housing funds, unemployment and other statutory benefits. Our subsidiaries and the SPEs contributed an aggregate of approximately RMB13,897 (US$2,145) for retirement and similar benefits for our officers and directors in the fiscal year ended December 31, 2015.

Share Incentive Plans

2010 Share Incentive Plan

We have adopted our 2010 Share Incentive Plan, or the 2010 Plan, to motivate, attract, and retain employees, directors and consultants and promote the success of our business. The maximum number of common shares which could be issued pursuant to all awards under the 2010 Plan was initially 15,000,000. The amount increases annually on the first business day of each calendar year by an amount equal to the lesser of (x) one percent of the number of common shares outstanding as of such date, or (y) a lesser number of common shares determined by the compensation committee; provided, however, that no more than 15,000,000 shares may be issued upon the exercise of incentive options. As of December 31, 2015, an aggregate of 5,403,893 restricted shares and option to purchase 800,969 common shares were outstanding under the 2010 Plan.

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

2016 Share Incentive Plan

We have adopted our 2016 Share Incentive Plan, or the 2016 Plan, to motivate, attract, and retain employees, directors and consultants and promote the success of our business. The maximum number of common shares which could be issued pursuant to all awards under the 2016 Plan is 15,000,000. As of the date of this annual report, we have not granted any restricted shares or options under the 2016 Plan.

Types of Awards. The types of awards we may grant under the 2016 Plan include, among others, options, restricted shares and restricted share units.

Plan Administration. The compensation committee of our board of directors administers the 2016 Plan, and may delegate its administrative authority to a committee of one or more members of our board or one or more of our officers, subject to certain restrictions. The compensation committee will designate the eligible individuals who may receive awards, and determine the types and number of awards to be granted and the terms and conditions of each award grant, including, but not limited to, the exercise price, grant price or purchase price, any reload provision, any restrictions or limitations on the award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an award and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an award, based in each case on such considerations as the committee in its sole discretion determines. The compensation committee has the sole power and discretion to cancel, forfeit or surrender an outstanding award.

Award Agreements. Options and other awards granted under the 2016 Plan are evidenced by a written award agreement that sets forth the material terms and conditions for each grant.

Eligibility. We may grant awards to employees, consultants of a service recipient, which includes our subsidiaries or any affiliated entities designated by our board for purposes of the 2016 Plan, as well as our non-employee directors.

Acceleration of Awards upon Corporate Transactions. The compensation committee may, in its sole discretion, upon or in anticipation of a corporate transaction, accelerate awards, purchase the awards from the holder or replace the awards.

Vesting Schedule. In general, the compensation committee determines, or the relevant award agreement specifies, the vesting schedules.

Amendment and Termination. The compensation committee may at any time amend, modify or terminate the 2016 Plan. Amendments to the 2016 Plan are subject to board approval to the extent required by law or security exchange rules. In addition, board approval is specifically required to increase the number of shares available under the 2016 Plan, or to permit the compensation committee to extend the term or the exercise period of an option beyond ten years, or if amendments result in material increases in benefits or a change in eligibility requirements. Any amendment, modification or termination of the 2016 Plan must not impair any rights or obligations under awards already granted without consent of the holder of such awards. Unless terminated earlier, the 2016 Plan will expire and no further awards may be granted after the tenth anniversary of the approval of the 2016 Plan.

The following table summarizes, as of the date of this annual report, the outstanding options that we have granted our directors, executive officers and other individuals as a group under the 2010 Plan. As of the date of this annual report, we have not granted any options under the 2016 Plan.

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

Audit Committee

Our audit committee consists of Wei Zhou, Jimmy Lai and Min Xu. Wei Zhou, Jimmy Lai and Min Xu satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules and Rule 10A-3 under the Exchange Act. Wei Zhou is the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Wei Zhou, Jimmy Lai and Min Xu. Wei Zhou, Jimmy Lai and Min Xu satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Wei Zhou, Jimmy Lai and Min Xu. All of them satisfy the “independence” requirements of Rule 5605 of the NASDAQ Stock Market Marketplace Rules. The corporate governance and nominating committee assists our board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of incorporation, our board of directors are divided into three classes, Class A directors, Class B directors and Class C directors, who shall retire from office and be eligible for re-election at the first, second and third annual general meeting, respectively. Mr. Michael Tao Song has been designated as a Class A director. Mr. Wei Zhou and Mr. Min Xu have been designated as Class B directors. Mr. Jimmy Lai and Mr. Carl Yeung have been designated as Class C directors. At each subsequent annual general meeting after the third annual general meeting, the directors of the class who have been longest in office shall retire and shall be eligible for re-election. A director may only be removed by the shareholders. Officers are elected by and serve at the discretion of the board of directors.

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

We had 515 and 211 full-time employees as of December 31, 2014 and 2015, respectively. We consider our relations with our employees to be good. The following table sets forth the number of our employees categorized by areas of operations as of December 31, 2015:

Function	Number of Employees	Percentage
Research and development	61	28.9
Sales and marketing (including customer service)	35	16.6
Operations	51	24.2
General and administration	64	30.3
Total	211	100.0

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

Compensation for our full-time employees typically consists of a base salary, seniority pay and other subsidies. In addition, based on our results of operations, we may award bonuses to our employees solely at our discretion. Our employees are also eligible for equity incentives. For more information on the terms of our share incentive plans, see “Item 6. Director, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

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

As of December 31, 2015, we had 225,845,686 common shares outstanding. The following table sets forth information with respect to the beneficial ownership of our common shares as of December 31, 2015, by:

(1) each of our directors and executive officers who are also our shareholders; and

(2) each person known to us to own beneficially more than 5% of our common shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this annual report, including through the exercise of any option, warrant or other right, the vesting of restricted shares or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Common Shares Beneficially Owned
	Number	%
Directors and Executive Officers:
Michael Tao Song (1)	74,821,681	33.1
Wei Zhou (2)	*	*
Jimmy Lai (2)	*	*
Carl Yeung (2)	—	—
Min Xu (2)	—	—
Fischer Xiaodong Chen (2)	—	—
Long Zhang (2)	*	*
All Directors and Executive Officers as a Group (3)	75,099,681	33.3

Principal Shareholders:
Mobi Joy Limited(4)	50,647,288	22.4
Xplane Ltd.(5)	64,950,744	28.8

(1)	Represents (i) 50,647,288 common shares held by Mobi Joy Limited., a British Virgin Islands company controlled by Mr. Song, (ii) 23,214,393 common shares held by Ms. Qinyi Zhu, wife of Mr. Song, through Xplane Ltd., and (iii) 960,000 common shares in the form of ADSs held by Mr. Song.

(2)	The business address for Mr. Zhou is 4-1103 Central Park, Chaoyang District, Beijing, People’s Republic of China. The business address for Mr. Lai is 6F, Deshi Building, Shangdi seven street, Haidian District, Beijing, People’s Republic of China. The business address for Mr. Yeung is 10/F #36 Han Zhong Road, Tianhe Software Park, Guangzhou, Guangdong, People’s Republic of China. The business address for Mr. Xu is Building 3, 500 Qiuyi Road, Binjiang District, Hangzhou 310052 P.R. China. The business address for Mr. Chen, and Mr. Zhang is 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China.

(3)	Represents common shares held by all of our directors and executive officers as a group.

(4)	The registered address for Mobi Joy Limited is Romasco place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola. British Virgin Islands, VG1110. Mr. Song is the sole shareholder of Mobi Joy Limited.

(5)	The registered address for Xplane Ltd. is Romasco Place, Wickhams Cay 1, P. O. Box 3140, Road Town, Tortola, British Virgin Islands, VG1110.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B.	Related Party Transactions

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

Transactions with Certain Officers, Shareholders and Affiliates and Key Management Personnel

We license certain mobile content from our associates, namely Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd., or Zhang Xing, Hangzhou Sibi Technologies Co., Ltd., or Sibi, Beijing Brtech Co., Ltd., or Brtech, Hangzhou Breaking Dawn Network Technologies Co. Ltd., or Breaking Dawn, Hangzhou TaiKu Technologies Co. Ltd., or Taiku, Hangzhou Quyuan Technologies Co. Ltd., or Quyuan, Hangzhou Qianlong Technologies Co. Ltd., or Qianlong, Hangzhou Joyreach Technologies Co., Ltd., or Joyreach, Shanghai Mihoyo Network Technology Co. Ltd., or Mihoyo, Shanghai Tongyu Network Technology Co., Ltd., or Tongyu and Beijing Jamo Games Technologies Co., Ltd., or Jamo.

The following table sets forth the related cost of revenues we have recorded for the periods indicated:

	For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the Fiscal Year Ended December 31,
	2012	2014	2013	2014	2014	2015
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Zhang Xing	357	81	70	14	119	2	—
Sibi	2,271	1,545	1,204	647	2,781	334	52
Brtech	982	349	302	65	517	12	2
Breaking Dawn	2,924	12,137	11,108	9,047	24,164	1,651	255
Taiku[1]	—	1,178	360	2,814	5,001	35	5
Quyuan	—	1,875	761	885	4,174	219	34
Qianlong	—	7,288	6,541	3,461	12,668	673	104
Joyreach	—	—	—	2,008	2,008	3	—
Mihoyo	—	—	—	6,667	6,667	1,584	245
Tongyu	—	—	—	6	6	508	78
Jamo	—	—	—	905	905	1,566	242
Mopin[2]	—	—	—	—	—	1	—

1. We purchased the remaining 35% of equity interest in Taiku in September 2015, and Taiku became our wholly-owned subsidiary as at December 31, 2015.

2. In August 2015, we transferred all of our 79.88% equity interest in Mopin to (i) a shareholder of Xplane Ltd., which is one of our principal shareholders, and (ii) an entity held by the Mopin management.

We also provide pre-installation and distribution service for Qianlong, Taiku and Jamo and charge a commission based on the number of active users or share proceeds from user purchases. In the fiscal year ended December 31, 2015, we charged a total of RMB0.4 million (US$0.1 million), RMB1.8 million (US$0.3 million) and RMB2.4 million (US$0.4million) of commission or revenue sharing from Taiku, Mopin and Jamo, respectively.

In addition, we have certain amounts due to and from the related parties, namely Zhang Xing, Sibi, Brtech, Breaking Dawn, TaiKu, Quyuan, Qianlong, Joyreach, Mihoyo, nine of our associates, Xplane Ltd., one of our principle shareholders, and Li Ou, a shareholder of Xplane Ltd. The following table sets forth the amounts due to and from those related parties for the periods indicated:

		For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the fiscal year ended December 31,
		2013	2014	2013	2014	2014	2015
		RMB	RMB	RMB	RMB	RMB	RMB	US$
Amounts Due from Related Parties	Nature of Advances or Payment
		(In thousands)
Xplane Ltd.	Non-trading in nature, unsecured, interest-free advances and repayable on demand	125	—	122	—	—	—	—
Taiku[1]	Non-trading in nature, unsecured, interest-free advances and repayable on demand	306	1	68	—	—	—	—
Breaking Dawn	Non-trading in nature, unsecured, interest-free advances and repayable on demand	92	11	244	18	18	—	—
Qianlong	Trading in nature, unsecured, interest-free advances and repayable on demand	—	148	3,000	693	693	—	—
Taiku[1]	Trading in nature, unsecured, interest-free advances and repayable on demand	—	—	—	593	593	—	—
Jamo	Trading in nature, unsecured, interest-free advances and repayable on demand	—	—	—	220	220	804	124

		For the Fiscal Year Ended March 31,		For the Nine Months Ended December 31,		For the 12 Months Ended December 31,	For the fiscal year ended December 31,
		2013	2014	2013	2014	2014	2015
		RMB	RMB	RMB	RMB	RMB	RMB	US$
Amounts Due to Related Parties
		(In thousands)
Zhang Xing	Trading in nature, unsecured, non-interest bearing and repayable on demand	577	604	569	171	171	169	26
Sibi	Trading in nature, unsecured, non-interest bearing and repayable on demand	426	211	155	135	135	113	17
Brtech	Trading in nature, unsecured, non-interest bearing and repayable on demand	127	39	51	65	65	38	6
Breaking Dawn	Trading in nature, unsecured, non-interest bearing and repayable on demand	2,924	4,662	12,686	11,133	11,133	4,381	676
Taiku[1]	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	587	24	—	—	—
Quyuan	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	875	526	1,370	1,370	38	6
Qianlong	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	188	6,614	5,080	5,080	—	—
Joyreach	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	4,035	569	234	234	2	—
Mihoyo	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	—	6,664	6,664	—	—
Tongyu2	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	—	2,116	2,116	—	—
Mopin[3]	Trading in nature, unsecured, non-interest bearing and repayable on demand	—	—	—	—	—	1	—

1. We purchased the remaining 35% of equity interest in Taiku in September 2015, and Taiku became our wholly-owned subsidiary as at December 31, 2015.

2. We sold our 20% equity interest in Tongyu to one of its shareholders in April 2015 and it was no longer an associate of ours as at December 31, 2015.

3. In August 2015, we transferred all of our 79.88% equity interest in Mopin to (i) a shareholder of Xplane Ltd. and (ii) an entity held by the Mopin management.

Other Related Party Transactions

In June 2013, we established Hangzhou Qianlong Technology Limited, or Qianlong, with Li Ou, our former chief technology officer and a shareholder of Xplane Ltd., to carry out mobile games development and operation related business. We and Li Ou signed definitive agreements to contribute RMB 10.0 million and RMB 15.0 million into Qianlong, and hold a 40% equity interest and a 60% equity interest in Qianlong, respectively. We also entered into a RMB 25.0 million loan agreement with Qianlong to fund its future operations. The loan bears a 3% annual interest rate and can only be used to develop Qianlong’s business. In order to focus on the management of Qianlong and to avoid conflict of interests, Li Ou resigned from our Company in June 2013. In the third quarter of 2015, we signed an agreement to waive the net loan receivables from Qianlong (which represented the difference between RMB4,000,000 loan we extended to Qianlong and RMB1,960,000 other payables due to Qianlong), and the corresponding loss of RMB2,040,000 was recorded under our share of results of associates.

The above-mentioned related party transactions have been unanimously approved by the Board, the audit committee and a special independent committee formed by the Board.

In August 2015, we transferred our 69.88% and 10% of equity interest in Mopin to Li Ou and an entity held by the Mopin management, respectively. RMB3, 500,000 due from Li Ou was outstanding as of December 31, 2015, which has been collected in the first quarter of 2016.

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — Share Incentive Plans.”

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

In May 2010, we declared and paid dividends in the amount of RMB13.0 million to our common shareholders, and we also approved a distribution payable to our preferred shareholders who have participating rights in the amount of RMB4.3 million. However, we do not plan to declare and pay any dividends on our shares or ADSs in the near future. We intend to retain our available funds and any future earnings to operate and expand our business.

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

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

The following table provides the high and low trading prices for our ADSs on NASDAQ for the periods shown.

	Sales Price
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2012 (since December 10, 2010)	23.25	2.75
Fiscal Year ended March 31, 2013	3.45	1.61
Fiscal Year ended March 31, 2014	11.47	1.59
Calendar Year ended December 31, 2014	11.47	3.72
Fiscal Year ended December 31, 2015	6.37	2.26

Quarterly Highs and Lows
First Quarter ended March 31, 2014	11.47	3.89
Second Quarter ended June 30, 2014	9.40	6.08
Third Quarter ended September 30, 2014	10.42	5.96
Fourth Quarter ended December 31, 2014	7.78	3.81
First Quarter ended March 31, 2015	4.80	3.42
Second Quarter ended June 30, 2015	6.37	3.83
Third Quarter ended September 30, 2015	5.00	2.34
Fourth Quarter ended December 31, 2015	3.26	2.26
First Quarter ended March 31, 2016	2.24	1.76

Monthly Highs and Lows
November 2015	3.26	2.50
December 2015	2.80	2.26
January 2016	2.23	1.80
February 2016	2.00	1.76
March 2016	2.24	1.91
April 2016 (through April 28, 2016)	2.23	1.99

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing eight common shares, have been listed on NASDAQ since December 10, 2010. Our ADSs are traded under the symbol “MOBI.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

United States Federal Income Taxation

The following discussion describes certain U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in our ADSs or common shares. This discussion applies only to U.S. Holders that hold the ADSs or common shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and on U.S. Treasury regulations in effect as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for the alternative minimum tax;

•	persons holding ADSs or common shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or common shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	investors whose functional currency is not the U.S. dollar; or

•	partnerships or pass-through entities, or persons holding ADSs or common shares through such entities.

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

Passive Foreign Investment Company

Based on the market price of our ADSs, the value of our assets and the composition of our income and assets, we believe that it is likely that we were a PFIC for U.S. federal income tax purposes for the fiscal year ended December 31, 2015. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, while it is not clear, we believe the contractual arrangements between us and our affiliated entities (the SPEs) should be treated as ownership of stock.

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

For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or common shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or common shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably to each day in your holding period for the ADSs or common shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of our ADSs or common shares cannot be treated as capital gains, even if you hold the ADSs or common shares as capital assets.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for our ADSs or common shares, you will include in income as ordinary income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or common shares as of the close of your taxable year over your adjusted basis in such ADSs or common shares. You will be allowed an ordinary deduction for the excess, if any, of your adjusted basis in the ADSs or common shares over their fair market value as of the close of the taxable year. However, such deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or common shares included in your income for prior taxable years. Any gain on the actual sale or other disposition of the ADSs or common shares will be treated as ordinary income (but such gain will not be subject to the regular PFIC regime discussed above). Any loss realized on the actual sale or other disposition of the ADSs or common shares will be treated as an ordinary loss to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such ADSs or common shares, and generally as a capital loss to the extent of any remaining loss. Your basis in the ADSs or common shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed below under “— Taxation of Dividends and Other Distributions on the ADSs or Common Shares”.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADS are listed on NASDAQ, which is a qualified exchange or other market for these purposes. We believe that our ADSs should qualify as being regularly traded on such exchange, but no assurances may be given in this regard. Consequently, if the ADSs continue to be listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In some cases, a U.S. Holder of a PFIC may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the PFIC’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or common shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Subject to certain exceptions based on the value of PFIC stock held, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. The failure to comply with this reporting requirement will suspend the statute of limitations with respect to any tax return, event, or period to which such information relates. If we are a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or common shares and the advisability of making any election described in this section.

Taxation of Dividends and Other Distributions on the ADSs or Common Shares

Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to our ADSs or common shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of common shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or common shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or common shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect any distribution generally to be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” if (1) either (a) the ADSs or common shares, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year and (3) certain holding period requirements are met. As discussed above in “— Passive Foreign Investment Company,” we believe that it is likely that we were a PFIC for the fiscal year ended December 31, 2015 and thus, dividends paid to a non-corporate U.S. Holder of our ADSs or common shares likely will not be eligible for the reduced rate applicable to qualified dividend income.

Any dividends will constitute foreign source income for foreign tax credit limitation purposes. If PRC withholding taxes apply to any dividends paid to you with respect to our ADSs or common shares, the amount of the dividend would include the withheld PRC taxes and, subject to certain conditions and limitations, such PRC withholding taxes generally will be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our ADSs or common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.

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

Foreign Exchange Risk

Our revenues and purchases are generally denominated in Renminbi. Our assets and liabilities are also denominated in Renminbi, except for cash held in other currencies, which amounted to RMB100.6 million (US$15.5 million) as of December 31, 2015. As a result, fluctuations in the exchange rates between the U.S. dollar and Renminbi will affect our results of operations and financial condition. The Renminbi’s exchange rate with the U.S. dollar is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals.

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

To the extent that we need to convert U.S. dollars into RMB for our operations or other uses within the PRC, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. On the other hand, a decline in the value of RMB against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs. As of December 31, 2015, we had RMB-denominated cash balances of RMB387.3 million. Assuming we had converted the RMB387.3 million into U.S. dollars at the exchange rate of $1.00 for RMB6.4778 as of December 31, 2015, this cash balance would have been US$59.8 million. Assuming a 5% depreciation of the RMB against the U.S. dollar, this cash balance would have decreased to US$56.9 million as of December 31, 2015 resulting in US$2.9 million of foreign exchange loss.

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

Inflation Risk

In recent years, inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the change in China’s Consumer Price Index was 2.6%, 2.0% and 1.4% in calendar year 2013, 2014 and 2015, respectively. If inflation rises, it may materially adversely affect our business.

Credit Risk

Our maximum exposure to credit risks is equivalent to the total carrying amount of loan receivables, trade and other receivables, amounts due from related parties, cash and cash equivalents, term deposits, investments at FVTPL and available-for-sale investments in the aggregate amount of RMB688.0 million, RMB745.6 million and RMB735.5 million (US$113.5 million) as of March 31, 2014 and December 31, 2014 and 2015, respectively.

Collection of our revenues is substantially done through mobile network operators. We had RMB45.6 million trade receivables from mobile network operators as of December 31, 2015. We also collect a portion of our revenues through mobile service providers with whom we have co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB 36.8 million, RMB 22.3 million, RMB 64.4 million and RMB35.6 million (US$5.5 million), respectively, as of March 31, 2013 and 2014 and December 31, 2014 and 2015. In order to minimize credit risk, we assess the creditworthiness of the mobile service providers prior to contracting with them.

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

We have concentration of credit risk with exposure limited to certain mobile service providers and one mobile network operator. As of March 31, 2013 and 2014 and December 31, 2014 and 2015, our ten mobile service providers and the mobile network operator accounted for approximately RMB51.9 million, RMB47.4 million, RMB161.8 million and RMB49.9 million, or 80%, 78%, 85% and 61%, of our trade receivables, respectively. We closely monitor the subsequent settlement of trade receivables and do not grant long credit periods to the counterparties.

As of March 31, 2013 and 2014 and December 31, 2014 and 2015, all of our cash and cash equivalents and time deposits were held by reputable financial institutions. We believe that we are not exposed to unusual risks as these financial institutions have high credit quality. We have not experienced any losses on deposits of cash and cash equivalents and short-term investments. Prior to entering into contracts, we make a credit assessment of our counterparties to assess the collectability of the contracts.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program, including investor relations expenses and exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has reimbursed us for an expenses related to the establishment and maintenance of the ADS program in an amount of US$0.4 million, after deduction of applicable U.S. taxes, as of December 31, 2015.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. – D. Material Modifications to the Rights of Security Holders

None.

E.	Use of Proceeds

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements for the nine months ended December 31, 2014, we and our auditors, an independent registered public accounting firm, identified one material weakness related to the lack of oversight review due to the short-term vacancy of chief financial officer, resulting from our ex-chief financial officer’s departure in November 2014. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. We appointed a new chief financial officer experienced in U.S. GAAP and SEC reporting in April 2015 and this material weakness was remediated in 2015.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2015.

Attestation Report of the Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Certified Public Accountants LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2015, as stated in its report, which appears on page F-3 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As described above, we remediated a material weakness identified in the prior year through the appointment of a new chief financial officer experienced in U.S. GAAP and SEC reporting, which constituted a change in our internal control over financial reporting that occurred during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the fiscal year ended March 31, 2014	For the nine months ended December 31, 2014	For the fiscal year ended December 31, 2015
			RMB	US$
Audit fees(1)	4,689	5,508	4,583	708
Audit-related fees(2)	844	390	233	36
Tax fees(3)	297	104	329	51

(1)	“Audit fees” means the aggregate fees billed for professional services rendered in connection with the audit or review of our financial statements.

(2)	“Audit-related fees” represents aggregate fees billed for professional services rendered in connection with the assurance and related services.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered in connection with tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu Certified Public Accountants LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by our audit committee prior to the completion of the audit. Prior to our initial public offering, all initial public offering related accountant fees were approved by the Board.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On May 26, 2014, we announced another share repurchase program to repurchase up to an aggregate of $20 million of our issued and outstanding ADSs representing common shares from May 26, 2014 to May 25, 2015. In May 2015, our Board of Directors authorized the extension of this program to May 25, 2016. This share repurchase program complies with the conditions of Rule 10b-18 under the Exchange Act. We did not repurchase any ADSs under this program in 2015.

On April 25, 2016, we entered into a share purchase agreement to repurchase from our shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., an aggregate of 1,308,781 ADSs at a purchase price of US$2.00 per ADS and the transaction is expected to be closed within 20 business days after execution of the share purchase agreement. This share repurchase transaction is not part of our US$20 million share repurchase program announced in May 2014.

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

In particular, we have elected to follow “home country practice” with respect to the adoption of the 2016 Plan. In the opinion of Conyers Dill & Pearman, the adoption of the 2016 Plan without shareholder approval is not prohibited by Cayman Islands law. We are committed to a high standard of corporate governance. Accordingly, we endeavor to comply with most NASDAQ corporate governance practices and believe that we are currently in compliance with the NASDAQ corporate governance practices applicable to foreign private issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements for Sky-mobi Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

2.2	Registrant’s Specimen Certificate for Common Shares (incorporated by reference to Exhibit 4.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

2.3	Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated by reference to Exhibit 99.A of our registration statement on Form F-6 (File No. 333-170849) filed with the Commission on November 26, 2010)

4.1	Amendment No. 1 to Series A Preferred Share and Warrant Purchase Agreement and Amendment No. 2 to Shareholders Agreement, dated as of March 1, 2010, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.2	Shareholders Agreement, dated as of August 2, 2007, among Profit Star Limited, Sequoia Capital China II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.6 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.3	Amendment to Shareholders Agreement, dated as of September 5, 2008, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.7 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.4	Amended and Restated Warrant to Purchase Series A Preferred Shares, dated as of June 29, 2009, among Profit Star Limited, Sequoia Capital China II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Partners Fund II, L.P., Xplane Ltd., shareholders of Xplane Ltd. and certain other parties listed thereunder (incorporated by reference to Exhibit 4.9 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.5	2010 Share Incentive Plan (incorporated by reference to Exhibit 10.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.6	Form of Indemnification Agreement with the Registrant’s directors and/or officers (incorporated by reference to Exhibit 10.2 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.7	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.3 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.8	English translation of Form of Confidentiality Agreement with the Registrant’s certain senior executives (incorporated by reference to Exhibit 10.4 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

Exhibit Number	Description of Document

4.9	English translation of Form of Employment Agreement with the Registrant’s certain senior executives and its amendment (incorporated by reference to Exhibit 10.5 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.10	English translation of Form of Technical Support Service Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.11	English translation of Form of Strategy Consulting Service Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.12	English translation of Form of Intellectual Property License Agreement between the Registrant’s PRC subsidiary and each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.13	English translation of Purchase Option and Cooperation Agreement among the Registrant’s PRC subsidiary, each SPE and the shareholders of each SPE( incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.14	English translation of Form of Power of Attorney issued by the shareholders of each SPE( incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.15	English translation of Form of Equity Pledge Agreement among the Registrant’s PRC subsidiary, each SPE and the shareholders of each SPE (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-34988), initially filed with the Commission on July 30, 2014)

4.16	Form of Director Agreement with independent directors of the Registrant (incorporated by reference to Exhibit 10.33 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 19, 2010)

4.17*	2016 Share Incentive Plan

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-170707), as amended, initially filed with the Commission on November 26, 2010)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of DaHui Lawyers

15.2*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

15.3*	Consent of Conyers Dill and Pearman

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: April 29, 2016

SKY-MOBI LIMITED

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)

Reports of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Profit or Loss and Other Comprehensive Income for the Year Ended March 31, 2014, Nine-Month Period Ended December 31, 2014 and Year Ended December 31, 2015	F-4
Consolidated Statements of Financial Position as of March 31, 2014, December 31, 2014 and 2015	F-5
Consolidated Statements of Changes in Equity for the Year Ended March 31, 2014, Nine-month Period Ended December 31, 2014 and Year Ended December 31, 2015	F-6
Consolidated Statements of Cash Flows for the Year Ended March 31, 2014, Nine-Month Period Ended December 31, 2014 and Year Ended December 31, 2015	F-7
Notes to the Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the accompanying consolidated statements of financial position of Sky-mobi Limited and subsidiaries (the “Group”) as of March 31, 2014, December 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended March 31, 2014, nine-month period ended December 31, 2014 and year ended December 31, 2015. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sky-mobi Limited and subsidiaries as of March 31, 2014, December 31, 2014 and 2015, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended March 31, 2014, nine-month period ended December 31, 2014 and year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 29, 2016 expressed an unqualified opinion on the Group’s internal control over financial reporting.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of

Sky-mobi Limited

We have audited the internal control over financial reporting of Sky-mobi Limited and subsidiaries (the “Group”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit.

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

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Group and our report dated April 29, 2016 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the translation of Renminbi amounts into United States dollar amounts for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 29, 2016

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended	Nine Months Ended	Year Ended	Year Ended
		March 31	December 31	December 31	December 31
	NOTES	2014	2014	2015	2015
		RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Revenues	6	485,551	586,033	608,542	93,943
Cost of revenues from third parties		(339,982)	(437,919)	(478,754)	(73,907)
Cost of revenues from related parties		(24,453)	(26,519)	(6,588)	(1,017)

Gross profit		121,116	121,595	123,200	19,019
Research and development expenses		(38,644)	(25,943)	(37,887)	(5,849)
Sales and marketing expenses		(36,351)	(31,219)	(42,027)	(6,488)
General and administration expenses		(58,401)	(46,966)	(63,684)	(9,831)
Other income, net	7	5,772	1,481	9,553	1,475

(Loss)profit from operations		(6,508)	18,948	(10,845)	(1,674)
Other gains and losses	8	17,482	17,741	28,456	4,393
Impairment of investment in associates	19	(727)	(2,673)	(3,394)	(524)
Impairment of an available-for-sale investment		(800)	—	—	—
Share of results of associates	19	2,428	8,510	19,411	2,997
Gain(loss) on disposal of associates, net	20	—	57,351	16,116	2,488
Loss on disposal of a subsidiary	21	—	—	(542)	(84)

Profit before tax	9	11,875	99,877	49,202	7,596
Income tax expense	10	(7,218)	(1,156)	(5,699)	(880)
Profit and total comprehensive income for the year		4,657	98,721	43,503	6,716

Profit(loss) and total comprehensive income(expense) attributable to:
Owners of the Company		5,251	99,008	44,712	6,903
Non-controlling interests		(594)	(287)	(1,209)	(187)
		4,657	98,721	43,503	6,716

Earnings per share:
Basic	11	0.02	0.42	0.19	0.03
Diluted	11	0.02	0.42	0.19	0.03

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		March 31	December 31	December 31	December 31
	NOTES	2014	2014	2015	2015
		RMB’000	RMB’000	RMB’000	US’$000
					(Note 2)
ASSETS
Current assets
Cash and cash equivalents		79,057	204,967	337,952	52,171
Term deposits	13	295,804	282,383	150,000	23,156
Short-term investments	14	52,569	—	—	—
Investment at fair value through profit or loss ("FVTPL")	15	166,073	21,373	100,979	15,588
Trade and other receivables	17	95,499	234,962	111,956	17,282
Amounts due from related parties	25	160	5,524	4,304	664
		689,162	749,209	705,191	108,861
Assets classified as held for sale	19(d)	35,274	—	—	—
Total current assets		724,436	749,209	705,191	108,861
Non-current assets
Property and equipment	18	7,605	8,886	5,374	830
Interest in associates	19	41,339	105,486	89,378	13,798
Available-for-sale investments	16	6,250	9,228	35,709	5,513
Other non-current assets		4,055	2,512	1,273	197
Deferred tax assets	10	1,968	2,746	1,489	230
Total non-current assets		61,217	128,858	133,223	20,568
Total assets		785,653	878,067	838,414	129,429

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables (including trade and other payables of the consolidated SPEs without recourse to Sky-mobi Limited of RMB92,924,000, RMB221,488,000 and RMB159,134,000 as of March 31, 2014, December 31, 2014 and 2015, respectively)	22	153,474	232,747	161,397	24,916
Income tax liabilities (including income tax liabilities of the consolidated SPEs without recourse to Sky-mobi Limited of RMB10,699,000, RMB7,029,000 and RMB9,712,000 as of March 31, 2014, December 31, 2014 and 2015, respectively)		10,699	7,029	9,874	1,524
Amounts due to related parties (including amounts due to related parties of the consolidated SPEs without recourse to Sky-mobi Limited of RMB11,201,000, RMB26,968,000 and RMB4,742,000 as of March 31, 2014, December 31, 2014 and 2015, respectively)	25	11,201	26,968	4,742	732
Deferred revenue (including deferred revenue of the consolidated SPEs without recourse to Sky-mobi Limited of RMB6,350,000, RMB3,767,000 and RMB3,080,000 as of March 31, 2014, December 31, 2014 and 2015, respectively)		6,350	3,767	3,080	475
Total current liabilities		181,724	270,511	179,093	27,647
Total liabilities		181,724	270,511	179,093	27,647
Equity
Share capital (US$0.00005 par value, 937,857,200 shares authorized; 239,461,886, 222,266,678 and 225,845,686shares issued and outstanding as of March 31, 2014, December 31, 2014 and 2015, respectively)	23	86	81	82	13
Share premium		637,451	600,147	614,563	94,872
Reserves		154,326	151,902	148,617	22,943
Statutory reserve		1,000	1,000	1,000	154
Accumulated deficit		(192,644)	(149,653)	(104,941)	(16,200)
Treasury stock		(1)	—	—	—
Equity attributable to owners of the Company		600,218	603,477	659,321	101,782
Non-controlling interests		3,711	4,079	—	—
Total equity		603,929	607,556	659,321	101,782
Total equity and liabilities		785,653	878,067	838,414	129,429

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

							Total equity
							attributable to	Non-
	Share	Treasury	Share		Statutory	Accumulated	owners of	controlling
	capital	shares	premium	Reserves *	reserve	deficit	the Company	interests	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at March 31, 2013	89	(2)	625,651	171,718	1,000	(197,826)	600,630	488	601,118
Profit(loss) and total comprehensive income(expense) for the year	—	—	—	—	—	5,251	5,251	(594)	4,657
Share-based compensation	—	—	—	14,562	—	—	14,562	2,916	17,478
Derecognition of a subsidiary	—	—	—	—	—	—	—	(304)	(304)
Capital injection from non-controlling shareholder	—	—	—	—	—	—	—	1,205	1,205
Exercise of share options	2	—	37,590	(30,456)	—	—	7,136	—	7,136
Share issuance upon vesting of restricted shares	—	—	1,498	(1,498)	—	—	—	—	—
Repurchase of ordinary shares	—	(4)	(27,288)	—	—	(69)	(27,361)	—	(27,361)
Cancellation of repurchased shares	(5)	5	—	—	—	—	—	—	—
Balance at March 31, 2014	86	(1)	637,451	154,326	1,000	(192,644)	600,218	3,711	603,929
Profit(loss) and total comprehensive income(expense) for the year	—	—	—	—	—	99,008	99,008	(287)	98,721
Share-based compensation	—	—	—	4,038	—	—	4,038	—	4,038
Partial disposal of a subsidiary	—	—	—	317	—	—	317	655	972
Exercise of share options	—	—	5,653	(4,650)	—	—	1,003	—	1,003
Share issuance upon vesting of restricted shares	1	—	2,128	(2,129)	—	—	—	—	—
Issue new shares to settle bonus accrual**	—	—	335	—	—	—	335	—	335
Repurchase of ordinary shares	—	—	(2,358)	—	—	(2,120)	(4,478)	—	(4,478)
Repurchase of ordinary shares from Sequoia Capital***	—	(5)	(43,062)	—	—	(53,897)	(96,964)	—	(96,964)
Cancellation of repurchased shares	(6)	6	—	—	—	—	—	—	—
Balance at December 31, 2014	81	—	600,147	151,902	1,000	(149,653)	603,477	4,079	607,556
Profit(loss) and total comprehensive income(expense) for the year	—	—	—	—	—	44,712	44,712	(1,209)	43,503
Acquisition of non-controlling interest****	—	—	—	(2,019)	—	—	(2,019)	19	(2,000)
Disposal of a subsidiary (Note 21)				(317)			(317)	(2,889)	(3,206)
Share-based compensation	—	—	—	12,518	—	—	12,518	—	12,518
Exercise of share options	—	—	5,420	(4,470)	—	—	950	—	950
Share issuance upon vesting of restricted shares	1	—	8,996	(8,997)	—	—	—	—	—
Balance at December 31, 2015	82	—	614,563	148,617	1,000	(104,941)	659,321	—	659,321

*	Reserves include share-based compensation reserves and reserve from partial disposal of a subsidiary that do not result in the Group losing control. At the time when the share options are exercised, the amount previously recognised in reserves will be transferred to share premium.

**	During the nine-month period ended December 31, 2014, the Company settled a bonus due to a senior management individual through the issuance of an aggregate 70,288 shares.

***	During the nine-month period ended December 31, 2014, the Company repurchased an aggregate 16,000,000 common shares from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., of par value US$0.00005 per share at a purchase price of US$0.985 per share, for a total consideration of RMB96,964,000 (US$15,760,000). All the 16,000,000 repurchased shares were cancelled as of December 31, 2014.

****	During the year ended December 31, 2015, the group has purchased 15,000,000 shares of its subsidiary - Sky Technologies International Ltd. ("Sky Tech") from its non-controlling shareholders with a total consideration of RMB2,000,000.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended	Nine months Ended	Year Ended	Year Ended
		March 31	December 31	December 31	December 31
		2014	2014	2015	2015
	NOTES	RMB’000	RMB’000	RMB’000	US$’000
					(Note 2)
Operating activities
Profit before tax		11,875	99,877	49,202	7,596
Adjustments for:
Share of results of associates		(2,428)	(8,510)	(19,411)	(2,997)
Gain on disposal of associates		—	(57,351)	(16,116)	(2,488)
Net foreign exchange loss (gain)		2,061	629	(7,211)	(1,113)
Interest income		(15,913)	(15,080)	(19,397)	(2,994)
Loss on disposal of a subsidiary		—	—	542	84
Gain on disposal of property and equipment		(208)	(212)	(463)	(71)
Depreciation		8,654	3,631	3,474	536
Changes in fair value of investment at FVTPL		(1,073)	(3,778)	(2,107)	(325)
Income on short-term investment and loan receivable		(2,569)	(74)	—	—
Share-based compensation		17,478	4,038	12,518	1,932
Impairment of investment in an associate		727	2,673	3,394	524
Impairment of an available-for-sale investment		800	—	—	—
Bad debt (reversal) provision on trade receivables		(541)	67	3,265	504
(Increase)decrease in trade and other receivables		(5,617)	(128,832)	105,763	16,326
(Increase)decrease in amounts due from related parties		(148)	(1,364)	2,679	414
Increase(decrease) in trade and other payables		31,822	80,172	(61,153)	(9,440)
Increase(decrease) in amounts due to related parties		7,147	15,767	(22,226)	(3,431)
Decrease in deferred revenue		(2,712)	(2,583)	(687)	(106)
Cash generated from operations		49,355	(10,930)	32,066	4,951
Income tax paid		(1,509)	(5,604)	(1,597)	(247)
Net cash from (used in) operating activities		47,846	(16,534)	30,469	4,704

Investing activities
Interest income received		12,832	7,315	26,834	4,142
Net cash (outflow) inflow on disposal of subsidiaries		(304)	—	3,912	604
Purchase of term deposits		(330,804)	(432,383)	(265,505)	(40,987)
Redemption of term deposits		508,277	445,804	400,665	61,852
Purchases of property and equipment		(2,019)	(5,678)	(1,849)	(285)
Proceeds from disposal of property and equipment		672	413	1,236	191
Acquisition of a subsidiary	19(i)	—	—	(1,363)	(210)
Investments in associates (including down payment)		(50,216)	(64,475)	(1,479)	(229)
Withdraw of investment in associates		—	5,390	—	—
Proceeds of disposal of an associate		—	92,225	15,800	2,439
Dividend received from an associate		—	1,500	7,800	1,204
Investments in available-for-sale investment		—	(3,085)	(3,106)	(479)
Purchases of investment at FVTPL		(165,000)	(594,600)	(563,215)	(86,945)
Redemption of investments at FVTPL		—	743,078	480,103	74,115
Purchases of short-term investments		(50,000)	—	—	—
Redemption of short-term investments		—	50,000	—	—
Payment of loan receivable from related parties		—	(4,000)	—	—
Decrease(increase) in amounts due from related parties		511	—	—	—
Investment income received		—	2,643	—	—
Net cash (used in) from investing activities		(76,051)	244,147	99,833	15,412

Financing activities
Capital contribution from non-controlling shareholder		1,205	—	—	—
Acquisition of additional interest in a subsidiary from a non-controlling shareholder		—	—	(2,000)	(309)
Proceeds from partial disposal of subsidiaries		—	972	—	—
Payments and advance payments for share repurchase		(34,159)	(103,107)	—	—
Proceeds from exercise of share options		7,136	1,003	950	147
Net cash used in financing activities		(25,818)	(101,132)	(1,050)	(162)

Net increase in cash and cash equivalents		(54,023)	126,481	129,252	19,954
Cash and cash equivalents at beginning of year		135,025	79,057	204,967	31,640
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies		(1,945)	(571)	3,733	577
Cash and cash equivalents at end of year		79,057	204,967	337,952	52,171

Supplemental information of non-cash transaction:

Unsettled other payables for acquisitions of property and equipment		565,000	—	—	—
Increase in amount due from related party on disposal of a subsidiary		—	—	3,500	540
Increase in other receivables for partial disposal of an associate		—	—	2,000	309

SKY-MOBI LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

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

The Company holds its interests in its operating subsidiaries through Hangzhou Dianneng Technologies Co., Ltd. (“Dianneng”) (“PRC holding entity”), which was established in the PRC on December 24, 2009. The Company does not conduct any substantive operations of its own, but conducts its primary business operation through Hangzhou Sky Network Technologies Co., Ltd. (“Sky”), Hangzhou Mijia Technologies Co., Ltd. (“Mijia”), Hangzhou Feineng Technologies Co., Ltd. (“Feineng”), Hangzhou Miyi Technologies Co., Ltd. (“Miyi”), Hangzhou Najia Technologies Co., Ltd. (“Najia”), Hangzhou Tianchu Technologies Co., Ltd. (“Tianchu”), Nanjing Zunqi Network Information Technologies Co., Ltd. (“Zunqi”), Nanjing Geyuan Information Technologies Co., Ltd. (“Geyuan”), Hangzhou Dangyi Technologies Co., Ltd. (“Dangyi”), Shanghai Mugu Business Information Consulting Co., Ltd. (“Mugu”) and Hangzhou Fuyun Technologies Co.,Ltd. (“Fuyun) (collectively the “PRC Operational Entities”, or the “special purpose entities”), which are controlled by Dianneng through certain contractual arrangements as of December 31, 2015. These special purpose entities ("SPEs") hold the requisite licenses and permits necessary to conduct the telecommunication related business.

PRC laws and regulations restrict foreign ownership of telecommunication businesses. To comply with these foreign ownership restrictions, Pusida (Beijing) Technologies Co., Ltd. (“Pusida”) entered into certain exclusive agreements with the equity holders of Mijia and Sky on August 1, 2007 and then Pusida transferred these exclusive agreements with the equity holders of Mijia and Sky to Dianneng on July 1, 2010. In addition, Dianneng entered into certain exclusive agreements with the equity holders of Fanyi, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Dangyi, Mugu, Feidong, and Fuyun, on December 24, 2009, December 3, 2010, November 30, 2012, November 30, 2012, December 6, 2012, June 26, 2013, October 29, 2013, March 3, 2014, March 25, 2014, May 16, 2014 and December 2, 2014, respectively. Shenzhen Feidong Network Technologies Co., Ltd. ("Feidong") and Hangzhou Fanyi Technologies Co.,Ltd. ("Fanyi") became subsidiaries of Najia and Mijia on November 10, 2015 and December 17, 2015, respectively. The exclusive agreements, namely, Exclusive Business Cooperation or Services Agreements, Purchase Option Agreements, Equity Pledge Agreements and Power of Attorney Agreements, taken as a whole, provide the Company with the rights to receive substantially all of the economic benefits from each of the PRC Operational Entities. In addition, all the directors in each of the PRC Operational Entities shall be assigned by the Company. Accordingly, the Company is able to monitor, supervise and effectively control the PRC Operational Entities’ businesses, operations and financial policies so as to use its power to affect the amount of returns to the Company. In addition, through such agreements, the Company is able to acquire the equity interests in the PRC Operational Entities when permitted by PRC law.

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

Risks in relation to the SPE structure are disclosed in Note 4.

The Company has the following major subsidiaries and consolidated SPEs:

	Place and date	Portion of economic ownership interest and voting power held at
	of	March 31	December 31	December 31
Company name	establishment/ incorporation	2014	2014	2015	Principal activities

Subsidiaries:
Pusida	PRC August 1, 2007	100%	100%	100%	Provision of management consultancy and technical services. Inactive since July 1, 2010.
Dianneng	PRC December 24, 2009	100%	100%	100%	Provision of management consultancy and technical services
Profit Star Software (Hong Kong) Limited (“Profit Star HK”)	Hong Kong May 25, 2010	100%	100%	100%	Investment holding
Powerplay Technology Limited (“Powerplay”)	Hong Kong September 14, 2011	100%	100%	100%	Provision of mobile application services
Hangzhou Tiandian Investment Consulting Co., Ltd. (“Tiandian”)	PRC December 6, 2011	100%	100%	100%	Investment and consulting
Shanghai Texuan Information Technologies Co., Ltd. (“Texuan”)	PRC March 6, 2012	100%	100%	100%	Development of mobile application software
Consolidated SPEs:
Sky	PRC November 21, 2005	100%	100%	100%	Development of mobile application software and provision of mobile application services
Mijia	PRC January 12, 2007	100%	100%	100%	Provision of mobile application services
Fanyi	PRC December 24, 2009	100%	100%	Nil	Provision of mobile application services
Feineng	PRC December 3, 2010	100%	100%	100%	Provision of mobile application services
Miyi	PRC November 30, 2012	100%	100%	100%	Provision of mobile application services
Najia	PRC November 30, 2012	100%	100%	100%	Provision of mobile application services
Tianchu	PRC December 6, 2012	100%	100%	100%	Provision of mobile application services
Zunqi	PRC June 26, 2013	100%	100%	100%	Provision of mobile application services
Geyuan	PRC October 29, 2013	100%	100%	100%	Provision of mobile application services
Dangyi	PRC March 3, 2014	100%	100%	100%	Provision of mobile application services
Mugu	PRC March 25, 2014	100%	100%	100%	Provision of information consultancy and technical services
Feidong	PRC May 16, 2014	Nil	100%	Nil	Provision of mobile application services
Subsidiary of consolidated SPEs:
Hangzhou Mopin Technologies Co., Ltd.(“Mopin”) (Note 21)	PRC June 14, 2013	83.88%	79.88%	Nil	Provision of mobile application services
Hangzhou Shunwei Technologies Co.,Ltd. ("Shunwei")	PRC August 11, 2014	Nil	100%	100%	Provision of mobile application services
Beijing Shishilian Technologies Co.,Ltd. ("Shishilian")	PRC December 1, 2014	Nil	100%	100%	Provision of mobile application services
Fanyi	PRC December 24, 2009	Nil	Nil	100%	Provision of mobile application services
Feidong	PRC May 16, 2014	Nil	Nil	100%	Provision of mobile application services
Shanghai Mingyou Network Technologies Co.,Ltd.*	PRC March 17, 2015	Nil	Nil	100%	Development of mobile application software
Hangzhou Taiku Technologies Co., Ltd.*	PRC September 22, 2015	Nil	Nil	100%	Operation of mobile video services

*	The Group acquired these inactive companies during the year ended December 31, 2015 at the cost equal to the carrying amount. New business was commenced after the acquisition.

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

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value at the end of each reporting period as explained in the accounting policies set out below. Historical cost is generally based on the fair value of the consideration given in exchange of assets, goods or services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements determined on such basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

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

Change in Fiscal Year-End

In May 2014, the Board of Directors of the Company approved a change to the Company's fiscal year-end to December 31 from March 31, effective December 31, 2014 (the "Year-end change"). As a result, the Company has presented the nine month period ended December 31, 2014 as its transition period (the "2014 Transition period"), which impacts the comparability of the Company's results between the 2014 Transition period and the full years ended March 31, 2014 and December 31, 2015.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities, including SPEs, controlled by the Company and its subsidiaries. Control is achieved where the Company

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Changes in the Group's ownership interests in existing subsidiaries

Changes in the Group's ownership interests in existing subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group's interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognised directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognised in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognised in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IAS 39 Financial Instruments: Recognition and Measurement or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

Investments in associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, investments in associates are initially recognised in the consolidated statements of financial position at cost and adjusted thereafter to recognise the Group’s share of the profit or loss and other comprehensive income of the associate. When the Group’s share of the losses of an associate exceeds its interest in that associate, the Group discontinues recognizing its share of further losses. Additional losses are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognised as goodwill, which is included within the carrying amount of the investment. Any excess of the Group‘s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognised immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 39 are applied to determine whether it is necessary to recognise any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any reversal of impairment loss is recognised to the extent that the recoverable amount of the investment subsequently increases.

An equity method investor shall account for a share issuance by an investee as if the investor had sold a proportionate share of its investment. Any gain or loss to the investor resulting from an investee’s share issuance shall be recognized in earnings.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held for sale. When the Group retains an interest in the former associate and the retained interest is a financial assets, the Group measures the retained interest at fair value at the date and the fair value is regarded as its cost on initial recognition in accordance with IAS39. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of an interest in the associate is included in the determination of the gain or loss on disposal of the associate.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associates are recognised in the Group's consolidated financial statements only to the extent of the Group’s interest in the relevant associate that are not related to the Group.

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

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs of sell.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

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

For revenues from the sale of in-app virtual items, premium features and other contents from the Group’s application stores, the Group recognises revenue on a gross basis at the time when each purchase is successfully made and the collectability is reasonably assured. The Group acts as the primary obligor and recognises 1) the commissions retained by mobile service providers and mobile network operators and 2) content fees and service fees mentioned above as cost of revenues in the consolidated statements of profit or loss and other comprehensive income. As the virtual items are immediately consumed, revenue is recognised upon consumption.

In some instances, the Group acts as the agent of content providers to facilitate the payment collection of certain single player games, as the Group is not involved in the operation of the game whilst the content provider is the primary obligor in the arrangement. Therefore, the net proceeds after deducting the amounts shared by the content providers represent the amount of revenue to be recognised by the Group. As the Group has no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognised upon the purchase of in-game virtual items and premium features.

Multiplayer Game Revenue

The Group offers multiplayer games through its Maopao Community and other distribution channels. Users can charge up with their accounts through a number of payment options, including pre-paid phone cards, pre-paid game cards, bank debit cards and online payment solutions, to purchase virtual items and premium features in the multiplayer games. The Group collects payment through payment processing agents or service providers, who are entitled to a commission for processing customer prepayments. Customer accounts are charged up with cash credit and recorded as advance payment first, which may be consumed to purchase in-game virtual items and recorded into deferred revenue.

Multiplayer game revenues are derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognised following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to twelve months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users. The Group assesses these estimates on a regular basis to ensure the accuracy of the data.

In some instances, the Group acts as the agent of content providers to facilitate the payment collection of certain multiplayer games, as the Group is not involved in the operation of the game whilst the content provider is the primary obligor in the arrangement. Therefore, the net proceeds after deducting the amounts shared by the content providers represent the amount of revenue to be recognised by the Group. As the Group has no further obligations to the content providers upon the completion of the in-game purchase, revenue is recognised upon the purchase of in-game virtual items and premium features.

Other Revenue

The Group allows content providers, service providers and mobile network operators to sell their mobile applications and other contents to mobile users through Maopao Platform, for which the Group charges a commission based on a percentage of the revenue earned from those applications or number of active users. The Group records such revenue as other revenues upon receipt of monthly statements from the content providers, service providers and mobile network operators.

The Group also generates single-player game revenues from overseas countries through overseas mobile service providers in the same way disclosed above. The Group recognises such revenue upon receipt of acknowledgement of successful downloads from these mobile service providers.

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

The Group as lessee

Operating lease payments are recognised as expenses on a straight-line basis over the lease term.

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

Exchange differences arising from the settlement of monetary items, and the retranslation of monetary items are recognised in profit or loss in the period in which they arise.

Government grants

Government grants are not recognised until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Group recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets are recognised as deferred revenue in the consolidated statements of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Group with no future related costs are recognised in profit or loss in the period in which they become receivable.

Employee benefits

Payments to defined contribution retirement benefit plan are recognised as an expense when employees has rendered service entitle them to contributions. A liability for a termination benefit is recognised at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognises any restructuring costs. A liability is recognised for benefits accruing to employees in respect of wages, salaries and annual leave in the period the related service is rendered at the undiscounted amount of the benefits to be paid in exchange for the service.

Share-based payments

The fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a graded basis over the vesting period with a corresponding increase in equity.

The Group reviews its estimate of the number of share options that are expected to ultimately vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves.

At the time when the share options are exercised, the amount previously recognised in reserves will be transferred to share premium. When the share options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognised in reserve will be transferred to accumulated deficit.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statements of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Current and deferred tax are recognised in profit or loss.

Research and development expenses

Expenditure on research activities is recognised as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development, or from the development phase of an internal project, is recognised if all of the following have been demonstrated:

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

The amount initially recognised for an internally-generated intangible asset is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above.

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

The useful lives of the property and equipment are evaluated annually. An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset is included in profit or loss in the period in which the item is derecognised.

Impairment of tangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value, less costs of disposal, and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

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

Financial instruments

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, other than financial assets or financial liabilities at fair value through profit or loss, are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

The Group’s financial assets are classified into loans and receivables, financial assets at fair value through profit or loss (“FVTPL”) and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including cash and cash equivalents, term deposits, short-term investments, trade and other receivables (excluding prepayments) and amounts due from related parties, are carried at amortized cost using the effective interest method, less any identified impairment, unless the effect of discounting is not material, in which case they are carried at cost, less any identified impairment.

Financial Assets at FVTPL

Financial assets are classified as at FVTPL when the financial asset is (i) contingent consideration that may be paid by an acquirer as part of a business combination to which IFRS 3 applies, (ii) held for trading, or (iii) it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling it in the near term; or

•	on initial recognition it is part of portfolio of identified financial instruments that the Group manages together and has a recent actual pattern of short term profit-taking;or

•	it is a derivative that is not designated and effective as a hedging instrument

A financial asset may be designated as FVTPL upon initial recognition if:

•	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

•	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Group’s documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

•	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract (asset or liability) to be designated as FVTPL.

Financial assets at FVTPL are measured at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised in profit or loss incorporates any dividend or interest earned on the financial assets and is included in other gains and losses in the consolidated statements of profit or loss and other comprehensive income.

Available-for-sale financial assets(AFS financial assets)

AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Dividends on AFS equity instruments are recognised in profit or loss when the Group’s right to receive the dividends is established.

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

For financial assets carried at amortized cost, an impairment loss is recognised in profit or loss and is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised, the previously recognised impairment loss is reversed through profit or loss to the extent that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognised.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

Equity instrument

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognised at the proceeds received, net of direct issue costs. Repurchase of the Company's own equity instruments is recognised and deducted directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

Financial liabilities

Financial liabilities, including trade and other payables and amounts due to related parties, are subsequently measured at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial asset or liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition

Interest income and expense is recognised on an effective interest basis.

Derecognition

The Group derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

Financial liabilities are derecognised when the obligation is discharged, cancelled or expires. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

Translation into United States Dollars

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into U.S. dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.4778, on December 31, 2015, as set forth in the H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2014, or at any other rate.

3.	APPLICATION OF NEW INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

In the current year, the Group has applied a number of amendments to IFRS issued by IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2015.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Amendments to IFRSs	Annual Improvements to IFRSs 2010- 2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011- 2013 Cycle

The application of the amendments to IFRSs in the current year has had no material impact on the Group's financial performance and positions for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[1]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
Amendments to IAS 1	Disclosure Initiative[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[3]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IFRS 10,	Investment Entities: Applying the Consolidation
IFRS 12 and IAS 28	Exception[3]
Amendments to IAS 7	Disclosure Initiative[5]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[5]

[1]	Effective for annual periods beginning on or after 1 January 2018

[2]	Effective for annual periods beginning on or after 1 January 2019

[3]	Effective for annual periods beginning on or after 1 January 2016

[4]	Effective for annual periods beginning on or after a date to be determined

[5]	Effective for annual periods beginning on or after 1 January 2017

Except as disclosed below, the application of the new and amendments to IFRSs issued but not yet effective has had no material impact on the Group's financial performance and positions and/or the disclosures when they became effective.

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9 are described as follows:

• All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

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

• In relation to the impairment of financial assets, IFRS 9 requires an expected credit loss model, as opposed to an incurred credit loss model under IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition. In other words, it is no longer necessary for a credit event to have occurred before credit losses are recognised.

•The new general hedge accounting requirements retain the three types of hedge accounting mechanisms. However, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been overhauled and replaced with the principle of an 'economic relationship'. Retrospective assessment of hedge effectiveness is also no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced.

Based on the Group's financial assets and financial liabilities as of December 31, 2015, the directors anticipate that the adoption of IFRS 9 in the future will affect the classification and measurement of the Group's available-for-sale investments and is not likely to have significant impact on the amounts of the Group's other financial assets and financial liabilities. Regarding the Group's available-for-sale investments, it is not practicable to provide a reasonable estimate of that effect until a detailed review has been completed.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IFRS 15 was issued which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. IFRS 15 will supersede the current revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and the related Interpretations when it becomes effective.

The core principle of IFRS 15 is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Specifically, the Standard introduces a 5-step approach to revenue recognition:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction prices.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognise revenue when (or as) the entity satisfies a performance obligation.

Under IFRS 15, an entity recognises revenue when (or as) a performance obligation is satisfied, i.e. when ‘control’ of the goods or services underlying the particular performance obligation is transferred to the customer. Far more prescriptive guidance has been added in IFRS 15 to deal with specific scenarios. Furthermore, extensive disclosures are required by IFRS 15.

The directors of the Company anticipate that the application of IFRS 15 in the future may have a material impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

IFRS 16 Leases

IFRS 16, which upon the effective date will supersede IAS 17 Leases, introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Specifically, under IFRS 16, a lessee is required to recognise a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Accordingly, a lessee should recognise depreciation of the right-of-use asset and interest on the lease liability, and also classifies cash repayments of the lease liability into a principal portion and an interest portion and presents them in the statement of cash flows. Also, the right-of-use asset and the lease liability are initially measured on a present value basis. The measurement includes non-cancellable lease payments and also includes payments to be made in optional periods if the lessee is reasonably certain to exercise an option to extend the lease, or not to exercise an option to terminate the lease. This accounting treatment is significantly different from the lessee accounting for leases that are classified as operating leases under the predecessor standard, IAS 17.

In respect of the lessor accounting, IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and to account for those two types of leases differently.

The Directors of the Company will assess the impact of the application of IFRS 16. For the moment, it is not practicable to provide a reasonable estimate of the effect of the application of IFRS 16 until the Group performs a detailed review.

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

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying the entity's accounting policies

The following are the critical judgments that the directors have made in the process of applying the entity's accounting policies and that have the most significant effect in the amounts recognised in financial statements.

Contractual arrangements with SPEs

The Group considers that its contractual arrangements with Sky, Mijia, Feineng, Miyi, Najia, Tianchu, Zunqi, Geyuan, Dangyi, Mugu, and Fuyun are in compliance with PRC law and are legally enforceable. The shareholders of the consolidated SPEs are also shareholders or senior managements of the Group and therefore the Group considers that under most circumstances they have no current interest in seeking to act contrary to the contractual arrangements. However, the consolidated SPEs and their shareholders may fail to take certain actions required for the Group’s business or to follow the Group’s instructions despite their contractual obligations to do so. Furthermore, if the SPEs or their shareholders do not act in the best interests of the Group under the contractual arrangements and any dispute relating to these contractual arrangements remains unresolved, the Group will have to enforce its rights under these contractual arrangements through the operations of PRC law and courts and therefore will be subject to uncertainties in the PRC legal system. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements, which may make it difficult to exert effective control over the Group’s consolidated SPEs, and its ability to conduct the Group’s business may be adversely affected.

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

The following is the summarized financial information of the Group’s SPEs which was included in the Company’s consolidated financial statements:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Total current assets	463,224	655,241	658,066
Total assets	585,490	824,354	808,349

Total current liabilities	121,174	259,252	176,668
Total liabilities	121,174	259,252	176,668

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Revenues	444,709	569,272	587,889
Net income	5,198	93,991	49,438

Net cash from (used in) operating activities	50,690	(15,904)	27,351
Net cash (used in) from investing activities	(73,607)	116,461	(60,603)
Net cash (used in) from financing activities	(69)	972	—

There are no consolidated SPEs’ assets that are collateral for the SPEs’ obligations or are restricted solely to settle the SPEs’ obligations. The Company has not provided any financial support that it was not previously contractually required to provide to the SPEs.

The SPEs contributed an aggregate of 91.6%, 97.1% and 96.6% of the consolidated revenues for the year ended March 31, 2014, nine-month period ended December 31, 2014 and year ended December 31, 2015, respectively. The Company’s operations not conducted through contractual arrangements with the SPEs primarily consist of its overseas and promotion business. As of March 31, 2014 and as of December 31, 2014 and 2015, the SPEs accounted for an aggregate of 74.5%, 93.9% and 96.4%, respectively, of the consolidated total assets, and 66.7%, 95.8% and 98.6%, respectively, of the consolidated total liabilities. The assets not associated with the SPEs primarily consist of the cash and cash equivalents held by the offshore companies and PRC holding entities.

Key sources of estimation uncertainty

Following are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Multiplayer Game Revenues

Multiplayer game revenues are mainly derived from the purchase of in-game virtual items having an unlimited life. Such revenues are initially deferred and are subsequently recognised following the historical user retention pattern over the estimated consumption period of the durable virtual items, ranging from one to twelve months. The user retention pattern and consumption period are estimated based on the historical data and log-in patterns of paying users. Future paying user usage patterns and behavior may differ from the historical usage patterns and therefore the estimated average playing periods are assessed on a regular basis and may change in the future.

Recognition of deferred tax assets

As of March 31, 2014 and as of December 31, 2014 and 2015, the carrying amount of deferred tax assets of the Group are approximately RMB1,968,000, RMB2,746,000 and RMB1,489,000, respectively. No deferred tax asset has been recognised in respect of tax losses of RMB42,433,000, RMB32,910,000 and RMB46,625,000 as of March 31, 2014 and as of December 31, 2014 and 2015 due to the unpredictability of future profit streams. The recognition of deferred tax assets is based upon whether it is more probable that sufficient taxable profit will be available in the future, against which the reversal of temporary differences can be deducted. Recognition, therefore, involves estimation regarding the future financial performance of the particular legal entity or tax group in which the deferred tax asset has been recognised. In cases where the actual future profits generated are less or more than expected, a material reversal or recognition of deferred tax assets may arise, which would be recognised in profit or loss for the period in which such a reversal or recognition takes place.

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

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Financial assets
Amortized cost	515,719	714,959	598,816
Available-for-sale investments	6,250	9,228	35,709
Investment at FVTPL	166,073	21,373	100,979

Financial liabilities
Amortized cost	117,692	210,639	137,225

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances. The carrying amount of the US$ bank account balances was approximately RMB88,327,000 and RMB88,231,000 and RMB100,462,000 as of March 31, 2014, as of December 31, 2014 and 2015, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had strengthened or weakened by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB3,685,000, RMB4,205,000 and RMB4,570,000 as of March 31, 2014, as of December 31, 2014 and 2015, respectively, with a corresponding decrease or increase in net profit for the respective years. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in RMB, against the foreign currency, US$. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as of March 31, 2014 and as of December 31, 2014 and 2015 as the interest rates have limited impact in term deposit in recent years.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of trade and other receivables excluding prepayments, amounts due from related parties, cash and cash equivalents, short-term investments, term deposits, available-for-sale investments and investments at FVTPL of RMB688,042,000, RMB745,560,000 and RMB735,504,000 as of March 31, 2014 and as of December 31, 2014 and 2015, respectively.

Collection of the Group’s revenues is substantially done through mobile service providers with whom the Group has co-operative service agreements. The total carrying amount of trade receivables from mobile service providers was RMB22,302,000, RMB64,418,000 and RMB35,617,000, respectively, as of March 31, 2014 and as of December 31, 2014 and 2015. The Group also had RMB38,669,000, RMB132,336,000 and RMB45,623,000 trade receivables from mobile network operators as of March 31, 2014 and as of December 31, 2014 and 2015, respectively. In order to minimize the credit risk of trade receivables from mobile service providers and mobile network operators, the Group assesses the credit worthiness of the mobile service providers and mobile network operators prior to contracting with them. In addition, the Group selects mobile service providers based on their payment history and the assessment of their relationship with the mobile network operators which will impact the mobile service providers’ ability to pay. The Group further monitors the subsequent performance of the mobile service providers and mobile network operators in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile service providers and mobile network operators. As of March 31, 2014 and as of December 31, 2014 and 2015, ten mobile service providers or mobile network operators accounted for approximately RMB47,361,000, RMB161,837,000 and RMB49,900,000, or 78%, 85% and 61% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents, term deposits and short-term investments are held by large banks established in the PRC and Hong Kong Special Administrative Region. The Group's available-for-sale investments are mainly a limited partnership interest in a private equity fund and equity investment in profit-making entities, and the investment at FVTPL are managed by state owned fund companies. The Group does not expect any losses arising from non-performance of these financial institutions.

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

	On demand or less than 1 month	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000

March 31, 2014
Trade and other payables	106,491	106,491
Amounts due to related parties	11,201	11,201
	117,692	117,692
December 31, 2014
Trade and other payables	183,671	183,671
Amounts due to related parties	26,968	26,968
	210,639	210,639
December 31, 2015
Trade and other payables	132,483	132,483
Amounts due to related parties	4,742	4,742
	137,225	137,225

Fair value

(i) Fair value of the Group's financial assets that are measured at fair value on a recurring basis

Some of the Group's financial assets are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique and inputs used).

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000
Financial assets
Investment at FVTPL*	166,073	21,373	100,979

* Investment at FVTPL is in Level 2 of Fair value Hierarchy that is valued through discounted cash flow. Future cash flows are based on expected return and credit risks of investments underlying the monetary fund.

The carrying amounts of all financial assets (except for the AFS equity investments and investment at FVTPL) and financial liabilities as of March 31, 2014 and as of December 31, 2014 and 2015 respectively, are recorded at amortized cost, using the effective interest method unless the effect of discounting is not material, in which case, they are carried at cost. Such amounts approximate their fair value.

6.	REVENUES AND SEGMENT INFORMATION

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Single-player games	272,300	425,894	492,074
Multiple-player games	144,015	87,799	65,162
Other revenues	69,236	72,340	51,306
Total	485,551	586,033	608,542

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

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Indonesia and other countries. The following table sets forth revenues by geographic area:

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

PRC	466,778	580,893	605,908
Non-PRC	18,773	5,140	2,634
Total	485,551	586,033	608,542

Information about major customers

During the year ended March 31, 2014, the nine-month period ended December 31, 2014, and year ended December 31, 2015 there was no customer that individually accounted for over 10% of the Group’s total revenue.

7.	OTHER INCOME, NET

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Government grants (note)	4,030	1,547	5,096
Reimbursement from depository bank	1,922	—	2,181
Technology development income	—	—	1,792
Others	(180)	(66)	484
Total	5,772	1,481	9,553

Note:	Amount represents subsidiaries granted by PRC local government authorities to group --- for rewarding their performance in technology industry. Such grants were unconditional and had been approved by the PRC local government authorities.

8.	OTHER GAINS AND LOSSES

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Interest income	15,913	15,080	19,397
Income on short-term investments	2,569	74	—
Change in fair value of investment at FVTPL	1,073	3,778	2,107
Exchange gain (loss)	(2,061)	(629)	7,211
Others	(12)	(562)	(259)
Total	17,482	17,741	28,456

9.	PROFIT BEFORE TAX

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Profit before tax has been arrived at after charging (crediting):
Staff salary and other benefits	74,147	55,505	77,209
Retirement benefit scheme contributions	1,668	1,556	1,770
Share-based compensation (Note 24)	17,478	4,038	12,518
Total staff costs	93,293	61,099	91,497
Depreciation of property and equipment	8,654	3,631	3,474
Gain on disposal of property and equipment	(208)	(212)	(463)
Minimum lease payment under operating lease
rentals in respect of rented premises	9,273	7,200	8,756
Minimum lease payment under operating lease
rentals in respect of rented servers	9,904	7,582	10,178
Bad debt (reversal)provision	(541)	67	3,265

10.	INCOME TAX

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to Cayman Islands' income tax.

PRC

An uniform 25% enterprise income tax("EIT") rate is applied to both foreign invested and domestic enterprises in China.

In 2013, Sky obtained the “key software development enterprise” (KSDE”) status under the EIT Law. The KSDE status allows qualifying China-based enterprises to use a 10% tax rate for two calendar years 2013 and 2014. In 2014, Sky renewed the status of its “high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2014 to 2016;

In 2009, Mijia was granted the status of Software Enterprise under the PRC tax laws that entitled it to a preferential EIT rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mijia was 2010. As a result, Mijia’s EIT rates are 12.5% for calendar year 2012, 2013 and 2014, respectively. In 2015, Mijia renewed the status of its”high and new technology enterprise”, entitling it to a preferential EIT tax rate of 15% from 2015 to 2017.

In 2013, Miyi and Najia were granted the status of Software Enterprise under the PRC tax laws, respectively, that entitled them to a preferential EIT rate of two-year EIT exemption from their first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of their applicable EIT rate for the succeeding three years. The first profit-making year of Miyi and Najia was 2013. As a result, Mijia and Najia’s EIT rates are 0% for calendar year 2013 and 2014, respectively. Miyi and Najia benefit from a reduced EIT rate from 2015 to 2017. The reduced applicable EIT rate for Miyi and Najia from 2015 to 2017 is 12.5%.

In 2014, Mopin was granted the status of Software Enterprise under the PRC tax laws, that entitled it to a preferential EIT rate of two-year EIT exemption from their first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of their applicable EIT rate for the succeeding three years. The Group disposed all its of equity interest in Mopin in August 2015.

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000
Current tax expense:
PRC EIT	7,421	1,934	4,442
Deferred tax	(203)	(778)	1,257
Total	7,218	1,156	5,699

The tax expense can be reconciled to the profit per the consolidated statements of profit or loss and other comprehensive income as follows:

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Profit before tax	11,875	99,877	49,202

Income tax expense at PRC tax rate of 25% (i)	2,969	24,969	12,301
Tax effect of:
Non-deductible share-based compensation	4,370	1,010	3,130
Shares of results of associates	(607)	(2,127)	(4,853)
Non-taxable income	—	—	(4,029)
Non-deductible expenses	916	1,291	2,720
Tax incentives relating to research and development expenditures	(4,888)	(4,618)	(4,356)
Tax exemption and concession to PRC subsidiaries	(2,608)	(17,513)	(1,548)
Deferred tax assets not recognised from deductible temporary differences	374	525	220
Utilization of tax loss not recognised previously and unused tax loss not recognised	1,442	(2,381)	2,114
Inter-group transfer of an associate (ii)	5,250	—	—
Tax expense for the year	7,218	1,156	5,699

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

(ii)	Due to the Group's change of investment strategy, an equity investment was transferred from Sky Investment with 25% EIT rate to Miyi with 0% EIT tax rate during year ended March 31, 2014. Income tax of RMB5,250,000 calculated based on the transferred price was accrued and paid to the relevant tax bureau in April, 2014 accordingly.

Without tax exemption and tax concession, PRC enterprise income taxes would have increased and basic and diluted earnings per share would have decreased by the following amounts:

	Year Ended		Nine months Ended		Year Ended
	March 31		December 31		December 31
	2014		2014		2015
	RMB’000		RMB’000		RMB’000

Increase in PRC income tax		2,608		17,513		1,548
Decrease in deferred tax		(93)		(310)		(765)
Decrease in basic and diluted earnings per share	RMB	0.01	RMB	0.07	RMB	0.00

As of March 31, 2014, as of December 31, 2014 and 2015, the Group has unused tax losses of RMB42,433,000, RMB32,910,000 and RMB46,625,000 available for offset against future profits that may be carried forward in following four years. No deferred tax asset has been recognised in respect of the tax losses due to the unpredictability of future profit streams.

The following table reflects the movements in deferred tax assets:

	Accrued Expenses	Tax losses	Total
	RMB’000	RMB’000	RMB’000

Balance at April 1, 2013	1,765	—	1,765
Credit to profit or loss during the year	203	—	203
Balance at March 31, 2014	1,968	—	1,968
Credit to profit or loss during the nine-month period	517	261	778
Balance at December 31, 2014	2,485	261	2,746
Charge to profit or loss during the year	(996)	(261)	(1,257)
Balance at December 31, 2015	1,489	—	1,489

The Group declared dividends in March 2010 and May 2010, however, the Group has no plans to declare dividends in the foreseeable future. There were undistributed earnings of the subsidiaries and consolidated SPEs of approximately RMB267,622,000, RMB355,632,000 and RMB350,619,000 as of March 31, 2014 and December 31, 2014 and 2015, respectively. As of March 31, 2014 and December 31, 2014 and 2015, deferred tax liability has not been provided on the remaining undistributed earnings as the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

11.	EARNINGS PER SHARE

Holders of the Group’s Restricted Shares (Note 24) are entitled to participate in dividends on an equal basis with holders of the Group’s unrestricted common shares. As such dividends are not subject to restriction as to use and are adjusted in the calculation of basic earnings per share as follows:

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
Profit for the year attributable to the owners of the Company (RMB’000) (RMB’000)	5,251	99,008	44,712
Less: amount allocated to restricted shares (RMB’000)	(54)	(1,675)	(1,490)
Profit for the year for the purpose of basic and diluted earnings earnings per share(RMB’000)	5,197	97,333	43,222
Weighted average common shares outstanding - basic	244,460,993	231,609,428	224,061,489
Share options	1,068,460	1,067,909	382,262
Weighted average common shares outstanding - diluted	245,529,453	232,677,337	224,443,751
Basic earnings per share	0.02	0.42	0.19
Diluted earnings per share	0.02	0.42	0.19

12.	DIVIDENDS

The Company did not pay or declare any dividends on ordinary shares in the year ended March 31, 2014, the nine-month period ended December 31, 2014, or the year ended December 31, 2015.

13.	TERM DEPOSITS

Term deposits had an average interest rate of 3.84%, 3.48% and 3.19% per annum in the year ended March 31, 2014, the nine-month period ended December 31, 2014 and the year ended December 31, 2015, respectively.

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

The fair value of the monetary fund varies depending on the interest rates and credit risks of the underlying investments. For year ended March 31, 2014, nine-month ended December 31, 2014 and year ended December 31, 2015, the Group purchased the monetary fund of RMB165,000,000, RMB594,600,000 and RMB563,215,000, respectively, and the Group sold Nil, RMB743,078, and RMB480,103,000 of monetary fund, respectively.

Gains from investment in monetary fund recognised in the consolidated statement of profit or loss for the year ended March 31, 2014, nine-month ended December 31, 2014 and year ended December 31, 2015 were RMB1,073,000, RMB3,778,000 and RMB2,107,000, respectively. The investment was classified as financial assets at FVTPL upon initial recognition.

16.	AVAILABLE-FOR-SALE INVESTMENTS

	Investment held by the Group			Portion of ownership interest held by the Group
	At March 31,	At December 31,	At December 31,	At March 31,	At December 31,	At December 31,
	2014	2014	2015	2014	2014	2015
	RMB’000	RMB’000	RMB’000%		%	%
Beijing SFW Technology Co., Ltd.(Beijing SFW”)(a)	100	N/A	N/A	1	N/A	N/A
An Unlisted Company(b)	N/A	50	50	N/A	0.83	0.83
A Limited partnership of Venture Capital(c)	6,150	9,178	12,987	2.05	3.07	4.09
Shanghai Mihoyo Network Technology Co., Ltd.(“Mihoyo”)(d) (Note 19(c) )	N/A	N/A	18,472	N/A	N/A	15.00
Guangzhou Eyesblack Network Technologies Co.,Ltd. (“Eyesblack”)(e) (Note 19(q) and note 20)	N/A	N/A	4,200	N/A	N/A	7.00
Total	6,250	9,228	35,709

(a)	During the nine-month period ended December 31, 2014, the Group further invested RMB6,000,000 and obtained additional 9.09% equity interest in Beijing SFW. After that, the Group held 10% equity interest in Beijing SFW and can exercise significant influence over the financial and operational policies of Beijing SFW, therefore, Beijing SFW is considered as an associate and accounted for using the equity method after the investment.

(b)	During the nine-month period ended December 31, 2014, the Group purchased 0.83% equity interest (RMB50,000) of an unlisted company, established in the PRC. This investment is recorded in the Group's available-for-sale investment.

(c)	The Group invested US$2 million into a limited partnership of Venture Capital, with four batches of payment were made in October 2012, December 2012, May 2014 and Jan 2015, respectively.

(d)	On September 1, 2015, the Group lost significant influence over Mihoyo’s financial and operational policies after its re-organization and the balance of RMB18,472,000 was classified from interest in associate to available-for-sale investment.

(e)	In November 2015, one of the major shareholder of Eyesblack purchased 10% of share equity back from the Group for cash consideration of RMB6,000,000. The remaining 7% balance was recorded at cost of RMB4,200,000 in available for sale investment since there was no board seat from the Group and the Group lost significant influence over Eyesblack after this transaction.

The above available-for-sale investments are measured at cost less impairment at the end of the reporting period because the directors of the Company are of the opinion that their fair values cannot be measured reliably.

There was no impairment of available-for-sale investments made by the Group.

17.	TRADE AND OTHER RECEIVABLES

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Trade receivables	60,971	189,770	81,240
Deposits and other receivables	23,779	29,804	24,047
Prepayments	10,749	15,388	6,669
Total	95,499	234,962	111,956

The Group normally grants credit for an average period of 90 days to its mobile service providers and mobile network operators.

Aging of trade receivables which are not past due nor impaired:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Within 90 days	58,677	175,826	72,328

The group has not recognised an allowance for receivables not past due because all amounts are considered recoverable.

Aging of trade receivables which are past due but not impaired:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Over 90 days	2,294	13,944	8,912

The Group has not recognised an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances. The Group wrote off RMB Nil, 67,000 and RMB3,265,000 trade and other receivables during the year ended March 31, 2014, during the nine-month period ended December 31, 2014 and during the year ended December 31, 2015, respectively, due to mobile network operators unilaterally terminating services provided by certain mobile service providers. The Group does not believe in foreseeable future, such termination of services provided by mobile service providers would occur.

18.	PROPERTY AND EQUIPMENT

	Electronic equipment	Furniture	Office equipment	Leasehold improvements	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At April 1, 2013	66,793	1,887	802	4,546	876	74,904
Additions	1,351	18	39	145	—	1,553
Disposals	(1,099)	—	(10)	(419)	—	(1,528)
At March 31, 2014	67,045	1,905	831	4,272	876	74,929
Additions	4,076	51	64	713	209	5,113
Disposals	(2,316)	(31)	(33)	(113)	—	(2,493)
At December 31, 2014	68,805	1,925	862	4,872	1,085	77,549
Additions	1,645	20	95	89	—	1,849
Disposals	(7,536)	(341)	(33)	(682)	(535)	(9,127)
Derecognised on disposal of a subsidiary	(1,446)	(5)	(42)	—	(209)	(1,702)
At December 31, 2015	61,468	1,599	882	4,279	341	68,569

Depreciation:
At April 1, 2013	(53,032)	(1,070)	(634)	(4,409)	(589)	(59,734)
Charge for the year	(7,883)	(366)	(72)	(171)	(162)	(8,654)
Eliminated on disposals	637	—	8	419	—	1,064
At March 31, 2014	(60,278)	(1,436)	(698)	(4,161)	(751)	(67,324)
Charge for the year	(3,145)	(273)	(48)	(41)	(124)	(3,631)
Eliminated on disposals	2,251	6	32	3	—	2,292
At December 31, 2014	(61,172)	(1,703)	(714)	(4,199)	(875)	(68,663)
Charge for the year	(3,015)	(165)	(108)	(134)	(53)	(3,475)
Eliminated on disposals	7,380	307	30	102	535	8,354
Eliminated on disposal of a subsidiary	518	—	19	—	52	589
At December 31, 2015	(56,289)	(1,561)	(773)	(4,231)	(341)	(63,195)

Carrying values
At March 31, 2014	6,767	469	133	111	125	7,605
At December 31, 2014	7,633	222	148	673	210	8,886
At December 31, 2015	5,179	38	109	48	—	5,374

19.	INTEREST IN ASSOCIATES

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Cumulative cost of investments in associates	61,211	121,021	96,696
Cumulative share of results of associates, net of dividends received	(12,018)	(5,008)	6,603
Impairment of investment in associates (note)	(7,854)	(10,527)	(13,921)

	41,339	105,486	89,378

(note)	The Group recognised impairment of RMB727,000 in respect of its investment in Beijing Dream Sky Technology Co., Ltd. ("Dream Sky") during the year ended March 31, 2014, impairment of RMB765,000 in respect of its investment in Shanghai Mingyou Network Technologies Co.,Ltd. (“Mingyou”) , impairment of RMB1,908,000 in respect of its investment in Beijing Brtech Co., Ltd. ("Brtech") during the nine-month period ended December 31, 2014 and impairment of RMB2,222,000 in respect of its investment in Hangzhou Lonshin E-Commerce Co., Ltd.(" Lonshin”), impairment of RMB776,000 in respect of its investment in Shanghai Halfmeters Network Technologies Co., Ltd. ("Halfmeters”), impairment of RMB396,000 in respect of its investment in Shanghai Vtime Information Technologies Co., Ltd ("Vtime”) during the year ended December 31, 2015, respectively, due to the poor business performance and negative discounted cash flow forecast of these investees.

The investments in Dream Sky, Mingyou, Brtech, Lonshin, Halfmeters and Vtime have then been fully impaired.

The Group utilized the income approach valuation method to compute the recoverable amount of its reporting units. The key assumptions such as discount rate and cashflow forecasts used in the income approach, which requires significant management judgment on business forecast.

Particulars of the Group’s investments in associates are as follows:

	Issued and paid up capital	Portion of register capital held by the Group
		March 31	December 31	December 31	Principal activities
Name of associates	RMB	2014	2014	2015
		%	%	%
Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	500,000	37%	37%	37%	Mobile application and content provider
Hangzhou Sibi Technologies Co., Ltd.	300,000	33.3%	33.3%	33.3%	Mobile application and content provider
Hangzhou Guanzhun Technologies Co., Ltd.	15,000,000	45%	45%	45%	Development of mobile application software
Shenzhen Heisha Technologies Co., Ltd. (a)	11,445,878	31%	0%	0%	Provision of mobile application service
Brtech (b)	1,176,500	15%	15%	15%	Development of mobile application software
Mihoyo (c)	30,000,000	15%	15%	N/A	Development of mobile application software
Shanghai Fangcun Information Technology Co., Ltd. (d)	10,000,000	37.9%	0%	0%	Development of mobile application software
Hangzhou DigiMobi Technology Co., Ltd. (e)	117,647	15%	15%	15%	Development of mobile application software
Shanghai Gameba Co., Ltd. (f)	375,000	20%	20%	0%	Development of mobile application software
Hangzhou Mr. Glee Tech. Co., Ltd. (g)	1,430,600	10%	12%	12%	Development of mobile application software
Dream Sky (h)	125,000	20%	20%	20%	Development of mobile application software
Hangzhou Taiku Technologies Co., Ltd. (i)	8,500,000	65%	65%	N/A	Operation of mobile video services
Hangzhou Breaking Dawn Network Technologies Co. Ltd. (j)	2,300,000	70%	70%	70%	Operation of mobile leisure games
Hangzhou Quyuan Technologies Co., Ltd. (k)	1,000,000	20%	20%	23.5%	Development of mobile application software
Lonshin (l)	1,111,111	10%	10%	10%	Operation of car service platform
Mingyou (m)	1,250,000	13.3%	13.3%	N/A	Development of mobile application software
Hangzhou Qianlong Technologies Co., Ltd. (n)	10,000,000	40%	40%	40%	Development of mobile application software
Vtime (o)	166,668	12.5%	10%	10%	Operation of mobile game advertising platform
Halfmeters (p)	149,963	12.5%	13.9%	12.4%	Development of mobile application software
Eyesblack (q)	159,320	20%	20%	N/A	Development of mobile application software
Hangzhou Joyreach Technologies Co., Ltd. (r)	18,181,818	12%	10.1%	5.6%	Operation and Development of mobile application software
Beijing SFW (s)	11,000,000	1%	10%	6.1%	Operating and Development of online game and social platforms
Hangzhou Funyou Network Technology Co., Ltd. (t)	1,000,000	0%	24.1%	0%	Operation and Development of mobile application software
Shanghai Leyi Investment Center (u)	100,000,000	0%	66.5%	49.9%	Investment of new Technology, Media & Telecom company
Beijing Jamo Games Technologies Co.,Ltd. (v)	10,000,000	0%	20%	20%	Operation and Development of mobile application software
Shanghai Tongyu Network Technology Co., Ltd. (w)	3,000,000	0%	20%	0%	Operation and Development of mobile application software

All of the above associates are accounted for using the equity method in the consolidated financial statements.

The financial year end date of all of the above associates is December 31. This was the reporting date as required by the Company Law of PRC. For the purposes of applying the equity method of accounting, the financial statements of the above associates for the year ended December 31, 2013, 2014 have been used, and appropriate adjustments have been made for the effects of significant transactions between those dates and March 31, 2014 and December 31, 2014.

(a)	The Group held 65% interest of Shenzhen Heisha Technologies Co., Ltd. (“Heisha”) and consolidated it before April 2011. In April 2011, the Group partially disposed its interests in Heisha and retained 31% equity interest, the fair value of the entire 31% interest of Heisha was approximately RMB1,600,000. The Group disposed the entire 31% interest in Heisha for RMB1,000,000 during the nine-month period ended December 31, 2014.

(b)	In April 2012, the Group acquired 15% of the equity interest in Brtech for a cash consideration of RMB2,200,000. One out of three directors of Brtech is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Brtech, therefore, Brtech is considered as an associate. The Group recognised full impairment in September 2014 in regards of the investment in Brtech due to its poor operating performance and negative discounted cash flow.

(c)	In June 2012, the Group acquired 15% of the equity interest in Mihoyo for a cash consideration of RMB1,000,000. One out of three directors of Mihoyo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mihoyo, therefore, Mihoyo was considered as an associate. Mihoyo was restructured to a joint stock company from September 1, 2015 for its domestic listing purpose. After this re-organization, the Group lost significant influence over Mihoyo’s financial and operational policies. This investment was classified as available-for-sales based on the carrying value of the investment since then.

(d)	In July 2012, the Group acquired 12% of the equity interest in Shanghai Fangcun Information Technology Co., Ltd. (“Fangcun”) for a cash consideration of RMB2,500,000. In March 2013, the Group further invested RMB2,500,000 and obtained 8% equity interest in Fangcun. In July 2013, the Group further acquired 17.9% of the equity interest in Fangcun for a cash consideration of RMB25,000,000. After that, the Group held 37.9% equity interest in Fangcun.

One out of three directors is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Fangcun, therefore, Fangcun is considered as an associate.

In late 2013, the Group and other shareholders of Fangcun signed the share transfer agreement with Guangdong Alpha Animation & Culture Co., Ltd. ("Alpha") and planned to sell 100% shares of Fangcun to Alpha at the consideration of approximately RMB250,000,000. The deal was approved by China Securities Regulatory Commission ("CSRC") in February 2014, investment in Fangcun was reclassified as asset held-for-sale after that. This transaction was completed in May 2014 and all the cash consideration of RMB91,625,000 was received (Note 20).

(e)	In July 2012, the Group acquired 15% of the equity interest in DigiMobi for a cash consideration of RMB1,500,000. One out of three directors of DigiMobi is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of DigiMobi, therefore, DigiMobi is considered as an associate.

(f)	In October 2012, the Group acquired 15% of the equity interest in Shanghai Gameba Co., Ltd. (“Gameba”) for a cash consideration of RMB1,125,000. One out of three directors of Gameba is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Gameba, therefore, Gameba is considered as an associate. In December 2013, the Group acquired 5% of the equity interest in Gameba from another investor for a cash consideration of RMB407,500. After that, the Group held 20% of the equity interest in Gameba. In August 2015, the Group disposed all its equity interest in Gameba for a consideration of RMB7, 000,000, which has all been collected in the third quarter of 2015.

(g)	In October 2012, the Group acquired 10% of the equity interest in Hangzhou Mr. Glee Tech. Co., Ltd. (“Mr. Glee”) for a cash consideration of RMB5,000,000. One out of three directors of Mr. Glee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mr. Glee, therefore, Mr. Glee is considered as an associate. In April 2014, the Group acquired 2% equity interest of Mr. Glee for a cash consideration of RMB1,000,000. After that, the Group held 12% of equity interest in Mr. Glee.

(h)	In November 2012, the Group acquired 20% of the equity interest in Dream Sky for a cash consideration of RMB1, 000,000. One out of three directors of Dream Sky is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Dream Sky, therefore, Dream Sky is considered as an associate.

(i)	In January 2013, the Group, together with another two independent individuals, established Hangzhou Taiku Technologies Co., Ltd. (“Taiku”). The Group invested RMB5,525,000 and obtained a 65% equity interest in Taiku. Only one out of three directors of Taiku is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Taiku. Therefore, Taiku was considered as an associate. In August 2015, the Group purchased the remaining 35% interest in Taiku at the price close to its carrying amount to use this company’s qualification of operating telecommunication value-added. The net cash outflow for the acquisition of Taiku amounted to approximately RMB1,363,000.

(j)	In January 2013, the Group, together with another two independent individuals, established Hangzhou Breaking Dawn Network Technologies Co. Ltd. (“Breaking Dawn”). The Group invested RMB1,610,000 and obtained a 70% equity interest in Breaking Dawn. Only one out of three directors of Breaking Dawn is appointed by the Group, while a valid board resolution requires half of the total votes. The Group does not have the power to control or jointly control the financial and operational policies of Breaking Dawn. Therefore, Breaking Dawn is considered as an associate. In September 2013, the Group further invested RMB5,390,000 while the other shareholders increased their investment proportionately. In April 2014, the Group withdrew RMB5,390,000 while the other shareholders decreased their investment proportionately.

(k)	In April 2013, the Group acquired 20% of the equity interest in Hangzhou Quyuan Technologies Co., Ltd. (“Quyuan”) for a cash consideration of RMB3,000,000. One out of three directors of Quyuan is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Quyuan, therefore, Quyuan is considered as an associate. In November, 2015, the Group further purchased 3.5% of interest from another shareholder of Quyuan.

(l)	In June 2013, the Group acquired 10% of the equity interest in Lonshin for a cash consideration of RMB2,500,000. One out of three directors of Lonshin is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Lonshin, therefore, Lonshin is considered as an associate.

(m)	In August 2013, the Group acquired 13.3% of the equity interest in Mingyou for a cash consideration of RMB1,000,000. One out of three directors of Mingyou is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Mingyou, therefore, Mingyou is considered as an associate. In April 2015, the Group acquired the remaining 86.7% of the equity interest in Mingyou at the price close to its carrying amount to use this inactive company’s qualification of operating telecommunication value-added services. Then Mingyou became a subsidiary of the Group after this transaction.

(n)	In July 2013, the Group acquired 40% of the equity interest in Hangzhou Qianlong Technologies Co., Ltd. (“Qianlong”) for a cash consideration of RMB2,600,000. In September 2013, the Group further invested RMB1,400,000 while the other shareholders increased their investment proportionately. One out of three directors of Qianlong is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Qianlong, therefore, Qianlong is considered as an associate.

(o)	In October 2013, the Group acquired 12.5% of the equity interest in Vtime for a cash consideration of RMB750,000. One out of three directors of Vtime is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Vtime, therefore, Vtime is considered as an associate. Two new shareholders invested in Vtime in June 2014 and the paid-in capital increased accordingly to RMB166,668. After that, the Group held 10% equity interest in Vtime.

(p)	In October 2013, the Group acquired 12.5% of the equity interest in Halfmeters for a cash consideration of RMB700,000. One out of three directors of Halfmeters is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Halfmeters, therefore, Halfmeters is considered as an associate. In June 2014, one shareholder of Halfmeters voluntarily resigned and according to the investment agreement, his shares were transferred to the remaining shareholders unconditionally, which led to the Group's ownership increasing from 12.5% to 13.9%. In February 2015, new investors joined in which led to the decrease of the Group’s equity interest in Halfmeter from 13.9% to 12.353%. There was no change to board seat.

(q)	In January 2014, the Group acquired 20% of the equity interest in Eyesblack for a cash consideration of RMB1,500,000. One out of three directors of Eyesblack is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Eyesblack, therefore, Eyesblack is considered as an associate. In October, 2014, a new independent investor, has invested capitals into Heitong, which led to the Group's stock being diluted from 20% to 17%. In November 2015, one of the major shareholders purchased back 10% of equity interest in Eyesblack for RMB6 million from the Group, which resulted the Group lost the board seat in Eyesblack. Therefore, the Group cannot exercise significant influence over the financial and operating policies of Eyesblack, and the investment in Eyesblack is recorded in available-for-sales investment since then. There are still RMB2,000,000 out of the RMB6,000,000 that has not been collected by the end of 2015.

(r)	In March 2014, the Group acquired 12% of the equity interest in Hangzhou Joyreach Technologies Co., Ltd. (“Joyreach”) for a cash consideration of RMB8,295,000. One out of four directors of Joyreach is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Joyreach, therefore, Joyreach is considered as an associate. Another shareholder invested in Joyreach in May 2015.After that, the group held 10.1% equity interest in Joyreach. In August 2015, a new independent investor invested in a consideration of RMB8,180,000 cash and an entity with fair value of RMB65 million into Joyreach, to exchange for 45% shares of Joyreach. After this deal, the Group’s equity interest was diluted to 5.6% and still can exercise significant influence over Joyreach.

In November 2015, the Group and other shareholders of Joyreach signed a share transfer agreement with a third party, Meisheng Culture Co., Ltd. ("Meisheng”) to sell 100% shares of Joyreach to Meisheng at the consideration of RMB930,312,000. The deal was approved by China Securities Regulatory Commission ("CSRC”) in March 2016 and the transaction is expected to be closed in the second quarter of 2016.

(s)	In June 2014, the Group further invested RMB6,000,000 and obtained 9.09% of the equity interest in Beijing SFW, after that, the Group held 10% of the equity interest in Beijing SFW. One out of five directors of Beijing SFW is appointed by the Group and the Group can exercise significant influence over financial and operational policies of Beijing SFW, therefore, Beijing SFW is considered as an associate. In November, 2015, Beijing SFW was invested by new investors and the shares of the Group in it was diluted to 6.06%. However, the Group still can exercise significant influence over Beijing SFW.

(t)	In May 2014, the Group acquired 24.1% of the equity interest in Hangzhou Funyou Network Technologies Co., Ltd. (“Funyou”) for a cash consideration of RMB2,800,000. One out of three directors of Funyou is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Funyou, therefore, Funyou is considered as an associate. In August 2015, the Group disposed all equity interest in Funyou for a consideration of RMB2,800,000.

(u)	In May 2014, the Group acquired 66.5% of the equity interest in Shanghai Leyi Investment Center ("Leyi") for a cash consideration of RMB49,900,000. Leyi is an investment fund targeting PRC early stage companies in high technology industry or with new business models. The Group is a limited partner. One out of four member of investment decision committee is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Leyi, and therefore, Leyi is considered as an associate. In August 2015, another investment management company invested RMB25,000,000 in Leyi, which diluted the Group’s equity interest from 66.5% to 49.9%.

(v)	In August 2014, the Group acquired 20% of the equity interest in Beijing Jamo Games Technologies Co., Ltd. (“Jamo”) for a cash consideration of RMB4,000,000. One out of four directors of Jamo is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Jamo, therefore, Jamo is considered as an associate.

(w)	In October 2014, the Group acquired 20% of the equity interest in Shanghai Tongyu Network Technology Co., Ltd (“Tongyu”) for a cash consideration of RMB1,400,000. One out of five directors of Tongyu is appointed by the Group and the Group can exercise significant influence over the financial and operational policies of Tongyu, therefore, Tongyu is considered as an associate. In June 2015, the Group disposed all equity interest in Tongyu for consideration of RMB2,000,000.

Summarized financial information of Mihoyo is set out below.

Mihoyo
	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Current assets	8,467	81,140	N/A
Non-current assets	195	1,106	N/A

Current liabilities	3,015	7,716	N/A
Non-current liabilities	—	6,192	N/A

	Year Ended	Nine months Ended	From January 1, 2015
	March 31,	December 31,	to August 31, *
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Revenue	4,713	95,275	115,647
Profit for the period	291	61,314	92,228
Dividends received from the associate during the period/year	—	1,500	7,800

* The Group lost significant influence over Mihoyo since September 1, 2015.

Reconciliation of the above summarized financial information to the carrying amount of the interest in Mihoyo recognised in the consolidated financial statements:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Net assets of the associate	5,647	68,338	N/A
Proportion of the Group's ownership interest in Mihoyo	15%	15%	N/A
Goodwill	848	848	N/A
Carrying amount of the Group's interests in Mihoyo	1,695	11,099	N/A

Aggregate information of associates that are not individually material:

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Revenue	91,442	113,414	260,710
Profit for the period	13,915	7,241	36,054
Group’s share of profit(loss) of associates	1,676	(590)	3,773

20.	GAIN(LOSS) ON DISPOSAL OF ASSOCIATES, NET

In May 2014, the Group completed the disposal of its entire 37.9% equity interest in Fangcun and received the cash consideration of RMB91,625,000 (note 19). The Group recognised RMB56,351,000 gain on disposal accordingly.

In August 2014, the Group sold its entire 31.0% equity interest in Heisha at a cash consideration of RMB1,000,000. The group recognised RMB1,000,000 gain on disposal accordingly. RMB600,000 has been received by the end of December 31, 2014, and RMB400,000 has been collected in the year of 2015.

In June 2015, the Group disposed its entire 20% equity interests in Tongyu at a cash consideration of RMB2,000,000. RMB532,000 gain was recognised accordingly. All consideration has been collected by the end of December 31, 2015.

In August 2015, the Group sold its entire 20% equity interests in Gameba at a cash consideration of RMB7,000,000. The Group recognised RMB6,103,000 gain on disposal accordingly. All consideration has been collected by the end of December 31, 2015.

In August 2015, the Group disposed its entire 24.1% equity interests in Funyou at a cash consideration of RMB2,800,000, with RMB887,000 gain recognised accordingly. All consideration has been collected by the end of December 31, 2015.

In August 2015, the Group purchased the remaining 35% interest in Taiku at a cash consideration of RMB1,824,000.

In November 2015, the chairman of Eyesblack purchased 10% of equity interest back from the Group with a cash consideration of RMB6,000,000, with RMB6,000,000 gain recognised accordingly. All consideration has been collected by March 2016. The remaining 7% equity interest with carrying amount of zero is revalued at RMB4,200,000 based on fair value, resulting in a gain of RMB4,200,000 recorded in gain on disposal of associates when it is transferred to available-for-sale investment.

During the year ended December 31, 2015, the Group’s shares in several equity investments in associates were diluted due to investments made by other companies, which resulted in RMB1,642,000 of deemed disposal loss.

21.	LOSS ON DISPOSAL OF A SUBSIDIARY

In August 2015, the Group disposed its entire shares in Mopin to Mr Ouli (Note 25) and a member of the management team of Mopin for cash consideration of RMB8,215,000. A loss of RMB542,000 was recognised upon disposal.

22.	TRADE AND OTHER PAYABLES

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Trade payable	94,994	173,200	122,223
Accrued payroll and employee welfare	14,062	18,672	9,657
Other taxes payable	5,145	6,751	904
Payable for acquisition of property and equipment	565	—	—
Accrued expenses	5,551	6,067	4,867
Advance from customers	22,225	17,587	13,487
Other payables	10,932	10,470	10,260
Total	153,474	232,747	161,398

23.	SHARE CAPITAL

	Number of shares		Amount	Amount
			US$	RMB’000
Common shares
Authorized:
As of March 31, 2014, December 31, 2014 and 2015	937,857,200		46,893	338
Issued and fully paid:
At April 1, 2013 (of US$0.00005 each)	250,411,948		12,521	89
Exercise of share options	4,456,776	(i)	223	2
Restricted share vested	549,146	(i)	27	—
Cancellation of repurchased shares	(15,955,984)	(ii)	(798)	(5)
At March 31, 2014 (of US$0.00005 each)	239,461,886		11,973	86
Exercise of share options	627,520	(iii)	31	—
Restricted share vested	1,298,128	(iii)	65	1
Issue new shares to replace the payroll payable	70,288	(iv)	3	—
Cancellation of repurchased shares	(19,191,144)	(v)	(960)	(6)
At December 31, 2014 (of US$0.00005 each)	222,266,678		11,112	81
Exercise of share options	593,224	(vi)	30	—
Restricted share vested	2,985,784	(vi)	149	1
At December 31, 2015 (of US$0.00005 each)	225,845,686		11,291	82

(i)	During the year ended March 31, 2014, 4,456,776 fully vested options were exercised and converted into 4,456,776 common shares with a par value of US$0.00005 per share, and 549,146 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

(ii)	During the year ended March 31, 2014, the Company repurchased 12,288,720 common shares for a total consideration of RMB27,361,000 (US$4,452,086) and cancelled 15,955,984 repurchased common shares. The remaining 2,313,840 common shares repurchased were cancelled during the nine-month period ended December 31, 2014.

(iii)	During the nine-month period ended December 31, 2014, 627,520 fully vested options were exercised and converted into 627,520 common shares with a par value of US$0.00005 per share, and 1,298,128 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

(iv)	During the nine-month period ended December 31, 2014, the Company issued 70,288 common shares with a par value of US$0.00005 per share to one senior management to settle the payroll owed of RMB335,000. The number of shares issued was based on the share price on the issuance date.

(v)	During the nine-month period ended December 31, 2014, the Company repurchased 16,877,304 common shares for a total consideration of RMB101,442,000 (US$16,488,013) and all the outstanding repurchased 19,191,144 shares were cancelled as of December 31, 2014.

(vi)	During the year ended December 31, 2015, 593,224 fully vested options were exercised and converted into 593,224 common shares with a par value of US$0.00005 per share, and 2,985,784 fully vested restricted shares became unrestricted with a par value of US$0.00005 per share.

24.	SHARE-BASED PAYMENTS

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

A summary of the option activity is as follows:

	Number of options	Weighted average exercise prices	Weighted average remaining contractual Life
		RMB

Outstanding on April 1, 2013	6,687,435	1.993	7.1 years
Forfeited	(189,881)	4.289
Exercised	(4,456,776)	1.775
Outstanding on March 31, 2014	2,040,778	2.009	6.2 years
Forfeited	(19,065)	1.775
Exercised	(627,520)	1.775
Outstanding on December 31, 2014	1,394,193	2.118	5.4 years
Exercised	(593,224)	1.775
Outstanding on December 31, 2015	800,969	2.372	4.4 years

The Company recorded compensation expense of RMB4,537,000, RMB106,000 and RMB13,000 for the year ended March 31, 2014, the nine-month period ended December 31, 2014 and the year ended December 31, 2015, resp ectively.

Options exercisable were 1,600,728, 1,369,193 and 775,969 as of March 31, 2014, December 31, 2014 and 2015, respectively.

In respect of the share options exercised during the year ended March 31, 2014 and the nine-month period ended December 31, 2014 and year ended December 31, 2015, the weighted average share price at the dates of exercise was RMB4.404, RMB5.918 and RMB3.774 per share, respectively.

Restricted Shares

On April 1, 2010, Xplane Ltd.(“Xplane”), the Company’s parent company, issued 493,400 of its restricted shares to its shareholders, who are also employees of the Group. Of these shares, 40% vest on the second anniversary of the grant date and 20% vest on the third, fourth and fifth anniversaries of the grant date, respectively. The Group measured the fair value of the restricted shares based on the fair value of the Company’s shares, as Xplane has no other assets except for its investment in the Group. The fair value of the restricted shares as of April 1, 2010 was RMB126 (US$19) per share. The Group recognised the total amount of approximately RMB62,351,000 as compensation expense over the five-year deemed service period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended March 31, 2014 and the nine-month period ended December 31, 2014 and the year ended December 31, 2015, the Group recognised RMB5,612,000, RMB1,871,000 and RMB624,000 as compensation expense, respectively.

On March 7, 2012, the Group granted 4,038,176 restricted shares to its employees. At the same time, Xplane also granted 3,340,400 of Sky-mobi's restricted shares to employees of the Group. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. 25% of the total 7,378,576 restricted shares vest on each anniversary of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB2.88 (US$0.46). The Group recognises the total amount of RMB21,327,000 as compensation expense over the four year deemed service period with a corresponding increase in reserve in the consolidated statements of changes in equity. On October 23, 2014, as approved by the board, all the unvested restricted shares to be granted by Xplane will be issued by the Group, with all the terms unchanged. During the year ended March 31, 2014 and the nine-month period ended December 31, 2014, the Group recognised RMB2,977,000 and RMB725,000 respectively, as compensation expense. During the year ended December 31, 2015, the Group reversed RMB527,000 compensation expense due to the adjustment of management estimated forfeiture rate to actual forfeiture rate,

On April 15, October 30 and November 18, 2013, the Company granted 100,000, 1,600,000 and 40,000 restricted shares to the Group’s director and senior management. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest one-fourth, one-third and one-fourth on each anniversary of the grant date respectively. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB1.24 (US$0.20), RMB2.99 (US$0.49) and RMB2.61 (US$0.43), respectively. The Group will recognise the total amount of RMB5,008,000 as compensation expense over the deemed service years, or vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended March 31, 2014, the nine-month period ended December 31, 2014 and the year ended December 31, 2015, the Group recognised RMB271,000, RMB749,000 and RMB23,000 as compensation expense.

On April 21, April 29, May 8 and June 30, 2014, the Company granted 24,000, 120,000, 160,000 and 160,000 restricted shares to the Group’s director, senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. The shares granted on May 8 was immediately vested. The rest shares vest one-fourth on each anniversary of the grant date or 30%, 30%, 40% on the first, second and third anniversaries of the grant date. The Group measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was RMB5.91 (US$0.96), RMB5.09 (US$0.83), RMB4.70 (US$0.76) and RMB6.37 (US$1.04), respectively. The Group will recognise the total amount of RMB2,249,000 as compensation expense over the deemed service period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the nine-month period ended December 31, 2014 and the year ended December 31, 2015, the Group recognised RMB1,065,000 and RMB291,000 as compensation expense.

On December 31, 2014, the Company granted 6,252,992 restricted shares to the Group’s senior management and employees. The holders of these shares retain the voting and dividend rights of, but is restricted from selling such non-vested restricted shares. These shares vest 20%, 20%, 30% and 30% at the end of 4 months, 12 months, 24 months and 36 months of the grant date, respectively. The Group measured the fair value of the restricted shares based on the open market quote as of grant date of the Company’s shares, which was RMB2.91 (US$0.48). The Group will recognise the total amount of RMB18,222,000 as compensation expense over vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, the Group recognised RMB9,468,000 as compensation expense.

On April 20, June 2 and July 1, 2015, the Company granted 1,680,000, 40,000 and 409,600 restricted shares to the Group's directors, senior management and employees. The holders of these shares retain the voting and dividend rights of, but are restricted from selling, such non-vested restricted shares. These shares vest one-third on each anniversary of the respective grant dates. The Group measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB3.61 (US$0.59), RMB3.31 (US$0.54) and RMB3.03 (US$0.50), respectively. The Group will recognize the total amount of RMB7,412,000 as compensation expense over vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, the Group totally recognised an aggregate of RMB2,534,000 as compensation expense.

On June 1, 2015, the Group granted 100,000 restricted shares to a director. The holder of these shares retains the voting and dividend rights of, but is restricted from selling, such non-vested restricted shares. These shares vest one-fourth on each anniversary of the respective grant date. The Group measured the fair value of the restricted shares based on the open market quote of our shares, which was RMB3.04 (US$0.50). The Group will recognize the total amount of RMB303,000 as compensation expense over vesting period with a corresponding increase in reserve in the consolidated statement of changes in equity. During the year ended December 31, 2015, the Group recognized an aggregate of RMB92,000 as compensation expense.

A summary of the restricted shares activity is as follows:

Number of Restricted Shares

Outstanding on April 1, 2013	1,990,492
Granted on April 15, 2013	100,000
Granted on October 30, 2013	1,600,000
Granted on November 18, 2013	40,000
Forfeited	(354,920)
Vested	(549,146)
Outstanding on March 31, 2014	2,826,426
Granted on April 21, 2014	24,000
Granted on April 29, 2014	120,000
Granted on May 8, 2014	160,000
Granted on June 30, 2014	160,000
Granted on December 31, 2014	6,252,992
Transferred from Xplane on October 23, 2014	1,288,000
Forfeited	(1,500,144)
Vested	(1,298,128)
Outstanding on December 31, 2014	8,033,146
Granted on April 20, 2015	1,680,000
Granted on June 1, 2015	100,000
Granted on June 2, 2015	40,000
Granted on July 1, 2015	409,600
Forfeited	(1,873,069)
Vested	(2,985,784)
Outstanding on December 31, 2015	5,403,893

Other Equity Compensation

As an incentive to the key management of Mopin, a subsidiary of the Group, the Group granted 12% equity interests of Mopin held by Sky-mobi to certain key management in June 2013, without requiring future service. The Group measured the fair value of the shares of Mopin based on the net asset value as Mopin was newly set up in June 2013. The Group recognised RMB2,916,000 compensation expense immediately during the year ended March 31, 2014.

25.	RELATED PARTY TRANSACTIONS

(a)	Related party balances

	At March 31,	At December 31,	At December 31, 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Amounts due from related parties
Non-trade balances
Amount due from associates
— TaiKu	1	—	—
— Breaking Dawn	11	18	—
— Qianlong	—	693	—

Amount due from a shareholder
Non-trade balances
—Mr. Ouli*	—	—	3,500

Trade balances
Amount due from associates
— TaiKu	—	593	—
— Qianlong	148	—	—
— Jamo	—	220	804
	160	1,524	4,304

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Loan receivable due from related parties
Non-trade balances
Amounts due from associates
— Qianlong	—	4,000	—

*Mr. Ouli was the former chief technology officer of the Group, and holds 10.8% share of the Group. Amount due from Mr. Ouli represents the receivable related to Mopin disposed, which has been collected in the first quarter of 2016. The trade balances are unsecured, non-interest bearing and repayable on contract credit term of 90 days. The non-trade balances are unsecured, non-interest bearing and repayable on demand.

During the nine-month period ended December 31, 2014, the Company granted loan of RMB4,000,000 to its investee, Qianlong to support its daily operation. The loan receivable due from related parties is unsecured, with 3% interest rate and repayable on demand. In the third quarter of 2015, the Group signed an agreement to waive the net loan receivable from Qianlong, which represented the difference between RMB4,000,000 loan from Qianlong and RMB1,960,000 other payables due to Qianlong, and the corresponding loss of RMB2,040,000 was recorded in the profits and losses.

	At March 31	At December 31	At December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Amounts due to related parties
Trade balances
Amounts due to associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	604	171	169
— Hangzhou Sibi Technologies Co., Ltd.	211	135	113
— Brtech	39	65	38
— Breaking Dawn	4,662	11,133	4,381
— TaiKu	587	—	—
— Quyuan	875	1,370	38
— Qianlong	188	5,080	—
— Joyreach	4,035	234	2
— Mihoyo	—	6,664	N/A
— Tongyu	—	2,116	—
— Mopin	—	—	1
	11,201	26,968	4,742

The amounts due to associates are trading in nature. The trade balances are unsecured, non-interest bearing and repayable on contract credit term of 90 days.

(b) Related party transactions

During the year ended March 31, 2014 and the nine-month period ended December 31, 2014 and the year ended December 31,2015, respectively, significant related party transactions were as follows:

	Year	Nine months	Year
	Ended	Ended	Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Cost of revenues (for content):
Associates
— Zhang Xing Wu Xian Technologies (Beijing) Co., Ltd.	81	14	2
— Hangzhou Sibi Technologies Co., Ltd.	1,545	647	334
— Brtech	349	65	12
— Breaking Dawn	12,137	9,047	1,651
— TaiKu	1,178	2,814	35
— Quyuan	1,875	885	219
— Qianlong	7,288	3,461	673
— Joyreach	—	2,008	3
— Mihoyo	—	6,667	1,584
— Tongyu	—	6	508
— Jamo	—	905	1,566
— Mopin	—	—	1
	24,453	26,519	6,588

Note:	Above associates put their contents in the platform of the Group and the Group pays content fees to them as cost of revenues.

	Year	Nine months	Year
	Ended	Ended	Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Revenues
Associates
— Qianlong	2,830	1,792	—
— TaiKu	—	5,187	443
— Jamo	—	1,271	2,397
— Mopin	—	—	1,756
	2,830	8,250	4,596

Note:	The Group provides promotion services (including in “Other Revenue”) to above associates.

	Year	Nine months	Year
	Ended	Ended	Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Other Transactions:
Associate
— Leyi	—	—	2,800

The Group sold all its equity interest in Funyou to Leyi in 2015 at the price of RMB2,800,000.The Group recognised RMB887,000 disposal gain from the transaction (Note 19(t) and Note 20).

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended	Nine months Ended	Year Ended
	March 31	December 31	December 31
	2014	2014	2015
	RMB’000	RMB’000	RMB’000

Salary and other benefits	3,669	2,044	3,319
Retirement benefit contribution	10	4	14
Share-based compensation	2,212	743	2,310
	5,891	2,791	5,643

26.	PARTIAL DISPOSAL OF SUBSIDIARIES

During the year ended March 31, 2014, Sky Technology International Ltd. (“SkyTech”) additionally issued 30,000,000 shares, which diluted the equity interest of non-controlling shareholders from 12.5% to 10%. After that, the Group held 90% shares and retained control over Sky Tech.

During nine-month period ended December 31, 2014, the Group disposed 4% of equity interest in Mopin for a cash consideration of RMB972,000. After the sale, the Group held 79.88% shares and retained control over Mopin.

27.	OPERATING LEASES

The Group has operating lease agreements principally for its office properties and servers in the PRC with lease terms between one to two years.

The Group’s commitments for future minimum lease payments under non-cancellable operating lease agreements are as follows:

	At March 31,	At December 31,	At December 31,
	2014	2014	2015
	RMB’000	RMB’000	RMB’000
Within one year	9,767	10,780	7,926
In the second to fifth years, inclusive	924	1,224	7,727
Total	10,691	12,004	15,653

28.	CAPITAL COMMITMENTS

There are no capital commitments as of December 31, 2015.

29.	PROFIT APPROPRIATION

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

At their discretion, the PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. PRC regulations currently permit payment of dividends only out of the Group’s PRC subsidiaries’ accumulated profits as determined in accordance with PRC accounting standards and regulations. The statutory reserve amounted to RMB1,000,000, RMB1,000,000 and RMB1,000,000 as of March 31, 2014 and December 31, 2014 and 2015, respectively. The Group’s PRC subsidiaries have not allocated any of their after-tax profits to the staff welfare and bonus funds for any period presented.

In addition, the registered capital of the Company’s PRC subsidiaries of RMB135,419,000 as of December 31, 2015 was considered restricted due to restrictions on the distribution of registered share capital. As of December 31, 2015, the Group is subject to make RMB21,570,000 statutory reserve to PRC profit-making entities.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets, either in the form of dividends, loans or advances. Such restricted portion amounted to RMB111,618,000, RMB123,971,000 and RMB157,989,000 as of March 31, 2014 and December 31, 2014 and 2015, respectively.

30.	SUBSEQUENT EVENT

On January 31, 2016, the Company granted 10,880,000 restricted shares to the Group’s employees. The holders of these shares retain the voting and dividend rights of, but are restricted from selling such non-vested restricted shares. Twenty-five percent (25%) of these shares will be vested on January 30, 2018 (the "First Vesting Date"), and the remaining seventy-five percent (75%) of these shares will be vested on a pro-rata basis on January 30 of each of the three years after the First Vesting Date. The management is still assessing the financial impact .

In March 2016, the proposed transaction of Joyreach was approved by CSRC (Note 19) and the Group reclassified the investment in Joyreach to assets held-for-sale. This deal is expected to be closed in the second quarter of 2016.

On April 25, 2016, the Group entered into a share purchase agreement to repurchase from the Group's shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., an aggregate of 1,308,781 American Depositary Shares (the “ADSs”), each representing eight of the Group's common shares, at a purchase price of US$2.00 per ADS (the “Share Repurchase Transaction”). The Share Repurchase Transaction is expected to be closed within twenty business days after signing the share purchase agreement.

31.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on April 29, 2016.