Form 20-F/A
period 2015-12-31
SKY-MOBI Ltd
filed 2016-06-30
CIK 1500252

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

TABLE OF CONTENTS

PART III		1

ITEM 17.	FINANCIAL STATEMENTS	1

ITEM 18.	FINANCIAL STATEMENTS	1

ITEM 19.	EXHIBITS	1

ii

Amendment No.1

Explanatory Note

Sky-Mobi Limited (the “Company”) is filing this Form 20-F/A to include in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”), pursuant to Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended, financial statements and accompanying notes of Shanghai Mihoyo Network Technology Co., Ltd. and its subsidiaries (collectively, “Mihoyo”). As of December 31, 2013 and 2014 and August 31, 2015, the Company held a 15% equity interest in Mihoyo. On September 1, 2015, the Company lost significant influence over Mihoyo’s financial and operational policies after its re-organization and its investment in Mihoyo has been classified as available-for-sale investment based on the carrying value of the investment since then.

Rule 3-09 of Regulation S-X provides that if a 50%-or-less-owned person accounted for by the equity method meets the first or third condition of the significant subsidiary tests set forth in Rule 1-02(w) of Regulation S-X, substituting 20% for 10%, separate financial statements for such 50%-or-less-owned person shall be filed. As Mihoyo met such test as of and for the eight months ended August 31, 2015, the Company has included in this Form 20-F/A the financial statements as of and for the eight months ended August 31, 2015. Items 17, 18 and 19 included in the Annual Report are the only portion of the Annual Report being supplemented or amended by this Form 20-F/A.

This Form 20-F/A does not change any other information set forth in the Annual Report filed by the Company for the year ended December 31, 2015.

In connection with the filing of this Form 20-F/A and pursuant to rules of the Securities and Exchange Commission (the “SEC”), the Company is including currently dated certifications required by Rules 13a-14(a) and 13a-14(b). Item 19 is also being amended by this Form 20-F/A to file the consent of the independent auditors related to their opinions contained in this Form 20-F/A. This Form 20-F/A does not otherwise update any exhibits as originally filed and does not otherwise reflect events occurring after the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with any of our filings with the SEC subsequent to the original filing of the Annual Report.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Please see the financial statements as of and for the eight months ended August 31, 2015 of Mihoyo beginning on page F-1 of this Form 20-F/A. Mihoyo constituted a significant subsidiary for the eight months ended August 31, 2015 under IFRS.

ITEM 19.	EXHIBITS

Item 19 of our Annual Report on Form 20-F for the year ended December 31, 2015, filed on April 29, 2016, is amended by the addition of the following exhibits:

Exhibit Number	Description of Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.4*	Consent of Deloitte Touche Tohmatsu Certified Public Accountants LLP

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

SKY-MOBI LIMITED

By:	/s/ Michael Tao Song
Name: Michael Tao Song
Title: Chairman and Chief Executive Officer

Date: June 30, 2016

SHANGHAI MIHOYO NETWORK TECHNOLOGY CO., LTD.

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

PAGE(S)

Independent Auditors' Report	F-2
Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Year Ended December 31, 2013 and 2014 and Eight-month period ended August 31, 2015	F-3
Consolidated Statement of Financial Position as of December 31, 2013 and 2014 and August 31, 2015	F-4
Consolidated Statement of Changes in Equity for the Year Ended December 31, 2013 and 2014 and Eight-month Period ended August 31, 2015	F-5
Consolidated Statement of Cash Flows for the Year Ended December 31, 2013 and 2014 and Eight-month period ended August 31, 2015	F-6
Notes to the Consolidated Financial Statements	F-7-F-26

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Shanghai Mihoyo Network Technology Co., Ltd.

We have audited the accompanying consolidated statement of financial position of Shanghai Mihoyo Network Technology Co., Ltd. and its subsidiaries (collectively the “Group”) as of August 31, 2015, and the related consolidated statement of profit and loss and comprehensive income, changes in equity, and cash flow for the eight-month period then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board ("IASB"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of August 31, 2015, and the results of its operations and its cash flow for the eight-month period then ended in accordance with IFRSs.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

June 30, 2016

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

		Year Ended	Year Ended	Eight months Ended
		December 31	December 31	August 31
	NOTES	2013	2014	2015
		RMB’000	RMB’000	RMB’000
		(Unaudited)	(Unaudited)	(Note 2)
Revenues	6	1,304	113,033	111,055
Cost of revenues		(47)	(19,222)	(7,934)
Gross profit		1,257	93,811	103,121
Research and development expenses		(926)	(9,101)	(9,986)
Sales and marketing expenses		-	(4,723)	(5,039)
General and administration expenses		(64)	(2,928)	(4,500)
Other income and expense	7	-	(28)	5,877
Profit from operations		267	77,031	89,473
Other gains and losses	8	17	323	2,755
Profit before tax	9	284	77,354	92,228
Income tax expense	10	-	-	-
Profit and total comprehensive income for the year/period		284	77,354	92,228
Profit and total comprehensive income attributable to:
Owners of the Company		284	77,354	92,228

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31	December 31	August 31
	NOTES	2013	2014	2015
		RMB’000	RMB’000	RMB’000
		(Unaudited)	(Unaudited)	(Note 2)
ASSETS
Current assets
Cash and cash equivalents		501	57,484	93,919
Term deposit		516	1,548	29,593
Trade and other receivables	12	75	16,138	36,039
Amounts due from related party	15	-	-	7,661
Tax recoverable	10	-	5,970	-
Available-for-sale financial assets at fair value		-	-	4,000
Total current assets		1,092	81,140	171,212
Non-current assets
Property and equipment	13	63	1,076	1,442
Other non-current assets		-	30	21
Total non-current assets		63	1,106	1,463
Total assets		1,155	82,246	172,675

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables	14	71	7,716	10,634
Amounts due to related party	15	100	-	-
Dividend payable		-	-	40,000
Deferred revenue		-	2,438	2,394
Total current liabilities		171	10,154	53,028
Non-current liabilities
Deferred revenue		-	3,754	2,151
Total non-current liabilities		-	3,754	2,151
Total liabilities		171	13,908	55,179
Equity
Paid-in capital		1,070	1,070	10,000
Share premium		30	30	30
Reserve		-	5,000	5,000
(Accumulated deficit) retained earnings		(116)	62,238	102,466
Equity attributable to owners of the Company		984	68,338	117,496
Total equity		984	68,338	117,496
Total equity and liabilities		1,155	82,246	172,675

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

					Total equity
				(Accumulated	attributable to
	Paid-in	Share		deficit) retained	owners of
	capital	premium	Reserve (Note)	earnings	the Company
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at January 1, 2013 (unaudited)	1,070	30	-	(400)	700
Profit and total comprehensive income for the year (unaudited)	-	-	-	284	284
Balance at December 31, 2013 (unaudited)	1,070	30	-	(116)	984
Profit and total comprehensive income for the year (unaudited)	-	-	-	77,354	77,354
Appropriation of statutory reserve (unaudited)	-	-	5,000	(5,000)	-
Payment of dividends (unaudited)	-	-	-	(10,000)	(10,000)
Balance at December 31, 2014 (unaudited)	1,070	30	5,000	62,238	68,338
Profit and total comprehensive income for the period	-	-	-	92,228	92,228
Capital injection	8,930	-	-	-	8,930
Payment of dividends	-	-	-	(52,000)	(52,000)
Balance at August 31, 2015 (Note 2)	10,000	30	5,000	102,466	117,496

Note: According to PRC law, the subsidiary is required to set aside 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)	(Note 2)
Operating activities
Profit before tax	284	77,354	92,228
Adjustments for:
Depreciation	17	143	347
Loss on disposal of property and equipment	-	28	-
Gain from available-for-sale financial assets	-	-	(419)
Increase in trade and other receivables	(54)	(16,074)	(20,436)
Increase in amounts due from related party	-	-	(7,661)
(Increase) decrease in tax recoverable	-	(5,970)	5,970
Increase in trade and other payables	70	7,645	2,917
Increase (decrease) in deferred revenue	-	6,192	(1,647)
Cash generated from operations	317	69,318	71,299
Net cash from operating activities	317	69,318	71,299

Investing activities
Purchases of property and equipment and other long-term assets	(50)	(1,223)	(713)
Placements of term deposit	(16)	(1,032)	(58,045)
Withdrawal of term deposit	-	-	30,000
Purchases of available-for-sale investments	-	-	(43,000)
Redemption of available-for-sale investments	-	-	39,419
Net cash used in investing activities	(66)	(2,255)	(32,339)

Financing activities
Repayment of amounts due to related party	-	(100)	-
Capital injection		-	8,930
Payment of dividends	-	(10,000)	(12,000)
Net cash used in financing activities	-	(10,100)	(3,070)

Net increase in cash and cash equivalents	251	56,963	35,890
Cash and cash equivalents at beginning of year/period	250	501	57,484
Effect of foreign exchange rate changes on the balance of cash held in foreign currencies	-	20	545
Cash and cash equivalents at end of year/period	501	57,484	93,919

Supplemental information of non-cash transaction:
Dividend payable to shareholders	-	-	40,000

SHANGHAI MIHOYO NETWORK TECHNOLOGY CO., LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Shanghai Mihoyo Network Technology Co., Ltd. (the “Company”) was incorporated in Shanghai, the People’s Republic of China (the “PRC”) as a company with limited liability under the laws of the PRC on February 13, 2012. The Company through its subsidiaries (collectively referred to as the “Group”) is principally engaged in the developing and operating innovative and high quality animation, comic, game (ACG) for smartphones.

The consolidated financial statements of the Group are presented in Renminbi (“RMB”), which is the functional currency of the Company.

The Company has two wholly-owned subsidiaries as of August 31, 2015. Mihoyo Technology (Shanghai) Co., Ltd was established in Shanghai on July 9, 2014 and Mihoyo Entertainment Limited was established in Hong Kong on August 4, 2015. These companies conduct mobile game related business.

2.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRSs")

The Company adopts January 1, 2013 as the date of transition to IFRSs. Previously, the Group prepared its annual consolidated financial statements in accordance with Accounting Standards for Business Enterprises (“PRC GAAP”).

IFRS 1 requires retrospective application for all IFRS standards effective at the reporting date except for certain mandatory exceptions and optional exemptions from retrospective application.

The Group retrospectively apply those accounting policies in its opening IFRS statement of financial position and throughout all periods presented in its first IFRS financial statements.

The first-time adoption of IFRSs has had no material impact on the Group’s consolidated statement of financial position consolidated statement of profit or loss and other comprehensive income and consolidated statement of cash flows.

There is no difference in equity nor total comprehensive income, between the amounts reported in PRC GAAP and the amounts reported in IFRSs at the date of transition to IFRSs, at August 31, 2015 or during the eight months ended August 31, 2015, whichever applicable. Accordingly, no reconciliation of equity nor total comprehensive income is presented.

The Company was restructured to a joint stock company from September 1, 2015 for its domestic listing purpose. From September 1, 2015, one investor of the Company, Hangzhou Miyi Technologies Co., Ltd (subsidiary of Sky-mobi Limited, or Sky-Mobi), lost the significant influence over the Company. The consolidated financial statements of the Company is presented as of August 31, 2015 and for the period then ended pursuant to the SEC Rule 3-09 of Regulation S-X, which requires Sky-mobi to file separate annual financial statements for its equity- method investee that trips certain significant tests. Since the Company ceased to be an associate of Sky-Mobi From September 1, 2015, this financial statements only cover the period from January 1, 2015 to August 31, 2015 and amounts presented in the financial statements are not entirely comparable.

3.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The Group’s consolidated financial statements comply with IFRSs as issued by the IASB.

Basis of preparation

The Group’s consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value as explained in the accounting policies set out below. Historical cost is generally based on fair value of the consideration given in exchange of assets, goods or services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements are determined on such a basis, except for leasing transactions that are within the scope of IAS 17 Leases, and measurements that have some similarities to fair value but are not fair value, such as value in use in IAS 36 Impairment of Assets.

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

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved where the Company:

•	has power over the investee;
•	is exposed, or has rights, to variable returns from its involvement with the investee; and
•	has the ability to use its power to affect its returns.

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year/period are included in the consolidated statements of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceased to control the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group, the revenue can be measured reliably and collectability is reasonably assured.

Mobile Game Revenues

(i) Self-operation

The Group primarily operates self-developed mobile games and generates mobile game revenues from the sale of in-game premium features of mobile phone games that are operated under the free-for-trial model. The Group sells in-game currency, which will be later used by game players to purchase in-game premium features and recorded as deferred revenue at first. The in-game premium features, including skills, privileges or other in-game consumables, features or functionality are consumed immediately by the game players in the games. The Group records revenue generated from mobile games once the in-game premium features are consumed, on a gross basis, as the Group is acting as the principal to fulfill all obligations related to the mobile game operation.

(ii) Cooperation

The Group also generates revenues from cooperating with other mobile games operators, who will operate the games of the Group on third-party’s game platform or third-party app stores. Other mobile games operators pay fixed license fees to the Group to obtain licenses to publish and operate the games of the Group in limited years, and will share certain percentage of the revenue generated from game players with the Group. The license fees received will be recorded as deferred revenue and recognized into revenue within the contract period on a straight-line basis. The Group records revenues shared by other mobile operators upon receipt of monthly statements from these game operators when collectability is reasonably assured.

Promotion revenues

The Group allows content providers and service providers to sell their mobile applications and other contents to mobile users through its website or games, for which the Group charges a commission based on a percentage of the revenue earned from those applications or number of active users. The Group records such promotion revenue upon receipt of monthly statements from the content providers and service providers when collectability is reasonably assured.

Cost of revenues

Cost of revenues primarily consists of (i) fees paid to distribution channels, (ii) fees paid to payment channels, (iii) fees paid to third-party service providers. Cost of revenues also includes staff salaries, utilities, infrastructure maintenance fees, and operating expenses directly related to the operation of the mobile game platforms.

Leases

Leases are classified as operating leases unless the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, which would be classified as finance leases.

The Group as lessee

Operating lease payments are recognized as expenses on a straight-line basis over the lease term.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency, which is the currency of the primary economic environment in which the entity operates, are recorded in the respective entities’ functional currency at the rates of exchange prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

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

The tax currently payable is based on taxable profit for the year/period. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

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

Research and development expenses

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project), is recognized if all of the following have been demonstrated:

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

Property and equipment

Property and equipment are stated in the consolidated statement of financial position at cost less subsequent accumulated depreciation and accumulated impairment losses, if any.

Depreciation is computed on a straight-line basis over the following estimated useful lives:

Electronic equipment	3 years
Office equipment	5 years
Leasehold improvements	the shorter of the lease term or 3 years

The useful lives of the property and equipment are evaluated annually. An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset is included in profit or loss in the period in which the item is derecognized.

Impairment of tangible assets

At the end of the reporting period, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indicator exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Recoverable amount is defined as the higher of an asset’s fair value less costs of disposal and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

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

Cash and cash equivalents/Term deposits

Cash and cash equivalents include cash on hand and in banks and other short-term highly liquid investments with original maturities of three months or less which are not restricted as to use. Term deposits represent bank deposits with original maturities of over three months but equal or less than one year when purchased. Such deposits are available for general use by the Company, which are unrestricted as to withdraw and use.

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

Financial assets

The Group’s financial assets are classified into loans and receivables and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables (including cash and cash equivalent, term deposit, trade and other receivables(excluding prepayments) and amounts due from related parties), are carried at amortised cost using the effective interest method, less any identified impairment. Interest income is recognised by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial.

Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designed as AFS or are not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss.

Bank financial products held by the group are classified as AFS and stated at fair value at the end of each reporting period with the change in fair value recorded in other comprehensive income, and reclassified to earnings upon sale of the products. Fair value is determined in the manner described in note 5.

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the financial assets have been affected. Objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty,

•	default or delinquency in interest or principal payments, or

•	it becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, such as trade receivables and other receivables, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Objective evidence of impairment for a portfolio of receivables could include the Group’s past experience of collecting payments, an increase in the number of delayed payments in the portfolio past the average credit period of 60 days and observable changes in national or local economic conditions that correlate with default on receivables and other receivables.

For financial assets carried at amortized cost, the amount of loss recognized is the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial asset's original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade and other receivables, where the carrying amount is reduced through the use of an allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss. When a trade and other receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited to profit or loss.

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

Financial liabilities and equity instruments

Debt and equity instruments issued by a group entity are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs.

Financial liabilities

Financial liabilities, including trade and other payables and amounts due to related parties, are subsequently measured at amortized cost, using the effective interest.

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

Derecognition

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognised in other comprehensive income and accumulated in equity is recognized in profit or loss.

Financial liabilities are derecognized when the obligation is discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

4.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSs)

In the current period, the Group has applied a number of amendments to IFRS issued by IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2015.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Amendments to IFRSs	Annual Improvements to IFRSs 2010- 2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011- 2013 Cycle

The application of the amendments to IFRSs in the current period has had no material impact on the Group's financial performance and positions for the current and prior years/period and/or on the disclosures set out in these consolidated financial statements.

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 9	Financial Instruments[1]
IFRS 14	Regulatory Deferral Accounts[6]
IFRS 15	Revenue from Contracts with Customers[1]
IFRS 16	Leases[2]
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations[3]
Amendments to IFRS 15	Clarifications to IFRS 15 Revenue from Contracts with Customers[1]
Amendments to IAS 1	Disclosure Initiative[3]
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation[3]
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle[3]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[4]
Amendments to IFRS 10,	Investment Entities: Applying the Consolidation
IFRS 12 and IAS 28	Exception[3]
Amendments to IAS 7	Disclosure Initiative[5]
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses[5]

[1]	Effective for annual periods beginning on or after 1 January 2018
[2]	Effective for annual periods beginning on or after 1 January 2019
[3]	Effective for annual periods beginning on or after 1 January 2016
[4]	Effective for annual periods beginning on or after a date to be determined
[5]	Effective for annual periods beginning on or after 1 January 2017
[6]	Effective for first annual IFRS financial statements beginning on or after 1 January 2016

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

IFRS 9 Financial Instruments

IFRS 9 issued in 2009 introduced new requirements for the classification and measurement of financial assets. IFRS 9 was subsequently amended in 2010 to include requirements for the classification and measurement of financial liabilities and for derecognition, and further amended in 2013 to include the new requirements for general hedge accounting. Another revised version of IFRS 9 was issued in 2014 mainly to include a) impairment requirements for financial assets and b) limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' (FVTOCI) measurement category for certain simple debt instruments. Key requirements of IFRS 9 are described as follows:

• All recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement are subsequently measured at amortized cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. Debt instruments that are held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets, and that have contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, are generally measured at FVTOCI. All other debt investments and equity investments are measured at their fair value at the end of subsequent reporting periods. In addition, under IFRS 9, entities may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognised in profit or loss.

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

The directors of the Company anticipate that the application of IFRS 15 in the future may have an impact on the amounts reported and disclosures made in the Group’s consolidated financial statements. However, it is not practicable to provide a reasonable estimate of the effect of IFRS 15 until the Group performs a detailed review.

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

Categories of financial instruments

The carrying amounts of financial assets and financial liabilities are as follows:

	At December 31,	At December 31,	At August 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Financial assets
Amortized cost	1,092	75,029	166,971
Available-for-sale financial assets	-	-	4,000

Financial liabilities
Amortized cost	104	1,910	44,304

Financial risk management objectives and policies

Foreign currency risk management

The Group mainly operates in the PRC with most of its transactions settled in RMB. The foreign currency risk is mainly attributable to the Group’s U.S. dollar (“US$”) bank account balances. The carrying amount of the US$ bank account balances was approximately nil and RMB9,154,000 and RMB9,850,000 as of December 31, 2013 and 2014 and as of August 31, 2015, respectively. The Group has not used any forward contracts, currency borrowings or other means to hedge its foreign currency risk exposure.

If the RMB exchange rate against the US$ had appreciated or depreciated by 5% with all other variables held constant, the carrying value of bank accounts denominated in US$ would have decreased or increased by RMB nil, RMB458,000 and RMB492,000 as of December 31, 2013 and 2014 and as of August 31, 2015, respectively, with a corresponding decrease or increase in net profit for the respective years/period. The sensitivity analysis only details the Group’s sensitivity to a 5% appreciation and depreciation in RMB, against the foreign currency, US$. The 5% figure is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rate.

Interest rate risk management

The Group has exposure to cash flow interest rate risk due to the fluctuation of the variable interest rates associated with its cash and cash equivalents which are based on prevailing market interest rates. Currently, the Group does not have a specific policy to manage their interest rate risk. The Group does not have significant exposure to cash flow interest rate risk as of December 31, 2013 and 2014 and as of August 31, 2015 as the interest rates have not fluctuated significantly in recent years.

The Group’s exposure to interest rates on cash and cash equivalents and term deposit are detailed in the liquidity risk management section of this note.

Credit risk management

The Group’s maximum exposure to credit risks is equivalent to the total carrying amount of trade and other receivables, amount due from related parties, cash and cash equivalents, term deposits and AFS financial assets of RMB1,092,000, RMB75,029,000 and RMB170,971,000 as of December 31, 2013 and 2014 and as of August 31, 2015, respectively.

In order to minimize the credit risk of trade receivables from mobile game operators and platforms, the Group assesses the credit worthiness of them prior to contracting with them. The Group further monitors the subsequent performance of them in order to mitigate collection risk going forward. In addition, the Group reviews the recoverable amount of each individual trade receivable at the end of each reporting period to determine if provision should be made for uncollectible amounts.

The Group has concentration of credit risks with exposure limited to certain mobile game operators and platforms. As of December 31, 2013 and 2014 and as of August 31, 2015, five customers accounted for approximately RMB28,000, RMB15,108,000 and RMB 27,776,000, or 100%, 99% and 66% of the Group’s trade receivables, respectively. The Group closely monitors the subsequent settlement of trade receivables and does not grant long credit periods to the counterparties.

The Group’s cash and cash equivalents, term deposits and AFS financial assets are held by large banks established in the PRC. The Group does not expect any losses arising from non-performance of these financial institutions.

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

	On demand	Total undiscounted cash flow and carrying amount
	RMB’000	RMB’000

December 31, 2013(Unaudited)
Trade and other payables	4	4
Amounts due to related parties	100	100
	104	104
December 31, 2014(Unaudited)
Trade and other payables	1,910	1,910
Amounts due to related parties	-	-
	1,910	1,910
August 31, 2015
Trade and other payables	4,304	4,304
Amounts due to related parties	40,000	40,000
	44,304	44,304

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Company’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

		Weighted average effective	Less than 3 months	3 months to 1 year	Total
		%	RMB’000	RMB’000
December 31, 2013(Unaudited)
Cash and cash equivalents	Floating	0.35	501	-	501
Term deposit	Fixed	3.08	-	516	516
			501	516	1,017

December 31, 2014(Unaudited)
Cash and cash equivalents	Floating	0.35	57,484	-	57,484
Term deposit	Fixed	3.08	-	1,548	1,548
			57,484	1,548	59,032
August 31, 2015
Cash and cash equivalents	Floating	0.35	93,919	-	93,919
Term deposit	Fixed	3.04	-	29,593	29,593
			93,919	29,593	123,512

In the management of liquidity risk, the Group monitors and maintains a level of cash and cash equivalent deemed adequate by the management to finance of the Group’s operations and mitigate the effects of fluctuations in cash flows.

Fair value

(i) Fair value of the Group's financial assets that are measured at fair value on a recurring basis

Some of the Group's financial assets are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets are determined (in particular, the valuation technique and inputs used).

	At December 31,	At December 31,	At August 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Financial assets
AFS financial assets*	-	-	4,000

* AFS financial assets is in Level 3 of Fair value Hierarchy that is valued through discounted cash flow. Future cash flows are based on expected return and credit risks of investments underlying the financial products.

The carrying amounts of all financial assets (except for the AFS financial assets) and financial liabilities as of December 31, 2013 and 2014 and as of August 31, 2015 are recorded at amortized cost, using the effective interest method. The directors of the Company consider such amounts approximate their fair value.

6.	REVENUES AND SEGMENT INFORMATION

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Mobile games revenues	616	92,745	104,618
License revenues	-	12,440	5,720
Promotion revenues	688	7,848	717
Total	1,304	113,033	111,055

Segment information

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews the revenue analysis by revenues driven from games operating and other revenues and the profit from operation of the Group as a whole when making decisions about allocating resources and assessing performance of the Group.

Geographical information

All of the Group’s non-current assets are located in the PRC. Revenues are primarily derived from the PRC, with minimal revenues derived from Southeast Asia, Korea and other countries. The following table sets forth revenues by geographic area:

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

PRC	1,304	106,634	101,070
Non-PRC	-	6,399	9,985
Total	1,304	113,033	111,055

Information about major customers

During the year ended December 31, 2013 and 2014 and the eight-month period ended August 31, 2015, customers that individually accounted for over 10% of the Group’s total revenue are as followed:

	Year Ended		Year Ended		Eight months Ended
	December 31		December 31		August 31
	2013		2014		2015
	RMB’000	Percentage	RMB’000	Percentage	RMB’000	Percentage
	(Unaudited)		(Unaudited)

Customer A	-		26,208	23%	17,400	15%
Customer B	617	47%	15,753	14%	17,975	16%
Customer C	*		33,340	29%	-
Customer D	198	15%	-		-
Customer E	294	23%	-		-

*: Less than 10%.

7.	OTHER INCOME AND EXPENSES

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Government grant	-	-	5,877
Others	-	(28)	-
Total	-	(28)	5,877

Note: Government grant represents subsidies granted by PRC local government authorities to the Group — for rewarding their performance in technology industry. Such grants were unconditional and had been approved by the PRC local government authorities.

8.	OTHER GAINS AND LOSSES

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Interest income	18	285	1,089
Gain from AFS financial assets	-	-	419
Exchange gain	-	27	1,102
Others	(1)	11	145
Total	17	323	2,755

9.	PROFIT BEFORE TAX

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Profit before tax has been arrived at after charging:
Staff salary	863	7,770	7,474
Defined contribution plans	13	297	1,468
Total staff costs	876	8,067	8,942
Depreciation of property and equipment	17	143	347
Loss on disposal of property and equipment	-	28	-

10.	INCOME TAX EXPENSE

PRC

The statutory income tax rate is 25%.

In 2014, Shanghai Mihoyo Network Technology Co., Ltd. (“Mihoyo”) was granted the status of "Software Enterprise" under the PRC tax laws that entitled it to a preferential Enterprise Income Tax ("EIT") rate of two-year EIT exemption from its first year of profitable operation, after offsetting prior years’ tax losses, and a 50% reduction of its applicable EIT rate for the succeeding three years. The first profit-making year of Mihoyo was 2014. As a result, Mihoyo was subject to a tax rate of 0% for calendar year 2014 and 2015, and a tax rate of 12.5% for calendar year 2016, 2017 and 2018. Mihoyo prepaid RMB5,970,000 income tax to local tax bureau in 2014 before obtaining above stated tax exemption which was recorded as tax recoverable and this balance was collected back in 2015.

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Current tax expense:
PRC enterprise income tax	-	-	-
Deferred tax	-	-	-
Total	-	-	-

The tax expense can be reconciled to the profit before tax per the consolidated statement of profit or loss and other comprehensive income as follows:

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Profit before tax	284	77,354	92,228
Income tax expense at PRC tax rate of 25% (i)	71	19,339	23,057
Tax effect of:
Non-deductible expenses	-	42	457
Tax exemption and concession to PRC subsidiaries	-	(19,452)	(23,514)
Tax effect of unused tax loss not recognized and utilization of tax loss not recognised previously	(71)	71	-
Tax expense for the year/period	-	-	-

(i)	The applicable PRC statutory income tax rate is used since the Group’s taxable income is generated in the PRC. The applicable PRC income tax rate of 25% was used in the above computation for all reporting periods.

11.	DIVIDENDS

The Company did not pay and declare any dividends on ordinary shares in the year ended December 31, 2013 and declared and paid dividends of RMB10,000,000 in the year ended December 31, 2014. In the eight-month period ended August 31, 2015, the company declared dividend of RMB52,000,000, of which RMB12,000,000 has been pay as of August 31, 2015.

12.	TRADE AND OTHER RECEIVABLES

	At December 31	At December 31	At August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Trade receivables	28	15,400	34,732
Deposits and other receivables	47	597	1,066
Prepayments	-	141	241
Total	75	16,138	36,039

The trade receivables are all within 6 months and none of them are past due but not impaired.

The Group has not recognized an allowance for doubtful receivables because there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

13.	PROPERTY AND EQUIPMENT

	Leasehold improvements	Electronic equipment	Office equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Cost:
At January 1, 2013 (Unaudited)	-	33	2	35
Additions	-	50	-	50
Disposals	-	-	-	-
At December 31, 2013 (Unaudited)	-	83	2	85
Additions	583	526	75	1,184
Disposals	-	(32)	-	(32)
At December 31, 2014 (Unaudited)	583	577	77	1,237
Additions	80	605	28	713
Disposals	-	-	-	-
At August 31, 2015	663	1,182	105	1,950

Depreciation:
At January 1, 2013 (Unaudited)	-	(5)	-	(5)
Charge for the year	-	(16)	(1)	(17)
Eliminated on disposals	-	-	-	-
At December 31, 2013 (Unaudited)	-	(21)	(1)	(22)
Charge for the year	(49)	(91)	(3)	(143)
Eliminated on disposals	-	4	-	4
At December 31, 2014 (Unaudited)	(49)	(108)	(4)	(161)
Charge for the year	(154)	(182)	(11)	(347)
Eliminated on disposals	-	-	-	-
At August 31, 2015	(203)	(290)	(15)	(508)
Carrying values
At December 31, 2013 (Unaudited)	-	62	1	63
At December 31, 2014 (Unaudited)	534	469	73	1,076
At August 31, 2015	460	892	90	1,442

14.	TRADE AND OTHER PAYABLES

	At December 31,	At December 31,	At August 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Trade payable	-	1,774	2,285
Accrued payroll and employee welfare	-	183	651
Other taxes payable	10	5,592	5,648
Accrued expenses	-	40	1,800
Advance from customers	57	31	31
Other payables	4	96	219
Total	71	7,716	10,634

15.	RELATED PARTY TRANSACTIONS

(a)	Related party balances

	At December 31,	At December 31,	At August 31,
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Amounts due from related party
Trade balances
—Mihoyo Technology Limited (note)	-	-	7,661

Note: Mihoyo Technology Limited is controlled by the same individual shareholders of the Group.

The amounts due from related party are trading in nature. The trade balances are unsecured, non-interest bearing and repayable on contract credit term (i.e.: 6 month).

	At December 31	At December 31	At August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)
Amounts due to related party
Non-trade balances
— Cai Haoyu	100	-	-

The amounts due to related party are loan from shareholder in nature. The non-trade balances are unsecured, non-interest bearing and repayable on demand.

(b) Related party transactions

During the year ended December 31, 2013 and 2014 and the eight-month period ended August 31, 2015, respectively, significant related party transactions were as follows:

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Revenues
— Mihoyo Technology Limited	-	-	6,457

(c) Key management compensation

The compensation of directors and other key management during the years was as follows:

	Year Ended	Year Ended		Eight months Ended
	December 31	December 31		August 31
	2013	2014		2015
	RMB’000	RMB’000		RMB’000
	(Unaudited)	(Unaudited)

Salary and other benefits	229	2,308	*	770

*The Group has accrued and paid RMB1,656,000 bonus to key management during the year 2014.

16. OPERATING LEASES

The Group has operating lease agreements principally for its office properties and servers in the PRC with lease terms between one to two years. These leases are renewable upon negotiation.

(a)	Payments recognised as an expense

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Minimum lease payments	41	406	954

(b)	Non-cancellable operating lease commitment

The Group’s commitments for future minimum lease payments under non-cancelable operating lease agreements are as follows:

	Year Ended	Year Ended	Eight months Ended
	December 31	December 31	August 31
	2013	2014	2015
	RMB’000	RMB’000	RMB’000
	(Unaudited)	(Unaudited)

Within one year	62	1,259	1,266
In the second to fifth years, inclusive	-	2,203	1,364
Total	62	3,462	2,630

17. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board of directors and authorized for issue on June 30, 2016.

* * * * *

